Form 20-F
ATNA RESOURCES LTD
filed 2003-05-27
CIK 1041548

U.S. SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission File Number: 0-29336

ATNA RESOURCES LTD.

(Exact name of registrant as specified in its charter)

Province of British Columbia (Canada)

(Jurisdiction of incorporation or organization)

1550 - 409 Granville Street

Vancouver, British Columbia V6C 1T2

Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

Title of Each Class                Issued and Outstanding as at December 31, 2002

Common Shares without par value                            21,757,037

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]  Yes                    [ ]      No

Indicate by check mark which financial statements item the registrant has elected to follow:

[X]  Item 17                      [ ]     Item 18

TABLE OF CONTENTS

PART I

 Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

 Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

 Item 3. KEY INFORMATION

        A. Selected Financial Data

        B. Capitalization and Indebtedness

        C. Reasons for the Offer and Use of Proceeds

        D. Risk Factors

 Item 4. INFORMATION ON THE COMPANY

        A. History and Development of the Company

        B. Business Overview

        C. Organizational Structure

        D. Property, Plant and Equipment

         1. Wolverine Properties, Watson Lake Mining District,

              Yukon Territory

         2. Wolf Property, Watson Lake Mining District,

              Yukon Territory

         3. Marg Property, Yukon Territory

         4. Ty Property, Yukon Territory

         5. Ecstall River Property, Skeena Mining Division,

              British Columbia

         6. White Bull Property, Liard Mining Division, B.C.

         7. Lone Pine, Arizona, USA

         8. Triple Junction/Dixie Fork, Nevada, USA

         9. Golden Cloud, Nevada, USA

        10. Beowawe, Nevada, USA

        11. Clover, Nevada, USA

        12. Sno, Nevada, USA

        13. Chanarcillo - Lo Castillo, Chile

        14. Celeste, Chile

        15. Other Properties

 Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        A. Operating Results

        B. Liquidity and Capital Resources

        C. Research and Development Patents and Licenses, etc.

        D. Trend Information

 Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        A. Directors and Senior Management

        B. Compensation

        C. Board Practices

        D. Employees

        E. Share Ownership

 Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        A. Major Shareholders

        B. Related Party Transaction

        C. Interests of Experts and Counsel

 Item 8. FINANCIAL INFORMATION

        A. Consolidated Statements and Other Financial

            Information

        B. Significant Changes

 Item 9. THE OFFERING AND LISTING

        A. Offer and Listing Details

        B. Plan of Distribution

        C. Markets

        D. Selling Shareholders

        E. Dilution

        F. Expense of the Issue

 Item 10. ADDITIONAL INFORMATION

        A. Share Capital

        B. Memorandum and Articles of Association

        C. Material Contracts

        D. Exchange Controls

        E. Taxation

        F. Dividends and Paying Agents

        G. Statement of Experts

        H. Documents on Display

 Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT

           MARKET RISK

 Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

 Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

 Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

           HOLDERS AND USE OF PROCEEDS

 Item 15. CONTROLS AND PROCEDURES

 Item 16. AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

         A. Audit Committee Financial Expert

         B. Code of Ethics

PART III

 Item 17. FINANCIAL STATEMENTS

 Item 18. FINANCIAL STATEMENTS

 Item 19. EXHIBITS

 SIGNATURES

 CERTIFICATES

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The following table summarises certain financial information, which is derived from and should be read in conjunction with the audited consolidated financial statements included elsewhere herein. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Atna Resources, Inc., incorporated in the State of Nevada, U.S.A.; Mineral Atna Chile Limitada, incorporated in Chile; and Atna Cayman Ltd., incorporated in Cayman Islands. The audited financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with accounting principles generally accepted in the U.S.A. except as stated in note 12 of the notes thereto. The following information should be read in conjunction with these financial statements and notes thereto, included in Item 19 of this report. All monetary data herein is stated in Canadian dollars. See Exchange Rates Data in this section.

	Year ended 12/31/02 $	Year ended 12/31/01 $	Year ended 12/31/00 $	Year ended 12/31/99 $	Year ended 12/31/98 $
Interest income	97,209	510,138	571,709	394,347	870,048
Other income	4,000	6,000	2,000	Nil	Nil
Operating revenue	Nil	Nil	Nil	Nil	Nil

Net Loss	5,273,769	1,995,641	2,714,984	1,701,562	4,603,176
Net Loss per common share	0.24	0.09	0.13	0.08	0.23

Total Assets	13,031,685	18,142,690	19,777,648	21,985,715	23,731,706
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Net Assets	12,678,906	17,952,675	19,643,531	21,904,115	23,496,209
Capital Stock	34,051,138	34,051,138	33,746,353	33,291,953	33,182,485
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of shares	21,757,037	21,757,037	21,108,557	20,398,557	20,203,788

Note:         (1) U.S. readers should refer to note 12 of the audited consolidated financial statements contained in this report for an explanation of the material differences between Canadian and U.S. generally accepted accounting principles, and a presentation of figures derived by a hypothetical application of U.S. accounting principles to those financial statements.

    (2) Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars, except as otherwise specifically stated. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

As at May 2, 2003, the noon rate as quoted by Bank of Canada was Cdn$1.4223 equals U.S.$1.00.

The following table sets out the high and low exchange rates for each month during the previous six months.

                      High for Period  Low for Period

April 2003              1.4936        1.4290

March 2003              1.4943        1.4605

February 2003           1.5338        1.4832

January 2003            1.5772        1.5181

December 2002           1.5798        1.5459

November 2002           1.5912        1.5535

The following table sets forth the average exchanges rates for the past five years, expressed as Canadian dollars per U.S. dollars. The average exchange rate for the period has been calculated using the average monthly noon rate as quoted by the Bank of Canada.

Year                    Average

1998                    1.4835

1999                    1.4866

2000                    1.4854

2001                    1.5489

2002                    1.5703

B.  Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.  Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.  Risk Factors

The securities of the Company are considered speculative due to the nature of the Company’s business and the present stage of its development. A prospective investor should consider carefully the following factors:

Precious and Base Metal Price Fluctuations

The profitability of the Company's operations is dependent upon the market price of certain precious and base metals. The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the investment not retaining its value.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

Exploration and Development

There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of reserves and mineralization may vary depending on metal prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that precious or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties which are unknown to the Company at present which have been caused by previous or existing owners or operator of the properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Company's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Cash Flow

The Company has no source of operating cash flow to fund all of its exploration and development projects. Any further significant work would likely require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

Conflict of Interest

Certain directors and officers of the Company are officers and/or directors of, or are associated with other natural resource companies that acquire interest in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transactions which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest in Canada and the U.S., there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which its holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Yukon Territory than they are in British Columbia, and none of the Company's properties in the Yukon Territory cover areas where the Federal Crown proposes to transfer mineral rights to the First Nations. However, there is no guarantee that this will not change before settlements are finalized. Mineral claim title in Chile is less certain than in Canada and the U.S. The Chilean government makes no effort to establish true claim ownership and allows recording of claims that may be layered on top of pre-existing claims. An underlying claim may or may not lapse with non-payment of taxes. As a result, establishing certainty of claim ownership is a difficult procedure and there is no guarantee that claims the Company acquires in Chile will not be challenged or impugned.

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Company.

Resale of Shares

The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. There can be no assurance that any such revenues can be generated or that other financing can be obtained. If the Company is unable to generate such revenues or obtain such additional financing, any investment in the Company may be lost. In such event, the probability of resale of the shares purchased would be diminished.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

Atna Resources Ltd. was incorporated under the Company Act (British Columbia) on May 30, 1984 by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995.

The Company formed Atna Resources, Inc. (the “US subsidiary”), a wholly owned subsidiary, to act as its operating arm for mineral interests in the United States. The U.S. subsidiary was incorporated under and by virtue of the General Corporation Laws of the State of Nevada on December 8, 1987, and its principal office is located at One East Liberty, Suite 424, P.O. Box 40817, Reno, Nevada 89504, U.S.A.

The Company formed Minera Atna Chile Limitada (the “Chilean Subsidiary”), a wholly-owned subsidiary, to act as its operating arm for mineral interests in Chile. The Chilean Subsidiary was incorporated under the laws of Chile on March 30, 2001, and its principal office is located at Nueva Tajamar 481, Torre Norte, Piso 21, Las Condes, Santiago, Chile.

The Company formed Atna Cayman Ltd. (the “Cayman Island Subsidiary”), a wholly-owned subsidiary, to act as an intermediate holding company for the Company in holding all of the shares of its Chilean subsidiary company and to act as the vehicle for arranging international commercial bank finance for the development of the Chilean company's copper mining properties in Chile. The Cayman Islands Subsidiary was incorporated under the laws of Cayman Islands on June 22, 2001 and the principal office is located at Queensgate House, South Church Street, P.O. Box 1234, George Town in the Island of Grand Cayman, Cayman Islands.

Unless the context otherwise requires, the term “Company” in this report means Atna Resources Ltd. together with its U.S., Chile and Cayman Island subsidiaries.

The head office of the Company is located at 1550-409 Granville Street, Vancouver, B.C. Canada V6C 1T2. The address of the registered and records offices of the Company is 1040 - 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2.

B.  Business Overview

Atna Resources Ltd. commenced operations in 1984. It is a mineral resource exploration company engaged primarily in the business of acquiring and exploring resource properties with a particular focus on base and precious metal deposits. During the period from 2000 to late 2002, the Company was focused on advanced staged copper properties in Chile with the potential to generate near term profit and cash flow, and also on various precious metal exploration prospects. In September 2002, the Company re-emphasized gold exploration projects and initiated a work program in Nevada. It has interests in properties in Canada (British Columbia and Yukon Territory), in the United States (Arizona and Nevada), and in South America (Chile). The Company's properties are currently at an “exploration stage”. The Company's properties are not subject to any mortgage and management is not aware of any encumbrance on any property.

C.  Organizational Structure

The registered and records offices of the Company is located at 1040-999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2.

The Company owns all of the issued and outstanding shares of the common stock of Atna Resources, Inc., U.S.A., a Nevada corporation.

The Company owns 99.999% of the issued and outstanding shares of the common stock of Minera Atna Chile Limitada, a Chilean corporation.

The Company owns all of the issued and outstanding shares of the common stock of Atna Cayman Ltd., a Cayman Islands corporation.

D.  Property, Plant and Equipment

1.  Wolverine Properties, Watson Lake Mining District, Yukon Territory

The most material exploration properties in the Company's portfolio are the Wolverine Properties in Canada, which are at the exploration stage. Drilling to date has determined the existence of a polymetallic volcanogenic sulphide (gold, silver, copper, lead and zinc) deposit on one of the properties.

The name “Wolverine Properties” refers to groups of mineral claims situated in the south-east of the Yukon Territory and owned as to an approximate 39.4% interest by the Company. The claim groups are known as the Foot, Kink, Pak and Toe Properties. Certain mineral claims within the Wolverine Properties are subject to net smelter return royalties ranging from 0.5% to 1%.

Boliden Westmin Limited (“Westmin”) (formerly Westmin Resources Limited) exercised an option to acquire a 60% undivided interest in the Wolverine Properties from the Company by incurring $3,000,000 in exploration expenditures and paying $190,000 to the Company. Westmin sold its interest in the Wolverine Properties, by an agreement dated March 3, 1999, to Expatriate Resources Ltd. (“Expatriate”), a public company in which Westmin has a controlling interest. Following the sale, the respective undivided interests of Expatriate and the Company in such properties was 60% and 40%, with Expatriate being the operator.

Currently, Expatriate and the Company are exploring the Wolverine Properties under a joint venture agreement dated June 1, 1999, as amended from the January 25, 1996 Wolverine Joint Venture Agreement between the Company and Westmin. The Company did not contribute to the 2001 and 2002 Wolverine Joint Venture work program, and accordingly its interest in the property was diluted to 39.4%. Under the terms of the joint venture agreement, the Company retains the right to contribute its proportionate share of costs in future work programs.

a.   Terms of Acquisition

    Foot and Pak Properties

    The Company is a party to an agreement, dated December 12, 1994, with Equity Engineering Ltd. (“Equity”) relating to what is referred to as the Southern Yukon Tanana Terrane. The agreement covers the region in general and specifically the Foot and Pak claims that lie within the region. Under the agreement, Equity holds a 0.5% Net Smelter Return Royalty in the claims, and the Company may purchase the royalty at any time for $500,000. If the Company grants to a third party an option to acquire an interest in the claims, the Company must pay Equity 10% of any cash and share payments received by the Company from that third party. The Foot claims cover a portion of the Wolverine deposit.

    Toe Property

    By agreement dated December 8, 1994, the Company granted to Uwe Schmidt (“Schmidt”) a 0.5% Net Smelter Return Royalty from production in respect of the Toe property. The Company may purchase the royalty at any time for $500,000. In addition, the Company agreed to pay Schmidt 10% of any and all payments received by the Company from third parties under option agreements with respect to the Toe property.

    Kink Property

    By agreement, dated January 5, 1995, the Company acquired a 100% interest in the Kink 3 Claim from Strategic Metals Ltd. (“Strategic”) (formerly Nordac Resources Ltd.), subject to a 1% Net Smelter Return Royalty. The purchase price was 100,000 shares of the Company, all of which have been issued. The royalty will be reduced from 1% to 0.5% Net Smelter Return upon Strategic having received $500,000 in royalty payments. The Kink 3 claim covers a portion of the Wolverine deposit.

    Toe/On Property

    The Company and Westmin have a 50/50 joint venture with Teck Cominco Limited (“Cominco”) (formerly Cominco Resources Ltd.) on the Toe/On property, which consists of 108 claims for approximately 2,257 ha. Cominco is the operator.

b.   Location, Size and Access

    The Wolverine Properties are located in the Finlayson Lake area, south-east Yukon Territory, near Wolverine Lake and 15 kilometres from the Robert Campbell Highway, which connects the towns of Ross River and Watson Lake in the Yukon Territory. The joint venture has allowed certain claims to lapse in areas of non-interest. The current property size is 657 claims (approximately 13,733 ha).

    Much of the property terrain is mountainous. Climatic conditions are typical for the Yukon with short, warm summers and long, relatively cold winters. The nearest supply centres are Watson Lake and Ross River, with limited services, and Whitehorse, capital of the Yukon. Access to the property is by float plane to the base camp on Wolverine Lake or to the airstrip immediately south of the properties.

c.   History and Previous Exploration

    In 1993, the Company staked and carried out initial exploration on three claim blocks within the Finlayson Lake area of the Yukon Tanana Terrane in the south-eastern Yukon. Results from this exploration, particularly on the Foot claim block, confirmed an earlier conviction that the Devonian to Mississippian volcanic and sedimentary rocks of this area were highly prospective for volcanogenic massive sulphide deposits. Further exploration from 1995 to 1997 with Westmin resulted in the discovery and definition of the Wolverine deposit on the Foot and Kink 3 claims.

    The Wolverine deposit is a high-grade volcanogenic massive sulphide (“VMS”) body. Based on 78 drill-hole intersections, the deposit has been defined over a strike length of 700 metres and a width (down-dip) of 400 metres. Thickness of the massive sulphide varies from 2 to 16 metres with an average thickness of 5.1 metres. The two areas of the deposit that are the thickest are referred to as the Wolverine and Lynx zones. Mineralized material* as estimated by Westmin in December 1997 is 6.2 million tonnes grading 1.76 g/t gold, 370.9 g/t silver, 1.33% copper, 1.55% lead and 12.66% zinc. The main sulphide minerals in the deposit, in decreasing order of abundance are: pyrite, sphalerite, chalcopyrite, and galena. Most of the silver occurs within argentian tetrahedrite, with the remainder occurring in galena and electrum.

        *Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under the Canadian classification system (CIM), this material would be an Indicated Resource. Under U.S. Securities & Exchange Commission standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries and other factors, concludes economic feasibility. Under Canadian rules (NI43-101) the mineralized material of Wolverine would be classified as an Indicated Resource.

    Typically, volcanogenic massive sulphide deposits occur in clusters and consequently there is potential for finding additional deposits within the project area. In most VMS mining camps the deposits occur along one or more favourable geological horizons, normally a particular felsic volcanic unit or a felsic-mafic contact. The Wolverine mineralization is associated with a readily identifiable iron formation within a felsic volcanic-sedimentary sequence. This sequence has been defined over a fourteen-kilometre strike length by geological mapping, geophysical surveys, soil sampling and core drilling. Several reconnaissance drill holes along the favourable sequence have produced encouraging results and future exploration programs will continue to explore this favourable geology in order to discover additional deposits.

    Preliminary metallurgical studies in 1997 indicated that the zinc, copper and lead concentrates from the Wolverine deposit would contain high levels of selenium. Selenium creates problems during the smelting and refining processes due to the difficulty in separating it from the metal and/or sulphur products. Certain smelters have selenium removal capabilities; however, there are limits on their total selenium intake and as a result high selenium concentrates are avoided or assessed a penalty. This, together with the uncertainties associated with changes in project ownership resulted in minimal advancement of the project during 1998 while these two issues were addressed.

    Detailed metallurgical investigation of the Wolverine deposit was launched in 1999 examining both the marketing of Wolverine concentrates and metallurgical processing of Wolverine ores. Preliminary results included two process scenarios involving on-site treatment of sulphide concentrates to make readily saleable smelter feed products, and traditional flotation producing separate zinc, copper and lead concentrates for smelting. Work in 2000 focussed on blending of Wolverine ore with lower selenium Kudz Ze Kayah deposit mineralization, located 25 km to the northwest of the Wolverine deposit. This work demonstrated that the combined ores can produce marketable zinc, copper and lead concentrates. Letters were received from a number of smelters expressing interest in treating and refining the blended concentrates.

    Exploration and development of the Wolverine property during 2000 focused on infill drilling along the proposed route of the exploration decline. Additional work was completed pertaining to environmental permitting.

    The Company elected to not contribute its portion of the costs of the 2001 and 2002 Wolverine Joint Venture (“JV”) work programs proposed and approved by Expatriate Resources Ltd., Operator of the JV. The Company differed with Expatriate on the priority and value placed on certain of the proposed expenditures. The Company made this election without prejudice to its right to elect to contribute later, subject to the resolution of differences with the Operator relating to the allocation of expenditures between the Wolverine JV and the Finlayson Project. The Finlayson Project was a conceptual project under which ore from the Wolverine property would be blended and processed at the Kudz Ze Kayah property, held, at that time, by Expatriate under purchase arrangement with Cominco. The Kudz Ze Kayah property has subsequently been returned to Cominco.

    The 2001 and 2002 work programs related mainly to environmental permitting studies, the negotiation of socio-economic impact agreements, metallurgical test work and minor claim and camp maintenance work.

    Extensive environmental baseline studies have been undertaken, including information required for environmental permitting. Nothing, other than the selenium issue as disclosed elsewhere herein, has come to the attention of the Company that indicates the mineralization occurring at the property will necessitate environmental safeguards more stringent than those successfully applied by other operators of massive sulphide ore bodies in North America.

d.   Proposed Exploration Work

    Work proposed for 2003 includes continued environmental monitoring in the deposit area. The Company has elected not to contribute to this program.

e.   Underground and Surface Plant and Equipment

    There is no underground or surface plant or equipment on the Wolverine Properties, nor any known body of commercial ore, and the proposed program would be an exploratory search for ore.

2.  Wolf Property, Watson Lake Mining District, Yukon Territory

a.   Terms of Acquisition

    By Option Agreement dated September 28, 1995, as amended March 6, 1997 and December 10, 1998, the Company acquired an option to earn a 65% interest in the property from YGC Resources Ltd. (“YGC”). Under the agreement, the Company had the right to acquire an undivided 65% interest in the property by issuing 320,000 shares or by making total cash payments of $210,000 (cash paid) and by incurring cumulative exploration expenditures of $1,500,000 over five years (incurred).

    The Company fulfilled all requirements of the Agreement on December 11, 1998. All further work will be conducted pursuant to a joint venture in which the Company and YGC will fund all expenditures in proportion to their respective interests in the property. As a result of a small program conducted during 2000 for which YGC failed to contribute its share of the JV approved budget, YGC's interest in the property was diluted to 34.4% and the Company's interest increased to 65.6%.

b.   Location, Size and Access

    The Wolf property covers a 4.5 kilometre strike length of altered felsic volcanic and sedimentary rocks that host volcanogenic, stratiform barite-sphalerite-galena mineralization. The property is located 85 kilometres south of Ross River, Yukon Territory, and 65 kilometres west of the Wolverine deposit. The Wolf property consists of 18 claims for approximately 376 hectares. Access to the property is by helicopter from Ross River.

c.   History and Previous Exploration

    The 1998 exploration program on the Wolf deposit successfully followed-up on the previous year's massive sulphide discovery. Mineralized material*, as estimated by the Company in January 1999, is 4.1 million tonnes grading 6.2% zinc, 1.8% lead and 84 g/t silver based on 31 drill intersections. The deposit is a tabular body of banded massive sulphide mineralization that extends over a strike length of 600 metres and a down-dip length of 500 metres. Sulphide mineralogy is composed primarily of pyrite, sphalerite, galena, and rare chalcopyrite.

        *Under the Canadian classification system (CIM) this material would be classified as an Inferred Resource.

    Since 2000, when a clean-up program was conducted on the property, no work has been completed.

d.   Proposed Exploration Work

    No work is contemplated for 2003.

e.   Underground and Surface Plant and Equipment

    There is no underground or surface plant or equipment on the Wolf property, nor any known body of commercial ore.

3.  Marg Property, Yukon Territory

  a.   Terms of Acquisition

    The Company purchased on January 20, 2000 a 66.7% interest in the Marg property for $250,000 in cash. The remaining 33.3% interest is owned by Cameco Corporation, and the Marg property is operated under the terms of a joint venture agreement.

b.   Location, Size and Access

    The Marg property consists of 402 claims (8,403 ha) situated in the central Yukon Territory. A 380 metre long air-strip allows fixed wing access to the property by small aircraft. A winter road to within 5 km of the property was constructed in 1997, but has yet to be completed. Access may also be gained by helicopter from the historical mining town of Mayo, located approximately 80 km southwest of the property.

c.   History and Previous Exploration

    The Marg property is underlain by Devonian-Mississippian metavolcanic and metasedimentary rocks of the Earn Group. These rocks are only known to host sedimentary exhalative lead-zinc deposits elsewhere in the northern cordillera making the Marg, as a volcanogenic massive sulphide deposit, something of an anomaly. The Marg deposit mineralization consists of banded pyrite, sphalerite, chalcopyrite, galena, and minor tetrahedrite in four closely stacked massive sulphide lenses. The lenses are continuous over a strike length of 700 metres and a down-dip length of 450 metres and have an average thickness of six metres. Mineralized material*, as indicated by 74 diamond drill-hole intersections, is estimated to be 5,527,000 tonnes grading 1.8% copper, 4.6% zinc, 2.5% lead, 62.7 g/t silver and 0.98 g/t gold (Franzen Engineering Ltd., 1997).

    Only a limited amount of work has occurred outside the deposit area on this very large property. The Jane Zone, a sulphide occurrence within the same host rocks 6 km from the Marg deposit, has not been drill tested. In 2000, a program of detailed structural geological mapping, rock and soil geochemistry, and drill core logging plus lithogeochemical sampling was completed to further define the exploration potential of the property. No work was completed on the property in 2001 or 2002.

        *Under the Canadian classification system (CIM) this material would be classified as an Inferred Resource.

d.   Proposed Exploration Work

    No field work is contemplated for 2003.

e.   Underground and Surface Plant and Equipment

    There is no underground or surface plant or equipment on the Marg property, nor any known body of commercial ore.

4.  Ty Property, Yukon Territory

a.  Terms of Acquisition

    By agreement dated April 7, 2000, the Company acquired an undivided 30% interest in the property as repayment for a debt and has the option to acquire a further 30% undivided interest in the property for an expenditure of $200,000 over four years.

b.   Location, Size and Access

    The Ty property is located in the Finlayson Lake area in southeastern Yukon Territory. The property is comprised of 38 claims for 794 ha. Access is by helicopter.

c.   History and Previous Exploration

The Ty property is underlain by rocks that are similar to those which host the Wolverine deposit. Previous work by Westmin Resources Ltd. included geochemical and geophysical surveys and four diamond drill-holes.

The Company completed an initial program of geological mapping and geochemical sampling during 2000. No work was completed in 2001 or 2002.

d.   Proposed Exploration Work

No work is planned for 2003.

e.   Underground and Surface Plant and Equipment

    There is no underground or surface plant or equipment on the Ty property, nor any known body of commercial ore.

5.  Ecstall River Property, Skeena Mining Division, British Columbia

a.  Terms of Acquisition

    By agreement dated December 16, 1993, the Company acquired a 100% interest in the property from Falconbridge Limited (“Falconbridge”) in consideration of the payment of $40,000 and the issuance of 100,000 shares at a deemed price of $0.45 per share, subject to a 3% Net Smelter Return Royalty (which may be bought down to 2%).

b.   Location, Size and Access

    The Ecstall River property is located about 75 kilometres south-east of Prince Rupert, B.C., and about 20 kilometres north-west of Kitkiata Inlet on Douglas Channel, near Ecstall Lake. The property is comprised of four located mineral claims totalling 54 claim units, and one fraction covering about 1,350 hectares and 21 Crown Granted Mineral claims covering 400 hectares, and two Crown Granted Mineral claims (surface rights) covering an additional 40 hectares.

    Access to the property is by helicopter from Prince Rupert or Terrace, some 100 kilometres to the north. Equipment could be barged to Kitkiata Inlet or up the Esctall River to within a few kilometres from the Ecstall deposit. Logging roads reach within 10 kilometres of the property.

c.   History and Previous Exploration

    The principal mineral occurrence on the property, the Ecstall deposit, was discovered before 1900. The British Columbia Pyrites Company Limited investigated the deposit by tunnelling, and made a trial shipment of pyritic massive sulphide material to the Victoria Chemical Works. In 1918 and 1919, the Granby Consolidated Mining, Smelting and Power Co. Ltd. (“Granby”) explored the property, viewing it as a possible source of copper ore for the Anyox smelter. Granby dropped its option in 1920, but re-acquired it and subsequently, did more exploratory work before finally relinquishing the option in 1923.

    The property was the subject of intermittent exploration, including underground exploration, between 1937 and 1987 by Texas Gulf Sulphur Co., its affiliate, and corporate successors, namely Falconbridge. This work defined a body of mineralized material estimated to contain 6.62 million tonnes grading 0.7% copper, 2.5% zinc, 20 g/t silver and 0.5 g/t gold.

    In December 1993, the Company purchased the property from Falconbridge, and in 1994 undertook additional exploration work. The Company's work included line-cutting, geological mapping, soil and rock sampling in the Thirteen Creek area near the Ecstall deposit. Four drill targets were chosen, but further work was postponed. No work has occurred on the property from 1995 to the present.

d.   Proposed Exploration Work

    No exploration work is planned in 2003.

e.   Underground and Surface Plant and Equipment

    There is no underground or surface plant or equipment on the Ecstall River property other than the remnants of old buildings, and an exploration adit, nor any known body of commercial ore.

6.  White Bull Property, Liard Mining Division, B.C.

  Terms of Acquisition

    By agreement dated April 27, 1995, the Company entered into a Joint Venture agreement with Jasper Holdings Co. (“Jasper”), each as to 50% and the claims were staked under this agreement. On August 21, 1995, the Company purchased Jasper's entire interest in the property by issuing 25,000 shares of the Company to Jasper.

b.   Location, Size and Access

    The White Bull property is situated in the Cassiar Mountains in north-central British Columbia. The nearest towns are Dease Lake, 133 kilometres south west, and Watson Lake, 140 kilometres north of the property. The property is comprised of 24 claim units, covering approximately 600 hectares. Access is by helicopter from Dease Lake or Watson Lake.

c.   History and Previous Exploration

    The White Bull property is underlain by Paleozoic aged sedimentary and minor volcanic rocks of the Earn Group. The claims were staked to cover a large zone of alteration possibly associated with sedimentary exhalative lead-zinc-silver mineralization. The Company carried out a program of detailed geological mapping and geochemical surveying in 1996. No work has occurred on the property since 1996.

d.   Proposed Exploration Work

No exploration work is planned in 2003.

e.   Underground and Surface Plant and Equipment

    There is no underground or surface plant or equipment on the White Bull property, nor any known body of commercial ore.

7.  Lone Pine, Arizona, USA

a.  Terms of Acquisition

    The Company purchased a 100% interest in the three patented Lone Pine claims for US$100,000 in cash.

b.   Location, Size and Access

    The Lone Pine property is located near Prescott, Arizona within the Big Bug Mining District. The property consists of three patented claims for a total area of 61.98 acres (24.68 ha). Access to the claims is via a short 4 x 4 road leading off Highway 69 between the towns Mayer and Humbolt.

c.   History and Previous Exploration

    The property is centred on the old Lone Pine Mine which has had recorded historical production of 2,170 tons at 0.2 oz/t gold, 3 oz/t silver, 6.45% copper. While lead and zinc were not recovered, it has been estimated that the ore contained 1.5% lead and 5% zinc. The volcanogenic massive sulphide (VMS) deposit, which had been explored underground to 200 foot depth and over a 700 foot strike length, had never been drill tested. Additional potential exists within the hanging wall for associated carbonate-chert-gold exhalite mineralization.

    In April 2001, three holes were drilled to test the depth extent of the mineralization. Narrow sections of semi-massive to disseminated sulphide mineralization were intersected in sericitic and iron carbornate altered rock, but no significant grades over significant widths were indicated. More detailed geological mapping and structural interpretation will be necessary to determine whether the property warrants further drilling. No work has occurred on the property since 2001.

d.   Proposed Exploration Work

No exploration work is planned in 2003.

e.   Underground and Surface Plant and Equipment

    There is no underground or surface plant or equipment on the Lone Pine property, nor any known body of commercial ore.

8.  Triple Junction/Dixie Fork, Nevada, USA

a.  Terms of Acquisition

    Pursuant to an ption agreement dated October 7, 2002, the Company entered into an agreement with RMIC Gold (“RMIC”) whereby it can earn up to a 100% interest, subject to a 3% NSR (uncapped), in the 36 Triple Junction lode claims and 31 Dixie Fork lode claims located at the south end of the Carlin Gold Trend in Elko county, Nevada, by paying an aggregate of US$35,000 (US$20,000 paid) in cash and issuing 100,000 common shares to RMIC prior to October 7, 2003. RMIC is entitled to receive 5% of any cash proceeds received by the Company, to a maximum of US$500,000, in the event that the Company transfers any part of its interest in the property to any arm’s length third party.

b.   Location, Size and Access

The Dixie Fork property is located at the south end of the Carlin Trend 50 km SW of Elko in north central Nevada, USA and consists of 31 lode claims for approximately 259 hectares (640 acres). The Triple Junction property is located approximately 6 km south east of Dixie Fork and is comprised of 36 lode claims for approximately 286 hectares (707 acres).

Access to both properties is by all-weather gravel roads off secondary highways.

c.   History and Previous Exploration

Dixie Fork

Consolidated Ramrod staked claims atop Dixie Fork in the early 1990’s, but apparently never drilled any exploration holes into targets on the property. No previous or subsequent exploration or mining was conducted at Dixie Fork, prior to acquisition by the Company.

The Dixie Fork property is located in the Piñon Range, 19 km (12 miles) SSW of the Newmont Mining Company’s Rain/Tess/Saddle Mine complex, in Elko County, Nevada. The property is situated along a major, WNW-trending, Rain Fault-parallel high-angle graben fault structure. This structure separates younger, down-dropped Upper Plate black shales in the interior of the graben from Lower Plate sandy strata of the Mississippian Chainman Formation. Felsic dikes cut the Chainman strata near the bounding graben faults. Mineralization is present at Dixie Fork in the form of argillically altered and pyritized wallrocks, local barite, and anomalous pathfinder element geochemistry. The main gold target is the contact of Mississippian Webb Formation shaly to limy strata with the underlying Devonian Devil’s Gate Limestone, adjacent to the graben fault structures.

Triple Junction

Westmont Gold staked claims over the Triple Junction area in the late 1980’s, and made a generalized outcrop geologic map of the region in 1988. The first known drillholes in the area were done by Westmont, who drilled 12 shallow rotary exploration holes into area targets in 1990-1991, and 8 holes in 1992. Westmont’s best drillhole intercept was 50 feet containing 0.045 ounce per ton gold, in hole JW-90-08. Cameco acquired the property in the late 1990’s and drilled several holes. No subsequent exploration is known at Triple Junction, prior to its acquisition by the Company.

  The Triple Junction property is located in the Piñon Range, 22.5 km (14 miles) SSW of the Newmont Mining Company’s Rain/Tess/Saddle Mine complex, in Elko County, Nevada. Triple Junction is situated along a major, NNW-trending, high-angle graben fault structure. This structure separates younger, down-dropped conglomerates of the Lower Plate Diamond Peak Formation on the west side of the structure from uplifted, conglomerate-bearing, silty to sandy strata of the Mississippian Chainman-Diamond Peak Undivided complex to the east. Felsic dikes/plugs and barite veins cut the Chainman strata near the bounding graben faults. Mineralization is present at Triple Junction in the form of strongly argillically altered wallrocks with local pyritization and local barite. Surface gold assay values, up to 7 grams per tonne gold, over widths of up to several metres occur on the property. Strongly anomalous pathfinder element geochemistry is noted in rocks and soils. The main gold target is the contact of Mississippian Webb Formation shaly to limy strata with the underlying Devonian Devil’s Gate Limestone, adjacent to the NNW-trending control fault structure.

d.   Proposed Exploration Work

During 2003, Atna plans on completing a ground-based gravity survey, and 1,500m of RC drilling to test both prospects.

e.   Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Dixie Fork & Triple Junction properties, nor is there any known body of commercial ore.

9.  Golden Cloud, Nevada, USA

a.  Terms of Acquisition

    In an agreement dated November 7, 2002, the Company obtained an option from Carl Pescio to acquire a 100% interest in 107 Golden Cloud lode claims, subject to a 3% royalty on gold revenue, less US$15 per realized ounce. To exercise this option, the Company has to pay to the optionor an aggregate of US$80,000 (US$20,000 paid) in cash, allot and issue to the optionor up to 150,000 (50,000 shares issued) common shares in three separate tranches of 50,000 shares each, and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. Following exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. A finders fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first 2 years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement. The finder’s fee is capped at US$500,000.

b.   Location, Size and Access

The Golden Cloud property is located at the north end of the Carlin Gold District in north central Nevada, and along the eastern margin of the Northern Nevada rift, 95 km NE of Winnemucca, and consists of 173 lode claims for an approximate area of 1,484 hectares (3,665 acres).

Access to the property is by all weather gravel roads off secondary highways.

c.   History and Previous Exploration

No significant exploration programs have been completed on the property to-date.

The Golden Cloud Property is a ‘bonanza style’ low-sulphidation epithermal gold target located along the eastern margin of the Northern Nevada rift. It is strategically well located, south of the Ivanhoe project (719,000 tons grading 1.29 oz/ton gold and 7.0 oz/ton Ag), to be developed by Hecla Mining and Great Basin Gold. The Silver Cloud property, being actively explored by Placer Dome and Teck Cominco’s is located immediately to the west of Golden Cloud. The Main Carlin operations of Barrick and Newmont are located 10km to the southeast.

The property is underlain by Miocene aged bimodal volcanic flows and tuffs, and widespread cinnabar and opaline silica sinter. Several sinter deposits in the Golden Cloud vicinity have been historically mined for mercury. Gravity and magnetic anomalies, surface lineaments and sinter suggest northwest and north-northwest trending structures transecting the property, similar in orientation to those that host mineralization at the Placer/Teck Cominco’s Silver Cloud prospect and the Ken Snyder mine.

d.   Proposed Exploration Work

For 2003, the Company intends to complete a program of geological mapping and sampling, geophysical surveys and drill 2,000m in a combination of RC and core drilling.

e.   Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Golden Cloud property, nor is there any known body of commercial ore.

10. Beowawe, Nevada, USA

  Terms of Acquisition

In an agreement dated November 7, 2002, the Company obtained an option from Carl Pescio to acquire a 100% interest in 95 Beowawe lode claims, subject to a 3% royalty on gold revenue, less US$15 per realized ounce. To exercise this option, the Company has to pay to the optionor an aggregate of US$80,000 (US$20,000 paid) in cash, allot and issue to the optionor up to 150,000 (50,000 shares issued) common shares in three separate tranches of 50,000 shares each, and carry out a combined minimum 20,000 feet of exploratory drilling on the Beowawe and/or Golden Cloud properties prior to November 6, 2005. Following the exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. A finders fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first 2 years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement. The finder’s fee is capped at US$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest on 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue, which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise this option, the Company has to pay to the optionor an aggregate of US$42,500 (US$5,000 paid) in cash on or before December 1, 2006. Thereafter, the Company will pay a minimum royalty of US$5,000 on every December 1 anniversary.

b.   Location, Size and Access

The Beowawe property is located in the central part of the Northern Nevada Rift in north central Nevada 105 km SE of Winnemucca and consists of 95 lode claims for an approximate area of 794 hectares (1,962 acres).

Access to the property is by all weather gravel roads off secondary highway 306 that originates at Interstate 80.

c.   History and Previous Exploration

At least 50 geothermal test holes were drilled in the Beowawe area during the period 1959 to 1985. The prime purpose of these holes was to identify geothermal energy resources at the Beowawe geothermal field. The geothermal exploration work culminated in the construction of an electrical generating plant in 1985. The plant currently produces 16 MW of electricity from a field with a total capacity of 200 MW.

During the period 1983 to 1996, the Project area was explored for gold mineralization with a total of 39 drill holes by Chevron, Bow Valley, WFD Limited, and North in the White Canyon area. In 2000, Balaclava Mines Ltd. completed four holes on the property. In 2002, the property was staked by Carl Pescio.

The Beowawe project is located in the central part of the Northern Nevada Rift, near the Mule Canyon and Fire Creek Deposits. The property covers the intersection of the Northern Nevada Rift and the more locally prominent Malpais range-front fault zone, both of which are normal faults active since the Miocene. The Malpais fault zone controls the location of the Beowawe geothermal field near the western margin of the project area.

Several partly eroded and/or buried hot-spring sinter deposits closely associated with multiple zones of intense silicification anomalous in gold and mercury are exposed in the footwall of the Malpais Fault east of the hot springs. The east-west target trend is comprised of a combination of sinter, silicification, extensive geochemical anomalies (Au-Hg-As), and hot spring-type hydrothermal alteration along a seven kilometer structural trend east of the active hot springs including the previously mined Red Devil mercury deposit. Previous operators intersected wide sections of anomalous gold at shallow levels, including 502 ppb gold over 16.8m, and 130 ppb gold over 106m. Brecciated quartz-chalcedony veins up to 3.0m wide are exposed in north-south trending gullies. The Company will target ‘bonanza’ style mineralization within these veins at depth.

d.   Proposed Exploration Work

The Company proposes to complete geological, geochemical, geophysical surveys to help target planned 2003 drilling, which will focus on ‘bonanza’ style mineralization within these veins at depth. 2,000m of a combined reverse circulation and core drilling is planned for 2003.

e.   Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Beowawe property, nor is there any known body of commercial ore.

11. Clover, Nevada, USA

a.  Terms of Acquisition

    In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims on the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$20,000 paid) over 7.5 years. In addition, the Company agreed to retain the vendor as an independent consultant to perform services on the property at a daily rate of US$400 for at least 10 days per year during the first two years. The Clover property is subject to a Finders Agreement between the Company and Clancy Wendt (“Wendt”) dated February 10, 2003, whereby the Company agreed to pay Wendt a finder’s fee of $5,000 upon execution of the acquisition agreement, and 5% (capped at US$500,000) of all future expenditures made by the Company in the Clover Property.

b.   Location, Size and Access

The Clover property is situated 68 km north-east of Winnemucca in Elko County, north-central Nevada, and consists 22 lode claims for approximately 184 hectares (454 acres).

Access is via all weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Driving time from Winnemucca is approximately 45 minutes. A series of poorly maintained dirt roads provide access to most areas of the property. The topography on the property is moderate, rising to 6,400 feet above sea level off the 5,000 feet above sea level pediment covered valley bottom.

c.   History and Previous Exploration

Prior to 1982, no record exists of historical exploration and/or development on the property, although scattered prospecting pits and shallow shafts are seen within the claims area. In 1982, Nassau Minerals had claims in the area and completed geological mapping, rock geochemical sampling, and drilled 8, shallow, reverse-circulation (RC) holes totalling 1,535 feet. Amax Gold joint-ventured the property from Nassau in 1987 and during 1988 completed additional geological/geochemical surveys and drilled 16 RC holes totalling 6,835 feet. Nassau joint ventured the property with Touchstone from 1989 to 1992 and completed 3 RC holes totalling 970 feet. Nassau dropped the claims in 1993.

Gold Fields/Santa Fe held claims in the property area in 1994 and conducted extensive sampling and drilled 10 holes before dropping the property. Echo Bay acquired the property in 1995 and completed geological mapping, rock and soil geochemical sampling, ground magnetic and IP geophysical surveys, and drilled 24 RC holes for 12,762 feet in 1996. In 1997, Romarco Nevada Inc. joint ventured the property with Echo Bay, and in 1998 drilled 17 RC and diamond holes for 9,471.5 feet.

The Clover prospect is a high-grade vein-hosted epithermal gold prospect, in a similar geologic setting to Newmont Mining’s Ken Snyder mine (2.7 million tons averaging 1.12 oz./ton gold, and 12.82 oz/ton silver), located approximately 17 km to the west of the property.

Clover is situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged bi-modal volcanic rocks, on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district. Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (20-70 ppb).

Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend. Drilling by previous operators intersected mineralized and veined breccias and shear zones, with significant intercepts including 9.7m grading 25.3 g/t gold, and 3m grading 10.0 g/t gold. Mineralization occurs within two zones that are largely open along strike and down-dip, associated with north-northwest striking reverse fault breccias, as well as sub-vertical structures. High-grade float boulders grading up to 30.9 g/t gold and 308.6 g/t silver in grab samples, were discovered on the property, approximately two kilometers north-northwest of this drilling along the trend.

d.   Proposed Exploration Work

The Company plans on initiating a drilling program on the property in the spring of 2003, with 1,000m of core drilling anticipated as a Phase 1 program, in addition to geological mapping and prospecting.

e.   Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Clover property, nor is there any known body of commercial ore.

12. Sno, Nevada, USA

a.  Terms of Acquisition

In an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest in the 58 Sno lode claims, subject to a 3% royalty on gold revenue. To exercise the option, the Company has to pay an aggregate of US$295,000 in cash prior to April 10, 2008, allot and issuing 50,000 common shares to the Optionor upon the acceptance of notice of the agreement by the Toronto Stock Exchange, and carry out a 2,000m of exploratory drilling prior to April 10, 2006. Following the exercise of the Option, the Company shall make additional US$100,000 cash payments to the Optioner on or before April 10, 2009 and on each subsequent year until the Commencement of Commercial Production.

b.   Location, Size and Access

The Sno property is situated 72 km north-east of Winnemucca in Elko County, north-central Nevada, and consists 58 lode claims for approximately 484 hectares (1,197 acres).

Access is via all weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Driving time from Winnemucca is approximately 50 minutes. A series of poorly maintained jeep trail provides access to the property. The topography on the property is moderate, rising to 6, 900 feet above sea level off the 5,000 feet above sea level pediment covered valley bottom.

c.   History and Previous Exploration

Prior to 1982, no record exists of historical exploration and/or development on the property, although scattered prospecting pits and shallow shafts are seen within the claims area. From 1984 to 1988, Coral Gold explored the property, conducting drilling, mapping and surface sampling. In the mid-90’s Echo Bay staked the property, and performed mapping and surface sampling.

The Sno prospect is a high-grade vein-hosted epithermal gold prospect, in a similar geologic setting to Newmont Mining’s Ken Snyder mine (2.7 million tons averaging 1.12 oz./ton gold, and 12.82 oz/ton silver), located approximately 9 km to the west of the property.

Sno is situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged bi-modal volcanic rocks, on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district. Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (20-70 ppb).

The property is transected by a north-northwest trending structural corridor which hosts highly anomalous gold (up to 32 g/t gold in grab samples) in strongly altered and brecciated zones, with cross-cutting, steep dipping, quartz-chalcedony veins.

d.   Proposed Exploration Work

    The Company plans on initiating a drilling program on the property in the spring of 2003, with 1,000m of reverse circulation drilling, anticipated as a Phase 1 program, in addition to geological mapping and prospecting.

e.   Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Sno property, nor is there any known body of commercial ore.

13. Chañarcillo – Lo Castillo, Chile

a.  Terms of Acquisition

    Pursuant to an option agreement dated August 8, 2001 with Sociedad Legal Minera Juan Godoy de Chañarcillo (“S.L.M.”), the Company acquired an option to earn a 100% interest, subject to a 2% NSR, in 27 mineral concessions located in the Chañarcillo silver mining district in north-central Chile by paying an aggregate of US$118,000 (US$6,000 paid) and incurring an aggregate of US$800,000 (US$51,146 incurred) in exploration expenditures prior to August 8, 2007.

b.   Location, Size and Access

    The Lo Castillo property is situated 60 km south of the city of Copiapo, Third Region of Chile. The 131 hectares property is centered on the historic silver mining district, 14 km east of the Pan American highway, at an elevation of 1,200m. An all-weather gravel road connects the property with the highway.

c.   History and Previous Exploration

    The Chanarcillo district hosts more than a dozen old mines within a 1.5 by 1.0 km area, which were primarily operated between 1865 and 1915. Aggregate recorded production is in excess of 100 million ounces of silver. Historical production was from oxidized veins and mantos. Depth of oxidation varies from 200 to more than 500 m, where mining was impeded by ground water and the ore cut-off grade varied from 3,000 to 5,000 g/t silver.

    Mineralization at Chanarcillo is hosted in Lower Cretaceous limestone and interbedded volcanic rocks, which have been intruded by later plutonic rocks. Airborne geophysical surveys define co-incidental magnetic and radiometric anomalies centered in the area of the old workings and indicating probable intrusive rocks at depth. Past workers have documented a number of stratabound zinc-rich massive sulphide deposits that were not mined previously due to lack of oxidation and the associated difficulties of extracting the silver from sulphide minerals.

    The Chañarcillo district represents a probable carbonate replacement deposit (“CRD”) similar to the CRD deposits in Colorado, Mexico, Guatemala and elsewhere (e.g.: Leadville, Santa Euhalia, Naica, Los Mochitos).

    In 2001, an evaluation program which included geological, geochemcial and geophysical surveys was initiated over the mineralised core claims. Geological mapping established vein locations and structural controls as well as determining which vein systems had peripheral stockwork systems which might be bulk tonnage targets. A gradient array IP survey was conducted to determine if mineralization was associated with chargeable or resistive zones and whether these zones extended out into overburden covered areas. Rock sampling was carried out to determine the geochemical signature of mineralization and surrounding rocks and whether surface sampling could indicate nearby mineralization in spite of extensive surface leaching. Drill targets identified as a result of these studies were tested with 19 holes totalling 2,830 meters in 2002 and funded by Apex Silver Mines Limited through a joint venture formed for that purpose. Widespread, sub-economic silver grades were intersected.

d.   Proposed Exploration Work

    No work is proposed on the property in 2003.

e.   Underground and Surface Plant and Equipment

    There is no underground or surface plant or equipment on the Chanarcillo property, nor any known body of commercial ore.

14. Celeste, Chile

a.  Terms of Acquisition

Pursuant to an agreement dated September 30, 2002 with Minera Teck Cominco Chile Limitada (“Teck-Cominco”), the Company acquired a 100% interest in and to the Property subject to a NSR royalty equal to 2% (uncapped) of net smelter returns from minerals extracted from the Property, by paying a one-time fee of CH$3,700,000 (equivalent to US$9,753). A land-use fee of US$50 per hectare of surface is payable if the land is used for waste dump, fill leaching or ancillary mining facilities also applies.

b.   Location, Size and Access

Celeste project is located in the Coastal Range of Northern Chile, about 180 km north of Copiapó and 50 km northeast of Chañaral port. The property consists of 24 mineral concessions of approximately 3,501 hectares in area. Access to the project is by means of a state maintained secondary road, about 20 km from regular paved highways. An airport for commercial jets at El Salvador is 90 km by road from the project site. Barquito port is located 55 km from the project.

c.   History and Previous Exploration

The Property is adjacent to and on strike of the Cerro Negro Property owned by ENAMI and previously optioned to the Company. The Cerro Negro option was terminated in March 2003. Mining activity has been known in the area since the early 1900’s. In 1960, the Cerro Negro Property was claimed by ENAMI, and subsequently leased to small miners. Today, 24 such contracts are in place and small scale mining of higher grade material is being carried out.

The Celeste has been previously worked in conjunction with exploration on the Cerro Negro property. The Cerro Negro property fits with the class of deposits referred to as Iron Oxide Copper-Gold deposits. In the case of Cerro Negro, copper mineralization is associated with magnetite and specularite breccias and vein stockwork systems that occur over a 7 km strike length following a northeast trending splay of the Atacama Fault Zone. The Cerro Negro geology is very similar to that at Anglo American’s Manto Verde mine which is situated on the Atacama Fault Zone, 40 kms to the south. The Cerro Negro area hosts both oxide and sulphide mineralization.

In the early 1990́s, Japan International Cooperation Agency (JICA) and the Metal Mining Agency of Japan carried out an exploration program to evaluate the Cerro Negro project. JICA carried out 6,424 meters of core drilling in 53 holes, conducted metallurgical testing on both oxide and sulphide mineralization, and completed scoping level studies on potential production. Cominco acquired the surrounding Celeste properties, and drilled 14,000m, with numerous drill-holes intersecting >1% copper sulphide mineralization on both the northern and southern ends of the ENAMI claims.

Phelps Dodge integrated the ENAMI, Cominco and adjacent claims into a single project and completed two drill programs, predominately on the ENAMI claims with 100 to 120m spaced drill holes. The drilled area is approximately 1.5 km wide and 2.5 km long and remains open to expansion to the northwest and southwest. On the basis of 115 drill holes and extensive underground channel samples, Phelps Dodge estimated that the amount of mineralized material* within the oxide zone at a 0.15% copper cut-off grade was 191 million tonnes grading 0.46% copper. Pit optimization studies indicated that an open pit could be designed that would contain 37 million tonnes of higher-grade material (heap leach) grading 0.79% copper and 114 million tonnes of lower-grade material (Run of Mine leach) grading 0.43% copper and 118 million tonnes of waste material.

        *Although not classified by Phelps Doge, on the basis of drill hole spacing this material would be categorized as an Inferred Resource by the Canadian classification system (CIM).

    During 2002, the Company optioned the Cerro Negro property and conducted extensive metallurgical test work on underground samples. In early 2003 a limited program of infill drilling tested both the Cerro Negro deposit and the Celeste claims. Six holes were completed on Cerro Negro and three on Celeste, for a total of 1,488 metres. Though encouraging results were obtained from both the metallurgical and drilling results, the high property payments on Cerro Negro could not be justified given the protracted slump in copper commodity prices. As a result Cerro Negro was returned to ENAMI and further work on Celeste was put on hold.

d.   Proposed Exploration Work

No further work is proposed for 2003.

e.   Underground and Surface Plant and Equipment

There is no underground or surface plant on the Celeste property, nor any known body of commercial ore as defined by the U.S. Securities and Exchange Commission standards.

15. Other Properties

The Company owns several other properties in the Yukon, British Columbia and Chile that are at an early stage of exploration. The Company also conducts research into areas believed to have favourable geology and carries out reconnaissance exploration in target areas where the potential for making significant discoveries is high.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 2002 should be read in conjunction with the financial statements of the Company included in Item 17 - Financial Statements.

The Company's financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in Note 12 to the financial statements of the Company included in Item 17 - Financial Statements.

A.  Operating Results

The Company has financed its operations principally through the sale of its equity securities. As the Company does not have any producing mineral properties, its only revenue source is interest income earned from amounts on deposit. Interest income earned is dependent on the amount of funds available for deposit and changes in the interest rates. Unless the Company is able to acquire one or more advanced-stage properties with the potential to generate near term profit and cash flow, or is able to obtain additional funds through the sale of its equity securities, the amount of interest income earned is expected to decrease as the Company continues to expend funds exploring its existing mineral properties.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

During the 2002 fiscal year, the company incurred a loss of $5,273,769 ($1,995,641 for 2001), resulting in basic and diluted loss per share of $0.24 ($0.09 for 2001). The loss is inclusive of a write down of $1,824,956 ($3,113 for 2001) in mineral property costs, a $485,455 ($357,430 for 2001) write down of holdings in marketable securities, and a $78,098 ($150,000 for 2001) write-off of the Company's investment in the VGCG limited partnership.

Interest income for the 2002 fiscal year decreased to $97,209 from $510,138 during the 2001 fiscal year. The reduction of $412,929 was the combined result of the reduced interest rates and lower average balances of cash and cash equivalents in 2002.

General and administrative expenses for the 2002 fiscal year increased to $1,008,644 from $691,586 in 2001. The increase was primarily attributed to one-time severance expenses of $378,356 in relation to the termination of four employees in 2002; a $24,429 increase in rent and services expenses was primarily attributed to a full year of operating costs incurred by the Company=s Chile office in 2002 as compared to six months of operating costs in 2001; a $18,352 increase in shareholder communications arose due to the increase in corporate investor relations activities; and a $37,970 increase in wages and benefits occurred due to a reduction of the amount of salaries capitalized to project costs. The $144,573 decrease in professional fees was primarily attributed to the Company utilizing fewer external consultants.

Exploration and business development for the 2002 fiscal year increased to $1,906,424 from $1,296,510 for the 2001 fiscal year. Expenses include the internal allocation of Company salaries based on time spent on this activity, fees charged by outside consultants and engineering firms, and travel expenses related to due diligence activities. Of the 2002 amount, $1,194,212 incurred in due diligence expenses related to copper prospects in Chile, and $463,643 incurred in due diligence expenses related to a project in Spain.

The Company incurred $1,053,169 ($1,059,384 for 2001) in deferred exploration and acquisition costs, which were partially offset by an amount of $7,517 ($183,128 for 2001) in grants received under a Yukon government exploration incentive program, an aggregate of $295,402 ($nil for 2001) was received from Apex Silver Mines Limited and spent on the Chañarcillo exploration program in Chile, and a refund of $16,855 ($nil for 2001) in previously overpaid cash calls was received from its partner in the Wolverine Joint Venture.

The $1,824,956 write-down of mineral properties in 2002 ($3,113 for 2001) related to costs incurred in 2002 and prior years on projects that no longer met the Company=s criteria for further exploration. Of the 2002 write-off amount, $1,711,723 related to projects in Chile, $52,307 related to projects in Alaska, U.S., and $60,925 related to projects in British Columbia, Canada.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

During the 2001 fiscal year, the Company incurred a loss of $1,995,641 ($2,714,984 for 2000), resulting in basic and diluted loss per share of $0.09 ($0.13 for 2000). The loss is inclusive of a $150,000 ($nil for 2000) write down of the Company's investment in the VGCG limited partnership, a $357,430 ($nil for 2000) write down of holdings in marketable securities, and $3,113 ($2,181,070 for 2000) in mineral property costs written off. The Company became a shareholder of Valerie Gold Resources Ltd. during 2001 and formed the VGCG limited partnership to propose an alternate slate of individuals to stand for election to the board of directors of that company.

Interest income for the 2001 fiscal year decreased to $510,138 from $571,709 during the 2000 fiscal year. The decrease in interest income was due to lower average balances of cash and cash equivalents in 2001.

Administrative expenses for the 2001 fiscal year increased to $691,586 from $569,655 in 2000. The principal administrative expense variances were professional fees, which increased to $217,029 for the year ended 2001 from $90,791 in 2000, and office expenses, which increased to $78,190 for the 2001 year from $44,930 in 2000. The increase in professional fees was primarily due to the Company utilizing external consultants in connection with matters not addressed in-house by salaried personnel. The increase in office expenses was partly due to an addition of a new Chile office in July 2001.

Exploration and business development for the 2001 fiscal year increased to $1,296,510 from $521,554 for the 2000 fiscal year. $335,711 of the 2001 amount related to exploration and acquisition costs incurred on the Monterde property, located in Mexico, which the Company dropped during the year. If the exploration and acquisition costs incurred on the Monterde property are excluded, aggregate exploration and business development expenditures were $960,799 as compared to $521,554 for the 2000 fiscal year. The increase can be attributed to the increased activity of the Company in seeking exploration and business opportunities.

The Company incurred $1,059,384 ($1,976,128 for 2000) in deferred exploration and acquisition costs, which were partially offset by an aggregate of $183,128 in grants received under a Yukon government exploration incentive program.

There was no cash provided by financing activities during 2001 as compared to $454,000 for the 2000 fiscal year. During 2000, the Company raised $454,000 by issuing 710,000 units through a private placement. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each one such warrant entitles the holder to purchase one additional common share of the Company for a period of five years, at a price of $0.74 per share.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

During the fiscal year ended December 31, 2000, the Company had $571,709 in interest income and incurred $569,655 in administrative expenses, compared to interest income of $394,347 and administrative expenses of $483,671 for the fiscal year ended December 31, 1999. The principal variance in specific administrative expenses was in the area of professional fees, which increased to $90,791 for the year ended 2000 from $21,077 in 1999. The increase in professional fees was primarily due to the Company utilizing external consultants in connection with matters not addressed in-house by salaried personnel. The increase in interest income was due to the Company's 2000 year-end position in cash equivalents consisting almost solely short-term instruments which bear current market values approximating cost. In prior years, the Company carried certain investments of a longer term nature which, as cash equivalents, required write-downs to market values when interest rates rose, which caused an offsetting negative impact on the current net income earned from such securities. In addition, the Company benefited in 2000 from a general increase in interest rates during the year. The Company incurred $1,976,128 in deferred exploration and acquisition costs, compared to $2,389,482 in the previous year.

During the fiscal year ended December 31, 2000, the Company raised $454,000 by issuing 710,000 units through a private placement. Each unit comprised of one common share and one non-transferable share purchase warrant. Each one such warrant entitles the holder to purchase one additional common share of the Company for a period of five years, exercisable at a price of $0.74 per share.

B.  Liquidity and Capital Resources

The Company has financed its operations principally through the sale of its equity securities. As the Company does not have any producing mineral properties, its only revenue source is interest income earned from amounts on deposit. Interest income earned is dependent on the amount of funds available for deposit and changes in interest rates. Unless the Company is able to obtain additional funds through the sale of its equity securities, the amount of interest income earned is expected to decrease as the Company continues exploring its existing mineral properties.

The Company expects to obtain financing in the future primarily through joint venturing its properties, equity financing, and/or debt financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties.

The Company had a net working capital position of $3,475,682 at December 31, 2002, compared to $7,868,356 at December 31, 2001 and $10,727,593 at December 31, 2000. The Company's current working capital position provides it with sufficient liquidity to meet its 2003 operating requirements.

At December 31, 2002, the outstanding stock options and share purchase warrants represented a total of 3,655,000 shares. The majority of the outstanding stock options and share purchase warrants are currently out-of-the-money. The exercise of these securities is completely at the discretion of the holders and the Company has had no indication that any of these securities will be exercised.

C.  Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.   Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The members of the board of directors and officers of the Company as at May 2, 2003 are as follows:

Name and Position in the Registrant	Other Principal Directorships	Principal Business Activities Outside the Company
Glen D. Dickson(1)(2) Chairman and Director	Gold-Ore Resources Ltd., Cumberland Resources Ltd.	Chairman and C.E.O. of Gold-Ore Resources Ltd.
David H. Watkins President, Chief Executive Officer and Director	None	None
William J. Coulter(1)(2) Director	Commander Resources Ltd. (formerly Major General Resources Ltd.)	President of Commander Resources Ltd.
Peter R. DeLancey Director	None	None
James K.B. Hesketh(1)(2) Director	None	Vice President, NM Rothschild & Sons, Denver CO
Michael Williams Vice President	None	None
Robert J. McLeod Vice President, Exploration	None	None
Teresa Cheng Secretary & Chief Financial Officer	None	None

(1)Member of the Audit Committee.

(2)Member of the Compensation Committee.

There are no family relationships between any of the directors and officers of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company are as follows:

Glen D. Dickson

Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. As Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, he was responsible for the discovery of two large developing gold projects in northern Canada. In 1993, he successfully acquired the projects for Cumberland Resources Ltd. and joined that Company as President and Chief Executive Officer until 2002. He was instrument in raising approximately $30 million for Cumberland and advancing the projects to the beginning of feasibility.

Mr. Dickson is currently the Chief Executive Officer of Gold-Ore Resources Ltd. a junior exploration company focusing on early stage precious metal projects in Central America.

David H. Watkins

Mr. Watkins is an international mining executive with 30 years experience in exploration and development, acquisitions and mergers, and mining operations. Mr. Watkins was President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining Atna. Cyprus Amax (recently acquired by Phelps Dodge Corporation) was a U.S. based, Fortune 500, multi-national mining company which produced copper, molybdenum, gold, lithium and coal with an annual revenues of US $3.2 billion.

Mr. Watkins joined Falconbridge Copper Ltd. as an Exploration Geologist in 1977 and became Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska in 1980. Mr. Watkins was appointed Vice President, Exploration in 1986 and rose to the position of President of Minnova Inc., the successor company to Falconbrige Copper, in 1991. Minnova was a base metal and gold mining company with five operating underground and open pit mines with 2,000 employees in Quebec, Ontario and British Columbia. During Mr. Watkins tenure at Minnova, the company experienced rapid growth and achieved a market capitalization of $500 million.

During the early part of his career, Mr. Watkins worked with Newmont Mining and with Noranda as an exploration geologist in various parts of the world, including Australia, Mexico, Ecuador, and Canada. He graduated with a M.Sc. degree in Geology from Carleton University in Ottawa in 1970 and a B.A. in Geology from Queen's University at Kingston in 1967.

William J. Coulter

Mr. Coulter has over 30 years' of experience in the initiation and management of junior resource companies, and has extensive experience in financing, mergers and acquisitions.

Peter R. DeLancey

Mr. DeLancey obtained a B.Sc. (Honours) degree in Geology in 1965 and a M.Sc. in Geology in 1967 from The University of Manitoba and since that time has acquired extensive mineral exploration, evaluation and mining experience in Canada and internationally. Mr. DeLancey was employed by Anaconda from 1967 to 1969 as Mine Geologist at Chuquitamata, Chile and subsequently joined Texasgulf Inc. (Kidd Creek Mines Ltd./Falconbridge) as Project geologist. Rising through the ranks, Mr. DeLancey was appointed Regional Exploration Manager for Western Canada and the U.S. in 1980. From 1986 to 1988, Mr. DeLancey was the Senior Geologist for Imperial Metals Corp. and Director Of Operations for Colony Pacific Explorations Ltd.

Mr. DeLancey led Atna's exploration team since 1989. He was responsible for several significant discoveries including the Wolf deposit and the rich Wolverine deposit, in the Yukon Territories. During 1995-96 he was instrumental in raising $30 million for Atna's treasury with relatively little dilution to the shareholders. In early 2000 he recruited Mr. Watkins as President and C.E.O. of Atna. In Peter's new position as Chairman and Chief Geologist he continues to search for those mineral deposits that will give Atna substantial growth.

James K.B. Hesketh

Mr. Hesketh has worked in all aspects of the mining industry over the past 23 years. He presently works as Vice President and Principal Mining Engineer of Rothschild Bank based in Denver. His role is to improve quality and diversification of the bank's portfolio in the mining industry. He works on a spectrum of mining projects from gold and base metals to coal and industrial minerals, providing a role in corporate lending, project financing, trading line credits, and syndication.

Mr. Hesketh worked more than 10 years at Cyprus Amax Minerals Company in various roles, including Corporate Director of Business Development, where he directed technical and financial teams reviewing merger and acquisition opportunities. He worked at large porphyry copper operations in Arizona, including positions as Superintendent of Mine and SX-EW Engineering, Geology and support at the Sierrita mine and as Mine Superintendent at the Bagdad Mine. He also worked as a Project Manager on aspects of Cyprus' coal, industrial minerals, and specialty metals businesses.

Before joining Cyprus, Mr. Hesketh worked in a senior role with Pincock, Allen, & Holt, an internationally recognized engineering and consulting firm. Prior to joining PAH, he worked as a mine manager at several industrial minerals operations in Canada and Thailand.

Michael Williams

Mr. Williams has over 15 years public relations and marketing experience for both public and private companies. He has provided public relations counsel to various sectors including: mining, government, financial services, tourism, real estate, manufacturing, and political parties. He joined the Company in 1996 and is responsible for all aspects of the company's corporate communications. Mr. Williams was appointed to the position of Vice President in 2002.

Robert McLeod

Mr. McLeod is a geologist with over nine years of post-graduate experience in mining and mineral exploration, working for a variety of major and junior mining companies throughout North America. His experience is mainly in epigenetic gold, volcanogenic massive sulphide, and magmatic Cu-Ni-PGE exploration. He has developed managerial skills, including budgeting, planning and supervision of large and small exploration and mine development projects and technical skills, which include advanced GIS and 3D geologic modeling, grade-block modeling, mine design and geostatistics, lithogeochemical and structural studies.

Mr. McLeod obtained his Bachelor of Science Degree, majoring in Economic Geology from the University of British Columbia in 1993 and graduated from Queen's University's, Master's in Geology, Mineral Exploration Program in 1998. He is a Professional Geologist registered with APEG BC.

Teresa Cheng

Ms. Cheng began her career with the Company in the accounting and administrative fields in 1990. She became the Corporate Secretary of the Company in 1992 and was appointed to the position of Chief Financial Officer in 1995.

B.  Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the last fiscal year.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(3) granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compen- sation ($)
Peter R. DeLancey Chairman(5), Director and Chief Geologist	2002	72,091	n/a	Nil	Nil	Nil	Nil	n/a
David H. Watkins President, Chief Executive Officer and Director	2002	175,000	n/a	Nil	Nil	Nil	Nil	n/a
William J. Coulter Director	2002	Nil	n/a	Nil	50,000(6)	Nil	Nil	n/a
James K.B. Hesketh Director	2002	Nil	n/a	Nil	50,000(6)	Nil	Nil	n/a
John Purkis(7) Vice-President, Mining & Development	2002	330,247 (8)	n/a	Nil	Nil	Nil	Nil	n/a
Peter Holbek(7) Vice-President, Exploration	2002	255,000 (9)	n/a	Nil	Nil	Nil	Nil	n/a
Glen D. Dickson Chairman(5)and Director	2002	Nil	n/a	n/a	225,000 (6)	Nil	Nil	n/a
Michael Williams Vice President	2002	65,500	n/a	n/a	75,000(10)	Nil	Nil	n/a
Teresa Cheng Secretary & Chief Financial Officer	2002	72,000	n/a	n/a	Nil	Nil	Nil	n/a

Notes:   (1) Financial year for the period January 1 to December 31.

    (2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(3) Stock appreciation rights.

(4) Long-term incentive plan.

(5) Peter R. DeLancey resigned and Glen D. Dickson was appointed as the Company’s Chairman effective December 5, 2002.

(6) The Stock Options are exercisable at a price of $0.22 per share prior to December 5, 2005.

(7) Employment terminated in October 2002.

    (8) Includes severance payment of $185,247.

    (9) Includes severance payment of $180,000.

    (10)The Stock Options are exercisable at a price of $0.20 per share prior to October 16, 2005.

No part of this compensation was paid pursuant to a material bonus or profit-sharing plan. There was no amount set aside for a pension, retirement or similar benefits plans for any director or officer.

C.  Board Practices

1.  Date of Expiration of the Current Term of Office

The Company's Board of Directors is divided into three classes and the directors in each class have different terms of office. The directors in each class are elected at an annual general meeting to hold office for a term of three years or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director. The authority to determine the number of directors of the Company rests with the shareholders. Four directors were elected at the Company's Annual General Meeting held on June 8, 2001; one director was appointed for an initial term of one year, one director was appointed for an initial term of two years and two directors were appointed for an initial term of three years. One additional director was appointed after the 2001 Annual General Meeting for a term expiring at the annual general meeting in 2002. The number of directors was increased to five at the Company’s Annual and Extraordinary General Meeting held on June 11, 2002.

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at six and the approval of the members is therefore being sought at the Company’s next Annual and Extraordinary General Meeting to be held on May 20, 2003.

Election of Directors

The Company's Board of Directors presently has five members. At the Company’s next Annual and Extraordinary General Meeting to be held on May 20, 2003, at least, one director is to be elected, to hold office for the term expiring at the Annual General Meeting in 2006 or until their successors are duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The Sheridan Agreement (see “Item 7.B Related Party Transaction”) entitles Sheridan to nominate two directors to the Board of Directors. If the resolution to approve the change of control to Diepdaume and Sheridan is passed at the Company’s next Annual and Extraordinary General Meeting to be held on May 20, 2003, the members will be asked to vote for the election of Wilson J. Barbour, a Sheridan nominee, as a director. The second nominee of Sheridan will be appointed to the Board of Directors on the closing of the transactions contemplated in the Sheridan Agreement.

The terms of office of the other four directors who are not nominees for election expire at the Annual General Meetings in 2004 and 2005, respectively.

The following information concerning the directors has been furnished by the respective directors:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past 5 years (2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Nominees for Election – Directors whose terms of office will expire at the Annual General Meeting in 2006
Glen D. Dickson(4)(5) Canada	Geologist; Chairman and C.E.O., Gold-Ore Resources Ltd., Nov./2002 to date; President and C.E.O., Cumberland Resources Ltd., Mar./1993 to Oct./2002	Chairman and Director, Dec.05/2002 to date	Nil
Wilson J. Barbour Canada	Independent Financial Consultant	Nominee for election	Nil
Directors whose terms of office will expire at the Annual General Meeting in 2005
William J. Coulter(4)(5) Canada	President, Commander Resources Ltd. (formerly Major General Resources Ltd.), August 1999 to date;	Director, Jun.01/1984 to date	315,875(6)
James K.B. Hesketh(4)(5) United States	Vice-President, N.M. Rothschild & Sons, Mar./2000 to date; Director, Development, Cyprus Amax Minerals Company, Aug./1997 to Feb./2000	Director, Sep.20/2001 to date	Nil
Directors whose terms of office will expire at the Annual General Meeting in 2004
David H. Watkins Canada	President and Chief Executive Officer of the Company	President and Chief Executive Officer, Mar.22/2000 to date	350,000
Peter R. DeLancey Canada	Chief Geologist of the Company	Director, Dec. 1/89 to date; Chief Geologist, Mar. 22/00 to date; President, Dec. 1/89 to Mar. 22/00; Chairman, Mar. 22/00 to Dec. 5/02	301,800

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

(5) Member of the Compensation Committee.

(6) 79,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

2.  Termination of Employment, Change in Responsibilities and Employment Contracts

The Company is party to employment agreements with three key employees. Each of the agreements provides for a lump sum cash severance payment to be paid to the employee on termination of employment in the event of a change of voting control of the Company and under other stated circumstances.

The Company and each of the employees have agreed to terminate their respective agreements in consideration of the payment of 30% of the potential future severance liability under the current employment agreements. Payment will be made in the form of 761,630 shares of the Company at a deemed price of $0.29 per share, representing the closing price of the Company’s shares on January 16, 2003, the date when the agreements were reached. The effect of these agreements is that the Company removes a liability under the employment agreements in the amount of over $735,000, by the issuance of shares having a value of $220,873. The three employees will continue to be employed by the Company without employment agreements.

At the Company’s next Annual and Extraordinary Meeting to be held on May 20, 2003, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the employment agreements between the Company and each of Peter R. DeLancey, David H. Watkins and Teresa Cheng are terminated by the issuance of 290,390, 241,380 and 229,660 shares, respectively, for an aggregate 761,630 shares of the Company, upon the terms set forth above.

During the Financial Period, there were no employment contracts between the Company and any of its subsidiaries and the Executive Officers and there were no compensatory plans or arrangements, including payments to be received from the Company or any of its subsidiaries, with respect to the Executive Officers save and except as follows:

a.  The Company entered into an Amended and Re-Stated Employment Agreement (the "DeLancey Agreement") made as of March 22, 2000, with Peter R. DeLancey whereunder the Company agreed to engage the services of DeLancey to act as its Chairman of the Board and Chief Geologist in consideration of remuneration in the amount of $10,833.33 per month, plus expenses subject to review from time to time and, if appropriate, amendment in writing, by the Company and DeLancey.

    The Company may terminate the DeLancey Agreement in its entirety without cause upon notice to DeLancey and by payment to DeLancey of 12 months' salary and two month's salary for each year of employment with the Company.

    The DeLancey Agreement contains certain termination provisions, one of which entitles DeLancey to terminate the DeLancey Agreement in its entirety by giving the Company written notice of termination at any time within 60-365 days following a "change of control", in which case the Company shall pay to DeLancey 10 months' salary and one month's salary for each year of employment with the Company.

b.  The Company entered into an Employment Agreement (the “Watkins Agreement”) made as of March 22, 2000, with David H. Watkins (“Watkins”) whereunder the Company agreed to engage the services of Watkins to act as its President and Chief Executive Officer in consideration of remuneration in the amount of $14,583.33 per month, plus expenses, subject to review from time to time and, if appropriate, amendment in writing, by the Company and Watkins.

    The Watkins Agreement is subject to comparable terms and conditions as the DeLancey Agreement save and except there is no provision that the Watkins Agreement may be terminated with cause.

c.  The Company entered into an Employment Agreement (the “Purkis Agreement”) made as of March 31, 2000, with John Purkis (“Purkis”) whereunder the Company agreed to engage the services of Purkis to act as its Vice-President, Mining & Development, each in consideration of remuneration in the amount of $12,083.33 per month, plus expenses, subject to review from time to time and, if appropriate, amendment in writing, by the Company and Purkis.

    The Purkis Agreement is subject to comparable terms and conditions as the Watkins Agreement.

    The Purkis Agreement was terminated effective October 15, 2002 and a severance payment of $185,247 was made in January 2003.

d.  The Company entered into an Employment Agreement (the "Holbek Agreement") made as of November 1, 1996, with Peter M. Holbek whereunder the Company agreed to engage the services of Holbek to act as its Vice-President in consideration of remuneration in the amount of $7,500 per month, plus expenses, subject to review and, if appropriate, amendment in writing.

    The Holbek Agreement is subject to the same terms and conditions as the DeLancey Agreement.

    The Holbek Agreement was terminated effective October 31, 2002 and a severance payment of $180,000 was made in January 2003.

e.  The Company entered into an Employment Agreement (the “Cheng Agreement”) made as of November 1, 1996, with Teresa Cheng (“Cheng”) whereunder the Company agreed to engage the services of Cheng to act as its Corporate Secretary in consideration of remuneration in the amount of $6,000 per month, plus expenses, subject to review from time to time and, if appropriate, amendment in writing, by the Company and Cheng.

The Cheng Agreement is subject to the same terms and conditions as the DeLancey Agreement.

3.  Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee. These committees are comprised entirely of unrelated directors.

Audit Committee

The Audit Committee is composed of three directors, all of whom are “unrelated”. The Audit Committee has responsibility for overseeing the internal controls and management information systems of the Company, and for reviewing and recommending to the Board for approval all external financial reporting of the Company. The Audit Committee interacts with the Company's internal financial officers and with the external auditors in their review of the Company's financial statements and internal control systems. The Audit Committee also reviews annually the management arrangements for the Company. The Audit Committee reviews the Company's financial statements before they are approved by the Board. In the discharge of its duties, the committee meets regularly with the shareholders’ auditors. The Audit Committee is comprised of William J. Coulter, Glen D. Dickson and James K.B. Hesketh.

Compensation Committee

The Compensation Committee is composed of three directors, all of whom are “unrelated”. The Board of Directors, upon the advice of the Compensation Committee, determines executive compensation for the company. The Compensation Committee is comprised of William J. Coulter, Glen D. Dickson and James K.B. Hesketh.

D.  Employees

During the fiscal year ended December 31, 2002, the Company had one part-time and three full-time employees.

E.  Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons:

Name	# of Common Shares held at April 30, 2003	# of Stock Options	# of Warrants	Exercise Price	Expiry Date
Peter DeLancey	301,800 - -	140,000 140,000 120,00 -	- - - 100,000	$0.61 $0.75 $0.85 $0.74	June 16/2003 June 16/2003 June 16/2003 April 20/2005
David Watkins	350,000 - - -	350,000 350,000 300,000 -	- - - 300,000	$0.61 $0.75 $0.85 $0.74	June 16/2003 June 16/2003 June 16/2003 April 20/2005
William Coulter	315,875 (1) - - - -	35,000 35,000 30,000 - 50,000	- - - 50,000 -	$0.61 $0.75 $0.85 $0.74 $0.22	June 16/2003 June 16/2003 June 16/2003 April 20/2005 Dec. 5/2005
James Hesketh	- -	100,000 50,000	- -	$0.34 $0.22	Sept. 20/2004 Dec. 5/2005
Glen D. Dickson	-	225,000	-	$0.22	Dec. 5/2005
Michael Williams	- - - - -	42,000 42,000 36,000 - 75,000	- - - 50,000 -	$0.61 $0.75 $0.85 $0.74 $0.20	June 16/2003 June 16/2003 June 16/2003 April 20/2005 Oct. 16/2005
Teresa Cheng	32,900 - - -	35,000 35,000 30,000 -	- - - 20,000	$0.61 $0.75 $0.85 $0.74	June 16/2003 June 16/2003 June 16/2003 April 20/2005

(1)  79,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William Coulter.

Incentive Stock Options Plan

The Company adopted an Employee Incentive Stock Options Plan (the “Existing Plan”) at the Annual General Meeting held on April 12, 1996, as amended at the Annual General Meeting held on June 16, 2000 and the Annual and Extraordinary General Meeting held on June 8, 2001, whereunder up to a total of 3,125,000 common shares may be allocated and reserved for option. As of the date hereof, 2,895,000 common shares have been granted under the Existing Plan so that 230,000 common shares are available for option under the Plan.

The Existing Plan complies with the rules set forth for such plans by The Toronto Stock Exchange (the “TSX”) and provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options are issued at the discretion of the Board of Directors. The exercise price must not be lower than the “market price” of the common shares on the TSX at the time of grant. In the context of the Plan, “market price” means the closing price of the Company's shares on the TSX at the close of trading which immediately preceded the time that the option was granted. If the shares of the Company do not trade on such day, the “market price” shall be the average of the bid and the ask prices on the previous trading day.

The Existing Plan also provides for staged vesting of the options granted to employees and officers over a period of 24 months, and provides for a maximum term of three years for all options.

The objective of the Existing Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Existing Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Existing Plan is a significant incentive for the directors, officers and employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

Amendment to Incentive Stock Option Plan

The Company wishes, among other things, to increase the number of shares that may be subject to options under the Existing Plan.

At the Company’s next Annual and Extraordinary Meeting to be held on May 20, 2003, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the total number of common shares may be allocated and reserved for option under the plan be increased from 3,125,000 shares to 3,934,000 shares; the maximum term of any option be extended to 10 years; and the vesting requirement be deleted in its entirety.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

To the knowledge of the directors and senior officers of the Company, there is no person beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company. However, by news release, dated October 4, 2002, Rimmer Mining Company Limited (“Rimmer”) announced that Rimmer et al had acquired approximately 10% of the issued shares of the Company. Rimmer is a non-reporting company controlled by Marjorie Sheridan, the spouse of J. Patrick Sheridan.

B.   Related Party Transactions

Acquisition of Major Assets from Insider

The Company contemplates that an effective change of control will take place pursuant to a sale and purchase agreement (the “Sheridan Agreement”), effective March 1, 2003, among Diepdaume Mines Limited (“Diepdaume”), the Company and J. Patrick Sheridan (“Sheridan”) resulting in the issuance of an aggregate of up to 11,200,000 common shares of the Company, subject to adjustment (with such adjustment being limited to a maximum issuance of 15,000,000 common shares).

Background to the Sheridan Agreement

By news release, dated October 4, 2002, Rimmer Mining Company Limited (“Rimmer”) announced that Rimmer, with others, had acquired approximately 10% of the issued shares of the Company for investment purposes. On or around October 4, 2002, Sheridan telephoned Peter R. DeLancey (“DeLancey”), Chairman of the Board of the Company at the time, to inform DeLancey that Rimmer et al had acquired 10% of the Company’s shares. Mrs. Sheridan was the controlling shareholder of Rimmer.

In late October 2002, Sheridan proposed to the Company that the Company purchase the assets relating to the Preston Mine Property, near Timmins, Ontario. The assets essentially consisted of the right to receive cash payments under a property sale agreement, a royalty agreement and a hedge account. The Company retained Roscoe Postle Associates Inc. (“RPA”) to prepare a formal valuation of the assets. Subsequent discussions and negotiations were conducted primarily between Sheridan and David H. Watkins (“Watkins”), the President of the Company.

The Board of Directors of the Company met on December 5, 2002 and authorized Watkins to negotiate with Sheridan with pre-determined terms of reference and a range of acceptable prices. On December 11, 2002, a written offer was sent to Sheridan. The following day, the final version of the formal valuation was received from RPA.

The Board of Directors met again on January 20, 2003, to review the state of the negotiations, and Watkins was given authority and direction to continue negotiation of the remaining issues with Sheridan.

During February 2003, legal due diligence was carried out relating to, among other things, environmental liability for the Preston mine site, and copies of further relevant agreements were obtained from Placer Dome Canada Limited (“Placer Dome”).

In early March, the draft agreement with Diepdaume and Sheridan was circulated to the directors of the Company and on March 7, 2003, the Board of Directors authorized and directed Watkins to conclude negotiations on terms and conditions substantially as set out in the draft agreement.

At the time of the preparation of this document, the definitive form of the Sheridan Agreement had been executed by the Company but had not been executed by Diepdaume or Sheridan. The agreement, as of the date hereof, is an agreement in principle, dated April 17, 2003.

Since each of the directors deals at arm’s length to Sheridan and associates, the Board determined that it was not necessary to form an independent committee to consider the transaction. There were no materially contrary views or abstentions by any director during the course of the review and approval of the transaction by the Board of Directors.

The Sheridan Agreement

Pursuant to the terms of the Sheridan Agreement:

1.  Subject to acceptance by the applicable regulatory authorities, Diepdaume will sell and the Company will purchase from Diepdaume:

(a) Diepdaume’s entire right, title and interest in and to the Agreement of Purchase and Sale, as amended (the “Placer Dome Agreement”) made as of December 6, 1996, among Diepdaume, Sheridan and Placer Dome;

(b) Diepdaume’s entire right, title and interest in and to the NSR Royalty Agreement, as amended (the “NSR Royalty Agreement”) made as of February 7, 1997, between Diepdaume and Placer Dome (CLA) Limited (“Placer CLA”), and

(c) Diepdaume’s entire right, title and interest in and to an Account (the “Hedge Account”) established and maintained at Man Financial Inc., New York;

(collectively the “Royalty Assets”).

2.  In consideration of the Royalty Assets, the Company agreed to issue to Diepdaume an aggregate of up to 11,200,000 common shares, subject to adjustment as set out in item 3 below (with such adjustment being limited to a maximum issuance of 15,000,000 common shares), as follows:

(a) 5,000,000 Shares, subject to adjustment, with a deemed value of $0.28 per Share, at the “Closing” (as defined in the Sheridan Agreement);

(b) an additional 3,200,000 shares, with a deemed value of $0.31 per share, within 10 days of receiving, on or before May 10, 2003, $1,000,000 in immediately available funds from Placer Dome under the Placer Dome Agreement; and

(c) an additional 3,000,000 shares, with a deemed value of $0.33 per share, within 10 days of receiving, on or before May 10, 2004, $1,000,000 in immediately available funds from Placer Dome under the Placer Dome Agreement.

3.  The value of the Hedge Account shall be marked to market on the day preceding the “Date of Closing” (as defined in the Sheridan Agreement), and the number of shares issued pursuant to paragraph 2(a) shall be adjusted accordingly.

4.   Diepdaume and Sheridan (collectively the “Vendors”) have jointly and severally guaranteed the receipt by the Company of the cash payments set out in paragraphs 2(b) and 2(c) on or before the respective dates, and the receipt of a total of $250,000 pursuant to the NSR Royalty Agreement. In the event that the Company fails to receive either of the payments set out in paragraphs 2(b) or 2(c) by the dates set out therein, the Company shall give notice to Diepdaume and Sheridan, who shall then make the applicable payment to the Company within 10 business days of the receipt of such notice. Diepdaume and Sheridan acknowledge and accept that the Company shall be under no obligation to issue the shares set out in paragraphs 2(b) and 2(c) until such time as the Company is, in each case, in receipt of $1,000,000 in immediately available funds.

5.  In the event that the Company fails to receive at least $83,333 on each of the first, second and third anniversaries of the Date Of Closing pursuant to the NSR Royalty Agreement, the Company shall have the right to require Diepdaume and Sheridan to purchase the Company’s entire right, title and interest in and to the NSR Royalty Agreement for $250,000, less the amount of money received by the Company pursuant to the NSR Royalty Agreement up to that time. In this regard, Diepdaume and Sheridan have jointly and severally guaranteed the payment of the purchase price to be made by the pledging of security interests acceptable to the Company.

6.  If the Closing has not taken place by September 30, 2003, through no fault of the Company, Diepdaume or Sheridan, any party may unilaterally terminate this agreement by notice to the other parties.

7.  From and after the Date of Closing and for so long as Diepdaume, Sheridan and their respective affiliates (as that term is defined in the Company Act (British Columbia)) hold more than 20% of the issued shares of the Company, the Vendors shall have the right to have two of their nominees elected or appointed to the Board of Directors of the Company, which Board shall comprise at least six directors.

8.  At the Closing, Diepdaume and Sheridan agree to execute and deliver and thereafter comply with, and cause their respective affiliates (one of which is Rimmer Mining Company Limited) to comply with the terms and conditions of a Voting Trust Agreement (the form of which is attached to the Sheridan Agreement and which is summarized below).

Voting Trust Agreement

Under the terms of the Voting Trust Agreement, Sheridan, Diepdaume and Rimmer (together the “Shareholders”) agreed with the Company and Watkins, the Company’s President (as the voting trustee (the “Voting Trustee”) on behalf of the Shareholders) that all and any shares owned or controlled by the Shareholders will:

(i) be voted for Watkins, William J. Coulter, James K.B. Hesketh and Glen D. Dickson as nominees to constitute the majority of the board of directors of the Company at all meetings of the shareholders of the Company for a period of two years from the closing of the Sheridan Agreement;

(ii)the Shareholders will execute and deliver to the Company an irrevocable stock power of attorney appointing the Voting Trustee as the attorney of the Shareholder to vote for and on behalf of the Shareholder with respect to the election of the foregoing persons or for the election of any nominated directors at shareholder meetings of the Company.

The Company is advised by Sheridan of the following intercorporate relationships. Diepdaume is a reporting company in British Columbia and Ontario, was incorporated under the laws of Canada and is owned approximately 25% by Dalhousie Oil Company Limited (“Dalhousie”). Dalhousie is a federal Canadian company incorporated in 1925, and approximately 30% of the issued shares of Dalhousie are owned by New Golden Sceptre Minerals Ltd. (“NGS”). NGS is a federal Canadian company which is a reporting company in British Columbia and Ontario. There is no person owning more than 10% of the issued shares of NGS. Sheridan is President of each of Diepdaume, Dalhousie and NGS.

The Sheridan Agreement is subject to Ontario Securities Commission Rule 61-501, entitled “Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions” (the “Rule”), as a “related party transaction”, since the Vendors and their affiliates and associates collectively hold more than 10% of the voting rights attached to all of the issued shares of the Company.

Under section 5.5 of the Rule, the Issuer must, among other things, prepare a formal valuation of the assets being acquired and under section 5.7 of the rule must obtain “minority approval” of the Sheridan Agreement.

Valuation Report

A Valuation of the Diepdaume Royalty and Related Assets (the “Valuation Report”), dated April 15, 2003, and effective April 1, 2003, has been prepared for the Company by RPA of Toronto, Ontario. The Valuation Report provides an independent valuation of certain assets controlled by Sheridan as follows:

·  Royalty on production from the Dome Mine due to Diepdaume (payable pursuant to the NSR Royalty Agreement)

·  Preston property payments due to Diepdaume in May 2003 and May 2004 (payable pursuant to the Placer Dome Agreement)

·  Hedge account held by Diepdaume (the “Hedge Account”).

Under the Placer Dome Agreement, Placer Dome purchased the Preston property in Timmins, Ontario, from Diepdaume for $10,000,000. Two payments of $1,000,000 each remain to be made on May 1, 2003 and May 1, 2004. The Preston property is now held by the Porcupine Joint Venture (“PJV”) (51% Placer Dome, operator, and 49% Kinross Gold Corporation). A royalty of 2% of the value of gold produced, with certain deductions, is payable to Diepdaume by Placer Dome (now PJV), under terms of the NSR Royalty Agreement.

The Preston property adjoins the Dome Mine property immediately to the south and an extension of the Dome Mine open pit is on the Preston property. The Preston Mine is a past producing underground gold mine located on the Preston property. Production from 1938 to 1968 is recorded as 1,539,355 ounces of gold from 6,284,405 short tons of ore. The Preston Mine underground workings are currently inaccessible.

The Dome Mine is one of Canada’s premier gold mines, located in the City of Timmins in the well-known Porcupine mining camp. In addition to the original underground mine which is still operating, open pit mining started in 1988. From 1910 to the end of 2001, the Dome Mine has produced a total of 14,537,595 million ounces of gold from 84,397,980 short tons of ore.

From 1997 to 2002, the Dome Mine mined and processed material from the Preston property from an extension of the main Dome open pit and from a small separate open pit. A total of 54,896 ounces of gold has been recovered from the Preston ore and a total of $450,642 in royalty payments have been made to Diepdaume. No Mineral Reserves or Mineral Resources are currently reported for the Preston Property, except for the Preston low grade stockpile which contains 1,046,916 tonnes at an average grade of 0.88 grams per ton gold. The PJV currently plans to process the low grade stockpile in the Dome mill in 2018, after processing of higher grade material from other sources.

RPA has valued the Diepdaume royalty and related assets as follows:

·  Diepdaume royalty value based on estimated royalty from processing of the Preston low grade stockpile in 2018, discounted to the effective valuation date, plus an allowance for potential earlier processing or discovery of more Mineral Reserves.

·  Value of future Preston property payments to Diepdaume based on discounting to the effective valuation date.

·  Value of the Diepdaume hedge fund based on the account balance at the effective valuation date.

In RPA’s opinion, the value of the Diepdaume royalty and related assets is in the range of $3,260,000 to $3,310,000, as of the effective valuation date of April 1, 2003, as tabulated below:

VALUATION SUMMARY

                 Asset              Discounted Value

5%    7%

         Diepdaume Royalty         $158,000         $132,000

         Preston Property Payments  $1,944,000    $1,924,000

         Hedge Account              $1,207,000    $1,207,000

         TOTAL                $3,309,000    $3,263,000

Pursuant to the Rule, at the Company’s next Annual and Extraordinary Meeting to be held on May 20, 2003, the members will be asked to consider, and the directors recommend the members approve, an ordinary resolution which provides for the aforesaid change of effective control.

The text of the ordinary resolution, in substantially the form to be presented to the members, subject to such changes not affecting the general intent as may be required by the regulatory authorities or by counsel for the Company is set forth below:

    “UPON MOTION IT WAS RESOLVED, as an ordinary resolution, with or without amendment, that the change of effective control resulting from the allotment and issuance of up to 11,200,000 common shares of the Company, subject to adjustment (with such adjustment being limited to a maximum issuance of 15,000,000 common shares), pursuant to that certain agreement, dated March 1, 2003, between Diepdaume Mines Limited, the Company and J. Patrick Sheridan be and the same is hereby approved, ratified and confirmed, subject to acceptance thereof by the applicable regulatory authorities.”

The change of control is being sought to meet anticipated regulatory requirements. In the event of a negative vote by the members the Company may not be able to obtain necessary regulatory approval in order to proceed with the transaction outlined above.

Indebtedness to Company of Directors, Executive Officers and Senior Officers

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

C.  Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited financial statements of the Company for the fiscal years ended December 31, 2002, 2001 and 2000. The financial statements are accompanied by auditors' reports and related notes. See “Item 17. Financial Statements”.

Legal Proceedings

Neither the Company nor any of its properties is the subject of any pending legal proceedings, nor are any such proceedings known to be contemplated.

B.  Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.   THE OFFERING AND LISTING

A.  Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock are set forth below.

a.  For the five most recent full financial years: the annual high and low market prices:

                                 High     Low

         1998                  $1.60    $0.50

         1999                   1.08     0.50

         2000                   0.85     0.375

         2001                   0.59     0.24

         2002                   0.51     0.19

b.  For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

                                 High     Low

         Fiscal 2001

         First Quarter, ended 03/31/01   $0.59 $0.405

         Second Quarter, ended 06/30/01   0.49 0.35

         Third Quarter, ended 09/30/01    0.44 0.25

         Fourth Quarter, ended 12/31/01   0.32 0.24

         Fiscal 2002

         First Quarter, ended 03/31/02   $0.39 $0.26

         Second Quarter, ended 06/30/02   0.51 0.30

         Third Quarter, ended 09/30/02    0.34 0.25

         Fourth Quarter, ended 12/31/02   0.34 0.19

         Fiscal 2003

         First Quarter, ended 03/31/03   $0.33 $0.23

c.  For the most recent six months: the high and low market prices for each month:

                                 High     Low

         November 2002         $0.28    $0.21

         December 2002          0.34     0.215

         January 2003           0.33     0.28

         February 2003          0.30     0.24

         March 2003             0.29     0.23

         April 2003             0.27     0.23

The Company is not able to provide information with regard to the high low and closing prices of shares that may have sold over-the-counter in the United States, as there are no records of U.S. sales during this period.

B.  Plan of Distribution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.  Markets

The Company’s common shares have been listed and traded in Canada on the Toronto Stock Exchange under the symbol “ATN” since March 14, 1996. In addition, the shares of Common Stock were listed and traded on the Vancouver Stock Exchange on September 12, 1986, however, at the request of the Company, due to relatively low trading volumes, they were de-listed from trading on the Vancouver Stock Exchange on January 31, 1997.

D.  Selling Shareholders

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

E.  Dilution

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

F.   Expenses of the Issue

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 10. ADDITIONAL INFORMATION

A.  Share Capital

Common Shares

Each common share of the Company entitles the holder thereof to receive dividends if, as and when declared by the directors of the Company and ranks equally with all other common shares in respect of dividend payments and payments upon the winding up, liquidation or dissolution of the Company. Holders of the Company's common shares are entitled to one vote per share at all meetings of shareholders. The common shares have no conversion or pre-emptive rights, are not redeemable and there are no sinking or purchase fund provisions applicable to them.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2002	Outstanding as at March 31, 2003
Common Shares	100,000,000	$34,051,138 (21,757,037 shares)	$34,078,138 (21,857,037 shares)

As at December 31, 2002 the Company had outstanding stock options to purchase a total of 2,945,000 common shares, exercisable at prices ranging from $0.20 to $0.85 per share prior to December 5, 2005 and share purchase warrants to purchase a total of 710,000 common shares, exercisable at a price of $0.74 per share prior to April 19, 2005.

The following table sets out a history of the Company's share capital for the three most recently completed fiscal years to the date of this document:

	2002		2001		2000
	Number of		Number of		Number of
	Shares	Amount	Shares	Amount	Shares	Amount

Opening balance	21,757,037	$34,051,138	21,108,557	$33,746,353	20,398,557	$33,291,953
Issued for:
Private placement	-	-	-	-	710,000	454,400
Purchase of marketable securities	-	-	648,480	304,785	-	-

Closing balance	21,757,037	$34,051,138	21,757,037	$34,051,138	21,108,557	$33,746,353

B.  Memorandum and Articles of Association

Alteration of Share Capital and Creation of Preferred Shares

At the Company’s next Annual and Extraordinary General Meeting to be held on May 20, 2003, the members will be asked to consider, and the directors recommend the shareholders approve, a special resolution, with or without amendment, altering and increasing the authorized share capital from 100,000,000 Common Shares without par value to 150,000,000 Shares, divided into 100,000,000 Common Shares without par value and 50,000,000 Preferred Shares without par value, having attached thereto the Special Rights and Restrictions as set forth in the Articles of the Company.

In accordance with the Company Act (British Columbia), a “special resolution” means a resolution passed by a majority of not less than 75% of the votes cast by those members of a company, who, being entitled to do so, vote in person or by proxy at a general meeting of the Company where not less than 21 days' notice of the general meeting has been given.

The general effect of the proposed alteration of the capital of the Company will be the creation of 50,000,000 Preferred Shares without par value, having attached thereto Special Rights and Restrictions. Briefly, the special rights and restrictions to be attached to the Preferred shares would grant to the holders of such shares the right to receive dividends in priority to the holders of the Common Shares, to priority on the winding up of the Company and, in respect of any particular series of Preferred Shares, voting, redemption, purchase, repayment of capital and voting rights, as determined by the directors by resolution in creating such series.

The purpose of the alteration of share capital is to provide the Company with suitable and sufficient authorized capital to offer the Company increased flexibility in raising financing through equity capital.

C.  Material Contracts

The following is a chronological summary of all material mineral property acquisitions and dispositions by the Company for the two years immediately preceding publication of this document.

2001     The Company entered into an agreement with Compañia Minera Calcia Ltda. (“Calcia”) and Newton Asset Management Ltd. (“Newton”) on January 5, 2001, whereby the Company can earn up to a 100% interest, subject to a 2% NSR (capped at US$3,000,000), in the Calcia property located in the Chañarcillo mining district in north-central Chile by paying to Calcia and Newton an aggregate of US$50,000 (US$40,000 paid) prior to June 1, 2002 and making minimum annual advance royalty payments of US$50,000 on account of the 2% NSR. The agreement was terminated by the Company in 2002.

         Pursuant to option agreements dated June 6, 2001 with Sociedades Legales Mineras: Teresa Primera De Sierra Colmo; Dalila Uno De Sierra Colmo; Barreal Nueve Uno Al Trescientos Del Asiento Minero De Barreal Seco; Barreal Diez Uno Al Trescientos Del Asiento Minero De Barreal Seco; Barreal Once Uno Al Treinta Del Asiento Minero De Barreal Seco (the “Owners”), the Company has the exclusive option to acquire a 100% interest in the Barreal Seco property, a copper oxide and sulphide deposit, located in north-central Chile. Under the agreement, the Company had an initial six-month option period, expiring December 6, 2001, to undertake an initial US$250,000 work program (completed) designed to advance the project through the pre-feasibility study stage. This option period was extended but expired during 2002.

         The Company entered into an agreement with Sociedad Legal Minera Juan Godoy de Chanarcillo (“S.L.M.”) on August 8, 2001, whereby it can earn up to a 100% interest, subject to a 2% NSR, in the Lo Castillo property located in the Chañarcillo silver mining district in north-central Chile by paying an aggregate of US$118,000 (US$6,000 paid) and incurring an aggregate of US$800,000 (US$51,146 incurred) in exploration expenditures prior to August 8, 2007.

2002      Pursuant to an option agreement dated March 4, 2002 with Empresa Nacional de Mineria (“ENAMI”) and an assignment agreement of the same date with Compañía Contractual Mineria Ojos Del Salado (Phelps Dodge), the company acquired an option to earn 100% interest in the Cerro Negro property, a copper oxide deposit in northern Chile, subject to a sliding scale Net Smelter Return or Operating Margin Royalty, by paying an aggregate of US$6,750,000 (US$125,000 paid) and incurring an aggregate of US$2,500,000 (US$356,660 spent to December 31, 2002) in exploration expenses prior to March 4, 2007. Purchase Payments will be deferred for the period of time that copper remains below US$0.73/lb for 30 consecutive days or more in the period from the end of year 2 through to the end of year 5. There are also agreements between ENAMI, the Company and each mining lease holder, to buy out ENAMI mining leases from up to 24 Pirquenero operations, if they interfere with development plans, at a price of US$50,000/lease. ENAMI may cancel some of these leases prior to exercising this buy-out. The Company has a commitment to initiate Commercial Production before March 4, 2007. Initiation of Commercial Production may be deferred by the period of time that the price of copper is below US$0.73 during the 5 year option phase. The Company has a one time right to extend the option phase by up to 3 years by making Advance Royalty Payments of US$100,000, US$200,000 and US$300,000 with each consecutive year of deferral. Agreements were subsequently terminated by the Company in 2003.

            The Company entered into an agreement with Apex Silver Mines Limited on July 30, 2002, whereby Apex can earn up to a 70% interest in the Chanarcillo property in Chile by paying the Company US$150,000 (US$25,000 paid) in cash and incurring an aggregate of US$1,312,500 (US$157,500 incurred) in exploration expenditures prior to June 30, 2005. The agreement was subsequently terminated in 2002.

            Pursuant to a Purchase and Sale agreement dated September 30, 2002 with Minera Teck Cominco Chile Limitada, the Company acquired a 100% interest in the Celeste Property subject to a NSR royalty equal to 2% (uncapped) of net smelter returns from minerals extracted from the Property, by paying a one-time fee of CH$3,700,000 (equivalent to US$9,753). A land-use fee of US$50 per hectare of surface is payable if the land is used for waste dump, fill leaching or ancillary mining facilities also applies.

            The Company signed a Memorandum of Understanding with Navan Mining Plc. (“Navan”) on August 6, 2002 whereby the Company had the right to conduct a due diligence review of Navan’s operations in Spain. Under the terms of the Memorandum of Understanding, the Company purchased shares of Navan for an amount equal to Navan’s operating costs in Spain during the due diligence period, which was equivalent to Cdn$454,860. The Company’s assessment indicated that Navan’s assets would not satisfy the Company’s criteria for further involvement. The agreement was subsequently terminated by the Company in 2002. The listing of Navan’s shares on both London and Irish Stock Exchanges was suspended in December 2002 and the Company has written-off its total investment in Navan shares at December 31, 2002.

            The Company entered into an agreement with RMIC Gold (“RMIC”) on October 7, 2002 whereby the Company acquired an option to earn up to a 100% interest, subject to a 3% NSR (uncapped), in the Triple Junction and Dixie Fork properties in Elko County, Nevada, by paying an aggregate of US$35,000 (US$20,000 paid) in cash and issuing 100,000 common shares to RMIC prior to October 7, 2003. RMIC is entitled to receive 5% of any cash proceeds received by the Company, to a maximum of US$500,000, in the event that the Company transfers any part of its interest in the property to any arm’s length third party.

             The Company entered into an agreement with Carl Pescio (“Pescio”) on November 7, 2002 whereby the Company obtained an option to acquire a 100% interest in the Golden Cloud property in Elko County, Nevada, subject to a 3% royalty on gold revenue, less US$15 per realized ounce. To exercise the option, the Company has to pay Pescio an aggregate of US$80,000 (US$20,000 paid) in cash, allot and issue to Pescio up to 150,000 common shares (50,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. Following the exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. The Golden Cloud property is subject to a Finders Agreement between the Company and Richard Redfern (“Redfern”) dated October 8, 2002, whereby the Company agreed to pay Redfern a finder’s fee in an amount equal to 5% of the first US$500,000 of all expenditures and payments made by the Company and thereafter 3% of all expenditures and payments that are in excess of US$500,000 during the 2 year period from date of execution of acquisition agreements.

            The Company entered into an agreement with Carl Pescio (“Pescio”) on November 7, 2002 whereby the Company obtained an option to acquire a 100% interest in the Beowawe property in Lander and Eureka Counties, Nevada, subject to a 3% royalty on gold revenue, less US$15 per realized ounce. To exercise the option, the Company has to pay Pescio an aggregate of US$80,000 (US$20,000 paid) in cash, allot and issue to Pescio up to 150,000 common shares (50,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. Following the exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. The Beowawe property is subject to a Finders Agreement between the Company and Richard Redfern (“Redfern”) dated October 8, 2002, whereby the Company agreed to pay Redfern a finder’s fee in an amount equal to 5% of the first US$500,000 of all expenditures and payments made by the Company and thereafter 3% of all expenditures and payments that are in excess of US$500,000 during the 2 year period from date of execution of acquisition agreements.

2003       The Company entered into an agreement with Anthony Eng (“Eng”) on March 11, 2003 whereby the Company acquired an option to earn up to a 100% interest in the Clover property in Elko County, Nevada, subject to a 3% NSR (uncapped), which can be purchased for US$1,000,000 per percentage point, by paying an aggregate of US$305,000 (US$20,000 paid) in cash over 7.5 years. In addition, the Company agreed to retain the vendor as an independent consultant to perform services on the property at a daily rate of US$400 for at least 10 days per year during the first two years. The Clover property is subject to a Finders Agreement between the Company and Clancy Wendt (“Wendt”) dated February 10, 2003, whereby the Company agreed to pay Wendt a finder’s fee of $5,000 upon execution of the acquisition agreement, and 5% (capped at US$500,000) of all future expenditures made by the Company in the Clover Property.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest on 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue, which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise this option, the Company has to pay to the optionor an aggregate of US$42,500 (US$5,000 paid) in cash prior to December 1, 2006. Thereafter, the Company will pay a minimum royalty of US$5,000 on every December 1 anniversary.

Pursuant to a sale and purchase agreement between the Company, Diepdaume Mines Limited (“Diepdaume”) and J. Patrick Sheridan (“Sheridan”), effective March 1, 2003, the Company contemplates that an effective change of control will take place. At the time of the preparation of this document, the definitive form of the sale and purchase agreement had been executed by the Company but had not been executed by Diepdaume and Sheridan. The agreement, as of the date hereof, is an agreement in principle, dated April 17, 2003. Pursuant to the terms of the agreement, Diepdaume will sell the royalty assets to the Company, and the Company agreed to issue an aggregate of up to 11,200,000 common shares, subject to adjustment, to Diepdaume. The transaction is subject to the acceptance by the applicable regulatory authorities and the shareholder’s approval at the Company next Annual and Extraordinary General Meeting to be held on May 20, 2003. See “Item 7. Major Shareholders and Related Party Transaction”.

In an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest in the Sno property in Elko County, Nevada, subject to a 3% royalty on gold revenue. To exercise the option, the Company has to pay an aggregate of US$295,000 in cash prior to April 10, 2008, allot and issuing 50,000 common shares to the Optionor upon the acceptance of notice of the agreement by the Toronto Stock Exchange, and carry out a 2,000m of exploratory drilling prior to April 10, 2006. Following the exercise of the Option, the Company shall make additional US$100,000 cash payments to the Optioner on or before April 10, 2009 and on each subsequent year until the Commencement of Commercial Production.

D.   Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the material features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act to ensure that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, such a determination based upon certain criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

E.   Taxation

General

The following comments summarise the principal Canadian Federal Income Tax consequences for a shareholder of the Company who is a non-resident of Canada and who is a resident of the United States. These comments are intended to provide for general information only and are not a substitute for advice from a shareholder’s own tax advisor. They do not anticipate statutory or regulatory amendments. There is a reciprocal tax treaty between the United States and Canada.

The provisions of the Income Tax Act (Canada) (the “Tax Act”) are subject to income tax treaties to which Canada is a party, including the Canada - United States Income Tax Convention, 1980 (the “Convention”).

Under Article X of the Convention, dividends paid by Canadian corporations to non-resident U.S shareholders are subject to a withholding tax of 15%. The rate of withholding tax on dividends is reduced to 5% if the beneficial owner is a U.S company which owns at least 10% of the voting stock of the company paying the dividend.

Under Article XI of the Convention, interest payments are subject to a withholding tax of 15%.

Certain types of interest are exempt under the treaty. Examples of these exemptions are: (i) interest paid or received by a Federal, State, Provincial or local authority, including indebtedness guaranteed by these authorities; (ii) interest paid by a purchaser in connection with the purchase on credit of any equipment, merchandise or service. Normal withholding rates apply to excess interest payments if the parties do not deal at-arms-length. Excess interest payments equal to the interest paid which is in excess of that would have been applicable between independent third parties.

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned, or had options, warrants or other rights to acquire, 25% or more of the Registrant's issued shares of any class or series. In the case of a U.S. Holder to whom Common Shares represent taxable Canadian property, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares in the open market by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. Management of the Registrant believes that the value of the Registrant's Common Shares is not derived principally from real property situated in Canada.

The Convention gives protection to United States residents from Canadian tax on certain gains derived from the alienation of property. There is no protection for a gain on a disposition of shares the value of which is derived principally from real property in Canada. The Company’s operations are such that no assurance can be given that this protection will be available.

The reader should be aware that the Company could be considered a passive foreign investment company for United States federal income tax purposes. Under section 1296 of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a foreign investment company (a “PFIC”) if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.

Because the Company may have been a PFIC for its year ending December 31, 2002, and may have been a PFIC for some of its fiscal years ending before that date, each U.S. shareholder of the Company should consult a tax advisor with respect to how the PFIC rules may affect such shareholder’s tax situation. In particular, a U.S. shareholder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund in the event the Company is a PFIC. This might avoid adverse U.S. federal income tax consequences that may otherwise result from the Company should it be treated as a PFIC.

F.   Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.   Statement by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.   Documents on Display

Documents referred to in this Annual Report may be inspected at the head office of the Company at Suite 1550 - 409 Granville Street, Vancouver, B.C. Canada V6C 1T2 or the Company's registered office at Suite 1040 - 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2 during normal business hours.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in Chile, Mexico and the United States where the Company is conducting exploration activities.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations. The Company exchanges Canadian dollars to fund its foreign operations. Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will not occur in the future.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company has a Shareholder Rights Plan (the “Rights Plan”), which was confirmed by the shareholders at the Annual and Extraordinary General Meeting held on June 8, 2001.

The following is a summary of the terms of the Shareholder Rights Plan.

General

The rights have been issued pursuant to a shareholder rights plan agreement dated February 12, 2001 between the Company and Pacific Corporate Trust Company as the rights agent. Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of $30 per share, subject to adjustments, at any time after the separation time (defined below). However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two-times the exercise price. The rights are non-exercisable until the separation time.

Trading of Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for Common Shares and the rights will be transferred with, and only with, the Common Shares. As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of Common Shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time. "Separation time" generally means the close of business on the tenth trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an "acquiring person" by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two-times the exercise price. However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void. The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

Permitted Bids

Permitted bids are exempted from the operation of the Shareholder Rights Plan. In summary, a permitted bid is a take-over bid made by way of take-over bid circular which complies with the following provisions:

    (a) It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

    (b) No voting shares can be taken up and paid for before the close of business on a date not less than 60 days following the date of the take-over bid and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

    (c) Voting shares may be tendered at any time during such 60 day period and may be withdrawn until taken up and paid for.

    (d) If the condition described in (b) above is met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing permitted bids will occur on the same date.

Exchange Option

Under certain circumstances, the board of directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of Common Shares. The board of directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, Common Shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company's share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a flip-in event, the board of directors may elect to redeem the rights in whole at a redemption price of $0.00001 per right.

Waiver

The board of directors may waive the application of the Shareholder Rights Plan to any flip-in event if it determines that a person became an acquiring person by inadvertence, conditional upon such person having, within 10 days after the determination by the board of directors, reduced its beneficial ownership of shares such that it is no longer an acquiring person. The board of directors may also, until a flip-in event has occurred, waive the application of the Shareholder Rights Plan to any particular flip-in event, but in that event, the board of directors must waive the application of the Shareholder Rights Plan to any other flip-in event occurring within 75 days after the initial waiver.

Amendments

The board of directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price. Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to the holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the separation time, the holders of the rights. Any supplements or amendments to the Shareholder Rights Plan require the prior written consent of The Toronto Stock Exchange.

Term

The Shareholder Rights Plan has a term of 10 years. However, if it is not subsequently confirmed at the shareholders’ meetings on the fourth and seventh anniversaries of such confirmation, it will terminate at the end of each such shareholders’ meeting.

ITEM 15. CONTROLS AND PROCEDURES

(a) Within the 90-day period prior to the filing of this report (“Date of Evaluation”), an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based on the evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

(b) There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions were regard to significant deficiencies and material weaknesses.

ITEM 16.  AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

A.  Audit Committee Financial Expert

The Company’s audit committee consists of three unrelated independent directors. Each is experienced in analyzing and evaluating financial statements, has an understanding of internal controls and procedures for financial reporting, and has an understanding of audit committee functions. Each member has acquired such attributes through their experiences in a number of public companies where they have overseen and actively supervised principal financial officers, principal accounting officers, controllers, public accountants, auditors and persons performing similar function. They have assessed the performance of companies with respect to the preparation, auditing and evaluation of financial statements.

B.   Code of Ethics

The Company recently adopted a code of ethics that applies to all the Company’s Officers, including the Chief Executive Officer and the Chief Financial Officer. A copy of the code of ethics is filed as an exhibit to this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 12 to the financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit 1Financial Statements filed as part of the annual report:

         (i) Auditors' Report.

         (ii)Consolidated Balance Sheets as at December 31, 2002 and 2001.

         (iii)    Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000.

         (iv)Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.

         (v) Notes to the Consolidated Financial Statements.

Exhibit 2Code of Ethics of Atna Resources Ltd.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

Atna Resources Ltd.

By /s/ “David H. Watkins”

____________________________________

David H. Watkins

President & Chief Executive Officer

Date: May 2, 2003