Form 20-F
ATNA RESOURCES LTD
filed 2004-04-30
CIK 1041548

U.S. SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission File Number: 0-29336

ATNA RESOURCES LTD.

(Exact name of registrant as specified in its charter)

Province of British Columbia (Canada)

(Jurisdiction of incorporation or organization)

510 - 510 Burrard Street

Vancouver, British Columbia V6C 3A8

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

Title of Each Class

Issued and Outstanding as at April 29, 2003

Common Shares without par value

30,464,667

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

#

TABLE OF CONTENTS

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

Jarbidge, Nevada, USA

14.

Searchlight, Nevada, USA

15.

Celeste, Chile

16.

Other Properties

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and Licenses, etc.

D.

Trend Information

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

B.

Significant Changes

ITEM 9.

THE OFFERING AND LISTING

A.

Offer and Listing Details

B.

Plan of Distribution

C.

Markets

D.

Selling Shareholders

E.

Dilution

F.

Expenses of the Issue

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statement by Experts

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

	Year ended 12/31/03 $	Year ended 12/31/02 $	Year ended 12/31/01 $	Year ended 12/31/00 $	Year ended 12/31/99 $
Interest income	65,167	97,209	510,138	571,709	394,347
Other income	4,000	4,000	6,000	2,000	Nil
Operating revenue	Nil	Nil	Nil	Nil	Nil

Net Loss	1,764,935	5,273,769	1,995,641	2,714,984	1,701,562
Net Loss per common share	0.08	0.24	0.09	0.13	0.08

Total Assets	13,547,416	13,031,685	18,142,690	19,777,648	21,985,715
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Net Assets	13,482,199	12,678,906	17,952,675	19,643,531	21,904,115
Capital Stock	36,524,790	34,051,138	34,051,138	33,746,353	33,291,953
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of shares	30,194,667	21,757,037	21,757,037	21,108,557	20,398,557

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

As at April 28, 2004, the noon rate as quoted by Bank of Canada was Cdn$1.3674 equals US $1.00.

The following table sets out the high and low exchange rates for each month during the previous six months.

High for Period

Low for Period

March 2004

1.3570

1.3056

February 2004

1.3512

1.3069

January 2004

1.3360

1.2683

December 2003

1.3420

1.2839

November 2003

1.3410

1.2948

October 2003

1.3518

1.3021

The following table sets forth the average exchanges rates for the past five years, expressed as Canadian dollars per U.S. dollars.

Year

Average

1999

1.4858

2000

1.4852

2001

1.5484

2002

1.5703

2003

1.4015

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

Exploration and Development

There is no known body of commercial ore on the Company's mineral properties.  Development of the Company's properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involves a high degree of risk and few properties explored ultimately are developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

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

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production.  Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only.  In addition, the quantity of reserves and mineralization may vary depending on metal prices.  Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company's properties.  In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties unknown to the Company at present, which have been caused by previous or existing owners or operator of the properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive at all phases, and the Company competes with many companies possessing greater financial resources and technical facilities.  Competition in the mining business could adversely affect the Company's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

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

The Company formed Atna Resources, Inc., (the “US subsidiary”), a wholly owned subsidiary, to act as its operating arm for mineral interests in the United States.  The U.S. subsidiary was incorporated under and by virtue of the General Corporation Laws of the State of Nevada on December 8, 1987, and its principal office is located at One East Liberty, Suite 424, P.O. Box 40817, Reno, Nevada 89504, U.S.A.

The Company formed Minera Atna Chile Limitada (the “Chilean Subsidiary”), a wholly owned subsidiary, to act as its operating arm for mineral interests in Chile.  The Chilean Subsidiary was incorporated under the laws of Chile on March 30, 2001, and its principal office is located at Nueva Tajamar 481, Torre Norte, Piso 21, Las Condes, Santiago, Chile.

The Company formed Atna Cayman Ltd. (the “Cayman Island Subsidiary”), a wholly owned subsidiary, to act as an intermediate holding company for the Company in holding all of the shares of its Chilean subsidiary company and to act as the vehicle for arranging international commercial bank finance for the development of the Chilean company's copper mining properties in Chile.  The Cayman Islands Subsidiary was incorporated under the laws of Cayman Islands on June 22, 2001 and the principal office is located at Queensgate House, South Church Street, P.O. Box 1234, George Town in the Island of Grand Cayman, Cayman Islands.

Unless the context otherwise requires, the term “Company” in this report means Atna Resources Ltd. together with its U.S., Chile and Cayman Island subsidiaries.

The head office of the Company is located at 510-510 Burrard Street, Vancouver, B.C. Canada V6C 3A8.  The address of the registered and records offices of the Company is 1040 - 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2.

B.

Business Overview

Atna Resources Ltd. commenced operations in 1984.  It is a mineral resource exploration company engaged primarily in the business of acquiring and exploring resource properties with a particular focus on base and precious metal deposits.  During the period from 2000 to late 2002, the Company was focused on advanced staged copper properties in Chile with the potential to generate near term profit and cash flow, and also on various precious metal exploration prospects.  Since September 2002, the Company re-emphasized gold exploration projects and initiated a work program in Nevada.  It has interests in properties in Canada (British Columbia and Yukon Territory), in the United States (Arizona and Nevada), and in South America (Chile).  The Company's properties are currently at an “exploration stage”.  The Company's properties are not subject to any mortgage and management is not aware of any encumbrance on any property.

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

The name “Wolverine Properties” refers to groups of mineral claims situated in the southeast portion of the Yukon Territory and owned as to an approximate 39.4% interest by the Company.  The claim groups are known as the Foot, Kink, Pak and Toe Properties.  Certain mineral claims within the Wolverine Properties are subject to net smelter return royalties ranging from 0.5% to 1%.

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

Currently, Expatriate and the Company are exploring the Wolverine Properties under a joint venture agreement dated June 1, 1999, as amended from the January 25, 1996 Wolverine Joint Venture Agreement between the Company and Westmin.  The Company did not contribute to the 2001 and 2002 Wolverine Joint Venture work program, and accordingly its interest in the property was diluted to 39.4%. Under the terms of the joint venture agreement, the Company retains the right to contribute its proportionate share of costs in future work programs.  Atna has notified Expatriate of its intent to participate in the 2004 program.

a.

Terms of Acquisition

Foot and Pak Properties

The Company is a party to an agreement, dated December 12, 1994, with Equity Engineering Ltd. (“Equity”) relating to what is referred to as the Southern Yukon Tanana Terrane.  The agreement covers the region in general and specifically the Foot and Pak claims that lie within the region.  Under the agreement, Equity holds a 0.5% Net Smelter Return Royalty in the claims and the Company may purchase the royalty at any time for $500,000.  If the Company grants to a third party an option to acquire an interest in the claims, the Company must pay Equity 10% of any cash and share payments received by the Company from that third party.  The Foot claims cover a portion of the Wolverine deposit.

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

b.

Location, Size and Access

The Wolverine Properties are located in the Finlayson Lake area, southeast Yukon Territory, near Wolverine Lake and 15 kilometres from the Robert Campbell Highway, which connects the towns of Ross River and Watson Lake in the Yukon Territory.  The joint venture has allowed certain claims to lapse in areas of non-interest.  The current property size is 608 claims (approximately 12,707 ha).

Much of the property terrain is mountainous.  Climatic conditions are typical for the Yukon with short, warm summers and long, relatively cold winters. The nearest supply centres are Watson Lake and Ross River, with limited services, and Whitehorse, capital of the Yukon.  Access to the property is by floatplane to the base camp on Wolverine Lake or to the airstrip immediately south of the properties.

c.

History and Previous Exploration

In 1993, the Company staked and carried out initial exploration on three claim blocks within the Finlayson Lake area of the Yukon Tanana Terrane in the southeastern Yukon. Results of exploration with Westmin from 1995 to 1997 resulted in the discovery and definition of the Wolverine deposit on the Foot and Kink 3 claims.

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

*

Mineralized material or deposit is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s).  Under the Canadian classification system (CIM), this material would be an Indicated Resource.  Under U.S. Securities & Exchange Commission standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries and other factors, concludes economic feasibility.  Under Canadian rules (NI43-101) the mineralized material of Wolverine would be classified as an Indicated Resource.

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

Metallurgical investigation of the Wolverine deposit was launched in 1999 and has continued periodically since then.  Work has determined that the mineralization is amenable to conventional flotation to make separate copper, zinc, and lead concentrates. The concentrates are high in metals that incur smelting penalties, including selenium, antimony, and arsenic.

Exploration and development of the Wolverine property during 2000 focused on infill drilling to define a possible route for an exploration decline.  Additional work was completed pertaining to environmental permitting.

The Company elected to not contribute its portion of the costs of the 2001 and 2002 Wolverine Joint Venture (“JV”) work programs proposed and approved by Expatriate Resources Ltd., Operator of the JV.  The Company differed with Expatriate on the priority and value placed on certain of the proposed expenditures.  The Company made this election without prejudice to its right to elect to contribute later.

The 2001 and 2002 work programs related mainly to environmental permitting studies, the negotiation of socio-economic impact agreements, metallurgical test work and minor claim and camp maintenance work.  Atna participated in the 2003 program, which consisted of minimal care and maintenance expenditures.

d.

Proposed Exploration Work

Atna advised Expatriate that it will participate in the planned 2004 work program budgeted in the total amount of $525,000.  Atna’s 39.4% share is approximately $210,000.  Drilling is planned for further infill and to obtain additional material for metallurgical test work.

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

*

Under the Canadian classification system (CIM) this material would be classified as an Inferred Resource.

Since 2000, when a clean-up program was conducted on the property, no work has been completed.

d.

Proposed Exploration Work

No work was done in 2003 and none is contemplated for 2004.

e.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Wolf property, nor any known body of commercial ore.

3.

Marg Property, Yukon Territory

a.

Terms of Acquisition

The Company purchased on January 20, 2000 a 66.7% interest in the Marg property for $250,000 in cash.  Cameco Corporation owns the remaining 33.3% interest.  Atna is operator of the Joint Venture.

b.

Location, Size and Access

The Marg property consists of 402 claims (8,403 ha) situated in the central Yukon Territory.  A 380-meter long airstrip allows fixed wing access to the property by small aircraft.  A winter road to within 5 km of the property was constructed in 1997.  Access may also be gained by helicopter from the historical mining town of Mayo, located approximately 80 km southwest of the property.

c.

History and Previous Exploration

Marg is a massive sulphide deposit with banded pyrite, sphalerite, chalcopyrite, galena, and minor tetrahedrite mineralization in four closely stacked lenses.  The lenses are continuous over a strike length of 700 meters and a down-dip length of 450 meters and have an average thickness of six meters.  Mineralized material*, as indicated by 74 diamond drill-hole intersections, is estimated to be 5,527,000 tonnes grading 1.8% copper, 4.6% zinc, 2.5% lead, 62.7 g/t silver and 0.98 g/t gold (Franzen Engineering Ltd., 1997).

The Jane Zone, a sulphide occurrence within the same host rocks 6 km from the Marg deposit, has not been drill tested.  In 2000, a program of structural geological mapping, rock and soil geochemistry, and drill core relogging and sampling was completed to further define the exploration potential of the property.

*

Under the Canadian classification system (CIM) this material would be classified as an Inferred Resource.

d.

Proposed Exploration Work

No fieldwork was carried out in 2001 - 2003.  A geochemical survey and additional geological mapping are planned for 2004.

e.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Marg property, nor any known body of commercial ore.

4.

Ty Property, Yukon Territory

a.

Terms of Acquisition

By agreement dated April 7, 2000, the Company acquired an undivided 30% interest in the property for cash consideration of $59,423 from Consolidated Pacific Bay Minerals Ltd. (formerly “Pacific Bay Minerals Ltd.”).

b.

Location, Size and Access

The Ty property is located in the Finlayson Lake area in southeastern Yukon Territory.  The property is comprised of 38 claims for 794 ha.  Access is by helicopter.

c.

History and Previous Exploration

The Ty property is underlain by rocks similar to those which host the Wolverine deposit.  Previous work by Westmin Resources Ltd. included geochemical and geophysical surveys and four diamond drill holes.  The Company completed an initial program of geological mapping and geochemical sampling during 2000. No work was completed in 2001, 2002 and 2003, nor is any planned for 2004.

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

b.

Location, Size and Access

The Ecstall River property is located about 75 kilometers southeast of Prince Rupert, B.C., and about 20 kilometers northwest of Kitkiata Inlet on Douglas Channel, near Ecstall Lake.  The property is comprised of 21 Crown Granted Mineral claims covering 400 hectares, and two Crown Granted Mineral claims (surface rights) covering an additional 40 hectares.

Access to the property is by helicopter from Prince Rupert or Terrace, some 100 kilometers to the north.  Equipment could be barged to Kitkiata Inlet or up the Ecstall River to within a few kilometers from the Ecstall deposit.  Logging roads reach within 10 kilometers of the property.

c.

History and Previous Exploration

The principal mineral occurrence on the property, the Ecstall deposit, was discovered before 1900.  The British Columbia Pyrites Company Limited investigated the deposit by tunneling, and made a trial shipment of pyritic massive sulphide material to the Victoria Chemical Works.  In 1918 and 1919, the Granby Consolidated Mining, Smelting and Power Co. Ltd. (“Granby”) explored the property, viewing it as a possible source of copper ore for the Anyox smelter.  Granby dropped its option in 1920, but re-acquired it and subsequently, did more exploratory work before finally relinquishing the option in 1923.

The property was the subject of intermittent exploration, including underground exploration, between 1937 and 1987 by Texas Gulf Sulphur Co., its affiliate, and corporate successors, namely Falconbridge.  This work defined a body of mineralized material estimated to contain 6.62 million tonnes grading 0.7% copper, 2.5% zinc, 20 g/t silver and 0.5 g/t gold.

In December 1993, the Company purchased the property from Falconbridge, and in 1994 undertook additional exploration work.  The Company's work included line-cutting, geological mapping, soil and rock sampling in the Thirteen Creek area near the Ecstall deposit.  Four drill targets were chosen, but further work was postponed.  No work has occurred on the property from 1995 to the present, nor is any planned for 2004.

6.

White Bull Property, Liard Mining Division, B.C.

a.

Terms of Acquisition

By agreement dated April 27, 1995, the Company entered into a Joint Venture agreement with Jasper Holdings Co. (“Jasper”), each as to 50% and the claims were staked under this agreement.  On August 21, 1995, the Company purchased Jasper's entire interest in the property by issuing 25,000 shares of the Company to Jasper.

b.

Location, Size and Access

The White Bull property is situated in the Cassiar Mountains in north-central British Columbia.  The nearest towns are Dease Lake, 133 kilometres southwest, and Watson Lake, 140 kilometres north of the property. The property is comprised of 24 claim units, covering approximately 600 hectares.  Access is by helicopter from Dease Lake or Watson Lake.

c.

History and Previous Exploration

The claims were staked to cover a large zone of alteration possibly associated with sedimentary exhalative lead-zinc-silver mineralization in Paleozoic sedimentary rocks.  The Company carried out a program of detailed geological mapping and geochemical surveying in 1996.  No work has occurred on the property since 1996.  No work is planned for 2004.

7.

Lone Pine, Arizona, USA

a.

Terms of Acquisition

The Company purchased a 100% interest in the three, patented Lone Pine claims for US$100,000 in cash.

b.

Location, Size and Access

The Lone Pine property is located near Prescott, Arizona within the Big Bug Mining District.  The property consists of three patented claims for a total area of 61.98 acres (24.68 ha).  Access to the claims is via a short 4 x 4 road leading off Highway 69 between the towns Mayer and Humbolt.

c.

History and Previous Exploration

The property is centred on the old Lone Pine Mine which has had recorded historical production of 2,170 tons at 0.2 oz/t gold, 3 oz/t silver, 6.45% copper.  While lead and zinc were not recovered, it has been estimated that the ore contained 1.5% lead and 5% zinc.  The volcanogenic massive sulphide (VMS) deposit, which had been explored underground to a 200-foot depth and over a 700-foot strike length, had never been drill tested. Additional potential exists within the hanging wall for associated carbonate-chert-gold exhalite mineralization.

In April 2001, three holes were drilled to test the depth extent of the mineralization.  Narrow sections of semi-massive to disseminated sulphide mineralization were intersected in sericitic and iron carbonate altered rock, but no significant grades over significant widths were indicated.  No work has occurred on the property since 2001 and none is planned for 2004.

8.

Triple Junction/Dixie Fork, Nevada, USA

a.

Terms of Acquisition

The Company exercised its option to purchase a 100% interest in the property, subject to a 3% NSR (uncapped), in the 36 Triple Junction lode claims and 31 Dixie Fork lode claims located at the south end of the Carlin Gold Trend in Elko county, Nevada, by paying an aggregate of US$35,000 cash and issuing 100,000 common shares to RMIC Gold (“RMIC”) prior to October 7, 2003.  RMIC is entitled to receive 5% of any cash proceeds received by the Company, to a maximum of US$500,000, in the event that the Company transfers any part of its interest in the property to any arm’s length third party.

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

c.

History and Previous Exploration

Dixie Fork

There is no record of exploration or mining at Dixie Fork, prior to acquisition by the Company.

The Dixie Fork property is located in the Pinon Range, 19 km (12 miles) SSW of the Newmont Mining Company’s Rain/Tess/Saddle Mine complex, in Elko County, Nevada.  The property is situated along a major, WNW-trending, Rain Fault-parallel high-angle graben fault structure.  This structure separates younger, down-dropped Upper Plate black shales in the interior of the graben from Lower Plate sandy strata of the Mississippian Chainman Formation.  Felsic dikes cut the Chainman strata near the bounding graben faults.  Mineralization is present at Dixie Fork in the form of argillically altered and pyritized wallrocks, local barite, and anomalous pathfinder element geochemistry.  The main gold target is the contact of Mississippian Webb Formation with underlying Devonian Devil’s Gate Limestone, adjacent to the graben fault structures.

Triple Junction

Westmont Gold staked claims over the Triple Junction area in the late 1980’s, and made a generalized outcrop geologic map of the region in 1988.  They first drilled 12 shallow rotary exploration holes into area targets in 1990-1991, and 8 holes in 1992.  Westmont’s best drill hole intercept was 50 feet containing 0.045 ounce per ton gold, in hole JW-90-08.  Cameco acquired the property in the late 1990’s and drilled several holes.  No subsequent exploration is known at Triple Junction, prior to its acquisition by the Company.

The Triple Junction property is located in the Pinon Range, 22.5 km (14 miles) SSW of the Newmont Mining Company’s Rain/Tess/Saddle Mine complex, in Elko County, Nevada.  Triple Junction is situated along a major, NNW trending, high-angle graben fault structure.  This structure separates younger, down-dropped conglomerates of the Lower Plate Diamond Peak Formation on the west side of the structure from uplifted, conglomerate-bearing, silty to sandy strata of the Mississippian Chainman-Diamond Peak Undivided complex to the east.  Felsic dikes/plugs and barite veins cut the Chainman strata near the bounding graben faults.  Mineralization is present at Triple Junction in the form of strong, argillically-altered wallrocks with local pyritization and barite.  Surface gold assay values, up to 7 grams per tonne gold, over widths of up to several meters occur on the property.  Strongly anomalous pathfinder element geochemistry is noted in rocks and soils.  The main gold target is the contact of Mississippian Webb Formation with the underlying Devonian Devil’s Gate Limestone, adjacent to the NNW-trending control fault structure.

Mapping and geochemical sampling in 2003 further defined the stratigraphy and alteration zones.  A gravity survey delineated areas of relatively shallow basement (Devil’s Gate) stratigraphy and fault structures.  Atna is looking for a joint venture partner to earn an interest in the property by drilling some deep (2,500 ft.) test holes.

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

The Company entered into an agreement dated August 22, 2003 with Great Basin Gold Ltd. (“GBG”) whereby GBG can earn a 70% interest in the Company’s Golden Cloud property by paying the Company an aggregate of US$400,000 (US$25,000 received) and incurring an aggregate of US$2,500,000 in exploration expenditures prior to August 22, 2008, and by assuming all option and underlying property maintenance payments.

b.

Location, Size and Access

The Golden Cloud property is located at the north end of the Carlin Gold District in north central Nevada, and along the eastern margin of the Northern Nevada rift, 95 km NE of Winnemucca, and consists of 179 unpatented lode claims for an approximate area of 1,497 hectares (3,698 acres).

Access to the property is by all weather gravel roads off secondary highways.

c.

History and Previous Exploration

No significant exploration program was completed on the property, prior to acquisition by the Company.

The Golden Cloud Property is a ‘bonanza-style’ low-sulphidation epithermal gold target located along the eastern margin of the Northern Nevada rift.  It is strategically located, south of the Ivanhoe project (719,000 tons grading 1.29 oz/ton gold and 7.0 oz/ton Ag), being developed by Hecla Mining and Great Basin Gold.  The Silver Cloud property, being actively explored by Placer Dome and Teck Cominco’s is located immediately to the west of Golden Cloud.  The Main Carlin operations of Barrick and Newmont are located 10km to the southeast.

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

The Company conducted a detailed ground gravity survey on the project identifying numerous fault structures associated with high-level trace element geochemistry and sinter aprons exposed at the surface.  Paleozoic-age bedrock highlands, associated with these structures, represent relatively shallow dill targets for bonanza-grade epithermal veins similar to those being developed by Hecla and GBG at the Ivanhoe project to the north of the property.  GBG conducted detailed mapping, sampling, and geophysical survey interpretation during 2003 defining several drill targets.

d.

Proposed Exploration Work

GBG has completed permitting for a 2004 drill program that will include a minimum of 2,000 meters of RC drilling.

e.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Golden Cloud property, nor is there any known body of commercial ore.

10.

Beowawe, Nevada, USA

a.

Terms of Acquisition

In an agreement dated November 7, 2002, the Company obtained an option from Carl Pescio to acquire a 100% interest in 95 Beowawe lode claims, subject to a 3% royalty on gold revenue, less US$15 per realized ounce.  To exercise this option, the Company has to pay to the optionor an aggregate of US$80,000 (US$40,000 paid) in cash, allot and issue to the optionor up to 150,000 (100,000 shares issued) common shares in three separate tranches of 50,000 shares each, and carry out a combined minimum 20,000 feet of exploratory drilling on the Beowawe and/or Golden Cloud properties prior to November 6, 2005. Following the exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production.  A finders fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first 2 years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement.  The finder’s fee is capped at US$500,000.

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

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty.  The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production.  The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

b.

Location, Size and Access

The Beowawe property is located in Eureka and Lander Counties, Nevada within the central part of the Northern Nevada Rift, 105 km SE of Winnemucca and consists of 100 unpatented lode claims and two patented, fee-land parcels for an approximate total area of 869 hectares (2,146 acres).

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

During the period 1983 to 1996, the Project area was explored for gold mineralization, with a total of 39 drill holes by Chevron, Bow Valley, WFD Limited, and North in the White Canyon area.  In 2000, Balaclava Mines Ltd. completed four holes on the property and in 2002 the property was staked by Carl Pescio.

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

Several partly eroded and/or buried hot-spring sinter deposits, closely associated with multiple zones of intense silicification and anomalous in gold and mercury, are exposed in the footwall of the Malpais Fault, east of the hot springs.  The east-west target trend is comprised of a combination of sinter, silicification, extensive geochemical anomalies (Au-Hg-As), and hot spring-type hydrothermal alteration along a seven-kilometer structural trend east of the active hot springs including the previously mined Red Devil mercury deposit.  Previous operators intersected wide sections of anomalous gold at shallow levels, including 502 ppb gold over 16.8m, and 130 ppb gold over 106m.  Brecciated quartz-chalcedony veins, up to 3.0m wide and trending ENE - WSW, are exposed at surface.  The Company will target ‘bonanza’ style mineralization within these veins at depth.

Work programs in 2003 included detailed mapping, sampling, and data compilation.  The Company conducted an induced polarization geophysical survey (IP), to evaluate areas of alluvial or post-mineral volcanic cover, identifying several bonanza-grade epithermal vein targets.

d.

Proposed Exploration Work

The 2004 program at Beowawe will include drill testing of the geologic and geophysical targets identified during the 2003 field season.  The Company is negotiating to form a joint venture to share the risk and expense of a proposed 2,000-meter drill program.

e.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Beowawe property, nor is there any known body of commercial ore.

11.

Clover, Nevada, USA

a.

Terms of Acquisition

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims on the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point.  Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$50,000 paid) over 7.5 years.  In addition, the Company agreed to retain the vendor as an independent consultant to perform services on the property at a daily rate of US$400 for at least 10 days per year during the first two years.  The Clover property is subject to a Finders Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of $5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production.  The Finders fee is capped at a maximum of US$500,000.

The Company entered into an agreement dated August 15, 2003 with Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, whereby Newmont can earn a 51% interest in the Company=s Clover Property by incurring an aggregate of US$2,500,000 in exploration expenditures and paying to the Company an aggregate of US$195,000 (US$25,000 received) prior to November 1, 2010, and by making additional annual cash payments of US$75,000 thereafter until production. This agreement was terminated subsequent to December 31, 2003.

The Company entered into a letter agreement with Grandcru Resources Corp. (“GR”) whereby GR can earn up to a 55% interest in the Clover project by issuing an aggregate of 1,000,000 common shares to the Company by June 1, 2007, incurring aggregate exploration expenditures of Cdn$2,500,000 by June 1, 2008. GR may then earn an additional 15% interest by completing a bankable feasibility study on the property.

b.

Location, Size and Access

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims for approximately 920 hectares (2,273 acres).

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

c.

History and Previous Exploration

Prior to 1982, no record exists of historical exploration and/or development on the property, although scattered prospecting pits and shallow shafts are seen within the claim area.  In 1982, Nassau Minerals had claims in the area and completed geological mapping, rock geochemical sampling, and drilled 8, shallow, reverse-circulation (RC) holes totaling 1,535 feet.  Amax Gold joint-ventured the property from Nassau in 1987 and during 1988 completed additional geological/geochemical surveys and drilled 16 RC holes totaling 6,835 feet.  Nassau joint ventured the property with Touchstone from 1989 to 1992 and completed 3 RC holes totaling 970 feet.  Nassau dropped the claims in 1993.

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

The Clover prospect is a high-grade vein-hosted epithermal gold prospect, in a similar geologic setting to Newmont Mining’s Ken Snyder mine (2.7 million tons averaging 1.12 oz./ton gold, and 12.82 oz/ton silver) located approximately 17 km to the west of the property.

Clover is situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains.  The property is underlain by mid-Miocene aged, bi-modal volcanic, rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.  Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (20-70 ppb).

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

Following-up a regional airborne geophysical survey, Newmont Exploration conducted a ground CSAMT geophysical survey across an extension of the north-northwest trending structural zone hosting mineralization at the project.  The survey included three geophysical test lines oriented perpendicular to the trend of mineralized structures found in drill holes in the southern portion of the property.  Results of this survey indicate the possible presence of altered rocks along the fault zone with potential for additional zones of mineralization.  Newmont did not drill test the geophysical anomaly.

d.

Proposed Exploration Work

GR is planning a drill program to test both extensions of known mineralization encountered in previous drilling and the newly discovered geophysical anomaly found and confirmed by the work completed in 2003 by Newmont Exploration.

e.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Clover property, nor is there any known body of commercial ore.

12.

Sno, Nevada, USA

a.

Terms of Acquisition

In an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest in the 58 Sno lode claims, subject to a 3% royalty on gold revenue.  To exercise the option, the Company has to pay an aggregate of US$295,000 (US$15,000 paid) in cash prior to April 10, 2008, allot and issuing 50,000 common shares (issued) to the Optionor upon the acceptance of notice of the agreement by the Toronto Stock Exchange, and carry out a 2,000m of exploratory drilling prior to April 10, 2006.  Following the exercise of the Option, the Company shall make additional US$100,000 cash payments to the Optionor on or before April 10, 2009 and on each subsequent year until the Commencement of Commercial Production.

The Company entered into an agreement dated December 23, 2003 with Pacific Ridge Exploration Ltd. (“PEX”) whereby PEX can earn a 60% interest in the Sno property by incurring minimum expenditures of US$2,000,000 and making payments to the underlying Optionor totalling US$180,000 (US$20,000 paid) by April 10, 2007 and issuing to the Company an aggregate of 1,000,000 shares (100,000 received) of PEX by December 31, 2007.

b.

Location, Size and Access

The Sno property is situated 72 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 58 lode claims for approximately 485 hectares (1,198 acres).

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

The Sno prospect is a high-grade vein-hosted epithermal gold prospect, in a similar geologic setting to Newmont Mining’s Ken Snyder mine (2.7 million tons averaging 1.12 oz./ton gold, and 12.82 oz/ton silver) located approximately 9 km to the west of the property.

Sno is situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains.  The property is underlain by mid-Miocene aged, bi-modal volcanic, rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.  Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (20-70 ppb).

The property is transected by a north-northwest trending structural corridor which hosts highly anomalous gold (up to 32 g/t gold in grab samples) in strongly altered and brecciated zones, with cross-cutting, steep dipping, quartz-chalcedony veins.

During 2003, the Company conducted detailed mapping, sampling, and data compilation from information collected from past exploration efforts on the property.  Several drill targets were delineated from this work and a drill program was recommended.

d.

Proposed Exploration Work

PEX is planning a drill program to test gold targets identified during the Company’s 2003 work program and to extend mineralization found in the previous operators’ drilling.

e.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Sno property, nor is there any known body of commercial ore.

13.

Jarbidge, Nevada, USA

a.

Terms of Acquisition

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbridge claims located in Elko County, Nevada by paying a total of US$600,000 (US$10,000 paid) to the Optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 by December 5, 2006.  The property is subject to a NSR ranging from 1.5-2.5%.

b.

Location, Size and Access

The Jarbidge property is located in northeast Nevada within Elko County, approximately 160 road kilometres north-northeast of the town of Elko, Nevada.  Access is provided by State and County maintained paved and gravel roads to the small town of Jarbidge located in the centre of the mining district.

The project includes four patented lode, mining claims and 149 unpatented lode claims encompassing an area of approximately 1,191.5 hectares (2,944 acres).  This includes 1,170.5 hectares (2,892.3 acres) of unpatented lode mining claims and 21 hectares (51.7 acres) of patented lode mining claims.

c.

History and Previous Exploration

The Jarbidge District was discovered in 1909.  Total historic gold production, between 1910 and 1930, is estimated to be over 400,000 ounces of gold and 1.2 million ounces of silver.  Incomplete production records indicate the district was the source of approximately 818,181 tonnes of ore (900,000 short tons) with a recovered grade of 16.7g/t gold (0.486 ounce gold/ton) and 49g/t silver (1.43 ounces silver/ton).

Since the 1930s, little attention has been given to the district other than reconnaissance exploration efforts for large, low-grade bulk minable gold-silver deposits.  The district is a classic example of a bonanza-grade, low-sulfidation, epithermal, volcanic hosted vein system comparable to the Tertiary-age volcanic-hosted gold-silver Midas District in Nevada (>2.0 million contained ounces of gold grading in excess of 34g/t gold, operated by Newmont Mining) and the Republic District in Washington State (>3 million ounces gold and 17 million ounces of silver in production through 1995-last operated by Hecla Mining Company).

Drilling, in the district was completed by Freeport McMoran Exploration in the early 1980s directed towards the discovery of a bulk minable disseminated gold deposit.  Freeport abandoned its efforts in 1982 after drilling six holes (1,441 meters).  Freeport’s best intercept was 2.2 g/t gold and 22.7 g/t silver over a length of 10.7 meters.  Following Freeport’s efforts, Moly Corp. entered the district and conducted an evaluation of for bulk minable gold deposits.  Moly Corp. drilled 13 holes, totaling 1,414 meters in 1984.  The best interval intercepted by Moly Corp was 1.5 meters grading approximately 180 ppb gold.

Mr. John D. Bernt entered the district in the 1980’s and began prospecting and acquiring land and developed a number of high-grade vein targets with supporting assay data from surface sampling.  These include gold assays up to 1,000g/t gold from banded quartz-chalcedony vein samples.  Reconnaissance sampling of vein exposures in the district, (up to 41 g/t gold) was performed by Atna field crews in 2003.

d.

Proposed Exploration Work

A work program for 2004 includes, detailed surface sampling and geologic and structural mapping of the district to determine the character of the historic ore shoots resulting in the +400,000 ounces of past production.  A permit application has been submitted to the United States Forest Service to allow the company to drill at 49 drill sites a total of 100 drill holes totalling over 22,000 meters of drilling.  The permits were designed to allow significant follow-up to an initial phase of drill testing that would include 3,000 to 5,000 meters of drilling.  Timing on the commencement of drilling activities at the project is controlled by the issuance of a formal decision on the Company’s permit application by the United States Forest Service.

e.

Underground and Surface Plant and Equipment

There is no underground or surface, plant or equipment of commercial value on the Jarbidge property, nor is there any known body of commercial ore.

14.

Searchlight, Nevada, USA

a.

Terms of Acquisition

By an agreement dated January 17, 2004 the Company acquired a 100% interest in 25 Searchlight claims located in Clark County, Nevada by issuing 30,000 common shares of the Company.

b.

Location, Size and Access

The project is located approximately 1.5 kilometers north of the town of Searchlight in Clark County, Nevada and has excellent road access, with a paved, two lane interstate highway (US95) passing through the claim block.

The company currently holds 25 unpatented lode, mining claims at the project totaling approximately 202 hectares (500 acres).

c.

History and Previous Exploration

The district was discovered in 1897 and is credited with approximately 240,000 ounces of gold and 352,000 ounces of silver production through 1953 when all recorded production ceased.  High-grade veins hosted by Tertiary-age rocks characterize mineralization in the district.  In the northern portion of the district, where the Company’s land position is located, the mineralization is characteristic of a low-sulfidation, epithermal, “bonanza-type” vein system hosted by andesitic to rhyolitic volcanic rocks.  Quartz-chalcedony veins, stockwork zones and breccia silica flooding is present on the company’s claim block and has returned values in excess of 3.0 g/t gold in reconnaissance rock sampling.

d.

Proposed Exploration Work

A program of surface sampling and geologic mapping is proposed for the 2004 season, followed by geophysical surveys to define drill targets under alluvial and post-mineral volcanic cover.  Positive results will lead to a drill program to test for bonanza grade gold-silver veins similar to those developed in the Bullfrog District in southern Nevada, approximately 150 kilometres to the north of the Searchlight Project.

e.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Searchlight property, nor is there any known body of commercial ore.

15.

Celeste, Chile

a.

Terms of Acquisition

Pursuant to an agreement dated September 30, 2002 with Minera Teck Cominco Chile Limitada (“Teck-Cominco”), the Company acquired a 100% interest in and to the Property subject to a NSR royalty equal to 2% (uncapped) of net smelter returns from minerals extracted from the Property, by paying a one-time fee of CH$3,700,000 (equivalent to US$9,753).  A land-use fee of US$50 per hectare is payable if the land surface is used for waste, leach pads, or ancillary mining facilities.

b.

Location, Size and Access

Celeste project is located in the Coastal Range of Northern Chile about 180 km north of Copiapo and 50 km northeast of Chanaral port.  The property consists of 24 mineral concessions of approximately 3,501 hectares in area.  Access to the project is by means of a state maintained secondary road, about 20 km from regular paved highways.  An airport for commercial jets at El Salvador is 90 km by road from the project site.  Barquito port is located 55 km from the project.

c.

History and Previous Exploration

The Property is adjacent to and on strike of the Cerro Negro Property owned by ENAMI and previously optioned to the Company.  Atna terminated its option on Cerro Negro option in March 2003.  Mining activity has been known in the area since the early 1900’s.  In 1960, the Cerro Negro Property was claimed by ENAMI, and subsequently leased to small miners.  Today, 24 such contracts are in place and small-scale mining of higher-grade material is being carried out.

Celeste was explored in conjunction with exploration on the Cerro Negro property.  The Cerro Negro property fits with the class of deposits referred to as Iron Oxide Copper-Gold deposits.  In the case of Cerro Negro, copper mineralization is associated with magnetite and specularite breccias and vein stockwork systems that occur over a 7 km strike length following a northeast trending splay of the Atacama Fault Zone.

Cominco acquired the Celeste properties and drilled 14,000m, with numerous drill-holes intersecting >1% copper sulphide mineralization on both the northern and southern ends of the ENAMI’s Cerro Negro claims.  Atna drilled 3 holes on the Celeste property in early 2003, prior to dropping its option on Cerro Negro.  Work subsequently was put on hold and the property is being maintained in good standing.

d.

Proposed Exploration Work

No further work is proposed for 2004.

e.

Underground and Surface Plant and Equipment

There is no underground or surface plant on the Celeste property, nor any known body of commercial ore as defined by the U.S. Securities and Exchange Commission standards.

16.

Other Properties

The Company owns several other properties in the Yukon Territory, Nevada and Chile that are at an early stage of exploration.  The Company also conducts research into areas believed to have favourable geology and carries out reconnaissance exploration in target areas where the potential for making significant discoveries is high.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition changes in financial condition, and results of operations, of the Company for each of the years in the three-year period ended December 31, 2003 should be read in conjunction with the financial statements of the Company included in Item 17 - Financial Statements.

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

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

During the 2003 fiscal year, the company incurred a loss of $1,764,935 ($5,273,769 - 2002), resulting in basic and diluted loss per share of $0.08 ($0.24 - 2002).  The loss is inclusive of a write down of $191,267 ($nil - 2002) in Chile’s value-added tax receivable; and a gain of $4,665 (loss of $492,859 – 2002) in assets disposition; $nil ($78,098 - 2002) write-off of the Company’s investment in the VGCG limited partnership; and a write down of $743 ($1,824,956 - 2002) in mineral property costs.  Mineral property write-downs in 2002 included $1,711,723 related to Chilean properties; $52,307 related to Alaskan properties; and $60,925 related to British Columbian properties.

The Company raised a net amount of $2,099,277 ($nil – 2002) in private placement equity financing during the fiscal 2003, by issuing 6,571,000 units at a price of $0.35 per unit.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each one whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months, at a price of $0.45 per share.

Interest and other income for the 2003 fiscal year was $69,167 ($101,209 – 2002).  The reduction in interest and other income was the combined result of the reduced interest rates and lower average balances of cash and cash equivalents.

General and administrative expenses for the 2003 fiscal year decreased to $723,077 ($1,008,644 – 2002).  $175,175 of the 2003 amount related to the termination of employment agreements with three employees who were paid out by the issuance of 761,630 treasury shares.  $378,356 of the 2002 amount related to a one-time severance expense in relation to the termination of four employees.  If the severance expenses were excluded, the general and administrative expenses for the 2003 fiscal year were $547,902 ($630,288 – 2002).  The overall cost of operating decreased primarily due to reorganization that took place in late 2002.  The Company anticipates an increase in 2004 due to the new office space in Vancouver and a new office in Nevada, USA.

During 2003, the Company elected the early adoption of the CICA released amendments to Section 3870, which resulted in a $94,576 (nil $ - 2002) in stock-based compensation expense to the current fiscal year.  The Company previously disclosed stock-based compensation as pro-forma information.

Exploration and business development for the 2003 fiscal year was $717,756 ($1,906,424 – 2002).  The reduction mainly reflects the company’s change in focus from advanced international development projects to early stage exploration for gold in Nevada.  Expenses include the internal allocation of Company salaries based on time spent on this activity, fees charged by outside consultants and engineering firms, and travel expenses related to due diligence activities.  Of the 2002 amount, $1,194,212 incurred in due diligence expenses related to copper prospects in Chile, and $463,643 incurred in due diligence expenses related to a project in Spain, and the balance of $248,569 incurred in general exploration expenses related to other submittal projects in North America.

The Company incurred $694,915 ($1,053,169 – 2002) in deferred exploration and acquisition costs related to properties in Nevada.  Deferred exploration and acquisitions costs were offset by $70,500 received as option payments on Nevada properties in 2003.  Offsets in 2002 totalled $319,774 including $295,402 received from its partner and spent on the Chañarcillo exploration program in Chile.

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

The Company incurred $1,053,169 ($1,059,384 for 2001) in deferred exploration and acquisition costs, which were partially offset by an amount of $7,517 ($183,128 for 2001) in grants received under a Yukon government exploration incentive program, an aggregate of $295,402 ($nil for 2001) was received from Apex Silver Mines Limited and spent on the Chanarcillo exploration program in Chile, and a refund of $16,855 ($nil for 2001) in previously overpaid cash calls was received from its partner in the Wolverine Joint Venture.

The $1,824,956 write-down of mineral properties in 2002 ($3,113 for 2001) related to costs incurred in 2002 and prior years on projects that no longer met the Company's criteria for further exploration. Of the 2002 write-off amount, $1,711,723 related to projects in Chile, $52,307 related to projects in Alaska, U.S., and $60,925 related to projects in British Columbia, Canada.

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

The Company had a net working capital position of $3,704,283 at December 31, 2003, compared to $3,475,682 at December 31, 2002 and $7,868,356 at December 31, 2001.  The Company's current working capital position provides it with sufficient liquidity to meet its 2004 budgeted operating requirements.

At December 31, 2003, the outstanding stock options and share purchase warrants represented a total of 6,863,650 shares.  The majority of the outstanding stock options and share purchase warrants are currently out-of-the-money. The exercise of these securities is completely at the discretion of the holders and the Company has had no indication that any of these securities will be exercised.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The members of the board of directors and officers of the Company as at April 28, 2004 are as follows:

Name and Position in the Registrant	Other Principal Directorships	Principal Business Activities Outside the Company
Glen D. Dickson(1)(2) Chairman and Director	Gold-Ore Resources Ltd., Cumberland Resources Ltd.	Chairman and C.E.O. of Gold-Ore Resources Ltd.
David H. Watkins President, Chief Executive Officer and Director	None	None
William J. Coulter(1)(2) Director	Commander Resources Ltd. (formerly Major General Resources Ltd.)	Chairman of Commander Resources Ltd.
James K.B. Hesketh(1)(2) Director	None	Vice President, RMB Resources (Cayman) Limited
Wilson J. Barbour(1) Director	None	None
William R. Stanley Vice President, Exploration	None	None
Teresa Cheng Secretary & Chief Financial Officer	None	None

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

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

David H. Watkins

Mr. Watkins is an international mining executive with 30 years experience in exploration and development, acquisitions and mergers, and mining operations.  Mr. Watkins was President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining Atna.  Cyprus Amax (recently acquired by Phelps Dodge Corporation) was a U.S. based, Fortune 500, multi-national mining company, which produced copper, molybdenum, gold, lithium, and coal, and had annual revenue of US $3.2 billion.

Mr. Watkins joined Falconbridge Copper Ltd. as an Exploration Geologist in 1977 and became Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska in 1980.  Mr. Watkins was appointed Vice President, Exploration in 1986 and rose to the position of President of Minnova Inc., the successor company to Falconbridge Copper, in 1991.  Minnova was a base metal and gold mining company with five operating underground and open pit mines with 2,000 employees in Quebec, Ontario and British Columbia.  During Mr. Watkins tenure at Minnova, the company experienced rapid growth and achieved a market capitalization of $500 million.

During the early part of his career, Mr. Watkins worked with Newmont Mining and with Noranda as an exploration geologist in various parts of the world, including Australia, Mexico, Ecuador, and Canada.  He graduated with a M.Sc. degree in Geology from Carleton University in Ottawa in 1970 and a B.A. in Geology from Queen's University at Kingston in 1967.

William J. Coulter

Mr. Coulter has over 40 years' of experience in the mineral resource sector.  He has served as founding director, management, and shareholder of numerous junior mining, exploration and hydrocarbon companies, and has extensive experience in financing, mergers and acquisitions.

James K.B. Hesketh

Mr. Hesketh has worked in all aspects of the mining industry over the past 23 years.  He presently works as Vice President of RMB Resources (Cayman) Limited based in Denver.  His role is to improve quality and diversification of the bank's portfolio in the mining industry.  He works on a spectrum of mining projects from gold and base metals to coal and industrial minerals, providing a role in corporate lending, project financing, trading line credits, and syndication.

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

Wilson J. Barbour

Mr. Barbour worked as a senior executive officer with the Noranda organization for 25 years.  He was responsible for the management of investment funds, and gold and currency hedging programs.  From 1987 to 1990, Wilson was CFO of the Hemlo Gold Mines.  Mr. Barbour is presently a consultant to mining companies, where he advises on gold and currency hedging strategies.

William R. Stanley

Mr. Stanley is a mineral exploration geologist with over 25 years experience in the mining industry.  While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led exploration efforts internationally in Mexico, Chile, and New Zealand.   He holds a Bachelor of Science degree in Geology, from Central Washington University, a Master of Business Administration from Arizona State University, and is a licensed professional geologist in the State of Washington, USA.  Mr. Stanley joined the Company on January 24, 2004.

Mr. Stanley held increasing levels of responsibility with Homestake Mining Company from 1979 through 1993 and was responsible for several gold deposit discoveries, two of which were commercially viable and placed into production by Homestake.  From 1993 through 2000, he was employed by Cyprus Amax Minerals Company as its United States Exploration Manager where he was responsible for exploration in the Great Basin, Alaska, and Mexico.  Immediately prior to joining the Company, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms.

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

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(3) granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compen- sation ($)
Peter R. DeLancey (11) Director and Chief Geologist	2003	49,846	Nil	Nil	200,000(7)	Nil	Nil	67,268(8)
David H. Watkins President, Chief Executive Officer and Director	2003	138,333	Nil	Nil	500,000(7)	Nil	Nil	56,427(9)
William J. Coulter Director	2003	n/a	Nil	Nil	125,000(7)	Nil	Nil	n/a
James K.B. Hesketh Director	2003	n/a	Nil	Nil	25,000(7)	Nil	Nil	n/a
Glen D. Dickson Chairman and Director	2003	n/a	Nil	Nil	25,000(7)	Nil	Nil	n/a
Wilson J. Barbour Director	2003	n/a	Nil	Nil	150,000(6)	Nil	Nil	n/a
Michael Williams(11) Vice President	2003	72,000	Nil	Nil	100,000(7)	Nil	Nil	n/a
Robert J. McLeod(11) VP Exploration	2003	72,000	Nil	Nil	100,000(5) 100,000(7)	Nil	Nil	n/a
Teresa Cheng Secretary & Chief Financial Officer	2003	72,000	Nil	Nil	175,000(7)	Nil	Nil	52,822(10)

Notes:

(1)

Financial year for the period January 1 to December 31.

(2)

Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(3)

Stock appreciation rights.

(4)

Long-term incentive plan.

(5)

The Stock Options are exercisable at a price of $0.29 per share prior to February 6, 2006.

(6)

The Stock Options are exercisable at a price of $0.23 per share prior to June 2, 2006.

(7)

The Stock Options are exercisable at a price of $0.25 per share prior to June 16, 2006.

(8)

The parties agreed to terminate an employment agreement between the Company and Mr. DeLancey by paying one-third of the severance payment set out in the agreement.  The payment was term life insurance in the amount of $432 and 290,590 shares at $0.23 per share.

(9)

The parties agreed to terminate an employment agreement between the Company and Mr. Watkins by paying one-third of the severance payment set out in the agreement.  The payment was term life insurance in the amount of $910 and 241,380 shares at $0.23 per share.

(10)

The parties agreed to terminate an employment agreement between the Company and Ms. Cheng by paying one-third of the severance payment set out in the agreement.  The payment was term life insurance in the amount of $619 and 229,660 shares at $0.23 per share.

(11)

Resigned as director, officers or employees of the Company.

No part of this compensation was paid pursuant to a material bonus or profit sharing plan.  There was no amount set aside for a pension, retirement or similar benefits plans for any director or officer.

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

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not.  Management proposes to determine the number of directors comprising the Board of Directors at five and the approval of the shareholders is therefore being sought at the Company’s next Annual and Extraordinary General Meeting to be held on May 13, 2004.

Election of Directors

The Company's Board of Directors presently has five members.  At the Company’s next Annual and Extraordinary General Meeting to be held on May 13, 2004, at least, one director is to be elected, to hold office for the term expiring at the Annual General Meeting in 2007 or until their successors are duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The terms of office of the other four directors who are not nominees for election expire at the Annual General Meetings in 2005 and 2006, respectively.

The information in the following table has been provided by the respective directors:

Name, Country of Ordinary Residence	Present principal Occupation, business or employment and, if not elected a director by a vote of security holders, occupation, business or employment during the past 5 years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Nominees for Election – Directors whose terms of office will expire at the Annual General Meeting in 2007
David H. Watkins Canada	President, Chief Executive Officer and Director of the Company	President and Chief Executive Officer, Mar.22/2000 to date	591,380
Directors whose terms of office will expire at the Annual General Meeting in 2006
Glen D. Dickson (4)(5) Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd., Nov./2002 to date;	Chairman and Director, Dec.05/2002 to date	30,000
Wilson J. Barbour(4) Canada	Independent Financial Consultant	Director, May 20/2003 to date	75,000
Directors whose terms of office will expire at the Annual General Meeting in 2005
William J. Coulter(4)(5) Canada	Chairman and Chief Executive Officer, Commander Resources Ltd., Feb./2004 to date;	Director, Jun.01/1984 to date	334,875(6)
James K.B. Hesketh(4)(5) United States	Vice-President, RMB Resources (Cayman) Limited, Jan./2004 to date	Director, Sep.20/2001 to date	Nil

(1)

For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2)

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3)

Securities beneficially owned by directors are based on information furnished to the Company by the nominees.

(4)

Member of Audit Committee.

(5)

Member of the Compensation Committee.

(6)

79,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

2.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the Financial Period, there were no employment contracts between the Company and any of its subsidiaries and its senior management and there were no compensatory plans or arrangements, including payments to be received from the Company or any of its subsidiaries, with respect to its senior management save and except as set forth below:

The Company entered into Termination Letters, dated January 17, 2003, with each of Peter R. DeLancey, David H. Watkins and Teresa Cheng (collectively the “Employees”) which provided that the Company pay 30% of the current cash severance payment of $175,175 in the form of 761,630 shares at a deemed price of $0.23 per share, representing the closing price of the Company’s shares on May 30, 2003 with respect to employment agreements entered into with each of the aforesaid persons.

The Employees accepted termination letters, dated January 21, 2003, as amended May 30, 2003, (the “Acceptance Letters”), and the subject shares were issued on June 2, 2003.

3.

Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee.  These committees are comprised entirely of unrelated directors.  The Board has adopted a charter with respect to its Audit and Compensation Committees and a Code of Ethics for Officers, as more fully set forth below:

1.

Audit Committee Charter

Purpose

A.

The Committee serves as the representative of the Board for the general oversight of the Company’s affairs relating to:

●

the internal controls and management information systems of the Company

●

the quality and integrity of the Company’s financial statements

●

the Company’s compliance with legal and regulatory requirements

●

the auditor’s qualifications and independence; and

●

the performance of the Company’s internal audit function and auditors.

B.

Through its activities, the Committee facilitates open communication among directors, auditors and management by meeting in private sessions regularly with these parties.

C.

The Committee also provides oversight regarding significant financial matters, including borrowing, currency exposure, dividends, share issuance and repurchases, and the financial aspects of the Company’s benefit plans.

Committee Membership

The Audit Committee of the Board of Directors (the “Board”) shall consist of at least three directors.  Each member of the Audit Committee shall meet the listing standards relating to independence of the Toronto Stock Exchange (the “Exchange”) and all other applicable regulatory authorities.  Under the Sarbanes-Oxley Act, at least one member of the Committee must be a “financial expert”, whose qualifications include financial literacy, independence and accounting or related financial expertise.  The Audit Committee shall report to the Board.  A majority of the members of the Committee shall constitute a quorum.  The members of the Audit Committee shall be appointed and replaced by the Board.

Meetings and Procedures

A.

The Audit Committee shall convene at least four times a year.

B.

It shall endeavor to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

Responsibilities

The Audit Committee shall:

1.

Have the sole authority to select, compensate, oversee, evaluate and, where appropriate, replace the auditor.

2.

Annually review the management arrangements for the Company.

3.

Annually review and approve the proposed scope of each fiscal year’s internal and outside audit at the beginning of each new fiscal year.

4.

Review and approve any audit and non-audit services and fees to be provided by the Company’s auditor.

5.

At, or shortly after the end of each fiscal year, review with the auditor and management, the audited financial statements and related opinion and costs of the audit of that year.

6.

Review funding and investment policies, implementation of funding policies and investment performance of the Company’s benefit plans.

7.

Provide any recommendations, certifications and reports that may be required by the Exchange or applicable regulatory authorities including the report of the Audit Committee that must be included in the Company’s annual proxy statement.

8.

Review and discuss the annual audited financial statements and quarterly financial statements with management and the auditor.

9.

Have the authority to engage independent counsel and other advisers as it determines necessary to carryout its duties.  The company shall provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of compensation to any advisers employed by the Audit committee and to the auditor employed by the Company for the purpose of rendering or issuing an audit report.

10.

Discuss with management and the auditor the Company’s policies with respect to risk assessment and risk management.

11.

Meet separately, periodically, with management and the auditor.

12.

In consultation with the auditor and management, review the integrity of the Company’s financial reporting process.

13.

Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

14.

Review with the auditor:

(a)

any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the auditor’s activities or on access to requested information, and any significant disagreements with management; and

(b)

management’s responses to such matters.

15.

Review and discuss with the auditor the responsibility, budget and staffing of the Company’s internal audit function.

16.

Report regularly to the Board.  Such report to the Board may take the form of an oral report by the Chairman or any other member of the Audit Committee designated by the Audit Committee to make such report.

17.

Perform a review and evaluation, at least annually, of the performance of the Audit committee.  In addition, the Audit Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Audit Committee considers necessary or valuable.  The Audit Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

2.

Compensation Committee Charter

Purpose

The Compensation Committee is appointed by the Board to discharge the Board’s responsibilities relating to compensation to the Company’s executive.  The Compensation Committee has overall responsibility for approving and evaluation the management, the compensation plans, policies and programs of the Company.  The Compensation Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement, in accordance with applicable rules and regulations.

Committee Membership

The Compensation Committee shall consist of no fewer than three members, each of whom shall be a director of the Company.  Each member of the Compensation Committee shall meet the listing standards relating to independence of The Toronto Stock Exchange and all other applicable regulatory authorities.  The Compensation Committee shall report to the Board.  A majority of the members of the Compensation Committee shall constitute a quorum.  The members of the Compensation Committee shall be appointed and replaced by the Board.

Committee Authority and Responsibilities

1.

The Compensation Committee shall annually review and approve corporate goals and objectives relevant to compensation, evaluate management’s performance in light of those goals and objectives, and determine management’s compensation levels based on this evaluation.  In determining the long-term incentive component of management compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the value of similar incentive awards to management at comparable companies, the awards given to management in past years, and other factors it deems appropriate.

2.

The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of management compensation and shall have sole authority to approve the consultant’s fees and other retention terms, all at the Company’s expense.

3.

The Compensation Committee shall annually review and determine the compensation of management, including incentive-compensation plans and equity-based plans.

4.

The Compensation Committee shall annually review and approve, for management of the Company:

(a)

the annual base salary level;

(b)

the annual incentive opportunity level;

(c)

the long-term incentive opportunity level;

(d)

the terms of any employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate; and

(e)

any special or supplemental benefits.

5.

The terms of any employment agreements or contracts, including those for new hire, temporary employees or consultants, should be reviewed and approved by the Compensation Committee.

6.

The Compensation Committee may form and delegate authority to subcommittees, when appropriate.

7.

The Compensation Committee shall make regular reports to the Board.

8.

The Compensation Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.  The Compensation Committee shall annually evaluate its own performance.

9.

The Compensation Committee, and each member of the Compensation Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by:

(a)

officers and other employees of the Company, whom such member believes to be reliable and competent in the matters presented; and

(b)

counsel, public accountants or other persons as to matters, which the member believes to be within the professional competence of such person.

D.

Employees

During the fiscal year ended December 31, 2003, the Company had two part-time and four full-time employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons:

Name	# of Common Shares held at April 13, 2004	# of Stock Options	# of Warrants	Exercise Price	Expiry Date
David Watkins	591,380 - -	- 500,000 100,000	300,000 - -	$0.74 $0.25 $0.325	April 20/2005 June 16/2006 April 20/2007
William Coulter	334,875(1) - - -	- 20,000 125,000 50,000	50,000 - - -	$0.74 $0.22 $0.25 $0.325	April 20/2005 Dec. 5/2005 June 16/2006 April 20/2007
James Hesketh	- - - -	50,000 50,000 25,000 50,000	- - - -	$0.34 $0.22 $0.25 $0.325	Sept. 20/2004 Dec. 5/2005 June 16/2006 April 20/2007
Glen D. Dickson	30,000 - -	225,000 25,000 50,000	- - -	$0.22 $0.25 $0.325	Dec. 5/2005 June 16/2006 April 20/2007
Wilson J. Barbour	75,000 -	75,000 50,000	- -	$0.23 $0.325	June 2/2006 April 20/2007
Teresa Cheng	175,060 - -	- 175,000 50,000	20,000 - -	$0.74 $0.25 $0.325	April 20/2005 June 16/2006 April 20/2007

(1)

79,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William Coulter.

Incentive Stock Options Plan

The Company adopted an Employee Incentive Stock Options Plan (the “Plan”) at the Annual General Meeting held on April 12, 1996, as amended at the Annual General Meeting held on June 16, 2000, the Annual and Extraordinary General Meeting held on June 8, 2001, and the Annual and Extraordinary General Meeting held on May 20, 2003, where under up to a total of 3,934,000 common shares may be allocated and reserved for option. As of the date hereof, 2,955,500 common shares have been granted under the Existing Plan so that 978,500 common shares are available for option under the Plan.

The Plan complies with the rules set forth for such plans by The Toronto Stock Exchange (the “Exchange”) and provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company.  The stock options are issued at the discretion of the Board of Directors.  The exercise price must not be lower than the “market price” of the common shares on the Exchange at the time of grant.  In the context of the Plan, “market price” means the closing price of the Company's shares on the Exchange at the close of trading which immediately preceded the time that the option was granted.  If the shares of the Company do not trade on such day, the “market price” shall be the average of the bid and the ask prices on the previous trading day.

The Plan also provides for a maximum term of ten years for all options.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares.  The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry.  It is the view of management that the Plan is a significant incentive for the directors, officers and employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and senior officers of the Company, there is no person beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

B.

Related Party Transactions

There were no related party transactions for the last fiscal year.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited financial statements of the Company for the fiscal years ended December 31, 2003, 2002 and 2001.  The financial statements are accompanied by auditors' reports and related notes.  See “Item 17. Financial Statements”.

Legal Proceedings

Atna Resources Ltd. has assigned its full interest in the Jarbidge claims to Atna Resources Inc. (ARI), its wholly owned Nevada subsidiary.  ARI has been joined to a lawsuit pending in the Fourth Judicial District Court of Elko County, Nevada.  The Plaintiff is the underlying owner of the Jarbidge claims, which are held under option by ARI.  The action seeks to condemn a right of way on an existing road across certain patented claims to provide access to the mineral claims held under option by ARI.  ARI is pursuing the action as well as exploring alternate means to settle the litigation.  The Management of the Company believes that the lawsuit has no significant effects on the Company’s financial position.

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

1999

$1.08

$0.50

2000

0.85

0.375

2001

0.59

0.24

2002

0.51

0.19

2003

0.62

0.21

b.

For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

High

Low

Fiscal 2002

First Quarter, ended 03/31/02

$0.39

$0.26

Second Quarter, ended 06/30/02

0.51

0.30

Third Quarter, ended 09/30/02

0.34

0.25

Fourth Quarter, ended 12/31/02

0.34

0.19

Fiscal 2003

First Quarter, ended 03/31/03

$0.33

$0.23

Second Quarter, ended 06/30/03

0.285

0.21

Third Quarter, ended 09/30/03

0.41

0.24

Fourth Quarter, ended 12/31/03

0.62

0.34

Fiscal 2004

First Quarter, ended 03/31/04

$0.59

$0.46

c.

For the most recent six months: the high and low market prices for each month:

High

Low

October 2003

$0.48

$0.34

November 2003

0.60

0.40

December 2003

0.62

0.47

January 2004

0.59

0.46

February 2004

0.52

0.43

March 2004

0.55

0.40

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

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

At the Company’s last Annual and Extraordinary General Meeting held on May 20, 2003, the shareholders approved a special resolution, altering and increasing the authorized share capital from 100,000,000 Common Shares without par value to 150,000,000 Shares, divided into 100,000,000 Common Shares without par value and 50,000,000 Preferred Shares without par value, having attached thereto the Special Rights and Restrictions as set forth in the Articles of the Company.

The general effect of the alteration of the capital of the Company was the creation of 50,000,000 Preferred Shares without par value, having attached thereto Special Rights and Restrictions.  Briefly, the special rights and restrictions to be attached to the Preferred shares would grant to the holders of such shares the right to receive dividends in priority to the holders of the Common Shares, to priority on the winding up of the Company and, in respect of any particular series of Preferred Shares, voting, redemption, purchase, repayment of capital and voting rights, as determined by the directors by resolution in creating such series.

The purpose of the alteration of share capital is to provide the Company with suitable and sufficient authorized capital to offer the Company increased flexibility in raising financing through equity capital.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2003	Outstanding as at March 31, 2004
Common Shares	100,000,000	$36,524,790 (30,194,667 shares)	$36,603,790 (30,464,667 shares)
Preferred Shares	50,000,000	Nil	Nil

As at April 28, 2004 the Company had outstanding stock options to purchase a total of 2,265,000 common shares, exercisable at prices ranging from $0.22 to $0.50 per share prior to April 20, 2007 and share purchase warrants to purchase a total of 5,183,650 common shares, exercisable at prices ranging from $0.43 to $0.74 per share prior to April 19, 2005.

The following table sets out a history of the Company's share capital for the three most recently completed fiscal years to the date of this document:

	2003			2002		2001
	Number of			Number of		Number of
	Shares	Amount		Shares	Amount	Shares	Amount

Opening balance	21,757,037	$34,051,138		21,757,037	$34,051,138	21,108,557	$33,746,353
Issued for:
Private placement	6,976,000	2,099,227	*	-	-	-	-
Purchase of marketable securities	-	-		-	-	648,480	304,785
Exercise of stock options	400,000	99,250		-	-	-	-
Property	300,000	99,950		-	-	-	-
Severance settlement	761,630	175,175		-	-	-	-

Closing balance	30,194,667	$36,524,790		21,757,037	$34,051,138	21,757,037	$34,051,138

B.

Memorandum and Articles of Association

The Company was incorporated as Atna Resources Ltd. under the Province of British Columbia Company Act by registration of a Memorandum and Articles.  On April 12, 1996, the Company adopted a revised Memorandum pursuant to which the authorized capital was increased from 20,000,000 to 100,000,000 common shares. On May 20, 2003, the Company adopted a revised Memorandum pursuant to which the authorized capital was altered and increased 150,000,000 Shares, divided into 100,000,000 Common Shares without par value and 50,000,000 Preferred Shares without par value.  The said Common and Preferred Shares shall have attached thereto the Special Rights and Restrictions as set forth in the Articles of the Company.   A copy of the Memorandum, as altered, is filed as an exhibit to this annual report.

C.

Material Contracts

The following is a chronological summary of all material mineral property acquisitions and dispositions by the Company for the two years immediately preceding publication of this document.

2002

Pursuant to an option agreement dated March 4, 2002 with Empresa Nacional de Mineria (“ENAMI”) and an assignment agreement of the same date with Companía Contractual Mineria Ojos Del Salado (Phelps Dodge), the company acquired an option to earn 100% interest in the Cerro Negro property, a copper oxide deposit in northern Chile, subject to a sliding scale Net Smelter Return or Operating Margin Royalty, by paying an aggregate of US$6,750,000 (US$125,000 paid) and incurring an aggregate of US$2,500,000 (US$356,660 spent to December 31, 2002) in exploration expenses prior to March 4, 2007.  Purchase Payments will be deferred for the period of time that copper remains below US$0.73/lb for 30 consecutive days or more in the period from the end of year 2 through to the end of year 5.  There are also agreements between ENAMI, the Company and each mining leaseholder, to buy out ENAMI mining leases from up to 24 Pirquenero operations, if they interfere with development plans, at a price of US$50,000/lease.  ENAMI may cancel some of these leases prior to exercising this buy-out.  The Company has a commitment to initiate Commercial Production before March 4, 2007.  Initiation of Commercial Production may be deferred by the period of time that the price of copper is below US$0.73 during the five-year option phase.  The Company has a one time right to extend the option phase by up to 3 years by making Advance Royalty Payments of US$100,000, US$200,000 and US$300,000 with each consecutive year of deferral.  Agreements were subsequently, terminated by the Company in 2003.

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

The Company signed a Memorandum of Understanding with Navan Mining Plc. (Navan) on August 6, 2002 whereby the Company had the right to conduct a due diligence review of Navan’s operations in Spain.  Under the terms of the Memorandum of Understanding, the Company purchased shares of Navan for an amount equal to Navan’s operating costs in Spain during the due diligence period, which was equivalent to Cdn$454,860.  The Company’s assessment indicated that Navan’s assets would not satisfy the Company’s criteria for further involvement.  The agreement was subsequently, terminated by the Company in 2002.  The listing of Navan’s shares on both London and Irish Stock Exchanges was suspended in December 2002 and the Company has written-off its total investment in Navan shares at December 31, 2002.

The Company entered into an agreement with RMIC Gold (RMIC) on October 7, 2002 whereby the Company acquired an option to earn up to a 100% interest, subject to a 3% NSR (uncapped), in the Triple Junction and Dixie Fork properties in Elko County, Nevada, by paying an aggregate of US$35,000 (US$35,000 paid) in cash and issuing 100,000 common shares (issued) to RMIC prior to October 7, 2003.  RMIC is entitled to receive 5% of any cash proceeds received by the Company, to a maximum of US$500,000, in the event that the Company transfers any part of its interest in the property to any arm’s length third party.  The Company exercised its option and earned a 100% interest during 2003.

The Company entered into an agreement with Carl Pescio (“Pescio”) on November 7, 2002 whereby the Company obtained an option to acquire a 100% interest in the Golden Cloud property in Elko County, Nevada, subject to a 3% royalty on gold revenue, less US$15 per realized ounce.  To exercise the option, the Company has to pay Pescio an aggregate of US$80,000 (US$20,000 paid) in cash, allot and issue to Pescio up to 150,000 common shares (50,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005.  Following the exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production.  The Golden Cloud property is subject to a Finders Agreement between the Company and Richard Redfern (Redfern) dated October 8, 2002, whereby the Company agreed to pay Redfern a finder’s fee in an amount equal to 5% of the first US$500,000 of all expenditures and payments made by the Company and thereafter 3% of all expenditures and payments that are in excess of US$500,000 during the 2 year period from date of execution of acquisition agreements.

The Company entered into an agreement with Carl Pescio (“Pescio”) on November 7, 2002 whereby the Company obtained an option to acquire a 100% interest in the Beowawe property in Lander and Eureka Counties, Nevada, subject to a 3% royalty on gold revenue, less US$15 per realized ounce.  To exercise the option, the Company has to pay Pescio an aggregate of US$80,000 (US$40,000 paid) in cash, allot and issue to Pescio up to 150,000 common shares (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005.  Following the exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production.  The Beowawe property is subject to a Finders Agreement between the Company and Richard Redfern (Redfern) dated October 8, 2002, whereby the Company agreed to pay Redfern a finder’s fee in an amount equal to 5% of the first US$500,000 of all expenditures and payments made by the Company and thereafter 3% of all expenditures and payments that are in excess of US$500,000 during the 2 year period from date of execution of acquisition agreements.

2003

The Company entered into an agreement with Anthony Eng (Eng) on March 11, 2003 whereby the Company acquired an option to earn up to a 100% interest in the Clover property in Elko County, Nevada, subject to a 3% NSR (uncapped), which can be purchased for US$1,000,000 per percentage point, by paying an aggregate of US$305,000 (US$50,000 paid) in cash over 7.5 years. In addition, the Company agreed to retain the vendor as an independent consultant to perform services on the property at a daily rate of US$400 for at least 10 days per year during the first two years.  The Clover property is subject to a Finders Agreement between the Company and Clancy Wendt (“Wendt”) dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay Wendt a finder’s fee of $5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production.  The Finder’s fee is capped at a maximum of US$500,000.

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

In an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest in the Sno property in Elko County, Nevada, subject to a 3% royalty on gold revenue.  To exercise the option, the Company has to pay an aggregate of US$295,000 (US$15,000 paid) in cash prior to April 10, 2008, allot and issuing 50,000 common shares (issued) to the Optionor upon the acceptance of notice of the agreement by the Toronto Stock Exchange, and carry out a 2,000m of exploratory drilling prior to April 10, 2006.  Following the exercise of the Option, the Company shall make additional US$100,000 cash payments to the Optioner on or before April 10, 2009 and on each subsequent year until the Commencement of Commercial Production.

In an agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty.  The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production.  The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

The Company entered into a letter agreement dated June 5, 2003 with Southern Rio Resources Ltd. (SRIO) whereby SRIO could acquire a 100% interest on the Uduk property, subject to a 3% NSR, by issuing to the Company 150,000 common shares of SRIO (received) of which 37,500 shares were subsequently assigned by the Company as a finder=s fee.

In an agreement effective July 1, 2003, the Company obtained an exclusive lease and right to purchase a 100% interest in the Coal Canyon property, Nevada, USA, subject to a 3% NSR royalty, for a purchase price of US$200,000.  The lease agreement requires the Company to pay rental payments of US$5,000 (paid) on execution of the agreement, US$10,000 and US$20,000 respectively, for the first two years and US$25,000 on each subsequent anniversary.  The rental payments are to be credited against the purchase price.

The Company entered into an agreement dated August 15, 2003 with Newmont USA Limited (Newmont), a subsidiary of Newmont Mining Corporation, whereby Newmont can earn a 51% interest in the Company=s Clover Property by incurring an aggregate of US$2,500,000 in exploration expenditures and paying to the Company an aggregate of US$195,000 (US$25,000 received) prior to November 1, 2010, and by making additional annual cash payments of US$75,000 thereafter until production.  This agreement was terminated in 2004.

The Company entered into an agreement dated August 22, 2003 with Great Basin Gold Ltd. (GBG) whereby GBG can earn a 70% interest in the Company’s Golden Cloud property by paying the Company an aggregate of US$400,000 (US$25,000 received) and incurring an aggregate of US$2,500,000 in exploration expenditures prior to August 22, 2008, and by assuming all option and underlying property maintenance payments.

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada by paying a total of US$600,000 (US$10,000 paid) to the Optioner by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 by December 5, 2006.  The property is subject to NSRs ranging from 1.5-2.5%.

The Company entered into an agreement dated December 23, 2003 with Pacific Ridge Exploration Ltd. (Pacific) whereby Pacific can earn a 60% interest in the Sno property by incurring minimum expenditures of US$2,000,000 and making payments to the underlying Optioner totalling US$180,000 by April 10, 2007 and issuing to the Company an aggregate of 1,000,000 shares (100,000 shares received) of Pacific by December 31, 2007.

2004

By an agreement dated January 17, 2004 the Company acquired a 100% interest in 25 Searchlight claims located in Clark County, Nevada by issuing 30,000 common shares of the Company.

The Company entered into a letter agreement with Grandcru Resources Corp. (Grandcru) whereby Grandcru can earn up to a 55% interest in the Company’s Clover project by issuing an aggregate of 1,000,000 common shares to the Company by June 1, 2007, incurring aggregate exploration expenditures of Cdn$2,500,000 by June 1, 2008. Grandcru may then earn an additional 15% interest by completing a bankable feasibility study on the property.

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

Under Article X of the Convention, dividends paid by Canadian corporations to non-resident U.S shareholders are subject to a withholding tax of 15%.  The rate of withholding tax on dividends is reduced to 5% if the beneficial owner is a U.S company, which owns at least 10% of the voting stock of the company paying the dividend.

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

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the shareholder’s tax basis in the common stock.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, any unused portion of such net capital loss may, be carried over to be used in later tax years until net capital loss is thereby exhausted.  For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”).  It is unlikely that the Company meets the definition of a “foreign personal holding company” a (“FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company’s income consisted of a certain interest, dividend or other enumerated types of income, then the Company would be a FPHC.  If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company’s Common Shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC.  The Company has not provided assurances that it has not been and does not expected to become a PFIC.  Please note that the application of the PFIC provisions of the Code to mining companies is somewhat unclear.

If the Company were to be PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company’s income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

F.

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statement by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Documents referred to in this Annual Report may be inspected at the head office of the Company at Suite 510 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8 or the Company's registered office at Suite 1040 - 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2 during normal business hours.

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

#

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

General

The rights have been issued pursuant to a shareholder rights plan agreement dated February 12, 2001 between the Company and Pacific Corporate Trust Company as the rights agent.  Each right will entitle the holder to purchase from the Company one Common Share at the exercise price of $30 per share, subject to adjustments, at any time after the separation time (defined below).  However, if a flip-in event (defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, Common Shares having a market value equal to two times the exercise price.  The rights are non-exercisable until the separation time.

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

Flip-in Event

A "flip-in event" will, in general terms, occur when a person becomes an acquiring person.  Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two times the exercise price.  However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void.  The term "beneficial ownership" is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

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

(c)

Voting shares may be tendered at any time during such 60-day period and may be withdrawn until taken up and paid for.

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

ITEM 16.

AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

A.

Audit Committee Financial Expert

The Company’s audit committee consists of four unrelated independent directors.  Each is experienced in analyzing and evaluating financial statements, has an understanding of internal controls and procedures for financial reporting, and has an understanding of audit committee functions.  Each member has acquired such attributes through their experiences in a number of public companies where they have overseen and actively supervised principal financial officers, principal accounting officers, controllers, public accountants, auditors and persons performing similar function.  They have assessed the performance of companies with respect to the preparation, auditing and evaluation of financial statements.

B.

Code of Ethics

The Company recently adopted a code of ethics that applies to all the Company’s Officers, including the Chief Executive Officer and the Chief Financial Officer.  A copy of the code of ethics is filed as an exhibit to this annual report.

#

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit 1

Financial Statements filed as part of the annual report:

(i)

Auditors' Report.

(ii)

Consolidated Balance Sheets as at December 31, 2003 and 2002.

(iii)

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001.

(iv)

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

(v)

Notes to the Consolidated Financial Statements.

Exhibit 2

Code of Ethics.

Exhibit 3

Altered Memorandum - May 20, 2003.

#

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

Atna Resources Ltd.

/s/ David H. Watkins

____________________________________

David H. Watkins

President & Chief Executive Officer

Date: April 29, 2004

#