Form 20-F
period 2004-12-31
ATNA RESOURCES LTD
filed 2005-04-05
CIK 1041548

U.S. SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _________________

Commission File Number: 0-29336

ATNA RESOURCES LTD.

(Exact name of registrant as specified in its charter)

Province of British Columbia (Canada)

(Jurisdiction of incorporation or organization)

510 — 510 Burrard Street

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

                    None

I

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

      Title of Each Class                                         Issued and Outstanding as at March 1, 2005

        Common Shares without par value                     39,032,122

        Preferred Shares without par value                     Nil

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

II

i

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

ITEM 3.         KEY INFORMATION

A.        Selected Financial Data

The following table summarizes certain financial information, which is derived from and should be read in conjunction with the audited consolidated financial statements included elsewhere herein. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Atna Resources, Inc., incorporated in the State of Nevada, U.S.A. and Minera Atna Chile Limitada, incorporated in Chile. The audited financial statements have been prepared in accordance with Generally Accepted Accounting Practices (`GAAP') in Canada and conform in all material respects with accounting principles generally accepted in the U.S.A. except as stated in Note 13 of the notes thereto. The following information should be read in conjunction with these financial statements and notes thereto, included in Item 19 of this report. All monetary data herein is stated in Canadian dollars. See Exchange Rates Data in this section.

	Year ended	Year ended	Year ended	Year ended	Year ended
	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00
	$	$	$	$	$

Interest income	115,315	65,167	97,209	510,138	571,709

Other income	4,000	4,000	4,000	6,000	2,000

Operating revenue	Nil	Nil	Nil	Nil	Nil

Net Loss	4,222,611	1,764,935	5,273,769	1,995,641	2,714,984

Net Loss per common share	0.14	0.08	0.24	0.09	0.13

Total Assets	14,258,164	13,547,416	13,031,685	18,142,690	19,777,648

Long-term Debt	Nil	Nil	Nil	Nil	Nil

Net Assets	13,586,976	13,482,199	12,678,906	17,952,675	19,643,531

Capital Stock	40,795,561	36,524,790	34,051,138	34,051,138	33,746,353

Cash dividends per common	Nil	Nil	Nil	Nil	Nil
share

Number of shares	38,950,872	30,194,667	21,757,037	21,757,037	21,108,557

Note: (1)	U.S. readers should refer to Note 13 of the audited consolidated financial statements contained in this report for an explanation of the material differences between Canadian and U.S. generally accepted accounting principles, and a presentation of figures derived by a hypothetical application of U.S. accounting principles to those financial statements.

(2)	Loss per share has been calculated using the weighted-average number of common shares outstanding during the period.

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

As at March 1, 2005, the noon rate as quoted by Bank of Canada was Cdn$1.2429 equals US $1.00.

The following table sets out the high and low exchange rates for each month during the previous six months.

	High for Period	Low for Period

February 2005	1.2584	1.2241
January 2005	1.2470	1.1970
December 2004	1.2407	1.1796
November 2004	1.2224	1.1746
October 2004	1.2755	1.2172
September 2004	1.3140	1.2592

The following table sets forth the average exchanges rates for the past five years, expressed as Canadian dollars per U.S. dollars.

Year	Average

2000	1.4852
2001	1.5484
2002	1.5703
2003	1.4015
2004	1.3015

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

Precious and Base Metal Price Fluctuations

The profitability of the Company’s operations is dependent upon the market price of certain precious and base metals. The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the investment not retaining its value.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Exploration and Development

There is no known body of commercial ore on the Company’s mineral properties. Development of the Company’s properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties explored ultimately are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

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

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of reserves and mineralization may vary depending on metal prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties unknown to the Company at present, which have been caused by previous or existing owners or operator of the properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive at all phases, and the Company competes with many companies possessing greater financial resources and technical facilities. Competition in the mining business could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

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

Cash Flow

The Company has no source of operating cash flow to fund all of its exploration and development projects. Any further significant work would likely require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in certain properties.

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

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest in Canada and the U.S., there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which its holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native  land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Yukon Territory than they are in British Columbia, and none of the Company’s properties in the Yukon Territory cover areas where the Federal Crown proposes to transfer mineral rights to the First Nations. However, there is no guarantee that this will not change before settlements are finalized. Mineral claim title in Chile is less certain than in Canada and the U.S. The Chilean government makes no effort to establish true claim ownership and allows recording of claims that may be layered on top of pre-existing claims. An underlying claim may or may not lapse with non-payment of taxes. As a result, establishing certainty of claim ownership is a difficult procedure and there is no guarantee that claims the Company acquires in Chile will not be challenged or impugned.

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

ITEM 4.             INFORMATION ON THE COMPANY

A.         History and Development of the Company

Atna Resources Ltd. was incorporated under the Company Act (British Columbia) on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995.

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

The Company formed Atna Cayman Ltd. (the “Cayman Island Subsidiary”), a wholly owned subsidiary, to act as an intermediate holding company for the Company in holding all of the shares of its Chilean subsidiary company and to act as the vehicle for arranging international commercial bank finance for the development of the Chilean company’s copper mining properties in Chile. The Cayman Islands Subsidiary was incorporated under the laws of Cayman Islands on June 22, 2001, and the principal office is located at Queensgate House, South Church Street, P.O. Box 1234, George Town in the Island of Grand Cayman, Cayman Islands. Subsequently, Atna Cayman Ltd. was wound up in 2004 and ceases to exist.

Unless the context otherwise requires, the term “Company” in this report means Atna Resources Ltd. together with its U.S. and Chile subsidiaries.

The head office of the Company is located at 510-510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. The address of the registered and records offices of the Company is 1040 — 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2.

B.         Business Overview

Atna Resources Ltd. commenced operations in 1984. The Company is a mineral resource exploration company engaged primarily in the business of acquiring and exploring resource properties with a particular focus on base and precious metal deposits. During the period from 2000 to late 2002, the Company was focused on exploring advanced staged copper properties in Chile with the potential to generate near term profit and cash flow, and also on various precious metal exploration prospects. Since September 2002, the Company re-emphasized gold exploration projects and initiated a work program in Nevada. The Company has interests in properties in Canada (British Columbia and Yukon Territory), in the United States (Arizona and Nevada), and in South America (Chile). The Company’s properties are currently at an “exploration stage”. The Company’s properties are not subject to any mortgages and management is not aware of any encumbrances on any property.

C.         Organizational Structure

The Company owns all of the issued and outstanding shares of the common stock of Atna Resources, Inc., U.S.A., a Nevada corporation.

The Company owns 99.999% of the issued and outstanding shares of the common stock of Minera Atna Chile Limitada, a Chilean corporation.

D.         Property, Plant and Equipment

1.         Pinson Mine Property, Humboldt County, Nevada.

a.         Terms of Acquisition

The Company entered into in an agreement effective August 12, 2004, with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation), whereby the Company may acquire up to 100% interest in the Pinson Mine Property. The Company may acquire an initial 70% interest in the Pinson Property by spending US$12 million over 4 years with a commitment to spend US$1.5 million in the first year. Upon The Company’s vesting with a 70% interest in the project and delivering a preliminary feasibility study, Pinson may elect to:

1) Back-in to a 70% interest by spending an additional US$30 million on the project over a 3-year period, OR

2) Form a 70:30 joint venture, with the Company holding a 70% interest as Operator and each party contributing its share of further expenditures, OR

3) Offer to sell its remaining 30% interest to the Company for US$15 million, thus bringing the Company’s interest in the project to 100%.

b.          Location, Size, and Access.

The Pinson Mine property is located in Humboldt County, Nevada about 30 miles east of Winnemucca. It is accessible by an all weather road leading about 10 miles north of the Golconda Exit from Interstate Highway 80. within the Getchell Gold Belt in north-central Nevada

c.          History and Previous Exploration

The Pinson Mine property is located at the north end of the Battle Mountain – Eureka/Cortez trend where it intersects the Getchell trend. The area is prolifically mineralized with well over 24 million ounces of gold from past production and resources reported from the Getchell, Turquoise Ridge, Twin Creeks, Lone Tree and Pinson operations. The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged, Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone, a major ore control at the Getchell Mine to the north of the project. Gold mineralization at the project is associated with elevated levels of mercury, arsenic, and antimony and may be characterized as a Carlin-type gold system similar to the major producing gold mines in the Getchell, Carlin, and Battle Mountain Gold Belts of northern Nevada.

Between 1997 and 2003, Pinson and its predecessors drilled over 200 diamond and rotary drill holes (>70,000 meters) on the property exploring for extensions of mineralization exposed at the bottom of the mine’s several open pits. This work resulted in a number of encouraging gold intercepts in several target areas.

d.         Exploration Work

The Company is exploring potential for the underground development of several known zones of high-grade gold mineralization that dip below the Pinson open pit mines, where production ceased in 2000. Samples of mineralized intersections from approximately 65 holes drilled over the past 20 years were reassayed to enable integrating assay data into a systematic database with appropriate standards and quality control.

A drill program began at the end of August, 2004, to define a resource and to acquire geotechnical data in two target areas from near surface to a depth of 1,500 – 2,000 feet. Drilling focused more intensively on the relatively shallow portions of the CX zone, which extends from the base of the CX pit and on the Range Front zone, which dips below both the CX and the Mag pits. A total of 30 holes, including about 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails were completed by the end of February, 2005.

A resource estimate was carried out resulting in measured plus indicated mineral resources totalling 500,000 ounces gold plus an additional 1,300,000 ounces gold of inferred mineral resource. The resource is summarized at several cut-off grades in the following tables:

Range Front and CX Zones, Resource Estimate

	0.15 Au opt cut-off		0.20 Au opt cut-off		0.25 Au opt cut-off

		Grade		Grade		Grade
	Tons	Au opt	Tons	Au opt	Tons	Au opt

Measured	446,000	0.27	319,000	0.30	213,000	0.34

Indicated	1,313,000	0.30	1,148,000	0.32	860,000	0.36

M+I	1,758,000	0.30	1,467,000	0.32	1,073,000	0.35

and

Inferred	4,211,000	0.32	3,889,000	0.33	3,054,000	0.36

Range Front and CX Zones, Total Contained Ounces

	0.15 Au opt cut-off	0.20 Au opt cut-off	0.25 Au opt cut-off

Measured	119,000	97,000	73,000

Indicated	400,000	371,000	306,000

M+I	519,000	467,000	379,000

and

Inferred	1,332,000	1,273,000	1,084,000

The mineral resource estimate is based on assay results from 236,000 feet of drilling in 401 holes including the 30,000 foot drill program recently completed by the Company. The estimate includes the Range Front and CX zones, which are two parallel zones of mineralization 600 feet apart that dip below previously mined open pits. The block model grade estimation is derived from the geologic interpretation and geostatistical analysis of the drill hole sample data. Robert Sim, P.Geo., an independent geologist specializing in mineral resource modelling and estimation and Qualified Person as defined by National Instrument 43-101, is responsible for the resource estimate. The Company is unaware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other factors that will have an adverse material impact on the mineral resource.

The Company plans to collar an adit during the second quarter of 2005 from within the CX pit, which will provide access for underground definition and exploration drilling. This program is designed to upgrade the inferred mineral resource to a measured and indicated category through delineation drilling and to generate a mine plan by year-end. Underground exploration drilling will test extensions of the CX and Range Front zones down-dip and along strike. Underground development will also provide exploration access to explore other areas of known mineralization, primarily in the hanging wall of the Range Front zone. In addition to the planned underground program, surface drilling will resume during the second quarter of 2005 to test additional targets on the Pinson property and the shallowest portions of the Range Front zone.

e.         Surface Plant and Equipment

A variety of equipment remains on the property including several small buildings, water pipelines, and an electrical sub station. There is no complete inventory.

2.         Triple Junction/Dixie Fork, Nevada, USA

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

Through an agreement dated September 7, 2004, the Company optioned the properties to Sahelian Goldfields Inc. Sahelian may earn a 55% interest in the properties by drilling a minimum of 15,000 feet and may increase its interest to 70% by completing a feasibility study on the property. The Company retains the right to participate with either a 45 or 30 percent interest, depending on Sahelian’s election.

b.         Location, Size and Access

The Triple Junction/Dixie Fork property is located at the south end of the Carlin Trend 50 km SW of Elko in north central Nevada, USA and consists of 31 lode claims for approximately 259 hectares (640 acres). The Triple Junction property is located approximately 6 km south east of Dixie Fork and is comprised of 36 lode claims for approximately 286 hectares (707 acres).

            Access to both properties is by 4-wheel drive roads off secondary highways.

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

Triple Junction

Westmont Gold staked claims over the Triple Junction area in the late 1980‘s, and made a generalized outcrop geologic map of the region in 1988. They first drilled 12 shallow rotary exploration holes into area targets in 1990-1991, and 8 holes in 1992. Westmont’s best drill hole intercept was 50 feet containing 0.045 ounce per ton gold, in hole JW-90-08. Cameco acquired the property in the late 1990‘s and drilled several holes. No subsequent exploration is known at Triple Junction, prior to its acquisition by the Company.

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

Mapping and geochemical sampling in 2003 further defined the stratigraphy and alteration zones. A gravity survey delineated areas of relatively shallow basement (Devil’s Gate) stratigraphy and fault structures. No work was carried out in 2004.

3.         Golden Cloud, Nevada, USA

a.         Terms of Acquisition

The Company entered into an agreement dated August 22, 2003 with Great Basin Gold Ltd. (“GBG”) whereby GBG can earn a 70% interest in the property by paying the Company an aggregate of US$400,000 (US$25,000 received) and incurring an aggregate of US$2,500,000 in exploration expenditures prior to August 22, 2008, and by assuming all option and underlying property maintenance payments.

During 2004, GBG carried out 2,000 meters of drilling and intersected weakly anomalous mineralization. GBG terminated the option agreement with the Company and the Company subsequently returned the property to the underlying owner, retaining no further interest in the ground.

4.        Beowawe, Nevada, USA

a.         Terms of Acquisition

In an agreement dated November 7, 2002, the Company obtained an option from Carl Pescio to acquire a 100% interest in 95 Beowawe lode claims, subject to a 3% royalty on gold revenue, less US$15 per realized ounce. To exercise this option, the Company has to pay to the optionor an aggregate of US$80,000 (US$40,000 paid) in cash, allot and issue to the optionor up to 150,000 (100,000 shares issued) common shares in three separate tranches of 50,000 shares each, and carry out a combined minimum 20,000 feet of exploratory drilling on the Beowawe and/or Golden Cloud properties prior to November 6, 2005. Following the exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. A finder’s fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first 2 years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement. The finder’s fee is capped at US$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest on 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue, which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise this option, the Company has to pay the optionor an aggregate of US$42,500 (US$5,000 paid) in cash on or before December 1, 2006. Thereafter, the Company will pay a minimum royalty of US$5,000 on every December 1st anniversary.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty. The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 (paid) prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production. The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

The Company entered into an agreement with Prospector Consolidated Resources Inc (“PRR”) in July, 2004. PRR has the option to acquire a 60% interest in the Beowawe property by issuing a total of 1,800,000 common shares to the Company and spending US$750,000 on exploration over a three-year period. Upon completion of the work commitment, PRR may increase its interest to 70% by completing a bankable feasibility study. The Company will be granted a 40% interest in the properties that PRP holds adjacent to the Company’s claims when PRP earns its interest in the Beowawe property.

b.         Location, Size and Access

The Beowawe property is located in Eureka and Lander Counties, Nevada, within the central part of the Northern Nevada Rift, 105 km SE of Winnemucca and consists of 100 unpatented lode claims and two patented, fee-land parcels for an approximate total area of 869 hectares (2,146 acres).

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

Several partly eroded and/or buried hot-spring sinter deposits, closely associated with multiple zones of intense silicification and anomalous in gold and mercury, are exposed in the footwall of the Malpais Fault, east of the hot springs. The east-west target trend is comprised of a combination of sinter, silicification, extensive geochemical anomalies (Au-Hg-As), and hot spring-type hydrothermal alteration along a seven-kilometer structural trend east of the active hot springs including the previously mined Red Devil mercury deposit. Previous operators intersected wide sections of anomalous gold at shallow levels, including 502 ppb gold over 16.8m, and 130 ppb gold over 106m. Brecciated quartz-chalcedony veins, up to 3.0m wide and trending ENE — WSW, are exposed at surface. The Company will target ‘bonanza’ style mineralization within these veins at depth.

Work programs in 2003 included detailed mapping, sampling, and data compilation. The Company conducted an induced polarization geophysical survey (IP), to evaluate areas of alluvial or post-mineral volcanic cover, identifying several bonanza-grade epithermal vein targets.

d.         Exploration Work

In 2004, a total of three holes were drilled to test the geothermal well gold anomalies and targets in the White Canyon area. There was no encouragement warranting follow-up near the geothermal wells. Geochemically anomalous mineralization and alteration were intersected at White Canyon. Additional drilling is expected to be carried out in 2005 in the White Canyon area and on other targets on the property.

e.         Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Beowawe property, nor is there any known commercial ore body.

5.         Clover, Nevada, USA

a.         Terms of Acquisition

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims on the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$50,000 paid) over 7.5 years. In addition, the Company agreed to retain the vendor as an independent consultant to perform services on the property at a daily rate of US$400 for at least 10 days per year during the first two years. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of $5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production. The finder’s fee is capped at a maximum of US$500,000.

The Company entered into an agreement dated August 15, 2003, with Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, whereby Newmont can earn a 51% interest in the Company’s Clover Property by incurring an aggregate of US$2,500,000 in exploration expenditures and paying the Company an aggregate of US$195,000 (US$25,000 received) prior to November 1, 2010, and by making additional annual cash payments of US$75,000 thereafter until production. This agreement was terminated in February 2004.

The Company entered into a letter agreement with Grandcru Resources Corp. (“GR”) whereby GR can earn up to a 55% interest in the project by issuing an aggregate of 1,000,000 common shares to the Company by June 1, 2007, incurring aggregate exploration expenditures of $2,500,000 by June 1, 2008. GR may then earn an additional 15% interest by completing a bankable feasibility study on the property.

Grandcru terminated its option in February 2005, The Company considers the targets were not properly explored and will continue in efforts to advance the prospects in 2005.

b.         Location, Size and Access

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 920 hectares (2,273 acres).

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

Clover is situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district. Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (20-70 ppb).

Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend. Drilling by previous operators intersected mineralized and veined breccias and shear zones, with significant intercepts including 9.7m grading 25.3 g/t gold, and 3m grading 10.0 g/t gold. Mineralization occurs within two zones that are largely open along strike and down-dip, associated with north-northwest striking reverse fault breccias, as well as sub-vertical structures. High-grade float boulders grading up to 30.9 g/t gold and 308.6 g/t silver in grab samples were discovered on the property approximately two kilometers north-northwest of this drilling along the trend.

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

d.         Proposed Exploration Work

The Company is planning a drill program to test both extensions of known mineralization encountered in previous drilling and the newly discovered geophysical anomaly found and confirmed by the work completed in 2003 by Newmont Exploration.

e.         Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Clover property, nor is there any known commercial ore body.

6.         Sno, Nevada, USA

a.         Terms of Acquisition

In an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest in the 58 Sno lode claims, subject to a 3% royalty on gold revenue. To exercise the option, the Company has to pay an aggregate of US$295,000 (US$15,000 paid) in cash prior to April 10, 2008, allot and issue 50,000 common shares (issued) to the Optionor upon the acceptance of notice of the agreement by the Toronto Stock Exchange, and carry out 2,000m of exploratory drilling prior to April 10, 2006. Following the exercise of the Option, the Company shall make additional cash payments of US$100,000 to the Optionor on or before April 10, 2009, and on each subsequent year until the Commencement of Commercial Production.

The Company entered into an agreement dated December 23, 2003, with Pacific Ridge Exploration Ltd. (“PEX”) whereby PEX can earn a 60% interest in the Sno property by incurring minimum expenditures of US$2,000,000, making payments to the underlying Optionor totalling US$180,000 (US$20,000 paid) by April 10, 2007, and issuing to the Company an aggregate of 1,000,000 common shares (100,000 received) of PEX by December 31, 2007.

PEX terminated its option in 2004 and the Company subsequently returned the property to the underlying owner, retaining no further interest in the property.

7.         Jarbidge, Nevada, USA

a.         Terms of Acquisition

By an agreement dated December 5, 2003, the Company obtained an option to acquire a 100% interest in 264 Jarbridge unpatented lode claims and 4 patented lode claims located in Elko County, Nevada, by paying a total of US$600,000 (US$10,000 paid) to the Optionor by December 5, 2009, and incurring aggregate exploration expenditures of US$300,000 by December 5, 2006. The property is subject to a NSR ranging from 1.5-2.5%.

By an agreement dated December 15th, 2004, the Company obtained an option to acquire 100% interest in 10 unpatented lode mining claims situated in the Jarbidge Mining District, Elko County, Nevada, referred to as the Pavlak Group Option. The agreement calls for an initial payment of US$2,100 upon execution (paid) and graduated annual payments from $4,200 on the first anniversary to US$9,000 on the forth and future anniversary dates. The Company may purchase the property and all retained royalty interest at anytime for US$375,000. All annual payments apply to the purchase price as do any production royalty payment due under the agreement. The property is subject to a 2.5% NSR production royalty, until such time as the option to purchase is exercised by the Company.

By an agreement dated February 4th, 2005, the Company leased 8 patented lode mining claims located in the Jarbidge Mining District, Elko County, Nevada, from Century Gold LLC. The agreement calls for an initial payment to the property owner of US$5,000 (paid) and annual lease payments ranging from US$5,000 on the first anniversary up to US$25,000 per year on the eighth anniversary and thereafter. The mining lease calls for a 5% NSR royalty and the Company has the option of purchasing one-half (2.5%NSR) of the retained production royalty within the first ten years of the agreement for US$2,000,000.

By an agreement dated February 4th, 2005, the Company obtained an option to acquire 100% interest in 6 unpatented lode mining claims located in the Jarbidge Mining District, Elko County, Nevada, from the Big Ledge Group. The agreement calls for gradually escalating annual payments ranging from an initial payment due on execution of US$1,500 (paid) to US$6,000 on the forth anniversary date and thereafter. The Company may purchase 100% interest in the property for $500,000 and all annual payments are considered advanced royalty payments and recoupable from any actual production royalty payments due to the owner. The property is subject to a variable royalty of 1.5% NSR on gold sales below $350 per ounce gold up to a maximum of 3.0% NSR when gold is sold at greater than $400 per ounce.

b.         Location, Size and Access

The Jarbidge property is located in northeast Nevada within Elko County, approximately 160 road kilometres north-northeast of the town of Elko, Nevada. Access is provided by state and county maintained paved and gravel roads to the small town of Jarbidge located in the centre of the mining district.

The project includes 12 patented lode, mining claims and 280 unpatented lode claims encompassing an area of approximately 1,191.5 hectares (2,944 acres). This includes 1,170.5 hectares (2,892.3 acres) of unpatented lode mining claims and 21 hectares (51.7 acres) of patented lode mining claims.

c.         History and Previous Exploration

The Jarbidge District was discovered in 1909. Total historic gold production, between 1910 and 1932, is estimated to be over 400,000 ounces of gold and 1.2 million ounces of silver. Incomplete production records indicate the district was the source of approximately 818,181 tonnes of ore (900,000 short tons) with a recovered grade of 16.7g/t gold (0.486 ounce gold/ton) and 49g/t silver (1.43 ounces silver/ton).

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

Drilling, in the district was completed by Freeport McMoran Exploration in the early 1980‘s directed towards the discovery of a bulk minable disseminated gold deposit. Freeport abandoned its efforts in 1982 after drilling six holes (1,441 meters). Freeport’s best intercept was 2.2 g/t gold and 22.7 g/t silver over a length of 10.7 meters. Following Freeport’s efforts, Moly Corp. entered the district and conducted an evaluation for bulk minable gold deposits. Moly Corp. drilled 13 holes, totaling 1,414 meters in 1984. The best interval intercepted by Moly Corp was 1.5 meters grading approximately 180 ppb gold.

Mr. John D. Bernt entered the district in the 1980‘s and began prospecting and acquiring land and developed a number of high-grade vein targets with supporting assay data from surface sampling. The Company’s rock sampling include gold assays up to 1,000g/t gold from banded quartz-chalcedony vein samples. Reconnaissance sampling of vein exposures in the district, (up to 41 g/t gold) was performed by the Company’s field crews in 2003. The Company’s work program for 2004 included detailed surface soil and rock sampling and geologic and structural mapping of the district to determine the character of the historic ore shoots and the potential for undiscovered on-strike extensions. A permit application was submitted to the United States Forest Service to allow the Company to drill at up to 36 drill sites for a total of 72 drill holes totalling over 15,000 meters of drilling. The permits were designed to allow significant follow-up to an initial phase of drill testing.

d.         Proposed Exploration Work

The Company is planning a 5,000 foot core drilling program for 2005 as an initial drill test of the targets identified during 2004. Significant follow-up drilling may be carried out if the initial results are encouraging. The timing of the commencement of drilling activities on the project is controlled by the issuance of a formal decision on the Company’s permit application by the United States Forest Service. The 2005 work program will also include follow-up surface geochemical sampling and continued geological mapping to identify additional drill targets.

e.         Underground and Surface Plant and Equipment

There is no underground or surface, plant or equipment of commercial value on the Jarbidge property, nor is there any known commercial ore body.

8.         Searchlight, Nevada, USA

a.         Terms of Acquisition

By an agreement dated January 17, 2004, the Company acquired a 100% interest in the 25 Searchlight claims located in Clark County, Nevada, by issuing 30,000 common shares of the Company.

b.         Location, Size and Access

The project is located approximately 1.5 kilometers north of the town of Searchlight in Clark County, Nevada, and has excellent road access, with a paved, two lane interstate highway (US95) passing through the claim block.

The Company currently holds 25 unpatented lode, mining claims at the project totaling approximately 202 hectares (500 acres).

c.         History and Previous Exploration

The district was discovered in 1897 and is credited with approximately 240,000 ounces of gold and 352,000 ounces of silver production through 1953 when all recorded production ceased. High-grade veins hosted by Tertiary-age rocks characterize mineralization in the district. In the northern portion of the district, where the Company’s land position is located, the mineralization is characteristic of a low-sulfidation, epithermal, bonanza-type vein system hosted by andesitic to rhyolitic volcanic rocks. Quartz-chalcedony veins, stockwork zones and breccia silica flooding is present on the Company’s claim block and has returned values in excess of 3.0 g/t gold in reconnaissance rock sampling.

d.         Proposed Exploration Work

A program of surface sampling and geologic mapping is proposed for the 2005 season, followed by geophysical surveys to define drill targets under alluvial and post-mineral volcanic cover. Positive results will lead to a drill program to test for bonanza grade gold-silver veins similar to those developed in the Bullfrog District in southern Nevada, approximately 150 kilometres to the north of the Searchlight Project.

e.         Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Searchlight property, nor is there any known commercial ore body.

9.         Lone Pine, Arizona, USA

a.         Terms of Acquisition

            The Company purchased a 100% interest in the three, patented Lone Pine claims for US$100,000 in cash.

b.         Location, Size and Access

The Lone Pine property is located near Prescott, Arizona, within the Big Bug Mining District. The property consists of three patented claims for a total area of 61.98 acres (24.68 ha). Access to the claims is via a short 4 x 4 road leading off Highway 69 between the towns Mayer and Humbolt.

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

In April 2001, three holes were drilled to test the depth extent of the mineralization. Narrow sections of semi-massive to disseminated sulphide mineralization were intersected in sericitic and iron carbonate altered rock, but no significant grades over significant widths were indicated. No work has occurred on the property since 2001 and none is planned for 2005.

10.      Wolverine Properties, Watson Lake Mining District, Yukon Territory

The Company sold its 39.4% interest in the Wolverine properties to its former joint venture partner, Expatriate Resources Ltd. (“Expatriate”) on May 31, 2004. The Company received $2,000,000 in cash payments, 10,000,000 common shares of Expatriate, 5,000,000 warrants exercisable for 2 years at a price of $0.32 per share, and a net smelter royalty on revenues from precious metals indexed to the price of silver. The royalty is 4% at a price of US$5.00 per ounce of silver, increasing to 10% if the price of silver exceeds US$7.50 per ounce.

11.       Wolf Property, Watson Lake Mining District, Yukon Territory

a.        Terms of Acquisition

By Option Agreement dated September 28, 1995, as amended March 6, 1997, and December 10, 1998, the Company acquired an option to earn a 65% interest in the property from YGC Resources Ltd. (“YGC”). Under the agreement, the Company had the right to acquire an undivided 65% interest in the property by issuing 320,000 common shares or by making total cash payments of $210,000 (cash paid) and by incurring cumulative exploration expenditures of $1,500,000 over five years (incurred).

The Company fulfilled all requirements of the Agreement on December 11, 1998. All further work will be conducted pursuant to a joint venture in which the Company and YGC will fund all expenditures in proportion to their respective interests in the property. As a result of a small program conducted during 2000 for which YGC failed to contribute its share of the JV approved budget, YGC’s interest in the property was diluted to 34.4% and the Company’s interest increased to 65.6%.

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

d.         Proposed Exploration Work

            No work was done in 2004 and none is contemplated for 2005.

e.         Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Wolf property, nor any known commercial ore body

12.       Marg Property, Yukon Territory

a.         Terms of Acquisition

The Company purchased a 66.7% interest in the Marg property for $250,000 in cash on January 20, 2000, with Cameco Corporation (“Cameco”) owning the remaining 33.3% interest. During 2004, the Company purchased the remaining 33.3% interest in the property from Cameco for a payment of CDN$80,000, bringing the Company’s total interest to 100%.

On March 1, 2005, the Company sold its 100% interest in the property to Yukon Gold Corporation Inc. (“Yukon Gold”) for cash payments totaling CDN$1,600,000 and 400,000 common shares in Yukon Gold. The Company received an initial payment of $150,000 and 133,333 common shares in Yukon Gold. Subsequent payments are scheduled as follows: $50,000 cash and 133,333 common shares on or before December 12, 2005; $100,000 cash and an additional 133,334 common shares on or before December 12, 2006; $100,000 on or before December 12, 2007; and $200,000 on or before December 12, 2008, payable as a combination of cash or common shares. Upon the commencement of commercial production, Yukon Gold shall pay the Company an additional $1,000,000 in a combination of cash and common shares.

13.       Ty Property, Yukon Territory

a.         Terms of Acquisition

By agreement dated April 7, 2000, the Company acquired an undivided 30% interest in the property for a cash consideration of $59,423 from Consolidated Pacific Bay Minerals Ltd. (formerly “Pacific Bay Minerals Ltd.”).

b.         Location, Size and Access

The Ty property is located in the Finlayson Lake area in southeastern Yukon Territory. The property is comprised of 38 claims for 794 hectares. Access is by helicopter.

c.         History and Previous Exploration

The Ty property is underlain by rocks similar to those which host the Wolverine deposit. Previous work by Westmin Resources Ltd. included geochemical and geophysical surveys and four diamond drill holes. The Company completed an initial program of geological mapping and geochemical sampling during 2000. No work was completed in 2002, 2003 or 2004. No work is planned for 2005.

14.       Ecstall River Property, Skeena Mining Division, British Columbia

a.         Terms of Acquisition

By agreement dated December 16, 1993, the Company acquired a 100% interest in the property from Falconbridge Limited (“Falconbridge”) in consideration of the payment of $40,000 and the issuance of 100,000 common shares at a deemed price of $0.45 per share, subject to a 3% Net Smelter Return Royalty (which may be bought down to 2%).

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

In December 1993, the Company purchased the property from Falconbridge, and in 1994 undertook additional exploration work. The Company’s work included line-cutting, geological mapping, soil and rock sampling in the Thirteen Creek area near the Ecstall deposit. Four drill targets were chosen, but further work was postponed. No work has occurred on the property from 1995 to the present, nor is any planned for 2005.

15.       White Bull Property, Liard Mining Division, B.C.

a.         Terms of Acquisition

By agreement dated April 27, 1995, the Company entered into a 50:50 Joint Venture agreement with Jasper Holdings Co. (“Jasper”), and the claims were staked under this agreement. On August 21, 1995, the Company purchased Jasper’s 50% interest in the property by issuing 25,000 common shares of the Company to Jasper.

b.         Location, Size and Access

The White Bull property is situated in the Cassiar Mountains in north-central British Columbia. The nearest towns are Dease Lake, 133 kilometres southwest, and Watson Lake, 140 kilometres north of the property. The property is comprised of 24 claim units, covering approximately 600 hectares. Access is by helicopter from Dease Lake or Watson Lake.

c.         History and Previous Exploration

The claims were staked to cover a large zone of alteration possibly associated with sedimentary exhalative lead-zinc-silver mineralization in Paleozoic sedimentary rocks. The Company carried out a program of detailed geological mapping and geochemical surveying in 1996. Additional mapping and geochemical sampling were carried out during 2004. No work is planned for 2005.

16.      Celeste, Chile

a.         Terms of Acquisition

Pursuant to an agreement dated September 30, 2002, with Minera Teck Cominco Chile Limitada (“Teck-Cominco”), the Company acquired a 100% interest in and to the Property subject to a NSR royalty equal to 2% (uncapped) of net smelter returns from minerals extracted from the Property, by paying a one-time fee of CH$3,700,000 (equivalent to US$9,753). A land-use fee of US$50 per hectare is payable if the land surface is used for waste, leach pads, or ancillary mining facilities.

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

c.         History and Previous Exploration

The Property is adjacent to and on strike of the Cerro Negro Property owned by ENAMI and previously optioned to the Company. The Company terminated its option on Cerro Negro option in March 2003. Mining activity has been known in the area since the early 1900‘s. In 1960, the Cerro Negro Property was claimed by ENAMI, and subsequently leased to small miners. Today, 24 such contracts are in place and small-scale mining of higher-grade material is being carried out.

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

Cominco acquired the Celeste properties and drilled 14,000m, with numerous drill-holes intersecting >1% copper sulphide mineralization on both the northern and southern ends of the ENAMI’s Cerro Negro claims. The Company drilled 3 holes on the Celeste property in early 2003, prior to dropping its option on Cerro Negro. Work subsequently was put on hold and the property is being maintained in good standing.

d.        Proposed Exploration Work

         No further work is proposed for 2005.

e.        Underground and Surface Plant and Equipment

There is no underground or surface plant on the Celeste property, nor any known commercial ore body as defined by the U.S. Securities and Exchange Commission standards.

17.      Other Properties

The Company owns some other properties in the Yukon Territory, Nevada and Chile that are at an early stage of exploration. The Company also conducts research into areas believed to have favourable geology and carries out reconnaissance exploration in target areas where the potential for making significant discoveries is high.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition, and results of operations, of the Company for each of the years in the three-year period ended December 31, 2004, should be read in conjunction with the financial statements of the Company included in Item 17 — Financial Statements.

The Company’s financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in Note 13 to the financial statements of the Company included in Item 17 — Financial Statements.

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

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

During the 2004 fiscal year, the Company incurred a loss of $4,221,611 ($1,764,935 — 2003; $5,273,769 — 2002), resulting in basic and diluted loss per share of $0.14 ($0.08 — 2003; $0.24 — 2002). The loss is inclusive of $1,359,561 loss from the sale of Wolverine property ($nil — 2003; $nil — 2002); a write down of $40,537 ($191,267 – 2003; $nil – 2002) in Chile’s value-added tax receivable; a write-down of $1,881,155 ($743 – 2003; $1,824,956 – 2002) in mineral property costs; and a $nil ($32,799 — 2003; $485,455 – 2002) write down of holdings in marketable securities. The Company completed the sale of its minority stake in the Wolverine Joint Venture to Expatriate Resources Ltd. (“Expatriate”) in October 2004, for $2 million cash, 10,000,000 units of Expatriate and a NSR on precious metals indexed to the price of silver.

The Company raised a net amount of $3,648,757 ($2,099,277 – 2003; $nil — 2002) in a private placement equity financing during the fiscal 2004, by issuing 7,280,000 units. Each unit was comprised of one common share and one-half of one transferable share purchase warrant. Each one whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months, at a price of $0.70 per share. The Company received an aggregate amount of $109,500 ($99,250 — 2003; $nil — 2002) from the exercise of employees’ stock options and $458,460 ($nil – 2003; $nil – 2002) from the exercise of share purchase warrants.

Interest and other income for the 2004 fiscal year was $119,315 ($69,167 – 2003; $101,209 – 2002). The increase in interest and other income was the result of the new investment policy adopted by the Company in late 2004. The Company now invests a certain portion of its investments in bond and income trusts funds instead of investing in short-term deposits only.

General and administrative expenses for the 2004 fiscal year decreased to $896,057 ($929,001 – 2003; $1,072,641 — 2002). During 2003, $175,175 of the expenses related to the termination of employment agreements with three employees who were paid out by the issuance of 761,630 treasury shares. During 2002, $378,356 of the 2002 expenses related to a one-time severance expense in relation to the termination of four employees. If the severance expenses were excluded, the general and administrative expenses for the 2004 fiscal year were increased by $142,231 over 2003, and by $59,541 over 2002. The increase was primarily attributed to the shareholder communications which increased to $363,859 ($176,922 – 2003 and $185,495 – 2002) by the Company employing an external consultant to facilitate its promotional activities in Europe and the increase in attending the various promotional exhibitions; the wages and benefits of $202,546 ($139,464 – 2003 and $180,637 – 2002) includes a one-time bonus of $33,000 paid to its President.

During 2003, the Company elected the early adoption of the CICA released amendments to Section 3870 which resulted in a $94,770 ($94,576 — 2003; $nil – 2002) in stock-based compensation expense to the current fiscal year. The Company previously disclosed stock-based compensation of $24,023 in 2002 as pro forma information.

Exploration and business development for the 2004 fiscal year was $208,268 ($717,756 – 2003; $1,906,424 — 2002). The reduction mainly reflects the Company’s change in focus from regional exploration to specific projects in exploring its gold properties in Nevada. Expenses include the internal allocation of Company salaries based on time spent on this activity, fees charged by outside consultants and engineering firms, and travel expenses related to due diligence activities. Of the 2002 amount, $1,194,212 incurred in due diligence expenses related to copper prospects in Chile, and $463,643 incurred in due diligence expenses related to a project in Spain.

The Company incurred $3,073,956 ($694,915 – 2003; $1,053,169 — 2002) in deferred exploration and acquisition costs, which were partially offset by an amount of $331,000 received as option payments; and a $28,006 received as management fees and reimbursement from third parties on Nevada properties in 2004. Deferred exploration and acquisitions costs were offset by $70,050 received as option payments on Nevada properties in 2003. Offsets in 2002 totalled $319,774 including $295,402 received from its partner and spent on the Chañarcillo exploration program in Chile.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

During the 2003 fiscal year, the Company incurred a loss of $1,764,935 ($5,273,769 — 2002), resulting in basic and diluted loss per share of $0.08 ($0.24 — 2002). The loss is inclusive of a write down of $191,267 ($nil — 2002) in Chile’s value-added tax receivable; and a gain of $4,665 (loss of $492,859 – 2002) in assets disposition; $nil ($78,098 — 2002) write-off of the Company’s investment in the VGCG limited partnership; and a write down of $743 ($1,824,956 — 2002) in mineral property costs. Mineral property write-downs in 2002 included $1,711,723 related to Chilean properties; $52,307 related to Alaskan properties; and $60,925 related to British Columbian properties.

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

During 2003, the Company elected the early adoption of the CICA released amendments to Section 3870, which resulted in a $94,576 (nil $ — 2002) in stock-based compensation expense to the current fiscal year. The Company previously disclosed stock-based compensation as pro-forma information.

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

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

During the 2002 fiscal year, the Company incurred a loss of $5,273,769 ($1,995,641 for 2001), resulting in basic and diluted loss per share of $0.24 ($0.09 for 2001). The loss is inclusive of a write down of $1,824,956 ($3,113 for 2001) in mineral property costs, a $485,455 ($357,430 for 2001) write down of holdings in marketable securities, and a $78,098 ($150,000 for 2001) write-off of the Company’s investment in the VGCG limited partnership.

Interest income for the 2002 fiscal year decreased to $97,209 from $510,138 during the 2001 fiscal year. The reduction of $412,929 was the combined result of the reduced interest rates and lower average balances of cash and cash equivalents in 2002.

General and administrative expenses for the 2002 fiscal year increased to $1,008,644 from $691,586 in 2001. The increase was primarily attributed to one-time severance expenses of $378,356 in relation to the termination of four employees in 2002; a $24,429 increase in rent and services expenses was primarily attributed to a full year of operating costs incurred by the Company’s Chile office in 2002 as compared to six months of operating costs in 2001; a $18,352 increase in shareholder communications arose due to the increase in corporate investor relations activities; and a $37,970 increase in wages and benefits occurred due to a reduction of the amount of salaries capitalized to project costs. The $144,573 decrease in professional fees was primarily attributed to the Company utilizing fewer external consultants.

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

The $1,824,956 write-down of mineral properties in 2002 ($3,113 for 2001) related to costs incurred in 2002 and prior years on projects that no longer met the Company’s criteria for further exploration. Of the 2002 write-off amount, $1,711,723 related to projects in Chile, $52,307 related to projects in Alaska, U.S., and $60,925 related to projects in British Columbia, Canada.

B.         Liquidity and Capital Resources

The Company has financed its operations principally through the sale of its equity securities. As the Company does not have any producing mineral properties, its only revenue source is interest income earned from amounts on deposit. Interest income earned is dependent on the amount of funds available for deposit and changes in interest rates. Unless the Company is able to obtain additional funding through the sale of its equity securities, the amount of interest income earned is expected to decrease as the Company continues exploring its existing mineral properties.

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

The Company had a net working capital position of $6,616,652 at December 31, 2004, compared to $3,704,283 at December 31, 2003 and $3,475,682 at December 31, 2002. The Company’s current working capital position provides it with sufficient liquidity to meet its 2005 budgeted operating requirements.

At December 31, 2004, the outstanding stock options and share purchase warrants represented a total of 10,600,445 shares. The exercise of these securities is completely at the discretion of the holders and the Company has had no indication that any of these securities will be exercised.

C.         Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.         Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The members of the board of directors and officers of the Company as at March 1, 2005, are as follows:

Name and Position in the		Principal Business Activities
Registrant	Other Principal Directorships	Outside the Company

Glen D. Dickson(1)(2)	Gold-Ore Resources Ltd.,	Chairman and CEO of Gold-Ore
Chairman and Director	Cumberland Resources Ltd.	Resources Ltd.

David H. Watkins	Ashton Mining of Canada Inc.,	None
President, Chief Executive	Maudore Minerals Ltd.,
Officer and Director	Golden Goose Resources Inc.

William J. Coulter(1)(2)	Commander Resources Ltd. (formerly	Chairman of Commander
Director	Major General Resources Ltd.)	Resources Ltd.

James K.B. Hesketh(1)(2)	Canyon Resources Corporation,	President and COO of Canyon
Director	Kalex Inc.	Resources Corporation and
President of Kalex Inc.

Wilson J. Barbour(1)	None	None
Director

William R. Stanley	None	None
Vice President, Exploration

G. Ross McDonald	Corriente Resources Inc.,	Self-employed Chartered
Chief Financial Officer	Frontier Pacific Mining Corp.,	Accountant
Fjordland Explorations Ltd.

Terry L. Owen	None	Self-employed Independent
Vice President, Operations		Mining Engineer/Consultant

Bonnie L. Whelan	Ascot Resources Ltd.	None
Corporate Secretary

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

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company are as follows:

Glen D. Dickson

Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. As Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, Mr. Dickson was responsible for the discovery of two large developing gold projects in northern Canada. In 1993, he successfully acquired the projects for Cumberland Resources Ltd. and joined that Company as President and Chief Executive Officer until 2002. He was instrumental in raising approximately $30 million for Cumberland and advancing the projects to the beginning of feasibility.

Mr. Dickson is currently the Chief Executive Officer of Gold-Ore Resources Ltd., a junior exploration company focusing on early stage precious metal projects in Central America.

David H. Watkins

Mr. Watkins is an international mining executive with 35 years experience in exploration and development, acquisitions and mergers, and mining operations. Mr. Watkins was President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining the Company. Cyprus Amax (acquired by Phelps Dodge Corporation in 1999) was a U.S. based, Fortune 500, multi-national mining company, which produced copper, molybdenum, gold, lithium, and coal, and had annual revenue of US $3.2 billion.

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

During the early part of his career, Mr. Watkins worked with Newmont Mining and with Noranda as an exploration geologist in various parts of the world, including Australia, Mexico, Ecuador, and Canada. He graduated with a M.Sc. degree in Geology from Carleton University in Ottawa in 1970 and a B.A. in Geology from Queen’s University at Kingston in 1967.

William J. Coulter

Mr. Coulter has over 40 years of experience in the mineral resource sector. He has served as founding director, management, and shareholder of numerous junior mining, exploration and hydrocarbon companies, and has extensive experience in financing, mergers and acquisitions.

James K.B. Hesketh

Mr. Hesketh has worked in all aspects of the mining industry over the past 23 years. Mr. Hesketh is presently the President and Chief Operating Officer of Canyon Resources Corporation and the President of Kalex Inc. a strategic and management consulting company.

Mr. Hesketh was Vice-President and a principal mining engineer with NM Rothschild & Sons, prior to his involvement with Canyon Resources and Kalex Inc. Mr. Hesketh worked more than 10 years at Cyprus Amax Minerals Company in various roles, including Corporate Director of Business Development, where he directed technical and financial teams reviewing merger and acquisition opportunities. Mr. Hesketh worked at large porphyry copper operations in Arizona, and has held positions which include Mine Superintendent, SX-EW engineering, geology and support at the Sierrita Mine and Mine Superintendent at the Bagdad Mine. He also worked as a Project Manager on aspects of Cyprus’ coal, industrial minerals, and specialty metals businesses.

Before joining Cyprus, Mr. Hesketh worked in a senior role with Pincock, Allen, & Holt, an internationally recognized engineering and consulting firm. Prior to joining PAH, he worked as a mine manager at several industrial minerals operations in Canada and Thailand.

Wilson J. Barbour

Mr. Barbour worked as a senior executive officer with the Noranda organization for 25 years. He was responsible for the management of investment funds, and gold and currency hedging programs. From 1987 to 1990, Mr. Barbour was CFO of the Hemlo Gold Mines and shared responsibility for financings, mergers and acquisitions. Mr. Barbour is presently a consultant to mining companies, where he advises on gold and currency hedging strategies.

William R. Stanley

Mr. Stanley is a mineral exploration geologist with over 25 years experience in the mining industry. While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, a Master of Business Administration from Arizona State University, and is a licensed professional geologist in the State of Washington, USA.

Mr.  Stanley held increasing levels of responsibility with Homestake Mining Company from 1979 through 1993 and was responsible for several gold deposit discoveries, two of which were commercially viable and placed into production by Homestake. From 1993 through 2000, he was employed by Cyprus Amax Minerals Company as its United States Exploration Manager where he was responsible for exploration in the Great Basin, Alaska, and Mexico. Immediately prior to joining the Company in January 2004, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms.

G.  Ross McDonald

Mr. McDonald is a self-employed chartered accountant with over 35 years of experience providing audit and tax services to small and medium sized businesses primarily in the mining industry. As Chief Financial Officer, Mr. McDonald will provide the Company with best practices in terms of financial reporting, internal controls and corporate governance.

Terry L. Owen

Mr.  Owen is a 28-year veteran in the international mining industry. He has held a number of senior operations and project development positions, including Vice President of Engineering & Construction for Cyprus Amax Minerals, Inco Limited and Vice President Operations at Freeport Indonesia. Mr. Owen has developed over $3 billion in projects in multiple countries, including North America, Russia, Indonesia, Chile and Peru. His international operating background includes both underground and open pit mining. Mr. Owen is also President of T.Owen Consulting LLC. Mr. Owen holds a B.S. Mining Engineering and an advanced International Business Management Degree from Harvard Business School.

Bonnie L. Whelan

Ms. Whelan has 17 years experience in the public resource sector in positions of senior officer, director and upper management. As the corporate secretary of the Company, Ms. Whelan will be engaged in public company administration which includes maintaining corporate compliance, legal filings, and office systems development and implementation.

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal year ended December 31, 2004.

		Annual Compensation			Long Term Compensation

					Awards			Payouts

					Securities		Restricted
				Other	Under		Shares or
				Annual	Options/		Restricted
				Compen-	SARs (3)		Share	LTIP(4)	All Other
Name and Principal	Year (1)	Salary	Bonus	sation	granted		Units	payouts	Compen-
Position		($)	($)(2)	($)	($)		($)	($)	sation ($)

David H. Watkins	2004	135,000	33,000	Nil	100,000	(6)	Nil	Nil	n/a
President, Chief
Executive Officer and
Director

William J. Coulter	2004	n/a	Nil	Nil	50,000	(6)	Nil	Nil	n/a
Director

James K.B. Hesketh	2004	n/a	Nil	Nil	50,000	(6)	Nil	Nil	n/a
Director

Glen D. Dickson	2004	n/a	Nil	Nil	50,000	(6)	Nil	Nil	n/a
Chairman and
Director

Wilson J. Barbour	2004	n/a	Nil	Nil	50,000	(6)	Nil	Nil	n/a
Director

Michael Williams(7)	2004	5,617	Nil	Nil	Nil		Nil	Nil	n/a
Vice President

Robert J.	2004	7,083	Nil	Nil	Nil		Nil	Nil	n/a
McLeod(7)
VP Exploration

Teresa Cheng	2004	72,000	Nil	Nil	50,000	(6)	Nil	Nil	n/a
Secretary & Chief
Financial Officer

William R. Stanley	2004	112,996	Nil	Nil	250,000	(5)	Nil	Nil	n/a
VP Exploration					50,000	(6)

Notes:

(1)     Financial year for the period January 1 to December 31.

(2)     Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(3)     Stock appreciation rights.

(4)     Long-term incentive plan.

(5)     Stock Options are exercisable at a price of $0.50 per share prior to January 9, 2007.

(6)     Stock Options are exercisable at a price of $0.325 per share prior to April 20, 2007.

(7)     Resigned as officer and employee of the Company during the fiscal year ended December 31, 2004.

No part of this compensation was paid pursuant to a material bonus or profit sharing plan. There was no amount set aside for a pension, retirement or similar benefits plans for any director or officer.

C.         Board Practices

1.          Date of Expiration of the Current Term of Office

The Company’s Board of Directors is divided into three classes and the directors in each class have different terms of office. The directors in each class are elected at an annual general meeting to hold office for a term of three years or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director. The authority to determine the number of directors of the Company rests with the shareholders.

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at five and the approval of the shareholders is therefore being sought at the Company’s next Annual and Extraordinary General Meeting (the “Meeting”) to be held on April 14, 2005.

Election of Directors

The Company’s Board of Directors presently has five members. At the Meeting to be held on April 14, 2005, two directors are to be elected, to hold office for the term expiring at the Annual General Meeting in 2008 or until their successors are duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The terms of office of the other four directors who are not nominees for election expire at the Annual General Meetings in 2006 and 2007, respectively.

The information in the following table has been provided by the respective directors:

Present principal
	Occupation, business or		Approx. no. of voting
	employment and, if not		securities beneficially
	elected a director by a		owned, directly or
	vote of security holders,		indirectly or over
	occupation, business or	First and Present	which direction or
Name, Country of	employment during the	Position with the	control is exercised(3)
Ordinary Residence	past 5 years(2)	Company(1)

Nominees for Election – Directors whose terms of office will expire at the Annual General Meeting in 2008

William J. Coulter(4)(5)	Chairman and Chief	Director, Jun.01/1984 to	331,275	(6)
Canada	Executive Officer,	date
Commander Resources
Ltd., Feb./2004 to date;
President, Major General
Resources Ltd , August
1999 to Feb./2004.

James K.B. Hesketh(4)(5)	President & COO, Canyon	Director, Sep.20/2001 to	25,000
United States	Resources Corporation,	date
Mar./2005 to date;
President, Kalex Inc,
Jun./1994-Feb./2005; VP &
Principal Mining Engineer,
NM Rothschild & Sons
(Denver) Inc., Feb./2000-
Jan./2004.

Directors whose terms of office will expire at the Annual General Meeting in 2007

David H. Watkins	President, Chief Executive	President and Chief	623,800
Canada	Officer and Director of the	Executive Officer,
	Company.	Mar.22/2000 to date

Directors whose terms of office will expire at the Annual General Meeting in 2006

Glen D. Dickson (4)(5)	Geologist; Chairman and	Chairman and Director,	65,000
Canada	Chief Executive Officer,	Dec.05/2002 to date
Gold-Ore Resources Ltd.,
Nov./2002 to date.

Wilson J. Barbour(4)	Independent Financial	Director, May 20/2003 to	85,000
Canada	Consultant.	date

(1)	For the purposes of disclosing positions held in the Company, “Company” shall include the Company and/or a parent or subsidiary thereof.
(2)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3) (4) (5)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees. Member of Audit Committee. Member of the Compensation Committee.
(6)	79,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

2.          Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal year ended December 31, 2004, there were no employment contracts between the Company and any of its subsidiaries and its senior management and there were no compensatory plans or arrangements, including payments to be received from the Company or any of its subsidiaries, with respect to its senior management save and except as set forth below:

Michael Williams resigned as Vice President, on January 31, 2004. Robert McLeod resigned as Vice President, Exploration, on January 19, 2004 and William Stanley was appointed Vice President, Exploration, on January 24, 2004.

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

o     the internal controls and management information systems of the Company

o     the quality and integrity of the Company’s financial statements

o     the Company’s compliance with legal and regulatory requirements

o     the auditor’s qualifications and independence; and

o     the performance of the Company’s internal audit function and auditors.

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
32

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

D. Employees

During the fiscal year ended December 31, 2004, the Company had four full-time employees.

E. Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at December 31, 2004:

	# of Common
	Shares held at		# of Stock
Name	March 1, 2005		Options	# of Warrants	Exercise Price	Expiry Date

David H. Watkins	623,800		-	300,000	$0.74	April 20/2005
	-		500,000	-	$0.25	June 16/2006
	-		100,000	-	$0.325	April 20/2007

William J. Coulter	334,875	(1)	-	50,000	$0.74	April 20/2005
	-		125,000	-	$0.25	June 16/2006
	-		50,000	-	$0.325	April 20/2007

James K.B. Hesketh	25,000		50,000	-	$0.22	Dec. 5/2005
	-		25,000	-	$0.25	June 16/2006
	-		50,000	-	$0.325	April 20/2007

Glen D. Dickson	65,000		225,000	-	$0.22	Dec. 5/2005
	-		25,000	-	$0.25	June 16/2006
	-		50,000	-	$0.325	April 20/2007

Wilson J. Barbour	85,000		50,000	-	$0.23	June 2/2006
	-		50,000	-	$0.325	April 20/2007

Teresa Cheng	175,060		-	20,000	$0.74	April 20/2005
	-		175,000	-	$0.25	June 16/2006
	-		50,000	-	$0.325	April 20/2007

(1)	79,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William Coulter.

Incentive Stock Options Plan

The Company adopted an Employee Incentive Stock Options Plan (the “Plan”) at the Annual General Meeting held on April 12, 1996, as amended at the Annual General Meeting held on June 16, 2000, the Annual and Extraordinary General Meeting held on June 8, 2001, and the Annual and Extraordinary General Meeting held on May 20, 2003, where under up to a total of 3,934,000 common shares may be allocated and reserved for option. As of the date hereof, 3,195,500 common shares have been granted under the Existing Plan so that 738,500 common shares are available for option under the Plan.

The Company will be seeking the approval of the shareholders at the Meeting to be held on April 14, 2005, to increase the number of shares that have been allocated and reserved for use in the Company’s Existing Plan from 3,934,000 to 5,000,000 shares. At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the Company’s Existing Plan be deleted in its entirety and a new Incentive Stock Option Plan (the “Amended and Restated Plan”) be adopted in its place and stead. A copy of the Amended and Restated Plan is filed as an exhibit to this annual report.

All outstanding incentive stock options will automatically be subject to the terms and conditions of the Amended and Restated Plan. The Plan complies with the rules set forth for such plans by The Toronto Stock Exchange (the “Exchange”) and provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options are issued at the discretion of the Board of Directors. The exercise price must not be lower than the “market price” of the common shares on the Exchange at the time of grant. In the context of the Plan, “market price” means the closing price of the Company’s shares on the Exchange at the close of trading which immediately preceded the time that the option was granted. If the shares of the Company do not trade on such day, the “market price” shall be the average of the bid and the ask prices on the previous trading day.

The Plan also provides for a maximum term of ten years for all options.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers and employees to continue and to increase their efforts in promoting the Company’s operations to the mutual benefit of both the Company and such individuals.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

To the knowledge of the directors and senior officers of the Company, there is no person beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Tabled below is the distribution of the registered shareholders of the Company at December 31, 2004, as provided by the Company’s transfer agent, Pacific Corporate Trust Company:

Country	Total Holders	%	Total Holdings	%

USA	28	11.16	2,549,877	6.55
Canada	221	88.05	35,800,995	91.91
Other Countries	2.080		600,000	1.54

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

ITEM 8.         FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

Financial Statements

Attached hereto are the audited financial statements of the Company for the fiscal years ended December 31, 2004 and 2003. The financial statements are accompanied by auditors’ reports and related notes. See “Item 17. Financial Statements”.

Legal Proceedings

The Company has assigned its full interest in the Jarbidge claims to Atna Resources Inc. (ARI), its wholly owned Nevada subsidiary. ARI has been joined to a lawsuit pending in the Fourth Judicial District Court of Elko County, Nevada. The Plaintiff is the underlying owner of the Jarbidge claims, which are held under option by ARI. The action seeks to condemn a right of way on an existing road across certain patented claims to provide access to the mineral claims held under option by ARI. ARI is pursuing the action as well as exploring alternate means to settle the litigation. The Management of the Company believes that the lawsuit has no significant effects on the Company’s financial position.

B.         Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.         THE OFFERING AND LISTING

A.         Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock are set forth below.

a.	For the five most recent full financial years: the annual high and low market closing prices:

		High	Low

	2000	$0.85	$0.375
	2001	0.59	0.24
	2002	0.51	0.19
	2003	0.62	0.21
	2004	0.95	0.29

b.	For the two most recent full financial years and any subsequent period: the high and low market
	closing prices for each full financial quarter:

		High	Low

	Fiscal 2003
	First Quarter, ended 03/31/03	$0.33	$0.23
	Second Quarter, ended 06/30/03	0.285	0.21
	Third Quarter, ended 09/30/03	0.41	0.24
	Fourth Quarter, ended 12/31/03	0.62	0.34

	Fiscal 2004
	First Quarter, ended 03/31/04	$0.56	$0.40
	Second Quarter, ended 06/30/04	0.48	0.29
	Third Quarter, ended 09/30/04	0.49	0.35
	Fourth Quarter, ended 12/31/04	0.95	0.45

	Fiscal 2005
	First two months, ended 02/28/05	$0.83	$0.57

c.	For the most recent six months: the high and low market closing prices for each month:

		High	Low

	September 2004	$0.48	$0.40
	October 2004	0.64	$0.45
	November 2004	0.95	0.61
	December 2004	0.87	0.70
	January 2005	0.79	0.65
	February 2005	0.83	0.57

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

ITEM 10.         ADDITIONAL INFORMATION

A.         Share Capital

At the Company’s last Annual and Extraordinary General Meeting held on May 13, 2004, the shareholders approved a special resolution, altering and increasing the authorized share capital from 100,000,000 Common Shares without par value to 150,000,000 Shares, divided into 100,000,000 Common Shares without par value and 50,000,000 Preferred Shares without par value, having attached thereto the Special Rights and Restrictions as set forth in the Articles of the Company. The general effect of the alteration of the capital of the Company was the creation of 50,000,000 Preferred Shares without par value, having attached thereto Special Rights and Restrictions. Briefly, the special rights and restrictions to be attached to the Preferred shares would grant to the holders of such shares the right to receive dividends in priority to the holders of the Common Shares, to priority on the winding up of the Company and, in respect of any particular series of Preferred Shares, voting, redemption, purchase, repayment of capital and voting rights, as determined by the directors by resolution in creating such series.

Transition Under the Business Corporations Act (British Columbia)

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “BCBCA”) replaced the previous Company Act (British Columbia) (the “Old Act”). As a consequence, all British Columbia companies are now governed by the BCBCA. The BCBCA modernizes and streamlines company law in British Columbia and represents an improvement over the Old Act. Every British Columbia company must transition under the BCBCA within two years from the coming into force of the BCBCA. Companies that have not completed the transition cannot complete various corporate actions, including capital alterations and name changes.

Increase of Authorized Capital

As now permitted by the BCBCA, the Company proposes to alter the Articles of the Company to increase the authorized capital from 150,000,000 Shares divided into 100,000,000 Common Shares without par value (the "Common Shares") and 50,000,000 Preferred shares without par value (the "Preferred Shares") to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares.

The BCBCA recognized that companies should not be required to place limitations on their authorized capital and, accordingly, the ability to maintain an unlimited authorized capital is one of the advantages offered by the BCBCA. Therefore, the Company will seek the approval of not less than 75% of the votes cast by the shareholders present at the Meeting, to be held on April 14, 2005, in person or by proxy, to increase the authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

The table presented below reports on the current authorized capital of the Company.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2004	Outstanding as at March 1, 2005

		$40,795,561	$40,828,423
Common Shares	100,000,000	(38,950,872 shares)	(39,032,122 shares)

Preferred Shares	50,000,000	Nil	Nil

As at March 1, 2005, the Company had outstanding stock options to purchase a total of 2,300,000 common shares, exercisable at prices ranging from $0.22 to $0.60 per share prior to February 8, 2008 and share purchase warrants to purchase a total of 8,422,695 common shares, exercisable at prices ranging from $0.43 to $0.74 per share prior to November 23, 2005.

The following table sets out a history of the Company’s share capital for the three most recently completed fiscal years to the date of this document:

	2004		2003		2002

	Number of		Number of		Number of
	Shares	Amount	Shares	Amount	Shares	Amount

Opening balance	30,194,667	$36,524,790	21,757,037	$34,051,138	21,757,037	$34,051,138
Issued for:
Private placement	7,280,000	3,648,757	6,976,000	2,099,227	-	-
Warrants	501,785	225,803	-	-	-	-
Agents’ warrants	534,420	232,658	-	-	-	-
Purchase of marketable securities	-	-	-	-	-	-
Exercise of stock options	410,000	147,653	400,000	99,250	-	-
Property	30,000	15,900	300,000	99,950	-	-
Severance settlement	-	-	761,630	175,175	-	-

Closing balance	38,950,872	$40,795,561	30,194,667	$36,524,790	21,757,037	$34,051,138

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

Under the BCBCA, as discussed in Item A. Share Capital, above, all British Columbia companies are now governed by the BCBCA and must transition under the BCBCA within two years from the coming into force of the BCBCA. The BCBCA modernizes and streamlines company law in British Columbia and represents an improvement over the Old Act. The main differences between the Old Act and the BCBCA are:

  The BCBCA permits an unlimited authorized share capital, and shares may be created with or without par value. The Old Act required that the authorized capital be fixed at a number approved by the shareholders.
  There are no residency requirements for directors under the BCBCA. The Old Act required that at least one director be a resident of British Columbia, and that a majority of the directors be resident in Canada.
  Special Resolutions of shareholders may now be passed by a minimum of a two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.
  General meetings may now be held outside British Columbia if the location is approved by resolution of the directors. Under the Old Act, a general meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies (the “Registrar”) to hold the general meeting elsewhere.
  The requirement to publish advance notice of election of directors has been removed under the BCBCA.
  The BCBCA provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares may submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the Company.
  Under the BCBCA, dividends may be declared out of profits, capital or otherwise. As well, the BCBCA does not automatically make directors liable to the Company for the declaration of dividends while the Company is insolvent.
  The BCBCA does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders. Under the Old Act, the offer was required to be made pro-rata.
  The BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended. Defence costs may also be advanced by a company in certain cases.
  Directors’ and shareholders’ meetings may be held by any form of communications medium permitted under the Articles, including internet chat lines and telephones. In addition, directors’ consent resolutions may be passed in the manner provided under the Articles, including e-mail.
  A company may provide financial assistance in connection with the purchase of its shares under the BCBCA, which was not permitted under the Old Act.
  A company may in limited circumstances amalgamate with a foreign company under the BCBCA, without the requirement to first continue the second company into British Columbia. Amalgamations no longer require court approval, although court approval may still be requested.

Under the BCBCA, a pre-existing British Columbia company is not required to change its Articles. However, most public companies will likely wish to do so in order to take advantage of the more permissive provision of the BCBCA.

Removal of Pre-Existing Company Provisions

Under the BCBCA, the Notice of Articles to be adopted by the Company must indicate that certain “Pre-Existing Company Provisions” or “PCPs” continue to apply to the Company unless such provisions are removed with the approval of the shareholders by way of special resolution. Until removed, the PCPs will impose the following provisions relevant to the Company.

  The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. This is the majority that was required under the Old Act. The BCBCA allows a special resolution to be passed by a minimum of a two-thirds vote. The Company is proposing to reduce the requisite majority to pass a special resolution to two-thirds of the shares voted at a properly constituted meeting of shareholders; and
  A repurchase or redemption of shares can only be offered pro-rata to all shareholders. The provision was required under the Old Act, and has been removed under the BCBCA. The Company is proposing to remove this requirement.

The Company will seek the approval of not less than 75% of the votes cast by the shareholders present at the Meeting to be held on April 14, 2005, in person or by proxy, to remove the PCP’s in connection with the adoption of a new form of Articles that incorporates provisions under the BCBCA.

Replacement of Articles

The Company is proposing to replace the existing Articles (the “Existing Articles”) of the Company with a new form of Articles (the “New Articles”) that take advantage of the greater flexibility provided under the BCBCA. The New Articles will be consistent with the terms and provisions of the BCBCA. A copy of the New Articles is filed as an exhibit to this annual report, however, the following is a list of certain key provisions contained in the New Articles that represent a change from the Existing Articles;

Replacement of Articles

The Company is proposing to replace the existing Articles (the “Existing Articles”) of the Company with a new form of Articles (the “New Articles”) that take advantage of the greater flexibility provided under the BCBCA. The New Articles will be consistent with the terms and provisions of the BCBCA. A copy of the New Articles is filed as an exhibit to this annual report, however, the following is a list of certain key provisions contained in the New Articles that represent a change from the Existing Articles;

  Shareholder Resolutions at Meetings: The requisite majority to pass a special resolution at a meeting of shareholders is decreased from a three-quarters majority to a two-thirds majority;
  Location of Shareholder Meetings: General meetings of shareholders may now, if the location is approved by directors’ resolution, be held outside British Columbia.
  Time of Shareholder Meeting: General Meetings of shareholders of the Company are required to be held each calendar year and not more than 15 months (rather than 13 months as was previously the case) after the holding of the last preceding annual general meeting.
  Redemption and Repurchase: Any offer by the Company to purchase or redeem its own shares need not be made pro-rata to all the shareholders.
  Resolutions Required to Effect Capital Alterations: Changes to the Company’s capital structure may be effected by ordinary resolution, including the following changes:

            o creation or cancellation of one or more classes or series of shares;

                o creation or removal of special rights and restrictions attaching to any class or series of shares;

                o changing the authorized capital

                o consolidating or subdividing all or any of the Company’s issued or unissued shares and

                o other alterations to the share capital and authorized capital, where permitted under the BCBCA.

  Change of Name: The Company’s name may be changed by ordinary resolution or resolution of the directors.
  Director Indemnification: The New Articles reflect the provisions of the BCBCA with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

  Auditor's Remuneration: The remuneration of the auditor of the Company may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.
  Removal of Director: A director of the Company may be removed as a director of the Company before the expiration of the director’s term of office pursuant to an ordinary resolution of the shareholders whereas under the Existing Articles and the Old Act, such removal of a director required a special resolution of the shareholders.

In addition, the BCBCA contemplates that companies may now adopt a provision in its Articles requiring an exceptional majority (in excess of that required to pass a special resolution) in respect of certain matters to be voted upon by shareholders. Management does not intend to include in the New Articles any requirement for an exceptional majority.

The Company will seek the approval of not less than 75% of the votes cast by the shareholders present at the Meeting to be held on April 14, 2005, in person or by proxy, for the cancellation of the existing Articles of the Company and the adoption of a new form of Articles as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company.

The foregoing amendments to the Notice of Articles and Articles, if approved by the shareholders, shall each take effect immediately on the date and time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies and, in the case of the Articles, upon their execution and delivery to the records office of the Company. The Articles are no longer required to be filed with the Registrar of Companies.

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

The Company entered into a letter agreement dated June 5, 2003 with Southern Rio Resources Ltd. (SRIO) whereby SRIO could acquire a 100% interest on the Uduk property, subject to a 3% NSR, by issuing to the Company 150,000 common shares of SRIO (received) of which 37,500 shares were subsequently assigned by the Company as a finder’s fee.

In an agreement effective July 1, 2003, the Company obtained an exclusive lease and right to purchase a 100% interest in the Coal Canyon property, Nevada, USA, subject to a 3% NSR royalty, for a purchase price of US$200,000. The lease agreement requires the Company to pay rental payments of US$5,000 (paid) on execution of the agreement, US$10,000 and US$20,000 respectively, for the first two years and US$25,000 on each subsequent anniversary. The rental payments are to be credited against the purchase price. The lease agreement was terminated by the Company in 2004 and the property was returned to the underlying owner.

The Company entered into an agreement dated August 15, 2003 with Newmont USA Limited (Newmont), a subsidiary of Newmont Mining Corporation, whereby Newmont can earn a 51% interest in the Company’s Clover Property by incurring an aggregate of US$2,500,000 in exploration expenditures and paying to the Company an aggregate of US$195,000 (US$25,000 received) prior to November 1, 2010, and by making additional annual cash payments of US$75,000 thereafter until production. This agreement was terminated in 2004.

The Company entered into an agreement dated August 22, 2003 with Great Basin Gold Ltd. (GBG) whereby GBG can earn a 70% interest in the Company’s Golden Cloud property by paying the Company an aggregate of US$400,000 (US$25,000 received) and incurring an aggregate of US$2,500,000 in exploration expenditures prior to August 22, 2008, and by assuming all option and underlying property maintenance payments. During 2004, the GBG option was terminated and the Company returned the property to the underlying owner, retaining no further interest.

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada by paying a total of US$600,000 (US$10,000 paid) to the Optioner by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 by December 5, 2006. The property is subject to NSRs ranging from 1.5-2.5%.

The Company entered into an agreement dated December 23, 2003 with Pacific Ridge Exploration Ltd. (Pacific) whereby Pacific can earn a 60% interest in the Sno property by incurring minimum expenditures of US$2,000,000 and making payments to the underlying Optioner totalling US$180,000 by April 10, 2007 and issuing to the Company an aggregate of 1,000,000 shares (100,000 shares received) of Pacific by December 31, 2007. Pacific terminated its option and the Company returned the property to the underlying owner, retaining no further interest.

2004	By an agreement dated January 17, 2004, the Company acquired a 100% interest in the 25 Searchlight claims located in Clark County, Nevada, by issuing 30,000 common shares of the Company.

The Company entered into a letter agreement with Grandcru Resources Corp. (Grandcru) whereby Grandcru can earn up to a 55% interest in the Company’s Clover project by issuing an aggregate of 1,000,000 common shares to the Company by June 1, 2007, incurring aggregate exploration expenditures of $2,500,000 by June 1, 2008. Grandcru may then earn an additional 15% interest by completing a bankable feasibility study on the property. Grandcru terminated its option in February, 2005.

The Company sold its 39.4% interest in the Wolverine properties to its former joint venture partner, Expatriate Resources Ltd. on May 31, 2004. The Company received $2,000,000 in cash payments, 10,000,000 common shares in Expatriate, 5,000,000 warrants exercisable for 2 years at a price of $0.32 per share, and a net smelter royalty on revenues from precious metals indexed to the price of silver. The royalty is 4% at a price of US$5.00 per ounce of silver, increasing to 10% if the price of silver exceeds US$7.50 per ounce.

The Company entered into in an agreement effective August 12, 2004, with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation), whereby the Company may acquire up to 100% interest in the Pinson Mine Property. The Company may acquire an initial 70% interest in the Pinson Property by spending US$12 million over 4 years with a commitment to spend US$1.5 million in the first year. Upon The Company’s vesting with a 70% interest in the project and delivering a preliminary feasibility study, Pinson may elect to:

 1)  Back-in to a 70% interest by spending an additional US$30 million on the project over a 3-year period, OR

2) Form a 70:30 joint venture, with the Company holding a 70% interest as Operator and each party contributing its share of further expenditures, OR

3) Offer to sell its remaining 30% interest to the Company for US$15 million, thus bringing the Company’s interest in the project to 100%.

Through an agreement dated September 7, 2004, the Company optioned the Triple Junction/Dixie Fork properties to Sahelian Goldfields Inc. Sahelian may earn a 55% interest in the properties by drilling a minimum of 15,000 feet and may increase its interest to 70% by completing a feasibility study on the property. The Company retains the right to participate with either a 45 or 30 percent interest, depending on Sahelian’s election.

The Company purchased the remaining 33.7% interest in the Marg Property from its joint venture partner Cameco in September 2004, by making a cash payment of $80,000.

The Company entered into an option agreement on the Marg Property with Yukon Gold Corporation (“Yukon Gold”) on November 25, 2004, and subsequently sold 100% of the property to Yukon Gold on March 1, 2005, for an aggregate of $1,600,000 in cash and 400,000 common shares of Yukon Gold. The Company has received an initial payment of $150,000 and 133,333 common shares. Subsequent payments are scheduled as follows: $50,000 cash and 133,333 common shares on or before December 12, 2005; $100,000 cash and an additional 133,334 common shares on or before December 12, 2006; $100,000 on or before December 12, 2007; and $200,000 on or before December 12, 2008, payable as a combination of cash or shares. Upon the commencement of commercial production, Yukon Gold shall pay the Company an additional $1,000,000 in a combination of cash and shares.

The Company entered into an option agreement with Valencia Ventures (“Valencia”) in October 2004, whereby Valencia may earn up to a 70% interest in the Cachinal de la Sierra Property in Chile by making cash payments totaling $95,000 and spending $1,500,000 within three years.

2005	By an agreement dated February 4th, 2005, the Company leased eight (8) patented lode mining claims located in the Jarbidge Mining District, Elko County, Nevada, from Century Gold LLC. The agreement calls for an initial payment to the property owner of US$5,000 (paid) and annual lease payments ranging from US$5,000 on the first anniversary up to US$25,000 per year on the eighth anniversary and thereafter. The mining lease calls for a 5% NSR royalty and the Company has the option of purchasing one-half (2.5%NSR) of the retained production royalty within the first 10 years of the agreement for US$2,000,000.

By an agreement dated February 4th, 2005, the Company obtained an option to acquire 100% interest in six (6) unpatented lode mining claims located in the Jarbidge Mining District, Elko County, Nevada, from the Big Ledge Group. The agreement calls for gradually escalating annual payments ranging from an initial payment due on execution of US$1,500 (paid) toUS$6,000 on the forth anniversary date and thereafter. The Company may purchase 100% interest in the property for $500,000 and all annual payments are considered advanced royalty payments and recoupable from any actual production royalty payments due owner. The property is subject to a variable royalty of 1.5% NSR on gold sales below $350 per ounce gold up to a maximum of 3.0%NSR when gold is sold at greater than $400 per ounce.

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

The provisions of the Income Tax Act (Canada) (the “Tax Act”) are subject to income tax treaties to which Canada is a party, including the Canada — United States Income Tax Convention, 1980 (the “Convention”).

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

A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 month period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned, or had options, warrants or other rights to acquire, 25% or more of the Registrant’s issued shares of any class or series. In the case of a U.S. Holder to whom Common Shares represent taxable Canadian property, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares in the open market by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. Management of the Registrant believes that the value of the Registrant’s Common Shares is not derived principally from real property situated in Canada.

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

H.         Documents on Display

Documents referred to in this Annual Report may be inspected at the head office of the Company at Suite 510 — 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8 or the Company’s registered office at Suite 1040 — 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2 during normal business hours.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in Chile and the United States where the Company is conducting exploration activities.

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

Separation Time and Acquiring Person

The rights will separate and trade apart from the Common Shares and become exercisable at the separation time. “Separation time” generally means the close of business on the tenth trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or a competing bid, but under certain circumstances can mean the eighth trading day after a person becomes an “acquiring person” by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A “flip-in event” will, in general terms, occur when a person becomes an acquiring person. Upon the occurrence of a flip-in event, each right will entitle the holder to acquire, on payment of the exercise price, that number of Common Shares having a market value equal to two times the exercise price. However, any rights beneficially owned by an acquiring person or by any direct or indirect transferees of such person, will be void. The term “beneficial ownership” is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trusts and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert. There are several exceptions, including exceptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in a take-over bid.

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

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

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

B.         Code of Ethics

The Company has adopted the following code of ethics that applies to all the Company’s Officers, including the Chief Executive Officer and the Chief Financial Officer:

It is the policy of the Company that all officers, including the Chief Executive Officer and the Chief Financial Officer, adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interest and the interest of the Company, including receiving improper personal benefits as a result of his or her position.

2.	Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

3.	Comply with laws of federal, provincial and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

4.	Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

5.	Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities except when authorized or otherwise legally obligated to disclose. Do not use confidential information, acquired in the course of the performance of his or her responsibilities, for personal advantage. Do not compete directly or indirectly with the Company.

6.	Proactively promote ethical behavior among subordinates and peers.

7.	Use corporate assets and resources employed or entrusted in a responsible manner.

8.	Advance the Company’s legitimate interest and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

PART III

ITEM 17.         FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 13 to the financial statements.

ITEM 18.         FINANCIAL STATEMENTS

Not applicable.

ITEM 19.         EXHIBITS

Exhibit 1          Financial Statements filed as part of the annual report:

(i)	Auditors’ Report.
(ii)	Consolidated Balance Sheets as at December 31, 2004 and 2003.
(iii)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2004,
2003 and 2002.
(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
(v)	Notes to the Consolidated Financial Statements.

Exhibit 2         Stock Option Plan

Exhibit 3         New Articles

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
March 1, 2005