Form 20-F
ATNA RESOURCES LTD
filed 2006-02-09
CIK 1041548

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

[X] Item 17    [ ]  Item 18

I

TABLE OF CONTENTS

PART I

HYPERLINK \l "_Toc71005009" ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3. KEY INFORMATION

ITEM 4. INFORMATION ON THE COMPANY

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8. FINANCIAL INFORMATION

ITEM 9. THE OFFERING AND LISTING

ITEM 10. ADDITIONAL INFORMATION

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

HYPERLINK \l "_Toc71005073" PART II

HYPERLINK \l "_Toc71005074" ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15. CONTROLS AND PROCEDURES

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

HYPERLINK \l "_Toc71005080" PART III

HYPERLINK \l "_Toc71005081" ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

HYPERLINK \l "_Toc71005084" SIGNATURES

CERTIFICATIONS

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table summarizes certain financial information, which is derived from and should be read in conjunction with the audited consolidated financial statements included elsewhere herein. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Atna Resources, Inc., incorporated in the State of Nevada, U.S.A. and Minera Atna Chile Limitada, incorporated in Chile. The audited financial statements have been prepared in accordance with Generally Accepted Accounting Practices (‘GAAP’) in Canada and conform in all material respects with accounting principles generally accepted in the U.S.A. except as stated in Note 13 of the notes thereto. The following information should be read in conjunction with these financial statements and notes thereto, included in Item 19 of this report. All monetary data herein is stated in Canadian dollars. See Exchange Rates Data in this section.

	Year ended 12/31/04 $	Year ended 12/31/03 $	Year ended 12/31/02 $	Year ended 12/31/01 $	Year ended 12/31/00 $
Interest income	115,315	65,167	97,209	510,138	571,709
Other income	4,000	4,000	4,000	6,000	2,000
Operating revenue	Nil	Nil	Nil	Nil	Nil

Net Loss	4,222,611	1,764,935	5,273,769	1,995,641	2,714,984
Net Loss per common share	0.14	0.08	0.24	0.09	0.13

Total Assets	14,258,164	13,547,416	13,031,685	18,142,690	19,777,648
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Net Assets	13,586,976	13,482,199	12,678,906	17,952,675	19,643,531
Capital Stock	40,795,561	36,524,790	34,051,138	34,051,138	33,746,353
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of shares	38,950,872	30,194,667	21,757,037	21,757,037	21,108,557

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

B. Business Overview

Atna Resources Ltd. commenced operations in 1984. The Company is a mineral resource exploration company engaged primarily in the business of acquiring and exploring resource properties with a particular focus on base and precious metal deposits. During the period from 2000 to late 2002, the Company was focused on exploring advanced staged copper properties in Chile with the potential to generate near term profit and cash flow, and also on various precious metal exploration prospects. Since September 2002, the Company re-emphasized gold exploration projects and initiated a work program in Nevada. The Company has interests in properties in Canada (British Columbia and Yukon Territory), in the United States (Arizona and Nevada), and in South America (Chile). The Company's properties are currently at an “exploration stage”. The Company's properties are not subject to any mortgages and management is not aware of any encumbrances on any property.

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

D. Property, Plant and Equipment

1.  Pinson Mine Property, Humboldt County, Nevada.

a. Terms of Acquisition

The Company entered into in an agreement effective August 12, 2004, with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation), whereby the Company may acquire up to 100% interest in the Pinson Mine Property. The Company may acquire an initial 70% interest in the Pinson Property by spending US$12 million over 4 years with a commitment to spend US$1.5 million in the first year. Upon The Company’s vesting with a 70% interest in the project and delivering a preliminary feasibility study, Pinson may elect to:
1) Back-in to a 70% interest by spending an additional US$30 million on the project over a 3-year period, OR
2) Form a 70:30 joint venture, with the Company holding a 70% interest as Operator and each party contributing its share of further expenditures, OR
3) Offer to sell its remaining 30% interest to the Company for US$15 million, thus bringing the Company’s interest in the project to 100%.

b.	Location,Size, and Access.

The Pinson Mine property is located in Humboldt County, Nevada about 30 miles east of Winnemucca. It is accessible by an all weather road leading about 10 miles north of the Golconda Exit from Interstate Highway 80. within the Getchell Gold Belt in north-central Nevada

c.	History and Previous Exploration

The Pinson Mine property is located at the north end of the Battle Mountain - Eureka/Cortez trend where it intersects the Getchell trend. The area is prolifically mineralized with well over 24 million ounces of gold from past production and resources reported from the Getchell, Turquoise Ridge, Twin Creeks, Lone Tree and Pinson operations. The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged, Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone, a major ore control at the Getchell Mine to the north of the project. Gold mineralization at the project is associated with elevated levels of mercury, arsenic, and antimony and may be characterized as a Carlin-type gold system similar to the major producing gold mines in the Getchell, Carlin, and Battle Mountain Gold Belts of northern Nevada.

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

A drill program began at the end of August, 2004, to define a resource and to acquire geotechnical data in two target areas from near surface to a depth of 1,500 - 2,000 feet. Drilling focused more intensively on the relatively shallow portions of the CX zone, which extends from the base of the CX pit and on the Range Front zone, which dips below both the CX and the Mag pits. A total of 30 holes, including about 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails were completed by the end of February, 2005.

A resource estimate was carried out resulting in measured plus indicated mineral resources totalling 500,000 ounces gold plus an additional 1,300,000 ounces gold of inferred mineral resource. The resource is summarized at several cut-off grades in the following tables:

Range Front and CX Zones, Resource Estimate

	0.15 Au opt cut-off		0.20 Au opt cut-off		0.25 Au opt cut-off
	Tons	Grade Au opt	Tons	Grade Au opt	Tons	Grade Au opt
Measured	446,000	0.27	319,000	0.30	213,000	0.34
Indicated	1,313,000	0.30	1,148,000	0.32	860,000	0.36
M+I	1,758,000	0.30	1,467,000	0.32	1,073,000	0.35
and
Inferred	4,211,000	0.32	3,889,000	0.33	3,054,000	0.36

Range Front and CX Zones, Total Contained Ounces

	0.15 Au opt cut-off	0.20 Au opt cut-off	0.25 Au opt cut-off
Measured	119,000	97,000	73,000
Indicated	400,000	371,000	306,000
M+I	519,000	467,000	379,000
and
Inferred	1,332,000	1,273,000	1,084,000

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

Drilling, in the district was completed by Freeport McMoran Exploration in the early 1980’s directed towards the discovery of a bulk minable disseminated gold deposit. Freeport abandoned its efforts in 1982 after drilling six holes (1,441 meters). Freeport’s best intercept was 2.2 g/t gold and 22.7 g/t silver over a length of 10.7 meters. Following Freeport’s efforts, Moly Corp. entered the district and conducted an evaluation for bulk minable gold deposits. Moly Corp. drilled 13 holes, totaling 1,414 meters in 1984. The best interval intercepted by Moly Corp was 1.5 meters grading approximately 180 ppb gold.

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

e. Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Wolf property, nor any known commercial ore body.

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

15. White Bull Property, Liard Mining Division, B.C.

a. Terms of Acquisition

By agreement dated April 27, 1995, the Company entered into a 50:50 Joint Venture agreement with Jasper Holdings Co. (“Jasper”), and the claims were staked under this agreement. On August 21, 1995, the Company purchased Jasper's 50% interest in the property by issuing 25,000 common shares of the Company to Jasper.

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

The Company's financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Material differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in Note 13 to the financial statements of the Company included in Item 17 - Financial Statements.

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

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

During the 2004 fiscal year, the Company incurred a loss of $4,221,611 ($1,764,935 - 2003; $5,273,769 - 2002), resulting in basic and diluted loss per share of $0.14 ($0.08 - 2003; $0.24 - 2002). The loss is inclusive of $1,359,561 loss from the sale of Wolverine property ($nil - 2003; $nil - 2002); a write down of $40,537 ($191,267 - 2003; $nil - 2002) in Chile’s value-added tax receivable; a write-down of $1,881,155 ($743 - 2003; $1,824,956 - 2002) in mineral property costs; and a $nil ($32,799 - 2003; $485,455 - 2002) write down of holdings in marketable securities. The Company completed the sale of its minority stake in the Wolverine Joint Venture to Expatriate Resources Ltd. (“Expatriate”) in October 2004, for $2 million cash, 10,000,000 units of Expatriate and a NSR on precious metals indexed to the price of silver.

The Company raised a net amount of $3,648,757 ($2,099,277 - 2003; $nil - 2002) in a private placement equity financing during the fiscal 2004, by issuing 7,280,000 units. Each unit was comprised of one common share and one-half of one transferable share purchase warrant. Each one whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months, at a price of $0.70 per share. The Company received an aggregate amount of $109,500 ($99,250 - 2003; $nil - 2002) from the exercise of employees’ stock options and $458,460 ($nil - 2003; $nil - 2002) from the exercise of share purchase warrants.

Interest and other income for the 2004 fiscal year was $119,315 ($69,167 - 2003; $101,209 - 2002). The increase in interest and other income was the result of the new investment policy adopted by the Company in late 2004. The Company now invests a certain portion of its investments in bond and income trusts funds instead of investing in short-term deposits only.

General and administrative expenses for the 2004 fiscal year decreased to $896,057 ($929,001 - 2003; $1,072,641 - 2002). During 2003, $175,175 of the expenses related to the termination of employment agreements with three employees who were paid out by the issuance of 761,630 treasury shares. During 2002, $378,356 of the 2002 expenses related to a one-time severance expense in relation to the termination of four employees. If the severance expenses were excluded, the general and administrative expenses for the 2004 fiscal year were increased by $142,231 over 2003, and by $59,541 over 2002. The increase was primarily attributed to the shareholder communications which increased to $363,859 ($176,922 - 2003 and $185,495 - 2002) by the Company employing an external consultant to facilitate its promotional activities in Europe and the increase in attending the various promotional exhibitions; the wages and benefits of $202,546 ($139,464 - 2003 and $180,637 - 2002) includes a one-time bonus of $33,000 paid to its President.

During 2003, the Company elected the early adoption of the CICA released amendments to Section 3870 which resulted in a $94,770 ($94,576 - 2003; $nil - 2002) in stock-based compensation expense to the current fiscal year. The Company previously disclosed stock-based compensation of $24,023 in 2002 as pro forma information.

Exploration and business development for the 2004 fiscal year was $208,268 ($717,756 - 2003; $1,906,424 - 2002). The reduction mainly reflects the Company’s change in focus from regional exploration to specific projects in exploring its gold properties in Nevada. Expenses include the internal allocation of Company salaries based on time spent on this activity, fees charged by outside consultants and engineering firms, and travel expenses related to due diligence activities. Of the 2002 amount, $1,194,212 incurred in due diligence expenses related to copper prospects in Chile, and $463,643 incurred in due diligence expenses related to a project in Spain.

The Company incurred $3,073,956 ($694,915 - 2003; $1,053,169 - 2002) in deferred exploration and acquisition costs, which were partially offset by an amount of $331,000 received as option payments; and a $28,006 received as management fees and reimbursement from third parties on Nevada properties in 2004. Deferred exploration and acquisitions costs were offset by $70,050 received as option payments on Nevada properties in 2003. Offsets in 2002 totalled $319,774 including $295,402 received from its partner and spent on the Chañarcillo exploration program in Chile.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

During the 2003 fiscal year, the Company incurred a loss of $1,764,935 ($5,273,769 - 2002), resulting in basic and diluted loss per share of $0.08 ($0.24 - 2002). The loss is inclusive of a write down of $191,267 ($nil - 2002) in Chile’s value-added tax receivable; and a gain of $4,665 (loss of $492,859 - 2002) in assets disposition; $nil ($78,098 - 2002) write-off of the Company’s investment in the VGCG limited partnership; and a write down of $743 ($1,824,956 - 2002) in mineral property costs. Mineral property write-downs in 2002 included $1,711,723 related to Chilean properties; $52,307 related to Alaskan properties; and $60,925 related to British Columbian properties.

The Company raised a net amount of $2,099,277 ($nil - 2002) in private placement equity financing during the fiscal 2003, by issuing 6,571,000 units at a price of $0.35 per unit. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each one whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months, at a price of $0.45 per share.

Interest and other income for the 2003 fiscal year was $69,167 ($101,209 - 2002). The reduction in interest and other income was the combined result of the reduced interest rates and lower average balances of cash and cash equivalents.

General and administrative expenses for the 2003 fiscal year decreased to $723,077 ($1,008,644 - 2002). $175,175 of the 2003 amount related to the termination of employment agreements with three employees who were paid out by the issuance of 761,630 treasury shares. $378,356 of the 2002 amount related to a one-time severance expense in relation to the termination of four employees. If the severance expenses were excluded, the general and administrative expenses for the 2003 fiscal year were $547,902 ($630,288 - 2002). The overall cost of operating decreased primarily due to reorganization that took place in late 2002. The Company anticipates an increase in 2004 due to the new office space in Vancouver and a new office in Nevada, USA.

During 2003, the Company elected the early adoption of the CICA released amendments to Section 3870, which resulted in a $94,576 (nil $ - 2002) in stock-based compensation expense to the current fiscal year. The Company previously disclosed stock-based compensation as pro-forma information.

Exploration and business development for the 2003 fiscal year was $717,756 ($1,906,424 - 2002). The reduction mainly reflects the Company’s change in focus from advanced international development projects to early stage exploration for gold in Nevada. Expenses include the internal allocation of Company salaries based on time spent on this activity, fees charged by outside consultants and engineering firms, and travel expenses related to due diligence activities. Of the 2002 amount, $1,194,212 incurred in due diligence expenses related to copper prospects in Chile, and $463,643 incurred in due diligence expenses related to a project in Spain, and the balance of $248,569 incurred in general exploration expenses related to other submittal projects in North America.

The Company incurred $694,915 ($1,053,169 - 2002) in deferred exploration and acquisition costs related to properties in Nevada. Deferred exploration and acquisitions costs were offset by $70,500 received as option payments on Nevada properties in 2003. Offsets in 2002 totalled $319,774 including $295,402 received from its partner and spent on the Chañarcillo exploration program in Chile.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and officers of the Company as at March 1, 2005, are as follows:

Name and Position in the Registrant	Other Principal Directorships	Principal Business Activities Outside the Company
Glen D. Dickson(1)(2) Chairman and Director	Gold-Ore Resources Ltd., Cumberland Resources Ltd.	Chairman and CEO of Gold-Ore Resources Ltd.
David H. Watkins President, Chief Executive Officer and Director	Ashton Mining of Canada Inc., Maudore Minerals Ltd., Golden Goose Resources Inc.	None
William J. Coulter(1)(2) Director	Commander Resources Ltd. (formerly Major General Resources Ltd.)	Chairman of Commander Resources Ltd.
James K.B. Hesketh(1)(2) Director	Canyon Resources Corporation, Apogee Minerals Ltd.	President and COO of Canyon Resources Corporation and President of Kalex Inc.
Wilson J. Barbour(1) Director	None	None
William R. Stanley Vice President, Exploration	None	None
G. Ross McDonald Chief Financial Officer	Corriente Resources Inc., Frontier Pacific Mining Corp., Fjordland Explorations Ltd.	Self-employed Chartered Accountant
Terry L. Owen Vice President, Operations	None	Self-employed Independent Mining Engineer/Consultant
Bonnie L. Whelan Corporate Secretary	Ascot Resources Ltd.	None

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.

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

James K.B. Hesketh

Mr. Hesketh has worked in all aspects of the mining industry over the past 25 years. Mr. Hesketh is presently the President and Chief Operating Officer of Canyon Resources Corporation and the President of Kalex Inc. a strategic and management consulting company.

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

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(3) granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compen- sation ($)
David H. Watkins President, Chief Executive Officer and Director	2004	135,000	33,000	Nil	100,000(6)	Nil	Nil	n/a
William J. Coulter Director	2004	n/a	Nil	Nil	50,000(6)	Nil	Nil	n/a
James K.B. Hesketh Director	2004	n/a	Nil	Nil	50,000(6)	Nil	Nil	n/a
Glen D. Dickson Chairman and Director	2004	n/a	Nil	Nil	50,000(6)	Nil	Nil	n/a
Wilson J. Barbour Director	2004	n/a	Nil	Nil	50,000(6)	Nil	Nil	n/a
Michael Williams(7) Vice President	2004	5,617	Nil	Nil	Nil	Nil	Nil	n/a
Robert J. McLeod(7) VP Exploration	2004	7,083	Nil	Nil	Nil	Nil	Nil	n/a
Teresa Cheng Secretary & Chief Financial Officer	2004	72,000	Nil	Nil	50,000(6)	Nil	Nil	n/a
William R. Stanley VP Exploration	2004	112,996	Nil	Nil	250,000(5) 50,000(6)	Nil	Nil	n/a

Notes:	(1)	Financial year for the period January 1 to December 31.
(2)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Stock Options are exercisable at a price of $0.50 per share prior to January 9, 2007.
(6)	Stock Options are exercisable at a price of $0.325 per share prior to April 20, 2007.
(7)	Resigned as officer and employee of the Company during the fiscal year ended December 31, 2004.

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

The information in the following table has been provided by the respective directors:

Name, Country of Ordinary Residence	Present principal Occupation, business or employment and, if not elected a director by a vote of security holders, occupation, business or employment during the past 5 years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Nominees for Election - Directors whose terms of office will expire at the Annual General Meeting in 2008
William J. Coulter(4)(5) Canada	Chairman and Chief Executive Officer, Commander Resources Ltd., Feb./2004 to date; President, Major General Resources Ltd.., August 1999 to Feb./2004.	Director, Jun.01/1984 to date	331,275(6)
James K.B. Hesketh(4)(5) United States	President & COO, Canyon Resources Corporation, Mar./2005 to date; President, Kalex Inc, Jun./1994-Feb./2005; VP & Principal Mining Engineer, NM Rothschild & Sons (Denver) Inc., Feb./2000-Jan./2004.	Director, Sep.20/2001 to date	25,000
Directors whose terms of office will expire at the Annual General Meeting in 2007
David H. Watkins Canada	President, Chief Executive Officer and Director of the Company.	President and Chief Executive Officer, Mar.22/2000 to date	623,800
Directors whose terms of office will expire at the Annual General Meeting in 2006
Glen D. Dickson (4)(5) Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd., Nov./2002 to date.	Chairman and Director, Dec.05/2002 to date	65,000
Wilson J. Barbour(4) Canada	Independent Financial Consultant.	Director, May 20/2003 to date	85,000

(1)	For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(2)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.
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

3. Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee. These committees are comprised entirely of unrelated directors. The Board has adopted a charter with respect to its Audit and Compensation Committees and a Code of Ethics for Officers, as more fully set forth below:

1. Audit Committee Charter

Purpose

A.	The Committee serves as the representative of the Board for the general oversight of the Company’s affairs relating to:

•	the internal controls and management information systems of the Company
•	the quality and integrity of the Company’s financial statements
•	the Company’s compliance with legal and regulatory requirements
•	the auditor’s qualifications and independence; and
•	the performance of the Company’s internal audit function and auditors.

B.	Through its activities, the Committee facilitates open communication among directors, auditors and management by meeting in private sessions regularly with these parties.

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

E. Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at December 31, 2004:

Name	# of Common Shares held at March 1, 2005	# of Stock Options	# of Warrants	Exercise Price	Expiry Date
David H. Watkins	623,800 - -	- 500,000 100,000	300,000 - -	$0.74 $0.25 $0.325	April 20/2005 June 16/2006 April 20/2007
William J. Coulter	334,875(1) - -	- 125,000 50,000	50,000 - -	$0.74 $0.25 $0.325	April 20/2005 June 16/2006 April 20/2007
James K.B. Hesketh	25,000 - -	50,000 25,000 50,000	- - -	$0.22 $0.25 $0.325	Dec. 5/2005 June 16/2006 April 20/2007
Glen D. Dickson	65,000 - -	225,000 25,000 50,000	- - -	$0.22 $0.25 $0.325	Dec. 5/2005 June 16/2006 April 20/2007
Wilson J. Barbour	85,000 -	50,000 50,000	- -	$0.23 $0.325	June 2/2006 April 20/2007
Teresa Cheng	175,060 - -	- 175,000 50,000	20,000 - -	$0.74 $0.25 $0.325	April 20/2005 June 16/2006 April 20/2007

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

Tabled below is the distribution of the registered shareholders of the Company at December 31, 2004, as provided by the Company’s transfer agent, Pacific Corporate Trust Company:

Country	Total Holders	%	Total Holdings	%
USA Canada Other Countries	28 221 2	11.16 88.05 .080	2,549,877 35,800,995 600,000	6.55 91.91 1.54

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

High Low

2000$0.85 $0.375
20010.59 0.24
20020.51 0.19
20030.62 0.21
20040.95 0.29

b.	For the two most recent full financial years and any subsequent period: the high and low market closing prices for each full financial quarter:

High Low

Fiscal 2003
First Quarter, ended 03/31/03 $0.33 $0.23
Second Quarter, ended 06/30/030.285 0.21
Third Quarter, ended 09/30/030.41 0.24
Fourth Quarter, ended 12/31/030.62 0.34

Fiscal 2004
First Quarter, ended 03/31/04$0.56 $0.40
Second Quarter, ended 06/30/040.48 0.29
Third Quarter, ended 09/30/040.49 0.35
Fourth Quarter, ended 12/31/040.95 0.45

Fiscal 2005
First two months, ended 02/28/05$0.83 $0.57

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

Increase of Authorized Capital

As now permitted by the BCBCA, the Company proposes to alter the Articles of the Company to increase the authorized capital from 150,000,000 Shares divided into 100,000,000 Common Shares without par value (the "Common Shares") and 50,000,000 Preferred shares without par value (the “Preferred Shares”) to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. The BCBCA recognized that companies should not be required to place limitations on their authorized capital and, accordingly, the ability to maintain an unlimited authorized capital is one of the advantages offered by the BCBCA. Therefore, the Company will seek the approval of not less than 75% of the votes cast by the shareholders present at the Meeting, to be held on April 14, 2005, in person or by proxy, to increase the authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

The table presented below reports on the current authorized capital of the Company.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2004	Outstanding as at March 1, 2005
Common Shares	100,000,000	$40,795,561 (38,950,872 shares)	$40,828,423 (39,032,122 shares)
Preferred Shares	50,000,000	Nil	Nil

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

•
The BCBCA permits an unlimited authorized share capital, and shares may be created with or without par value. The Old Act required that the authorized capital be fixed at a number approved by the shareholders.

•
There are no residency requirements for directors under the BCBCA. The Old Act required that at least one director be a resident of British Columbia, and that a majority of the directors be resident in Canada.

•	Special Resolutions of shareholders may now be passed by a minimum of a two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

•
General meetings may now be held outside British Columbia if the location is approved by resolution of the directors. Under the Old Act, a general meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies (the “Registrar”) to hold the general meeting elsewhere.

•	The requirement to publish advance notice of election of directors has been removed under the BCBCA.

•
The BCBCA provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares may submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the Company.

•
Under the BCBCA, dividends may be declared out of profits, capital or otherwise. As well, the BCBCA does not automatically make directors liable to the Company for the declaration of dividends while the Company is insolvent.

•	The BCBCA does not require that a company’s offer to purchase or redeem its own shares be made on a pro-rata basis to all shareholders. Under the Old Act, the offer was required to be made pro-rata.

•
The BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended. Defence costs may also be advanced by a company in certain cases.

•
Directors’ and shareholders’ meetings may be held by any form of communications medium permitted under the Articles, including internet chat lines and telephones. In addition, directors’ consent resolutions may be passed in the manner provided under the Articles, including e-mail.

•	A company may provide financial assistance in connection with the purchase of its shares under the BCBCA, which was not permitted under the Old Act.

•
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

•
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

•
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

•	Shareholder Resolutions at Meetings: The requisite majority to pass a special resolution at a meeting of shareholders is decreased from a three-quarters majority to a two-thirds majority;

•	Location of Shareholder Meetings: General meetings of shareholders may now, if the location is approved by directors’ resolution, be held outside British Columbia.

•
Time of Shareholder Meeting: General Meetings of shareholders of the Company are required to be held each calendar year and not more than 15 months (rather than 13 months as was previously the case) after the holding of the last preceding annual general meeting.

•	Redemption and Repurchase: Any offer by the Company to purchase or redeem its own shares need not be made pro-rata to all the shareholders.

•	Resolutions Required to Effect Capital Alterations: Changes to the Company’s capital structure may be effected by ordinary resolution, including the following changes:

o	creation or cancellation of one or more classes or series of shares;
o	creation or removal of special rights and restrictions attaching to any class or series of shares;
o	changing the authorized capital
o	consolidating or subdividing all or any of the Company’s issued or unissued shares and
o	other alterations to the share capital and authorized capital, where permitted under the BCBCA.

•	Change of Name: The Company’s name may be changed by ordinary resolution or resolution of the directors.

•
Director Indemnification: The New Articles reflect the provisions of the BCBCA with respect to the indemnification of directors and officers and other eligible persons. These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

•
Auditor’s Remuneration: The remuneration of the auditor of the Company may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

•
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