Form 20-F
ATNA RESOURCES LTD
filed 2006-03-28
CIK 1041548

U.S. SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

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

II

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

Title of Each Class	Issued and Outstanding as at March 20, 2006

Common Shares without par value	63,558,637
Preferred Shares without par value	Nil

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes	☒	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐	Yes	☒	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or shorter period that the registrant was required to file such reports) , and (2) has been subject to such filing requirements for the past 90 days.

☒	Yes	☐	No

Indicate by check mark which financial statements item the registrant has elected to follow:

☒	Item 17	☐	Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934):

☐	Yes	☒	No

I

TABLE OF CONTENTS

PART I

HYPERLINK \l "_Toc128890492" ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15. CONTROLS AND PROCEDURES

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

HYPERLINK \l "_Toc128890513" PART III

HYPERLINK \l "_Toc128890514" ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

II

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F included herein contain forward-looking statements concerning the Company’s plans at the Pinson Mine property, Triple Junction/Dixie Fork properties and other projects, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	uncertainty of production at the Company’s mineral exploration properties;
•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
•	uncertainty of capital costs, operating costs, production and economic returns;
•	risks related to the Company’s ability to finance the development of its mineral properties;
•	permitting risks;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	commodity price fluctuations;
•	risks related to the Company’s current intention not to use hedging arrangements;
•	currency fluctuations; risks related to governmental regulations, including environmental regulations; risks related to reclamation activities on the Company’s properties;
•	the Company’s ability to attract and retain qualified management;
•	the Company’s lack of infrastructure;
•
mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; uncertainty related to title to the Company’s mineral properties;

•	the Company’s history of losses and expectation of future losses;
•	the possible dilution of the Company’s interest in the Pinson Mine property; and
•	increased competition in the mining industry.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Annual Report on Form 20-F, under the heading "Risk Factors'' and elsewhere. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE DISCLOSURE

Terms used in this Annual Report relating to mineral reserves and mineral resources are Canadian mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines as adopted by the CIM Council. Under CIM Standards, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” have the following meanings:

Mineral resource
The term “mineral resource”, under CIM Standards, refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted form specific geological evidence and knowledge. Under CIM Standards, mineral resources are categorized as follows:

Measured mineral resource refers to that part of a mineral resource for which a quantity grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resource refers to that part of a mineral resource for which quantity grade or quality, density, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources:

We advise U.S. investors that the definitions of the terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” under CIM Standards are different than the definitions adopted to the U.S. Securities and Exchange Commission (the “SEC”) and applicable to U.S. companies filing reports with the SEC pursuant to Guide 7. It is the view of the SEC’s staff that:
•	A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Guide 7.
•	A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.
•	To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

In addition, while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required to be reported by Canadian regulations, the SEC does not recognize them. As such, information contained in this Annual Report concerning descriptions of mineralization, resources and reserves under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

II

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

The following table summarizes certain financial information, which is derived from and should be read in conjunction with the audited consolidated financial statements included elsewhere herein. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Atna Resources, Inc., incorporated in the State of Nevada, U.S.A. The audited financial statements have been prepared in accordance with Generally Accepted Accounting Practices (‘GAAP’) in Canada and conform in all material respects with accounting principles generally accepted in the U.S.A. except as stated in Note 13 of the notes thereto. The following information should be read in conjunction with these financial statements and notes thereto, included in Item 19 of this report. All monetary data herein is stated in Canadian dollars. See Exchange Rates Data in this section.

	Year ended 12/31/205	Year ended 12/31/04 $	Year ended 12/31/03 $	Year ended 12/31/02 $	Year ended 12/31/01 $
Interest income	384,406	115,315	65,167	97,209	510,138
Other income	2,000	4,000	4,000	4,000	6,000
Operating revenue	Nil	Nil	Nil	Nil	Nil

Net Loss	1,203,836	4,522,611	1,764,935	5,273,769	1,995,641
Net Loss per common share	0.03	0.14	0.08	0.24	0.09

Total Assets	33,746,201	14,258,164	13,547,416	13,031,685	18,142,690
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Net Assets	32,019,896	13,286,976	13,482,199	12,678,906	17,952,675
Capital Stock	51,286,111	40,795,561	36,524,790	34,051,138	34,051,138
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of shares	55,429,067	38,950,872	30,194,667	21,757,037	21,757,037
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

As at March 20, 2005, the noon rate as quoted by Bank of Canada was Cdn$1.1628 equals US $1.00.

The following table sets out the high and low exchange rates for each month during the previous six months.

	High for Period	Low for Period

February 2006	1.1578	1.1380
January 2006	1.1621	1.1536
December 2005	1.1646	1.1583
November 2005	1.1852	1.1778
October 2005	1.1818	1.1736
September 2005	1.1819	1.1743

The following table sets forth the average exchanges rates for the past five years, expressed as Canadian dollars per U.S. dollars.

Year	Average

2001	1.5484
2002	1.5703
2003	1.4015
2004	1.3015
2005	1.2116

B.	Capitalization and Indebtedness

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

Unless the context otherwise requires, the term “Company” in this report means Atna Resources Ltd. together with its U.S. subsidiary.

The head office of the Company is located at 510-510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. The address of the registered and records offices of the Company is 1040 - 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2.

During the past three years, the Company’s capital and exploration expenditures have been incurred on projects located in the United States, with a substantial amount of the expenditures occurring on the Pinson Mine Property located in Humboldt County, Nevada. The Company has spent aggregate, net proceeds of $20,143482 on exploration over the past three years with $14,330,403 being spent on the Pinson property and the balance spent on exploration and maintenance of the Company’s other US and Canada projects. This exploration has been financed primarily from equity financings and the exercise of stock options in 2003 totaling $2,099,277 and $99,250, respectively; from equity financings, the exercise of warrants and the exercise stock options in 2004 totaling $3,648,758, $458,460 and $109,500, respectively; and from equity financings, the exercise of warrants and the exercise of stock options in 2005 totaling $13,864,940, $5,074,192 and $243,225, respectively.

The Company’s exploration focus remains on the Pinson property, on which it has recently fulfilled the earn-in expenditure requirements to trigger a joint venture decision to be made by Pinson Mining Company, the optionor. In conjunction with the earn-in, the Company has completed a pre-feasibility study and will advance towards full feasibility and a production decision depending on the optionor’s joint venture decision.

The Company has sufficient working capital for property maintenance requirements and administrative overhead for the next 12 months.

B.	Business Overview

Atna Resources Ltd. commenced operations in 1984. The Company is a mineral resource exploration company engaged in the business of acquiring and exploring resource properties with a particular focus on precious metal deposits. Since 2002, the Company has focused its efforts on gold exploration and development in the State of Nevada. The Company has property interests in British Columbia, and Yukon Territory, and Arizona. The Company's properties are at various stages of exploration and development. The Company’s projects have no reserves and no cash flow. The Company's properties are not subject to any mortgages and management is not aware of any encumbrances on any property.

C.	Organizational Structure

The Company owns all of the issued and outstanding shares of the common stock of Atna Resources, Inc., U.S.A., a Nevada corporation.

D.	Property, Plant and Equipment

Pinson Mine Property, Humboldt County, Nevada.

Terms of Acquisition

The Company entered into in an agreement effective August 12, 2004, with Pinson Mining Company (a Nevada general partnership comprised of Homestake Mining Company of California, a California corporation, and Barrick Holding Co., a California corporation), whereby the Company may acquire up to 100% interest in the Pinson Mine Property (the “Earn-in Agreement”). The Company may acquire an initial 70% interest in the Pinson Property by spending US$12 million over 4 years with a commitment to spend US$1.5 million in the first year. Upon the Company’s vesting with a 70% interest in the project and delivering a preliminary feasibility study, Pinson may elect to: (i) back-in to a 70% interest by spending an additional US$30 million on the project over a 3-year period; (ii) form a 70:30 joint venture, with the Company holding a 70% interest as Operator and each party contributing its share of further expenditures; (iii) offer to sell its remaining 30% interest to the Company for US$15 million, thus bringing the Company’s interest in the project to 100%.

Location, Size, and Access.

The Pinson Mine property is located in Humboldt County, Nevada about 30 miles east of Winnemucca. It is accessible by an all weather road leading about 10 miles north of the Golconda Exit from Interstate Highway 80 within the Getchell Gold Belt in north-central Nevada.

0
4.5
9
kilometers
PINSON
Elko
Reno
Las Vegas
Pinson Property Location

Figure 1. Location Map of the Pinson Mine Project

The Pinson property is made up of a number of property parcels that are either wholly owned by Pinson Mining Company or under lease/option by Pinson Mining Company and therefore subject to the Earn-in Agreement. The property includes 3,800 acres of patented fee lands wholly owned by Pinson Mining Company, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims wholly owned by Pinson Mining Company, 1,362 acres of leased federal unpatented lode claims. A total of 553 unpatented federal lode mining claims (both owned and leased by Pinson Mining Company) are included in the property position. Total acreage controlled by Pinson Mining Company and subject to the Earn-in Agreement is 14,018 acres.

The Pinson property package is made up of 38 property parcels and nearly all are burdened by one or more retained mineral production royalties. Each parcel’s royalty agreement (or agreements) is structured slightly different than others and therefore the royalty for any given parcel is likely to be slightly different than an adjacent parcel. The following is a summary of the royalty burden on all parcels as understood by the Company as of the date hereof based on information provided to the Company by Pinson Mining Company:

Parcel Location	Property Description	Acreage	Royalty Description
Township 38 North, Range 41 East
Section 36	18-lode claims-PMC	360	5.0% Net Smelter Return (“NSR”); and $0.50 per ton of ore produced.
Township 38 North, Range 42 East
Section 16	12-lode claims	264	5.5% NSR
	3-lode claims	56	5.0% NSR
Section 20	28-lode claims	460	No Royalty Burden
	5-lode claims	102	4 -5% NSR on precious metals, 2.5% NSR on base metals, & $1.00 to $1.50/ton for barite or barium based on specific gravity of ore.
	4-lode claims	78	5.5% NSR
Section 21	640 acres of private land	640	5.5% NSR
Section 22	18-lode claims	360	5.0% NSR
Section 23	640 acres of private land	640	7.5% NSR.
Section 24	36-lode claims	640	2.5% NSR 1.0% NSR capped at $135,000
Section 25	480 acres of private land	480	7.5% NSR
Section 26	36-lode claims	640	2.5% NSR) 1.0% NSR capped at $135,000
Section 27	640 acres of private land	640	7.5% NSR.
Section 28 (see footnote 1)	23-lode claims	400	5.0% NSR
	7-lode claims	120	5.5% NSR
	120 acres, private land	50 (net)	2.0% NSR
		70 (net)	5.0% NSR
Section 29 (see footnote 1)	640 acres of private land	640	5.5% NSR
Section 30	32-lode claims- PMC	545	No Royalty burden
	5-lode claims-PMC	95	5.0% NSR
Section 32 (see footnote 1)	18-lode claims	370	2.0% NSR
	20-lode claims	270	5.0% NSR
Section 33 (see footnote 1)	640 acres of private land	640	7.5% NSR
Section 34	36-lode claims	640	2.5% NSR 1.0% NSR capped at $135,000
Section 36	18-lode claims	320	2.5% NSR 1.0% NSR-capped at $135,000
Township 38 North, Range 43 East
Section 30	36-lode claims	640	2.5% NSR 1.0% NSR-capped at $135,000
Township 37 North, Range 41 East
Section 12	25-lode claims	450	5.0% NSR $0.50 per ton of ore produced
Section 13	40-acre fee land	40	5.0% - 5.5% NSR
	320-acre fee land	320	5.0% - 5.5% NSR
Section 14	24-lode claims	438	5.0% NSR and $0.50 per ton of ore produced
Township 37 North, Range 42 East
Section 4	10-lode claims	200	No Royalty burden
	20-lode claims	320	5.0% NSR
	8-lode claims	120	5.0% NSR
Section 6	36-lode claims	640	5.0% NSR
Section 8	30-lode claims	520	5.0% NSR
	6-lode claims	120	No Royalty
Section 16	3-lode claims	50	5.0% NSR
Section 18	18-lode claims	360	5.0% NSR and $0.50 per ton of ore produced
	18-lode claims	280	2.5% NSR 1.0% NSR - capped at $135,000
	Total Acreage	14,018
 (1) The resource announced in February 2005 by Atna Resources, Ltd. for the Pinson project and supported by the Pinson Gold Property Technical Report (filed in March 2005 with SEDAR) is located within four (4) square miles highlighted in the land/royalty table above (Sections 28, 29, 32, and 33 of Township 38 North, Range 42 East). Due to the relatively high-level of uncertainty for resource-level tonnage and grade calculations, particularly when the majority of the resource is categorized as “Inferred”, Atna has not yet broken down the resource into individual property parcels. Ultimately, should a minable reserve be established, Atna will determine exactly what resource blocks are located on which parcels such that an accurate mine plan, royalty payment burden, and cash flow model for the project may be established as part of a full feasibility study on the project’s mineral resources and or reserves (if reserves are established in the future).

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

A resource estimate was carried out resulting in 1,758,000 tons of measured plus indicated mineral resources containing approximately 500,000 ounces gold at a 0.15 opt cut-off. An additional 4,211,000 tons of an inferred mineral resource is estimated to contain 1,300,000 ounces gold with a 0.15 opt cut-off. The resource is summarized at several cut-off grades in the following tables:

Range Front and CX Zones, Resource Estimate(1)

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

	0.15 Au opt cut-off		0.20 Au opt cut-off(2)		0.25 Au opt cut-off
	Tons	Grade Au opt	Tons	Grade Au opt	Tons	Grade Au opt
Measured	445,000	0.27	319,000	0.30	213,000	0.34
Indicated	1,313,000	0.30	1,148,000	0.32	860,000	0.36
Measured+Indicated	1,758,000	0.30	1,467,000	0.32	1,073,000	0.35
(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(2) Base case.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

	0.15 Au opt cut-off		0.20 Au opt cut-off(2)		0.25 Au opt cut-off
	Tons	Grade Au opt	Tons	Grade Au opt	Tons	Grade Au opt
Inferred resources	4,211,000	0.32	3,889,000	0.33	3,054,000	0.36
(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(2) Base case.

Range Front and CX Zones, Total Contained Ounces

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

	0.15 Au opt cut-off	0.20 Au opt cut-off(2)	0.25 Au opt cut-off
Measured	119,000	97,000	73,000
Indicated	400,000	371,000	305,000
Measured +Indicated	519,000	467,000	379,000
(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(2) Base case.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

	0.15 Au opt cut-off	0.20 Au opt cut-off(2)	0.25 Au opt cut-off
Inferred Resources	1,332,000	1,273,000	1,084,000
(1) Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(2) Base case.

While the economic viability of all mineral resource estimates, which are not classified as minable reserves, cannot be assured, the Company has based its resource analysis on operating mines in Northern Nevada, with similar ore type, exploitation method, metallurgical and milling characteristics. The key assumptions are as follows:

1) Underground mining utilizing underhand, drift-and-fill exploitation methods. Cost estimated at US$50/ton of ore mined (inclusive of backfill costs). These costs are based upon the Company’s initial negotiations of contract rates for mining and development work with Small Mine Development (“SMD”).
2) Access to the mineralized zones will be via ramp/decline beginning from the bottom of the existing CX-pit floor.
3) The daily production rate from the combined Range Front and CX zones is estimated to be 700 tons per day.
4) Carlin-type, refractory gold ore (similar to Getchell, Meikle, Jerritt Canyon, Deep Star mines), with recoveries estimated to be 93%.
5) Processed by toll milling at third-party mill (Newmont’s Twin Creeks, Gold Quarry, or Lone Tree mills; Barrick’s Goldstrike complex; and/or Queenstake’s Jerritt Canyon mill). Toll milling costs are estimated to be $25/ton milled, including transportation. This is based on initial discussions between Atna and the third-party operators and assumes that 100% of Pinson ore will require either autoclave or roaster processing.
6) Site indirect and administrative costs (General and Administrative costs) are estimated to be approximately $7/ton.
7) Projected gold price of $400/oz.

The mineral resource estimate is based on assay results from 236,000 feet of drilling in 401 holes including the 30,000-foot drill program recently completed by the Company. The estimate includes the Range Front and CX zones, which are two parallel zones of mineralization 600 feet apart that dip below previously mined open pits. The block model grade estimation is derived from the geologic interpretation and geostatistical analysis of the drill hole sample data. Robert Sim, P.Geo., an independent geologist specializing in mineral resource modelling and estimation and a Qualified Person as defined by National Instrument 43-101, is responsible for the resource estimate and supervised the preparation of the entire Pinson Gold Property Technical Report. The Company is unaware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other factors that will have an adverse material impact on the mineral resource.

During 2005, the Company initiated a phase two work program at Pinson that included the development of a 14-foot by 16-foot adit to gain access to underground drill stations to further explore, define and expand the area of the Range Front mineralized zone and other mineralized structures in the hanging wall of the Range Front zone. Work during 2005 included the development of 3010 feet of exploration adit, crosscuts and drill stations. Drifting in the main adit encountered a new mineralized structure, the Ogee zone, in late July that contained in channel samples an average of 0.68 oz/ton gold over a width of 35 feet. Drilling subsequent to the initial discovery in the adit has confirmed that the mineralized zone is laterally extensive and well mineralized with gold. The initial discovery drill hole, UGOG-004 contained an intercept grading 0.97 oz/ton over a core length of 148.5 feet. A total of 35 diamond drill holes have been completed through the zone and assay results have demonstrated average gold grades in excess of 0.5 oz/ton gold over potentially minable widths. No resource calculation has been completed on this new zone and several drill holes remain to be assayed. The zone is open at depth and along strike, but additional drilling must wait until new underground drill stations are developed.

Work also continued on the Range Front zone to increase data density within the upper portion of the Range Front mineral resource announced in February 2005. Work within this zone included 3 underground diamond drill holes and 43 surface drill holes. Surface drilling included reverse circulation rotary drilling to complete and case pre-collars for later diamond drill-tails, diamond core only holes, and several in-fill and exploration reverse circulation rotary holes. Up to four drill rigs (2 core and 2 rotary) were active on the property during 2005 and completed over 27,000 additional feet of drilling. No update to the mineral resource calculation as been completed on the Range Front zone. The work program laid-out in early 2005 has not yet been completed and additional drilling continues in the Range Front. No work was conducted on the CX structure during the year, but plans are currently being formulated to further explore this zone in conjunction with underground development work on the Ogee and Range Front zone during 2006.

Total drilling at the property during 2005 included 27,046.6 feet of surface drilling (diamond and reverse circulation rotary drilling) and 12,683.4 feet of underground diamond drilling.

Surface Plant and Equipment

A variety of equipment remains on the property including several small buildings, water pipelines, and an electrical sub station. The Company is nearing completion of a small office/dry/warehouse building to support further work at the property.

Triple Junction/Dixie Fork, Nevada, USA

Terms of Acquisition

The Company owns a 100% interest in the property, subject to a 3% NSR (uncapped) and an obligation to pay the vendor 5% of any cash proceeds received by the Company, to a maximum of US$500,000, in the event that the Company transfers any part of its interest in the property to any arm’s length third party.

Through an agreement dated September 7, 2004, the Company optioned the properties to Sage Gold Inc. whereby Sage may earn a 55% interest in the properties by drilling a minimum of 10,000 feet by November 30, 2007, and may increase its interest to 70% by completing a feasibility study on the property. The Company retains the right to participate with either a 45 or 30 percent interest, depending on Sage’s election.

Location, Size and Access

The Triple Junction/Dixie Fork property is located at the south end of the Carlin Trend 50 km SW of Elko in north central Nevada, USA and consists of 31 lode claims for approximately 251 hectares (620 acres). The Triple Junction property is located approximately 6 km south east of Dixie Fork and is comprised of 36 lode claims for approximately 259 hectares (640 acres). Access to both properties is by 4-wheel drive roads off secondary highways.

DIXIE FORK
TRIPLE JUNCTION
Elko
Reno
Las Vegas
Dixie Fork/ Triple Junction Property Location
581000 mE
583000 mE
585000 mE
4478000 mN
4476000 mN
4474000 mN
4472000 mN

Figure 2. Location Map of the Triple Junction and Dixie Fork Properties

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

Mapping and geochemical sampling in 2003 further defined the stratigraphy and alteration zones. A gravity survey delineated areas of relatively shallow basement (Devil’s Gate) stratigraphy and fault structures. No work was carried out in 2004 by the Company or 2005 by Sage Reources, the Company’s venture partner on the property.

Beowawe, Nevada, USA

Terms of Acquisition

In an agreement dated November 7, 2002, the Company obtained an option from Carl Pescio to acquire a 100% interest in 95 Beowawe lode claims, subject to a 3% royalty on gold revenue, less US$15 per realized ounce. To exercise this option, the Company has to pay to the optionor an aggregate of US$80,000 (US$40,000 paid) in cash, allot and issue to the optionor up to 150,000 (100,000 shares issued) common shares in three separate tranches of 50,000 shares each, and carry out a combined minimum 20,000 feet (7,150 feet drilled) of exploratory drilling on the Beowawe and/or Golden Cloud properties prior to November 6, 2005. Following the exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production. A finder’s fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first 2 years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement. The finder’s fee is capped at US$500,000. In an amending agreement dated August 20, 2005, for a consideration of US$50,000 paid to the optionor, the exploratory drilling commitment has been reduced to an additional 6,000 feet of drilling (over and above the 7,150 feet already drilled) before November 6, 2006. All other terms and conditions of the agreement remain unchanged.

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

The Company entered into an agreement with Apolo Gold & Energy Inc. (“Apolo”) in September, 2005. Apolo has the option to acquire a 55% interest in the Beowawe property by issuing a 100,000 restricted shares (received) to the Company upon execution of the Joint Venture Agreement and by issuing an additional 50,000 restricted shares or $50,000 worth of restricted shares, whichever, is greater on the first anniversary of the agreement and by spending US$1,700,000 on exploration over a four-year period. Upon completion of the work commitment, Apolo may increase its interest to 70% by completing a bankable feasibility study. If the Company does not participate in project financing after tabling of the feasibility study, the Company will dilute to a 15% Net Profits Interest.

Location, Size and Access

The Beowawe property is located in Eureka and Lander Counties, Nevada, within the central part of the Northern Nevada Rift, 105 km SE of Winnemucca and consists of 100 unpatented lode claims and two patented, fee-land parcels for an approximate total area of 749 hectares (1,850 acres).

Figure 3. Location Map of the Beowawe Property

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

Exploration Work

In 2004, a total of three holes were drilled to test the geothermal well gold anomalies and targets in the White Canyon area. There was no encouragement warranting follow-up near the geothermal wells. Geochemically anomalous mineralization and alteration were intersected at White Canyon. No drilling was conducted during 2005.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Beowawe property, nor is there any known commercial ore body.

Clover, Nevada, USA

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

The Company entered into an agreement in June, 2005, with New Sleeper Gold Corporation (“New Sleeper”). New Sleeper has the option to acquire a 100% interest in the property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. New Sleeper can acquire the property by making cumulative cash payments of US$305,000 (US$50,000 paid) over 7.5 years. Subsequent to the 2005 year end, the agreement was terminated.

Location, Size and Access

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 809 hectares (2,000 acres).

CLOVER
Elko
Reno
Las Vegas
Clover Property Location
N
0
0.45
0.9
kilometers
ATNA
RESOURCES LTD.
CLV_Geol_Litho_Interpret Legend
Upper Basalt Flows
Sediments
Quartenary gravel
Flow banded Rhyolite
Lithic Tuff
Lower Basalt flows
Vesicular Basalt Flow
Flow Banded Rhyolite
Quartenary Alluvium

Figure 4. Location Map of the Clover Property

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

The Clover prospect is a high-grade vein-hosted epithermal gold prospect, in a similar geologic setting to Newmont Mining’s Ken Snyder mine.

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

Drilling by New Sleeper Gold

During 2005, New Sleeper Gold permitted drill access roads and completed three diamond drill holes totaling 2,733 feet. The drilling was conducted near previous drilling at Clover Hill where previous results included high-grade gold intercepts. No significant gold intercepts were cut in the New Sleeper drilling.

2006 Work program

The Company is seeking a new venture partner to advance the project and drill test the numerous targets identified in previous work.

Underground and Surface Plant and Equipment

There is no underground or surface plant or equipment on the Clover property, nor is there any known commercial ore body.

II

Jarbidge, Nevada, USA

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

By an agreement dated December 15, 2004, the Company obtained an option to acquire 100% interest in 10 unpatented lode mining claims situated in the Jarbidge Mining District, Elko County, Nevada, referred to as the Pavlak Group Option. The agreement calls for an initial payment of US$2,100 upon execution (paid) and graduated annual payments from $4,200 on the first anniversary to US$9,000 on the forth and future anniversary dates. The Company may purchase the property and all retained royalty interest at anytime for US$375,000. All annual payments apply to the purchase price as do any production royalty payment due under the agreement. The property is subject to a 2.5% NSR production royalty, until such time as the option to purchase is exercised by the Company.

By an agreement dated February 4, 2005, the Company leased 8 patented lode mining claims located in the Jarbidge Mining District, Elko County, Nevada, from Century Gold LLC. The agreement calls for an initial payment to the property owner of US$5,000 (paid) and annual lease payments ranging from US$5,000 on the first anniversary up to US$25,000 per year on the eighth anniversary and thereafter. The mining lease calls for a 5% NSR royalty and the Company has the option of purchasing one-half (2.5%NSR) of the retained production royalty within the first ten years of the agreement for US$2,000,000.

By an agreement dated February 4, 2005, the Company obtained an option to acquire 100% interest in 6 unpatented lode mining claims located in the Jarbidge Mining District, Elko County, Nevada, from the Big Ledge Group. The agreement calls for gradually escalating annual payments ranging from an initial payment due on execution of US$1,500 (paid) to US$6,000 on the forth anniversary date and thereafter. The Company may purchase 100% interest in the property for $500,000 and all annual payments are considered advanced royalty payments and recoupable from any actual production royalty payments due to the owner. The property is subject to a variable royalty of 1.5% NSR on gold sales below $350 per ounce gold up to a maximum of 3.0% NSR when gold is sold at greater than $400 per ounce.

Location, Size and Access

The Jarbidge property is located in northeast Nevada within Elko County, approximately 160 road kilometres north-northeast of the town of Elko, Nevada. Access is provided by state and county maintained paved and gravel roads to the small town of Jarbidge located in the centre of the mining district.

Atna Resources Inc.

JARBIDGE PROPERTY

N
Atna Resources Leased Claims
Atna Resources Leased Claims
Atna Resources Leased Claims
Big Ledge
Alta
Longhike
Starlight
Buckeye
Bluster
Pick & Shovel
Bullion
Deer Mtn.
Qal
Tcp
Tjr
Cpm
Kqm
Pzt
QUATERNARY
Qal Alluvium
TERTIARY
Tcp Cougar Point Tuff
unconformity
Tjr Jarbidge Rhyolite
unconformity
CRETACEOUS
Kqm Quartz Monzonite
PERMIAN
Pzt Sedimentary Rocks
CAMBRIAN
Cpm Prospect Mountain Quartzite
Epithermal Veins
Faults
0 1.5 3
kilometres
0 0.5 1
Miles
JARBIDGE
ELKO
RENO
LAS VEGAS

ATNA
RESOURCES INC.

Figure 5. Location Map of the Jarbidge Property

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

Since the 1930s, little attention has been given to the district other than reconnaissance exploration efforts for large, low-grade bulk minable gold-silver deposits. The district is a classic example of a bonanza-grade, low-sulfidation, epithermal, volcanic hosted vein system comparable to the Tertiary-age volcanic-hosted gold-silver Midas District in Nevada.

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

The Company conducted only permitting related activities on the property during 2005. This work included the finalization of the detailed archaeological survey required under US Forest Service (USFS) regulations. Subsequent to the close of business in 2005, this survey was submitted to the USFS and the State Historical Preservation Office (SHPO). SHPO must approve the work contained within the permit after a 30-day notice period, unless the work includes the destruction of significant archaeological sites. The Company does not anticipate any further delays with the drill permits and now anticipates full approval, subject to reclamation bond posting, well before the summer drilling season of 2006.

Proposed Exploration Work

The Company is planning a 5,000 foot core drilling program for 2006 as an initial drill test of the targets identified during 2004. Significant follow-up drilling may be carried out if the initial results are encouraging. The timing of the commencement of drilling activities on the project is controlled by the issuance of a formal decision on the Company’s permit application by the United States Forest Service. The 2006 work program will also include follow-up surface geochemical sampling and continued geological mapping to identify additional drill targets.

Underground and Surface Plant and Equipment

There is no underground or surface, plant or equipment of commercial value on the Jarbidge property, nor is there any known commercial ore body.

Wolverine Properties, Watson Lake Mining District, Yukon Territory

The Company sold its 39.4% interest in the Wolverine properties to its former joint venture partner, Yukon Zinc Corporation (“Yukon Zinc”) (previously named Expatriate Resources Ltd.) on May 31, 2004. The Company received $2,000,000 in cash payments, 10,000,000 common shares of Yukon Zinc, 5,000,000 warrants exercisable for 2 years at a price of $0.32 per share, and a net smelter royalty on revenues from precious metals indexed to the price of silver. The royalty is 4% at a price of US$5.00 per ounce of silver, increasing to 10% if the price of silver exceeds US$7.50 per ounce. During 2005 and 2006, the Company exercised the 5,000,000 warrants and sold an aggregate of 13,500,000 common shares of Yukon Zinc.

Marg Property, Yukon Territory

Terms of Acquisition

The Company purchased a 66.7% interest in the Marg property for $250,000 in cash on January 20, 2000, with Cameco Corporation (“Cameco”) owning the remaining 33.3% interest. During 2004, the Company purchased the remaining 33.3% interest in the property from Cameco for a payment of CDN$80,000, bringing the Company’s total interest to 100%.

On March 1, 2005, the Company sold its 100% interest in the property to Yukon Gold Corporation Inc. (“Yukon Gold”) for cash payments totaling CDN$1,600,000 and 400,000 common shares in Yukon Gold. The Company received an initial payment of $150,000 and 133,333 common shares in Yukon Gold. Subsequent payments are scheduled as follows: $50,000 cash and 133,333 common shares on or before December 12, 2005 (cash and shares received); $100,000 cash and an additional 133,334 common shares on or before December 12, 2006; $100,000 on or before December 12, 2007; and $200,000 on or before December 12, 2008, payable as a combination of cash or common shares. Upon the commencement of commercial production, Yukon Gold shall pay the Company an additional $1,000,000 in a combination of cash and common shares.
Other Properties

The Company owns some other properties in the British Columbia, Yukon Territory, Nevada and Chile that are at an early stage of exploration. The Company also conducts research into areas believed to have favourable geology and carries out reconnaissance exploration in target areas where the potential for making significant discoveries is high.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition, and results of operations, of the Company for each of the years in the three-year period ended December 31, 2005, should be read in conjunction with the financial statements of the Company included in Item 17 - Financial Statements.

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

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The Company incurred a loss of $1,203,836 (2004 - $4,522,611; 2003 - $1,764,935) resulting in basic and diluted loss per share of $0.03 (2004 - $0.15; 2003 - $0.08). The loss was primarily attributed to a write-off of mineral property costs of $315,809 (2004 - $1,881,448; 2003 - $743); a write-down of marketable securities of $233,244 (2004 - $Nil; 2003 - $32,799); a gain on sale of marketable securities of $411,877 (2004 - $45,858; 2003 - $38,492); and a loss on the sale of properties of $Nil (2004 - $1,615,809; 2003 - $4,586).

The Company completed a brokered and non-brokered private placement financing on August 4, 2005 and August 11, 2005, respectively, receiving aggregate net proceeds in the amount of $5,128,107 (2004 - $3,648,758; 2003 - $2,099,277) by issuing 7,000,000 common shares at a price of $0.80 per share; completed a Special Warrants financing on December 16, 2005, receiving net proceeds of $9,331,663 by issuing 7,450,000 special warrants at a price of $1.35 per special warrant with each special warrant convertible to one common share of the Company upon qualification by a short form prospectus; received aggregate proceeds of $243,225 (2004 - $109,500; 2003 - $99,250) from the exercise of stock options; and received aggregate proceeds of $5,074,192 (2004 - $458,460; 2003 - $Nil) from the exercise of share purchase warrants.

The Company received interest and other income of $386,406 (2004 - $119,315; 2003 - $69,167). The increase was due to having a greater amount of funds on deposit and the investment of a certain portion of the funds in longer term financial instruments.

The Company incurred general and administrative expenses of $1,537,754 (2004 - $1,097,019; 2003 - $1,547,269). The increase was primarily attributed to an increase in consulting fees to $193,781 (2004 - $5,459; 2003 - $23,824) as a result of fees paid for financial consulting; an increase in office and miscellaneous expenses to $178,123 (2004 - $49,316; 2003 - $62,935) as a result of setting up and operating an office for the Pinson project; an increase in legal and audit costs to $132,157 (2004 - $40,169; 2003 - $45,773) as a result of additional professional services rendered due to the operation of the Pinson project and an increase in stock-based compensation to $148,866 (2004 - $94,770; 2003 - $94,576) as a result of the number of stock options that were vested over the period..

The Company incurred exploration costs of $12,126,554 (2004 - $3,073,956; 2003 - $694,915). The costs were attributed to exploration expenditures of $11,696,872, acquisition costs of $20,485 and an asset retirement obligation of $247,000 on the Pinson property; exploration expenditures of $113,692 and acquisition costs of $12,085 on the Jarbidge property; exploration expenditures of $27,920, acquisition costs of $87,013 and cost recoveries of ($119,001) on the Beowawe property; exploration expenditures of $37,382, acquisition costs of $60,425 and costs recoveries of ($77,042) on the Clover property; and exploration expenditures of $15,634, acquisition costs of $55,131 and cost recoveries of ($604,475) on other properties located in the USA, Canada and Chile. Of the exploration expenditures incurred on the Pinson property, $2,617,696 was incurred on reserve definition, $1,871,915 on underground development, $3,516,822 on surface drilling; $1,557,929 on surface infrastructure, $1,922,923 on administration and $209,587 on other. It is anticipated that the Company will incur exploration expenditures of approximately $1,500,000 on exploration properties other than the Pinson project in 2006. Exploration expenditures on the Pinson project for 2006 will be determined after a decision is made by Pinson Mining Company as to their participation in the project.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The Company incurred a loss of $4,522,611 ($1,764,935 - 2003; $5,273,769 - 2002), resulting in basic and diluted loss per share of $0.14 ($0.08 - 2003; $0.24 - 2002). The loss is inclusive of $1,359,561 loss from the sale of Wolverine property ($nil - 2003; $nil - 2002); a write down of $40,537 ($191,267 - 2003; $nil - 2002) in Chile’s value-added tax receivable; a write-down of $1,881,155 ($743 - 2003; $1,824,956 - 2002) in mineral property costs; and a $nil ($32,799 - 2003; $485,455 - 2002) write down of holdings in marketable securities. The Company completed the sale of its minority stake in the Wolverine Joint Venture to Expatriate Resources Ltd. (“Expatriate”) in October 2004, for $2 million cash, 10,000,000 units of Expatriate and a NSR on precious metals indexed to the price of silver.

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

The Company had a net working capital position of $14,998,365 at December 31, 2005, as compared to $8,079,661 at December 31, 2004, and $3,704,283 at December 31, 2003. The Company's current working capital position provides it with sufficient liquidity to provide it with adequate working capital for property maintenance requirements and administrative overhead for the next 12 months.

At December 31, 2005, the outstanding stock options and share purchase warrants represented a total of 2,491,000 shares. The exercise of these securities is completely at the discretion of the holders and the Company has had no indication that any of these securities will be exercised.

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans. Effective January 2004, the Company elected to follow the fair value method of accounting for stock-based compensation.

There were no differences between Canadian GAAP and United States GAAP for the years ended June 30, 2005, 2004 and 2003.

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration Costs

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”). AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended December 31, 2001.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph .21, which states that for a mineral property interest, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interest is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Consult the Company’s audited annual consolidated financial statements for the year ended December 31, 2005 for the differences if the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062.

C.	Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.	Trend Information

As the Company is a mineral exploration company with no producing properties, the information required by this section is not applicable.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial conditions, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations to disclose for the fiscal year ended December 31, 2005.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The members of the board of directors and officers of the Company as at March 20, 2006, are as follows:

II

Name and Position in the Registrant	Other Principal Directorships	Principal Business Activities Outside the Company
Glen D. Dickson(1)(2) Chairman and Director	Gold-Ore Resources Ltd., Cumberland Resources Ltd. Red Dragon Resources Ltd.	Chairman and CEO of Gold-Ore Resources Ltd.
David H. Watkins President, Chief Executive Officer and Director	Ashton Mining of Canada Inc., Maudore Minerals Ltd., Golden Goose Resources Inc.	None
William J. Coulter(1)(2) Director	Commander Resources Ltd.	Chairman of Commander Resources Ltd.
James K.B. Hesketh(1)(2) Director	Canyon Resources Corporation, Apogee Minerals Ltd.	President and CEO of Canyon Resources Corporation and President of Kalex Inc.
Wilson J. Barbour(1) Director	None	None
William R. Stanley Vice President, Exploration	None	None
G. Ross McDonald Chief Financial Officer	Corriente Resources Inc., Frontier Pacific Mining Corp., Fjordland Explorations Ltd.	Self-employed Chartered Accountant
Bonnie L. Whelan Corporate Secretary	Ascot Resources Ltd.	None
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

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company are as follows:

Glen D. Dickson - Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. As Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, Mr. Dickson was responsible for the discovery of two large developing gold projects in northern Canada. In 1993, he successfully acquired the projects for Cumberland Resources Ltd. and joined that Company as President and Chief Executive Officer until 2002. He was instrumental in raising approximately $30 million for Cumberland and advancing the projects to the beginning of feasibility. Mr. Dickson is currently the Chief Executive Officer of Gold-Ore Resources Ltd., a junior exploration company focusing on early stage precious metal projects in Central America.

David H. Watkins - Mr. Watkins is an international mining executive with 38 years experience in exploration and development, acquisitions and mergers, and mining operations. Mr. Watkins was President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining the Company. Cyprus Amax (acquired by Phelps Dodge Corporation in 1999) was a U.S. based, Fortune 500, multi-national mining company, which produced copper, molybdenum, gold, lithium, and coal, and had annual revenue of US $3.2 billion.

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

William J. Coulter - Mr. Coulter has over 40 years of experience in the mineral resource sector. He has served as founding director, management, and shareholder of numerous junior mining, exploration and hydrocarbon companies, and has extensive experience in financing, mergers and acquisitions.

James K.B. Hesketh - Mr. Hesketh has held the positions of President, CEO and Director of Canyon Resources since August 2, 2005.  He has had a 26 year career in the mining industry which has spanned positions in mining finance, operations, consulting, business development and engineering with companies including: RMB Resources, NM Rothschild & Sons, Cyprus Amax; Pincock, Allen & Holt, and Dresser Industries. This experience has included both domestic and international postings. Mr. Hesketh holds degrees in Mining Engineering and Mineral Economics from the Colorado School of Mines. Mr. Hesketh is a non-executive director of the Company and Apogee Minerals Limited.

Wilson J. Barbour - Mr. Barbour worked as a senior executive officer with the Noranda organization for 25 years. He was responsible for the management of investment funds, and gold and currency hedging programs. From 1987 to 1990, Mr. Barbour was CFO of the Hemlo Gold Mines and shared responsibility for financings, mergers and acquisitions. Mr. Barbour is presently a consultant to mining companies, where he advises on gold and currency hedging strategies.

William R. Stanley - Mr. Stanley is a mineral exploration geologist with over 26 years experience in the mining industry. While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, a Master of Business Administration from Arizona State University, and is a licensed professional geologist in the State of Washington, USA.

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

G. Ross McDonald - Mr. McDonald is a self-employed chartered accountant with over 36 years of experience providing audit and tax services to small and medium sized businesses primarily in the mining industry. As Chief Financial Officer, Mr. McDonald will provide the Company with best practices in terms of financial reporting, internal controls and corporate governance.

Bonnie L. Whelan - Ms. Whelan has 19 years experience in the public resource sector in positions of senior officer, director and upper management. As the corporate secretary of the Company, Ms. Whelan will be engaged in public company administration which includes maintaining corporate compliance, legal filings, and office systems development and implementation.

(B)	Compensation

The Company has four officers.

Information specified in this Item for individually named directors and senior officers incorporates by reference the Management Information Proxy Circular dated March 20, 2006, prepared in connection with the Company’s Annual General Meeting to be held on April 20, 2006 (see Exhibit 15.1).

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal year ended December 31, 2005:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)	Securities Under Options / SARs(3) granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compensation ($)
David H. Watkins President, Chief Executive Officer and Director	2005	160,000	Nil	Nil	300,000 (6)	Nil	Nil	n/a
William J. Coulter Director	2005	n/a	Nil	Nil	75,000 (6)	Nil	Nil	n/a
James K.B. Hesketh Director	2005	n/a	Nil	Nil	75,000 (6)	Nil	Nil	n/a
Glen D. Dickson Chairman and Director	2005	n/a	Nil	Nil	100,000 (6)	Nil	Nil	n/a
Wilson J. Barbour Director	2005	n/a	Nil	Nil	75,000 (6)	Nil	Nil	n/a
William R. Stanley VP Exploration	2005	139,920	Nil	Nil	150,000 (6)	Nil	Nil	n/a
G. Ross McDonald Chief Financial Officer	2005	30,000	Nil	Nil	50,000(5)	Nil	Nil	n/a
Bonnie L. Whelan Corporate Secretary	2005	100,000	Nil	Nil	100,000(5)
(1) Financial year for the period January 1 to December 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Stock Options are exercisable at a price of $0.59 per share prior to February 8, 2008.
(6) Stock Options are exercisable at a price of $0.70 per share prior to April 18, 2008.

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

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at five and the approval of the shareholders is therefore being sought at the Company’s next Annual and Special Meeting (the “Meeting”) to be held on April 20, 2006.

Election of Directors

The Company's Board of Directors presently has five members. At the Meeting to be held on April 20, 2006, two directors are to be elected, to hold office for the term expiring at the Annual General Meeting in 2009 or until their successors are duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The terms of office of the other four directors who are not nominees for election expire at the Annual General Meetings in 2007 and 2008, respectively.

The information in the following table has been provided by the respective directors:

Name, Country of Ordinary Residence	Present principal Occupation, business or employment and, if not elected a director by a vote of security holders, occupation, business or employment during the past 5 years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Nominees for Election - Directors whose terms of office will expire at the Annual General Meeting in 2009
Glen D. Dickson (4)(5) Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd., Nov./2002 to date.	Chairman and Director, Dec.05/2002 to date	195,000
Wilson J. Barbour(4) Canada	Independent Financial Consultant.	Director, May 20/2003 to date	100,000
Directors whose terms of office will expire at the Annual General Meeting in 2008
William J. Coulter(4)(5) Canada	Chairman and Chief Executive Officer, Commander Resources Ltd., Feb./2004 to date; President, Major General Resources Ltd.., August 1999 to Feb./2004.	Director, Jun.01/1984 to date	130,000(6)
James K.B. Hesketh(4)(5) United States	President & CEO, Canyon Resources Corporation, Mar./2005 to date; President, Kalex Inc, Jun./1994-Feb./2005; VP & Principal Mining Engineer, NM Rothschild & Sons (Denver) Inc., Feb./2000-Jan./2004.	Director, Sep.20/2001 to date	75,000
Directors whose terms of office will expire at the Annual General Meeting in 2007
David H. Watkins Canada	President, Chief Executive Officer and Director of the Company.	President and Chief Executive Officer, Mar.22/2000 to date	723,880
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
(4) Member of Audit Committee.
(5) Member of the Compensation Committee.
(6) 54,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal year ended December 31, 2005, there were no employment contracts between the Company and any of its subsidiaries and its senior management and there were no compensatory plans or arrangements, including payments to be received from the Company or any of its subsidiaries, with respect to its senior management save and except as set forth below:

Terry Owen resigned as Vice-President, Operations on June 10, 2005.

Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee. These committees are comprised entirely of unrelated directors. The Board has adopted a charter with respect to its Audit and Compensation Committees and a Code of Ethics for Officers, as more fully set forth below:

Audit Committee Charter

Purpose

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

Meetings and Procedures

The Audit Committee shall convene at least four times a year.

It shall endeavor to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

II

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

II

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

II

D. Employees

During the fiscal year ended December 31, 2004, the Company had four full-time employees.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at March 20, 2006:

Name	# of Common Shares Held	Number of Stock Options	Number of Warrants	Exercise Price $	Expiry Date
David H. Watkins	723,880	200,000 100,000 300,000 150,000	- - - -	0.25 0.325 0.70 2.01	Jun 16/2006 Apr 20/21007 Apr 18/2008 Jan 30/09
William J. Coulter	130,000(1)	75,000 75,000	- -	0.70 2.01	Apr 18/2008 Jan 30/2009
James K.B. Hesketh	75,000	75,000 75,000	- -	0.70 2.01	Apr 18/2008 Jan 30/2009
Glen D. Dickson	195,000	50,000 100,000 75,000	- - -	0.325 0.70 2.01	Apr 20/2007 Apr 18/2008 Jan 30/2009
Wilson J. Barbour	100,000	75,000 75,000	- -	0.70 2.01	Apr 18, 2008 Jan 30/2009
William R. Stanley	15,000	250,000 50,000 150,000 125,000	- - - -	0.50 0.325 0.70 2.01	Jan 9/2007 Apr 20/2007 Apr 18/2008 Jan 30/2009
G. Ross McDonald	-	50,000 20,000	- -	0.59 2.01	Feb 8/2009 Jan 30/2009
Bonnie L. Whelan	-	100,000 50,000	- -	0.59 2.01	Feb 8/2008 Jan 30/2009
(1) 54,500 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William Coulter.

Incentive Stock Options Plan

The Company adopted an Employee Incentive Stock Options Plan (the “Plan”) at the Annual General Meeting held on April 12, 1996, as amended at the Annual General Meeting held on June 16, 2000, the Annual and Extraordinary General Meeting held on June 8, 2001, the Annual and Extraordinary General Meeting held on May 20, 2003, and the Annual and Extraordinary Meeting held on April 14, 2005 where under up to a total of 5,000,000 common shares may be allocated and reserved for option. As of the date hereof, 4,925,500 common shares have been granted under the Existing Plan so that 74,500 common shares are available for option under the Plan.

The Company will be seeking the approval of the shareholders at the Meeting to be held on April 20, 2006, to increase the number of shares that have been allocated and reserved for use in the Company’s Existing Plan from 500,000 to 6,355,864 shares. At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the Company’s Existing Plan be deleted in its entirety and a new Incentive Stock Option Plan (the “Amended and Restated Plan”) be adopted in its place and stead. A copy of the Amended and Restated Plan is filed as an exhibit to this annual report.

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

Tabled below is the distribution of the registered shareholders of the Company at December 31, 2005, as provided by the Company’s transfer agent, Pacific Corporate Trust Company:

Country	Total Holders	%	Total Holdings	%
USA Canada Other Countries	23 35 2	38.33 58.33 3.33	2,733,777 60,819,260 5,600	4.30 95.69 0.01

B. Related Party Transactions

There were no related party transactions for the last fiscal year.

Indebtedness to Company of Directors, Executive Officers and Senior Officers

No directors or senior officers of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last financial year of the Company.

C.	Interests of Experts and Counsel

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

II

Financial Statements

Attached hereto are the audited financial statements of the Company for the fiscal years ended December 31, 2005 and 2004. The financial statements are accompanied by auditors' reports and related notes. See “Item 17. Financial Statements”.

Legal Proceedings

The Company has assigned its full interest in the Jarbidge claims to Atna Resources Inc. (ARI), its wholly owned Nevada subsidiary. ARI has been joined to a lawsuit pending in the Fourth Judicial District Court of Elko County, Nevada. The Plaintiff is the underlying owner of the Jarbidge claims, which are held under option by ARI. The action seeks to condemn a right of way on an existing road across certain patented claims to provide access to the mineral claims held under option by ARI. ARI is pursuing the action as well as exploring alternate means to settle the litigation. The Management of the Company believes that the lawsuit has no significant effects on the Company’s financial position. The lawsuit was dismissed on November 1, 2005, with no charge or claim against Plaintiff or the Company.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.	THE OFFERING AND LISTING

A.	Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock on the Toronto Stock Exchange are set forth below.

For the five most recent full financial years: the annual high and low market closing prices:

	High - $	Low - $

2001	0.59	0.24
2002	0.51	0.19
2003	0.62	0.21
2004	0.95	0.29
2005	2.56	0.55

For the two most recent full financial years and any subsequent period: the high and low market closing prices for each full financial quarter:

	High - $	Low - $

Fiscal 2004
First Quarter, ended 03/31/04	0.56	0.40
Second Quarter, ended 06/30/04	0.48	0.29
Third Quarter, ended 09/30/04	0.49	0.35
Fourth Quarter, ended 12/31/04	0.95	0.45

Fiscal 2005
First Quarter, ended 03/31/05	0.73	.067
Second Quarter, ended 06/30/05	0.77	0.75
Third Quarter, ended 09/30/05	1.08	1.03
Fourth Quarter, ended 12/31/05	2.00	1.95

Fiscal 2006
First two months, ended 02/28/06	2.56	1.75

For the most recent six months: the high and low market closing prices for each month:

	High - $	Low - $

September 2005	1.08	1.03
October 2005	0.96	0.88
November 2005	1.57	1.44
December 2005	2.00	1.95
January 2006	2.56	1.91
February 2006	2.17	1.75

B.	Plan of Distribution

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

At the Company’s last Annual and Extraordinary General Meeting held on April 14, 2005 the shareholders approved a special resolution to replace the previous Company Act (British Columbia) with the Business Corporations Act (British Columbia) (the “BCBCA”) as legislated by the Province of British Columbia on March 29, 2004. As now permitted by the BCBCA, the Company altered the Articles of the Company to increase the authorized capital from 150,000,000 Shares divided into 100,000,000 Common Shares without par value (the "Common Shares") and 50,000,000 Preferred shares without par value (the “Preferred Shares”) to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares.

The table presented below reports on the current authorized capital of the Company.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2005	Outstanding as at March 20, 2006
Common Shares	Unlimited	$51,286,111 (55,429,067 shares)	$61,759,315 (63,558,637shares)
Preferred Shares	Unlimited	Nil	Nil

As at March 20, 2006, the Company had outstanding stock options to purchase a total of 2,755,000 common shares, exercisable at prices ranging from $0.25 to $2.01 per share prior to January 20, 2009 and share purchase warrants to purchase a total of 547,930 common shares, exercisable at prices ranging from $0.80 to $1.55 per share prior to December 16, 2006.

The following table sets out a history of the Company's share capital for the three most recently completed fiscal years to the date of this document:

	2005		2004		2003
	Number of Shares	Amount $	Number of Shares	Amoun $t	Number of Shares	Amount $
Opening balance	38,950,872	40,795,561	30,194,667	36,524,790	21,757,037	34,051,138
Issued for:
Private placement	7,000,000	5,128,107	7,280,000	3,648,757	6,976,000	2,099,227
Warrants	8,538,195	5,074,192	1,036,205	458,461		-
Exercise of stock options	940,000	243,225	410,000	147,653	400,000	99,250
Property	-	-	30,000	15,900	300,000	99,950
Severance settlement	-	-	-	-	761,630	171,175
Stock-based compensation	-	45,026	-	38,153	-	-
Closing balance	55,429,067	51,286,111	38,950,872	$40,795,561	30,194,667	$36,524,790

B.	Memorandum and Articles of Association

The Company was incorporated as Atna Resources Ltd. under the Province of British Columbia Company Act by registration of a Memorandum and Articles.  On April 12, 1996, the Company adopted a revised Memorandum pursuant to which the authorized capital was increased from 20,000,000 to 100,000,000 common shares. On May 20, 2003, the Company adopted a revised Memorandum pursuant to which the authorized capital was altered and increased 150,000,000 Shares, divided into 100,000,000 Common Shares without par value and 50,000,000 Preferred Shares without par value. The said Common and Preferred Shares shall have attached thereto the Special Rights and Restrictions as set forth in the Articles of the Company. On April 14, 2005, the Company adopted the Business Corporations Act (British Columbia) (the “BCBCA”) as legislated by the Province of British Columbia on March 29, 2004 Under the BCBCA, the Company adopted new Articles consistent with the terms and provisions of the BCBCA.

C.	Material Contracts

The following is a chronological summary of all material mineral property acquisitions and dispositions by the Company for the two years immediately preceding publication of this document.

II

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

The Company entered into in an agreement effective August 12, 2004, with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold Corporation), whereby the Company may acquire up to 100% interest in the Pinson Mine Property. The Company may acquire an initial 70% interest in the Pinson Property by spending US$12 million over 4 years with a commitment to spend US$1.5 million in the first year. Upon The Company’s vesting with a 70% interest in the project and delivering a preliminary feasibility study, Pinson may elect to: (i) back-in to a 70% interest by spending an additional US$30 million on the project over a 3-year period; (ii) form a 70:30 joint venture, with the Company holding a 70% interest as Operator and each party contributing its share of further expenditures; or (iii) offer to sell its remaining 30% interest to the Company for US$15 million, thus bringing the Company’s interest in the project to 100%.

Through an agreement dated September 7, 2004, the Company optioned the Triple Junction/Dixie Fork properties to Sage Gold Inc. Sage may earn a 55% interest in the properties by drilling a minimum of 10,000 feet and may increase its interest to 70% by completing a feasibility study on the property. The Company retains the right to participate with either a 45 or 30 percent interest, depending on Sage’s election.

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

2005

By an agreement dated February 4, 2005, the Company leased eight (8) patented lode mining claims located in the Jarbidge Mining District, Elko County, Nevada, from Century Gold LLC. The agreement calls for an initial payment to the property owner of US$5,000 (paid) and annual lease payments ranging from US$5,000 on the first anniversary up to US$25,000 per year on the eighth anniversary and thereafter. The mining lease calls for a 5% NSR royalty and the Company has the option of purchasing one-half (2.5%NSR) of the retained production royalty within the first 10 years of the agreement for US$2,000,000.

By an agreement dated February 4, 2005, the Company obtained an option to acquire 100% interest in six (6) unpatented lode mining claims located in the Jarbidge Mining District, Elko County, Nevada, from the Big Ledge Group. The agreement calls for gradually escalating annual payments ranging from an initial payment due on execution of US$1,500 (paid) toUS$6,000 on the forth anniversary date and thereafter. The Company may purchase 100% interest in the property for $500,000 and all annual payments are considered advanced royalty payments and recoupable from any actual production royalty payments due owner. The property is subject to a variable royalty of 1.5% NSR on gold sales below $350 per ounce gold up to a maximum of 3.0%NSR when gold is sold at greater than $400 per ounce.

On March 1, 2005, the Company sold its 100% interest in the property to Yukon Gold Corporation Inc. (“Yukon Gold”) for cash payments totaling CDN$1,600,000 and 400,000 common shares in Yukon Gold. The Company received an initial payment of $150,000 and 133,333 common shares in Yukon Gold. Subsequent payments are scheduled as follows: $50,000 cash and 133,333 common shares on or before December 12, 2005 (cash and shares received); $100,000 cash and an additional 133,334 common shares on or before December 12, 2006; $100,000 on or before December 12, 2007; and $200,000 on or before December 12, 2008, payable as a combination of cash or common shares. Upon the commencement of commercial production, Yukon Gold shall pay the Company an additional $1,000,000 in a combination of cash and common shares.

The Company entered into an agreement in June, 2005, with New Sleeper Gold Corporation (“New Sleeper”). New Sleeper has the option to acquire a 100% interest in the property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. New Sleeper can acquire the property by making cumulative cash payments of US$305,000 (US$50,000 paid) over 7.5 years. Subsequent to the 2005 year end, the agreement was terminated.

The Company entered into an agreement with Apolo Gold & Energy Inc. (‘Apolo) in September, 2005. Apolo has the option to acquire a 55% interest in the Beowawe property by issuing a 100,000 restricted shares (received) to the Company upon execution of the Joint Venture Agreement and by issuing an additional 50,000 restricted shares or $50,000 worth of restricted shares, whichever, is greater on the first anniversary of the agreement and by spending US$1,700,000 on exploration over a four-year period. Upon completion of the work commitment, Apolo may increase its interest to 70% by completing a bankable feasibility study. If the Company does not participate in project financing after tabling of the feasibility study, the Company will dilute to a 15% Net Profits Interest.

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2005. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company does not believe that it was a QFC for the taxable year ended December 31, 2005.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended December 31, 2005, and expects that it may be a PFIC for subsequent taxable years. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended ( the “Exchange Act”) and, to the extent required of Canadian companies, will file periodic reports and other information with the Commission. All such reports and information may be ready and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

The Company’s SEC filing, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Judiciary Plaza, 100 F Street, NE, Room 1580, Washington, DC 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Commission at (202) 551-8090 for further information on the public reference rooms.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to share holders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

II

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

The Company has a Shareholder Rights Plan (the “Rights Plan”), which was confirmed by the shareholders at the Annual and Extraordinary General Meeting held on June 8, 2001 and at the Annual and Extraordinary General Meeting held on April 14, 2005.

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

II

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

Evaluation of disclosure controls and procedures. The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on December 31, 2005, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective.

Changes in internal control over financial reporting. There were no changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the U.S. Securities Commission (the “SEC”)) serving on its Audit Committee. Mr. Wilson Barbour has been determined to be such audit committee financial expert and is independent. The SEC has indicated that the designation of an audit committee financial expert does not make Mr. Barbour an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

6.	Proactively promote ethical behavior among subordinates and peers.

7.	Use corporate assets and resources employed or entrusted in a responsible manner.

8.	Advance the Company’s legitimate interest and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

C.	Principal Accountant Fees and Services

Fees

For the years ended December 31, 2005 and 2004, fees payable to the Company’s external auditors, De Visser Gray, Chartered Accountants, of Vancouver British Columbia, for audit services and for non-audit services were estimated and accrued as follows. During the years ended December 31 2005 and 2004, De Visser Gray was the Company’s only external auditor.

	December 31, 2005 $	December 31, 2004 $
Audit and related fees Tax fees	25,000(1) Nil	17,100 Nil
  (1) Audit fees estimated and accrued for 2005

Audit Committee’s Pre-Approval Polices and Procedures

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures. All of the services rendered. All services rendered by De Visser Gray during 2005 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

D.	Exemption From the Listing Standards for Audit Committees

Disclosure not required.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not repurchase any of its shares in the fiscal year ended December 31, 2005.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. There are material differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 13 to the financial statements and in ITEM 5 entitled, “Liquidity and Capital Resources”, under “. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see ITEM 3,

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Financial Statements (see Exhibit 15.2, filed as part of this annual report):

(i) Management’s Discussion and Analysis of Financial Condition and Results of Operations.
for the years ended December 31, 2005, 2004 and 2003.

(ii)	Auditors’ Report dated March 22, 2006.

(iii)	Consolidated Balance Sheets as at December 31, 2005, 2004 and 2003.

(iv)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003.

(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003.

(vi)	Notes to the Consolidated Financial Statements

(vii)
Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.

12.1	Section 302 Certifications by the Chief Executive and Chief Financial officers required by rule 13a-14(a) or Rule 15d-14(a).

13.1	906 Certifications by the Chief Executive and Chief Financial officers required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.

15.1	Management Information Circular dated March 20, 2006.

II

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

ATNA RESOURCES LTD.

/s/ David H. Watkins

David H. Watkins
President & Chief Executive Officer

March 20, 2006