Form 20-F
ATNA RESOURCES LTD
filed 2007-03-30
CIK 1041548

U.S. SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
Title of Each Class	Issued and Outstanding as at March 16, 2007

Common Shares without par value	64,376,838
Preferred Shares without par value	Nil

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]      No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]     No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or shorter period that the registrant was required to file such reports) , and (2) has been subject to such filing requirements for the past 90 days.
Yes [  X  ]     No [   ]

Indicate by check mark which financial statements item the registrant has elected to follow:
Item 17 [ X ]     Item 18 [   ]

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934):
Yes [   ]     No [ X }

 Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definitions of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer   [   ]      Accelerated filer [   ]     Non-accelerated filer [ X ]

17988.97871.RCC.2884114.2
II

TABLE OF CONTENTS

PART I

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

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F included herein contain forward-looking statements concerning the Company’s Nevada projects including the Jarbidge, Pinson, Beowawe, and other projects located in the United States, Canada and Chile. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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
•
mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production; uncertainty related to title to the Company’s mineral properties;

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

RESOURCE DISCLOSURE

Terms used in this Annual Report relating to mineral reserves and mineral resources are Canadian mining terms as defined in accordance with National Instrument 43-101 under the guidelines set out in Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and

ii

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

17988.97871.RCC.2884114.2
iii

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

	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04 $	Year ended 12/31/03 $	Year ended 12/31/02 $
Interest income	543,053	384,406	115,315	65,167	97,209
Other income	Nil	2,000	4,000	4,000	4,000
Operating revenue	Nil	Nil	Nil	Nil	Nil

Net Loss	727,509	1,203,836	4,522,611	1,764,935	5,273,769
Net Loss per common share	0.01	0.03	0.14	0.08	0.24

Total Assets	33,832,542	33,746,201	14,258,164	13,547,416	13,031,685
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Net Assets	33,050,634	32,019,896	13,286,976	13,482,199	12,678,906
Capital Stock	60,839,308	51,286,111	40,795,561	36,524,790	34,051,138
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of shares	64,176,838	55,429,067	38,950,872	30,194,667	21,757,037
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

As at March 16, 2006, the noon rate as quoted by Bank of Canada was Cdn$1.1740 equals US $1.00.

The following table sets out the high and low exchange rates for each month during the previous six months.

	High for Period	Low for Period

February 2007	1.1854	1.1597
January 2007	1.1825	1.1640
December 2006	1.1664	1.1394
November 2006	1.1473	1.1255
October 2006	1.1393	1.1179
September 2006	1.1274	1.10473

The following table sets forth the average exchanges rates for the past five years, expressed as Canadian dollars per U.S. dollars.

Year	Average

2002	1.5703
2003	1.4015
2004	1.3015
2005	1.2116
2006	1.1364

B.	Capitalization and Indebtedness

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

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

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

Joint Ventures

Certain of the properties in which Company has an interest are operated through joint ventures with other mining companies. In particular, the Company holds an interest in the Pinson Mining Property with the remaining interest held by PMC. The Company’s interest in the Pinson Mining Property is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company interests held through joint ventures and on the Company’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Potential Litigation

From time to time, during the ordinary course of business, the Company is threatened with, or is named as a defendant in, various actions, disputes, and legal proceedings, including claims of breach of contract, lost profits or other consequential damage claims. A significant judgment against the Company or a failure to settle any dispute on terms satisfactory to the Company could have a material adverse effect on the Company’s ability to continue operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Atna Resources Ltd. was incorporated under the Company Act (British Columbia) on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995.

The Company formed Atna Resources, Inc., (the “US subsidiary”), a wholly owned subsidiary, to act as its operating arm for mineral interests in the United States. The U.S. subsidiary was incorporated under and by virtue of the General Corporation Laws of the State of Nevada on December 8, 1987, and its principal office is located at 115 - 1575 Delucchi Lane, Reno, Nevada, USA, 89502.

Unless the context otherwise requires, the term “Company” in this report means Atna Resources Ltd. together with its U.S. subsidiary.

The head office of the Company is located at 510-510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. The address of the registered and records offices of the Company is 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

During the past three years, the Company’s capital and exploration expenditures have been incurred on projects located in the United States, with a substantial amount of the expenditures occurring on the Pinson Mine Property located in Humboldt County, Nevada. The Company has spent aggregate, net proceeds of $18,856,600 on exploration over the past three years with $16,661,569 being spent on the Pinson property and the balance spent on exploration and maintenance of the Company’s other US and Canada projects. This exploration has been financed primarily from equity financings, the exercise of warrants and the exercise stock options in 2004 totaling $3,648,758, $458,460 and $109,500, respectively; from equity financings, the exercise of warrants and the exercise of stock options in 2005 totaling $5,128,107, $5,074,192 and $243,225, respectively; and from equity financings, the exercise of warrants and the exercise of stock options in 2006 totaling $8,730,587, $459,795 and $286,125, respectively.

The Company’s exploration focus has shifted from the Pinson project to the Jarbidge and other Nevada projects as a result of Pinson Mining Company’s (PMC) election in April 2006 to back-in on the Pinson project. As a requirement of the back-in PMC must spend US$30 million before April 2009 if it is to earn back a 40% in the project from the Company, thereby increasing PMC’s project interest from 30% to 70%.

The Company has sufficient working capital for property maintenance requirements and administrative overhead for the next 12 months.

B.	Business Overview

Atna Resources Ltd. commenced operations in 1984. The Company is a mineral resource exploration company engaged in the business of acquiring and exploring resource properties with a particular focus on precious metal deposits. Since 2002, the Company has focused its efforts on gold exploration and development in the State of Nevada. The Company has property interests in Arizona, British Columbia, Yukon Territory, and Chile. The Company's properties are at various stages of exploration and development. The Company’s projects have no reserves and no cash flow. The Company's properties are not subject to any mortgages and management is not aware of any encumbrances on any property.

C.	Organizational Structure

The Company owns all of the issued and outstanding shares of the common stock of Atna Resources, Inc., U.S.A., a Nevada corporation.

D.	Property, Plant and Equipment

Jarbidge, Nevada, USA

Terms of Acquisition

By an agreement dated December 5, 2003, the Company obtained an option to acquire a 100% interest in 273 Jarbridge unpatented lode claims and 4 patented lode claims located in Elko County, Nevada, by paying a total of US$600,000 (US$10,000 paid) to the Optionor by December 5, 2009, and incurring aggregate exploration expenditures of US$300,000 by December 5, 2006. The property is subject to a NSR ranging from 1.5-2.5%. During the year ended December 31, 2006 the Company staked nine mineral claims adjacent to this property and within the area of interest of the agreement. The claims are registered in the name of the Company and are subject to the terms of the agreement..

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

The project includes 12 patented lode, mining claims and 289 unpatented lode claims encompassing an area of approximately 1,271.0 hectares (3,140.4 acres). This includes 1,200.1 hectares (2965.2 acres) of unpatented lode mining claims and 70.9 hectares (175.2 acres) of patented lode mining claim

History and Previous Exploration

The Jarbidge District was discovered in 1909. Total historic gold production, between 1910 and 1932, is estimated to be over 400,000 ounces of gold and 1.2 million ounces of silver. Incomplete production records indicate the district was the source of approximately 818,181 tonnes of ore (900,000 short tons) with a recovered grade of 16.7g/t gold (0.486 ounce gold/ton) and 49g/t silver (1.43 ounces silver/ton).

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

Mr. John D. Bernt entered the district in the 1980’s and began prospecting and acquiring land and developed a number of high-grade vein targets with supporting assay data from surface sampling. The Company’s rock sampling includes gold assays up to 1,000g/t gold from banded quartz-chalcedony vein samples. Reconnaissance sampling of vein exposures in the district, (up to 41 g/t gold) was performed by the Company’s field crews in 2003. The Company’s work program for 2004 included detailed surface soil and rock sampling and geologic and structural mapping of the district to determine the character of the historic ore shoots and the potential for undiscovered on-strike extensions. A permit application was submitted to the United States Forest Service to allow the Company to drill at up to 36 drill sites for a total of 72 drill holes totalling over 15,000 meters of drilling. The permits were designed to allow significant follow-up to an initial phase of drill testing.

During 2005, the Company conducted permitting related activities on the property. This work included the finalization of the detailed archaeological survey required under US Forest Service (USFS) regulations. Subsequent to the close of business in 2005, this survey was submitted to the USFS and the State Historical Preservation Office (SHPO). SHPO must approve the work contained within the permit after a 30-day notice period, unless the work includes the destruction of significant archaeological sites.

Drill permits were granted late in field season in 2006 resulting in the completion of only a small portion of the planned drilling program before terminating due to winter weather. A total of 2,260 feet in five holes were completed out of a planned 10,500 foot program. The drilling intersected numerous silicified structures and veins but returned no significant gold values. Pervasive, intense argillic alteration intersected in the Longhike area suggests potential for precious metals to occur several hundred feet below.

The first five drill holes ranged in depth from 190 feet to 625 feet. Three target areas were tested with one drill setup at each target. All drill holes intersected classic epithermal textured veins within strong fault structures showing potential for the system to host new high grade gold and silver mineralization similar to that historically mined in the district. Permits are in place to complete drilling at previously laid out targets and to follow-up on the structures intersected during the fourth quarter.

Detailed structural mapping and vein sampling conducted during the season outlined new drill targets and yielded significant geochemical results which will require follow-up drilling in the spring. Two hundred and sixty five rock chip samples from various areas on the property were collected during the season. Forty two samples were highly anomalous, with assays equal to or greater than 0.03 oz/t gold (1 g/t Au), including twelve samples greater than 0.25 oz/ton gold (8.6 g/t Au), and eight samples greater than 0.5 oz/ton gold (17.1 g/t Au). Several of the existing target areas were extended along strike of the veins and new prospective targets were identified.

The following tables list some of the best surface results from this season’s work program.

Surface Outcrop and Float Sampling (>0.25 oz/ton Au)
Sample ID	AREA	Type	Au opt (g/t)	Ag opt (g/t)
X-7	Bluster	Outcrop	2.05 (70.2)	15.83 (542.8)
JAR-JW-101	Northstar	Float	1.09 (34.4)	2.91 (100.0)
X-59	Bluster	Float	0.81 (27.6)	1.58 (54.5)
X-26	Bluster	Outcrop	0.34 (11.5)	0.70 (24.3)
X-78	Bluster	Float	0.31 (10.7)	0.28 (9.6)
X-23	Bluster	Outcrop	0.29 (10.0)	1.06 (36.6)

Dump Sampling (>0.50 oz/ton Au)
Sample ID	AREA	Type	Au opt (g/t)	Ag opt (g/t)
LH-9	Longhike	Dump	3.37(115.4)	2.91 (100.0)
JAR-JW-110	Buckeye	Dump	2.29 (78.4)	86.93 (2980.7)
LH-7	Longhike	Dump	1.23(42.1)	2.91 (100.0)
JAR-JW-102	Northstar	Adit	0.77 (26.3)	0.68 (23.5)
JAR-JW-103	Northstar	Adit	0.58 (19.8)	2.91 (100.0)

Proposed Exploration Work

The 2006 exploration program outlined new drill targets and yielded significant geochemical results which will require follow-up drilling in the spring of 2007. Exploration at the property during 2007 will focus on drilling the targets identified in the last several years of exploration on currently permitted drill sites. Additionally, an environmental assessment will be completed as part of the second phase of permitting to allow drill access to new target areas not yet covered by the existing U.S. Forest Service permits.

Underground and Surface Plant and Equipment

There is no underground or surface, plant or equipment of commercial value on the Jarbidge property, nor is there any known commercial ore body.

Pinson Mine Property, Humboldt County, Nevada.

Terms of Acquisition

The Company entered into in an agreement effective August 12, 2004, with Pinson Mining Company (“PMC”) (a Nevada general partnership comprised of Homestake Mining Company of California, a California corporation, and Barrick Holding Co., a California corporation), whereby the Company may acquire up to 100% interest in the Pinson Mine Property (the “Earn-in Agreement”). The Company may acquire an initial 70% interest in the Pinson Property by spending US$12 million over 4 years with a commitment to spend US$1.5 million in the first year. Upon the Company’s vesting with a 70% interest in the project and delivering a preliminary feasibility study, Pinson may elect to: (i) back-in to a 70% interest by spending an additional US$30 million on the project over a 3-year period; (ii) form a 70:30 joint venture, with the Company holding a 70% interest as Operator and each party contributing its share of further expenditures; (iii) offer to sell its remaining 30% interest to the Company for US$15 million, thus bringing the Company’s interest in the project to 100%.

In January 2006, the Company vested its 70% earn-in on the Pinson project by completing expenditures of US$12 million and delivering an economic evaluation of the property to PMC. The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period. PMC notified the company that it would elect to back into the property on April 6th, 2006. Completion of qualifying expenditures by PMC, on or before April 5th, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest. If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company will retain a 70% interest in the project and again become operator.

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
 (1) The resource announced in February 2005 by Atna Resources Ltd. for the Pinson project and supported by the Pinson Gold Property Technical Report (filed in March 2005 with SEDAR) is located within four (4) square miles highlighted in the land/royalty table above (Sections 28, 29, 32, and 33 of Township 38 North, Range 42 East). Due to the relatively high-level of uncertainty for resource-level tonnage and grade calculations, particularly when the majority of the resource is categorized as “Inferred”, Atna has not yet broken down the resource into individual property parcels. Ultimately, should a minable reserve be established, Atna will determine exactly what resource blocks are located on which parcels such that an accurate mine plan, royalty payment burden, and cash flow model for the project may be established as part of a full feasibility study on the project’s mineral resources and or reserves (if reserves are established in the future).

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

A resource estimate was carried out in March 2006 resulting in 1,692,300 tons of measured plus indicated mineral resources containing approximately 712,000 ounces gold at a 0.20 opt cut-off. An additional 3,097,000 tons of an inferred mineral resource is estimated to contain 1,052,980 ounces gold also at a 0.20 opt cut-off. The resource is summarized at 0.20 and 0.25 oz/ton Au cut-off grades in the following tables:

Range Front and CX Zones, Resource Estimate(1)

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

	0.20 Au opt cut-off(2)			0.25 Au opt cut-off
	Tons (x 1,000)	Grade Au opt	Contained oz Au	Tons (x 1,000)	Grade Au opt	Contained oz Au
Measured	696.4	0.413	287,613	506.0	0..483	244,398
Indicated	995.9	0.427	425,249	739.7	0..497	367,631
Measured+Indicated	1,692.3	0.421	712,862	1,245.7	0.491	612,029
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

	0.20 Au opt cut-off(2)			0.25 Au opt cut-off
	Tons (x 1,000)	Grade Au opt	Contained oz Au	Tons (x 1,000)	Grade Au opt	Contained oz Au
Inferred	3,097.0	0.340	1,052,980	2,435.0	0.371	903,385
(1) Mineral resources which are not mineral reserves and do not have demonstrated economic viability.
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
7) Projected gold price of $450/oz.

Following the Company’s earn-in in January 2007 the property was put on care and maintenance by PMC.

Surface Plant and Equipment

A variety of equipment remains on the property including a building complex which includes offices, work area and dry, water pipelines, and an electrical sub station. The Company completed, prior to vesting in its 70% interest, a small office/dry/warehouse building to support further work at the property.

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

No significant work was conducted on the property during 2006.

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

On February 16, 2007 the Company terminated the agreement with Apolo as a result of a default of its obligations under the Agreement. Through the execution of a Quitclaim and Release, Apolo has relinquished any and all rights to the property in favor of the Company.

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

Exploration Work

In 2004, a total of three holes were drilled to test the geothermal well gold anomalies and targets in the White Canyon area. There was no encouragement warranting follow-up near the geothermal wells. Geochemically anomalous mineralization and alteration were intersected at White Canyon. No drilling was conducted during 2005 or in 2006. A drill program of 6,000 feet of reverse circulation rotary drilling is planned and will be completed prior to July 2007.

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

The Company entered into an earn-in agreement in November, 2006 with Meridian Minerals Corp. (“Meridian”). Meridian has the right to acquire a 51% interest in the property by making cumulative cash payments of US$635,000 (US$95,000 paid) and cumulative exploration expenditures of US$3.3 million over a period of four year. At such a time as the earn-in commitments have been made a Meridian (51%)/Atna (49%) joint venture will be formed. After formation of the joint venture Meridian will have the right to increase its participation interest in the joint venture from 51% to 70% by delivering a pre-feasibility study to the Company within 30 months of making the initial earn-in contribution.

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

2006 Work program

No exploration work was conducted on the property during 2006. Meridian Gold is required to spend $300,000 on exploration prior to November 28, 2007 to maintain its earn-in agreement in good standing.

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

The following discussion of the financial condition, changes in financial condition, and results of operations, of the Company for each of the years in the three-year period ended December 31, 2006, should be read in conjunction with the financial statements of the Company included in Item 17 - Financial Statements.

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

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

During the year, the Company incurred an operating loss of $742,509 (2005 - $1,203,836; 2004 - $4,522,611) resulting in a basic and diluted loss per share of $0.01 (2005 - $0.03; 2004 - $0.15). The operating loss was comprised of general and administrative expenses of $2,642,354 (2005 - $1,537,754; 2004 - $1,097,019) and other income and expenses of $742,509 (2005 - $1,203,836; 2004 - $4,522,611). The increase in general and administrative expenses was primarily attributed to the following items: (i) an increase in stock based compensation (a non-cash item) to $1,018,572 (2005 - $146,866; 2004 - $94,770) as a result of the number of stock options vested during the year and as a result of the recorded fair market value of the agents’ warrants issued in regards to the special warrant brokered private placement completed in February 2006; (ii) an increase in wages and benefits to $435,490 (2005 - $232,593; 2004 - $202,546) as a result of hiring an additional full-time employee, an increase in salaries, the granting of bonuses to management and employees and a change in the allocations in reporting salaries and wages from the previous period; (iii) an increase in exploration and business development to $249,904 (2005 - $84,503; 2004 - $208,268) as a result of the Company’s ongoing investigation of merger and acquisition opportunities; (iv) an increase in amortization (a non-cash item) to $119,534 (2005 - $26,343; 2004 - $7,929) the majority of which was for the amortization of the building on the Pinson property; and (v) an increase in insurance costs to $49,741 (2005 - $18,109; 2004 - 1,956) as a result of increasing the limits of liability on directors’ and officers’ liability and an increase in the cost of general liability insurance.

During the year, the Company incurred other expenses and income comprised primarily of the following: (i) an increase in the gain on sales of marketable securities to $1,684,206 (2005 - $411,877; 2004 - $45,858) as a result of the gain on sale of Yukon Zinc Corp., Pacifica Resources Corp. and Silver Quest Resources shares; (ii) an increase in mineral property transactions to $253,168 (2005 - Nil; 2004 - Nil) as the result of shifting proceeds received for the Marg property to the income statement, which resulted in a net decrease in resource property write-downs of $122,357 (2005 - $315,809; 2004 - $1,881,155); and (iii) an increase of $185,000 (2005 - Nil; 2004 - 300,000) relating to the sharing of revenue from the sale of the Wolverine project.

The Company completed a special warrant private placement financing in the amount of $8,730,587 (2005 - $5,128,107; 2004 - $3,648,758) by converting 7,450,000 special warrants to 7,450,000 common shares at a price of $1.35 per special warrant; received aggregate proceeds of $459,795 (2005 - $5,074,192; 2004 - $458,460) from the exercise of share purchase warrants; and received aggregate proceeds of $286,125 (2005 - $243,225; 2004 - $109,500) from the exercise of stock options.

The Company received investment and miscellaneous income of $543,053 (2005 - $386,406; 2004 - $119,315) as a result of having a greater amount of funds on deposit and through the investment of a certain portion of the funds in longer term financial instrument

The Company incurred exploration expenditures of $3,659,090 (2005 - $12,126,554; 2004 - $3,073,956). The costs were attributed to exploration expenditures of $2,578,256 with cost recoveries of ($999,640) on the Pinson property; exploration expenditures of $753,537 on the Jarbidge property; exploration expenditures of $131,462 with cost recoveries of ($351,635) on the Beowawe property; exploration expenditures of $28,047 with cost recoveries of ($67,866) on the Clover property; exploration expenditures of $167,792, acquisition costs of $12,647, cost recoveries of ($10,487) and receipt of option payments of ($256,171) on other properties located in the USA, Canada and Chile; and an aggregate of $122,357 for the write-down of the Sno property, Nevada, White Bull property, BC, and the Ty, Tree and Marg properties, Yukon.

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

The Company had a net working capital position of $13,665,357 at December 31, 2006 (2005 - $14,998,365; 2004 - $8,079,661). The Company's current working capital position provides it with sufficient liquidity to provide it with adequate working capital for property maintenance requirements and administrative overhead for the next 12 months.

At December 31, 2006, outstanding stock options represented a total of 2,140,000 shares. The exercise of these securities is completely at the discretion of the holders and the Company has had no indication that any of these securities will be exercised. At December 31, 2006, the company had no outstanding share purchase warrants.

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

Consult the Company’s audited annual consolidated financial statements for the year ended December 31, 2006 for the differences if the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3062.

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

F. Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations to disclose for the fiscal year ended December 31, 2006 as the majority of the Company’s expenditures on its properties are of a discretionary with the majority of expenditures falling under the responsibility of joint venture partners.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The members of the board of directors and officers of the Company as at March 16, 2007, are as follows:

Name and Position in the Registrant	Other Principal Directorships	Principal Business Activities Outside the Company
Glen D. Dickson(1)(2) Chairman and Director	Gold-Ore Resources Ltd.; Cumberland Resources Ltd.; Red Dragon Resources Ltd.	Chairman and CEO of Gold-Ore Resources Ltd.
David H. Watkins President, Chief Executive Officer and Director	Maudore Minerals Ltd.; Golden Goose Resources Inc.; EURO Resources S.A.	None
William J. Coulter(1)(2) Director	Commander Resources Ltd.; Galore Resources Inc.	Independent Investor
James K.B. Hesketh(1)(2) Director	Canyon Resources Corp.; Apogee Minerals Ltd.	President and CEO of Canyon Resources Corporation
Wilson J. Barbour(1) Director	None	Independent financial consultant
William R. Stanley Vice President, Exploration	None	None
G. Ross McDonald Chief Financial Officer	Corriente Resources Inc.; Frontier Pacific Mining Corp.; Fjordland Explorations Ltd.; Landmark Resources Corp.; Miranda Gold Corp.; Crescent Resources Corp.	Self-employed Chartered Accountant
Bonnie L. Whelan Corporate Secretary	None	None
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

William J. Coulter - Mr. Coulter has more than 40 years experience in the mineral resource sector. He has served as founding director, management, and shareholder of numerous junior mining, exploration and hydrocarbon companies, and has extensive experience in financing, mergers and acquisitions.

James K.B. Hesketh - Mr. Hesketh has held the positions of President, CEO and Director of Canyon Resources since August 2, 2005.  He has had a 27 year career in the mining industry which has spanned positions in mining finance, operations, consulting, business development and engineering with companies including: RMB Resources, NM Rothschild & Sons, Cyprus Amax; Pincock, Allen & Holt, and Dresser Industries. This experience has included both domestic and international postings. Mr. Hesketh holds degrees in Mining Engineering and Mineral Economics from the Colorado School of Mines. Mr. Hesketh is a non-executive director of the Company and Apogee Minerals Limited.

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

Bonnie L. Whelan - Ms. Whelan has a number of years experience in the public resource sector in positions of senior officer, director and upper management. As the corporate secretary of the Company, Ms. Whelan is engaged in public company administration which includes maintaining corporate compliance, regulatory filings, and office systems development and implementation.

(B)	Compensation

The Company has four officers.

Information specified in this Item for individually named directors and senior officers incorporates by reference the Management Information Proxy Circular dated March 16, 2007, prepared in connection with the Company’s Annual General Meeting to be held on April 26, 2007 (see Exhibit 15.1).

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal year ended December 31, 2006:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)	Securities Under Options / SARs(3) granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compensation ($)
David H. Watkins President, Chief Executive Officer and Director	2006	176,000	64,000	Nil	150,000 (5)	Nil	Nil	n/a
William J. Coulter Director	2006	n/a	Nil	Nil	75,000(5)	Nil	Nil	n/a
James K.B. Hesketh Director	2006	n/a	Nil	Nil	75,000(5)	Nil	Nil	n/a
Glen D. Dickson Chairman and Director	2006	n/a	Nil	Nil	75,000 (5)	Nil	Nil	n/a
Wilson J. Barbour Director	2006	n/a	Nil	Nil	75,000(5)	Nil	Nil	n/a
William R. Stanley VP Exploration	2006	145,000	40,000	Nil	125,000(5)	Nil	Nil	n/a
G. Ross McDonald Chief Financial Officer	2006	31,500	3,000	Nil	20,000(5)	Nil	Nil	n/a
Bonnie L. Whelan Corporate Secretary	2006	105,000	10,000	Nil	50,000(5)	Nil	Nil	n/a
(1) Financial year for the period January 1 to December 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Stock Options are exercisable at a price of $2.01 per share prior to January 30, 2009.

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

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at five and the approval of the shareholders is therefore being sought at the Company’s next Annual and Special Meeting (the “Meeting”) to be held on April 26, 2007.

Election of Directors

The Company's Board of Directors presently has five members. At the Meeting to be held on April 26, 2007, one director is to be elected, to hold office for the term expiring at the Annual General Meeting in 2010 or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The terms of office of the other four directors who are not nominees for election expire at the Annual General Meetings in 2008 and 2009, respectively.

The information in the following table has been provided by the respective directors:

Name, Country of Ordinary Residence	Present principal Occupation, business or employment and, if not elected a director by a vote of security holders, occupation, business or employment during the past 5 years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Nominees for Election - Directors whose terms of office will expire at the Annual General Meeting in 2010
David H. Watkins British Columbia, Canada	President, Chief Executive Officer and Director of the Company.	President and Chief Executive Officer, Mar.22/2000 to date	939,880
Directors whose terms of office will expire at the Annual General Meeting in 2008
William J. Coulter(4)(5) Ontario, Canada	Independent Investor; Binjas Holdings Ltd., and The Jay Willy Trading Co. Ltd.	Director, Jun.01/1984 to date	192,000(6)
James K.B. Hesketh(4)(5) Colorado, United States	President & CEO, Canyon Resources Corporation,	Director, Sep.20/2001 to date	35,000
Directors whose terms of office will expire at the Annual General Meeting in 2009
Glen D. Dickson (4)(5) British Columbia, Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd.	Chairman and Director, Dec.05/2002 to date	245,000
Wilson J. Barbour(4) Ontario, Canada	Independent Financial Consultant.	Director, May 20/2003 to date	100,000
(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(2) Each of the directors is an elected director by a vote of security holders.

(3) In aggregate, the Director and officers of the Company owns directly, indirectly or beneficially, or exercise control or direction over, a total of 1,511,880 common shares of the Company. This figure represents approximately 3% of the total number of issued and outstanding common shares of the Company as at March 16, 2007. These figures, not being within the knowledge of the Company, have been furnished by each of the respective Directors and officers. This column shows the common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of March 16, 2006.
(4) Member of Audit Committee.
(5) Member of the Compensation Committee.
(6) 50,000 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of The Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal year ended December 31, 2006, there were no employment contracts between the Company and any of its subsidiaries and its senior management.

The Company entered into change in control agreements on January 11, 2007 (the “Agreements”) with each of David H. Watkins, William R. Stanley, Bonnie L. Whelan and Kendra A. Johnston. For the purposes of the Agreements, a “change of control” is deemed to have occurred in the following circumstances:

The acquisitions by any person or any group of persons acting jointly or in concert (as defined in the Securities Act (British Columbia)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 35% of all outstanding voting securities of the Company;

The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than a subsidiary of the Company; or

An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35% of all of the outstanding voting securities of the company resulting from the business combination.

Pursuant to the terms of the Agreements, upon the occurrence of both a change in control and the termination of employment within 12 months following the change in control, other than for cause, or resignation from employment from the Company for good reason (as defined in the Agreements), the terminated or resigning party will be entitled to a termination payment that will include a payment of: (i) from one to two times the annual base salary depending upon the employee; (ii) one to two times the annual bonus depending upon the employee; and (iii) all vacation pay due and any unpaid bonus’ as at the last day of employment. Mr. Watkins, Ms. Whelan and Ms. Johnston are also entitled to two times the annual cost to the Company of all benefits received as at the last day of employment, or the Company may, at its option, continue such coverage for a 24-month period.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at March 16, 2007:

Name	# of Common Shares Held	Number of Stock Options	Number of Warrants	Exercise Price $	Expiry Date
David H. Watkins	939,880	100,000 300,000 150,000 183,000	- - - -	0.325 0.70 2.01 1.36	Apr 20/21007 Apr 18/2008 Jan 30/09 Jan 11/2010
William J. Coulter	192,000(1)	75,000 75,000 91,500	- - -	0.70 2.01 1.36	Apr 18/2008 Jan 30/2009 Jan 11/2010
James K.B. Hesketh	35,000	75,000 75,000 91,500	- - -	0.70 2.01 1.36	Apr 18/2008 Jan 30/2009 Jan 11/2010

Glen D. Dickson	245,000	100,000 75,000 61,500	- - -	0.70 2.01 1.36	Apr 18/2008 Jan 30/2009 Jan 11/2010
Wilson J. Barbour	100,000	75,000 75,000 91,500	- - -	0.70 2.01 1.36	Apr 18, 2008 Jan 30/2009 Jan 11/2010
William R. Stanley	150,000	50,000 150,000 125,000 152,500	- - - -	0.325 0.70 2.01 1.36	Apr 20/2007 Apr 18/2008 Jan 30/2009 Jan 11/2010
G. Ross McDonald	-	50,000 20,000 24,400	- - -	0.59 2.01 1.36	Feb 8/2009 Jan 30/2009 Jan 11/2010
Bonnie L. Whelan	15,000	100,000 50,000 61,000	- - -	0.59 2.01 1.36	Feb 8/2008 Jan 30/2009 Jan 11/2010
(1) 50,000 of these shares are registered in the name of Binjas Holdings Ltd. and 22,000 of these shares are registered in the name of the Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William Coulter.

Incentive Stock Options Plan

In 1996, the Company previously adopted, with approval from the Company’s shareholders, an incentive stock option plan (the “1996 Plan”) pursuant to the policies of the Toronto Stock Exchange (the “TSX”). The 1996 Plan has been amended on a number of occasions, including most recently at the Annual and Special Meeting of the Company held on April 20, 2006.

The 1996 Plan, as amended does not comply with the policy outlined in the TSX Company Manual with respect to security based compensation arrangements. As a result, on March 16 16, 2007, the Board of Directors of the Company approved the adoption of a new stock option plan (the “2007 Plan”), subject to shareholder and regulatory approval. The 2007 Plan will replace the 1996 Plan and, consequently, no new options will be granted under the 1996 Plan. Options granted under the 1996 Plan prior to the adoption of the 2007 Plan will survive until exercise, lapse or termination in accordance with the provisions of the 1996 Plan.

Key provisions of the 2007 Plan include:

(a)
the maximum number of common shares issuable pursuant to options granted under the 2007 Plan will be a number equal to 10% of the issued and outstanding common shares on a non-diluted basis at any time;

(b)
a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis may be issuable to insiders of the Company pursuant to options granted to insiders under the 2007 Plan;

(c)
a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis are issued to insiders of the Company within any one-year period pursuant to options granted to insiders under the 2007 Plan;

(d)
the option price per common share is to be determined by the Board of Directors provided that such exercise price is not less than the market price on the date of grant of such options or such other minimum price as may be required by the TSX;

(e)	the vesting period of all options shall be determined by the Board;

(f)
options may be exercisable for a period of up to a maximum term of five years, subject to a blackout period allowance, such period to be determined by the Board of Directors of the Company, and the options are non-transferable;

(g)
options held by individuals who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (a) the original expiry term of such options; (b) 30 days after the Optionee ceases active employment with the Company; or (c) 30 days after the date of delivery of written notice of retirement, resignation or termination;

(h)	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(i)	options which expire unexercised or are otherwise cancelled will be returned to the 2007 Plan and may be made available for future option grant pursuant to the provisions of the 2007 Plan;

(j)	optionees may, rather than exercise their options, elect to terminate such option, in whole or in part, and receive either an equivalent number of common shares or cash payment in lieu thereof; and

(k)
the Board may, from time to time, subject to applicable law and the prior approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate, discontinue or amend the 2007 Plan and the Board may amend the 2007 Plan or options granted under it without shareholder approval.

Provisions of the 2007 Plan described in items (d), (e), (f) and (i) listed above are consistent with the provisions contained in the 1996 Plan. Provisions of the 2007 Plan described in items (a), (g) and (k) in the 2007 Plan differ from the analogous provisions in the 1996 Plan. There are no provisions in the 1996 Plan analogous to the provision in the 2007 Plan described in items (b), (c), (h) and (j) above. The full text of the 2007 Plan can be found in Appendix A of the Management Information Proxy Circular dated March 16, 2007.

Purpose of the 2007 Plan

The adoption of the 2007 Plan is intended to further the purpose of the 1996 Plan, which is to permit the Company to motivate and reward individuals who contribute to the Company’s profitability and to provide those individuals with a proprietary interest in the long term growth and financial success of the Company. The Board believes that the 2007 Plan will enhance the ability of the Company to continue to attract and retain talented individuals in a highly competitive industry.

Changes to the 1996 Plan

The 2007 Plan contains changes designed to conform certain provisions in the 2007 Plan to the TSX rules and regulations relating to security based compensation arrangements, as well as changes to the 1996 Plan which the Board considers to be in the best interests of the Company.

Maximum Shares Available

As of the date of this Information Circular, 2,903,800 stock options remain outstanding under the 1996 Plan, representing approximately 4.3% of the issued and outstanding common shares on a fully diluted basis, and 42,564  common shares of the Company remain available for future stock option awards under the 1996 Plan, representing less than 1% of the issued and outstanding common shares on a fully diluted basis,. The maximum number of common shares of the Company that may be issuable under the 2007 Plan is a number equal to 10% of the number of issued and outstanding common shares of the Company on a non-diluted basis at any time.

Maximum Shares Available to Insiders

To ensure that insiders of the Company have the opportunity to vote on certain approvals listed in Section 613(a) of the TSX Company Manual, the 2007 Plan restricts the maximum number of common shares of the Company that under the 2007 Plan are issued, or that may be issuable, to insiders (as defined under applicable securities law). Under the 2007 Plan, no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis may be: (i) issuable to insiders of the Company pursuant to options granted to insiders under the 2007

Plan; or (ii) issued to insiders of the Company within any one year period pursuant to options granted to insiders under the 2007 Plan, in both cases together with all of the Company’s previously established and outstanding or proposed share compensation arrangements.

Share Appreciation Rights

The 2007 Plan introduces the concept of share appreciation rights, which is not provided for in the 1996 Plan. Under the share appreciation rights, optionees have the right to receive a certain number of common shares calculated pursuant to the difference between the fair value of a common share and the option exercise price upon exercise or, subject to the consent of the Company, cash payment calculated pursuant to section 4.11(b) of the 2007 Plan in lieu of purchasing common shares of the Company upon the exercise of the option. The cash settlement alternative provides optionees with an alternative means to exercise their options and provides the Company with a means of reducing the dilution normally associated with option exercises.

Amending Provisions

The amending provisions in the 2007 Plan provide that the Board of Directors of the Company may, from time to time, subject to the 2007 Plan, applicable law and the prior approval, if required, of the TSX or any other regulatory body having authority, or of the shareholders of the Company, suspend, terminate, discontinue or amend the 2007 Plan. The Board may not amend the 2007 Plan without the approval of the shareholders of the Company and the TSX with respect to the following; (a) altering the maximum number of shares available under the 2007 Plan; (b) amending the terms of an option granted to an insider of the Company; (c) extend the expiration term from a blackout period allowance; (d) making a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders; (e) adding any form of financial assistance; or (f) adding a deferred or restricted share unit or any other provision which results in an eligible participant receiving Shares while no cash consideration is received by the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the Directors and senior officers of the Company, and based upon the Company’s review of the records maintained by Pacific Corporate Trust Company, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at March 16, 2007, only the following shareholder beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the common shares of the Company:

Name	Number of Shares	Percentage
Anglo Pacific Group plc London, England	7,183,100	11.16%

Tabled below is the distribution of the registered shareholders of the Company at December 31, 2006, as provided by the Company’s transfer agent, Pacific Corporate Trust Company:

Country	Total Holders	%	Total Holdings	%
USA Canada Other Countries	21 3 -	41.18 58.82 -	2,460,777 61,716,061 -	3.83 96.17 -

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

None of SIM Geological Inc. or Robert C. Sim, being the company and the person, respectively, involved in the preparation of the technical report relating to the Pinson Mine Property, or any director, officer or employee thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the directors, officers and employees, as applicable, of the aforementioned company do not beneficially own, directly or indirectly, in the aggregate, more than one percent of the securities of the Company and its associates and affiliates.

DeVisser Gray, auditors of the Company, has advised the Company that it is independent within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of applicable securities laws of Canada.

Neither the aforementioned person, nor any director, officer, employee or partner, as applicable, of the aforementioned company or partnership is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information Financial Statements

Attached hereto are the audited financial statements of the Company for the fiscal years ended December 31, 2006 and 2005. The financial statements are accompanied by auditors' reports and related notes. See “Item 17. Financial Statements”.

Legal Proceedings

The Company has assigned its full interest in the Jarbidge claims to Atna Resources, Inc. (ARI), its wholly owned Nevada subsidiary. ARI has been joined to a lawsuit pending in the Fourth Judicial District Court of Elko County, Nevada. The Plaintiff is the underlying owner of the Jarbidge claims, which are held under option by ARI. The action seeks to condemn a right of way on an existing road across certain patented claims to provide access to the mineral claims held under option by ARI. ARI is pursuing the action as well as exploring alternate means to settle the litigation. The Management of the Company believes that the lawsuit has no significant effects on the Company’s financial position. The lawsuit was dismissed on November 1, 2005, with no charge or claim against Plaintiff or the Company.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Statement.

ITEM 9.	THE OFFERING AND LISTING

A.	Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock on the Toronto Stock Exchange are set forth below.

For the five most recent full financial years: the annual high and low market closing prices:

	High - $	Low - $

2002	0.51	0.19
2003	0.62	0.21
2004	0.95	0.29
2005	2.56	0.55
2006	2.41	0.95

For the two most recent full financial years and any subsequent period: the high and low market closing prices for each full financial quarter:

	High - $	Low - $

Fiscal 2005
First Quarter, ended 03/31/05	0.73	.067
Second Quarter, ended 06/30/05	0.77	0.75
Third Quarter, ended 09/30/05	1.08	1.03
Fourth Quarter, ended 12/31/05	2.00	1.95

Fiscal 2006
First Quarter, ended 03/31/06	2.41	1.82
Second Quarter, ended 06/30/06	2.36	1.01
Third Quarter, ended 09/30/06	1.48	1.02
Fourth Quarter, ended 12/31/06	1.46	0.95

Fiscal 2007
First Two Months, ended 02/28/07	1.71	1.30

For the most recent 12 months: the high and low market closing prices and the average trading volumes for each month:

	High - $	Low - $	Average Volume
March 1-15, 2007	1.55	1.26	145,400
February 2007	1.71	1.45	222,900
January 2007	1.58	1.30	207,700
December 2006	1.46	1.25	196,900
November 2006	1.31	1.09	168,000
October 2006	1.24	0.95	155,400
September 2006	1.25	1.02	176,400
August 2006	1.49	1.22	117,000
July 2006	1.50	1.21	133,100
June 2006	1.28	1.00	239,500
May 2006	1.67	1.21	484,000
April 2006	2.41	1.46	807,400
March 2006	2.55	1.80	249,800

B.	Plan of Distribution

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

The table presented below reports on the current authorized capital of the Company.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2006	Outstanding as at March 16, 2007
Common Shares	Unlimited	$60,839,308 (64,176,838 shares)	$60,921,808 (64,376,838shares)
Preferred Shares	Unlimited	Nil	Nil

As at March 16, 2007, the Company had outstanding stock options to purchase a total of 2,903,800 common shares, exercisable at prices ranging from $0.325 to $2.01 per share prior to January 11, 2010.

The following table sets out a history of the Company's share capital for the three most recently completed fiscal years to the date of this document:

	2006		2005		2004
	Number of Shares	Amount $	Number of Shares	Amount $	Number of Shares	Amount $
Opening balance	55,429,067	51,286,111	38,950,872	40,795,561	30,194,667	36,524,790
Issued for:
Private placement	7,450,000	8,730,587	7,000,000	5,128,107	7,280,000	3,648,757
Warrants	502,771	459,795	8,538,195	5,074,192	1,036,205	458,461
Exercise of stock options	795,000	286,125	940,000	243,225	410,000	147,653
Property	-	-	-	-	30,000	15,900
Severance settlement	-	-	-	-	-	-
Stock-based compensation	-	76,690	-	45,026	-	38,153
Closing balance	64,176,838	60,839,308	55,429,067	51,286,111	38,950,872	$40,795,561

B.	Memorandum and Articles of Association

The Company was incorporated as Atna Resources Ltd. under the Province of British Columbia Company Act by registration of a Memorandum and Articles.  On April 12, 1996, the Company adopted a revised Memorandum pursuant to which the authorized capital was increased from 20,000,000 to 100,000,000 common shares. On May 20, 2003, the Company adopted a revised Memorandum pursuant to which the authorized capital was altered and increased to 150,000,000 Shares, divided into 100,000,000 Common Shares without par value and 50,000,000 Preferred Shares without par value. The said Common and Preferred Shares shall have attached thereto the Special Rights and Restrictions as set forth in the Articles of the Company. On April 14, 2005, the Company adopted the Business Corporations Act (British Columbia) (the “BCBCA”) as legislated by the Province of British Columbia on March 29, 2004. Under the BCBCA, the Company adopted new Articles consistent with the terms and provisions of the BCBCA pursuant to which the authorized capital was increased to an unlimited amount.

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

2006

The Company entered into an earn-in agreement in November, 2006 with Meridian Minerals Corp. (“Meridian”). Meridian has the right to acquire a 51% interest in the property by making cumulative cash payments of US$635,000 (US$95,000 paid) and cumulative exploration expenditures of US$3.3 million over a period of four year. At such a time as the earn-in commitments have been made a Meridian (51%)/Atna (49%) joint venture will be formed. After formation of the joint venture Meridian will have the right to increase its participation interest in the joint venture from 51% to 70% by delivering a pre-feasibility study to the Company within 30 months of making the initial earn-in contribution.

A draft lease agreement is in place between the Company and Compania Cielo Azul Limitada (“CCAL”) whereby CCAL may lease the property for a period twenty years by making the following lease payments to the Company: US$10,000 upon execution of an agreement (received); US$10,000 on the first anniversary of the agreement; US$25,000 on the second anniversary of the agreement; and $US$50,000 on the third anniversary of the agreement and on all subsequent anniversary dates thereafter. The property will be subject to a 2.5% NSR royalty. A formal agreement is yet to be executed by the Company and CCAL.

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

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2006. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company does not believe that it was a QFC for the taxable year ended December 31, 2006.

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

Documents referred to in this Annual Report may be inspected at the head office of the Company at Suite 510 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8 or the Company's registered office at 1600 - 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 during normal business hours.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, to the extent required of Canadian companies, will file periodic reports and other information with the Commission. All such reports and information may be ready and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

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

Evaluation of disclosure controls and procedures. The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on December 31, 2006, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective.

Changes in internal control over financial reporting. There were no changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	December 31, 2006 $	December 31, 2005 $
Audit and related fees Tax fees	30,000 (1) 2,000	25,000 1,750
  (1) Audit fees estimated and accrued for 2006

Audit Committee’s Pre-Approval Polices and Procedures

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures. All of the services rendered. All services rendered by De Visser Gray during 2006 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

D.	Exemption From the Listing Standards for Audit Committees

Disclosure not required.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not repurchase any of its shares in the fiscal year ended December 31, 2006.

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

Financial Statements (see Exhibit 15.2, filed as part of this annual report):

(i) Management’s Discussion and Analysis of Financial Condition and Results of Operations.
for the years ended December 31, 2006, 2005 and 2004.

(ii)	Auditors’ Report dated March 16, 2007.

(iii)	Consolidated Balance Sheets as at December 31, 2006, 2005 and 2004.

(iv)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.

(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004.

(vi)	Notes to the Consolidated Financial Statements

(vii)
Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.

12.1	Section 302 Certifications by the Chief Executive and Chief Financial officers required by rule 13a-14(a) or Rule 15d-14(a).

13.1	906 Certifications by the Chief Executive and Chief Financial officers required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.

14.1 Consent of Independent Auditors

15.1	Management Information Circular dated March 16, 2007.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

ATNA RESOURCES LTD.

/s/ David H. Watkins

David H. Watkins
President & Chief Executive Officer

March 16, 2007