Form 20-F/A
period 2006-12-31
ATNA RESOURCES LTD
filed 2008-01-04
CIK 1041548

U.S. SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
of
FORM 20-F/A

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
[  ] Yes     [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[  ] Yes     [ X } No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or shorter period that the registrant was required to file such reports) , and (2) has been subject to such filing requirements for the past 90 days.
[ X ] Yes     [  ] No

Indicate by check mark which financial statements item the registrant has elected to follow:
[ X ] Item 17     [  ] Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934):
[  ] Yes     [ X ] No

Indicate by check mark whether the registrant is a large accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
[  ] Large accelerated filer    [  ] Accelerated filer     [ X ] Non-accelerated filer
II

Explanatory Notes:  Atna Resources Ltd. (the “Registrant”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 20-F.  The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

The Registrant is filing this Amendment No. 1 to its Annual Report on Form 20-F/A for the year ended December 31, 2006 (“Original Filing”) for the following purposes:

•	To amend the disclosure in ITEM 5.D - Trend Information;

•
To number the pages of the financial statements; to amend Note 12 of the Financial Statements to include the Canadian/U.S. GAAP cash flow statement reconciliation; to correct an inconsistency between the 2006 “Closing deficit under Canadian GAAP” with the corresponding amount presented on the face of the balance sheet; and, to correct a compilation error that was found in Item (b) Operations;

•	To replace Exhibit 12.1 - Officers’ Certifications, with corrected certifications;

•	To add the following cautionary language to the Registrant’s web site with regards to disclosure about adjacent or other properties on which the Registrant has no right to explore or mine:

“This web site contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

•
To insert small scale maps in ITEM 4.D - Property, Plant and Equipment, to show the location and access of the Registrant’s significant mineral properties; and, to amend reported results of sampling and chemical analysis to comply with the guidance provided for preparing meaningful disclosure about mineralization of existing or potential economic significance on the Registrant’s properties; and

•
To remove all references in ITEM 4.D - Property, Plant and Equipment, History and Previous Exploration, to mines, adjacent or other properties, deposits, occurrences or exploration activities conducted by other companies that are unrelated and do not pertain to the Registrant’s property interests.

This Amendment does not amend or restate any information contained in the Original Filing other than as noted in the Explanatory Notes.  This Amendment does not purport to update any recent events or developments to the date of the Original Filing.

III

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
ii

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

The head office of the Company is located at 510-510 Burrard Street, Vancouver, B.C. Canada V6C 3A8.  The address of the registered and records offices of the Company is 1600 – 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

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

Drilling, in the district was completed by Freeport McMoran Exploration in the early 1980’s directed towards the discovery of a bulk minable disseminated gold deposit.  Freeport abandoned its efforts in 1982 after drilling six holes (1,441 meters).  Freeport’s only significant intercept was 2.2 g/t gold and 22.7 g/t silver over a length of 10.7 meters.  Following Freeport’s efforts, Moly Corp. entered the district and conducted an evaluation for bulk minable gold deposits.  Moly Corp. drilled 13 holes, totaling 1,414 meters in 1984.  The only significant interval intercepted by Moly Corp was 1.5 meters grading approximately 0.180 ppm gold.

Mr. John D. Bernt entered the district in the 1980’s and began prospecting and acquiring land and developed a number of quartz-chalcedony vein targets with supporting assay data from surface sampling.  The Company’s rock sampling includes detected gold and silver mineralized, banded quartz-chalcedony vein in outcrop, float and dump sampling.  Reconnaissance sampling of vein exposures in the district was performed by the Company’s field crews in 2003.  The Company’s work program for 2004 included detailed surface soil and rock sampling and geologic and structural mapping of the district to determine the character of the historic ore shoots and the potential for undiscovered on-strike extensions.  A permit application was submitted to the United States Forest Service to allow the Company to drill at up to 36 drill sites for a total of 72 drill holes totalling over 15,000 meters of drilling.  The permits were designed to allow significant follow-up to an initial phase of drill testing.

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

The first five drill holes ranged in depth from 190 feet to 625 feet.  Three target areas were tested with one drill setup at each target.  All drill holes intersected classic epithermal textured veins within strong fault structures showing potential for the system to host gold and silver mineralization similar to that historically mined in the district.  Permits are in place to complete drilling at previously laid out targets and to follow-up on the structures intersected during the fourth quarter.

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

History and Previous Exploration

The Pinson Mine property is located at the north end of the Battle Mountain – Eureka/Cortez trend where it intersects the Getchell trend.  The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000.  Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged, Comus Formation.  Mineralization is focused along and adjacent to the Getchell Fault zone.

Between 1997 and 2003, Pinson and its predecessors drilled over 200 diamond and rotary drill holes (>70,000 meters) on the property exploring for extensions of mineralization exposed at the bottom of the mine’s several open pits.  This work resulted in a number of encouraging gold intercepts in several target areas.

Exploration Work

The Company is exploring potential for the underground development of several known zones of gold mineralization that dip below the Pinson open pit mines, where production ceased in 2000.  Samples of mineralized intersections from approximately 65 holes drilled over the past 20 years were reassayed to enable integrating assay data into a systematic database with appropriate standards and quality control.

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

Triple Junction

Westmont Gold staked claims over the Triple Junction area in the late 1980’s, and made a generalized outcrop geologic map of the region in 1988.  They first drilled 12 shallow rotary exploration holes into area targets in 1990-1991, and 8 holes in 1992.  Westmont’s drilling intercepted 50 feet containing 0.045 ounce per ton gold, in hole JW-90-08.  Cameco acquired the property in the late 1990’s and drilled several holes.  No subsequent exploration is known at Triple Junction, prior to its acquisition by the Company.

The Triple Junction property is located in the Pinon Range, 22.5 km (14 miles) SSW of the Newmont Mining Company’s Rain/Tess/Saddle Mine complex, in Elko County, Nevada.  Triple Junction is situated along a major, NNW trending, high-angle graben fault structure.  This structure separates younger, down-dropped conglomerates of the Lower Plate Diamond Peak Formation on the west side of the structure from uplifted, conglomerate-bearing, silty to sandy strata of the Mississippian Chainman-Diamond Peak Undivided complex to the east.  Felsic dikes/plugs and barite veins cut the Chainman strata near the bounding graben faults.  Mineralization is present at Triple Junction in the form of strong, argillically-altered wallrocks with local pyritization and barite.  Surface rock sampling returned gold assay values of 5.7ppm over a width of 6 meters.  Anomalous pathfinder element geochemistry (mercury, arsenic, and antimony) is noted in rocks and soils.  The main gold target is the contact of Mississippian Webb Formation with the underlying Devonian Devil’s Gate Limestone, adjacent to the NNW-trending control fault structure.

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

Several partly eroded and/or buried hot-spring sinter deposits, closely associated with multiple zones of intense silicification and anomalous in gold and mercury, are exposed in the footwall of the Malpais Fault, east of the hot springs.  The east-west target trend is comprised of a combination of sinter, silicification, extensive geochemical anomalies (Au-Hg-As), and hot spring-type hydrothermal alteration along a seven-kilometer structural trend east of the active hot springs including the previously mined Red Devil mercury deposit.  Previous operators intersected wide sections of anomalous gold at shallow levels, including 0.502 ppm gold over 16.8 meters, and 0.130 ppm gold over 106 meters.  Brecciated quartz-chalcedony veins, as wide as 3.0 meters wide and trending ENE - WSW, are exposed at surface.  The Company will target ‘bonanza’ style mineralization within these veins at depth.

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

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect, in a similar geologic setting to Newmont Mining’s Ken Snyder mine.

Clover is situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains.  The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.  Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (0.020-0.070 ppm).

Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend.  Drilling by previous operators intersected mineralized and veined breccias and shear zones, with gold bearing intercepts including 9.7 meters grading 25.3 g/t gold, and 3m grading 10.0 g/t gold. Additional drilling will be necessary to fully understand the significance of these mineralized drill hole intercepts.  Mineralization occurs within two zones that are largely open along strike and down-dip, associated with north-northwest striking reverse fault breccias, as well as sub-vertical structures.   Altered and mineralized float boulders have also been discovered on the property approximately two kilometers north-northwest of the drilling along the trend.

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

Drilling by New Sleeper Gold

During 2005, New Sleeper Gold permitted drill access roads and completed three diamond drill holes totaling 2,733 feet.  The drilling was conducted near previous drilling at Clover Hill where previous results included significant gold intercepts.  No significant gold intercepts were cut in the New Sleeper drilling.

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

Wolverine Properties, Watson Lake Mining District, Yukon Territory

The Company sold its 39.4% interest in the Wolverine properties to its former joint venture partner, Yukon Zinc Corporation (“Yukon Zinc”) (previously named Expatriate Resources Ltd.) on May 31, 2004.  The Company

received $2,000,000 in cash payments, 10,000,000 common shares of Yukon Zinc, 5,000,000 warrants exercisable for 2 years at a price of $0.32 per share, and a net smelter royalty on revenues from precious metals indexed to the price of silver.  The Company’s royalty is 4% at a price of US$5.00 per ounce of silver, increasing to 10% if the price of silver exceeds US$7.50 per ounce.  During 2005 and 2006, the Company exercised the 5,000,000 warrants and sold an aggregate of 13,500,000 common shares of Yukon Zinc.

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

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

During the year, the Company incurred an operating loss of $742,509 (2005 - $1,203,836; 2004 - $4,522,611) resulting in a basic and diluted loss per share of $0.01 (2005 - $0.03; 2004 - $0.15).  The operating loss was comprised of general and administrative expenses of $2,642,354 (2005 - $1,537,754; 2004 - $1,097,019) and other income and expenses of $742,509 (2005 - $1,203,836; 2004 - $4,522,611).  The increase in general and administrative expenses was primarily attributed to the following items: (i) an increase in stock based compensation (a non-cash item) to $1,018,572 (2005 - $146,866; 2004 - $94,770) as a result of the number of stock options vested during the year and as a result of the recorded fair market value of the agents’ warrants issued in regards to the special warrant brokered private placement completed in February 2006; (ii) an increase in wages and benefits to $435,490 (2005 - $232,593; 2004 - $202,546) as a result of hiring an additional full-time employee, an increase in salaries, the granting of bonuses to management and employees and a change in the allocations in reporting salaries and wages from the previous period; (iii) an increase in exploration and business development to $249,904 (2005 - $84,503; 2004 - $208,268) as a result of the Company’s ongoing investigation of merger and acquisition opportunities; (iv) an increase in amortization (a non-cash item) to $119,534 (2005 - $26,343; 2004 - $7,929) the majority of which was for the amortization of the building on the Pinson property; and (v) an increase in insurance costs to $49,741 (2005 - $18,109; 2004 – 1,956) as a result of increasing the limits of liability on directors’ and officers’ liability and an increase in the cost of general liability insurance.

During the year, the Company incurred other expenses and income comprised primarily of the following: (i) an increase in the gain on sales of marketable securities to $1,684,206 (2005 - $411,877; 2004 - $45,858) as a result of the gain on sale of Yukon Zinc Corp., Pacifica Resources Corp. and Silver Quest Resources shares; (ii) an increase in mineral property transactions to $253,168 (2005 – Nil; 2004 – Nil) as the result of shifting proceeds received for the Marg property to the income statement, which resulted in a net decrease in resource property write-downs of $122,357 (2005 - $315,809; 2004 - $1,881,155); and (iii) an increase of $185,000 (2005 – Nil; 2004 – 300,000) relating to the sharing of revenue from the sale of the Wolverine project.

The Company completed a special warrant private placement financing in the amount of $8,730,587 (2005 – $5,128,107; 2004 - $3,648,758) by converting 7,450,000 special warrants to 7,450,000 common shares at a price of $1.35 per special warrant; received aggregate proceeds of $459,795 (2005 - $5,074,192; 2004 - $458,460) from the exercise of share purchase warrants; and received aggregate proceeds of $286,125 (2005 - $243,225; 2004 -

$109,500) from the exercise of stock options.

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

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The Company incurred a loss of $4,522,611 ($1,764,935 - 2003; $5,273,769 - 2002), resulting in basic and diluted loss per share of $0.14 ($0.08 - 2003; $0.24 - 2002).  The loss is inclusive of $1,359,561 loss from the sale of Wolverine property ($nil - 2003; $nil - 2002); a write down of $40,537 ($191,267 – 2003; $nil – 2002) in Chile’s value-added tax receivable; a write-down of $1,881,155 ($743 – 2003; $1,824,956 – 2002) in mineral property costs; and a $nil ($32,799 - 2003; $485,455 – 2002) write down of holdings in marketable securities.  The Company completed the sale of its minority stake in the Wolverine Joint Venture to Expatriate Resources Ltd. (“Expatriate”) in October 2004, for $2 million cash, 10,000,000 units of Expatriate and a NSR on precious metals indexed to the price of silver.

The Company raised a net amount of $3,648,757 ($2,099,277 – 2003; $nil - 2002) in a private placement equity financing during the fiscal 2004, by issuing 7,280,000 units.  Each unit was comprised of one common share and one-half of one transferable share purchase warrant.  Each one whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months, at a price of $0.70 per share.  The Company received an aggregate amount of $109,500 ($99,250 - 2003; $nil - 2002) from the exercise of employees’ stock options and $458,460 ($nil – 2003; $nil – 2002) from the exercise of share purchase warrants.

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

The Company’s main activity is the exploration of its mineral properties.  It has no production, sales or inventory in the conventional sense.  The Company’s financial success will be dependent upon the extent to which it can demonstrate mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to demonstrate with any certainty.  The sales value of any mineralized discovery by the Company is largely dependent upon factors beyond the Company’s control such as the market value of metals produced.

The Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon the Company’s income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

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

.

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

Documents referred to in this Annual Report may be inspected at the head office of the Company at Suite 510 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8 or the Company's registered office at 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 during normal business hours.

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

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Financial Statements (see Exhibit 15.2, filed as part of this annual report):

(i)	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
for the years ended December 31, 2006, 2005 and 2004. (1)

(ii)	Auditors’ Report dated March 16, 2007. (2)

(iii)	Consolidated Balance Sheets as at December 31, 2006 and 2005. (2)

(iv)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004. (2)

(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004. (2)

(vi)	Notes to the Consolidated Financial Statements (2)

(vii)
Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.

12.1	Section 302 Certifications by the Chief Executive and Chief Financial officers required by rule 13a-14(a) or Rule 15d-14(a). (2)

13.1	906 Certifications by the Chief Executive and Chief Financial officers required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code. (2)

14.1         Consent of Independent Auditor. (1)

15.1	Management Information Circular dated March 16, 2007. (1)

    (1)    Incorporated by reference to the Registrant's Form 20-F filed on March 30, 2006.
    (2)    Attached hereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

ATNA RESOURCES LTD.

/s/ David H. Watkins

David H. Watkins
President & Chief Executive Officer

January 3, 2008