Form 20-F
period 2007-12-31
ATNA RESOURCES LTD
filed 2008-03-31
CIK 1041548

U.S. SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________

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

Title of Each Class	Issued and Outstanding as at March 25, 2008

Common Shares without par value	68,872,588
Preferred Shares without par value	Nil

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) , and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:
☒ Item 17 ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934):
☐ Yes ☒ No

i

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s prospects and make informed investment decisions. Certain statements contained in this document constitute forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof.

In particular, this document contains forward-looking statements pertaining to the following:

•	any projections of earnings, revenues, synergies, cost savings or other financial items;

•
any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings and approvals relating to the merger of Atna Resources Ltd. (“Atna” or the “Company”) and Canyon Resources Corporation (“Canyon”);

•	any statements regarding future economic conditions or performance;

•	any statements of belief; and

•	any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors set forth below and elsewhere in this document from:

•	the challenges of integration associated with the merger of Atna Resources Ltd. and Canyon Resources Corporation completed on March 18, 2008, and the challenges of achieving anticipated synergies;

•	changes in gold and other metals prices;

•	risks related to the ability to finance the development of mineral properties;

•	risks related to the ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

•	the risk that permits and governmental approvals necessary to develop and operate mines on properties will not be available on a timely basis or at all;

•	uncertainty of capital costs, operating costs, production and economic returns;

•	the need to attract and retain qualified management and technical personnel;

•	risks related to governmental regulation, including environmental regulation;

•	risks related to reclamation activities on the Canyon properties;

•	uncertainty inherent in litigation, and the difficulty of predicting decisions of judges and juries; and

•	other risks that are described in the section entitled “Risk Factors,” presented in Item 3. D. of this document.

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

GLOSSARY OF SELECTED MINING TERMS

Asset Exchange Agreement: On December 29, 2006, Canyon entered into an Asset Exchange Agreement with several subsidiaries of Newmont Mining Corp. (“Newmont”) to acquire the 3% NSR royalty held by Newmont on Canyon’s CR Briggs Mine in Inyo County, California. In addition, Canyon has entered into an Agreement with Newmont to acquire an option on the Adelaide Gold Project in Humboldt County, Nevada and the Tuscarora Gold Project in Elko County, Nevada. In exchange, Newmont received from Canyon certain mineral rights, surface leases, and facilities near Lincoln, Montana with associated intellectual property and Newmont will assume all associated reclamation liability. Canyon retained a 3% NSR royalty on mineral rights provided by Canyon in this transaction in and around the former McDonald Gold and Keep Cool gold projects. This royalty may be reduced if the net of Newmont’s royalty and that of underlying landlords exceeds 5%.

Cut-off Grade: The minimum grade of mineralized material used to establish reserves and resources.

Doré: Unrefined gold and silver bullion consisting of approximately 90% precious metals that will be further refined to almost pure metal.

Feasibility Study: An engineering study designed to define the technical, economic, and legal viability of a mining project with a high degree of reliability.

Grade: The metal content of ore, usually expressed in troy ounces per ton or grams per tonne. In this report we consistently use ounces per ton to describe our grades of reserves or mineralized material. (see “Ounces per Ton” below).

Heap Leaching: A method of recovering gold or other precious metals from a heap of ore placed on an impervious pad, whereby a dilute leaching solution is allowed to percolate through the heap, dissolving the precious metal, which is subsequently captured and recovered.

Net Smelter Return (“NSR”) Royalty: A defined percentage of the gross revenue from a mineral extraction operation, less a proportionate share of transportation, insurance, and processing costs.

Ounces per Ton (“opt”): Used to describe the grade of ore, reserve or resource. It represents the portion of an ounce estimated to be contained in a ton of rock.

Patented Mining Claim: A patented mining claim is one for which the federal government has passed its title to the claimant, making it private land. A person may mine and remove minerals from a mining claim without a mineral patent. However, a mineral patent gives the owner exclusive title to the locatable minerals. It also gives the owner title to the surface and other resources.

Reclamation: The process of returning land to another use after mining is completed.

Recoverable: That portion of metal contained in ore that can be extracted by processing.

Run-of-Mine: Mined ore of a size that can be processed without further crushing.

Strip Ratio: The ratio between tonnage of waste and ore in an open-pit mine.

Tons or Tonnes: Tons or short tons contain 2,000 pounds and tonnes or metric tons contain 2,204.6 pounds or 1,000 kilograms.

Unpatented Mining Claim: A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode-mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.

Waste: Barren rock or mineralized material that is too low in grade to be economically processed.

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

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources:

We advise U.S. investors that the definitions of the terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” under CIM Standards are different than the definitions adopted by the U.S. Securities and Exchange Commission (the “SEC”) and applicable to U.S. companies filing reports with the SEC pursuant to SEC Industry Guide 7. It is the view of the SEC’s staff that:

•	A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
•	A historic three-year average price is to be used in any reserve or cash flow analysis to designate reserves.
•	To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report such as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

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

	Year ended 12/31/07	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04	Year ended 12/31/03
Interest income	$511,237	$543,053	$384,406	$115,315	$65,167
Other income	Nil	Nil	$2,000	$4,000	$4,000
Operating revenue	Nil	Nil	Nil	Nil	Nil

Net Loss	$5,277,423	$727,509	$1,203,836	$4,522,611	$1,764,935
Net Loss per common share	$0.08	$0.01	$0.03	$0.14	$0.08

Total Assets	$29,496,515	$33,832,542	$33,746,201	$14,258,164	$13,547,416
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Net Assets	$28,421,0464	$33,050,634	$32,019,896	$13,286,976	$13,482,199
Capital Stock	$61,217,349	$60,839,308	$51,286,111	$40,795,561	$36,524,790
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of shares	64,722,588	64,176,838	55,429,067	38,950,872	30,194,667

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

As at March 25, 2008, the noon rate as quoted by Bank of Canada was Cdn$1.0173 equals US $1.00.

The following table sets out the high and low exchange rates for each month during the previous six months.

	High for Period	Low for Period

February 2008	1.0161	0.9788
January 2008	1.0323	0.9820
December 2007	1.0193	0.9807
November 2007	0.9952	0.9145
October 2007	0.9988	0.9547
September 2007	1.0563	0.9929

The following table sets forth the average exchanges rates for the past five years, expressed as Canadian dollars per U.S. dollars.

Year	Average

2003	1.4015
2004	1.3015
2005	1.2116
2006	1.1364
2007	1.0744

B.	Capitalization and Indebtedness

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

Risk Factors Relating to the Merger

Although Atna and Canyon Resources Corporation (“Canyon”) expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of various challenges.

While Atna and Canyon believe that the merger will:

•	aid in the expansion and diversification of the combined companies’ portfolio of properties;

•	increase the competitive strengths of the combined companies; and

•	increase the ability to raise capital on more favorable terms;

we cannot assure you that any or all of these results will be achieved. Moreover, Atna’s ability to realize the anticipated benefits of the merger will depend, in part, upon the following:

•	the ability of Atna to successfully integrate Canyon’s business, employees and processes with those of Atna;

•	how efficiently the combined company’s officers can manage its operations;

•	the amount of charges associated with the purchase accounting for the merger;

•	potential loss of key employees;

•	the reduction in available U.S. net operating loss carry forwards due to Internal Revenue Service Section 382 limitations resulting from a change in control;

•	the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

Some of these factors are also outside the control of either company. One or more of these factors could result in increased operating costs, lower revenues, lower earnings or losses or negative cash flows, any of which could reduce the price of Atna’s stock, harming your investment.

Risk Factors Relating to the Company

U.S. Investors may have difficulty bringing suit and enforcing judgments against Atna.

Atna is organized under the laws of the Province of British Columbia, Canada, and most of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against Atna or any of our non-U.S. resident officers or directors.

We expect to be a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Shareholders who are U.S. taxpayers should be aware that Atna expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Atna is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a timely and effective qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Atna. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Atna’s net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. See the section titled “Material United States Federal Income Tax Consequences Related to the Merger - Passive Foreign Investments Company Rules” for more information.

Precious and Base Metal Price Fluctuations

The profitability of the Company’s operations is dependent upon the market price of certain precious and base metals. The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Atna not receiving an adequate return on invested capital or the investment not retaining its value.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

Exploration and Development

There is no known body of commercial ore on Atna’s mineral properties. Development of Atna’s properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties explored ultimately are developed into producing mines. There is no assurance that Atna’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore. The long-term profitability of Atna’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

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

Calculation of Reserves and Resources and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of reserves and resources may vary depending on metal prices. Any material change in quantity of reserves, resources, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by government regulations relating to matters such as, but not limited to, environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties unknown to the Company at present, which have been caused by previous or existing owners or operator of the properties.

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

Ongoing Financing

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration and development stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Company’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and marketability of securities of speculative exploration and development mining companies. The development of any ore deposits found on the Company’s exploration properties depends upon the Company’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. The is no assurance that the Company will be successful in obtaining the required financing.

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

Joint Ventures

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies. In particular, the Company holds an interest in the Pinson Mining Property with the remaining interest held by PMC. The Company’s interest in the Pinson Mining Property is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company’s interests held through joint ventures and on the Company’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Litigation

Seven-Up Pete Venture - McDonald Deposit: The McDonald deposit was discovered and drilled by the Seven-Up Pete Venture (“SPV”). This large, low-grade deposit is located in the State of Montana and is highly amenable to gold recovery utilizing cyanide recovery technology with heap leaching. Cyanide recovery technologies for new open pit gold and silver mines were made illegal in the State of Montana in 1998 with the passage of the anti-cyanide ballot initiative I-137. Canyon, along with other co-plaintiffs, filed suit against the State of Montana in state and federal courts in April 2000 seeking to overturn I-137 or, alternatively, to obtain a “takings” damage award for the value of the SPV properties (Seven-Up Pete Venture, et al. v The State of Montana).

Canyon reinstated its federal lawsuit in the U.S. District Court for the District of Montana, which later dismissed its “takings” claims stating, in part, a lack of jurisdiction. Canyon has subsequently filed a notice to appeal to the U.S. Court of Appeals for the Ninth Circuit. Canyon was heard by the Court of Appeals on November 7, 2007, and the Court of Appeals has not yet delivered a decision. In addition, Canyon has filed a breach of contract complaint against the State of Montana related to the termination of the McDonald Gold Project’s state mineral leases.

CR Kendall - Water Rights Lawsuit: In October 2001, a Plaintiff group including members of the Shammel, Ruckman, and Harrell families filed suit in the State of Montana District Court against us and our wholly-owned subsidiary, CR Kendall Corporation. The Complaint alleges violation of water rights, property damage, trespass and negligence in connection with the operation of the Kendall Mine and seeks unspecified damages and punitive damages. In February 2007, we entered into a settlement and release agreement with eight of the twelve plaintiffs in this suit. The case with the remaining plaintiffs is scheduled for trial on September 22, 2008. As of December 31, 2007, Canyon has approximately $0.2 million recorded as a legal settlement accrual for our share of the estimated total settlement value of the suit.

In August 2002, a Preliminary Injunction was issued in Montana District Court on behalf of the Plaintiff group in connection with our auction of certain mineral rights and fee lands in western Montana. In October 2002, the Court issued a Supplemental Order which will sequester up to $0.5 million of any proceeds realized from the auction until such time as the lawsuit is concluded. As of December 31, 2007, Canyon had approximately $0.2 million being held by the Court as required by the Order.

Potential Litigation

From time to time, during the ordinary course of business, the Company and its subsidiaries and affiliates may be threatened with, or may be named as a defendant in, various actions, disputes, and legal proceedings, including claims of breach of contract, lost profits or other consequential damage claims. A significant judgment against the Company or any of its subsidiaries or affiliates or a failure to settle any dispute on terms satisfactory to the Company could have a material adverse effect on the Company’s ability to continue operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Atna Resources Ltd. was incorporated for a perpetual duration under the Company Act (British Columbia) on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995.

The Company formed Atna Resources, Inc., (“Atna Inc.”), a wholly owned subsidiary, to act as its operating arm for mineral interests in the United States. Atna Inc. was incorporated for a perpetual duration under and by virtue of the General Corporation Laws of the State of Nevada on December 8, 1987, and its principal office is located at 115 - 1575 Delucchi Lane, Reno, Nevada, USA, 89502.

The Company merged with Canyon on March 18, 2008, at which time Canyon became a wholly owned subsidiary of the Company to explore, acquire, develop, and mine precious metals, uranium and other mineral properties Canyon was incorporated for a perpetual duration by virtue of the General Corporation Laws of the State of Delaware in 1979, and its principal office is located at 14142 Denver West Parkway, Suite 250, Golden, Colorado, USA, 80401. A holder of a share of Canyon common stock will be entitled to receive 0.32 of an Atna common share. All outstanding Canyon stock options were cancelled and all outstanding warrants and convertible debentures of Canyon were assumed by Atna and will be exercisable to acquire that number of common shares of Atna determined by the share exchange ratio. Atna granted stock options to Canyon’s employees, directors and certain consultants at the time of closing.

Unless the context otherwise requires, the term “Company” in this report means Atna Resources Ltd. together with Atna Inc and Canyon.

The office of the Company is located at 510-510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. The address of the registered and records offices of the Company is 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The telephone number for the Company is 604-684-2285.

During the past three fiscal years, the Company’s capital and exploration expenditures have been incurred on projects located in the United States, with a substantial amount of the expenditures occurring on the Pinson Mine Property located in Humboldt County, Nevada, and the Jarbidge Property located in Elko County, Nevada. The Company has spent aggregate, proceeds of $17,881,799 on exploration and acquisition over the past three years with $14,376,709 being spent on the Pinson property, $2,343,624 being spent on the Jarbidge Property, and the balance spent on exploration and maintenance of the Company’s other U.S. and Canada projects. This exploration has been financed primarily from equity financings, the exercise of warrants and stock options as follows:

Financing Source	2007	2006	2005	Total
Equity Financing	-	$8,730,587	$5,128,107	$13,858,694
Exercise of Warrants	-	$459,795	$5,074,192	$5,533,987
Exercise of Stock Options	$283,595	$286,125	$243,225	$812,945

Total	$283,595	$9,476,507	$10,445,524	$20,205,626

During 2007 and prior to the Canyon merger on March 18, 2008, the Company’s exploration focus shifted from the Pinson project to the Jarbidge project as a result of Pinson Mining Company’s (“PMC”) April 2006 election to back-in (increase ownership through additional investment) on the Pinson project. As a requirement of the back-in PMC must spend an additional US$30 million on development of the project before April 2009 if it is to earn back an additional 40% interest in the project from the Company, thereby increasing PMC’s interest in the project to 70%. Pursuant to the agreement, PMC may have certain rights to take longer than April 2009 to complete its back-in to a 70% interest.

The Company has sufficient working capital for property maintenance requirements and administrative overhead for the next 12 months.

B.	Business Overview

Atna Resources Ltd. commenced operations in 1984. The Company is a mineral resource company engaged in gold production operations in the western United States (“U.S.”) and conducts exploration activities in the search for additional valuable mineral properties primarily in the western U.S., Canada and Chile. The Company’s exploration and development efforts emphasize precious metals (gold and silver) and uranium, but base metals and industrial minerals may also be considered. The Company conducts a portion of its mineral exploration and development through joint ventures with other companies.

As a consequence of the merger with Canyon, the Company’s primary focus has shifted from primarily exploration activities to that of increasing the value of wholly-owned core properties: Briggs, Reward, Seven-Up Pete and the uranium joint ventures. Total revenues and cash flows have consisted primarily of sales of marketable securities and option payments resulting from assets sales or property transactions. There have been no revenues or cash flows from gold production during the past three years. The Company is not affected by seasonality, but raw materials used in the production and processing of gold ores have increased significantly during the past three years. In addition, there is strong competition for experienced mining staff that has also increased the general cost of doing business. Although fuel costs have not in the past been a significant cost factor, as we shift to a producing gold company fuel cost will become a significant cost factor and fuel costs have been volatile and generally increasing over the last three years.

The Company’s strategy is to utilize its existing property positions to add to shareholder value by taking a property portfolio approach. The Company will sell or trade those properties that are not adding value and seek to develop those properties that can be developed economically in a timely manner to create the cash flow that will support the Company. At the same time, the Company will seek to create an increasingly valuable pipeline of development properties through drilling, and property acquisition or joint ventures to enhance future growth prospects.

Canyon has completed feasibility studies and has determined that restarting the Briggs Mine in today’s gold market is economically viable. As a result, the Company’s near-term strategy will focus on the restart of production operations at this site. To further the Company’s strategy to develop owned assets into cash flow, Canyon announced the successful feasibility study on the Reward Project in February 2008.

Gold mineralization is found in many countries and in many different geologic environments. Country politics, tax structure and geology are important criteria in the decision to explore in a particular country. Since many companies are engaged in the exploration and development of gold properties and often have substantially greater technical and financial resources than we do, we may be at a disadvantage with respect to some of our competitors in the acquisition and development of suitable mining prospects. Mineral properties in an early stage of exploration, or not currently being explored, are often relatively inexpensive to acquire; therefore, we intend to focus on properties with small gold deposits that may be under valued where we may be able to develop a deposit of at least 250,000 ounces of gold that many gold companies having far greater financial resources consider too small.

In general, larger and higher grade gold deposits can be produced at a lower cost per ounce than smaller and lower grade deposits. Also, deposits that can be mined by open-pit methods often can be exploited more profitably than those which must be mined by underground methods. There are numerous large gold mining operations throughout the world owned by other companies that are able to produce gold for a lower cost than we can. Demand for gold as a safe haven against the devaluation of paper currency and other factors in the financial marketplace have more of an impact on the price of gold than does the annual production of gold due to the relatively large above-ground supplies of gold available to the market place. Therefore, our principal objective is to acquire suitable mining prospects that could provide a reasonable return on capital without regard to global gold production levels.

The marketing of all minerals is affected by numerous factors, many of which are beyond our control. Such factors include the price of the mineral in the marketplace, imports of minerals from other nations, demand for minerals, the availability of adequate refining and milling facilities, and the market price of competitive minerals used in the same industrial applications. The market price of minerals is extremely volatile and beyond our control. Gold prices are generally influenced by basic supply/demand fundamentals, inflation, alternative investment markets, and the strength or weakness of the U.S. dollar. The market dynamics of supply/demand can be heavily influenced by economic policy; e.g., central banks sales/purchases, political unrest, conflicts between nations, and general perceptions about inflation. Fluctuating metal prices may have a significant impact on our results of operations and operating cash flow. Decreasing mineral prices will adversely affect the market values of our properties and may lead to the recording of asset impairments.

The decision to put a mine into production and the commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. During the last five years, the average annual market price of gold has fluctuated between $320 and $989 per ounce. The economics of a mine may change over time due to gold price fluctuations during the project’s life. Although it is possible to protect against price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk in the mining industry. We may hedge a portion of our production under certain operational and market conditions, or if required by a bank related to a financing.

The exploration, development, and production programs we conduct in the U.S. are subject to local, state, and federal regulations regarding environmental protection. Many of our mining and exploration activities are conducted on public lands. The USDA Forest Service extensively regulates mining operations conducted in National Forests. Department of Interior regulations cover mining operations carried out on most other public lands. All of our operations involving the exploration for or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of water sources, waste materials, odor, noise, dust and other environmental protection requirements adopted by Federal, state and local governmental authorities. We may be required to prepare and present to such authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations.

The U.S. has an extensive framework of environmental legislation that undergoes constant revision. We participate in the legislative process through independent contact with legislators and through trade organizations to assist legislative bodies in making informed decisions.

Historic mining activities have occurred on certain of our properties. In the event that such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes. Except as discussed in our periodic filings with the SEC, we are not aware of any pending claims under these statutes at this time, and cannot predict whether any such claims will be asserted in the future.

Environmental regulations add to the cost and time needed to bring new mines into production and add to operating and closure costs for mines already in operation. As we place mines into production, the costs associated with regulatory compliance can be expected to increase. Such costs are a normal cost of doing business in the mining industry, and may require significant capital and operating expenditures in the future. We believe that we are currently in material compliance with all applicable environmental regulations and there are no enforcement procedures currently ongoing.

C.	Organizational Structure

The Company owns all or the rights to all of the issued and outstanding shares of the common stock of Atna Inc., incorporated by virture of the General Corporation Laws of the State of Nevada, and Canyon, incorporated by virtue of the General Corporation Laws of the State of Delaware. The following organizational chart reflects the Company’s legal ownership of significant active subsidiaries and ownership interests in various gold properties as of March 25, 2008. Properties are routinely acquired, sold, subjected to a joint-venture, or abandoned in the ordinary course of business.

Atna Resources Ltd.
Canyon Resources Corporation[1]
36.125%
Atna Resources Inc.[3]
(Nevada)
100%
CR Kendall Corporation
(Colorado)
(Kendall Mine)
100%
Judith Gold
Corporation (Montana)
(Kendall Lands)
63.875%
Seven-Up Pete Venture
(Montana Partnership)
100%
CR Montana Corporation
(Colorado)
(MT Mineral Rights)
100%
CR Briggs
Corporation (Colorado)
(Briggs Mine)
100%
CR Nevada Corporation
(Nevada)
100%
CR International
(Colorado)
100%
Converse Joint Venture[2]
(Colorado Partnership)
70%
Sand Creek Joint Venture
(Colorado Partnership)
100%
Industrial Minerals, Inc.
(Colorado)

1.
The wholly-owned Reward Project is currently retained at the Canyon corporate level and is described in this section of this Annual Report under “Property, Plant and Equipment”. Canyon expects to move the Reward Project to CR Nevada in the future. The Dominican Republic royalties are retained at the Canyon corporate level.

2.	Canyon owns 100% of the joint venture until our partner, New Horizon, reaches its earn-in requirements.
3.
Atna Inc. owns 70% of the Pinson property in Nevada, 100% of the Clover, Triple Junction/Dixie Fork, and Searchlight properties in Nevada, 100% of Cachinal property in Chile and a 9.4% NSR on the Wolverine property in Yukon Territory.

D. Property, Plant and Equipment

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

CALIFORNIA PROPERTIES

Briggs Mine and Satellite Deposits

The Briggs Mine was acquired by Canyon in 1990. It is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation, a wholly-owned subsidiary of Canyon, has mineral rights over approximately 3,300 acres in the area of the mine. From the city of Ridgecrest, CA, the mine is accessed by State Highway 178, which passes through the mining town of Trona and to the ghost town of Ballarat, a distance of 42 miles. The mine is reached from Ballarat by means of an improved dirt road which heads south and skirts the east side of Panamint Valley, a distance of eight miles. It is 16 miles northeast of Trona and 35 miles northeast of Ridgecrest in Inyo County, California. The legal description of the project area is Townships 21 through 23, and Range 44 East, Mount Diablo Meridian. CR Briggs owns or controls 264 unpatented claims, including 18 mill site claims, and 3 patented claims on U.S. Bureau of Land Management (“BLM”) administered land. Canyon owns or controls, through leasehold interests, 100% of the Briggs Mine. In addition to the Briggs Mine, Canyon owns four satellite deposits located approximately four miles north of Briggs. Canyon refers to these satellite deposits as the Cecil R, Jackson, Mineral Hill and Suitcase deposits. Canyon currently holds or leases a total of 22 unpatented claims and 3 patented claims associated with these deposits. All of the mining claims are located on land prescribed for multiple use management by the BLM.

The Briggs Mine is an open-pit, heap leach operation that produced 550,000 ounces of gold from 1996 to 2004. From 1997 into 2004, ore was mined from four open-pits, the Goldtooth, Briggs Main, Briggs South Ultimate (“BSU”) and Briggs North, from south to north, respectively. In addition, a small amount of underground mining was performed out of the Briggs North open-pit. Most of the ore was crushed in three stages to a minus ¼ inch size and conveyor-stacked on the leach pad. Gold is recovered from leach solutions in a carbon adsorption plant and refined into doré bars on site. Operating permits within the mine-plan-of-operations area remain active.

The Briggs Mine was constructed in 1996 and through December 31, 2007, has produced over 550,000 ounces of gold. Since 1996, a total of 75 million tons of rock have been mined by open-pit methods, including 52 million tons of waste. Approximately 735,000 ounces of gold were placed on the leach pad during this period. The Briggs Mine placed the last fresh ore on the pads in April 2004 due primarily to lack of mine development. It is expected that ore on the existing heap leach pad will continue to be rinsed through 2008 as part of an operation to evaporate remaining process solutions, which may result in minor gold production in 2008.

Mobile equipment remaining at Briggs includes four 100-ton trucks, one 14-cubic-yard loader, four dozers, and two graders. These units are generally in operating condition and would only require standard component replacement and maintenance to be placed into operation. The 600-ton per hour capacity, three-stage crushing plant at Briggs is in good condition, but will require new conveyor belting, seals and other maintenance including minor structural steel repairs and modification to make it operable. The crushing plant, which was last operated in 2002, was never dismantled or removed from its original foundations. The gold recovery plant and refinery are currently in operation and require periodic standard maintenance and repair. Power for the mine is currently supplied by two 1.1 megawatt diesel generators. These units will require engine and generator rebuilds to support full operation, in addition to purchasing one additional unit.

During 2007 the Briggs Mine was held for re-start and no significant reclamation activity was performed. Canyon’s plan is to re-start operations if and when adequate financing can be obtained. Significant reclamation activities were conducted at the Briggs Mine during 2005 and into 2006, including re-contouring, capping, and re-vegetation of selected areas. Over 86% of the site has now been re-contoured and most of the waste dumps have had growth media topsoil placed and seeded. Over 60% of the leach pad has been re-contoured while gold leaching was underway. Once all process water has been evaporated, the spent pad will be contoured to final slopes, covered, and seeded. A new leach pad expansion is required to re-start mining operations at the Briggs Mine.

The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been severely deformed by faults of Mesozoic to Tertiary age. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into a series of stacked low-angle faults. The primary high angle fault system in the Briggs Mine area, which is believed to be the primary conduit for gold mineralization, is the north-south trending Goldtooth fault.

During 2006, Canyon acquired the Suitcase and Mineral Hill deposits for 30,000 shares of restricted common stock. The properties are located east and upslope from the Cecil R and Jackson deposits. In addition, Canyon will pay $135,000 in installments over ten years, plus a 3% NSR royalty that may be reduced to 1% for $0.5 million per point of reduction.

Both deposits have been actively explored by a number of mining companies since the early 1980s. In 1990, Pegasus Gold Corp conducted detailed helicopter supported exploration work, including an 8,033 foot RC drilling program. Cimarron Resources completed a 3,625 foot drill program on the Suitcase deposit in 1997. These programs confirmed both areas as having significant quantities of gold mineralization. Most holes averaged only 100 to 200 feet in vertical depth and the deeper potential of both deposits, particularly Mineral Hill with its steep structural controls of gold mineralization, remains to be tested.

Environmental Regulation

The Briggs Mine operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan Regional Water Quality Control Board (“Lahontan”); (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. In January 2000, the Briggs Mine obtained an amendment to its operating permit that allows mining of the Briggs North and Goldtooth deposits. The amendment was obtained through an Environmental Assessment conducted by the BLM and an equivalent document approved by the Inyo County Planning Commission. In December 2000, the Briggs Mine obtained an amendment which allows for an increase of the leach pad total height to 190 feet, from the previous limit of 150 feet.

The BLM, Inyo County, the California Department of Conservation, and Lahontan have jointly required us to maintain reclamation bonds totaling $4.3 million to ensure appropriate reclamation of the Briggs Mine and to mitigate any “foreseeable release” of pollutants to state waters. The principal amounts of the bonds are subject to annual review and adjustment, approximately $4.2 million of the bonds are backed by a surety company and the bonds are partially collateralized as follows: (1) $1.1 million held directly by the surety or the county; (2) a security interest in 28,000 acres of real property mineral interests in Montana. As part of the settlement with the surety during 2007, Canyon agreed to make additional cash deposits with the surety totaling $1.0 million no later than December 31, 2010. As of March 20, 2008, approximately $0.75 million is left to be funded.

On April 10, 2003, the California State Mining Geology Board enacted a Backfill Regulation that essentially requires that all future metal mines be backfilled with certain exceptions to the original contour of the landscape. In April 2003, the California Legislature passed a bill which stipulates that, if a project is located within one mile of a Native American sacred site and on limited use lands within the CDCA, new open-pit metal mine projects must be backfilled during reclamation. The Briggs project is located in the Panamint Range within the designated limited use land of the CDCA. Any new open-pit developments on our properties outside the existing Briggs plan of operations area may be required to comply with these regulations, although the Bill recognizes that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

NEVADA PROPERTIES

Reward Project

Canyon controls approximately 1,600 acres in southwestern Nye County about 5.5 miles south-southeast of Beatty, NV. Canyon holds 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025, which typically carry a 3% NSR royalty. During 2006 Canyon acquired six patent placer claims totaling 220 acres for $75,000 and a residual 3% NSR royalty. Canyon owns 116 unpatented lode mining claims, 6 unpatented placer claims, 3 millsite claims and 6 patented placer claims.

Environmental Regulation and Permitting

The Reward deposit occurs on unpatented and patented mining claims on land administered by the BLM. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. The BLM issued an Environmental Assessment for the Reward Project in 2000, which had been used as the basis for the issuance of required operating permits by the Nevada Department of Environmental Protection. The permits were voluntarily dropped by the former owner in 2001 and the property was released as the price of gold dropped below $300 per ounce. The formerly issued permits are not renewable and new environmental studies including an Environmental Assessment and permit applications must be submitted and issued before mining can commence on this property.

The Company is currently rewriting the Environmental Assessment and has submitted a number of permit applications to re-permit the Reward project. This process is well advanced and the permitting process is expected to be completed in 2008. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Pinson Mine Property

The Company entered into an Exploration Agreement (“the Exploration Agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation. Pursuant to the terms of the Exploration Agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period. PMC notified the company that it would elect to earn back into the property on April 6, 2006. Completion of qualifying expenditures by PMC, on or before April 5, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest. If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company may retain a 70% interest in the project and again become operator. Pursuant to the Exploration Agreement, PMC may have certain rights to take longer than April 2009 to complete its back-in to a 70% interest.

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. It is accessible by an all weather road leading about 10 miles north of the Golconda Exit from Interstate Highway 80 within the Getchell Gold Belt in north-central Nevada.

The Pinson property is made up of a number of property parcels that are either wholly-owned by Pinson Mining Company or under lease/option by Pinson Mining Company and therefore subject to an Earn-in Agreement. The property includes 3,800 acres of patented fee lands wholly-owned by Pinson Mining Company, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims wholly-owned by Pinson Mining Company, 1,362 acres of leased federal unpatented lode claims. A total of 553 unpatented federal lode mining claims (both owned and leased by Pinson Mining Company) are included in the property position. Total acreage controlled by Pinson Mining Company and subject to the Earn-in Agreement is 14,018 acres.

The Pinson property package is made up of 38 property parcels and nearly all are burdened by one or more retained mineral production royalties. Each parcel’s royalty agreement (or agreements) is structured slightly different than others and therefore the royalty for any given parcel is likely to be slightly different than an adjacent parcel. The weighted average royalty over the 14,018 acres is approximately 4.4% net smelter return.

The resource announced in February 2005 by the Company for the Pinson project and supported by the Pinson Gold Property Technical Report (filed in March 2005 with SEDAR) is located within four (4) square miles (Sections 28, 29, 32, and 33 of Township 38 North, Range 42 East). Due to the relatively high level of uncertainty for resource-level tonnage and grade calculations, particularly when the majority of the resource is categorized as “Inferred”, the Company has not yet broken down the resource into individual property parcels. Ultimately, should a mineable reserve be established, the Company will determine exactly what resource blocks are located on which parcels such that an accurate mine plan, royalty payment burden, and cash flow model for the project may be established as part of a full feasibility study on the project’s mineral resources and or reserves (if reserves are established in the future).

The Pinson Mine property is located within the Getchell Gold belt where it intersects the north end of the Battle Mountain Eureka trend. The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone.

Between 1997 and 2003, Pinson Mining Company (“PMC”) and its predecessors drilled over 200 diamond and rotary drill holes (>70,000 meters) on the property exploring for extensions of mineralization exposed at the bottom of the mine’s several open pits. This work resulted in a number of gold intercepts in several target areas.

The Company is exploring potential for the underground development of several known zones of gold mineralization that dip below the Pinson open pit mines, where production ceased in 2000. Samples of mineralized intersections from approximately 65 holes drilled over the past 20 years were re-assayed to enable integrating assay data into a systematic database with appropriate standards and quality control.

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

In June 2007, the Company completed an updated Technical Report on the Pinson Property and revised the mineral resource calculations based upon all available data from its work through June 2006. Pinson has Measured plus Indicated gold resource totaling 2,505,000 tons grading 0.454 oz/ton gold containing 1,063,000 ounces of gold. Additionally, the revised resource calculations for the property include an inferred resource of 3,374,500 tons grading 0.34 oz/ton gold containing 1,146,600 ounces of gold. The resource is summarized at 0.20 oz/ton Au cut-off grad in the following table:

Resources Summary (RF, CX, Ogee, CX-West)

	Tons*	Grade (Au oz/ton gold)	Contained Au*
Measured	1,152,400	0.454	523,200
Indicated	1,353,500	0.399	540,600
M + I	2,505,000	0.424	1,063,000

Inferred	3,374,500	0.340	1,146,600

 (Cut-off grade = 0.20 z/ton gold)
* Columns do not add up due to rounding

While the economic viability of all mineral resource estimates, which are not classified as mineable reserves, cannot be assured, the Company has based its resource analysis on operating mines in Northern Nevada, with similar ore type, exploitation method, metallurgical and milling characteristics. The key assumptions are as follows:

●
Underground mining utilizing underhand, drift-and-fill exploitation methods. Cost estimated at US$50/ton of ore mined (inclusive of backfill costs). These costs are based upon the Company’s initial negotiations of contract rates for mining and development work with Small Mine Development (“SMD”).

●	Access to the mineralized zones will be via ramp/decline beginning from the bottom of the existing CX-pit floor.

●	The daily production rate from the combined Range Front and CX zones is estimated to be 700 tons per day.

●	Carlin-type, refractory gold ore (similar to Getchell, Meikle, Jerritt Canyon, Deep Star mines), with recoveries estimated to be 93%.

●
Processed by toll milling at third-party mill (Newmont’s Twin Creeks, Gold Quarry, or Lone Tree mills; Barrick’s Goldstrike complex; and/or Queenstake’s Jerritt Canyon mill). Toll milling costs are estimated to be $25/ton milled, including transportation. This is based on initial discussions between the Company and the third-party operators and assumes that 100% of Pinson ore will require either autoclave or roaster processing.

●	Site indirect and administrative costs (General and Administrative costs) are estimated to be approximately $7/ton.

●	Projected gold price of $500/oz.

In August 2007, PMC began dewatering the Pinson underground to enable underground development. A rapid infiltration basin (“RIB”) to handle the water is under construction and a second RIB will be installed to handle any overflow needs. In February 2008, underground development drifting commenced and a total of approximately 6,500 feet of development is planned. The underground work will establish access to the Ogee zone for test mining and definition drilling and drive the current decline an additional 400 feet deeper and establish new drill platforms for continued definition drilling in deeper portions of the Range Front and Ogee mineralized zones. Three surface core drills and one reverse circulation (RC) rotary drill are presently in operation on the property. As of December 31, 2007, PMC has completed 34,200 feet of drilling in 40 drill holes (23,500 feet of reverse circulation rotary and 10,700 feet of core). Assays continue to lag behind the drilling progress with nearly 15% of the drilled footage awaiting analytical results (4,900 feet of drilling with assays pending).

Tuscarora and Adelaide Properties

On February 15, 2008, Canyon entered into an Option Agreement with Golden Predator where Golden Predator would assume the obligation of Canyon regarding the option with Newmont on the Adelaide and Tuscarora gold exploration properties. Canyon received an initial payment of $0.5 million with an opportunity to receive addition payments of cash or stock of $1.1 million over the remaining four year option period, plus retained NSR rights of up to 1.5% but not less than 0.5% and possible production payments of up to $0.5 million. The royalty burden on the Properties is capped at 5.5% when gold price is less than $700 per ounce and escalates to 6.5% as the price of gold increases to over $900 per ounce. The royalty will apply to all metals and minerals produced and sold from the Properties.

In addition, when a positive production decision has been made, Canyon may receive a production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

Adelaide and Tuscarora were optioned as part of the Asset Exchange Agreement with Newmont. Under this agreement, Golden Predator is now required to spend a total of $2.75 million on both projects over the remaining four years to earn their interest in the properties.

Mt. Edna Prospect

Canyon has staked 36 lode mining claims over part of a possible porphyry related grass-roots gold-copper prospect in southeastern Humboldt County, Nevada about 10 miles southeast of the town of Golconda. The claims cover the southern part of the prospect and adjoin Newmont-owned private mineral rights that cover the northern portion of the target. As part of the Asset Exchange Agreement, Canyon was granted a right of first opportunity to acquire the Newmont owned mineral rights should they decide to transfer all or part of their interest in this property.

The prospect is centered on a small granodiorite porphyry intrusive body of Cretaceous Age cutting limestone and quartzite of the Paleozoic Havallah and Pumpernickel Formations. The sedimentary rocks have been recrystalized and display widespread patchy, weak skarn development. Traces of copper oxide minerals coating fractures are widely distributed over and around the prospect. The intrusive is moderately to intensely quartz-sericite altered and contains from one to plus ten percent disseminated pyrite and pyrrhotite and trace to one percent disseminated chalcopyrite. Abundant copper oxide was reported in the upper two hundred feet intervals of six 1980s vintage reverse circulation holes originally drilled to test a gold-bearing quartz vein on the edge of the Newmont controlled ground.

As part of this Golden Predator Option Agreement on Adelaide and Tuscarora, Canyon entered into a simultaneous Assumption and Assignment Agreement with Golden Predator to assume its lease interest in 20 unpatented mineral claims in Humboldt County, Nevada. These claims are adjacent to our existing Mt. Edna claims and allows for further consolidation of that property.

It is anticipated that the property will be mapped during the 2008 field season.

Tram Prospect

The Tram prospect is located at the very western end of Yucca Mountain about 15 miles north of Canyon’s Reward Project and 6 miles east of the town of Beatty in southern Nye County, Nevada. Canyon staked 22 lode claims to cover an area of intense advanced argillic alteration, silicification and disseminated limonite after pyrite hosted in andesitic to dacitic volcanic rocks of Miocene Age. The setting is similar to the area surrounding the Bullfrog mine some 8 miles to the west. Two wide-spaced reconnaissance RC holes drilled on the Tram prospect in the mid-1980s intersected several 10-foot to 30-foot zones of 0.01 to 0.02 os/ton gold. The area is thought to be floored by a major north dipping detachment-style low-angle fault that served as the primary plumbing control for gold bearing hydrothermal fluids at Bullfrog. The detachment fault has been mapped from Bullfrog to about 4 miles south of Tram where it also hosts gold mineralization mined in two small open-pits in the 1980s. Production from these pits was about 130,000 ounces of gold.

Geologic mapping and reconnaissance rock-chip geochemical mapping programs are anticipated for the 2008 field season.

Jarbidge

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada. On assessment of the exploration results obtained on the property over the past four years, the Company wrote-down its interest and $2,939,807 in acquisition and exploration costs were charged to operations as of December 31, 2007. Three properties adjacent to Jarbidge were also written-down and $57,333 in acquisition and exploration costs charged to operations as of December 31, 2007.

In March 2008, the company terminated the principal option agreement on the Jarbidge project.

Triple Junction/Dixie Fork

The Company owns a 100% interest in the property, subject to a 3% NSR (uncapped) and an obligation to pay the vendor 5% of any cash proceeds received by the Company, to a maximum of US$500,000, in the event that the Company transfers any part of its interest in the property to any arm’s length third party.

Through an agreement dated September 7, 2004, the Company optioned the properties to Sage Gold Inc. whereby Sage may earn a 55% interest in the properties by drilling a minimum of 10,000 feet by November 30, 2007, and may increase its interest to 70% by completing a feasibility study on the property. The Company retains the right to participate with either a 45 or 30 percent interest, depending on Sage’s election. No work was carried out in 2004 by the Company or in 2005, 2006, or 2007 by Sage Resources, the Company’s venture partner on the prospect, except permitting. In October 2007 the Company agreed to extend the date by which Sage must complete a minimum of 10,000 feet of drilling to November 30, 2008. The Company received 350,000 common shares of Sage in consideration for the drilling extension.

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

Clover

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims on the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$305,000 over 7.5 years. In addition, the Company agreed to retain the vendor as an independent consultant to perform services on the property at a daily rate of US$400 for at least 10 days per year during the first two years. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of $5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production. The finder’s fee is capped at a maximum of US$500,000.

The Company entered into an earn-in agreement in November, 2006 with Meridian Gold Corp., a subsidiary of Yamana Gold Inc. (“Yamana Gold”). Yamana has the right to acquire a 51% interest in the property by making cumulative cash payments of US$635,000 and cumulative exploration expenditures of US$3.3 million over a period of four year. At such a time as the earn-in requirements have been completed a Yamana (51%)/the Company (49%) joint venture will be formed. After formation of the joint venture Meridian will have the right to increase its participation interest in the joint venture from 51% to 70% by delivering a pre-feasibility study to the Company within 30 months of making the initial earn-in contribution.

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

During 2005, New Sleeper Gold permitted drill access roads and completed three diamond drill holes totaling 2,733 feet. The drilling was conducted near previous drilling at Clover Hill where previous results included significant gold intercepts. No significant gold intercepts were cut in the New Sleeper drilling. No exploration work was conducted on the property during 2006.

During 2007, Yamana Gold carried out geological mapping and geochemical surveying on the property Yamana received drilling permits in October and commenced a 12,000 foot reverse circulation drilling program in November. Yamana completed seven (7) drill holes totaling 5,320 feet before suspending the program due to winter weather conditions. The holes ranged in depth from 600 feet to 915 feet and were inclined at various angles to cut the structural zones thought to host the gold and silver mineralization. Yamana is expected to resume drilling in the spring, when weather permits.

The following table summarizes significant results from the Yamana/Clover drill program:

Drill hole	From (feet)	To (feet)	Length (feet)*	oz/ton Au	oz/ton Ag
CV001	810	815	5	0.004	1.58
and	850	860	10	0.002	1.52
CV004	550	560	10	0.031	0.08
CV005	440	470	30	0.031	0.05
including	465	470	5	0.110	0.22
CV006	590	660	70	0.190	0.31
including	590	625	35	0.321	0.54
including	600	605	5	1.581	0.81
CV007	415	575	160	0.012	1.43
including	415	485	70	0.014	3.19
or	415	440	25	0.031	7.97

*Intercept lengths do not represent true widths of the mineralized zones. Insufficient information currently exists in the areas of the mineralized intercepts to determine accurately the true widths.

There is no underground or surface plant or equipment on the Clover property, nor is there any known commercial ore body.

Beowawe

During March and April 2007, the Company completed a 6,000-foot reverse circulation rotary drilling program on the property. Results failed to identify favorable geology or gold mineralization worthy of continued exploration of the prospect. In May 2007, the Company terminated all of its options on the property. The Company has no further right, title, interest or obligation in the optioned properties.

WYOMING PROPERTIES

Converse and Sand Creek Uranium Joint Ventures

In the early 1980s, Canyon conducted an aggressive uranium exploration program in the western U.S. In late 2005, Canyon made the decision to review its historical files and reactivate a prior project located in Wyoming. Canyon acquired mineral rights on approximately 3,000 acres by claim staking in three separate locations within the program area, located along the southern end of the Powder River Basin in Wyoming. Drilling during 1981 and 1982 in the program area by Canyon and its prior joint venture partner consisted of 88 drill holes for approximately 69,000 feet.

Wallis Ranch
Graves School
Douglas
Scott's Ranch
Shawnee
North
Platte
River
Orin Junction
Grey Hills
CONVERSE CO.
PLATTE CO.
R72W
R71W
R70W
R69W
R68W
T 33 N
T 32 N
T 31 N

To Gillette
Bill
59
Rolling Hills
95
Glenrock
Orpha
To Casper
25
Douglas
Lost Springs
18/20
94
Mckinley
To Weatland
Esterbrook
N
20 Miles
Converse Co., Wyoming

Wyoming
Converse Co.

Explanation
Major Road
Secondary Road
River
Creek or Drainage
Uranium Deposit

Converse Projects

Uranium Properties
Converse Co., Wyoming

Within the program area, uranium drill hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll front deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from 5 to 20 feet in thickness and occasionally range up to 45-feet thick. All of the claims are underlain by the uranium host rocks of the Chadron Formation. The Crow Butte uranium mine is located in Nebraska about 80 miles to the east of our project area in Wyoming.

Canyon entered into the Converse Uranium Joint Venture (“Converse JV”) with New Horizon Uranium Corporation (“New Horizon”) in January 2006. During 2006, the joint venture analyzed information provided by Canyon, consolidated land positions, and established drill targets around the known uranium-bearing roll fronts. New Horizon trades as NHU.V on the Toronto Venture Exchange. New Horizon has committed to spend $1.0 million over three years (to January 23, 2009) to earn their initial equity interest of 50% in the Converse JV; New Horizon may choose to spend an additional $1.0 million over the following two years to increase its interest in the Converse JV to 70%. After spending $2.0 million, New Horizon may also choose to complete a feasibility study in order to increase its interest in the Converse JV to 75%. As of March 20, 2008, New Horizon has not yet reached $1.0 million in spending and therefore has not earned its initial 50%.

In August 2006, the Converse JV joined with High Plains Uranium (“High Plains”) to form the Sand Creek Joint Venture (“Sand Creek JV”). Sand Creek JV is owned 70% by the Converse JV and 30% by High Plains. High Plains has been acquired by Energy Metals Corporation and functions as a wholly-owned subsidiary of Energy Metals. The purpose of these two joint ventures is to combine property positions over a portion of the total Converse JV area. The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. Canyon will not be required to provide funding until its partners have contributed between $2.0 and $2.8 million of expenditures in these two joint ventures.

In November 2006, a drill program began in the western portion of the Sand Creek JV area and by the end of 2006, 14 holes were completed totaling 10,395 feet, which clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007 and the favorable results were announced in a press release in August 2007. Three of the 16 holes intercepted significant grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet. In addition, the drill holes have provided considerable additional information regarding rock types and the location of a uranium-bearing roll fronts and their apparent orientation. Uranium mineralization has been previously identified in sediments of the White River Formation that trends through the Sand Creek JV area.

MONTANA PROPERTIES

Seven-Up Pete Deposit

Canyon’s wholly-owned Seven-Up Pete Venture (“SPV”) controls a majority of the Seven-Up Pete (“SUP”) gold deposit.

The SUP property is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the properties is by dirt roads from a paved highway that crosses the property. The SUP consists of approximately 14 patented and 74 unpatented mining claims. The patented claims are subject to NSR royalties that range from 2.5% to 6%. Discussions are being held with owners of a portion of the mineral interests on the property for the purpose of consolidating the property.

Between 1989 and 1993, exploration, bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted on the SUP property. By 1993, the total drilling on the property was 378 holes totalling 159,410 feet of drilling. In addition, some 8,000 feet of surface trenching was completed. A preliminary feasibility study was completed in January 1993, updating an earlier 1991 study.

The earlier studies utilized cyanide based gold recovery systems. State law currently prohibits the development of the SUP deposit as an open-pit mine using conventional cyanide recovery technology. As a result, we have retained a reputable lab to conduct conventional gravity and froth flotation recovery analysis on bulk samples from the deposit. Initial results are promising, but substantial additional testwork is required to determine if this process route is viable. Final viability of a metallurgical process can only be determined through feasibility study to determine the economics of the project utilizing the new process route. Prior to development of the SUP deposit at any time in the future, an EIS would need to be prepared and permitting approval would have to be gained.

The SUP property is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization at Seven-Up Pete are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, as well as in lower grade shattered zones between the high grade veins. Gold mineralization occurs as free gold as well as submicroscopic particles associated with pyrite.

Environmental Regulation

The SUP deposit occurs on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Other Montana Properties

Canyon owns approximately 900,000 acres of mineral rights and fee lands in western Montana. The fee mineral rights underlie surface rights owned by other parties. The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential. The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within fifty miles east and west of Missoula, extending to the Idaho State line, and within sixty miles west of Kalispell in north western Montana. The mineral rights and fee lands contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. During 2006, Canyon conducted an extensive review of these properties and have determined that a number of promising barite deposits exist on or in near proximity to its properties. Canyon is currently marketing approximately 860,000 acres of our total mineral rights package, which includes our barite properties. The remaining mineral rights shall be retained due to their highly prospective nature for copper and gold.

Kendall Mine

The Kendall Mining District is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads. Canyon controls approximately 1,052 acres in 70 patented claims and fee land. Canyon acquired most of the patented mining claims (approximately 981 acres) in January 2001. The Kendall Mine was developed as an open-pit, heap-leach gold mine in September 1988.

Through 1995, the Kendall Mine operation leached gold and silver from crushed ore on a year-round basis. Mining and crushing of all remaining ore was completed in January 1995. Leaching of the remaining gold in the heap leach pads continued through early 1998. All economic gold has now been recovered, and the mine is currently in a reclamation and closure mode. The Kendall Mine produced approximately 302,000 ounces of gold and approximately 136,000 ounces of silver from 1988 through 1998. From 1998 to the present time, Canyon has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste rock dump surfaces.

Environmental Regulation & Reclamation

The Kendall Mine operated under permits issued by the DEQ and other regulatory agencies. A life of mine permit was granted by the DEQ on November 1, 1989. Canyon is negotiating details of final mine closure with the DEQ. The DEQ has approved the portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, but discussions of long-term water handling and heap closure methods continue.

The Kendall Mine permit area covers approximately 1,040 acres of which approximately 455 acres are disturbed. As of December 31, 2007, a total of 320 acres or 70% of the disturbed area has been reclaimed. Contouring of all disturbed areas was substantially completed by end of 2006. Final reclamation will require redistribution of topsoil, reseeding of some disturbed areas, final capping of the contoured heap leach pads and implementation of a long term water management system. Canyon has approximately $2.4 million on deposit in an interest bearing account with the DEQ for reclamation at the Kendall Mine.

In February 2002, the DEQ issued a decision that a comprehensive EIS is needed for completion of reclamation at Kendall. In 2006, Canyon received approvals to allow us to commence leach pad capping operations. A basal layer was placed on our largest leach pad. Canyon’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with mine closure. The Kendall Mine uses internal and external technical and legal experts to monitor and ensure environmental compliance. Canyon believes the operation is currently in material compliance with all environmental and safety regulations.

Marg Property, Yukon Territory

The Company purchased a 66.7% interest in the Marg property for $250,000 in cash on January 20, 2000, with Cameco Corporation (“Cameco”) owning the remaining 33.3% interest. During 2004, the Company purchased the remaining 33.3% interest in the property from Cameco for a payment of CDN$80,000, bringing the Company’s total interest to 100%. On March 1, 2005, the Company sold its 100% interest in the property to Yukon Gold Corporation Inc. (“Yukon Gold”) for cash payments totaling CDN$1,600,000 and 400,000 common shares in Yukon Gold. The Company received an initial payment of $150,000 and 133,333 common shares in Yukon Gold. Subsequent payments of cash and shares are scheduled to be paid to the Company on or before December 12th annually until the total amount of cash payments and shares have been received by the Company. Upon the commencement of commercial production, Yukon Gold shall pay the Company an additional $1,000,000 in a combination of cash and common shares.

OTHER PROPERTIES

The Company owns some other properties in the British Columbia, Yukon Territory, Nevada and Chile that are at an early stage of exploration. The Company also conducts research into areas believed to have favourable geology and carries out reconnaissance exploration in target areas where the potential for making significant discoveries is favourable.

ROYALTY PORTFOLIO

Montana - McDonald

As part of the Asset Exchange Agreement with Newmont, a total of 2,870 acres of the Company’s fee mineral rights near Lincoln, Montana, were transferred to Newmont. As a component of this transaction, Newmont entered into a Royalty Deed, whereby the Company reserved up to a 3% NSR royalty on production of minerals from the properties. A portion of the fee mineral rights transferred cover portions of the McDonald and Keep Cool epithermal gold deposits. The former McDonald Project was subject to local opposition. As a result, Canyon is uncertain if any value can be derived from our ownership of this royalty.

Yukon Territory - Wolverine Properties

The Company sold its 39.4% interest in the Wolverine properties to its former joint venture partner, Yukon Zinc Corporation (“Yukon Zinc”) (previously named Expatriate) on May 31, 2004. The Company received $2,000,000 in cash payments, 10,000,000 common shares of Yukon Zinc, 5,000,000 warrants exercisable for 2 years at a price of $0.32 per share, and a net smelter royalty on revenues from precious metals indexed to the price of silver. The Company’s royalty is 4% at a price of US$5.00 per ounce of silver, increasing to 9.45% if the price of silver exceeds US$7.50 per ounce. During 2005 and 2006, the Company exercised the 5,000,000 warrants and sold an aggregate of 13,500,000 common shares of Yukon Zinc.

Dominican Republic

On October 26, 1998, Energold Mining Limited (Energold) of Vancouver, Canada, entered into an agreement to acquire all of the outstanding shares of Minera Hispanola, S.A., a joint venture company 60% owned by Battle Mountain and 40% by Canyon. As part of this sale, Energold entered into separate Royalty Agreements with both Canyon and Battle Mountain covering the 38 gold and copper exploration properties on the seven property groupings then contained in Minera Hispanola. Energold has retained a total of 12 of these properties on five property groups and has entered into subsequent joint venture or options agreement on three of these properties. The Royalty Agreement entered into between Canyon and Energold includes the payment of production payments on commencement of production and the first anniversary thereof on two property groups, capped at an aggregate of $0.2 million. In addition, Canyon retained a 0.4% NSR royalty on all property groups, attached to Energold’s equity interest in those groups, with varying caps for each group and a maximum aggregate cap of $2.0 million in payments. Active exploration programs are currently being conducted on several of these properties.

Argentina - Mina Cancha

In July 1997, CR International Corporation (CRIC), a Canyon wholly-owned subsidiary, entered into a Purchase and Sales Agreement with Minera El Desquite S.A. (Minera) for its Mina Cancha property located in Argentina. In 2002, CRIC received approximately $1.5 million in negotiated final payments of the initial purchase price, with the retention of a 2.5% NSR royalty on any production from the property. The Mina Cancha property is an epithermal gold exploration prospect in highly altered volcanic rocks, and is part of the Esquel property controlled by Meridian Gold Inc. Development of this property has been subject to local opposition. As a result, we are uncertain if any value can be derived from Canyon’s ownership of this royalty.

Nevada - Adelaide and Tuscarora

As discussed above, on February 15, 2008, Canyon entered into an Option Agreement with Golden Predator where Golden Predator would assume the obligation of Canyon regarding the option with Newmont on the Adelaide and Tuscarora gold exploration properties. As part of the agreement, Canyon retained NSR rights of up to 1.5% but not less than 0.5%. Canyon’s royalty rights are established when Golden Predator earns its rights to these properties by completing required work programs and payments on the properties.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition, and results of operations of the Company for each of the years in the three-year period ended December 31, 2007, should be read in conjunction with the financial statements of the Company included in Item 17 - Financial Statements.

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

The price of gold is denominated in U.S. dollars, and our current gold production operations and significant properties are located primarily in the U.S. We own foreign mineral rights primarily in the form of royalties which may create foreign currency exposure in the future when, and if, these foreign properties are placed in production. Currently a significant amount of the Company’s cash and investments are held in Canadian dollars and will be subject to volatility when converting to U.S. dollars for payment of U.S. based expenses. Most of the ongoing expenses of the Company will be denominated in U.S. dollars.

Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

On April 10, 2003, the California State Mining and Geology Board (“CSMGB”) enacted a Backfill Regulation that essentially requires that all future metal mines be backfilled with certain exceptions to the original contour of the landscape. In April 2003, the California Legislature passed a bill which stipulates that, if a project is located within one mile of a Native American sacred site and on limited use lands within the California Desert Conservation Area (“CDCA”), new open-pit metal mine projects must be backfilled during reclamation. Briggs project is located in the Panamint Range within the designated limited use land of the CDCA. Any new open pit developments on our properties outside the existing Briggs plan of operations area may be required to comply with these regulations, although the bill recognizes that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

The global economy is currently in a period of high commodity prices and as a result the mining industry is attempting to increase production. This has caused significant upward price pressures in the operating costs of mining companies especially in the area of skilled labor. The skilled labor needed by the mining industry is in tight supply and its cost is increasing. Many of our competitors have lower costs and their mines are located in better locations that may give them a competitive advantage in employee hiring and retention.

The cost of fuel to run machinery and generate electricity is closely correlated to the price of oil. Over the past two years the price of oil has risen significantly and has increased the operating cost of mines dependant on fuel and oil to run their business. Continued upward price pressures in our operating costs may cause us to generate significantly less operating cash flows than expected which would have an adverse impact to our business.

Comparative results of operations are herein provided for the years ended December 31, 2007, 2006 and 2005.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

During the year, the Company incurred exploration expenditures of $2,096,155 (2006 - $3,659,090; 2005 - $12,126,554). Costs were attributed to exploration expenditures of $81,097 on the Pinson property with cost recoveries of ($47,036) and asset retirement obligations of $65,700; exploration and acquisition expenditures of $1,464,395 on the Jarbidge property with asset obligations of $60,000 and write-offs of $2,999,807; exploration and acquisition expenditures of $304,831 on the Beowawe property with asset obligations of $7,000 and write-offs of ($330,193); exploration and acquisition expenditures of $110,316 on the Clover property with option payments received of ($80,580); and exploration and acquisition expenditures of $135,518 on other properties located in the USA, Chile and Canada with cost recoveries of ($365,885), option payment received of ($191,155) and write-offs of ($57,333).

During the year, the Company incurred an operating loss of $5,277,423 (2006 - $727,509; 2005 - $1,203,836; 2004) resulting in a basic and diluted loss per share of $0.08 (2006 - $0.01; 2005 - $0.03). The operating loss was comprised of general and administrative expenses of $2,499,713 (2006 - $2,642,354; 2005 - $1,537,754). The increase in general and administrative expenses was primarily attributed to the following items: (i) an increase in investor relations costs to $352,590 (2006 - $294,959; 2005 - $84,503) as a result of increased investor relations activities partially related to the Canyon merger; (ii) an increase in exploration and business development costs to $453,855 (2006 - $249,904; 2005 - $84,503) as a result of the Company’s ongoing investigation of merger and acquisition opportunities; (iii) an increase in office and miscellaneous costs to $230,820 (2006 - $140,588; 2005 - $178,123) as a result of increased filing fees, management fees and telephone/fax costs which all components of office and miscellaneous costs; and (iv) an increase in insurance costs to $84,737 (2006 - $49,741; 2005 - $18,109) as a result of increased costs for directors’ and officers’ liability insurance and general liability insurance.

During the year, the Company incurred other expenses and income comprised primarily of the following: (i) an increased loss for foreign exchange, a non-cash item, to ($125,455) (2006 - ($4,057); 2005 - $39,395) as a result of the fluctuation in the U.S. dollar exchange rate; (ii) an increase in gain on resource properties to $134,950 (2006 - Nil; 2005 - Nil) as a result of the sale of the Lone Pine property; an increase in the write-off of accounts receivable to ($187,778) (2006 - Nil; 2005 - Nil) resulting from the Beowawe property; and (iv) an increase on the write-down of resource properties to ($3,387,333) (2006 - ($122,357); 2005 - ($135,809)) as a result of the write-off of the Beowawe and Jarbidge properties.

During the year, investment and miscellaneous income increased to $511,237 (2006 - $543,053; 2005 - $386,406).

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

B. Liquidity and Capital Resources

It is expected that our basic cash requirements over the next 12 months can be funded through a combination of existing cash, short-term investments and if necessary asset sales. However, should we proceed with our plan to re-start the Briggs Mine, additional financing will be required for equipment purchases and repairs, waste stripping and other development costs. We do not have the capital resources sufficient to re-start and operate the Briggs Mine without additional financing. In order to do so, we could seek to obtain funding from multiple sources which might include private equity investments, public equity offering, debt, or asset sales. We have in the past raised funds from the exercise of options and warrants and that may continue to be a source of funds during 2008.

We expect the old leach solution at Briggs to be evaporated during 2008 and any related revenues from gold production will be minimal during 2008. We estimate that we need approximately $8.0 million to re-start the Briggs Mine open-pit operations and approximately $5.0 million for the underground operations which would begin to generate operating cash flow after approximately six months from re-start. Long-term liquidity should be improved by the re-start of the Briggs Mine and successful and profitable gold production. Additionally, we are continually evaluating business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While we believe we will be able to finance our continuing activities and Briggs re-start plans, there are no assurances of success in this regard or in our ability to obtain additional financing through the capital markets, joint ventures, or other arrangements in the future. If management’s plans are not successful, our ability to operate could be adversely impacted.

We may also require additional funding to move the Reward Project to development. The source of that funding will most likely be provided by investors in the form of equity or debt, but we may also include equipment financing and possible asset sales or exchanges as additional forms of financing.

The Company had a net working capital position of $10,570,757 (2006 - $13,665,357; 2005 - $14,998,365).

Financing Source	2007	2006	2005	Total
Equity Financing	-	$8,730,587	$5,128,107	$13,858,694
Exercise of Warrants	-	$459,795	$5,074,192	$5,533,987
Exercise of Stock Options	$283,595	$286,125	$243,225	$812,945

Total	$283,595	$9,476,507	$10,445,524	$20,205,626

At December 31, 2007, outstanding stock options represented a total of 2,437,300 shares. The exercise of these securities is completely at the discretion of the holders and the Company has had no indication that any of these securities will be exercised. At December 31, 2007, the company had no outstanding share purchase warrants.

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

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the mineral property interest, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mineral property interest is required.

As disclosed above, the Company considers that its mineral property interests and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Consult the Company’s audited annual consolidated financial statements for the year ended December 31, 2007 for the differences if the Company had chosen to account for these costs as intangible assets under HB 1581 and HB 3064 whereby exploration costs are expensed as incurred.

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

F. Tabular Disclosure of Contractual Obligations

The Company has a shared lease commitment for its office premises which expires June 30, 2010. The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000. Aside from the rental lease commitment, the Company has no contractual obligations to disclose for the fiscal year ended December 31, 2007, as the majority of the Company’s expenditures on its properties are of a discretionary nature with the majority of expenditures falling under the responsibility of joint venture partners.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The members of the board of directors and officers of the Company as at March 25, 2008, are as follows:

Name and Position in the Registrant	Other Principal Directorships	Principal Business Activities Outside the Company
David H. Watkins Chairman, Chief Executive Officer and Director	Maudore Minerals Ltd.; Golden Goose Resources Inc.; EURO Resources S.A.; Commander Resources Ltd.	None
James K.B. Hesketh President, Chief Operating Officer and Director	Apogee Minerals Ltd.	None
William J. Coulter(1)(2) Director	Commander Resources Ltd.; Galore Resources Inc.	Independent Investor
Glen D. Dickson(1)(2) Director	Gold-Ore Resources Ltd.; Red Dragon Resources Ltd.	Chairman and CEO of Gold-Ore Resources Ltd.
David K. Fagin(1)(2) Director	T. Rowe Price Funds; Pacific Rim Mining Company; Golden Star Resources Ltd.	Consultant
Ronald D. Parker(1)(2) Director	None	Chief Executive Officer of Cammill Inc.
William R. Stanley Vice President - Exploration	None	None
David P. Suleski Vice-President and Chief Financial Officer	None	None
Bonnie L. Whelan Corporate Secretary	None	None

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

There are no family relationships between any of the directors and officers of Atna. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company, are as follows:

David H. Watkins was appointed Chairman of the Board and Chief Executive Officer of the Company on March 18, 2008. Prior to that, Mr. Watkins had held the positions of President, Chief Executive Officer and Director of the Company since 2000. Mr. Watkins has 40 years experience in international exploration and development, acquisitions and mergers, and mining operations. Prior to joining Atna, Mr. Watkins was President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company, where he was involved in a number of discoveries, acquisitions, and operations world wide.

Mr. Watkins joined Falconbridge Copper Ltd. as an Exploration Geologist in 1977 and became Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska in 1980. He was appointed Vice President, Exploration in 1986 and became President of Minnova Inc., the successor company to Falconbridge Copper, in 1991. Minnova was a base metal and gold mining company with five operating underground and open pit mines with 2,000 employees in Quebec, Ontario and British Columbia.

During the early part of his career, Mr. Watkins worked with Newmont Mining and with Noranda as an exploration geologist in various parts of the world, including Australia, Mexico, Ecuador, and Canada. He graduated with a M.Sc. degree in Geology from Carleton University in Ottawa in 1970 and a B.A. in Geology from Queen’s University at Kingston in 1967.

James K.B. Hesketh was apppointed President and Chief Operating Officer of the Company on March 18, 2008. Prior to that Mr. Hesketh had held the positions of President, Chief Executive Officer and Director of Canyon since August 2, 2005. Mr. Hesketh has had a 30 year career in the mining industry which has spanned positions in mining finance, operations, consulting, business development and engineering with companies including: RMB Resources, NM Rothschild & Sons, Cyprus Amax; Pincock, Allen & Holt, and Dresser Industries. This experience has included both domestic and international postings. Mr. Hesketh holds degrees in Mining Engineering and Mineral Economics from the Colorado School of Mines.

William J. Coulter has been a Director of the Company since 1984. Mr. Coulter is an independent investor with more than 40 years experience in the mineral resources sector. He has served as founding director, manager, and shareholder of numerous junior mining, exploration and hydrocarbon companies, and has extensive experience in financing, mergers and acquisitions.

Glen D. Dickson has been a Director of the Company since 2002. Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. As Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, Mr. Dickson was responsible for the discovery of two large developing gold projects in northern Canada. In 1993, he successfully acquired the projects for Cumberland and joined that company as President and Chief Executive Officer until 2002. He was instrumental in raising approximately $30 million for Cumberland and advancing the projects to the beginning of feasibility. Mr. Dickson is currently the Chief Executive Officer of Gold-Ore, a junior exploration company focusing on early stage precious metal projects in Central America.

David K. Fagin was appointed a Director of the Company on March 18, 2008. Prior to that Mr. Fagin had been a Director of Canyon since June 2000. From May 1992 to May 1996, Mr. Fagin served as Chairman and Chief Executive Officer of Golden Star Resources Ltd. and from then to January 1998 as non-executive Chairman of Golden Star Resources Ltd. From July 1997 to February 2000, he also served as Chairman and Chief Executive Officer of Western Exploration and Development Ltd., a privately held exploration company, and since February 2000, he has served as a consultant and corporate director. Mr. Fagin previously served as President and director of both Homestake Mining Company and Rosario Resources Corporation, and a Vice President of AMAX Inc. He currently serves as a director of Pacific Rim Mining Company and Golden Star Resources Ltd., publicly held mining companies, as well as a director or trustee for the public mutual funds managed by T. Rowe Price Associates.

Ronald D. Parker was appointed a director of the Company on March 18, 2008. Prior to that Mr. Parker had been a director of Canyon since 2002. Mr. Parker currently serves as Chief Executive Officer of Gammill Inc, a manufacturing company. From 1998 to 2002, he served as President and Chief Executive Officer of Apollo Gold Inc. From 1986 to 1998, he held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President and Chief Executive Officer of Homestake Canada, Inc., Chairman, President and Chief Executive Officer of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

William R. Stanley was appointed Vice President of Exploration in 2004. Mr. Stanley is a mineral exploration geologist with over 30 years experience in the mining industry. While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, a Master of Business Administration from Arizona State University, and is a licensed professional geologist in the State of Washington, USA.

Mr. Stanley held increasing levels of responsibility with Homestake Mining Company from 1979 through 1993 and was responsible for several gold deposit discoveries, two of which were commercially viable and placed into production by Homestake. From 1993 through 2000, he was employed by Cyprus Amax Minerals Company as its United States Exploration Manager where he was responsible for exploration in the Great Basin, Alaska, and Mexico. Immediately prior to joining Atna in January 2004, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms.

David P. Suleski was appointed Vice President and Chief Financial Officer of the Company on March 18, 2008. Prior to that Mr. Suleski served as Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of Canyon since 2006. Mr. Suleski is currently responsible for the Company’s external financial reporting, cash management, risk management, and human resources duties. Mr. Suleski has held various controller, assistant controller and treasurer positions with Golden Star Resources, Apex Silver Mines and Cyprus Amax. Other related business experience includes NM Rothschild & Sons and PricewaterhouseCoopers.

Bonnie L. Whelan was appointed Corporate Secretary of the Company in 2005. Ms. Whelan has in excess of 20 years experience in the public resource sector in positions of senior officer, director and upper management. As the corporate secretary of Atna, Ms. Whelan is engaged in public company administration which includes maintaining corporate compliance, regulatory filings, and office systems development and implementation.

(B) Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the positions held as of the fiscal year ended December 31, 2007:

		Annual Compensation			Long Term Compensation
					Awards			Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)	Securities Under Options / SARs(3) granted ($)		Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	All Other Compensation ($)
David H. Watkins President, Chief Executive Officer and Director	2007	183,040	9,250	Nil	183,000	(5)	Nil	Nil	n/a
William J. Coulter Director	2007	n/a	Nil	Nil	91,500	(5)	Nil	Nil	n/a
Glen D. Dickson Chairman and Director	2007	n/a	Nil	Nil	91,500	(5)	Nil	Nil	n/a
James K.B. Hesketh Director	2007	n/a	Nil	Nil	91,500	(5)	Nil	Nil	n/a
William R. Stanley Vice President Exploration	2007	141,348	6,124	Nil	152,500	(5)	Nil	Nil	n/a
G. Ross McDonald Chief Financial Officer	2007	32,760	1,000	Nil	24,400	(5)	Nil	Nil	n/a
Bonnie L. Whelan Corporate Secretary	2007	109,200	3,150	Nil	61,000	(5)	Nil	Nil	n/a

(1) Financial year for the period January 1 to December 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Stock Options are exercisable at a price of $1.36 per share prior to January 11, 2010.

No part of this compensation was paid pursuant to a material bonus or profit sharing plan. There was no amount set aside for a pension, retirement or similar benefits plans for any director or officer.

C. Board Practices

AMENDMENT OF ARTICLES

Date of Expiration and the Current Term of Office

The Company's Board of Directors is currently divided into three classes and the directors in each class have different terms of office. The directors in each class are elected at an annual general meeting to hold office for a term of three years or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director.

At the Meeting of the Shareholders to be held on May 8, 2008, Shareholders will be asked to pass a special resolution to amend the articles of the Company such that the term of office of each director will expire each year at the annual general meeting. Each director will be elected to hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not.

Name and Office Held with the Company, and Province and Country of Residence	Present Principal Occupation(1)	Director Since	Share Ownership(2)

Nominees for Electionwhose terms of office will expire at the Annual General Meeting in 2009

William J. Coulter, Director(3)(4) British Columbia, Canada	Independent Investor; Binjas Holdings Ltd. and The Jay Willy Trading Co. Ltd.	June 1984	137,000(5)

James K.B. Hesketh, Director (3)(4) Colorado, United States	President & Chief Operating Officer of the Company	September 2001	175,138

David K. Fagin(6) Colorado, United States	Consultant; .Director and Trustee for T. Rowe Price Funds; Director of Pacific Rim Mining Company and Golden Star Resources Ltd.	March 2008	44,554

Ronald D. Parker(6) Missouri, United States	Chief Executive Officer of Gammill Inc.	March 2008	20,426

Directors whose terms of office will expire at the Annual General Meeting in 2009

Glen D. Dickson, Director, Chairman (3)(4) British Columbia, Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd.	December 2002	266,500

Directors whose terms of office will expire at the Annual General Meeting in 2010

David H. Watkins, Director, President & Chief Executive Officer British Columbia, Canada	Chairman & Chief Executive Officer of the Company	March 2000	974,880

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(2) Each of the directors is an elected director by a vote of security holders.
(3) In aggregate, the director and officers of the Company owns directly, indirectly or beneficially, or exercise control or direction over, a total of 1,908,498 common shares of the Company. This figure represents approximately 2.7% of the total number of issued and outstanding common shares of the Company as at March 25, 2008. These figures, not being within the knowledge of the Company, have been furnished by each of the respective directors and officers. This column shows the common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of March 25, 2008.
(4) Member of Audit Committee.
(5) Member of the Compensation Committee.
(6) 35,000 of these shares are registered in the name of Binjas Holdings Ltd. and 12,000 of these shares are registered in the name of The Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal year ended December 31, 2007, there were no employment contracts between the Company and any of its subsidiaries and its senior management.

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

Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee. These committees are comprised entirely of non-related directors. The Board has adopted a charter with respect to its Audit and Compensation Committees and a Code of Ethics for Officers, as more fully set forth below:

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

During the fiscal year ended December 31, 2007, the Company had four full-time employees and one part-time employee. All other professional staff are retained as contractors as required. The following table provides information on the activity and geographical location of the Company’s employees and contractors:

Activity	Geographical Location	Number of Employees	Average Number of Contractorss
Corporate Administration and Corporate Communitcations	Canada	3 full-time 1 part-time	N/A
Exploration and development activities	United States	1 part-time	4

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at March 25, 2008:

Name	# of Common Shares Held		Number of Stock Options	Number of Warrants	Exercise Price $	Expiry Date
David H. Watkins	974,880		300,000 150,000 183,000	- - -	0.70 2.01 1.36	Apr 18/2008 Jan 30/09 Jan 11/2010
William J. Coulter	137,000	(1)	75,000 75,000 91,500	- - -	0.70 2.01 1.36	Apr 18/2008 Jan 30/2009 Jan 11/2010
Glen D. Dickson	245,000		100,000 75,000 61,500	- - -	0.70 2.01 1.36	Apr 18/2008 Jan 30/2009 Jan 11/2010
James K.B. Hesketh	130,858		75,000 75,000 91,500	- - -	0.70 2.01 1.36	Apr 18/2008 Jan 30/2009 Jan 11/2010
William R. Stanley	200,000		150,000 125,000 152,500	- - -	0.70 2.01 1.36	Apr 18/2008 Jan 30/2009 Jan 11/2010
G. Ross McDonald(2)	30,000		20,000 24,400	- -	2.01 1.36	Jan 30/2009 Jan 11/2010
Bonnie L. Whelan	50,000		50,000 61,000	- -	2.01 1.36	Jan 30/2009 Jan 11/2010

(1)
35,000 of these shares are registered in the name of Binjas Holdings Ltd. and 12,000 of these shares are registered in the name of the Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William Coulter.

(2)	G. Ross McDonald resigned as Chief Financial Officer on March 18, 2008.

Incentive Stock Options Plan

The Company has a stock option plan in place (the “2007 Plan”). The 2007 Plan was established in 2007 to provide incentive to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Key provisions of the 2007 Plan include:

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

Maximum Shares Available

The maximum number of common shares of Atna that may be issuable under the 2007 Plan is a number equal to 10% of the number of issued and outstanding common shares of Atna on a non-diluted basis at any time.

Maximum Shares Available to Insiders

To ensure that insiders of Atna have the opportunity to vote on certain approvals listed in Section 613(a) of the TSX Company Manual, the 2007 Plan restricts the maximum number of common shares of Atna that under the 2007 Plan are issued, or that may be issuable, to insiders (as defined under applicable securities law). Under the 2007 Plan, no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis may be: (i) issuable to insiders of Atna pursuant to options granted to insiders under the 2007 Plan; or (ii) issued to insiders of Atna within any one year period pursuant to options granted to insiders under the 2007 Plan, in both cases together with all of Atna’s previously established and outstanding or proposed share compensation arrangements.

Share Appreciation Rights

The 2007 Plan introduces the concept of share appreciation rights. Under the share appreciation rights, optionees have the right to receive a certain number of common shares calculated pursuant to the difference between the fair value of a common share and the option exercise price upon exercise or, subject to the consent of Atna, cash payment calculated pursuant to section 4.11(b) of the 2007 Plan in lieu of purchasing common shares of Atna upon the exercise of the option. The cash settlement alternative provides optionees with an alternative means to exercise their options and provides Atna with a means of reducing the dilution normally associated with option exercises.

Amending Provisions

The amending provisions in the 2007 Plan provide that the Board of Directors of Atna may, from time to time, subject to the 2007 Plan, applicable law and the prior approval, if required, of the TSX or any other regulatory body having authority, or of the shareholders of Atna, suspend, terminate, discontinue or amend the 2007 Plan. The Board may not amend the 2007 Plan without the approval of the shareholders of Atna and the TSX with respect to the following; (a) altering the maximum number of shares available under the 2007 Plan; (b) amending the terms of an option granted to an insider of Atna; (c) extend the expiration term from a blackout period allowance; (d) making a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders; (e) adding any form of financial assistance; or (f) adding a deferred or restricted share unit or any other provision which results in an eligible participant receiving Shares while no cash consideration is received by Atna.

Legal Proceedings

Atna has no material legal proceedings.

Exchange Controls

Atna is a Province of British Columbia, Canadian corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Atna on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Atna’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Atna does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Atna’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (ie. a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Atna’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Atna was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Atna and the value of the assets of Atna, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Atna. An investment in the common shares by a WTO Investor, or by a non-Canadian when Atna was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Atna and the value of the assets of Atna, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which currently exceeds approximately Cdn$250 million. A non-Canadian would acquire control of Atna for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Atna unless it could be established that, on the acquisition, Atna was not controlled in fact by the acquirer through the ownership of the common shares.

The foregoing assumes Atna will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing those businesses are different.

Certain transactions relating to the common shares of Atna would be exempt from the Investment Act, including:

(a)	an acquisition of the common shares by a person in the ordinary course of that person’s business as a trade or dealer in securities,

(b)
an acquisition of control of Atna in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)
an acquisition of control of Atna by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Atna, through the ownership of the common shares, remain unchanged.

Quantitative and Qualitative Disclosures of Market Risk

Atna anticipates its primary market risk, if any, to be related to fluctuations in exchange rates. Exchange rate risk may arise if Atna is required to use different currencies for various aspects of its operations. Atna uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in Chile and the United States where Atna is conducting exploration activities.

Atna has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on Atna’s operations. Atna exchanges Canadian dollars to fund its foreign operations. Based on prior years, Atna does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will not occur in the future.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the Directors and senior officers of the Company, and based upon the Company’s review of the records maintained by Pacific Corporate Trust Company, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at March 25, 2008, only the following shareholder beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the common shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Anglo Pacific Group plc London, England	9,584,500	13.92%

The above-named shareholder did not possess voting rights different from those of other Company shareholders.

Tabled below is the distribution of the registered shareholders of the Company at December 31, 2007, as provided by the Company’s transfer agent, Pacific Corporate Trust Company:

Country	Total Holders	%	Total Holdings	%
Canada	30	54.55	62,152,811	96.03
USA	24	43.64	2,559,777	3.95
Other Countries	1	1.82	10,000	0.02

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person severally or jointly. The Company knows of no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

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

A.	Consolidated Statements and Other Financial Information Financial Statements

Attached hereto as Exhibit 15.1 (i) to (vi) are the audited financial statements of the Company for the fiscal years ended December 31, 2007 and 2006. The financial statements are accompanied by auditors' reports and related notes. See “Item 17. Financial Statements”.

Legal Proceedings

Not applicable.

Dividend Distributions

[The Company is permitted to pay dividends under its governing documents. The Company has no current plans to pay any dividends.]

B. Significant Changes

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements:

Financial Instruments - Recognition and Measurement (Section 3855). This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

Marketable securities and investments are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

The Company’s royalty agreement with Yukon Zinc Corp. is considered a derivative financial instrument under the new accounting standard and consequently is classified as held for trading and is measured at fair value. The fair value of this financial instrument cannot be determined until the property over which the Company has a royalty had been placed into commercial production.

Hedging (Section 3865) - This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Comprehensive Income (Section 1530) -Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and included the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

Recent Accounting Pronouncements

Capital Disclosures - In February 2007, the issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objective, policies and precedes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” Theses sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

International Financial Reporting Standards - In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

ITEM 9. THE OFFERING AND LISTING

A.	Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock on the Toronto Stock Exchange are set forth below.

For the five most recent full financial years: the annual high and low market prices:

	High - $	Low - $

2003	0.62	0.21
2004	1.05	0.29
2005	2.47	0.55
2006	2.56	0.95
2007	1.96	1.23

For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

	High - $	Low - $

Fiscal 2006
First Quarter, ended 03/31/06	2.56	1.75
Second Quarter, ended 06/30/06	2.41	1.00
Third Quarter, ended 09/30/06	1.50	0.99
Fourth Quarter, ended 12/31/06	1.55	0.95

Fiscal 2007
First Quarter, ended 03/31/07	1.72	1.26
Second Quarter, ended 06/30/076	1.71	1.31
Third Quarter, ended 09/30/07	1.96	1.23
Fourth Quarter, ended 12/31/07	1.94	1.36

Fiscal 2008
First Two Months, ended 02/29/08	1.76	1.34

For the most recent 6 months: the high and low market prices and the average daily trading volumes for each month:

	High - $	Low - $	Average Volume
March 1-25, 2008	1.50	1.25	153,400
February 2008	1.59	1.38	82,100
January 2008	1.76	1.34	103,600
December 2007	1.53	1.36	70,000
November 2007	1.90	1.41	128,400
October 2007	1.94	1.56	182,300
September 2007	1.70	1.40	73,000

B.	Plan of Distribution

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

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The table presented below reports on the current authorized capital of the Company.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2007	Outstanding as at March 25, 2008
Common Shares without par value	Unlimited	64,722,588 shares	68,872,588 shares
Preferred Shares without par value	Unlimited	Nil	Nil

Note: Up to 17,114,238 common shares will be made issuable as a result of the Canyon merger transaction.

As at March 25, 2008, the Company had outstanding stock options to purchase a total of 4,019,940 common shares, exercisable at prices ranging from $0.70 to $2.01 per share prior to March 18, 2012.

The following table sets out a history of the Company's share capital for the three most recently completed fiscal years to the date of this document:

	2007		2006		2005
	Number of Shares	Amount $	Number of Shares	Amount $	Number of Shares	Amount $
Opening balance	64,176,838	60,839,308	55,429,067	51,286,111	38,950,872	40,795,561
Issued for:
Private placement	-	-	7,450,000	8,730,587	7,000,000	5,128,107
Warrants	-	-	502,771	459,795	8,538,195	5,074,192
Exercise of stock options	545,750	283,595	795,000	286,125	940,000	243,225
Property	-	-	-	-	-	-
Severance settlement	-	-	-	-	-	-
Stock-based compensation	-	-	-	76,690	-	45,026
Closing balanc	64,722,588	61,217,349	64,176,838	60,839,308	55,429,067	51,286,111

B.	Memorandum and Articles of Association

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

The Company entered into an agreement dated April 11, 2006 with Compania Cielo Azul Limitada (“CCAL”) whereby CCAL may lease the property for a period twenty years by making the following lease payments to the Company: US$10,000 upon execution of an agreement (received); US$10,000 on the first anniversary of the agreement; US$25,000 on the second anniversary of the agreement; and $US$50,000 on the third anniversary of the agreement and on all subsequent anniversary dates thereafter. The property will be subject to a 2.5% NSR royalty. A formal agreement is yet to be executed by the Company and CCAL.

2007

In May 2007, the Company terminated the option agreements it had to acquire an interest in the Beowawe project, Nevada.

2008

In March 2008, the Company terminated the principal option agreement on the Jarbridge property. Following compilation and review of results from all the mapping, geochemistry, and drilling carried out over the past four years, it was determined that there was insufficient encouragement for Atna to justify further exploration expenditures.

On March 18, 2008, the Company closed the merger with Canyon pursuant to the Agreement and Plan of Merger dated November 16, 2007. Pursuant to the terms of the merger agreement, each share of Canyon common stock issued and outstanding was converted into the right to receive 0.32 common shares of the Company, plus cash in lieu of any fractional shares. Canyon is now a wholly owned U.S. subsidiary of the Company. Canyon ceased trading  on the American Stock Exchange at the close of market on March 18, 2008.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

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

Quantitative Information About Market Risk

The Company has no market risk sensitive instruments or other instruments for which a discussion of quantitative information about market risk is applicable.

Qualitative Information About Market Risk

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

ITEM 15T.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) on December 31, 2006, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective.

Management’s annual report on internal control over financial reporting.

Management has designed, established and is maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance that the financial information disclosed in this document and the related financial statements is reliable. The financial information was prepared by the company for external purposes and has been recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to U.S.GAAP on and annual basis.

Changes in internal control over financial reporting. There were no changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the U.S. Securities Commission (the “SEC”)) serving on its Audit Committee. Mr. James Hesketh has been determined to be such audit committee financial expert and is independent as defined in National Instrument 58-101, meaning that, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfer with the exercise of his independent judgement, and is not otherwise deemed not to be independent. The SEC has indicated that the designation of an audit committee financial expert does not make Mr. Hesketh an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

B.	Code of Ethics

The Company has adopted the following code of ethics that applies to all the Company’s Officers, including the Chief Executive Officer and the Chief Financial Officer. The Code of Ethics has been posted to the Company’s website at http://www.atna.com/i/pdf/CodeEthics.pdf.

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

Audit Fees

For the years ended December 31, 2007 and 2006, fees payable to the Company’s external auditors, De Visser Gray, Chartered Accountants, of Vancouver, British Columbia, for audit services and for non-audit services were estimated and accrued as follows. During the years ended December 31 2007 and 2006, De Visser Gray was the Company’s only external auditor.

	December 31, 2007 $		December 31, 2006 $
Audit and related fees	35,000	(1)	27,500
Tax fees	2,500		2,000
(1) Audit fees estimated and accrued for 2007

Audit Committee’s Pre-Approval Polices and Procedures

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures. All of the services rendered. All services rendered by De Visser Gray during 2007 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

Audit-Related Fees

Refer to Audit Fees above.

Tax Fees

Refer to Audit Fees above

All Other Fees

Not applicable.

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

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. There are material differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 13 to the financial statements and in Item 5.B, titled “Liquidity and Capital Resources”. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A, titled “Selected Financial Data”.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Exhibit 15.1		Consolidated Audited Financial Statements
	(i)	Report of Independent Registered Public Accounting Firm dated March 27, 2008.	(1)
	(ii)	Consolidated Balance Sheets as at December 31, 2006, 2005 and 2004.	(1)
	(iii)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005.	(1)
	(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.	(1)
	(v)	Notes to Consolidated Financial Statements	(1)
	(vi)
Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.
			N/A
Exhibit 15.2		Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the years ended December 31, 2007, 2006 and 2005.	(1)
Exhibit 12.1		Section 302 Certifications by the Chief Executive Officer and Chief Accounting Officer as required by rule 13a-14(a) or Rule 15d-14(a).	(1)
Exhibit 13.1		Section 906 Certifications by the Chief Executive Officer and Chief Accountingl Officer as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.	(1)
Exhibit 14.1		Consent of Independent Auditors	(1)
Exhibit 99.0		BC Business Corporations Act - Articles of Incorporation	(1)

(1)	Attached hereto

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

ATNA RESOURCES LTD.

/s/ “David H. Watkins”

David H. Watkins
Chairman and Chief Executive Officer

March 25, 2008