Form 20-F
period 2008-12-31
ATNA RESOURCES LTD
filed 2009-03-31
CIK 1041548

U.S. SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
United States
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

Title of Each Class	Issued and Outstanding as at March 31, 2009

Common Shares without par value	83,291,133
Preferred Shares without par value	Nil

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
☐ Large accelerated filer    ☐ Accelerated filer     ☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:
☒ Item 17     ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934):
☐ Yes     ☒ No

II

i

 CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission (the “SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s prospects and make informed investment decisions. Certain statements contained in this document constitute forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.  The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  Management believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof.

In particular, this document contains forward-looking statements pertaining to the following:

•	any projections of earnings, revenues, synergies, cost savings or other financial items;

•	any statements of the plans, strategies and objectives of management for future operations, including the receipt of permits at the Reward Project;

•	any statements regarding future economic conditions or performance;

•	any statements of belief; and

•	any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors set forth below and elsewhere in this document from:

•	U.S. tax consequences of a passive investment company or PFIC;

•	fluctuations in gold and other metals prices;

•	risks related to hedging metal production and key operating inputs;

•	risks related to the exploration, permitting, development and mining of precious metals;

•	risks related to estimation of reserves and resources;

•	risks related to governmental regulation, including environmental regulation;

•	risks related to the ability to finance the development of mineral properties;

•	uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;

•	risks related to the uncertainty of the title of assets;

•	uncertainty inherent in litigation, and the difficulty of predicting decisions of judges and juries;

•	the need to attract and retain qualified management and technical personnel;

•	risks related to reclamation activities on properties; and

•	other risks that are described in the section entitled “Risk Factors,” presented in Item 3. D. of this Form 20-F.

This list is not exhaustive of the factors that may affect any of the forward-looking statements of Atna Resources Ltd. or its subsidiaries (collectively, “Atna,” the “Company,” “we” or “us”). Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Annual Report on Form 20-F, under the heading "Risk Factors'' and elsewhere. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

GLOSSARY OF SELECTED MINING TERMS

Asset Exchange Agreement:  On December 29, 2006, Canyon Resources Corporation (“Canyon”) entered into an Asset Exchange Agreement with several subsidiaries of Newmont Mining Corp. (“Newmont”) to acquire the 3% NSR royalty held by Newmont on Canyon’s CR Briggs Mine in Inyo County, California. In addition, Canyon has entered into an Agreement with Newmont to acquire an option on the Adelaide Gold Project in Humboldt County, Nevada and the Tuscarora Gold Project in Elko County, Nevada. In exchange, Newmont received from Canyon certain mineral rights, surface leases, and facilities near Lincoln, Montana with associated intellectual property and Newmont will assume all associated reclamation liability.  Canyon retained a 3% NSR (as defined below) royalty on mineral rights provided by Canyon in this transaction in and around the former McDonald Gold and Keep Cool gold projects.  This royalty may be reduced if the net of Newmont’s royalty and that of underlying landlords exceeds 5%.

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

Ounces per Ton (“oz/ton”):  Used to describe the grade of ore, reserve or resource. It represents the portion of an ounce estimated to be contained in a ton of rock.

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

RESOURCE DISCLOSURE

Terms used in this Annual Report relating to mineral reserves and mineral resources are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under the guidelines set out in Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines as adopted by the CIM Council. Under CIM Standards, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” have the following meanings:

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

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this report such as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table summarizes certain consolidated financial information, which includes the accounts of the Company and its wholly owned subsidiary Canyon, incorporated in the State of Delaware, USA. The audited financial statements have been prepared in accordance with Generally Accepted Accounting Practices (‘GAAP’) in Canada and conform in all material respects with accounting principles generally accepted in the US except as indicated in Item 5 B. US GAAP Reconciliation with Canadian GAAP. The following information should be read in conjunction with these financial statements and notes thereto, included in Item 17 of this report.  All monetary data herein is stated in Canadian dollars.  See Exchange Rates Data in this section.

Year ended	2008	2007	2006
Total revenues	$156,800	Nil	Nil
Net income (loss)	$20,315,600	$(3,348,300)	$(2,565,800)
Basic and diluted income (loss) per share	$0.26	$(0.05)	$(0.04)
Working capital	$18,131,300	$10,570,700	$13,927,400
Total assets	$82,082,200	$13,487,700	$15,894,800
Total liabilites	$9,912,900	$1,075,500	$781,908
Total shareholders' equity	$72,169,300	$12,412,200	$15,112,900
Number of shares issued and outstanding	83,291,133	64,722,588	64,176,838

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

As of December 31, 2008 and March 23, 2009, the noon rate as quoted by Bank of Canada was Cdn$1.23 and Cdn$1.22 equals US $1.00, respectively.

The following table sets out the high and low exchange rates for each month during the previous six months.

	High for Period	Low for Period

February-09	1.2707	1.2192
January-09	1.2741	1.1823
December-08	1.2969	1.1965
November-08	1.2855	1.1499
October-08	1.2943	1.0609
September-08	1.0796	1.0338

The following table sets forth the average exchanges rates for the past five years, expressed as Canadian dollars per U.S. dollars.

Year	Average

2004	1.3015
2005	1.2116
2006	1.1341
2007	1.0748
2008	1.0660

B.	Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.	Risk Factors

The securities of the Company are considered speculative due to the nature of the Company’s business and the present stage of its development.  A prospective investor should consider carefully the following factors:

Risk Factors Relating to the Company

We have been a Passive Foreign Investment Company, or PFIC, which could result in adverse U.S. Tax Consequences to U.S. Investors.

Shareholders who are U.S. taxpayers should be aware that Atna expects not to be a passive foreign investment company (“PFIC”) for the current fiscal year, although it may have been a PFIC in prior years and could also be a PFIC in subsequent years.  If Atna is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a timely and effective qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Atna.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Atna’s net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders.  A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.  Refer to additional details under “Material United States Federal Income Tax Consequences Related to the Canyon Merger – Passive Foreign Investments Company Rules” for more information.

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

Hedging Risks related to Precious Metal Production and Key Operating Inputs

The Company entered into gold zero cost collars and forward price contracts in order to protect the future operating cash flows of its Briggs Mine. All of these contracts expire during 2009 and represent approximately 30 percent of the expected gold production during 2009. The Company may also enter into consumable off-take agreements that may protect against the increasing cost of consumables like diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production. If gold production levels fall short of its hedge obligations when the hedge contract has a negative fair value, it may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during period of increased gold prices or could increase diesel costs during periods of low diesel prices.

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

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties explored ultimately are developed into producing mines.  There is no assurance that Atna’s mineral exploration and development activities will result in any discovery or development of bodies of commercial ore.  The long-term profitability of Atna’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

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

Cash Flow

The Company currently has no source of operating cash flow to fund all of its exploration and development projects. The Briggs Mine is the Company’s sole operating unit that is expected to begin gold production during the second quarter of 2009.  The Company has sufficient cash balances to complete the development of the Briggs Mine and fund working capital balances until it reaches planned production and cash flow levels.  Any further significant development work may require additional asset sales, debt financing, or equity issuances.  The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing development, exploration or joint venture properties.  Failure to obtain additional financing could result in delay or indefinite postponement of further development and/or exploration and the possible, partial or total loss of the Company’s interest in certain properties.

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

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest in Canada and the U.S., there is no guarantee that title to such properties will not be challenged or impugned.  The Company has not conducted surveys of all of the claims in which its holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.  The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  Native land claim settlements are more advanced in the Yukon Territory than they are in British Columbia, and none of the Company’s properties in the Yukon Territory cover areas where the Federal Crown proposes to transfer mineral rights to the First Nations.  However, there is no guarantee that this will not change before settlements are finalized.  Mineral claim title in Chile is less certain than in Canada and the U.S.  The Chilean government makes no effort to establish true claim ownership and allows recording of claims that may be layered on top of pre-existing claims.  An underlying claim may or may not lapse with non-payment of taxes.  As a result, establishing certainty of claim ownership is a difficult procedure and there is no guarantee that claims the Company acquires in Chile will not be challenged or impugned.

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

Risk factors Specific to the Company

Gold Recovery at the Briggs Mine

CR Briggs Corporation, a wholly-owned subsidiary of the Company, operates the Briggs Mine.  Mining operations at the Briggs Mine have commenced and the project re-development is nearing completion with the first gold pour expected during the second quarter 2009. Production during 2009 is expected to be approximately 19,000 ounces. The Briggs Mine has historically produced gold using the heap leaching process. This process involves the application of cyanide solutions by drip irrigation to ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon that collects the gold from the solution onto the carbon. Through the subsequent process of pressure stripping the gold is returned to solution in a more highly concentrated state. This concentrated solution of gold is further processed in an electrowinning circuit, which collects the gold onto electric cathodes which are melted into gold dore bars. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors.

Production Costs and Risk Factors at the Briggs Mine

The cost of gold produced may be impacted by numerous variables including ore grade and gold recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs, and numerous other factors. Production risk factors may include labor strife, slope failure, poor gold recovery, unavailability of skilled labor and management, availability of mining equipment, availability of consumables used in mining, mine plan implementation, weather and other operational factors.

Recent California Legislation and Regulations May Prohibit the Company From Developing Any Projects Adjacent To The Briggs Mine.

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

Atna Has Significant Obligations At The Briggs Mine, Which May Adversely Impact Liquidity.

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. As of March 23, 2009, US$0.5 million remains to be funded to the collateral account in two equal payments in 2009 and 2010. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

Reward Gold Project is subject to Final Permit Approval and Financing

The Reward Gold Project has been carefully designed to create the smallest environmental footprint possible and the permitting process is well advanced. The Mine Plan of Operations has been declared administratively complete and the Air Pollution Control and Water Pollution Control permits as well as a Water Point of Discharge permit have been issued. Biologic Assessment studies have been completed and a Biologic Opinion has been issued. The Environmental Assessment study has been completed and released for public comment. No guarantee can be made that final permits will be received or that adequate financing can be arranged to construct the project.

Montana Regulatory Authorities May Impose Additional Reclamation Requirements On Our Closure Of The Kendall Mine That Would Significantly Increase Our Funding Requirements For Such Closure.

Atna’s wholly-owned subsidiary, CR Kendall Corporation, is reclaiming and closing the Kendall Mine. In 1999 and 2000, the Montana Department of Environmental Quality (“MDEQ”) revised the required reclamation cash account from the existing $1.9 million to approximately $14.2 million. The Company believes the revised bond amount exceeds the cost of remaining work and our subsidiary filed an administrative appeal to the MDEQ’s actions, which is still pending. In February 2001, CR Kendall Corporation entered into an agreement with the MDEQ under which the $1.9 million supporting the then existing bond was transferred to an interest bearing account at the MDEQ for use in continuing reclamation at the Kendall minesite and the appeals regarding bond amounts were stayed.

In January 2002, CR Kendall became aware that the MDEQ intended to proceed with an Environmental Impact Statement (“EIS”) to determine the closure requirements for final reclamation at the Kendall Mine. This EIS study remains unfinished. Depending on the outcome of the EIS, the reclamation costs may vary from the current estimate. The release of our financial obligation on the property will only take place once the regulatory agencies have given final approval to all closure measures and are satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with the mine closure. The amounts necessary to achieve a final mine closure may be impacted by the outcome of the described pending matters and Atna may not have sufficient funds to complete the Kendall reclamation if such matters are resolved adversely to Atna, which would have a material adverse effect on our business.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Atna Resources Ltd. was incorporated for a perpetual duration under the Company Act (British Columbia) on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995. The Company’s business is to explore, acquire, develop, and mine precious metals, uranium and other mineral properties.

Atna merged with Canyon on March 18, 2008 (the “Canyon Merger”), at which time Canyon became a wholly owned subsidiary of the Company. Canyon was incorporated for a perpetual duration by virtue of the General Corporation Laws of the State of Delaware in 1979.

Atna’s headquarters is located at 14142 Denver West Parkway, Suite 250, Golden, Colorado, USA, 80401. The toll free telephone number for the Atna headquarters is 877-692-8182. Bull, Housser & Tupper LLP is the Company’s  Canadian legal counsel and is located at 3000 Royal Centre, 1055 west Georgia Street, Vancouver, BC, Canada V6E 3R3.

During the past three fiscal years, the Company’s capital and exploration expenditures have been incurred on projects located in the United States, with a substantial amount of the expenditures occurring due to the Canyon Merger, the development of the Briggs Mine, permitting and engineering at the Reward Gold project and work at the Pinson and Columbia gold properties.  The Company has spent $5.2 million on exploration and $13.8 million on mine development not including the merger with Canyon over the past three years. Property, plant and mine equipment increased by approximately $34 million as a result of the Canyon Merger. This exploration and development has been financed primarily from equity financings, the exercise of warrants and stock options as follows:

Financing Source	2008	2007	2006	Total
Equity financing	nil	nil	nil	nil
Exercise of warrants	nil	nil	nil	nil
Exercise of stock options	578,500	283,600	739,700	1,601,800
Proceeds from asset sales	21,610,000	271,700	730,700	22,612,400
Total financing sources	22,188,500	555,300	1,470,400	24,214,200

After the Canyon Merger on March 18, 2008, the Company’s primary focus shifted to development of the Briggs Mine and permitting activities at the Reward Mine.

The Company has sufficient working capital for Briggs Mine development, Reward Permitting and property maintenance requirements and administrative overhead for the next 12 months.

B.	Business Overview

Atna commenced operations in 1984. The Company is a mineral resource company engaged in gold production operations in the western US and conducts exploration activities in the search for additional valuable mineral properties primarily in the western US, Canada and Chile. The Company’s exploration and development efforts emphasize precious metals (gold and silver), but base metals and uranium may also be considered. The Company conducts a portion of its mineral exploration and development through joint ventures with other companies.

As a consequence of the Canyon Merger, the Company’s primary focus has shifted from primarily exploration activities to that of increasing the value of wholly-owned core properties: Briggs, Reward, Columbia and Pinson. The Briggs Mine is expected to develop positive cash flow from gold production in the second half of 2009. Other revenues and cash flows have consisted primarily of sales of non-core assets, marketable securities and option payments resulting from assets sales or property transactions. The Company is not affected by seasonality, but raw materials used in the production and processing of gold ores have increased significantly in price during the past three years. In addition, there is strong competition for experienced mining staff that has also increased the general cost of doing business. As we shift focus to a producing gold company fuel cost will become a significant cost factor and fuel costs have been volatile and generally increasing over the last three years.

The Company’s strategy is to utilize its existing property positions to add to shareholder value by taking a property portfolio approach. The Company will sell or trade those properties that are not adding value and seek to develop those properties that can be developed economically in a timely manner to create the cash flow that will support the Company. At the same time, the Company will seek to create an increasingly valuable pipeline of development properties through drilling, development and property acquisition or joint ventures to enhance future growth prospects.

The Company’s near-term strategy is to focus on the restart of production operations at the Briggs Mine with the goal of developing near term positive operating cash flow to support the Company while also providing funds to advance other core projects. The permitting effort on our Reward project in Nevada is nearly complete, which provides the Company a second near-term development project. The Company is working with Barrick Gold to unlock value from our 30% interest in the Pinson gold project in Nevada. In addition, we have commenced the development of a new resource model for our Columbia gold project in Montana. These activities will provide a long term pipeline of development opportunities for the Company.

In this current difficult economic environment, the Company is well positioned with a solid cash balance and near term gold production to acquire mineral properties in a later stage of exploration. Other opportunities include currently mothballed properties that were closed due to lack of capital. The Company will consider acquiring assets that will provide greater value than can be gained through further investing in the Company’s current properties. The primary focus of an acquisition, should one occur, is to provide positive cash flow over a significant operating reserve life that produces at least 50,000 ounces of gold per year. The target property would need to be located in a setting where positive community relations exist, where development of that property would not create long term environmental issues and has a reasonable chance at obtaining the required permits.

Demand for gold as a safe haven against the devaluation of paper currency and other factors in the financial marketplace has more of an impact on the price of gold than does the annual production of gold due to the relatively large above-ground supplies of gold available to the market place. Therefore, our principal objective is to acquire suitable mining prospects that could provide a reasonable return on capital without regard to global gold production levels.

The marketing of all minerals is affected by numerous factors, many of which are beyond our control. Such factors include the price of the mineral in the marketplace, imports of minerals from other nations, demand for minerals, the availability of adequate refining and milling facilities, and the market price of competitive minerals used in the same industrial applications. The market price of minerals is extremely volatile and beyond our control. Gold prices are generally influenced by basic supply/demand fundamentals, inflation, alternative investment markets, and the strength or weakness of the US dollar. The market dynamics of supply/demand can be heavily influenced by economic policy; e.g., central banks sales/purchases, political unrest, conflicts between nations, and general perceptions about inflation. Fluctuating metal prices may have a significant impact on our results of operations and operating cash flow. Decreasing mineral prices will adversely affect the market values of our properties and may lead to the recording of asset impairments.

The decision to put a mine into production and the commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. During the last five years, the average annual market price of gold has fluctuated between US$320 and US$1,025 per ounce. The economics of a mine may change over time due to gold price fluctuations during the project’s life. Although it is possible to protect against price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk in the mining industry. We may hedge a portion of our production under certain operational and market conditions, or if required by a bank related to a financing.

The exploration, development, and production programs we conduct in the US are subject to local, state, and federal regulations regarding environmental protection. Many of our mining and exploration activities are conducted on public lands. The USDA Forest Service extensively regulates mining operations conducted in National Forests. Department of Interior Bureau of Land Management (“BLM”) regulations cover mining operations carried out on most other public lands. All of our operations involving the exploration for or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of water sources, waste materials, odor, noise, dust and other environmental protection requirements adopted by Federal, state and local governmental authorities. We may be required to prepare and present to such authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations.

The US has an extensive framework of environmental legislation that undergoes constant revision. We participate in the legislative process through independent contact with legislators and through trade organizations to assist legislative bodies in making informed decisions.

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

Atna Resources Ltd.
Canadian & Chilean Exploration Properties
Canyon Resources Corporation
100%
Atna Resources Inc. (Nevada) Pinson Project Exploration Properties
30%
Pinson Joint Venture
100%
CR Kendall Corporation (Colorado) Kendall Mine
100%
CR Montana Corporation (Colorado) MT Mineral Rights Columbia Mine
100%
Horizon Wyoming
70%
Sand Creek Joint Venture Uranium One, Partner
100%
CR Briggs Corporation (Colorado) CR Briggs Mine
100%
CR Reward Corporation (Nevada) Reward Mine
100%
CR International (Colorado)

The Company owns all or the rights to all of the issued and outstanding shares of the common stock of Canyon, incorporated by virtue of the General Corporation Laws of the State of Delaware. The above organizational chart reflects the Company’s legal ownership of significant active subsidiaries and ownership interests in various gold properties as of March 31, 2009. Properties are routinely acquired, sold, subjected to a joint-venture, or abandoned in the ordinary course of business.

D.	Property, Plant and Equipment

Summary of Reserves and Resources

Mineral Reserve- Proven and Probable

Category	Tons	Au (oz/t)	Contained Ounces
Briggs (1) - 100% Atna
Proven	6,390,000	0.023	147,000
Probable	6,075,000	0.020	120,000

Briggs reserves	12,465,000	0.021	267,000

Reward (2) - 100% Atna
Proven	1,314,000	0.027	36,000
Probable	5,110,000	0.024	121,000

Reward reserves	6,424,000	0.024	157,000

Total reserves	18,889,000	0.022	424,000

1.	Briggs 0.007 oz/ton incremental leach cut-off grade & US$750 per ounce gold
2.	Reward 0.01 oz/ton cut-off grade & US$700 per ounce gold

Mineral Resource-Measured, Indicated and Inferred (5)

Category	Tons	Au (oz/t)
Measured & indicated
Briggs - 100% (1)	20,688,000	0.027
Reward - 100% (2)	11,003,000	0.024
Pinson - 30% (3,4)	752,000	0.424

Total measured & indicated	32,443,000	0.035

Inferred
Briggs - 100% (1)	6,686,000	0.026
Reward - 100% (2)	2,819,000	0.018
Pinson - 30% (3,4)	1,012,000	0.340

Total inferred	10,517,000	0.054

1.	Briggs press release February 18, 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson: Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
Resource estimates include proven and probable reserves and were based on the same cut-off grades as reserves

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project”. Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report.

Mr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008” s defined by NI 43-101.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section uses the term “inferred resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

PRODUCTION PROPERTY

Briggs Mine

The Briggs Mine was acquired by Canyon in 1990.  It is located on the west side of the Panamint Range near Death Valley, California.  Atna has mineral rights over approximately 4,800 acres in the area of the mine.  From the city of Ridgecrest, CA, the mine is accessed by State Highway 178, which passes through the mining town of Trona and to the ghost town of Ballarat, a distance of 42 miles.  The mine is reached from Ballarat by means of an improved dirt road which heads south and skirts the east side of Panamint Valley, a distance of eight miles.  It is 16 miles northeast of Trona and 35 miles northeast of Ridgecrest in Inyo County, California. The legal description of the project area is Townships 21 through 23, and Range 44 East, Mount Diablo Meridian.  Atna owns or controls 264 unpatented claims, including 18 mill site claims, on BLM administered land and through leasehold interests, 100% of the Briggs Mine. No royalties are payable at the Briggs Mine.  In addition to the Briggs Mine, Atna owns four satellite properties located approximately four miles north of Briggs: the Cecil R, Jackson, Mineral Hill and Suitcase properties.  Atna currently holds or leases a total of 22 unpatented claims and 3 patented claims associated with these properties.  All of the mining claims are located on land prescribed for multiple use management by the BLM.

Ballarat
N
T22S
T23S
R42E
R43E
178
Briggs Mine
PANAMINT
RANGE
R43E
R44E
R44E
R45E
T23S
T24S
SLATE
VALLEY
Trona Airport
ARGUS
T24S
T25S
Naval Reservation
Pioneer Point
Trona
Argue
R43E
R44E
R44E
R45E
Inyo Co., California
Detail Area
20 Miles
Nevada
California
California
Inyo Co.
Explanation
Major Road
Secondary Road
Gold Deposit
Briggs Mine
Inyo County, California

The Briggs Mine was constructed in 1996 and through December 31, 2007, produced over 550,000 ounces of gold.  Since 1996, a total of 75 million tons of rock have been mined by open-pit methods, including 52 million tons of waste.  Approximately 735,000 ounces of gold were placed on the leach pad during this period.  From 1997 into 2004, ore was mined from four open-pits, the Goldtooth, Briggs Main, Briggs South Ultimate (“BSU”) and Briggs North, from south to north, respectively. In addition, a small amount of underground mining was performed out of the Briggs North open-pit.  Most of the ore was crushed in three stages to a minus ¼ inch size and conveyor-stacked on the leach pad.  Gold is recovered from leach solutions in a carbon adsorption plant and refined into doré bars on site.  Operating permits within the mine-plan-of-operations area remain active.

An updated technical report detailing the estimation of open pit and underground reserves and resources at the Briggs, was completed in May 2008. An updated reserve and mine plan was announced in January 2009. The report concluded that a positive economic return may be achieved. Restart activities commenced in 2008 and gold production is expected during the second quarter 2009. Production during 2009 is forecast to be approximately 19,000 ounces. Highlights of the Briggs Mine include:

•	Open pit proven and probable reserves containing 267,000 ounces of gold with an average grade of 0.021oz/ton based on a gold price of US$750/oz, at a 0.007 oz/ton cutoff grade.
•	Mine life of six years.
•	Planned production of approximately 210,000 ounces of gold with an average full year production rate that ranges from 40,000 to 50,000 ounces per year.
•	Life-of-mine cash cost and full cost is projected to be US$470 and US$590 per ounce of gold, respectively.
•	Life-of-mine pre-tax cumulative cash flow at a gold price of US$750 is approximately US$36 million.
•	Total project cumulative pre-tax cash flow increases by approximately US$20 million for every US$100 increase in gold price.
•	Key site management and support positions are in place.

Ore is being loaded on the leach pad and gold production is expected to increase to an annualized rate of 40,000 to 50,000 ounces per year. Approximately 50 percent of existing plant capacity will be utilized at these production rates, allowing for a possible increase in production, if additional reserves can be developed. A total of approximately US$10 million has been spent on the project through February 2009. Additional capital spending including working capital additions at the Briggs Mine is projected to be approximately US$7 million during 2009.  The new, expanded mine plan is located entirely within the existing permit boundary area. However, a portion of the expansion area will require an amendment to the existing reclamation plan and placement of additional reclamation bonds prior to mining.

Mobile equipment at Briggs includes five 85 to 100-ton trucks, two 14-cubic-yard loaders, two blast hole drills, four dozers, and two graders. The 600-ton per hour capacity, three-stage crushing plant at Briggs has been refurbished with new conveyor belting, seals and other maintenance including minor structural steel repairs and modification to make it operable. The gold recovery plant and refinery are operational. Power for the mine is currently supplied by three 1.1 megawatt diesel generators.  These units have been fully reconditioned. A new leach pad extension capable of holding 7.0 million tons of new ore has been constructed. A second expansion will be constructed in 2010 to expand capacity to over 14.0 million tons.

Significant reclamation activities were conducted at the Briggs Mine during 2005 and into 2006, including re-contouring, capping, and re-vegetation of selected areas.  Over 86% of the site has now been re-contoured and most of the waste dumps have had growth media topsoil placed and seeded.  Portions of this reclamation area will be re-disturbed with new mining. In those areas, topsoil will be reclaimed and stockpiled for future reclamation work.

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

Beginning in October 2008, the Company commenced a new drill campaign at the Briggs Gold Mine and its satellite project Cecil R. Results of this program are positive, confirming deeper gold mineralization beneath the current minable reserves in the Briggs Main pit. Atna has intersected this new Briggs Main Deep (“BMD”) zone with fourteen holes. The BMD drill holes intersected a gently dipping tabular zone over an area 800 feet (north-south) by 700 feet wide. Apparent thickness of the zone ranges from 30 to 90 feet. The mineralized horizon comes within 40 to 50 feet of the $750/oz-gold design pit bottom. The BMD remains open for expansion to the north, south and east of the current intercepts.

The apparent thickness, grades, and broad distribution of the BMD mineralization warrant additional drilling to further define the mineralization. Follow-up drilling at BMD has commenced. Goals for the BMD drill program include:

•	Confirmation and delineation of the BMD zone to add to the mine-life and/or annual production rate.
•	In-fill drilling at the Briggs Mine to upgrade inferred resources to proven and probable reserve categories to improve effective mine planning.
•	Development of an increased reserve estimate and revised mine plan for the Briggs Mine.

The Cecil R satellite project is located four miles north of the Briggs Mine. Drilling at Cecil R is designed to expand the existing mineralized zone to the south and to define the gold mineralization limits. The Company expects to commence preparation of a NI 43-101 compliant technical report that would include an estimate of mineral resources at Cecil R at the completion of this drilling program.

Gold at Cecil R is hosted by a sub-horizontal zone of strongly iron stained quartz-feldspathic gneiss at the base of thin poorly consolidated Quaternary gravels. The existing mineralization forms a near surface, gently dipping blanket distributed over an area 1,500 feet by 1,200 feet and varying in thickness from 10 to 50 feet.

During 2006, Canyon acquired the Suitcase and Mineral Hill properties for 30,000 shares of restricted common stock. The properties are located east and upslope from the Cecil R and Jackson properties. In addition, Canyon will pay US$135,000 in installments over ten years, plus a 3% NSR royalty that may be reduced to 1% for $0.5 million per point of reduction.

Both properties have been actively explored by a number of mining companies since the early 1980s.  In 1990, a detailed helicopter supported exploration work, including an 8,033 foot RC drilling program. Prior owners completed a 3,625 foot drill program on the Suitcase property in 1997. These programs confirmed both areas as having significant quantities of gold mineralization. Most holes averaged only 100 to 200 feet in vertical depth and the deeper potential of both properties, particularly Mineral Hill with its steep structural controls of gold mineralization, remains to be tested.

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

The BLM, Inyo County, the California Department of Conservation, and Lahontan have jointly required us to maintain reclamation bonds totaling US$4.4 million to ensure appropriate reclamation of the Briggs Mine and to mitigate any “foreseeable release” of pollutants to state waters. The principal amounts of the bonds are subject to annual review and adjustment, approximately US$4.2 million of the bonds are backed by a surety company and the bonds are partially collateralized as follows: (1) US$1.1 million held directly by the surety or the county; (2) a security interest in 28,000 acres of real property mineral interests in Montana. As part of the settlement with the surety during 2007, Canyon agreed to make additional cash deposits with the surety totaling US$1.0 million no later than December 31, 2010. As of December 31, 2008, approximately US$0.50 million is left to be funded.

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

DEVELOPMENT PROPERTIES

Pinson Mine Property

The Company entered into an exploration agreement, effective August 12, 2004, with Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold. Pursuant to the terms of the agreement, the Company completed its obligations to earn a 70 percent interest in the Pinson Mine Property and provided notice of its earn-in to PMC in January 2006. The Company has spent as of December 31, 2008 a total of approximately $16.0 million on the project, which has been expensed for accounting purposes.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period. In January 2009, PMC notified the company that it had reached its back-in requirement, which would result in the formation of a 70:30 joint venture with PMC holding a 70 percent interest. Expenditures for 2009 are undeterminable until the joint venture agreement is complete and a budget has been agreed to, which is expected to be complete in April 2009.

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca.  It is accessible by an all weather road leading about 10 miles north of the Golconda Exit from Interstate Highway 80 within the Getchell Gold Belt in north-central Nevada.

The Pinson property is made up of a number of property parcels that are either wholly-owned or under lease/option by PMC and therefore subject to the agreement.  The property includes 3,800 acres of patented fee lands wholly-owned by PMC, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims wholly-owned by PMC, 1,362 acres of leased federal unpatented lode claims.  A total of 553 unpatented federal lode mining claims (both owned and leased by PMC) are included in the property position.  Total acreage controlled by PMC and subject to the agreement is 14,018 acres. The property is subject to NSR royalties varying from 3.5% to 7.5% on various claim groups within the property. The weighted average royalty over the 14,018 acres is approximately 4.4% NSR.

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

Atna commenced a drill program began at the end of August, 2004, to define a resource and to acquire geotechnical data in two target areas from near surface to a depth of 1,500 – 2,000 feet.  Drilling focused more intensively on the relatively shallow portions of the CX zone, which extends from the base of the CX pit and on the Range Front zone, which dips below both the CX and the Mag pits.  A total of 30 holes, including about 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails were completed by the end of February, 2005.

In June 2007, the Company completed an updated Technical Report on the Pinson Property and revised the mineral resource calculations based upon all available data from previous work through June 2006.  At that time, Pinson had measured plus indicated gold resource totaling 2,505,000 tons grading 0.454 oz/ton gold containing 1,063,000 ounces of gold.  Additionally, the revised resource calculations for the property included an inferred resource of 3,374,500 tons grading 0.34 oz/ton gold containing 1,146,600 ounces of gold.  The resource was summarized at 0.20 oz/ton Au cut-off grade in the following table:

Resources Summary (RF, CX, Ogee, CX-West) – June 2006

	Tons*	Grade (Au oz/ton gold)	Contained Au*
Measured	1,152,400	0.454	523,200
Indicated	1,353,500	0.399	540,600
M + I	2,505,000	0.424	1,063,000

Inferred	3,374,500	0.340	1,146,600
 (Cut-off grade = 0.20 z/ton gold)
* Columns do not add up due to rounding

In 2006, PMC and its affiliate Barrick Exploration completed a detailed gravity survey within the area of interest. This work was followed by exploration and delineation drilling in 2007 and 2008. A total of 163 drill holes were completed consisting of 50,721 ft. of RC drilling and 61,857 ft of core drilling. Surface drilling consisted of 103 drill holes, underground drilling total 60 drill holes. Combined drill footage was 112,578 ft. drilling targeted the Summer Camp resource, the HPRI04 area, the Range Front, Ogee and CX underground resources and the Mag open pit resource area. In general, the drilling program did not extend any of the known resources significantly. Drilling was suspended in December of 2008. In 2008, underground exploration drifting was re-started with 2,000 ft, of drift excavation completed. Drifting was excavated by two underground contractors, Small Mine Development and Atkinson Construction. The underground drift was designed to allow delineation drilling to be completed in the CX, Ogee and Range Front Zones. Access was completed that allowed only parts of the Range Front and Ogee Zones to be drilled. The underground excavation contract was terminated in January of 2009.

A de-watering project was started for de-watering of the underground zones to allow excavation to these zones. Four additional de-watering wells have been drilled and two rapid infiltration basins (RIB's) have been constructed. The completion of the de-watering project is on hold until a decision can be made on the future of the project. PMC is in the process of acquiring additional water rights which will allow the underground to be de-watered at the required rate.

PMC is reviewing a number of options to advance the project to a decision point for new development. Forward looking work includes finalizing a new geology model and mineral estimate, completion of a metallurgical model based on the new interpretation and both open pit and underground options require additional work to maximize ounces and minimize operating and capital costs.

Reward Project

Atna controls approximately 1,600 acres in southwestern Nye County about 5.5 miles south-southeast of Beatty, NV  where it holds 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025, which typically carry a 3% NSR royalty.  During 2006 Canyon acquired six patent placer claims totaling 220 acres for US$75,000 and a residual 3% NSR royalty. Atna now owns or leases 116 unpatented lode mining claims, 6 unpatented placer claims, 3 millsite claims and 6 patented placer claims.

Beatty
Bare Mountain Peak
Beatty Airport
BARE MOUNTAIN
BARE MOUNTAIN
Reward
McKinney Peak
R46E
R47E
R47E
R48E
R46E
R47E
T12S
T13S
N
2 Miles

Gabbs
Tonopah
Warm Springs
Beatty
Detail Area
Pahrump
N
Nye Co., Nevada

Nevada
Nye Co.

Explanation

- Major Road
- Secondary Road
- River
- Creek or Drainage
- Gold Deposit

Reward Project

Gold Property
Nye County, Nevada

In March 2008, the Company completed a positive economic feasibility study for the Reward Gold Project, the results of which are contained in technical report dated March 21, 2008 prepared by Chlumsky, Armbrust & Meyer, LLC. entitled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada”, which is available on SEDAR at www.sedar.com. The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

Proven and probable mineral reserves estimated in the feasibility study total 6.4 million tons averaging 0.024 oz/ton containing 157,000 ounces of gold based on a gold price of US$700 per ounce, a cut-off grade of 0.01 oz/ton and a strip ratio of 2.2 tons of waste per ton of ore. The Reward operation is expected to produce approximately 125,900 ounces of gold over a four year mine life at estimated average cash cost of US$435 per ounce of gold produced. This production would provide an undiscounted cash flow of US$40.3 million at a US$900 gold price. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$25.4 million. The undiscounted cash flow changes by US$12.5 million for every US$100 change in gold price without allowance for reserve expansion.

Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately US$2.5 million for the base case. The cost for reclamation and closure bonds of approximately US$5.3 million was estimated using the State of Nevada statutory cost estimating model and is subject to final approval by State regulatory authorities. Bonds may be posted using a number of financial instruments including cash. This amount would be in addition to the capital estimates stated above.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either Canyon’s Briggs Mine in Inyo County, California or to a third party processing facility.

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

The project has been carefully designed to create a small environmental footprint and the permitting process is well advanced. The mine plan of operations has been declared administratively complete:  air pollution and water pollution control permits, and a water point of discharge permit have been issued. Biologic assessment studies have been completed and a biologic opinion has been issued. The Environmental Assessment study has been completed and released for public comment.

Columbia Property

The Columbia property (formerly Seven-Up Pete) is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access is by dirt roads from a paved highway that crosses the property.  The property consists of approximately 24 patented and 68 unpatented mining claims containing approximately 1,800 acres. The patented claims are subject to NSR royalties that range from 0% to 6%.

In June 2008, the Company acquired certain claims at the Columbia gold property in order to consolidate the land package containing the known body of mineralization. An historic, non NI43-101 compliant resource for Columbia was reported in a feasibility study titled “Seven-Up Pete Joint Venture, Seven-Up Pete Feasibility Study” dated September 1991 by Phelps Dodge Corporation. The historic estimated mineral resource for Columbia totaled 10.9 million tons of proven and probable resource (approximately equivalent to Measured and Indicated resource under NI 43-101) grading 0.060 oz/ton gold (659,000 contained ounces gold). In addition, the report quotes a possible resource (approximately equivalent to Inferred resource under NI 43-101) of 3.0 million tons grading 0.063 oz/ton gold (190,000 contained ounces gold). A cutoff grade of 0.02 oz/ton was used in the estimate. The block modeling methodology used to develop this estimate is consistent with current estimating methodologies. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the Company is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. Separate categories of Proven and Probable mineral reserve were developed in the report based on open pit design with estimated economics consistent with current standards for mineral reserve estimation and reflecting the economic environment at the time of the study. Approximately 28 percent of this total is attributed to the newly acquired claims. The aggregate acquisition cost was US$500,000 in cash and 604,308 common shares of Atna. The seller retained a four percent net smelter return royalty on the claims purchased.

Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to  estimate resources for the property that are compliant with the NI 43-101 technical reporting standards. Timber logging operations have commenced at the property due to the start of a pine beetle infestation. Proceeds from the logging operations are being shared with underlying landholders. Baseline environmental monitoring studies are starting and another round of flotation and gravity gold recovery test work is planned for 2009.

The earlier studies utilized cyanide based gold recovery systems. State law currently prohibits the development of the Columbia property as an open-pit mine using conventional cyanide recovery technology. As a result, we have retained a reputable lab to conduct conventional gravity and froth flotation recovery analysis on bulk samples from the property. Initial results are promising, but substantial additional testwork is required to determine if this process route is viable.  Final viability of a metallurgical process can only be determined through feasibility study to determine the economics of the project utilizing the new process route. Prior to development of the Columbia property at any time in the future, an EIS would need to be prepared and permitting approval would have to be gained.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization.  The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, as well as in lower grade shattered zones between the high grade veins. Gold mineralization occurs as free gold as well as submicroscopic particles associated with pyrite.

Environmental Regulation

The Columbia property occurs on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

EXPLORATION PROPERTIES

Clover

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims on the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point.  Terms of the agreement include cumulative total payments to the vendor of US$305,000 over 7.5 years.  In addition, the Company agreed to retain the vendor as an independent consultant to perform services on the property at a daily rate of US$400 for at least 10 days per year during the first two years.  The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$30,000 on each anniversary until the commencement of commercial production.  The finder’s fee is capped at a maximum of US$500,000.

The Company entered into an earn-in agreement in November, 2006 with Meridian Gold Corp., a subsidiary of Yamana Gold Inc. (“Yamana Gold”).  Yamana has the right to acquire a 51% interest in the property by making cumulative cash payments of US$635,000 and cumulative exploration expenditures of US$3.3 million over a period of four years.  Yamana made a payment of US$150,000 in January 2009 toward this total. At such a time as the earn-in requirements have been completed a Yamana (51%)/the Company (49%) joint venture will be formed.  After formation of the joint venture Meridian will have the right to increase its participation interest in the joint venture from 51% to 70% by delivering a pre-feasibility study to the Company within 30 months of making the initial earn-in contribution.

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 2,000 acres.

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

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect, in a similar geologic setting to Newmont Mining’s Ken Snyder mine. Clover is situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains.  The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.  Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (0.020-0.070 parts per million (“ppm”)). Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend.

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

Yamana commenced a second round of drilling in 2008 that included 10 reverse circulation rotary drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

Yamana is planning additional drilling for the 2009 field season.

Tuscarora and Adelaide Properties

On February 15, 2008, Canyon entered into an Option Agreement with Golden Predator where Golden Predator would assume the obligation of Canyon regarding the option with Newmont on the Adelaide and Tuscarora gold exploration properties.  Canyon received an initial payment of US$0.5 million with an opportunity to receive addition payments of cash or stock of US$1.1 million over the remaining four year option period, plus retained NSR rights of up to 1.5% but not less than 0.5% and possible production payments of up to US$0.5 million.  The royalty burden on the Properties is capped at 5.5% when gold price is less than $700 per ounce and escalates to 6.5% as the price of gold increases to over US$900 per ounce.  The royalty will apply to all metals and minerals produced and sold from the Properties.

In addition, when a positive production decision has been made, Canyon may receive a production payment equivalent to US$2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than US$250,000 for each property.

Pursuant to the Golden Predator agreement, Atna received 2.1 million common shares of Golden Predator in lieu of a US$250,000 option payment due in December 2008.

On January 6, 2009 Golden Predator announced assay results on three core drill holes and two reverse circulation (“RC”) drill holes at the Adelaide Project, located in Southeastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress, which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 4.3 m of 15.42 gram per ton (“gm/t”) (14 ft of 0.45 oz/t) gold, including 1.5 m of 31.7 gm/t (5 ft of 0.93 oz/t) gold and 35 gm/t silver, from 85 m (280 ft) drill depth.

At the Adelaide Project, gold mineralization is hosted within Tertiary banded epithermal quartz-chalcedony veins and vein stockworks within the Cambrian Preble Formation phyllites. Gold grades within the veins vary widely, but bonanza-grades have been encountered in previous drilling by Newmont and the current operator Golden Predator.

The Tuscarora Mining District hosts numerous gold mineralized low-sulfidation, quartz-chalcedony-adularia veins and mineralized shear zones.  Gold bearing veins are hosted within Eocene intermediate volcanic and volcaniclastic rocks. The district has seen recent production from the Dexter Mine (1988-1991) where a small open pit gold deposit was exploited by Horizon Gold Shares.

On March 5, 2009, Golden Predator announced that shareholders approved the arrangement between the Company and Golden Predator Royalty & Development Corp. ("GPRD") at the special meeting of shareholders held March 4, 2009, that will result in the spin-out of Golden Predator Royalty & Development Corp. The Adelaide and Tuscarora properties will be operated by GPRD.

Sand Creek and Converse Uranium Joint Ventures, Wyoming

The Sand Creek uranium joint venture area of interest is located to the south and east of Douglas, Wyoming and was identified by Canyon and its former joint venture partners during an aggressive uranium exploration effort in the early 1980’s. Drilling during 1981 and 1982 in the program area by Canyon and its prior joint venture partner consisted of 88 drill holes for approximately 69,000 feet. Within the program area, uranium drill hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll front mineralized material. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from 5 to 20 feet in thickness and occasionally range up to 45-feet thick.  All of the claims are underlain by the uranium host rocks of the Chadron Formation.

In late 2005, Canyon made the decision to review its historical files and reactivate a prior project located in Wyoming.  Canyon acquired mineral rights on approximately 3,000 acres by claim staking in three separate locations within the program area, located along the southern end of the Powder River Basin in Wyoming.

Canyon entered into the Converse Uranium Joint Venture (“Converse JV”) with New Horizon Uranium Corporation (“New Horizon”) in January 2006. In August 2006, the Converse JV joined with High Plains Uranium (now part of  Uranium One Exploration USA Inc, “Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). Sand Creek JV is owned 70% by the Converse JV and 30% by Uranium One. The purpose of these joint ventures is to combine property positions over a portion of the Sand Creek JV area.  The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming.

In late 2006, a drill program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007. Three of the 16 holes intercepted significant grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet.

Effective February 2, 2009, Atna entered into an agreement with New Horizon to terminate the Converse JV.  New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. As part of this agreement, all of the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) have been transferred to Atna and Horizon Wyoming shall become a wholly owned subsidiary. Horizon Wyoming holds properties, reclamation bonds and permits related to the Sand Creek JV. In addition, New Horizon has also resigned as manager of the Sand Creek JV. Horizon Wyoming shall be the new manager.  Ownership of the Sand Creek JV is now 70% Atna, through Horizon Wyoming, and 30% Uranium One.  Atna is working with Uranium One to determine the future program for this project.

Montana Mineral Rights

Canyon owns approximately 900,000 acres of mineral rights and fee lands in western Montana.  The fee mineral rights underlie surface rights owned by other parties.  The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential.  The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within fifty miles east and west of Missoula, extending to the Idaho State line, and within sixty miles west of Kalispell in north western Montana.  The mineral rights and fee lands contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate.  During 2006, Canyon conducted an extensive review of these properties and have determined that a number of promising barite properties exist on or in near proximity to its properties. Atna is currently marketing approximately 860,000 acres of our total mineral rights package, which includes our barite properties.

Mt. Edna Prospect

The Company staked 36 lode mining claims over part of a possible porphyry related grass-roots gold-copper prospect in southeastern Humboldt County, Nevada about 10 miles southeast of the town of Golconda.

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

As part of this Golden Predator Option Agreement on Adelaide and Tuscarora, the Company entered into a simultaneous Assumption and Assignment Agreement with Golden Predator to assume its lease interest in 20 unpatented mineral claims in Humboldt County, Nevada.  These claims are adjacent to our existing Mt. Edna claims and allows for further consolidation of that property.

No work is anticipated during the 2009 field season.

Tram Prospect

The Tram prospect is located at the very western end of Yucca Mountain about 15 miles north of Canyon’s Reward Project and 6 miles east of the town of Beatty in southern Nye County, Nevada.  The Company staked 22 lode claims to cover an area of intense advanced argillic alteration, silicification and disseminated limonite after pyrite hosted in andesitic to dacitic volcanic rocks of Miocene Age.  The setting is similar to the area surrounding the Bullfrog mine some 8 miles to the west.  Two wide-spaced reconnaissance RC holes drilled on the Tram prospect in the mid-1980s intersected several 10 to 30-foot zones of 0.01 to 0.02 oz/ton gold.  The area is thought to be floored by a major north dipping detachment-style low-angle fault that served as the primary plumbing control for gold bearing hydrothermal fluids at Bullfrog.  The detachment fault has been mapped from Bullfrog to about 4 miles south of Tram where it also hosts gold mineralization mined in two small open-pits in the 1980s. Production from these pits was about 130,000 ounces of gold.

No work is anticipated for the 2009 field season.

Triple Junction/Dixie Fork

The Company owns a 100% interest in the property, subject to a 3% NSR (uncapped) and an obligation to pay the vendor 5% of any cash proceeds received by the Company, to a maximum of US$500,000, in the event that the Company transfers any part of its interest in the property to any arm’s length third party.

The Triple Junction/Dixie Fork property is located at the south end of the Carlin Trend 20 miles SW of Elko in north central Nevada, USA and consists of 31 lode claims for approximately 620 acres.  The Triple Junction property is located approximately 3 miles south east of Dixie Fork and is comprised of 36 lode claims for approximately 640 acres.  Access to both properties is by 4-wheel drive roads off secondary highways.

Dixie Fork

There is no record of exploration or mining at Dixie Fork, prior to acquisition by the Company. The Dixie Fork property is located in the Pinon Range, 12 miles SSW of Newmont’s Rain/Tess/Saddle Mine complex, in Elko County, Nevada.  The property is situated along a major, WNW-trending, Rain Fault-parallel high-angle graben fault structure.  This structure separates younger, down-dropped Upper Plate black shales in the interior of the graben from Lower Plate sandy strata of the Mississippian Chainman Formation.  Felsic dikes cut the Chainman strata near the bounding graben faults.  Mineralization is present at Dixie Fork in the form of argillically altered and pyritized wallrocks, local barite, and anomalous pathfinder element geochemistry.  The main gold target is the contact of Mississippian Webb Formation with underlying Devonian Devil’s Gate Limestone, adjacent to the graben fault structures.

Triple Junction

Westmont Gold staked claims over the Triple Junction area in the late 1980’s, and made a generalized outcrop geologic map of the region in 1988.  They first drilled 12 shallow rotary exploration holes into area targets in 1990-1991, and 8 holes in 1992.  Westmont’s drilling intercepted 50 feet containing 0.045 oz/ton gold, in hole JW-90-08.  Cameco acquired the property in the late 1990’s and drilled several holes.  No subsequent exploration is known at Triple Junction, prior to its acquisition by the Company.

The Triple Junction property is located in the Pinon Range, 14 miles SSW of the Newmonts Rain/Tess/Saddle Mine complex, in Elko County, Nevada.  Triple Junction is situated along a major, NNW trending, high-angle graben fault structure.  This structure separates younger, down-dropped conglomerates of the Lower Plate Diamond Peak Formation on the west side of the structure from uplifted, conglomerate-bearing, silty to sandy strata of the Mississippian Chainman-Diamond Peak Undivided complex to the east.  Felsic dikes/plugs and barite veins cut the Chainman strata near the bounding graben faults.  Mineralization is present at Triple Junction in the form of strong, argillically-altered wallrocks with local pyritization and barite.  Surface rock sampling returned gold assay values of 5.7ppm over a width of 6 meters.  Anomalous pathfinder element geochemistry (mercury, arsenic, and antimony) is noted in rocks and soils.  The main gold target is the contact of Mississippian Webb Formation with the underlying Devonian Devil’s Gate Limestone, adjacent to the NNW-trending control fault structure.
Mapping and geochemical sampling in 2003 further defined the stratigraphy and alteration zones.  A gravity survey delineated areas of relatively shallow basement (Devil’s Gate) stratigraphy and fault structures.  No work is planned for the 2009 season.

Atlanta

The Atlanta gold project is located in Lincoln County, Nevada. Atna has 267 unpatented federal lode claims covering possible strike and dip extensions of gold-silver mineralization centered at the Atlanta Mine. The Atlanta Mine produced approximately 147,000 ounces of gold and 3 million ounces of silver grading 0.08 oz/ton gold (2.7 g/t gold) and 1.6 oz/ton silver (55.9 g/t silver) between 1979 and 1985 via open pit methods.  Gold-silver mineralization is epithermal in nature and is hosted along the margin of the Oligocene Indian Peak caldera principally within the young volcanic rocks. Mineralization is associated with hydrothermal breccias, moderate to strong silicification, banded to massive chalcedonic veining, and pervasive argillization of the hanging wall volcaniclastics (intra-caldera fill). No work on this project is planned for the 2009 field season.

Canadian Properties

Atna holds mineral rights, and in one case patented mineral and surface rights, in six properties located in the Yukon and British Columbia.  Four of the properties are volcanogenic base metal massive sulfide targets; one property is a sedex base metal and gold property and one property is a volcanic rock-hosted gold prospect.  Two of the properties have measured historic resources (non-NI 43-101 compliant), while the remaining four properties are at various stages of exploration. Since the 1997 field season, only a minimal amount of exploration work has been conducted on the properties as the company shifted its primary interest to gold. Two properties without resources have seen a limited amount of core drilling while the other two properties remain undrilled. All of the properties have been explored to some extent in the past by means of geochemical sampling, geological mapping, and various geophysical techniques. All of the six properties have significant potential and warrant continued exploration for the discovery and development of base and precious metals.

No work program is presently contemplated for these properties and the Company is currently marketing these properties.

ROYALTY PORTFOLIO

Sale of Royalties

In September 2008, the Company sold a portfolio of royalty interests for US$20 million. The royalty package was comprised of four royalty interests; a sliding scale precious metal NSR royalty on the Wolverine Project located in the Yukon Territory, a 3 percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina. The sale of the royalties resulted in a gain of approximately $21.1 million.

CLOSURE PROPERTY

Kendall Mine

The Kendall Mining District is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads.  Atna controls approximately 1,052 acres in 70 patented claims and fee land.  The Kendall Mine was developed as an open-pit, heap-leach gold mine in September 1988. Through 1995, the Kendall Mine operation leached gold and silver from crushed ore on a year-round basis.  Mining and crushing of all remaining ore was completed in January 1995.  Leaching of the remaining gold in the heap leach pads continued through early 1998.  All economic gold has now been recovered, and the mine is currently in a reclamation and closure mode.  The Kendall Mine produced approximately 302,000 ounces of gold and approximately 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste rock dump surfaces.

Environmental Regulation & Reclamation

The Kendall Mine operated under permits issued by the DEQ and other regulatory agencies.  A life of mine permit was granted by the Montana Department of Environmental Quality (“MDEQ”) on November 1, 1989.  Canyon is negotiating details of final mine closure with the MDEQ.  The MDEQ has approved the portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, but discussions of long-term water handling and heap closure methods continue.

The Kendall Mine permit area covers approximately 1,040 acres of which approximately 455 acres are disturbed.  As of December 31, 2008, a total of 365 acres or approximately 80 percent of the disturbed mining area has been reclaimed. Contouring and placement of top soil on all disturbed areas, with the exception of the leach pad areas was substantially completed by end of 2008.  CR Kendall has approximately US$2.4 million on deposit in an interest bearing account with the MDEQ for reclamation at the Kendall Mine.

In February 2002, the MDEQ issued a decision that a comprehensive EIS is needed for completion of reclamation at Kendall. The MDEQ has never completed this EIS. In 2006, CR Kendall was given approval to commence leach pad capping operations.  A bentonite enhanced basal layer has now been placed on all leach pads.  Atna’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure.  The Kendall Mine uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations of the Company for each of the years in the three-year period ended December 31, 2008, should be read in conjunction with the financial statements of the Company included in Item 17 - Financial Statements.

The Company's financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in Note 20 to the financial statements of the Company included in Item 17 - Financial Statements.

A.	Results from Operations

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

Results of Operations – Year Ended December 31, 2008 versus Year Ended December 31, 2007

For the year ended December 31, 2008, Atna recorded net income of $20.3 million, or basic income per share of $0.26, on proceeds of $21.0 million from the sale of royalties. This compares to a net loss of $3.3 million, or a basic loss per share of $0.05, on revenues of nil for the year ended December 31, 2007. The positive variance of $23.6 million was due primarily to the following factors:
•	Positive variance of $20.9 million in gain on asset disposals due to the sale of royalties.

•
Negative variance of $2.4 million in selling, general and administrative expenses due to the consolidation of Canyon’s costs and other Canyon related operating costs partially offset by cost reductions in the Atna operations.

•	Positive variance related to new income tax benefits of $3.7 million related to available tax net operation losses carry forwards that are expected to be utilized in the future.
•	Negative variance of $1.5 million in provision for final site restoration due to an increase in expected final reclamation costs at the Kendall Mine that was acquired in the merger with Canyon.
•	Negative variance of $0.6 million in reduced property write-downs.
•	Negative variance of $0.4 million due to the accretion expense related to the Briggs and Kendall mines acquired in the Canyon Merger.
•
Positive variance of $2.4 million in other income and expense, excluding the impact of the royalty sale. The variance was due primarily to a $3.2 million positive variance in foreign exchange gains as a result of a weakening Canadian dollar on the proceeds of the royalty sale that was held in U.S. dollars partially offset by an $0.8 million negative variance from reduced gains on sale of marketable securities, write-off of marketable securities related shares held in Canadian exploration companies and reduced net interest income.

•	Positive variance of $1.3 million decrease in exploration due to forced on Briggs restart.

At December 31, 2008, Cash and short term investments totaled $20.6 million, which represented a net increase of $10.1 million during the year. The net increase was due primarily to the sale of the royalties for $21.6 million, positive effect of exchange rate changes on cash of $1.6 million, cash provided by exercise of stock options of $0.6 million offset by cash used in operating activities of $3.7 million and capital expenditures of $10.0 million.

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2008 through 2027. In addition, as a result of the Canyon Merger, in March 2008, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the US Internal Revenue Code due to the change in ownership.

Results of Operations – Year Ended December 31, 2007 versus Year Ended December 31, 2006

For the year ended December 31, 2007, Atna recorded a net loss of $3.3 million, or a basic loss per share of $0.05, on revenues of nil. This compares to a net loss of $2.6 million, or a basic loss per share of $0.04, on revenues of nil for the year ended December 31, 2006. The negative variance of $0.7 million was due primarily to the following factors:
•	Positive variance of $0.5 million in general and administrative costs.
•	Positive variance of $0.3 million in exploration costs due to reduced activities at Pinson and Jarbidge.
•	Negative variance of $1.5 million in other income and expense due primarily to reduced mark-to-market gains on marketable securities.

B.	Liquidity and Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s recent sale of its royalty portfolio provided approximately US$20 million of net proceeds, which is sufficient to re-start and operate the Briggs Mine without additional financing. Based on the current stock price, Atna does not expect the exercise of options and warrants to be a significant source of funds during 2009.

Gold production from the Briggs Mine is expected to be approximately 19,000 ounces during 2009. When the Briggs mine is operating at full production level, annual gold production is expected to range from 40,000 to 50,000 ounces per year. The estimated capital requirements during 2009 to complete the Briggs Mine and sustain operations are expected to be approximately US$11 million inclusive of capitalized lease payments. The Briggs Mine is expected to produce gold through the year 2014 based upon the current mine plan, which was determined using a gold price of US$750 per ounce. Cash cost of operation is projected to be US$470 per ounce produced with no project debt service, which is expected to generate positive cash flow in today’s gold markets.

The Company entered in to gold hedging contracts with the intent to protect the cash flow from the possibility of lower gold prices during 2009. The hedge position represents approximately 30 percent of the expected production during 2009. The floor price of the gold hedges are currently higher than our mine planning price and if the hedge reaches the 50 percent limit of production it may help support a higher mine planning price. If the Company used a higher gold price for mine planning it could increase the size and scope of the project. A larger project may require increased stripping cost to uncover additional ore that may result in increased cash cost of operations on more ounces of gold production.

In early 2009, the Company was granted a US$10 million line of credit with an equipment manufacturer to lease equipment with that manufacturer. During the first quarter of 2009, the Company leased approximately US$2.6 million of mining equipment under the line of credit.

Cash balances for the Company as of March 23, 2009 are approximately $12.0 million.  The reduction in cash since December 31, 2008 primarily reflects ongoing development and start-up costs at the Briggs Mine.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets continue to lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

Financing Transactions

In September 2008, the Company sold its portfolio of royalty interests for US$20 million. The sale of the royalties resulted in a gain and proceeds of approximately $21.1 million.

During the year ended December 31, 2008 there were 850,000 common shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

On March 18, 2008, the Company completed the Canyon Merger. Atna acquired all of Canyon’s issued and outstanding common shares, warrants, and debentures. As a result of the Canyon Merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and share capital increased by $29.6 million. Canyon is now a wholly-owned US subsidiary of Atna.

The following table summarizes common shares outstanding as of December 31, 2008:

Number of
Shares
Shares Outstanding, January 1, 2008	64,722,588
Exercise of stock options	850,000
Issuance for merger	17,114,237
Issuance for property purchase	604,308
Shares Outstanding, December 31, 2008	83,291,133

Convertible Debentures

There are $1.0 million of 6% debentures outstanding, which are denominated in US dollars. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of US$4.31 per common share for a total of 0.2 million underlying common shares.

Capital Expenditures

Capital expenditures for the year ended December 31, 2008 and 2007 totalled $10.0 million and $2.1 million, respectively. The spending in 2008 was due primarily to the capitalization of development costs at the Briggs Mine and the acquisition of the Columbia property claims. Total capital spending for 2009 is expected to be approximately US$11 million most of which is related to completion of the Briggs Mine. Additional capital spending will be required to begin developing the Reward Mine in Nevada, but that mine’s development is subject to permit and financing completion.

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2008:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)
June 1, 2009	987,360	4.69
May 25, 2011	2,435,294	2.20
Total/average	3,422,654	$2.92

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment. Additional reclamation bonds may be required to fully implement the current mine plan or to expand the mine plan at the Briggs Mine. These additional bonds may need to be funded with cash if an agreement cannot be reached with a third party surety.

In September 2007, Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. As of March 23, 2009, US$0.5 million remains to be funded to the collateral account that will be made in two equal payments in 2009 and 2010. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

C.	US GAAP Reconciliation with Canadian GAAP

In prior years, there was one significant difference between Canadian GAAP and US GAAP, which was the accounting for mineral properties. Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated.

During 2008, the Company issued options to US employees that were denominated in Canadian dollars. According to the US GAAP guidance in FASB 123R “Share-Based Payments”, those options would be classified as liabilities rather than as equity. This difference between Canadian GAAP and US GAAP is the only significant difference in 2008. The impact of that difference on the summary consolidated financial disclosures for the balance sheet, statement of operations and cash flows is as follows:

	2008	2007	2006
(a) Assets
Total assets - Canadian GAAP	$82,082,200	$13,487,700	$15,894,800
US GAAP adjustment - none	-	-	-
Total assets - US GAAP	$82,082,200	$13,487,700	$15,894,800

(b) Liabilities
Total liabilities - Canadian GAAP	$9,912,900	$1,075,500	$534,900
US GAAP adjustment - option liability	279,200	-	-
Total liabilities - US GAAP	$10,192,100	$1,075,500	$534,900

(c) Shareholders' equity
Total shareholders' equity - Canadian GAAP	$72,169,300	$12,412,200	$15,112,900
US GAAP adjustment - option liability	(279,200)	-	-
Total shareholders' equity - US GAAP	$71,890,100	$12,412,200	$15,112,900

(d) Operations
Net income (loss) - Canadian GAAP	$20,315,600	$(3,348,300)	$(2,565,800)
US GAAP adjustment - net option expense	217,400	-	-
Net income (loss) under U.S. GAAP	$20,533,000	$(3,348,300)	$(2,565,800)

(e) Earnings per share
Basic and diluted income (loss) per share - Canadian GAAP	$0.26	$(0.05)	$(0.04)
US GAAP adjustment - net option expense	$-	$-	$-
Basic and diluted income (loss) per share - US GAAP	$0.26	$(0.05)	$(0.04)

(f) Cash flows from operating activities
Operating activities - Canadian GAAP	$(3,906,500)	$(1,647,600)	$(4,705,800)
US GAAP adjustment - net option expense	-	-	-
Operating activities - US GAAP	$(3,906,500)	$(1,647,600)	$(4,705,800)

(g) Cash flows from investing activities
Investing activities - Canadian GAAP	$18,667,700	$1,346,000	$(2,700,500)
US GAAP adjustment - none	-	-	-
Investing activities - US GAAP	$18,667,700	$1,346,000	$(2,700,500)

(h) Cash flows from financing activities
Financing activities - Canadian GAAP	$501,400	$283,600	$739,700
US GAAP adjustment - none	-	-	-
Financing activities - US GAAP	$501,400	$283,600	$739,700

Pro forma disclosure: The following are pro forma disclosures related to the results of operations for the years ended December 31, 2008 and 2007 as if the Canyon Merger had been completed at the beginning of the period:

	2008	2007
(a) Revenues
Total revenues	$156,800	$-
Pro forma adjustments - Canyon Merger	-	266,700
Total revenues - pro forma	$156,800	$266,700

(b) Net income (loss)
Net income (loss)	$20,315,600	$(3,348,300)
Pro forma adjustments - Canyon Merger	(1,466,700)	(6,990,700)
Net income (loss) - pro forma	$18,848,900	$(10,339,000)

(c) Earnings per share
Basic and diluted income (loss) per share	$0.26	$(0.05)
Pro forma adjustments - Canyon Merger	(0.02)	(0.09)
Basic and diluted income (loss) per share - pro forma	$0.24	$(0.14)

D.	Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

E.	Trend Information

During 2008, the Company’s changed its main activity from the exploration of its mineral properties to the development of its minerals properties. Although the Company had no gold production during 2008, the Company sold its remaining interest in the Wolverine property for US$20 million and these types of asset sales are in the normal course of business for the Company. The Company’s financial success will be dependent upon its ability to successfully bring the Briggs Mine into production at a profit during 2009. Additional developments beyond the Briggs Mine may take years to complete and the amount of resulting income, if any, is difficult to determine with certainty. The market value of current assets and future discoveries of mineralized material is largely dependent upon factors beyond the Company’s control such as metal prices, availability of financing and many other factors.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel will be a significant operating and reclamation expense. The Company expects continued high fuel costs, increased hiring costs, and the cost of retaining qualified mining personnel to have an impact on continuing operations in the future.

F.           Off-Balance Sheet Arrangements

As of December 31, 2008 there were no derivatives outstanding. As of March 23, 2009 the Company has the following gold derivatives outstanding (in USD):

		Expiry Date
Hedging Contract	Strike Price	2009	2010	Total	Fair Value
Owned Put Options	$800	3,000	-	3,000	$134,000

Sold Call Options	$1,300	3,000	-	3,000	$(84,000)

Forward Gold Sales	$955	3,000	-	3,000	$3,000

					$53,000

The Company has entered in to a zero cost gold collar and gold forward sales contracts in early 2009 that all expire in 2009. The purpose of these hedge positions is to protect the cash flows from gold sales during the second half of 2009. The put and call option contracts are European style options that are settled net at the expiry date. The options have expiry dates from July to December at the rate of 500 ounces per month during 2009. The forward gold sales have a fixed delivery price of US$955 per ounce and expire at a rate of 1,000 ounces per month during the fourth quarter of 2009. All derivative contracts have counterparty risk and all of the gold derivatives have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the zero cost collar hedging contracts, Atna will pay the counterparty on a contract expiry date if the gold price is above the sold call option strike price of US$1,300 per ounce. The counterparty will pay the Company on a contract expiry date if the gold price is below the owned put option strike price of US$800 per ounce. If the gold price on the contract expiry date falls between US$800 and US$1,300 per ounce there are no settlement payments required by either party. Under the terms of the forward gold sale hedging contracts, Atna will pay the counterparty if the gold price is above the forward price of US$955 per ounce and the counterparty will pay the Company if the gold price is below US$955 per ounce.

The fair market value was estimated based on the gold price per once from the London PM Fix on March 20, 2009 of US$954. The net fair value of the hedge position will be positive to the Company when gold prices fall and be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Beginning in the first quarter of 2009, the Company will recognize fair value these derivative positions.

G.           Tabular Disclosure of Contractual Obligations

The Company’s material contractual obligations are as follows:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	3-5 years	5-years
Long term debt obligations	1,004,900	$-	$1,004,900	$-	$-
Capital lease obligations	56,500	56,500	-	-	-
Operating lease obligations	202,900	130,400	72,500	-	-
Asset retirement obligations	5,992,100	753,200	4,753,600	66,200	419,100
Total	$7,256,400	$940,100	$5,831,000	$66,200	$419,100

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The members of the board of directors and officers of the Company as at March 31, 2009, are as follows:

Name and Position in the Registrant	Other Principal Directorships	Principal Business Activities Outside the Company
David H. Watkins Executive Chairman, and Director	Maudore Minerals Ltd.; Golden Goose Resources Ltd.; EURO Resources S.A.; Commander Resources Ltd.; Canplats Resources Corp.; Golden Minerals Company	None
James K.B. Hesketh President, Chief Executive Officer and Director	None	None
William J. Coulter(1, 2) Director	Commander Resources Ltd.; Galore Resources Inc.	Independent Investor
Glen D. Dickson(1 ,2) Director	Gold-Ore Resources Ltd.; Red Dragon Resources Ltd.	Chairman and CEO of Gold-Ore Resources Ltd.
David K. Fagin(1, 2) Director	Pacific Rim Mining Ltd.; Golden Star Resources Ltd.	Consultant
Ronald D. Parker(1, 2) Director	None	Chief Executive Officer of Gammill Inc.
William R. Stanley Vice President – Exploration	None	None
David P. Suleski Vice-President and Chief Financial Officer	None	None

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

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company, are as follows:

David Watkins was appointed Executive Chairman in January 2009. Mr. Watkins has over 40 years experience in exploration, development, and mining operations.  During the early part of his career, he served as exploration geologist for Newmont and Noranda.  He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper.

Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining Atna in 1999. Mr. Watkins served as President and CEO of Atna from 1999 to 2008. He graduated with a M.Sc. degree in Geology from Carleton University in Ottawa, and a B.A. in Geology from Queen's University at Kingston.

James Hesketh became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. Prior to Mr. Hesketh's current role, he was President and CEO of Canyon and served as a Director of Atna.

Glen D. Dickson has been a Director of the Company since 2002.  Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd from 1993 through 2002.  Mr. Dickson is currently the Chief Executive Officer of Gold-Ore Resources Ltd.

Ronald D. Parker was appointed a director of the Company on March 18, 2008. Mr. Parker was a former Director of Canyon. He joins Atna's board through the Canyon Merger. Mr. Parker currently serves as President and CEO of Gammill Inc, a manufacturing company. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

William J. Coulter has been a Director of the Company since 1984.  Mr. Coulter has over 40 years experience in the mineral resource sector. He has served as founding Director and has held management positions with numerous junior mining exploration and hydrocarbon companies, and has extensive experience in financing, mergers and acquisitions.

David K. Fagin was appointed a Director of the Company on March 18, 2008. Mr. Fagin was former Director of Canyon.  From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. He is currently Director of Pacific Rim Mining Ltd. and Golden Star Resources Ltd., both publicly held mining companies.

William R. Stanley was appointed Vice President of Exploration in 2004.  Mr. Stanley has over 30 years experience as a mineral exploration geologist.  While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand.  Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, a Master of Business Administration from Arizona State University.

Mr. Stanley held increasing levels of responsibility with Homestake Mining Company from 1979 through 1993 and was responsible for several gold deposit discoveries, two of which were commercially viable and placed into production by Homestake.  From 1993 through 2000, he was employed by Cyprus Amax Minerals Company as its US Exploration Manager where he was responsible for exploration in the Great Basin, Alaska, and Mexico.  Prior  to joining Atna in 2004, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms.

David P. Suleski was appointed Vice President, Chief Financial Officer and Corporate Secretary of the Company on March 18, 2008.  Prior to that Mr. Suleski served as Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of Canyon since 2006.  Mr. Suleski is currently responsible for the Company’s internal and external financial reporting, risk management, treasury, Corporate Secretary, human resources functions for the Company.  Mr. Suleski has held various controller, assistant controller and treasurer positions with Golden Star Resources, Apex Silver Mines and Cyprus Amax.  Other related business experience includes NM Rothschild & Sons and PricewaterhouseCoopers.

(B)	Compensation

Name and principal position (a)	Year (b)	Salary ($) (c)	Option-based awards ($) (3) (e)	Non-equity incentive plan compensation Annual incentive plans ($) (3) (f1)	Total compensation ($) (i)
William J. Coulter	2008	11,312	91,350 (4)	nil	102,662
Glen D. Dickson	2008	11,924	91,350 (4)	nil	103,274
David K. Fagin	2008	13,396	29,850	nil	43,246
Ronald D. Parker	2008	10,853	29,850	nil	40,703
David H. Watkins – Chief Executive Officer	2008	183,904	279,600	42,268	505,772
David P. Suleski – Vice President, Chief Financial Officer (1)	2008	149,240	39,800	6,727	195,767
G. Ross McDonald - Chief Financial Officer (1)	2008	24,570	-	3,900	28,470
James K. B. Hesketh – President, Chief Operating Officer (2)	2008	239,850	204,600	9,173	453,623
William R. Stanley – Vice President, Exploration	2008	140,243	214,800	25,728	380,771

(1)	G. Ross McDonald resigned as Chief Financial Officer of the Company on March 18, 2008. David P. Suleski was appointed as Chief Financial Officer on March 18, 2008.
(2)
James K. B. Hesketh served on the Atna Board of Directors prior to the Canyon Merger and was granted 125,000 options as a director of the Company. The fair value of those options was included in column (e) at a fair value of $0.492 per option for a total of $61,500.

(3)
Dollar amounts provided for option-based awards reflect fair value on the date of grant and dollar amounts for annual incentive plans, both are determined with reference to Compensation Discussion and Analysis below.

(4)
Mr. Coulter and Mr. Dickson each received two option grants during 2008 one in January and one in December due to a change in the timing of the annual director grants. In the past, director grants were granted in January. In 2008 annual director grants were granted in December and in the future we expect that the annual director grants will be granted in December.

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the positions held as of the fiscal year ended December 31, 2008:

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

C.           Board Practices

Election of Directors

Directors of the Company are elected at the annual general meeting to hold office until the next general meeting or until that person ceases to be a Director before then. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

The following sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each, their principal occupations, the period of time for which each has been a Director of the Company, other reporting issuer directorships held and the number of voting common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Office Held with the Company, and Province and Country of Residence	Present Principal Occupation(1)	Director Since	Voting Securities Beneficially Owned(2)
Nominees for Election whose terms of office, if elected, will expire at the Annual General Meeting in 2010
William J. Coulter(3,4) British Columbia, Canada	Independent Investor; Binjas Holdings Ltd. and The Jay Willy Trading Co. Ltd.	June 1984	190,000 (5)
James K.B. Hesketh President and Chief Executive Officer Colorado, United States	President & Chief Executive Officer of the Company; former President and Chief Executive Officer, Canyon	September 2001	137,400
David K. Fagin(3,4,6) Colorado, United States	Consultant; Director of Pacific Rim Mining Ltd. and Golden Star Resources Ltd.	March 2008	31,754
Ronald D. Parker(3,4,6) Missouri, United States	Chief Executive Officer of Gammill Inc.	March 2008	20,426
Glen D. Dickson, (3,4) British Columbia, Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd.	December 2002	25,000
Directors whose terms of office will expire at the Annual General Meeting in 2010
David H. Watkins (7) Executive Chairman British Columbia, Canada	Geologist; Executive Chairman of the Company	March 2000	1,274,880
____________

(1)	Unless otherwise stated above, each of the above named directors has held the principal occupation or employment indicated for at least five years.
(2)
In aggregate, the Director and officers of the Company owns directly, indirectly or beneficially, or exercise control or direction over, a total of 1,994,109 voting common shares of the Company. This figure represents approximately 2.4% of the total number of issued and outstanding common shares of the Company as at March 31, 2009.  These figures, not being within the knowledge of the Company, have been furnished by each of the respective Directors and officers. This column shows the common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of March 31, 2009.

(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	35,000 of these shares are registered in the name of Binjas Holdings Ltd. a nonreporting company, controlled by William J. Coulter.
(6)	Appointed as a director of the Company on March 18, 2008 subsequent to the closing of the Canyon Merger.
(7)
Although the articles of the Company now provide for the election of directors for a one-year term expiring at the following annual general meeting, prior to the articles being amended Mr. Watkins was elected to a three year term as director of which he has served two years of the term.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year, as a result of the Canyon Merger during 2008, the Company entered into employment and change of control agreements on March 18, 2008 (the “Employment Agreements”) with each of James K. B. Hesketh and David P. Suleski.

Upon completion of the Canyon Merger, Mr. James Hesketh, the President, CEO and a director of Canyon, became Atna’s President and Chief Operating Officer and entered into an employment and change of control agreement with Atna. Upon completion of the Canyon Merger, Mr. David Suleski, Chief Financial Officer, Vice President, Treasurer and Corporate Secretary of Canyon, became Atna’s Vice President and Chief Financial Officer and also entered into an employment and change of control agreement with Atna.

The following summary of the Employment Agreements of Mr. Hesketh and Mr. Suleski is qualified in its entirety by reference to the form of Employment Agreement as filed on Form F4/A with EDGAR. The Employment Agreement will terminate two years after the closing of the Canyon Merger, unless terminated sooner pursuant to terms of the agreement, and may be renewed for periods of one year at a time thereafter. If Atna terminates the employment of the employee without cause, or the employee terminates employment for good reason (as defined in the agreement), then the employee will be entitled to: (i) accrued compensation, (ii) a severance payment equal to the sum of two times the employee’s annual salary plus two times the employee’s average annual bonus received during the preceding two completed calendar years, in the case of Mr. Hesketh, and a severance payment equal to the sum of 1.5 times the employee’s annual salary plus 1.5 times the employee’s average annual bonus received during the preceding two completed calendar years, in the case of Mr. Suleski, (iii) vesting of all equity awards that vest based on time, (iv) possible performance-based equity and long-term incentive awards, (v) all other allowable rights under any compensatory or benefit plan, and (vi) continuation of health insurance coverage for a period of one year for the employee and the employee’s spouse and dependent children at Atna’s expense upon timely COBRA election (collectively, “Severance Compensation”). If Atna makes a material reduction in the employee’s annual salary, the employee may terminate their employment with Atna for good cause and receive the same compensation listed above for termination of employment without cause.

The Employment Agreement contains a covenant not to compete with the company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from Atna (unless that employee served as an executive assistant to the employee in question). The covenant not to compete also prohibits the employee from inducing any customers of Atna to curtail or cancel their business with Atna, inducing any Atna employee to terminate their employment with Atna, or assisting any third party in soliciting any employee of Atna.

If there is a Change of Control (as defined in the Employment Agreement and including transactions such as certain mergers or a sale of all or substantially all of Atna’s assets), Atna will make a lump sum cash payment to the employee equal to the sum of two times the employee’s annual salary and average annual bonus, in the case of Mr. Hesketh, and 1.5 times the employee’s annual salary and average annual bonus, in the case of Mr. Suleski, both as calculated using the immediately preceding calendar years. If the employee receives compensation pursuant to a Change in Control, the employee will not be entitled to receive Severance Compensation (other than any accrued compensation) unless at least one year elapsed between the time that the employee received compensation pursuant to the Change in Control and the time that Atna terminates the employment of the employee without cause or the employee terminates employment for good reason. Atna is also obligated to pay a tax gross-up payment to cover certain taxes which may be incurred in connection with a change of control.

The Company entered into change in control agreements on January 11, 2007 (the “Control Agreements”) with each of David H. Watkins and William R. Stanley.  For the purposes of the Control Agreements, a “change of control” is deemed to have occurred in the following circumstances:

•
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

•	The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than a subsidiary of the Company; or

•
An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35% of all of the outstanding voting securities of the company resulting from the business combination.

Pursuant to the terms of the Control Agreements, upon the occurrence of both a change in control and the termination of employment within 12 months following the change in control, other than for cause, or resignation from employment from the Company for good reason (as defined in the Control Agreements), the terminated or resigning party will be entitled to a termination payment that will include a payment of: (i) two times the annual base salary; (ii) two times the annual bonus; and (iii) all vacation pay due and any unpaid bonus’ as at the last day of employment. Mr. Watkins is also entitled to two times the annual cost to the Company of all benefits received as at the last day of employment, or the Company may, at its option, continue such coverage for a 24-month period.

Salary payments related to the above agreements are based on the current salary at the time of the event. The bonus payment is based on the any payment received from the previous year. The option-based payment is based on the fair value of options received in the previous year. Assuming that an event triggered a contractual payment during 2009 the following estimated payments would be required:

Name	Employment Contract Payment ($)
David W. Watkins	542,000
James K.B. Hesketh	1,063,000
David P. Suleski	409,000
William R. Stanley	531,000

Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee.  These committees are comprised entirely of independent non-related directors. The Board has adopted a charter with respect to its Audit and Compensation Committees and a Code of Ethics for Officers, as more fully set forth below:

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

D.           Employees

As of December 31, 2008, the Company had approximately 41 full-time and part-time employees. The following table provides information on the activity and geographical location of the Company’s employees and contractors:

Activity	Geographical Location	Number of Employees	Average Number of Contractors
Corporate headquarters	Colorado USA	8	2
Executive office	Vancouver Canada	1	-
Briggs Mine	California USA	28	2
Kendall Reclamation Site	Montana USA	4	-

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options to purchase common shares of the Company held by such persons at March 31, 2009:

Name	# of Common Shares Held	Number of Stock Options	Exercise Price $	Expiry Date
David H. Watkins	1,274,880	183,000 200,000 400,000 (1)	1.36 1.36 0.45	Jan 11/2010 Jan 24/2011 Dec 17/2013
William J. Coulter	200,000	91,500 125,000 150,000 (1)	1.36 1.36 0.45	Jan 11/2010 Jan 24/2011 Dec 17/2013
Glen D. Dickson	25,000	91,500 125,000 150,000 (1)	1.36 1.36 0.45	Jan 11/2010 Jan 24/2011 Dec 17/2013
David K. Fagin	31,754	64,000 (2) 150,000 (1)	1.32 0.45	Mar 18/2012 Dec 17/2013
Ronald D. Parker	20,426	64,000 (2) 150,000 (1)	1.32 0.45	Mar 18/2012 Dec 17/2013
James K.B. Hesketh	137,400	91,500 125,000 196,800 400,000 (1)	1.36 1.36 1.32 0.45	Jan 11/2010 Jan 24/2011 Mar 18/2012 Dec 17/2013
William R. Stanley	285,000	152,500 175,000 200,000	1.36 1.36 0.45	Jan 11/2010 Jan 24/2011 Dec 17/2013
David P. Suleski (3)	54,649	118,400 (2) 200,000 (1)	1.32 0.45	Mar 18/2012 Dec 17/2013
G. Ross McDonald (3)	30,000	-	-	-
(1)	This option grant is 50 percent vested as of March 31, 2009. The unvested options vest 50 percent on each anniversary date over the next two years.
(2)	These options were granted at the merger date to replace outstanding Canyon options.
(3)	G. Ross McDonald resigned as Chief Financial Officer of the Company on March 18, 2008. David P. Suleski was appointed as Chief Financial Officer on March 18, 2008.

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

Maximum Shares Available

The maximum number of common shares of Atna that may be issuable under the 2007 Plan is a number equal to 10% of the number of issued and outstanding common shares of Atna on a non-diluted basis at any time. As of March 31, 2009 the maximum number of options underlying common shares was 8,329,113.

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

Share Appreciation Rights

The 2007 Plan introduces the concept of share appreciation rights.  Under the share appreciation rights, optionees have the right to receive a certain number of common shares calculated pursuant to the difference between the fair value of a common share and the option exercise price upon exercise or, subject to the consent of Atna, cash payment calculated pursuant to section 4.11(b) of the 2007 Plan in lieu of purchasing common shares of Atna upon the exercise of the option.  The cash settlement alternative, with the consent of the Company, may provide optionees with an alternative means to exercise their options and provides Atna with a means of reducing the dilution normally associated with option exercises.

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

Refer to the discussion of quantitative and qualitative disclosures of market risk in Item 11.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the Directors and senior officers of the Company, and based upon the Company’s review of the records maintained by Computershare Trust Company of Canada, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at March 31, 2009, only the following shareholder beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the common shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Anglo Pacific Group plc London, England	13,719,500	16.5%

The above-named shareholder did not possess voting rights different from those of other Company shareholders.

Tabled below is the distribution of the registered shareholders of the Company at December 31, 2008, as provided by the Company’s transfer agent:
Country	Total Holders	%	Total Holdings	%
Canada	37	13	62,921,015	76
USA	230	85	20,119,205	24
Other Countries	5	2	250,913	0

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

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

Ehrhardt Keefe Steiner & Hottman PC, auditors of the Company, has advised the Company that it is independent within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of applicable securities laws of Canada.

Neither the aforementioned person, nor any director, officer, employee nor partner, as applicable, of the aforementioned company or partnership is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information Financial Statements

Attached hereto as Exhibit 15.1 (i) to (vi) are the audited financial statements of the Company for the fiscal years ended December 31, 2007 and 2006.  The financial statements are accompanied by auditors' reports and related notes.  See “Item 17. Financial Statements”.

Legal Proceedings

Not applicable.

Dividend Distributions

The Company is permitted to pay dividends under its governing documents.  The Company has no current plans to pay any dividends.

B.	Significant Changes

Changes in Accounting Policies

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. The effect of this change on the restated consolidated balance sheet as of December 31, 2007 and 2006, is to decrease mineral properties and increase accumulated deficit by $16.0 million and $17.9 million, respectively. The effect of this change on the restated consolidated statements of operations for the year ended December 31, 2007 and 2006, is to (decrease) increase net loss by ($1.9) million and $1.8 million, respectively; and the restated net loss per share (decreased) increased by ($.02) and $0.03,respectively.

Recent Accounting Pronouncements

The following describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 1602 – Non-Controlling Interests – In January 2009, the CICA issued Section 1602, which, together with new Section 1601, replaces Section 1600 and establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Consolidated Financial Statements, Section 1601.  The company presently has no reporting entities that contain minority interest ownership.

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged.  The Company does not believe this new standard will have an effect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

The Financial Accounting Standards Board (“FASB”) has issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  Statement 162 is effective November 15, 2008 and is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.

In February 2007, FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS 159”). This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted SFAS No. 159 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements”(SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under SFAS  157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to US GAAP beginning on January 1, 2010.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to US GAAP beginning on January 1, 2010.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to SFAS 162.

In June 2008, the FASB ratified EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the fist fiscal year beginning after December 15, 2008, including interim periods within those fiscal years.  The Company will adopt EITF 07-5 on January 1, 2009 and expects a significant impact on its US GAAP reconciliation.

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 “Fair Value Measurements”. FAS FSP 157-3 is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to FSP FAS 157-3.

ITEM 9.     THE OFFERING AND LISTING

A.	Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock on the Toronto Stock Exchange are set forth below.

For the five most recent full financial years: the annual high and low market prices:

	High - $	Low - $

2004	0.95	0.29
2005	2.29	0.57
2006	2.41	0.95
2007	1.93	1.29
2008	1.75	0.31

For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

	High - $	Low - $

Fiscal 2007
First Quarter, ended 03/31/07	1.71	1.29
Second Quarter, ended 06/30/07	1.65	1.31
Third Quarter, ended 09/30/07	1.93	1.34
Fourth Quarter, ended 12/31/07	1.91	1.40

Fiscal 2008
First Quarter, ended 03/31/08	1.75	1.24
Second Quarter, ended 06/30/08	1.19	0.71
Third Quarter, ended 09/30/08	0.73	0.43
Fourth Quarter, ended 12/31/08	0.59	0.31

Fiscal 2009
Period ended 03/19/09	0.84	0.51

For the most recent 6 months: the high and low market prices and the average daily trading volumes for each month:

	High - $	Low - $	Average Volume
March 1-19, 2009	0.70	0.57	70,649
February-09	0.80	0.64	139,879
January-09	0.84	0.51	74,829
December-08	0.59	0.32	127,262
November-08	0.42	0.32	117,475
October-08	0.47	0.31	174,432
September-08	0.65	0.43	134,648

B.           Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

The Company’s common shares have been listed and traded in Canada on the Toronto Stock Exchange under the symbol “ATN” since March 14, 1996.  In addition, the Company’s common shares were listed and traded on the Vancouver Stock Exchange on September 12, 1986, however, at the request of the Company, due to relatively low trading volumes, they were de-listed from trading on the Vancouver Stock Exchange on January 31, 1997.

D.	Selling Shareholders

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

E.	Dilution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

F.	Expenses of the Issue

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The table presented below reports on the current authorized capital of the Company.

Designation of Security	Authorized	Outstanding as at Dec. 31, 2008	Outstanding as at March 31, 2009
Common Shares without par value	Unlimited	83,291,133 shares	83,291,133 shares
Preferred Shares without par value	Unlimited	Nil	Nil

As at March 31, 2009, the Company had outstanding stock options to purchase a total of 4,564,640 common shares, exercisable at prices ranging from $0.45 to $1.36 per share prior to December 17, 2013.

The following table sets out a history of the Company's share capital for the three most recently completed fiscal years to the date of this document:

	2008		2007		2006
	Number of Shares	Amount $	Number of Shares	Amount $	Number of Shares	Amount $
Opening balance	64,722,600	61,217,300	64,176,800	60,839,300	55,429,000	51,286,100
Issued for:
Private placement	-	-	-	-	7,450,000	8,730,600
Warrants	-	-	-	-	502,800	362,800
Exercise of stock options	850,000	766,900	545,800	378,000	795,000	459,800
Canyon Merger	17,114,200	29,612,900	-	-	-	-
Property purchase	604,300	496,700	-	-	-	-
Closing balance	83,291,100	92,093,800	64,722,600	61,217,300	64,176,800	60,839,300

B.	Memorandum and Articles of Association

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

The Company and Canyon executed an Agreement and Plan of Merger date November 16, 2007, whereby Atna would acquire all of the issued and outstanding shares of common stock of Canyon at an exchange ratio of 0.32 shares of Atna for each share of Canyon.

2008

The Company entered into an Option Agreement dated February 15, 2008, whereby Golden Predator Mines US Inc. shall assume Canyon’s interest in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada.

The Company entered into a Employment Agreements dated March 18, 2008 with James K.B. Hesketh and David P. Suleski  as detailed in Item 6 C. under the heading “Termination of Employment, Change in Responsibilities and Employment Contracts”.

The Company entered into a Patented Mining Claims Purchase and Exchange Agreement dated May 30, 2008 with various sellers of patented mining claims for the Columbia gold property in Montana. Details were disclosed in the June 16, 2008 Company press release that was filed on SEDAR and EDGAR.

The Company entered a Royalty Purchase and Sale Agreement dated September 3, 2008 to sell its portfolio of royalty interests for US$20 million to International Royalty Corporation. The royalty package comprises four royalty interests, including a sliding scale precious metal net smelter return royalty on the Wolverine Project located in the Yukon Territory; a 3 percent NSR royalty on portions of the McDonald gold property in Montana and royalty interests on properties in the Dominican Republic and Argentina. Details were disclosed in the September 4, 2008 Company press release that was filed on SEDAR and EDGAR.

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

As discussed below, the Company reasonably believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2007 but not for the tax year ended December 31, 2008.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

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

The Company reasonably believes that it was a “passive foreign investment company” for the taxable year ended December 31, 2007 but not for the tax year ended December 31, 2008.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).
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

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.	Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.	Documents on Display

Documents referred to in this Annual Report may be inspected at the head office of the Company at Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401 or the Company's Canadian legal counsel located at 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3 during normal business hours.

The Company is subject to the information requirements of the Exchange Act and, to the extent required of Canadian companies, will file periodic reports and other information with the Commission.  All such reports and information may be ready and copied at the public reference facilities listed below.  The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative Information about Market Risk

The Company has quantified the market risk of the gold derivatives in Item 5 E. Under the heading “off-balance sheet obligations”.

Qualitative Information about Market Risk

The Company entered into gold zero cost collars and forward price contracts in order to protect the future operating cash flows of its Briggs Mine. All of these contracts expire during 2009 and represent approximately 30 percent of the expected gold production during 2009. The Company may also enter into consumable off-take agreements that may protect against the increasing cost of consumables like diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production. If gold production levels fall short of its hedge obligations when the hedge contract has a negative fair value, it may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although the hedging programs are designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during period of increased gold prices or could increase diesel costs during periods of low diesel prices.

The Company may have y market risk, related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations. The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange fluctuations in the United States where the Company is conducting exploration, development and mining activities.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations.  During 2008 the Company exchanged its Canadian dollars for US dollars in order to fund its foreign operations. The US dollar holdings form a natural hedge against US dollar based spending, which represented most of the spending for 2008. Because the Company holds most of its cash in US dollars and the reporting currency is Canadian dollars, the Company may be  subject to material foreign exchange fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company had a Shareholder Rights Plan (the “Rights Plan”), which was last confirmed by the shareholders at the Annual and Extraordinary General Meeting held on June 8, 2001 and at the Annual and Extraordinary General Meeting held on April 14, 2005. Management request that the Rights Plan be confirmed at the Annual and Extraordinary General Meeting held on May 8, 2008 and therefore the Company does not have a valid Rights Plan.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.  The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) on December 31, 2008, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective.

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

Changes in internal control over financial reporting.  There were no changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee.  Mr. David Fagin has been determined to be such audit committee financial expert and is independent as defined in National Instrument 58-101, meaning that, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgement, and is not otherwise deemed not to be independent.  The SEC has indicated that the designation of an audit committee financial expert does not make Mr. Fagin an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

B.	Code of Ethics

The Company has adopted the following code of ethics that applies to all the Company’s Officers, including the Chief Executive Officer and the Chief Financial Officer.  The Code of Ethics has been posted to the Company’s website at http://www.atna.com/i/pdf/CodeEthics.pdf.

It is the policy of the Company that all officers, including the Chief Executive Officer and the Chief Financial Officer, adhere to and advocates the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

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

Audit Fees

For the years ended December 31, 2008 and 2007, fees payable to the Company’s external auditors are shown below. Ehrhardt Keefe Steiner & Hottman PC  was appointed as the auditors of the Company by the Board of Directors on March 31, 2008 and this appointment was approved by the shareholders at the Annual General Meeting held May 8, 2008. De Visser Gray, Chartered Accountants, of Vancouver, British Columbia was the Company’s auditors for the year ended December 31, 2007 and in previous years.

	December 31, 2008 ($)	December 31, 2007 ($)
Audit and related fees Tax fees All other	111,700 24,600 109,300	35,000 2,500 -

(1)	Audit fees paid during 2008. Audit fees estimated and accrued for 2007.
(2)	All other fees contain fees billed related to services performed in connection with the Canyon Merger.

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures.  All services rendered by Ehrhardt Keefe Steiner & Hottman PC during 2008 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

D.	Exemption from the Listing Standards for Audit Committees

Disclosure not required.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not repurchase any of its shares in the fiscal year ended December 31, 2008.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  There are material differences between US and Canadian GAAP.  A reconciliation of the financial statements to US GAAP is set forth in Note 20 to the financial statements and in Item 5.B, titled “Liquidity and Capital Resources”.  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A, titled “Selected Financial Data”.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Exhibit 15.1		Consolidated Audited Financial Statements	(1)
	(i)	Report of Independent Registered Public Accounting Firm dated March 31, 2009.	(1)
		Report of Independent Auditors dated March 31, 2009.
	(ii)	Consolidated Balance Sheets as at December 31, 2008 and 2007.	(1)
	(iii)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, 2007 and 2006.	(1)
	(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.	(1)
	(v)	Notes to Consolidated Financial Statements	(1)
	(vi)
Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.
			N/A
Exhibit 15.2		Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the years ended December 31, 2008 and 2007.	(1)
Exhibit 12.1		Section 302 Certifications by the Chief Executive Officer and Chief Financial Officer as required by rule 13a-14(a) or Rule 15d-14(a).	(1)
Exhibit 13.1		Section 906 Certifications by the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.	(1)
Exhibit 14.1		Consent of Independent Registered Public Accounting Firm	(1)
		Consent of Independent Auditors
Exhibit 99.0
BC Business Corporations Act - Articles of Incorporation (filed as Exhibit 99.0 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 0-29336), and incorporated herein by reference)

(1)	Attached hereto

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorised.

ATNA RESOURCES LTD.

/s/ “James K.B. Hesketh”

James K.B. Hesketh
President and Chief Executive Officer

March 31, 2009