Form 20-F
period 2009-12-31
ATNA RESOURCES LTD
filed 2010-03-26
CIK 1041548

UNITED STATES SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

Title of Each Class	Issued and Outstanding as at December 31, 2009

Common Shares without par value	83,291,133
Preferred Shares without par value	Nil

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
☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
☐ Large accelerated filer    ☐ Accelerated filer     ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP  ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒ Other

Indicate by check mark which financial statement item the registrant has elected to follow:
☒ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934):
☐ Yes     ☒ No

TABLE OF CONTENTS

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

In particular, this document contains forward-looking statements pertaining to the following:

•	any projections of earnings, revenues, synergies, cost savings or other financial items;
•	any statements of the plans, strategies and objectives of management for future operations, including the development of the Reward Mine and production and operating costs at the Briggs Mine;
•	any statements regarding future economic conditions or performance;
•	any statements of belief; and
•	any assumptions regarding the foregoing.

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

Doré:  Unrefined gold and silver bullion consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

Feasibility Study:  An engineering study designed to define the technical, economic, and legal viability of a mining project with a high degree of reliability.

Grade:  The metal content of ore, usually expressed in troy ounces per ton or grams per tonne. In this report we consistently use ounces per ton to describe our grades of reserves or mineralized material. (See “Ounces per Ton” or “Grams per Tonne”  below).

Grams per Tonne (“g/t”): Metric units used to describe the grade of ore, reserve or resource. It represents the portion of an ounce estimated to be contained in a metric ton of rock.

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

Ounces per Ton (“oz/ton”):  English units used to describe the grade of ore, reserve or resource. It represents the portion of an ounce estimated to be contained in a ton of rock.

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

MINERAL RESERVE AND RESOURCE DISCLOSURE

Mineral Reserves and Mineral Resources are defined under National Instrument 43-101 as follows.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve: A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve: A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource: A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource: An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource: An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

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

The following table summarizes certain consolidated financial information, which includes the accounts of the Company and its wholly owned subsidiary Canyon, incorporated in the State of Delaware, USA. The audited financial statements have been prepared in accordance with Generally Accepted Accounting Practices (‘GAAP’) in Canada and conform in all material respects with accounting principles generally accepted in the US except as indicated in Item 5 B. US GAAP Reconciliation with Canadian GAAP. The following information should be read in conjunction with these financial statements and notes thereto, included in Item 17 of this report.  Monetary data not labeled herein is stated in United States dollars (“US$” or “USD”), except for certain disclosures that are reported in Canadian dollars (“CAD” or “C$”).  See Exchange Rates Data in this section.

Year ended	2009	2008	2007	2006	2005
Total revenues	$8,689,200	$155,100	Nil	Nil	Nil
Net income (loss)	$(5,960,100)	$15,805,000	$(3,116,400)	$(2,261,400)	$(10,498,800)
Basic and diluted income (loss) per share	$(0.07)	$0.20	$(0.05)	$(0.04)	$(0.23)
Working capital	$11,652,200	$14,884,300	$10,765,000	$11,940,500	$12,863,100
Total assets	$79,857,300	$67,411,600	$13,558,400	$13,627,200	$14,659,900
Total liabilites	$25,819,900	$8,137,000	$1,095,100	$670,400	$1,480,500
Total shareholders' equity	$54,037,400	$59,274,600	$12,463,300	$12,956,800	$13,179,400
Number of shares issued and outstanding	83,291,133	83,291,133	64,722,588	64,176,838	55,429,067

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in United States Dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

As of December 31, 2009 and March 19, 2010, the noon rate as quoted by Bank of Canada was CAD$0.956 and CAD$0.985 equals US $1.00, respectively.

The following table sets out the USD to CAD high and low exchange rates for each month during the previous six months.

	High for Period	Low for Period

February-2010	.960	.932
January-2010	.976	.938
December-2009	.961	.933
November-2009	.956	.928
October-2009	.972	.922
September-2009	.942	.904

The following table sets forth the average exchanges rates for the past five years, expressed as US dollars per CAD dollars.

Year	Average
2009	.876
2008	.938
2007	.930
2006	.882
2005	.825

B.	Capitalization and Indebtedness

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

Precious and Base Metal Price Fluctuations

The profitability of the Company’s operations is dependent upon the market price of certain precious and base metals. The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Atna not receiving an adequate return on invested capital or the investment not retaining its value.

Hedging Risks related to Precious Metal Production and Key Operating Inputs

The Company entered into gold zero cost collars, forward price contracts and a gold bond payable in gold in order to protect the future operating cash flows of its Briggs Mine or in the case of the gold bond, finance the Company’s operations. The year-end hedge position represents between 23 percent and 26 percent of expected production during 2010 and approximately eight percent in 2011. The Company may also enter into consumable off-take agreements that may protect against the increasing cost of consumables like diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production. If gold production levels fall short of its hedge obligations when the hedge contract has a negative fair value, it may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during period of increased gold prices or could increase diesel costs during periods of low diesel prices.

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

Calculation of Reserves and Resources and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of reserves and resources may vary depending on metal prices, operating costs, and design parameters. Any material change in quantity of reserves, resources, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation and permitting in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties unknown to the Company at present, which have been caused by previous or existing owners or operator of the properties.

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

Ongoing Financing and the Development of the Reward Mine

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration, development and mining stage, the future ability of the Company to conduct exploration, development and mining operations will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Company’s ability to obtain funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and marketability of securities of speculative exploration, development, and mining companies. The development of any ore deposits found on the Company’s exploration properties depends upon the Company’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing.

In February 2010, the Company has announced plans to begin Phase 1 infrastructure development work on the Reward Mine in Nevada. Phase 1 is expected to cost $3.0 million over a six month period beginning in March 2010.

The bulk of Reward Mine construction costs will be incurred during Phase 2, which could be completed within a nine month period after the completion of Phase 1. Initiation of Phase 2 work will be dependent upon a number of factors including availability of adequate financing, free cash flow from the Briggs Mine, availability of equipment, staffing and other financing and logistical issues. Phase 2 activities will include the construction of leach pad facilities, purchase or lease of a semi portable crushing plant, and the installation of offices, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other Phase 2 development activities.

Cash Flow

The Company currently has future cash flow from its Briggs Mine to fund all of its corporate overhead, exploration and development projects. The Briggs Mine is the Company’s sole operating unit that began gold production during the second quarter of 2009 due to the mining of previously stripped ore left over from when the mine was shut down in 2004. The Company has sufficient cash balances to fund working capital balances until it reaches planned production and cash flow levels at the Briggs Mine. Any further significant development work may require additional asset sales, debt financing, or equity issuances. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfil its obligations on existing development, exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further development and/or exploration and the possible, partial or total loss of the Company’s interest in certain properties.

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

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest in Canada and the US, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of all of the claims in which its holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The majority of the Company’s properties are located in the US where mineral title is held through either patented or unpatented mining claim, fee mineral right, and as leased mineral interests. Members of the US Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s financial performance.
The Company’s Canadian mineral claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Native land claim settlements are more advanced in the Yukon Territory than they are in British Columbia, and none of the Company’s properties in the Yukon Territory cover areas where the Federal Crown proposes to transfer mineral rights to the First Nations. However, there is no guarantee that this will not change before settlements are finalized.

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends. Earnings, if any, are expected to be retained to finance further growth and development of the business of the Company for the foreseeable future.

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

Joint Ventures

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies. In particular, the Company holds an interest in the Pinson Mining Property with the remaining interest held by Pinson Mining Company (“PMC”). The Company’s interest in the Pinson Mining Property is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company’s interests held through joint ventures and on the Company’s future cash flows, earnings, results of operations and financial condition: (i) disagreements with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; (iii) litigation between joint venture partners regarding joint venture matters; (iv) the sale of a joint venture partner’s interest to a third party; and (v) limited legal rights to influence the direction of project development where Atna is not the operator of the project.

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

Risk factors Specific to the Company

Gold Recovery at the Briggs Mine

CR Briggs Corporation, a wholly-owned subsidiary of the Company, operates the Briggs Mine. Mining operations at the Briggs Mine commenced during 2009 and the project has been producing gold since the second quarter of 2009. Production of gold doré during 2009 was approximately 11,200 ounces. The Briggs Mine has historically produced gold using the heap leaching recovery process. This process involves the application of cyanide solutions by drip irrigation to ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon that collects the gold from the solution onto the carbon. The gold laden carbon is further processed through pressure stripping the carbon into a more highly concentrated gold bearing solution. The gold bearing solution is further concentrated by an electrowinning circuit, which collects the gold onto electric cathodes which are then melted into gold doré bars. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining efficiencies, leach  pad dynamics and other associated factors.

Production Costs and Risk Factors at the Briggs Mine

The cost of gold produced may be impacted by numerous variables including ore grade and gold recovery, stripping ratio, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs, and numerous other factors. Production risk factors may include labor strife, slope failure, poor gold recovery, unavailability of skilled labor and management, availability of mining equipment, availability of consumables used in mining, mine plan implementation, weather, governmental regulations and other operating factors.

Recent California Legislation and Regulations May Prohibit the Company From Developing Any Projects Adjacent To The Briggs Mine.

On April 10, 2003, the California State Mining and Geology Board enacted a Backfill Regulation that requires that all future metal mines be backfilled with certain exceptions to the original contour of the landscape. Any new open pit developments on our properties outside the existing Briggs plan of operations area may be required to comply with these regulations, although the statutes recognize that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

Atna Has Significant Obligations At The Briggs Mine, Which May Adversely Impact Liquidity.

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

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

During the past three fiscal years, the Company’s capital and exploration expenditures have been incurred on projects located in the United States. The Company’s expenditures during the last three years have focused on property development, reserve and resource development, and general corporate purposes.  The Company has spent $17.2 million on mine development, $3.9 million on exploration and $9.4 million on general corporate purposes. Property, plant and mine equipment increased by approximately $34.3 million as a result of the Canyon Merger.

The Company’s expenditures have been financed primarily from proceeds from asset sales, debt financings, and the exercise stock options as follows:

Financing Source	2009	2008	2007	Total
Proceeds from asset sales	70,500	20,020,000	276,700	20,367,200
Net Proceeds from debt financings	14,981,900	-	-	14,981,900
Exercise of stock options	(7,400)	568,100	288,800	849,500
Total financing sources	15,045,000	20,588,100	565,500	36,198,600

After the Canyon Merger on March 18, 2008, the Company’s primary focus shifted to the development of the Briggs Mine and the permitting activities at the Reward Mine.

The Company has sufficient working capital to meet general corporate purposes, support the Briggs Mine if free cash flow is not achieved, Phase 1 infrastructure development at Reward and debt service costs for the next 12 months.

B.	Business Overview

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore for, acquire, and develop precious metals.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the Western United States (“US” or “U.S.”). The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

The Company’s primary focus for 2010 is to increase the value of its four core gold properties: Briggs, Pinson, Reward and Columbia. Briggs is located in southeastern California and commenced gold production in May 2009 due to the mining of previously stripped ore left over from when the mine was shut down in 2004. Briggs mined gold ore that contained a total of 24,272 ounces during 2009 and produced a total of 11,198 ounces of gold in doré, of which 10,886 ounces were sold at an average gold price of $962 per ounce. Estimated mined recoverable gold inventory at year end was 8,300 ounces in all stages of processing.

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s 2008 sale of its royalty portfolio provided approximately $20 million of net proceeds, which was sufficient to re-start and operate the Briggs Mine without additional financing until October 2009 when Atna closed C$1.5 million in convertible debentures. In December 2009, the Company closed a $14.5 million Gold Bond offering. Based on the Company’s current low stock price, the Company does not expect the exercise of options and warrants to be a significant source of funds during 2010.

The Company’s other significant assets include exploration joint venture agreements with Yamana Gold Inc. on the Clover property and with Golden Predator Mines Inc. on the Adelaide and Tuscarora properties. The Kendall Mine, located near Lewistown, Montana, is in the final stage of reclamation and closure activities, principally relating to a final Environmental Impact Study, top soil placement and water management.

The Company is not affected by seasonality, but raw materials used in the production and processing of gold ores have increased significantly in price during the past three years. In addition, there is strong competition for experienced mining staff that has also increased the general cost of doing business. As a producing gold company, fuel cost is a significant cost factor and fuel costs have been volatile and generally increasing over the last three years.

The Company’s strategy is to utilize its existing property positions to add to shareholder value by taking a property portfolio approach. The Company will sell or trade those properties that are not core to the Company’s business strategy and seek to develop those properties that can be developed economically in a timely manner to create the cash flow that will support the Company. At the same time, the Company will seek to create an increasingly valuable pipeline of development properties through drilling, development and property acquisition or joint ventures to enhance future growth prospects.

The Company’s near-term strategy is to focus on the production operations at the Briggs Mine with the goal of reaching targeted production rates of approximately 36,000 to 40,000 ounces in 2010. The Briggs Mine has achieved positive operating cash flow for February 2010 and these cash flows may support the Company while also providing funds to advance other core projects. The Company has begun Phase 1 infrastructure development at its Reward Mine in Nevada, which provides the Company a second near-term production project. The Company is working with Barrick Gold to unlock value from our 30 percent interest in the Pinson gold project in Nevada. In addition, the Company announced a significant new gold and silver mineral resource for our Columbia project in Montana. These activities will provide a long term pipeline of development opportunities for the Company.

In this current difficult economic environment, the Company is well positioned with a solid cash balance and near term gold production to acquire mineral properties in a later stage of exploration. These opportunities may include properties that were closed due to lack of capital. The Company continually reviews acquisition opportunities that could provide potential long term value through further investment. The Company targets acquisitions that have the potential to provide positive cash flow over a significant operating reserve life and annually produces at least 50,000 ounces of gold. The target property would need to be located in a setting where positive community relations exist, where development of that property would not create long term environmental issues and has a reasonable chance at obtaining the required permits.

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

The decision to put a mine into production and the commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. Between 2005 and 2009, the average annual London PM Fix price per ounce of gold has steadily increased from $445 to $972. The economics of a mine may change over time due to gold price fluctuations during the project’s life. Although it is possible to protect against price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk to the mining industry. We have hedged a portion of our gold production as part of our risk management strategy to maintain pricing for our principal product, gold.

The exploration, development, and production programs conducted in the US are subject to local, state, and federal regulations regarding environmental protection. A significant amount of the mining and exploration activities are conducted on public lands. The USDA Forest Service extensively regulates mining operations conducted in National Forests. Department of Interior Bureau of Land Management (“BLM”) regulations cover mining operations carried out on most other public lands. Exploration for or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of water sources, waste materials, odor, noise, dust and other environmental protection requirements adopted by federal, state and local governmental authorities. As a result, environmental assessment or environmental impact studies may be required before any proposed exploration work or production activities can be commenced. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations.

The US has an extensive framework of environmental legislation that undergoes constant revision. We participate in the legislative process through independent contact with legislators and through trade organizations to assist legislative bodies in making informed decisions.

Historic mining activities have occurred on certain of the Company’s properties. In the event that such historic activities have resulted in releases or threatened releases of regulated substances into the environment there exits the potential for liability under federal or state remediation statutes. Except as discussed in the Company’s periodic filings with the SEC, the Company is not aware of any pending claims under these statutes at this time, and cannot predict whether any such claims will be asserted in the future.

Environmental regulations add to the cost and time needed to bring new mines into production and add to operating and closure costs for mines already in operation. As mines are placed into production, the costs associated with regulatory compliance can be expected to increase. Such costs are a normal cost of doing business in the mining industry, and may require significant capital and operating expenditures in the future. The Company believes that we are currently in material compliance with all applicable environmental regulations and there are no material enforcement procedures currently ongoing.

C.	Organizational Structure

The Company owns all or the rights to all of the issued and outstanding shares of the common stock of Canyon, incorporated by virtue of the General Corporation Laws of the State of Delaware. The above organizational chart reflects the Company’s legal ownership of significant active subsidiaries and ownership interests in various gold properties as of March 19, 2010. Properties are routinely acquired, sold, subjected to a joint-venture, or abandoned in the ordinary course of business.

D.	Property, Plant and Equipment

Summary of Mineral Reserves and Resources

Gold Mineral Reserves - Proven and Probable at December 31, 2009 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs(1) - 100% Atna
Proven	5,740	0.022	127,220
Probable	5,238	0.020	105,450

Briggs reserves	10,978	0.021	232,670

Reward (2) - 100% Atna
Proven	1,366	0.027	37,220
Probable	5,781	0.024	136,480

Reward reserves	7,147	0.024	173,700

Total reserves	18,125	0.022	406,370

1.	Briggs 0.007 opt incremental leach cut-off grade & $845 per ounce gold
2.	Reward >$0.01 net incremental value & $845 per ounce gold
3.	Briggs reserves are current to December 31, 2009 and have been reconciled for mine production

Gold Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured & indicated
Briggs - 100% (1)	32,531	0.020	642,000
Reward - 100% (2)	11,003	0.024	259,000
Pinson - 30% (3,4)	752	0.426	320,000
Columbia - 100% (5)	16,665	0.045	742,000
Cecil-R - 100% (6)	3,240	0.023	73,490
Total measured & indicated	64,191	0.032	2,036,490

Inferred
Briggs - 100% (1)	15,313	0.017	264,172
Reward - 100% (2)	2,819	0.018	51,000
Pinson - 30% (3,4)	1,012	0.340	344,000
Columbia - 100% (5)	10,705	0.042	454,000
Cecil-R - 100% (6)	5,144	0.019	99,390
Total inferred	34,993	0.035	1,212,562

Silver Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Measured & indicated
Columbia - 100% (5)	16,665	0.128	2,135,480

Inferred
Columbia - 100% (5)	10,705	0.097	1,035,790

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009, updated on February 2010
2.	NI 43-101 Technical Report Reward Gold Project, March 2008, updated February 2010
3.	Pinson Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Cecil R press release, March 2, 2010
7.	Resource estimates include proven and probable reserves

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009.” This report was updated in August 2009, by Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, who was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report. Mineral Reserves and resources were updated by Mr. Read to December 31, 2009 to account for 2009 mining at Briggs, price, cost and design parameter changes.

Mr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report and its update to December 31, 2009.

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

The Columbia Gold Project resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate. Mr. Sandefur is an independent Qualified Person and co-author of the Technical Report which will be filed for the Cecil R Project on SEDAR.

The mineral resources reported above other than those declared as proven and probable mineral reserves have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classed as inferred.

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

PRODUCTION PROPERTY

Briggs Mine

The Briggs Mine (“Briggs”) was acquired by the Company in 1990.  It is located on the west side of the Panamint Range near Death Valley, California.  Atna has mineral rights over approximately 3,300 acres in the area of the mine.  From the city of Ridgecrest, Briggs is accessed by State Highway 178, which passes through the mining town of Trona and to the ghost town of Ballarat, a distance of 42 miles.  The mine is reached from Ballarat by means of an improved dirt road which heads south and skirts the east side of Panamint Valley, a distance of eight miles.  The legal description of the project area is Townships 21 through 23, and Range 44 East, Mount Diablo Meridian.  Briggs owns or controls 265 unpatented claims, including 15 mill site claims, on U.S. Bureau of Land Management (“BLM”) administered land either directly or through leasehold interests. No royalties are payable at Briggs.  In addition to Briggs, the Company owns or controls four satellite deposits located between two and four miles north of Briggs: the Cecil R, Jackson, Mineral Hill and Suitcase deposits located on a total of 22 unpatented claims and three patented claims either directly or through leasehold interests. All of the mining claims are located on land prescribed for multiple use management by the BLM.

Briggs was constructed in 1995 and through December 31, 2009, has produced over 560,000 ounces of gold.  From 1996 to 2004, a total of 75 million tons of rock had been mined by open-pit methods, including 24 million tons of ore.  Approximately 735,000 ounces of gold were placed on the leach pad during this period.  Through 2004, ore was mined from four open-pits, the Goldtooth, Briggs Main, Briggs South Ultimate (“BSU”) and Briggs North, from south to north, respectively. In addition, a small amount of underground mining was performed out of the Briggs North open-pit.  Most of the ore was crushed in three stages to 80 percent minus ¼ inch size and conveyor-stacked on the leach pad.  Gold recovery at this crush size is estimated to be approximately 80 percent. Gold is recovered from leach solutions in a carbon adsorption plant and refined into doré bars on site.

A Technical Report detailing the estimation of open pit and underground reserves and resources at Briggs was completed in May 2008. The report concluded that a positive economic return may be achieved by re-starting Briggs. An updated Technical Report was completed in May 2009, further increased reserves available for open pit mining. A further expansion to gold resources at Briggs based on additional drilling was announced in August 2009, which was used as a basis for the December 31, 2009 reserve statement for Briggs.

On February 26, 2010 Briggs’ mine production averaged over 80 ounces of gold per day for a period of greater than 30 days. The mine is expected to produce positive cash flow in 2010. The production target for 2010 is 36,000 to 40,000 ounces of gold.

Cash cost of production for 2010 is estimated to range from $600 to $625 per ounce of gold. Life of mine cash cost of production is expected to range from $500 to $525 per ounce of gold. Projected cash costs have increased from prior expectations due to an increase in fuel cost, the primary consumable at Briggs, and an increase in life-of-mine strip ratio due to a reduction in pit slope angle. Productivity improvement and cost containment will be a primary focus of operations in 2010.

Restart activities at Briggs commenced in the fourth quarter 2008 and the first gold pour was completed in May 2009. Overall spending for 2009 was generally on target with original budget.  In-process gold inventory at year end 2009 was approximately 8,300 ounces with an inventory value of $6.9 million. Production details for Briggs in 2009 are shown in the following table:

	First	Second	Third	Fourth	Total
Production Statistic	Quarter	Quarter	Quarter	Quarter	2009
Waste tons	280,555	1,008,220	1,171,873	792,701	3,253,349
Ore tons	232,534	180,061	330,019	591,580	1,334,194
Total tons	513,089	1,188,281	1,501,892	1,384,281	4,587,543
Ore grade (oz/ton)	0.039	0.015	0.015	0.013	0.018
Gold ounces mined	9,141	2,635	5,077	7,419	24,272
Gold ounces produced in doré	-	1,972	4,603	4,623	11,198
Gold ounces sold	-	1,955	3,895	5,036	10,886
Cash cost of gold production ($/oz)	na	na	$893	$923	$908

Note: Cash cost of gold production is a non-GAAP measure and is calculated utilizing Gold Institute standards.  Production accounting commenced at Briggs at the beginning of the third quarter.

The cash cost of gold production was higher than anticipated for 2009, primarily due to start up conditions:

•	Small working areas;
•	Limited availability of trained operators and mining professionals;
•	Mining equipment availability; and
•	Leach pad dynamics.

Approximately $15.7 million in capital has been spent on the Briggs project through December 31, 2009. Capital spending for 2010 at Briggs is projected to be approximately $5.1 million. This amount includes approximately $2.0 million in capital lease payments for major mining equipment and $1.9 million in spending towards completion of a $3.2 million leach pad expansion. The pad expansion will add an additional seven million tons of leach pad capacity, which will be sufficient for all ores included in the current minable reserves.

Gold reserves at Briggs have been updated to account for the following changes:

•	2009 gold production;
•	Updated gold resource estimate (announced on August 11, 2009) that included additional results from 2008 and 2009 drill programs;
•	A reduction in slope angle in the east sector of the Briggs Main Pit;
•	An increase in the three year trailing gold price outlook from $750 per ounce to $845 per ounce; and
•	A six percent increase in estimated direct operating costs.

Briggs Mine revised gold mineral reserves estimated using a 0.007 ounce per ton cut-off grade is shown in the following table:

	Tons	Gold	Contained
Mining Area	(x1,000)	(oz/ton)	Ounces
Briggs Main	4,950	0.016	79,336
BSU	1,409	0.023	32,686
Gold Tooth - North	2,250	0.026	58,508
Gold Tooth - South	2,370	0.026	62,137

Total Briggs reserves	10,978	0.021	232,667

The estimate shown above does not include 676,800 tons of in-pit inferred material containing approximately 10,000 ounces of gold. This material is currently considered as waste in the overall mine plan. No changes to pit design parameters other than those mentioned above were made. The remaining life of mine waste to ore stripping ratio increased from 2.2 to 2.8. This increase in stripping ratio was primarily due to the use of a shallower slope angle in the eastern sector of Briggs Main Pit and a shortfall in waste mining during 2009.

The following table rolls forward Briggs Mine contained ounces of gold mineral reserves for the year ended December 31, 2009:

	Beginning		Other	Ending
	2009	Production	Changes	2009
Proven	147,000			127,217
Probable	120,000			105,450

Total Briggs reserves	267,000	(24,272)	(10,061)	232,667

Briggs Mine revised mineral resources estimated using a 0.006 ounce per ton cut-off grade is shown in the following table:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured & Indicated	32,531	0.020	642,000
Inferred	15,313	0.017	264,172

Mobile equipment at Briggs includes six 85- to 100-ton trucks, three 14-cubic-yard loaders, three blast hole drills, four dozers, and two graders. The three-stage crushing plant at Briggs has a nominal capacity of 600 to 700 tons per hour depending on hardness of ore feed. The gold recovery plant utilizes a conventional ADR process and the refinery utilizes conventional furnace technology. Power for the mine is currently supplied by four 1.1 megawatt diesel generators. In 2008, a new leach pad extension capable of holding 7.0 million tons of new ore was built. A second expansion will be constructed in 2010 to expand capacity to add an additional 7.0 million tons of capacity.

The life-of-mine plan for Briggs mining operations is located entirely within the existing permit boundary area. However, a portion of the mine plan area will require an amendment to the existing reclamation plan and placement of additional reclamation bonds prior to mining. Significant reclamation activities were conducted at the Briggs Mine during 2005 and into 2006, including re-contouring, capping, and re-vegetation of selected areas.  Portions of this reclamation area will be re-disturbed with new mining. In those areas, topsoil will be reclaimed and stockpiled for future reclamation work. Concurrent reclamation is conducted wherever possible during active mining.

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

Briggs Satellite Projects

The Cecil R satellite project is located four miles north of the Briggs Mine. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010.  The following table displays the mineral resource estimate at various cut-off grades.

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Cut-off Grade 0.005 oz/ton gold :
Measured & Indicated	5,444	0.016	89,370
Inferred	8,724	0.014	125,820

Cut-off Grade 0.010 oz/ton gold :
Measured & Indicated	3,240	0.023	73,490
Inferred	5,144	0.019	99,390

Cut-off Grade 0.015 oz/ton gold :
Measured & Indicated	2,090	0.028	59,390
Inferred	2,982	0.024	72,840

Work at Cecil R leading up to the new NI 43-101 resource estimated included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs Mine gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

Work on the Cecil R project will continue during 2010 with economic evaluation of the newly defined resource, baseline environmental studies, infill drilling to upgrade resource classification, metallurgical testing, and permitting.

During 2006, Canyon acquired the Suitcase and Mineral Hill deposits for 30,000 shares of restricted common stock. The properties are located east and upslope from the Cecil R and Jackson deposits.  In addition, Canyon will pay $135,000 in installments over ten years, plus a three percent NSR royalty that may be reduced to one percent for $0.5 million per point of reduction.

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

Environmental Regulation and Permits

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

The BLM, Inyo County, the California Department of Conservation, and Lahontan jointly require Briggs to maintain reclamation bonds totaling $4.3 million to ensure appropriate reclamation of the Briggs Mine and to mitigate any “foreseeable release” of pollutants to state waters. The principal amounts of the bonds are subject to annual review and adjustment, approximately $4.2 million of the bonds are backed by a surety company and the bonds are partially collateralized as follows: (1) $1.1 million held directly by the surety or the county; (2) a security interest in 28,000 acres of real property mineral interests in Montana. As part of the settlement with the surety during 2007, Canyon agreed to make additional cash deposits with the surety totaling $1.0 million no later than December 31, 2010. As of December 31, 2009, approximately $0.25 million remains to be funded.

On April 10, 2003, the California State Mining Geology Board enacted a Backfill Regulation that requires that all future metal mines be backfilled with certain exceptions to the original contour of the landscape.  Any new open-pit developments on our satellite properties outside the existing Briggs plan of operations area may be required to comply with these regulations, although the Act recognizes that under certain circumstances, existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

DEVELOPMENT PROPERTIES

Pinson Mine Property

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca.  It is accessible by an all weather road leading about ten miles north of the Golconda Exit from Interstate Highway 80 within the Getchell Gold Belt in north-central Nevada.

In April 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project with Pinson Mining Company (“PMC”), a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX).  Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent. PMC will manage the project. Atna’s share of project expenditures for 2009 and January 2010 totaled $0.5 million.

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with PMC. Pursuant to the terms of the agreement, the Company completed its obligations to earn a 70 percent interest in the Pinson Mine Property and provided notice of its earn-in to PMC in January 2006. As of December 30, 2009, the Company had spent a total of approximately $14.5 million on the project, which was expensed for accounting purposes.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a three-year period. In January 2009, PMC notified the Company that it had reached its back-in requirement.

In June 2007, the Company completed an updated Technical Report on the Pinson Property and revised the mineral resource calculations based upon all available data from its work through June 2006. PMC completed substantial exploration work on the Pinson Property subsequent to this resources estimate and that work has not been incorporated into a revised NI 43-101 compliant technical report as of the date of this report. The June 2007 mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.20 oz/ton:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured & Indicated	2,505	0.424	1,063,000
Inferred	3,374	0.340	1,146,600

The Pinson property is made up of a number of property parcels that are either wholly-owned or under lease/option by PMC.  The property includes 3,800 acres of patented fee lands wholly-owned by PMC, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims wholly-owned by PMC, and 1,362 acres of leased federal unpatented lode claims.  A total of 553 unpatented federal lode mining claims (both owned and leased by PMC) are included in the property position.  Total acreage controlled by the joint venture is 14,018 acres. The property is subject to net smelter return (“NSR”) royalties varying from 3.5 percent to 7.5 percent on various claim groups within the property.

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

Atna commenced a drill program in August 2004, to define a resource and to acquire geotechnical data in two target areas from near surface to a depth of 1,500 – 2,000 feet.  Drilling focused on the relatively shallow portions of the CX zone and on the Range Front zone.  A total of 30 holes, including about 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails were completed in February 2005.

In 2006, PMC and its affiliate Barrick Exploration completed a detailed gravity survey within the area of interest. This work was followed by exploration and delineation drilling in 2007 and 2008. A total of 163 drill holes were completed consisting of 50,721 feet. of RC drilling and 61,857 feet of core drilling. Surface drilling consisted of 103 drill holes, underground drilling total 60 drill holes. Combined drill footage was 112,578 feet. This drilling targeted the Summer Camp, HPRI04, Range Front, Ogee and CX underground resources areas and the Mag open pit resource area. In general, the drilling program did not extend any of the known resources significantly. Drilling was suspended in December of 2008. In 2008, underground exploration drifting was re-started with 2,010 ft, of drift excavation completed. The underground drift was designed to allow delineation drilling to be completed in the CX, Ogee and Range Front Zones. The underground excavation contract was terminated in January of 2009.  Over 4,000 feet of underground drift and workings have been completed at the site.

Underground workings at Pinson are being de-watered using deep de-watering wells.  A total of four wells have been drilled and two rapid infiltration basins (RIBs) have been constructed. PMC is in the process of acquiring additional water rights that will allow the underground to be de-watered at the required rate. In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined ores. A second portal collar was also established for a planned secondary access to the underground workings.

PMC has completed an in-house review of the project for both underground and open pit mining potential. They are currently reviewing their strategic options in regards to the project, which may include sale of their interest. Should they decide to sell their interest, Atna retains a right of first refusal to match any offer within 60 days of that offer being presented to Atna. The 2010 budget for the Pinson project includes ongoing underground pumping and maintenance operations. Atna’s share of the 2010 budget is $0.3 million.

Reward Mine

The Reward Mine is located on approximately 1,600 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of Beatty. Access is gained via state highway 95 to the site access road turnoff followed by a two mile gravel access road. Atna holds 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025, which typically carry a three percent NSR royalty.  During 2006, Canyon acquired six patent placer claims totaling 220 acres for $0.1 million and a residual three percent NSR royalty. Atna now owns or leases 116 unpatented lode mining claims, three unpatented placer claims, and six patented placer claims.

In March 2008, the Company completed a positive economic feasibility study for the Reward Gold Mine (“Reward”). The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

Gold reserves at Reward have been updated to account for the following changes:

•	An increase in the gold price outlook from $700 per ounce to $845 per ounce
•	A 5 percent increase in estimated direct operating costs

Reward revised gold mineral reserves estimated using an internal net value of greater than $0.01/ton is shown in the following table:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Proven	1,366	0.027	37,220
Probable	5,781	0.024	136,480

Total Reward reserves	7,147	0.024	173,700

The following table rolls forward the Reward Mine contained ounces of gold mineral reserves for the year ended December 31, 2009:

	Beginning	Price & Cost	Ending
Category	2009	Changes	2009
Proven	36,000	1,220	37,220
Probable	121,000	15,480	136,480

Total Reward reserves	157,000	16,700	173,700

The Reward operation is expected to produce approximately 139,000 ounces of gold over a four year mine life at estimated average cash cost of $435 per ounce of gold produced. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet and deferred stripping of $24.3 million.  The Company is currently updating project capital and economic outlooks to account for higher gold prices, operating costs and increased gold reserves.

Reward has received all major permits required to initiate development activities. A project manager has been retained for the project and an office is being opened in Beatty, Nevada. Immediate development activities include the completion of design engineering, development of contractor bid packages, and initial infrastructure development.  Infrastructure development includes access road improvements, fencing, and placement of orders for long lead-time items, power line and water supply development. Anticipated cost for this phase of work will be approximately $3.0 million to be expended over a period of six months beginning in March 2010.

Phase 2 activities include the construction of leach pad facilities, purchase of a semi-portable crushing plant, and installation of an office, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other construction activities. Timing on this construction phase will be dependent upon a number of factors including the availability of free cash flow from our Briggs Mine operation, availability of equipment, staffing and other financing and logistical issues. We anticipate that Phase 2 construction could be completed within a nine month period after the completion of Phase 1.

Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately $2.5 million. The cost for reclamation and closure bonds of approximately $5.9 million was estimated using the State of Nevada statutory cost estimating model and has been approved by State regulatory authorities. Bonds may be posted using a number of financial instruments including cash or surety. This amount would be in addition to the capital estimates stated above.

The Reward property contains an intensely sheeted, north-south shear zone and associated veins, which vary from steeply dipping to modest dip (45 degrees) to the east, within a sequence of quartzitic beds, schists, and dolomites. The Reward gold-mineralized structure has been sampled by more than 310 holes totaling more than 100,000 feet drilled by a number of mining entities over the past 15 years. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 400 feet along the Reward structure. The width of mineralization within the structural zone ranges from a few feet to up to 200 feet. The mineralized structure remains open and untested at depth and along strike to the south.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either Briggs in Inyo County, California, or to a third party processing facility.

Environmental Regulation and Permitting

During 2009 work was completed on an Environmental Assessment for Reward and the US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of reclamation bonds, will allow Atna to commence construction of the Reward Mine. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Columbia Project

The Company wholly-owns or leases the Columbia Gold Project (“Columbia”). The Columbia property is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the properties is by dirt roads from a paved highway that crosses the property.  Columbia consists of approximately 24 patented and 68 unpatented mining claims. During 2008, the land position at Columbia was consolidated through the acquisition of 10 patented mining claims. The patented claims are subject to NSR royalties that range from zero percent to six percent.

Between 1989 and 1993, exploration, bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted on the Columbia property.  By 1993, total drilling on the property was 378 holes totaling 159,410 feet of drilling.  In addition, some 8,000 feet of surface trenching was completed.

The Company engaged an independent engineering firm with Qualified Persons, to complete the first NI 43-101 compliant Technical Report and Mineral Resource Estimate on the property in 2009 and announced the results of that study in October 2009 (dated October 16, 2009 and filed on SEDAR on October 21, 2009). The table below displays the results of this study at various cut-off grades.

	Tons	Gold	Contained	Silver	Contained
Category	(x1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Cut-off Grade 0.010 oz/ton gold :
Measured & Indicated	32,839	0.030	971,280	0.100	3,287,460
Inferred	22,971	0.027	627,890	0.083	1,898,630

Cut-off Grade 0.020 oz/ton gold :
Measured & Indicated	16,665	0.045	741,680	0.128	2,135,480
Inferred	10,705	0.042	453,570	0.097	1,035,790

Cut-off Grade 0.050 oz/ton gold :
Measured & Indicated	3,932	0.090	355,730	0.202	795,420
Inferred	2,236	0.086	191,440	0.117	261,740

Montana state law currently prohibits the development of the Columbia project as an open-pit mine using cyanide based recovery technology. As a result, the Company is conducting conventional gravity and froth flotation recovery analysis on bulk samples from the mineralized zones. Initial results are promising, but additional test work and economic analysis is required to economically optimize this process route.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization.  The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, as well as in lower grade shattered zones between the high grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

The Company is planning additional metallurgical test work, environmental base-line studies, and economic analysis of the process alternatives during 2010 with the goal of narrowing the project’s development alternatives and began mine permitting.

Environmental Regulation

Columbia is located on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions. An environmental impact statement and the permitting process will require completion before any development activities can take place on the property.

EXPLORATION PROPERTIES

Clover

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

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims on the Clover property, subject to a three percent NSR royalty.  Terms of the agreement include cumulative total payments to the vendor of $0.3 million over 7.5 years. Atna completed the payments to the underlying owner of the property in March 2010 and now owns 100 percent of the property subject to the three percent NSR royalty to the original owner.

The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has been exploring the project since that time and has now completed all cash payments to Atna required under the terms of the earn-in agreement ($0.4 million), but must complete the remaining portion of the work requirements of its earn-in. To date, Yamana has spent approximately $1.3 million of the required $3.3 million in exploration expenditures. Over the course of the next 18 to 24 months, dependent upon when permits are received, Yamana must spend an additional $2.0 million in exploration expenditures to complete the expenditure requirement and to earn a 51 percent venture interest in the project. Upon completion of these initial vesting requirements, Yamana may elect to earn an additional 19 percent interest in the project (70 percent total) by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in the project, Atna will retain either a 49 percent or 30 percent interest.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, near the Ken Snyder Mine, on the southwest flank of the Snowstorm Mountains.  The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.  Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (0.020-0.070 ppm). Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend.

Kelly Creek Ranch
R43E
R44E
THE KNOLLS
Hamand Ranch
JAKE CREEK
SNOWSTORM MOUNTAINS
LAKE CREEK MOUNTAIN
JAKE CREEK MTN.
SOUTH LITTLE HUMBOLDT RIVER
Miners Gold Mine
Elk Prince Mine
Little Jewel Mine
Rex Mine
Link Mine
Midas Mine
Jackson Mine
Esmeralda Mine
Midas
OWYHEE BLUFFS
T39N
T38N
Wilkinson Ranch
SR 789
N
Desmond Ranch
LANDING STRIP
Upper Clover Ranch
SQUAW VALLEY
Clover Project
Lower Clover Ranch
T38N
T37N
HUMBOLDT CO., NV.
ELKO CO., NV.
R44E
R45E
R45E
R46E
Hot Springs Ranch
0 1 2 3 4 5
MILES
Paradise Valley
Detail Area
Tuscarora
Humboldt Co.
Midas
Elko Co.
Nev.
Winnemucca
Golconda
80
Lander Co.
Eureka Co.
Elko
Battle Mountain
80
Carlin
Palisade
Beowawe
Pershing Co.
20 Miles
Explanation
Major Road
Secondary Road
Gold Deposit
Clover Project
Elko County, Nevada

In 1982, Nassau Minerals had claims in the area and completed geological mapping, rock geochemical sampling, and drilled eight shallow, reverse-circulation (RC) holes totaling 1,535 feet.  Amax Gold joint-ventured the property from Nassau in 1987 and during 1988 completed additional geological/geochemical surveys and drilled 16 RC holes totaling 6,835 feet.  Nassau joint ventured the property with Touchstone from 1989 to 1992 and completed three RC holes totaling 970 feet.  Nassau dropped the claims in 1993.

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

During 2007, Yamana Gold carried out geological mapping and geochemical surveying on the property.  Yamana received drilling permits in October and commenced a 12,000 foot RC drilling program in November.  Yamana completed seven drill holes totaling 5,320 feet before suspending the program due to winter weather conditions. The holes ranged in depth from 600 feet to 915 feet and were inclined at various angles to cut the structural zones thought to host the gold and silver mineralization.

Yamana completed a second round of drilling in 2008 that included 10 RC drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

Yamana Gold is completing permitting activities required by the BLMto allow a third round of drilling. Yamana anticipate’s that the BLM will grant the permits before the end of the second quarter of 2010 and drilling is to commence shortly thereafter. Planned work in 2010 includes drilling to extend and in-fill gold mineralization in the Clover Hill area and an initial round of drilling on the Saddle Target in the northern portion of the property where seven new drill sites are planned.

Tuscarora and Adelaide Properties

On February 15, 2008, the Company entered into an Option Agreement with Golden Predator Royalty & Development Corporation ("GPRD"), where Golden Predator would assume the obligation of Atna regarding the option with Newmont on the Adelaide and Tuscarora gold exploration properties in Nevada.  Golden Predator is obligated under its Option Agreement to complete $3.0 million in expenditures by end 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. At the end of 2009, a total of approximately $2.0 million had been spent toward the total spending requirements. Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year. Atna received 0.3 million shares of Golden Predator as its 2009 option payment for the properties. In addition, Atna shall retain an NSR of up to 1.5 percent but not less than 0.5 percent.  When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

Adelaide located about 30 miles south of Winnemucca, Nevada accessed by state highway 294 to improved dirt road for two miles. Tuscarora located about 48 miles North of Elko Nevada via state highway 225 to highway 226.

In addition, when a positive production decision has been made, Atna may receive a production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

On January 6, 2009, GPRD announced assay results on three core drill holes and two reverse circulation (“RC”) drill holes at the Adelaide Project, located in Southeastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress, which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 4.3 m of 15.42 gram per ton (“gm/t”) (14 ft of 0.45 oz/t) gold, including 1.5 m of 31.7 gm/t (5 ft of 0.93 oz/t) gold and 35 gm/t silver, from 85 m (280 ft) drill depth.

In August 2009, GPRD completed an NI 43-101compliant technical report on the Adelaide project. The technical report summarized all past exploration, including successful exploration results from the company’s 2008-2009 drilling program, where several +1.0 ounce/ton gold intercepts were intersected. Potential for high grade, bonanza vein-style system was demonstrated in the drilling. A work plan was recommended consisting of detailed mapping, compilation work, RC and diamond drilling, and three dimensional modeling.

In December 2009, GPRD reported that it had completed a 13 hole RC drill program totaling 2,240 meters of drilling.  Significant mineralization was encountered in this recent drilling highlighted by 21.7 gram per tonne (“g/t”) gold across a true vein width of 7.1 meters, including 31.6 gpt gold across a true vein width of 4.3 meters.  This drilling was focused primarily on the Margarite vein structure,

GPRD has initiated permitting for an exploration drift on the Adelaide property to advance delineation drilling and metallurgical testing on the Margarite vein.  The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling platforms. These drill platforms will allow GPRD to further delineate the know mineralization and to continue testing the same structure down-dip, and also test parallel vein targets.

At the Adelaide Project, gold mineralization is hosted within Tertiary banded epithermal quartz-chalcedony veins and vein stockworks within the Cambrian Preble Formation phyllites. Gold grades within the veins vary widely, but bonanza-grades have been encountered in previous drilling by Newmont and the current operator GPRD.

The Tuscarora Mining District hosts numerous gold mineralized low-sulfidation, quartz-chalcedony-adularia veins and mineralized shear zones.  Gold bearing veins are hosted within Eocene intermediate volcanic and volcaniclastic rocks. The district has seen recent production from the Dexter Mine (1988-1991) where a small open pit gold deposit was exploited by Horizon Gold Shares. Only limited work is being conducted by GPRD on this property.

Sand Creek and Converse Uranium Joint Ventures, Wyoming

The Sand Creek uranium joint venture area of interest is located to the south and east of Douglas, Wyoming. In late 2005, the Company made the decision to review its historical files and reactivate its uranium exploration program and acquired mineral rights on approximately 3,000 acres by leasing and claim staking in three separate locations within the program area, located along the southern end of the Powder River Basin in Wyoming.

The Company entered into the Converse Uranium Joint Venture (“Converse JV”) with New Horizon Uranium Corporation (“New Horizon”) in January 2006. In August 2006, the Converse JV joined with High Plains Uranium (now part of  Uranium One Exploration USA Inc, “Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The purpose of these joint ventures is to combine property positions over a portion of the Sand Creek JV area.  The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming.

Effective February 2, 2009, the Company terminated the Converse JV when New Horizon failed to meet its requirements to earn a participating interest in the project.  In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. During 2009, approximately $0.36 million was spent by Uranium One on drilling activities. Uranium One’s equity interest in the project increased to 32.6 percent and while Atna’s interest reduced to 67.4percent.

If Uranium One does not earn up to a 51 percent position, then the Company will assume the role of operator in the project.  At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures.

Sand Creek uranium joint venture area was identified by the Company and its former joint venture partners during a uranium exploration program in the early 1980s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. Within the program area, uranium drill hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll front type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet thick.  All of the claims are underlain by the uranium host rocks of the Chadron Formation.

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

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8.  The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization.

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights and fee lands in western Montana.  The fee mineral rights underlie surface rights owned by other parties.  The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential.  The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within 50 miles east and west of Missoula, extending to the Idaho State line, and within 60 miles west of Kalispell in north western Montana. The mineral rights and fee lands contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. Atna is currently marketing approximately 860,000 acres of the total mineral rights package.

Tram Prospect

The Tram prospect is located at the very western end of Yucca Mountain about 15 miles north of Canyon’s Reward Project and 6 miles east of the town of Beatty in southern Nye County, Nevada.  The Company staked 22 lode claims to cover an area of intense advanced argillic alteration, silicification and disseminated limonite after pyrite hosted in andesitic to dacitic volcanic rocks of Miocene Age. The setting is similar to the area surrounding the Bullfrog Mine some 8 miles to the west.  Two wide-spaced reconnaissance RC holes drilled on the Tram prospect in the mid-1980s intersected several 10-foot to 30-foot zones of 0.01 to 0.02 oz/ton gold. The area is thought to be floored by a major north dipping detachment-style low-angle fault that served as the primary plumbing control for gold bearing hydrothermal fluids at Bullfrog. The detachment fault has been mapped from Bullfrog to about 4 miles south of Tram where it also hosts gold mineralization mined in two small open-pits in the 1980s. Production from these pits was about 130,000 ounces of gold.

No work is anticipated for the 2010 field season.

Atlanta

The Atlanta gold project is located in Lincoln County, Nevada. Atna has 135 unpatented federal lode claims covering possible strike and dip extensions of gold-silver mineralization centered at the Atlanta Mine. The Atlanta Mine produced approximately 147,000 ounces of gold and three million ounces of silver grading 0.08 oz/ton gold (2.7 g/t gold) and 1.6 oz/ton silver (55.9 g/t silver) between 1979 and 1985 via open pit methods. Gold-silver mineralization is epithermal in nature and is hosted along the margin of the Oligocene Indian Peak caldera principally within the young volcanic rocks. Mineralization is associated with hydrothermal breccias, moderate to strong silicification, banded to massive chalcedonic veining, and pervasive argillization of the hanging wall volcaniclastics (intra-caldera fill). Surface geologic mapping and sampling is planned for the 2010 field season.

Canadian Properties

Atna holds mineral rights, and in one case patented mineral and surface rights, in five properties located in the Yukon and British Columbia. Three of the properties are volcanogenic base metal massive sulfide targets; one property is a Sedex base metal and gold property and one property is a volcanic rock-hosted gold prospect.  Two of the properties have measured historic resources (non-NI 43-101 compliant), while the remaining four properties are at various stages of exploration. Since the 1997 field season, only a minimal amount of exploration work has been conducted on the properties as the Company shifted its primary interest to gold. Two properties without resources have seen a limited amount of core drilling while the other two properties remain undrilled. All of the properties have been explored to some extent in the past by means of geochemical sampling, geological mapping, and various geophysical techniques. All of the five properties have significant potential and warrant continued exploration for the discovery and development of base and precious metals.

No work program is presently contemplated for these properties and the Company is currently marketing these properties.

ROYALTY INTERESTS

Royalty Sale

In September 2008, the Company sold a portfolio of royalty interests for $20 million. The royalty package was comprised of four royalty interests; a sliding scale precious metal net smelter return (“NSR”) royalty on the Wolverine Project located in the Yukon Territory, a three  percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina.

Pinson Royalty

In January 2010, Atna acquired a 1.5 percent NSR royalty pertaining to approximately four sections of land within the area of interest of the Pinson Mine Project. This interest was acquired from Barrick Turquoise Ridge Inc., a subsidiary of Barrick Gold. One of these sections contains gold resources previously announced by Atna. Barrick acquired the royalty in its merger of Placer Dome in 2006 and this royalty interest was covered under the area of mutual interest clause within the Pinson MVA.

CLOSURE PROPERTY

Kendall Mine

The Kendall Mine (“Kendall”) is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads.  Atna controls approximately 1,052 acres in 70 patented claims and fee land.  The Kendall Mine was developed as an open-pit, heap-leach gold mine in September 1988. Through 1995, the Kendall operation leached gold and silver from crushed ore on a year-round basis.  Mining and crushing of all remaining ore was completed in January 1995.  Leaching of the remaining gold in the heap leach pads continued through early 1998.  All economic gold has now been recovered, and the mine is currently in a reclamation and closure mode.  The Kendall Mine produced approximately 302,000 ounces of gold and approximately 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste rock dump surfaces.

Environmental Regulation & Reclamation

The Kendall Mine operated under permits issued by the Montana Department of Environmental Quality (“MDEQ”) and other regulatory agencies.  A life of mine permit was granted by the MDEQ on November 1, 1989.  The Company is negotiating details of final mine closure with the MDEQ and the MDEQ has approved the portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, but discussions of long-term water handling and heap closure methods continue.

The Kendall Mine permit area covers approximately 1,040 acres of which approximately 448 acres are disturbed.  As of December 31, 2008, a total of 370 acres or approximately 83 percent of the disturbed mining area has been reclaimed. Contouring and placement of top soil on all disturbed areas, with the exception of the leach pad areas was substantially completed by end of 2008.  CR Kendall has approximately $2.4 million on deposit in an interest bearing account with the MDEQ for reclamation at the Kendall Mine.

In February 2002, the MDEQ issued a decision that a comprehensive EIS is needed for completion of reclamation at Kendall. The MDEQ has never completed this EIS. In 2006, CR Kendall was given approval to commence leach pad capping operations.  A bentonite enhance basal layer has now been placed on all leach pads.  Atna’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS.

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

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations of the Company for each of the years in the three-year period ended December 31, 2009, should be read in conjunction with the financial statements of the Company included in Item 17 - Financial Statements.

The Company's financial statements are presented in US dollars and have been prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in Note 20 to the financial statements of the Company included in Item 17 - Financial Statements.

A.	Results from Operations

The Company has financed its operations principally through the sale of assets, issuance of debt and equity securities. The Company successfully restarted its Briggs Mine during 2009, and its gold production is currently the Company’s primary source of revenue. The Company is in the first phase of developing its Reward Mine located in Nevada as a second source of gold production and revenue. The long-term success of the Company depends on the Company continuing to be able to place into production its portfolio of advanced stage exploration/development properties or by discovering or acquiring additional advanced-stage properties with the potential to generate profit and cash flow.

The price of gold is denominated in US dollars, and our current gold production operations and significant properties are located primarily in the US. The Company owns foreign mineral rights primarily in the form of royalties which may create foreign currency exposure in the future when, and if, these foreign properties are placed in production. As of July 1, 2009, the Company changed its reporting currency from Canadian dollars to US dollars to better match the Company’s primary exposure to the US dollar. Most of the Company’s current ongoing expenses, revenues and assets are denominated in US dollars and that is expected to continue in the foreseeable future.

Members of the US Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s financial performance.

On April 10, 2003, the California State Mining and Geology Board enacted a Backfill Regulation that requires that all future metal mines be backfilled with certain exceptions to the original contour of the landscape. Any new open pit developments on our properties outside the existing Briggs plan of operations area may be required to comply with these regulations, although the Act recognizes that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

The global economy is currently in a period of high commodity prices and as a result the mining industry is attempting to increase production. This has caused significant upward price pressures on the operating costs of mining companies especially in the area of skilled labor. The skilled labor needed by the mining industry is in tight supply and its cost is increasing. Many competitors have lower costs and their mines are located in better locations that may give them a competitive advantage in hiring and retaining qualified employees.

The cost of fuel to run machinery and generate electricity is closely correlated to the price of oil. Over the past two years the price of oil has risen significantly and has increased the operating cost of mines dependant on fuel and oil to run their business. Continued upward price pressures in operating costs may cause lower operating cash flows than expected which would have an adverse impact.

Results of Operations – Year Ended December 31, 2009 versus Year Ended December 31, 2008

For the year ended December 31, 2009, Atna recorded net loss of $6.0 million, or basic loss per share of $0.07, on revenues of $8.7 million. This compares to net income of $15.8 million, or a basic income per share of $0.20, on revenues of $0.2 million for the year ended December 31, 2008. Details of the $21.8 million total negative variances in the results between the years were as follows:

•	A negative variance of $19.6 million in gain on asset disposals due to last year’s sale of royalties.
•	A negative variance of $0.4 million related to a negative gross profit on gold sales during 2009.
•
A positive variance of $0.7 million in general and administrative expenses was due primarily to decreased expenses related to merger related costs incurred during the first half of 2008 and post merger employee cost reductions.

•	A negative variance of $0.9 million related to increased exploration expense due to spending at the Cecil R property, Briggs, Columbia and Pinson.
•	A positive variance of $1.2 million due to a lower revision to final site restoration costs in 2009.
•	A positive variance of $0.5 million due to no property write downs during 2009.
•	A negative variance of $0.8 million in interest income and expense due to lower cash balances and higher debt balances.
•	A positive variance of $0.4 million due to no write downs of marketable securities during 2009.
•	A negative variance of $3.0 million due to no income tax benefits recorded in 2009.

At December 31, 2009, cash and cash equivalents totaled $13.1 million, which represented a net decrease of $3.6 million during the year. Net cash used in operating activities was $9.6 million and resulted from primarily the net loss from operations and cash used to build gold inventory-in-process. Net cash used in investing activities of $7.8 million was primarily due to purchases of property, plant and equipment at the Briggs Mine partially offset by proceeds from sales of assets. Net cash provided by financing activities of $13.8 million included $13.6 million net proceeds from the issuance of the Gold Bonds and $1.4 million of proceeds from the issuance of debentures partially offset by $1.1 million of payments on capital leases.

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2010 through 2029. In addition, as a result of the merger between the Company and Canyon, in March 2008, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the US Internal Revenue Code due to the change in ownership.

Results of Operations – Year Ended December 31, 2008 versus Year Ended December 31, 2007

For the year ended December 31, 2008, Atna recorded net income of $15.8 million, or basic income per share of $0.20, on proceeds of approximately $20.0 million from the sale of royalties. This compares to a net loss of $3.1 million, or a basic loss per share of $0.05, on revenues of nil for the year ended December 31, 2007. The positive variance of $18.9 million was due primarily to the following factors:
•	Positive variance of $19.7 million in gain on asset disposals due to the sale of royalties.
•
Negative variance of $2.3 million in selling, general and administrative expenses due to the consolidation of Canyon’s costs and other Canyon related operating costs partially offset by cost reductions in the Atna operations.

•	Positive variance related to new income tax benefits of $3.0 million related to available tax net operation losses carry forwards that are expected to be utilized in the future.
•	Negative variance of $1.4 million in provision for final site restoration due to an increase in expected final reclamation costs at the Kendall Mine that was acquired in the merger with Canyon.
•	Negative variance of $0.3 million in reduced property and receivable write-downs.

•	Negative variance of $0.4 million due to the accretion expense related to the Briggs and Kendall mines acquired in the Canyon Merger.
•
Negative variance of $0.8 million in other income and expense, excluding the impact of the royalty sale. The variance was due primarily to a $0.4 million negative variance as a result of a write-off of marketable securities, lower interest income, and lower gains on the sales of investments.

•	Positive variance of $1.2 million due to a decrease in exploration spending due to focus on Briggs restart.

At December 31, 2008, cash and cash equivalents totaled $16.7 million, which represented a net increase of $13.1 million during the year. The net increase was due primarily to the $20.0 million of proceeds from the sale of royalties, proceeds of $6.8 million from the sale of investments, cash provided by exercise of stock options of $0.6 million offset by cash used in operating activities of $6.1 million and capital expenditures of $8.2 million.

B.	Liquidity and Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s 2008 sale of its royalty portfolio provided approximately $19.8 million of net proceeds, which was sufficient to re-start and operate the Briggs Mine without additional financing until October 2009 when Atna closed a C$1.5 million convertible debenture. In December 2009, the Company closed a $14.5 million Gold Bond offering. Based on the Company’s current low stock price, the Company does not expect the exercise of options and warrants to be a significant source of funds during 2010.

Gold production from the Briggs Mine was 11,200 ounces for 2009. Gold production is expected to range from 36,000 to 40,000 during 2010. Briggs Mine 2010 gold production cash cost is estimated to be $600 to $625 per ounce and the current life of mine cash cost is expected to range from $500 to $525 per ounce. Projected cash costs have increased from prior expectations due to an increase in fuel cost, the primary consumable at Briggs, and an increase in life-of-mine strip ratio. The Briggs Mine is expected to produce gold through the year 2015 based upon the current mine plan, which was determined using a gold price of $845 per ounce. The Briggs Mine is expected to generate positive cash flows during the 2010 based on current gold prices.

The Company entered into gold hedging contracts with the intent to protect the cash flow from the possibility of lower gold prices during 2010 and beyond. The current hedge position for 2010 consists primarily of a 6,000 ounce gold collar with a floor price of $800 and a maximum price of $1,100 and 3,257 gold ounces committed under the Gold Bonds repayment terms at a maximum price of $1,113. The hedge position represents between 23 percent and 26 percent of expected production during 2010 and approximately 8 percent in 2011.

In early 2009, the Company was granted a $10 million line of credit with an equipment manufacturer to lease equipment with that manufacturer. As of March 19, 2010, the Company’s outstanding lease obligations were approximately $4.0 million for mining equipment.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

Financing Transactions

Asset Sales: In September 2008, the Company sold its portfolio of royalty interests for $20 million. The sale of the royalties resulted in a gain of approximately $19.8 million.

Equity Issuance: During the fiscal year ended December 31, 2008, there were 850,000 common shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

On March 18, 2008, the Company completed the Canyon Merger. Atna acquired all of Canyon’s issued and outstanding common shares, warrants, and debentures. As a result of the Canyon Merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and share capital increased by $29.8 million. Canyon is now a wholly-owned US subsidiary of Atna.

No common shares were issued or sold by the Company during the current year. A roll forward of the Company’s beginning and ending common shares outstanding as of December 31, 2009 is as follows:

Number of
Shares
Beginning balance	83,291,133
Activity during the period	-

Ending balance	83,291,133

Notes Payable: As of December 31, 2009, there was $1.3 million of 12 percent debentures outstanding in current liabilities. The debentures are convertible until September 18, 2010 to common shares at any time at a conversion rate of C$0.76 per common share for a total of 2.0 million underlying common shares. The debentures are callable by the Company after six months without penalty.

As of December 31, 2009, there was $0.8 million of six percent debentures outstanding in non-current liabilities. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of $4.31 per common share for a total of 0.2 million underlying common shares.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of gold bonds. The gold bonds, which will mature on December 31, 2013, and have an interest rate of 10 percent per annum on the declining balance. The gold bonds will be redeemed in sixteen equal quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter. The gold bond agreement limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production.

The Company recorded an initial discount on the gold bonds of $1.8 million. The discount was comprised of $1.1 million of transaction costs associated with the gold bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.1 million during 2009.

The embedded derivative is the result of the gold bonds being amortized by the Company delivering 13,028 ounces of gold over a sixteen equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 Percent. The change in fair value of the embedded derivative from the date of closing to December 31, 2009 resulted in a gain of $0.6 million, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives.

Total interest expense recorded related to the gold bonds was $0.1 million, nil and nil as of December 31, 2009, 2008 and 2007. Future debt payments will be $3.6 million, $3.6 million, $3.6 million and $3.6 million for the years ended December 31, 2010, 2011, 2012, and 2013.

Capital Expenditures

Capital expenditures for the year ended December 31, 2009 and 2008 totaled $8.6 million and $8.2 million, respectively. The spending in 2009 was due primarily to the capitalization of development costs and mining equipment leases at the Briggs Mine. The capital requirements for 2010 to sustain Briggs Mine operations are expected to be approximately $5.1 million inclusive of capitalized lease payments. Development spending during 2010 on the Reward Project in Nevada is expected to be approximately $3.0 million related primarily to preconstruction activities including infrastructure improvements and fence construction. An additional $0.9 million will be placed into escrow to support environmental bonding requirements. Additional capital spending will be required to begin the construction and pre-stripping waste at Reward and this spending will be subject to availability of free cash flow from the Briggs Mine and financing from other sources.

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2009:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)

May 25, 2011	2,435,294	2.20

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

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

The Company issued options to US employees that were denominated in Canadian dollars. According to the US GAAP guidance related to Share-Based Payments, those options would be classified as liabilities rather than as equity. As of December 31, 2009, the total liability related to this adjustment was $0.7 million and as of December 31, 2008 the total liability related to this adjustment was $0.2 million.

In 2009, a new statement was effective related to Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock, which provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It was determined that the Company’s outstanding warrants and the US denominated notes payable would be recorded as a liability for US GAAP. As of December 31, 2009, the total liability related to this adjustment was $0.1 million.

In 2009, the Company capitalized $1.2 million of transaction costs related to the issuance of the gold bonds. Canadian GAAP records the transaction costs as a discount to the liability. US GAAP records the transaction costs as an asset. Both GAAPs amortize transaction costs to interest expense using the effective interest method.

As of December 31, 2009, the amortized balance of gold bond transaction costs is $1.1 million, which is shown as a difference in assets and liabilities.

The impact of these differences on the summary consolidated financial disclosures for the balance sheet, statement of operations and cash flows is as follows:

As of December 31,	2009	2008	2007
(a) Assets
Total assets - Canadian GAAP	$79,857,300	$67,411,600	$13,558,400
US GAAP adjustment - transaction costs	1,122,100	-	-
Total assets - US GAAP	$80,979,400	$67,411,600	$13,558,400

(b) Liabilities
Total liabilities - Canadian GAAP	$25,819,900	$8,137,000	$1,095,100
US GAAP adjustment - option/warrant/transaction costs	1,842,500	211,100	-
Total liabilities - US GAAP	$27,662,400	$8,348,100	$1,095,100

(c) Shareholders' equity
Total shareholders' equity - Canadian GAAP	$54,037,400	$59,274,600	$12,463,300
US GAAP adjustment - option/warrant liabilities	(720,400)	(211,100)	-
Total shareholders' equity - US GAAP	$53,317,000	$59,063,500	$12,463,300

For the Years Ended December 31,	2009	2008	2007
(d) Operations
Net loss - Canadian GAAP	$(5,960,100)	$15,805,000	$(3,116,400)
US GAAP adjustment - net option/warrant expense	(351,500)	285,500	-
Net income (loss) under U.S. GAAP	$(6,311,600)	$16,090,500	$(3,116,400)

(e) Earnings per share
Basic and diluted income (loss) per share - Canadian GAAP	$(0.07)	$0.20	$(0.05)
US GAAP adjustment - net option/warrant expense	-	-	-
Basic and diluted income (loss) per share - US GAAP	$(0.07)	$0.20	$(0.05)

(f) Cash flows from operating activities
Operating activities - Canadian GAAP	$(9,633,200)	$(6,064,100)	$(3,803,100)
US GAAP adjustment - net option/warrant expense	-	-	-
Operating activities - US GAAP	$(9,633,200)	$(6,064,100)	$(3,803,100)

(g) Cash flows from investing activities
Investing activities - Canadian GAAP	$(7,842,600)	$18,769,900	$3,522,500
US GAAP adjustment - none	-	-	-
Investing activities - US GAAP	$(7,842,600)	$18,769,900	$3,522,500

(h) Cash flows from financing activities
Financing activities - Canadian GAAP	$13,820,000	$495,600	$264,000
US GAAP adjustment - none	-	-	-
Financing activities - US GAAP	$13,820,000	$495,600	$264,000

D.	Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

E.	Trend Information

During 2009, the Company was successful in placing its Briggs Mine into production and completed the permitting of the Reward Mine. Gold production from Briggs totalled 11,200 ounces in 2009, but is expected to range from 36,000 to 40,000 ounces during 2010.  The Company’s financial success will be dependent upon its ability to generate sufficient levels of cash flow from the Briggs Mine to support the debt service and corporate overhead during 2010. The future development of the Reward Mine may take longer than expected due to the financing and market certainty inherent in the mining industry. The market value of the Company’s assets is largely dependent upon factors beyond the Company’s control such as precious metal prices, availability of financing at reasonable terms and many other factors.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel is and will continue to be a significant operating and reclamation expense. The Company expects continued high fuel costs, increased hiring costs, and the cost of retaining qualified mining personnel to have an impact on continuing operations in the future.

F.	Off-Balance Sheet Arrangements

As of December 31, 2009, the Company had no outstanding off-balance sheet arrangements.

G.	Tabular Disclosure of Contractual Obligations

The Company’s material contractual obligations as of December 31, 2009:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$16,658,400	$4,946,200	$11,712,200	$-	$-
Capital lease obligations	2,979,200	1,623,600	1,355,600	-	-
Operating lease obligations	113,000	73,000	40,000	-	-
Asset retirement obligations	6,945,500	938,900	2,472,600	3,041,900	492,100

Total	$26,696,100	$7,581,700	$15,580,400	$3,041,900	$492,100

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Names municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Director or Officer since	Other Principal Directorships	Principal Occupation
David H. Watkins British Columbia Canada	Executive Chairman	March 2000	Maudore Minerals Ltd.; Golden Goose Resources Ltd.; EURO Resources S.A.; Commander Resources Ltd.; Golden Minerals Company; Camino Minerals Corp.; Valley High Ventures	None
James K.B. Hesketh Colorado, United States	President, Chief Executive Officer and Director	September 2001	None	None

Glen D. Dickson(1 ,2) British Columbia, Canada	Director	December 2002	Gold-Ore Resources Ltd.; Brazilian Gold Corp.	Chairman and CEO of Gold-Ore Resources Ltd.
David K. Fagin(1, 2) Colorado, United States	Director	March 2008	Pacific Rim Mining Ltd.; Golden Star Resources Ltd.	Investor
Ronald D. Parker(1, 2) Missouri, United States	Director	March 2008	None	Chief Executive Officer of Gammill Inc.
Christopher E. Herald Colorado United States	Director	August 2009	Solitario Exploration and Royalty Corp., Underworld Resources Inc., Denver Gold Group	Chief Executive Officer of Solitario Exploration and Royalty Corp.
John Theobald London, England, UK	Director	October 2009	Anglo Pacific Group Plc., Maudore Minerals Ltd.	Chief Operation Officer of Anglo Pacific Group Plc.
William R. Stanley Arizona, United States	Vice President – Exploration	January 2004	None	None
David P. Suleski Colorado, United States	Vice-President and Chief Financial Officer	March 2008	None	None
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

There are no family relationships between any of the directors and officers of Atna.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management, except for Mr. Theobald who was recommended by Anglo Pacific Group Plc. (a 17 percent shareholder) as a director.

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company, are as follows:

David H. Watkins 65 was appointed Executive Chairman in January 2009. Mr. Watkins has over 40 years experience in exploration, development, and mining operations.  During the early part of his career, he served as exploration geologist for Newmont and Noranda. He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper. Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining Atna in 1999. Mr. Watkins served as President and CEO of Atna from 1999 to 2008.

James K. B. Hesketh 52 became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. Prior to Mr. Hesketh's current role, he was President and CEO of Canyon and served as a Director of Atna.

Glen D. Dickson 60 has been a Director of the Company since 2002.  Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd from 1993 through 2002.  Mr. Dickson is currently the Chief Executive Officer of Gold-Ore Resources Ltd.

Ronald D. Parker 59 was appointed a director of the Company on March 18, 2008. Mr. Parker was a former Director of Canyon. He joins Atna's board through the Canyon Merger. Mr. Parker currently serves as President and CEO of Gammill Inc, a manufacturing company. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

David K. Fagin 71 was appointed a Director of the Company on March 18, 2008. Mr. Fagin was former Director of Canyon.  From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. He is currently Director of Pacific Rim Mining Ltd. and Golden Star Resources Ltd., both publicly held mining companies.

Christopher E. Herald 56 joined Atna's Board of Directors in August 2009. He has over 30 years of experience in the mining industry and has been President & CEO and a Director of Solitario Exploration and Royalty Corporation since 1992. Mr. Herald also serves as Chairman of the Denver Gold Group, a non-profit mining industry association recognized for organizing the preeminent North American, European and Asian gold precious metal forums for institutional investors. He was instrumental in discovering the 1.5 million ounce high-grade Buckhorn Mountain Gold deposit for Crown Resources and its subsequent sale to Kinross Gold for approximately $240 million in 2006. Chris was also responsible for the initial exploration successes of the 1.5 million ounce Kettle River open pit and underground deposits. During his career, he has held various positions in Anaconda Minerals, Echo Bay Mines and Crown Resources.

John Theobald 52 joined Atna's board in October 2009. He is a mining executive with over thirty years international experience in exploration, operations, business development and mining finance. He is currently executive director and chief operating officer of Anglo Pacific Group plc; a London based listed mining royalty company. Mr. Theobald spent the early part of his career with Anglo American Corporation including time on the Witwatersrand goldfields in South Africa. After a short tenure with Phelps Dodge Mining Company and vice-president of a Canadian junior gold company, Mr. Theobald held various senior positions with Iscor Mining (since split into Kumba Iron Ore and Exxaro Resources), Metorex and the major industrial minerals group SCR-Sibelco. Mr. Theobald is qualified as a Chartered Engineer and has a BSc with Honours in geology from the University of Nottingham.

William R. Stanley 54 was appointed Vice President of Exploration in 2004.  Mr. Stanley has over 30 years experience as a mineral exploration geologist.  While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand.  Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, a Master of Business Administration from Arizona State University. Prior to joining Atna, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms. He has held positions with Cyprus Amax as the US Exploration Manager, and Homestake Mining Company as Senior Exploration Geologist where he was responsible for several gold deposit discoveries, two of which were placed into production.

David P. Suleski 49 was appointed Vice President, Chief Financial Officer and Corporate Secretary of the Company in March 2008.  Prior to that Mr. Suleski served as Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of Canyon since 2006.  Mr. Suleski is currently responsible for the Company’s internal and external financial reporting, risk management, treasury, Corporate Secretary, human resources functions for the Company.  Mr. Suleski has held various controller, assistant controller and treasurer positions with Golden Star Resources, Apex Silver Mines and Cyprus Amax.  Other related business experience includes NM Rothschild & Sons and PricewaterhouseCoopers.

(B)	Compensation

Name and principal position (a)	Year (b)	Fee or Salary ($) (c)	Option- based awards ($) (4) (e)	Non-equity incentive plan compensation Annual incentive plans ($) (4) (f1)	Total compensation ($) (i)
William J. Coulter (1)	2009	7,153	nil	nil	7,153
Glen D. Dickson	2009	16,012	32,760	nil	48,772
David K. Fagin	2009	17,500	32,760	nil	50,260
Ronald D. Parker	2009	13,787	32,760	nil	46,547
Christopher E. Herald (2)	2009	9,494	60,067	nil	69,561
John Theobald (3)	2009	5,000	32,760	nil	37,760
David H. Watkins – Executive Chairman of the Board	2009	105,084	32,760	nil	137,844
James K. B. Hesketh – President, Chief Executive Officer	2009	225,000	109,200	12,000	346,200
David P. Suleski – Vice President, Chief Financial Officer	2009	140,000	54,600	10,000	204,600
William R. Stanley – Vice President, Exploration	2009	131,560	54,600	10,000	196,160

(1)	Mr. Coulter retired on August 7, 2009.
(2)	Mr. Herald was appointed to the Board of Directors on August 7, 2009.
(3)	Mr. Theobald was appointed to the Board of directors on October 7, 2009.
(4)
Dollar amounts provided for option-based awards reflect fair value on the date of grant and dollar amounts for annual incentive plans, both are determined with reference to Compensation Discussion and Analysis below.

The foregoing table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the positions held as of the fiscal year ended December 31, 2009:

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

The Company entered into change in control agreements on January 11, 2007 (the “Control Agreements”) with each of David H. Watkins and William R. Stanley.  For the purposes of the Control Agreements, a “change of control” is deemed to have occurred in the following circumstances:

•
The acquisitions by any person or any group of persons acting jointly or in concert (as defined in the Securities Act (British Columbia)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 35 percent of all outstanding voting securities of the Company;

•	The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than a subsidiary of the Company; or

•
An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35 percent of all of the outstanding voting securities of the company resulting from the business combination.

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

Salary payments related to the above agreements are based on the current salary at the time of the event. The bonus payment is based on the any payment received from the previous year. The option-based payment is based on the fair value of options received in the previous year. Assuming that an event triggered a contractual payment during 2010 the following estimated maximum payments would be required:

Name	Employment Contract Payment ($)
David W. Watkins	296,000
James K.B. Hesketh	1,261,000
David P. Suleski	559,000
William R. Stanley	402,000

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

Committee Membership

The Audit Committee of the Board of Directors (the “Board”) shall consist of at least three directors.  Each member of the Audit Committee shall meet the listing standards relating to independence of the Toronto Stock Exchange (the “Exchange”) and all other applicable regulatory authorities.  Under the Sarbanes-Oxley Act, at least one member of the Committee must be a “financial expert,” whose qualifications include financial literacy, independence and accounting or related financial expertise. The Audit Committee shall report to the Board. A majority of the members of the Committee shall constitute a quorum. The members of the Audit Committee shall be appointed and replaced by the Board.

Meetings and Procedures

The Audit Committee shall convene at least four times a year.

It shall endeavor to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

Responsibilities

The Audit Committee shall:

1.	Have the sole authority to select, compensate, oversee, evaluate and, where appropriate, replace the auditor.
2.	Annually review the management arrangements for the Company.
3.	Annually review and approve the proposed scope of each fiscal year’s internal and outside audit at the beginning of each new fiscal year.
4.	Review and approve any audit and non-audit services and fees to be provided by the Company’s auditor.
5.	At or shortly after the end of each fiscal year, review with the auditor and management, the audited financial statements and related opinion and costs of the audit of that year.
6.	Review funding and investment policies, implementation of funding policies and investment performance of the Company’s benefit plans.
7.
Provide any recommendations, certifications and reports that may be required by the Exchange or applicable regulatory authorities including the report of the Audit Committee that must be included in the Company’s annual proxy statement.

8.	Review and discuss the annual audited financial statements and quarterly financial statements with management and the auditor.
9.
Have the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of compensation to any advisers employed by the Audit committee and to the auditor employed by the Company for the purpose of rendering or issuing an audit report.

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

D.           Employees

As of December 31, 2009, the Company had approximately 129 full-time and part-time employees. The following table provides information on the activity and geographical location of the Company’s employees and contractors:

Activity	Geographical Location	Number of Employees	Average Number of Contractors
Corporate headquarters	Colorado USA	9	1
Canadian office	Vancouver Canada	1	-
Briggs Mine	California USA	109	5
Kendall Reclamation Site	Montana USA	4	-

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options to purchase common shares of the Company held by such persons at March 19, 2010:

Name	# of Common Shares Held	Number of Stock Options		Exercise Price CAD$	Expiry Date

William J. Coulter	nil	125,000		1.36	Jan 24/2011
		150,000	(1)	0.45	Dec 17/2013

Glen D. Dickson	38,500	125,000		1.36	Jan 24/2011
		150,000	(1)	0.45	Dec 17/2013
		120,000	(3)	0.71	Dec 17/2014

David K. Fagin	31,754	64,000	(2)	1.32	Mar 18/2012
		150,000	(1)	0.45	Dec 17/2013
		120,000	(3)	0.71	Dec 17/2014

Ronald D. Parker	20,426	64,000	(2)	1.32	Mar 18/2012
		150,000	(1)	0.45	Dec 17/2013
		120,000	(3)	0.71	Dec 17/2014

Christopher E. Herald	nil	100,000		0.71	Aug 6/2014
		120,000	(3)	0.71	Dec 17/2014

John Theobald	Nil	120,000	(3)	0.71	Dec 17/2014

David H. Watkins	1,174,880	200,000		1.36	Jan 24/2011
		400,000	(1)	0.45	Dec 17/2013
		120,000	(3)	0.71	Dec 17/2014

James K.B. Hesketh	137,400	125,000		1.36	Jan 24/2011
		196,800	(2)	1.32	Mar 18/2012
		400,000	(1)	0.45	Dec 17/2013
		400,000	(3)	0.71	Dec 17/2014

David P. Suleski	54,649	118,400	(2)	1.32	Mar 18/2012
		200,000	(1)	0.45	Dec 17/2013
		200,000	(3)	0.71	Dec 17/2014

William R. Stanley	285,000	175,000		1.36	Jan 24/2011
		200,000	(1)	0.45	Dec 17/2013
		200,000	(3)	0.71	Dec 17/2014
(1)	This option grant is 75 percent vested as of March 19, 2010. The unvested options vest on the next anniversary date.
(2)	These options were granted at the merger date to replace outstanding Canyon options and are fully vested.
(3)	This option grant is 33.33 percent vested as of March 19, 2010. The unvested options vest equally over the next two anniversary dates.

Incentive Stock Options Plan

The Company has a stock option plan in place (the “2007 Plan”).  The 2007 Plan was established in 2007 to provide incentive to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  Key provisions of the 2007 Plan include:

(a)
the maximum number of common shares issuable pursuant to options granted under the 2007 Plan will be a number equal to 10 percent of the issued and outstanding common shares on a non-diluted basis at any time;

(b)
a restriction that no more than 10 percent of the total number of issued and outstanding common shares on a non-diluted basis may be issuable to insiders of the Company pursuant to options granted to insiders under the 2007 Plan;

(c)
a restriction that no more than 10 percent of the total number of issued and outstanding common shares  on a non-diluted basis are issued to insiders of the Company within any one-year period pursuant to options granted to insiders under the 2007 Plan;

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

Maximum Shares Available

The maximum number of common shares of Atna that may be issuable under the 2007 Plan is a number equal to 10 percent of the number of issued and outstanding common shares of Atna on a non-diluted basis at any time. As of March 19, 2010 the maximum number of options underlying common shares was 8,330,886.

Maximum Shares Available to Insiders

To ensure that insiders of Atna have the opportunity to vote on certain approvals listed in Section 613(a) of the TSX Company Manual, the 2007 Plan restricts the maximum number of common shares of Atna that under the 2007 Plan are issued, or that may be issuable, to insiders (as defined under applicable securities law).  Under the 2007 Plan, no more than 10 percent of the total number of issued and outstanding common shares on a non-diluted basis may be:  (i) issuable to insiders of Atna pursuant to options granted to insiders under the 2007 Plan; or (ii) issued to insiders of Atna within any one year period pursuant to options granted to insiders under the 2007 Plan, in both cases together with all of Atna’s previously established and outstanding or proposed share compensation arrangements.

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

Legal Proceedings

As of December 31, 2009 Atna has no material legal proceedings.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Atna’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Atna was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Atna and the value of the assets of Atna, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Atna. An investment in the common shares by a WTO Investor, or by a non-Canadian when Atna was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Atna and the value of the assets of Atna, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which currently exceeds approximately Cdn$250 million. A non-Canadian would acquire control of Atna for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Atna unless it could be established that, on the acquisition, Atna was not controlled in fact by the acquirer through the ownership of the common shares.

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

To the knowledge of the Company, and based upon the Company’s review of current public filings, as at March 19, 2010, only the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over more than 5 percent of the voting rights attached to the common shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Anglo Pacific Group plc England, UK	14,084,500	17.0%
Lloyd l. Miller, III Florida, USA	5,976,191	7.2%
Sprott Asset Management Ontario, Canada	4,648,748	5.6%

The above-named shareholder did not possess voting rights different from those of other Company shareholders.

Anglo Pacific Group plc beneficially owned approximately 16 percent and 14 percent of the Company’s common shares as of December 31, 2008 and 2007.

Lloyd L. Miller, III beneficially owned approximately 6 percent and less than 5 percent, if any, of the Company’s common shares as of December 31, 2008 and 2007.

Sprott Asset Management beneficially owned approximately 8.5 percent and less than 5 percent, if any, of the Company’s common shares as of December 31, 2008 and 2007.

Tabled below is the distribution of the registered shareholders of the Company at December 31, 2009, as provided by the Company’s transfer agent:

Country	Total Holders	Holders %	Total Holdings	Holdings %

Canada	2306	26	30,308,299	36

USA	6542	73	35,091,320	42

Other Countries	121	1	17,909,328	22

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

A.	Consolidated Statements and Other Financial Information Financial Statements

Attached hereto as Exhibit 15.1 (i) to (vi) are the audited financial statements of the Company for the fiscal years ended December 31, 2009, 2008 and 2007.  The financial statements are accompanied by auditors' reports and related notes.  See “Item 17. Financial Statements.”

Legal Proceedings

Not applicable.

Dividend Distributions

The Company is permitted to pay dividends under its governing documents.  The Company has no current plans to pay any dividends.

B.	Significant Changes

Changes in Accounting Policies

Change in reporting currency: Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

The following table shows the effect of the change in reporting currency to USD on previously reported amounts:

	2008		2007
	USD	CAD	USD	CAD
Total assets	$67,411,600	$82,082,200	$13,558,400	$13,487,700
Total liabilities	$8,137,000	$9,912,900	$1,095,100	$1,075,500
Shareholders' Equity	$59,274,600	$72,169,300	$12,463,300	$12,412,200
Net income (loss)	$15,805,000	$20,315,600	$(3,116,400)	$(3,348,300)
Income (loss) per share	$0.20	$0.26	$(0.05)	$(0.05)

Mineral property - exploration costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. The effect of this change on the restated consolidated balance sheet as of December 31, 2007, is to decrease mineral properties and increase accumulated deficit by $13.6 million. The effect of this change on the restated consolidated statements of operations for year ended December 30, 2007, is to decrease exploration expenses and net loss by $1.8 million and the restated net loss per share decreased by $0.03.

International Financial Reporting Standards: In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements and anticipates that there will be changes in accounting policies that may materially affect the Company’s accounting policies. Management has completed a project plan that identified differences in accounting policies and has begun the key steps required to ensure a successful transition to IFRS.

Recent Accounting Pronouncements

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 3862 – Financial Instruments-Disclosures - In June 2009, the CICA amended Section 3862 to require enhanced disclosure about the fair value assessments of the financial instruments.  The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate the fair values.

EIC-174 – Abstract on Impairment Testing of Mineral Exploration Properties – In March 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general.  Application of this new standard did not have an impact on the Company’s financial statements.

EIC-173 – Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities - In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on taking into account an entity’s own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Application of this new standard should be applied retrospectively in interim and annual financial statements for periods ending on or after the date of issuance of the abstract. The adoption of this guidance did not have a material impact on the Company’s financial statements.

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

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. Section 3031 is effective for years beginning on or after December 15, 2007. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures,” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 – Financial Instruments – In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation.” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) – In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of US GAAP, authoritative and nonauthoritative.  The FASB Codification has become the source of authoritative, nongovernmental GAAP, except for the rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption of this statement did not have any impact on the Company’s financial position and results of operations, as the Codification was not intended to change or alter existing GAAP.

In May 2009, the FASB issued a new statement related to Subsequent Events. This statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company’s reporting is currently in accordance with this statement.

In October 2008, the FASB issued a new statement related to Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This statement clarifies the application of previous statements related to fair value. This statement is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In June 2008, the FASB ratified a new statement related to Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock. This statement provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. The Company adopted this statement on January 1, 2009 and it had an immaterial impact on its US GAAP reconciliation.

In May 2008, the FASB issued a new statement related to The Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. This statement is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In March 2008, the FASB issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of this statement to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued a new statement related to Business Combinations, which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under this statement, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. This statement also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This statement is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. There was no impact on the Company’s US GAAP reconciliation as a result of the implementation of this statement.

In September 2006, FASB issued a new statement related to Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities.  This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted this statement on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

ITEM 9.	THE OFFERING AND LISTING

A.	Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock on the Toronto Stock Exchange are set forth below.

For the five most recent full financial years: the annual high and low market prices:

	High - $	Low - $

2005	2.29	0.57
2006	2.41	0.95
2007	1.93	1.29
2008	1.75	0.31
2009	0.94	0.51

For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

	High - $	Low - $

Fiscal 2008
First Quarter, ended 03/31/08	1.75	1.24
Second Quarter, ended 06/30/08	1.19	0.71
Third Quarter, ended 09/30/08	0.73	0.43
Fourth Quarter, ended 12/31/08	0.59	0.31

Fiscal 2009
First Quarter, ended 03/31/09	0.84	0.51
Second Quarter, ended 06/30/09	0.94	0.66
Third Quarter, ended 09/30/09	0.86	0.63
Fourth Quarter, ended 12/31/09	0.84	0.66

Fiscal 2010
Period ended 03/03/10	0.75	0.61

For the most recent 6 months: the high and low market prices and the average daily trading volumes for each month:

	High - $	Low - $	Average Volume
March 1-3, 2010	0.63	0.62	106,266
February-10	0.66	0.61	76,942
January-10	0.75	0.65	99,100
December-09	0.73	0.66	146,435
November-09	0.76	0.67	180,681
October-09	0.84	0.70	122,823
September-09	0.86	0.64	144,266

B.           Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.           Markets

The Company’s common shares have been listed and traded in Canada on the Toronto Stock Exchange under the symbol “ATN” since March 14, 1996. The Company is also traded on the OTC Bulletin Board in the US under the symbol “ATNAF”.

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

ITEM 10.	ADDITIONAL INFORMATION

B.	Memorandum and Articles of Association

The information required by this Item 10.B is contained in the Company's registration statements on Form 20-FR filed under the Exchange Act with the Commission on June 23, 1997 and on Form F-4/A (File No. 333-147973) filed under the Securities Act with the Commission on January 17, 2008, including any amendments or reports filed for the purpose of updating such description.

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

The Company entered a Royalty Purchase and Sale Agreement dated September 3, 2008 to sell its portfolio of royalty interests for US$20 million to International Royalty Corporation. The royalty package comprises four royalty interests, including a sliding scale precious metal net smelter return royalty on the Wolverine Project located in the Yukon Territory; a three percent NSR royalty on portions of the McDonald gold property in Montana and royalty interests on properties in the Dominican Republic and Argentina. Details were disclosed in the September 4, 2008 Company press release that was filed on SEDAR and EDGAR.

2009

Effective February 2, 2009, the Company entered into an agreement with New Horizon Uranium Corporation to terminate the Converse Uranium Project Exploration, Development and mine Operating Agreement dated January 23, 2006. The Company was granted all the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) as a result of the termination. In addition, the Company becomes owner of 70 percent of the Sand Creek Uranium Joint Venture with Uranium One Exploration USA Inc. owning the remaining 30 percent.

Effective April 9, 2009, the Company entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project in Humboldt County, Nevada, with the Pinson Mining Company (PMC), a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation.  Under the MVA, Atna will own a 30 percent equity interest in the joint venture and PMC will own 70 percent.  PMC will manage the project.

Effective June 2, 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement dated August 25, 2006, with High Plains Uranium Inc. (“High Plains”), a subsidiary of Uranium One Inc. Under this Supplemental Agreement, High Plains shall assume the role of project manager and may spend up to US$1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. Atna’s equity position may decrease from 70 percent to 49 percent, should High Plains meet this commitment.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

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

As discussed below, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable year ended December 31, 2008 and for the tax year ended December 31, 2009.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28 percent, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50 percent of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10 percent or more of the total voting power of the outstanding shares of the Company (a “10 percent Shareholder”).

If the Company is a CFC, a 10 perecent Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10 percent Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10 percent Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10 percent Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10 percent Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50 percent or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25 percent or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Based on currently available information, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable year ended December 31, 2008 and for the tax year ended December 31, 2009. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market.  For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  The Company believes that its Common Shares should qualify as marketable stock.

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

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (such ordinary loss not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

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

The Company’s SEC filing, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Judiciary Plaza, 100 F Street, NE, Room 1580, Washington, DC 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Commission at (202) 551-8090 for further information on the public reference rooms. These filings are also available at no charge at the SEC’s Website at http://www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative Information about Market Risk

Derivatives

As of March 19, 2010 the Company had the following derivatives outstanding:

	US$	Expiry Date				US$
Hedging Contract	Strike Price	2010	2011	Thereafter	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	3,257	3,257	6,514	13,028	$(251,000)

Owned Put Options - Ozs	$800	5,000	-	-	5,000	$4,000

Sold Call Options - Ozs	$1,100	5,000	-	-	5,000	$(349,000)

						$(596,000)

During 2009, the Company established several gold hedging positions. The open positions consist of a gold collar that will expire in 2010 and gold participating bonds (“Gold Bonds”) that are payable by delivering a total of 13,028 ounces of gold over a four year period expiring December 31, 2013. The purpose of these hedge positions is to limit exposure to gold price fluctuations during 2010 and beyond. The collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net at the expiry date. The outstanding options have expiry dates from January to December 2010 at the rate of 500 ounces per month. The outstanding call option related to the Gold Bonds expires quarterly from March 31, 2010 to December 31, 2013 at a rate of 814 ounces per quarter. All derivative contracts have counterparty risk and all of the gold options have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2009, the hedge position covers approximately 25 percent of projected 2010 production at the Briggs Mine.

Under the terms of the option contracts, Atna will pay the counterparty on the contract expiry date if the gold price is above the sold call option strike price of $1,100 per ounce and the counterparty will pay the Company on the contract expiry date if the gold price is below the owned put option strike price of $800 per ounce. If the gold price on the contract expiry date falls between the put strike price of $800 and the call strike price of $1,100 per ounce there are no settlement payments required by either party.

Under the terms of the embedded derivative contracts in the Gold Bonds agreement, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on March 19, 2010 of $1,106. The change in the net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Qualitative Information about Market Risk

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extend silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company has entered into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instrument. The Company fair values its derivative positions and does not employ hedge accounting.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in US dollars to remove the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. All of the Company’s financial assets are held in large highly rated US or Canadian financial institutions that the Company believes have an acceptable level of counterparty risk. As of December 31, 2009 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company had a Shareholder Rights Plan (the “Rights Plan”), which was last confirmed by the shareholders at the Annual and Extraordinary General Meeting held on June 8, 2001 and at the Annual and Extraordinary General Meeting held on April 14, 2005. Management did not request that the Rights Plan be confirmed at the Annual and Extraordinary General Meeting held on May 8, 2008 and therefore the Company does not have a valid Rights Plan.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were not effective for the fiscal year ended December 31, 2008, because of a material weakness in internal control over financial reporting, as described below.  However, as the result of modifications the Company has made to its internal control over financial reporting procedures, as further described below, management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures were effective for the fiscal year ended December 31, 2009.

Identified Material Weakness

In the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (“2008 Form 20-F”), which shall be amended concurrently with the filing of this annual report, management identified one material weakness in its disclosure controls and procedures, as described below.  The Company did not provide a complete report on internal controls over financial reporting.  Failure to provide such a report on internal controls over financial reporting with its 2008 Form 20-F has caused the Company to conclude that its disclosure controls and procedures were not effective as of December 31, 2008.

Remediation of Material Weakness

The following is a summary description of the changes in the Company’s disclosure controls and procedures implemented during the year ended December 31, 2009 to remediate the material weakness that the Company has identified:

•	The Company took steps to ensure the closing process was moved forward to ensure adequate time to thoroughly review its financial report and related disclosures.
•	The Company hired another senior staff accountant to relieve some of the time pressures in the closing process.
•	The accounting staff has increased the utilization of additional review checklists and GAAP accounting software.

The Company believes that as of the date of the filing of this annual report on Form 20-F, that the Company has remediated the material weakness in its disclosure controls and procedures identified above. The above disclosed material weakness did not result in adjustments to the Company’s consolidated financial statements for the year ended December 31, 2009.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, including the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, and the remediation of the material weakness identified in the 2008 Form 20-F, management has concluded that internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by the  independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

The changes discussed above under the heading “Remediation of Material Weakness” identify significant changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT AND CODE OF ETHICS

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.	CODE OF ETHICS

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

6.	Proactively promote ethical behavior among subordinates and peers.

7.	Use corporate assets and resources employed or entrusted in a responsible manner.

8.	Advance the Company’s legitimate interest and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the years ended December 31, 2009 and 2008, fees payable to the Company’s external auditors are shown below. The Company’s auditors Ehrhardt Keefe Steiner & Hottman PC was approved by the shareholders at the Annual General Meeting held May 5, 2009. De Visser Gray, Chartered Accountants, of Vancouver, British Columbia was the Company’s auditors for the year ended December 31, 2007 and in previous years.

	December 31, 2009 ($)	December 31, 2008 ($)

Audit fees (1)	149,650	111,700
Tax fees	-	-
All other (2)	nil	109,300

(1)	All figures based on fees paid to the principal accountant for the annual audit during 2009 and 2009.
(2)	All other fees contain fees billed related to services performed in connection with the Canyon Merger.

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures.  All services rendered by Ehrhardt Keefe Steiner & Hottman PC during 2009 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

D.	Exemption from the Listing Standards for Audit Committees

Disclosure not required.

E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not repurchase any of its shares in the fiscal year ended December 31, 2009.

F.           Change in Registrant’s Certifying Accountant

Disclosure not required.

G.          Corporate Governance

Disclosure not required.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in United States dollars.  There are material differences between US and Canadian GAAP.  A reconciliation of the financial statements to US GAAP is set forth in Note 20 to the financial statements and in Item 5.B, titled “Liquidity and Capital Resources”.  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3.A, titled “Selected Financial Data”.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Exhibit 15.1		Consolidated Audited Financial Statements and Notes thereto	(1)
	(i)	Report of Independent Registered Public Accounting Firm Ehrhardt Keefe Steiner & Hottman PC dated March 25, 2010. Report of Independent Registered Public Accounting Firm De Visser Gray LLP dated March 27, 2008, except for Note 3 which date is March 25, 2010.	(1)
	(ii)	Consolidated Balance Sheets as at December 31, 2009 and 2008.	(1)
	(iii)	Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007.	(1)
	(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.	(1)
	(v)	Notes to Consolidated Financial Statements	(1)
	(vi)
Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.
			N/A
Exhibit 15.2		Management’s Discussion and Analysis for the years ended December 31, 2009 and 2008.	(1)
Exhibit 12.1		Section 302 Certifications by the Chief Executive Officer and Chief Financial Officer as required by rule 13a-14(a) or Rule 15d-14(a).	(1)
Exhibit 13.1		Section 906 Certifications by the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.	(1)
Exhibit 14.1		Consents of Independent Registered Public Accounting Firm Ehrhardt Keefe Steiner & Hottman PC and De Visser Gray LLP.	(1)

(1)	Attached hereto

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATNA RESOURCES LTD.

/s/ “James K.B. Hesketh”

James K.B. Hesketh
President and Chief Executive Officer
March 26, 2010