Form 20-F/A
period 2008-12-31
ATNA RESOURCES LTD
filed 2010-04-28
CIK 1041548

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
☐ Large accelerated filer    ☐ Accelerated filer     ☒ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:
☒ Item 17     ☐ Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934):
☐ Yes     ☒ No

Explanatory Note:  Atna Resources Ltd. (the “Registrant”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 20-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

The Registrant is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2008 (the “Original Filing”) for the following purposes:

•	To amend the disclosure in ITEM 3.A. – Selected Financial Data;

•	To supplement the disclosure in ITEM 9.C. – Markets;

•	To revise management’s assessment of the effectiveness of its disclosure controls and procedures in ITEM 15. – Controls and Procedures;

•	To amend the section 302 certifications filed in Exhibit 12.1 by the principal executive officers;

This Amendment does not amend or restate any information contained in the Original Filing other than as noted in the Explanatory Note. This Amendment does not purport to update any recent events or developments occurring after the date of the Original Filing.

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

Year ended	2008	2007	2006	2005	2004
Total revenues	$156,800	Nil	Nil	Nil	Nil
Net income (loss)	$20,315,600	$(3,348,300)	$(2,565,800)	$(12,721,800)	$379,100
Basic and diluted income (loss) per share	$0.26	$(0.05)	$(0.04)	$(0.28)	$0.01
Working capital	$18,131,300	$10,570,700	$13,927,400	$14,998,400	$8,379,700
Total assets	$82,082,200	$13,487,700	$15,894,800	$17,093,400	$9,123,300
Total liabilities	$9,912,900	$1,075,500	$781,900	$1,726,300	$671,200
Total shareholders' equity	$72,169,300	$12,412,200	$15,112,900	$15,367,100	$8,452,100
Number of shares issued and outstanding	83,291,133	64,722,588	64,176,838	55,429,067	38,950,872

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

The Company’s common shares have been listed and traded in Canada on the Toronto Stock Exchange under the symbol “ATN” since March 14, 1996.  The Company is also listed on the electronic pink sheets in the U.S. under the symbol “ATNAF”. In addition, the Company’s common shares were listed and traded on the Vancouver Stock Exchange on September 12, 1986, however, at the request of the Company, due to relatively low trading volumes, they were de-listed from trading on the Vancouver Stock Exchange on January 31, 1997.

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

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were not effective for the fiscal year ended December 31, 2008, because of a material weakness in disclosure controls and procedures, as further described below.

Identified Material Weakness

In connection with the filing of the Company’s Form 20-F for the fiscal year ending December 31, 2008 (“2008 Form 20-F”), the Company did not provide a complete report on internal controls over financial reporting.  Failure to provide such a report on internal controls over financial reporting with its 2008 Form 20-F has caused the Company to conclude that its disclosure controls and procedures were not effective as of December 31, 2008.  Therefore, the Company has filed this amendment to its 2008 Form 20-F (the “Amended 2008 Form 20-F”), to identify such material weakness and to address the Company’s plan to remediate such weakness in the future.

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

The Company believes that, as of the date of the filing of this Amended 2008 Form 20-F, the Company has remediated the material weakness in its disclosure controls and procedures identified above. The above disclosed material weakness did not result in adjustments to the Company’s consolidated financial statements for the year ended December 31, 2008.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2008.

This Amended 2008 Form 20-F does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by the independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

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