Form 20-F
period 2010-12-31
ATNA RESOURCES LTD
filed 2011-03-23
CIK 1041548

UNITED STATES SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Title of Each Class	Issued and Outstanding as at December 31, 2010

Common Shares without par value	99,002,468
Preferred Shares without par value	Nil

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
☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):
☐ Large accelerated filer    ☐ Accelerated filer     ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the consolidated financial statements included in this filing:  (Check one):
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
•
any statements of the plans, strategies and objectives of management for future operations, including the development of  the Reward gold mining property (“Reward”) and production and operating costs at the Briggs gold mining property (“Briggs”);

•	any statements regarding future economic conditions or performance;
•	any statements of belief; and
•	any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors set forth below and elsewhere in this document from:

•	U.S. tax consequences of a passive investment company or PFIC;
•	fluctuations in gold and other metals prices;
•	risks related to hedging metal production and key operating inputs;
•	risks related to operating hazards;
•	risks related to the exploration, permitting, development and mining of precious metals;
•	risks related to estimation of reserves and resources;
•	risks related to governmental regulation, including environmental regulation;
•	risks related to competition and ability to fund partnership obligations;
•	risks related to the ability to finance the development of mineral properties;
•	uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	risks related to the uncertainty of the title of assets;
•	uncertainty inherent in litigation, and the difficulty of predicting decisions of judges and juries;
•	the need to attract and retain qualified management and technical personnel;
•	risks related to reclamation activities on properties; and
•	other risks that are described in the section entitled “Risk Factors,” presented in Item 3. D. of this Form 20-F.

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

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources:

We advise U.S. investors that the definitions of the terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” under the Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum are different than the definitions adopted by the SEC and applicable to U.S. companies filing reports with the SEC pursuant to SEC Industry Guide 7. It is the view of the SEC’s staff that:
•	A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.
•	A historic three-year average price is to be used in any reserve or cash flow analysis to designate reserves.
•	To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml ..

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

The following table summarizes certain consolidated financial information, which includes the accounts of the Company and its wholly owned subsidiary Canyon Resources Corporation, a Delaware corporation, (“Canyon”). The audited consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Practices (“GAAP”) in Canada and conform in all material respects with accounting principles generally accepted in the U.S. except as indicated in Item 5 B. U.S. GAAP Reconciliation with Canadian GAAP. The following information should be read in conjunction with these consolidated financial statements and notes thereto, included in Item 17 of this report.  Monetary data not labeled herein is stated in United States Dollars (“U.S. Dollars”), except for certain disclosures that are reported in Canadian Dollars (“Canadian Dollars” or “C$”).  See Exchange Rates Data in this section.

Year ended	2010	2009	2008	2007	2006
Total revenues	$30,606,900	$8,689,200	$155,100	Nil	Nil
Net income (loss)	$(8,796,800)	$(5,960,100)	$15,805,000	$(3,116,400)	$(2,261,400)
Basic and diluted income (loss) per share	$(0.10)	$(0.07)	$0.20	$(0.05)	$(0.04)
Working capital	$11,580,300	$11,652,200	$14,884,300	$10,765,000	$11,940,500
Total assets	$80,120,900	$79,857,300	$67,411,600	$13,558,400	$13,627,200
Total liabilites	$26,069,500	$25,819,900	$8,137,000	$1,095,100	$670,400
Total shareholders' equity	$54,051,400	$54,037,400	$59,274,600	$12,463,300	$12,956,800
Number of shares issued and outstanding	99,002,468	83,291,133	83,291,133	64,722,588	64,176,838

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in United States Dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

As of December 31, 2010 and March 15, 2011, the noon rate as quoted by Bank of Canada was Canadian Dollar $0.956 and Canadian Dollar $0.983 equals U.S. $1.00, respectively.

The following table sets out the U.S. Dollar to Canadian Dollar high and low exchange rates for each month during the previous six months.

	High for Period	Low for Period

February-2011	.971	.998
January-2011	.985	1.006
December-2010	.993	1.022
November-2010	.998	1.029
October-2010	.999	1.037
September-2010	1.022	1.060

The following table sets forth the average exchanges rates for the past five years, expressed as U.S. Dollars per Canadian Dollars.

Year	Average
2010	.971
2009	.876
2008	.938
2007	.930
2006	.882

B.	Capitalization and Indebtedness

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

Precious and Base Metal Price Fluctuations

The profitability of the Company’s operations is dependent upon the market price of certain precious and base metals. The markets for gold and other metals are affected by numerous factors, many of which are beyond our control. Such factors include the price of the metal in the marketplace, imports of metals from other nations, demand for metals, the availability of adequate refining and milling facilities, and the market price of competitive metals used in the same industrial applications. The market price of metals is extremely volatile and beyond our control. Gold prices are generally influenced by basic supply/demand fundamentals, inflation, alternative investment markets, and the strength or weakness of the U.S. Dollar. The market dynamics of supply/demand can be heavily influenced by economic policy; e.g., central banks sales/purchases, political unrest, conflicts between nations, and general perceptions about inflation. Fluctuating metal prices may have a significant impact on our results of operations and operating cash flow. Decreasing mineral prices will adversely affect the market values of our properties and may lead to the recording of asset impairments.

Hedging Risks related to Precious Metal Production and Key Operating Inputs

On December 9, 2009, the Company closed a private placement (the “Gold Bond Financing”) of $14.5 million of gold bonds (the “Gold Bonds”). The Gold Bond Financing pays approximately 814 ounces of gold per quarter representing eight to eleven percent of expected gold production in 2011. The debt is amortized at a fixed gold price of $1,113 per ounce. The Company may from time to time enter into gold hedge contracts to protect against declines in the price of gold or it may also enter into consumable off-take agreements that may protect against the increasing cost of consumables like diesel fuel. The Company’s goal is to protect the Company’s cash flows against declining gold prices or increasing diesel prices. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow against a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during period of increased gold prices or could increase diesel costs during periods of low diesel prices.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected geologic structures and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all of the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liability due to events of pollution, slope failure, cave-in, flood or other hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

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

Government Regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by government regulations relating to matters such as, but not limited to, environmental protection; health, safety and labour; mining law reform; homeland security; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation and permitting in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties unknown to the Company at present, which have been caused by previous or existing owners or operator of the properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive at all phases, and the Company competes with many companies possessing greater financial and technical resources than those of the Company. Competition in the mining business could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

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

Ongoing Financing

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration, development and mining stage, the ability of the Company to conduct exploration, development and mining operations is affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects, asset sales and other means. In turn, the Company’s ability to obtain funding depends in part upon the market’s perception of its management and properties, the price of gold, the marketability of its securities, the attractiveness of its non-core assets for sale and its credit worthiness with potential lenders. There is no assurance that the Company will be successful in obtaining required financing.

Cash Flow

Briggs is the Company’s sole operating unit and potential source of cash flow. Any positive cash flow developed from Briggs may be used to fund some or all of the Company’s corporate overhead, exploration and project development costs.  The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to accomplish its stated goals or to fulfil its obligations on existing development, exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further development and/or exploration and the possible, partial or total loss of the Company’s interest in certain properties.

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

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest in Canada and the U.S., there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of all of the claims in which its holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The majority of the Company’s properties are located in the U.S. where mineral title is held through either patented or unpatented mining claim, fee mineral right, and as leased mineral interests. Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could impact our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s financial performance.

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

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends. For the foreseeable future, earnings, if any, are expected to be retained to finance further growth and development of the business of the Company.

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

Joint Ventures

Certain of the properties in which the Company has an interest are operated through joint ventures with other mining companies. In particular, the Company holds an interest in the Pinson gold mining property (“Pinson”) with the remaining interest held by Pinson Mining Company, a Nevada general partnership (“PMC”) comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE: ABX). The Company’s interest in Pinson is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company’s interests held through joint ventures and on the Company’s future cash flows, earnings, results of operations and financial condition: (i) disagreements with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; (iii) litigation between joint venture partners regarding joint venture matters; (iv) the sale of a joint venture partner’s interest to a third party; and (v) limited legal rights to influence the direction of project development where Atna is not the operator of the project.

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

Risk factors Specific to the Company

Gold Recovery at Briggs

CR Briggs Corporation, a wholly-owned subsidiary of the Company, operates Briggs. Briggs has been producing gold since the second quarter of 2009 and produced approximately 25,000 ounces of gold doré during 2010. Briggs uses a conventional gold heap leach recovery process. This process involves the application of cyanide solutions by drip irrigation to crushed ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon that collects the gold from the solution onto the carbon. The gold laden carbon is further processed through pressure stripping the carbon into a more highly concentrated gold bearing solution. The gold bearing solution is further concentrated by an electrowinning circuit, which collects the gold onto electric cathodes which are then melted into gold doré bars. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining efficiencies, leach pad dynamics and other associated factors.

Production Costs and Risk Factors at Briggs

The cost of gold produced may be impacted by numerous variables including ore grade and gold recovery, stripping ratio, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs, and numerous other factors. Production risk factors may include labor strife, slope failure, poor gold recovery, unavailability of skilled labor and management, availability of mining equipment, lack of machine parts, availability of consumables used in mining, mine plan implementation, weather, governmental regulations and other operating factors.

Recent California Legislation and Regulations May Prohibit the Company From Developing Any Projects Adjacent To Briggs.

On April 10, 2003, the California State Mining and Geology Board enacted a Backfill Regulation (the “Backfill Regulation”) that requires that all future metal mines, with certain exceptions, be back filled to the approximate original contour of the landscape. Any new open pit developments on our properties outside the existing Briggs plan of operations area may be required to comply with the Backfill Regulation. However, certain California statutes and regulations recognizes that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

Atna Has Significant Obligations At Its Mines, Which May Adversely Impact Liquidity.

Briggs operates under permits granted by various agencies including the U.S. Department of the Interior Bureau of Land Management (the “BLM”), Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.  During 2010, the Company posted an additional $0.9 million of reclamation bonds with the State of Nevada for Reward which is supported by a surety.

Development of Reward

In January 2011, the Company commenced Phase 1 infrastructure development work on Reward, which is being funded out of current cash balances. The bulk of Reward Mine construction costs will be incurred during Phase 2 construction. Initiation of Phase 2 work will be dependent upon a number of factors including availability of adequate financing, free cash flow from Briggs, availability of equipment, personnel and other financing and logistical issues. Phase 2 activities include the construction of leach pad facilities, purchase or lease of a semi portable crushing plant, and the installation of offices, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other Phase 2 development activities.

Montana Regulatory Authorities May Impose Additional Reclamation Requirements On Our Closure Of The Kendall Mining Property That Would Significantly Increase Our Funding Requirements For Such Closure.

Atna’s wholly-owned subsidiary, CR Kendall Corporation (“CR Kendall”), is reclaiming and closing the Kendall mining property (“Kendall”) located near Lewistown, Montana. In 1999 and 2000, the Montana Department of Environmental Quality (“MDEQ”) revised the required reclamation cash account from the existing $1.9 million to approximately $14.2 million. The Company believes the revised bond amount exceeds the cost of remaining work and our subsidiary filed an administrative appeal to the MDEQ’s actions, which is still pending. In February 2001, CR Kendall entered into an agreement with the MDEQ under which the $1.9 million supporting the then existing bond was transferred to an interest bearing account at the MDEQ for use in continuing reclamation at Kendall and the appeals regarding bond amounts were stayed.

In January 2002, CR Kendall became aware that the MDEQ intended to proceed with an environmental impact study (“EIS”) to determine the closure requirements for final reclamation at Kendall. This EIS remains unfinished. Depending on the outcome of the EIS, the reclamation costs may vary from the current estimate. The release of our financial obligation on the property will only take place once the regulatory agencies have given final approval to all closure measures and are satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with the mine closure. The amounts necessary to achieve a final mine closure may be impacted by the outcome of the described pending matters and Atna may not have sufficient funds to complete the Kendall reclamation if such matters are resolved adversely to Atna, which would have a material adverse effect on our business.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Atna Resources Ltd. was incorporated for a perpetual duration under the Company Act of  the Province of British Columbia, Canada, on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995. The Company’s business is to explore, acquire, develop, and mine precious metals, uranium and other mineral properties.

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

During the past three fiscal years, the Company’s capital and exploration expenditures have been incurred on projects located in the United States. The Company’s expenditures during the last three years have focused on property development, reserve and resource development, and general corporate purposes. During the period from 2008 to 2010, the Company has spent $20.2 million on mine development, $3.1 million on exploration and $18.3 million on general corporate purposes. General corporate purposes primarily include, profit or loss on sales, net interest expense, cash used to build inventories, spending on asset retirement obligations and increases in restricted cash.

The Company’s expenditures have been financed primarily from proceeds from asset sales, debt financings, equity and the exercise stock options as follows:

Financing Source	2010	2009	2008	Total

Proceeds from asset sales	287,600	70,500	20,020,000	20,378,100
Net Proceeds from equity financings	8,292,900	-	-	8,292,900
Net Proceeds from debt financings	-	14,940,100	-	14,940,100
Exercise of stock options	101,800	(7,400)	568,100	662,500

Total financing sources	8,682,300	15,003,200	20,588,100	44,273,600

The Company has sufficient working capital to meet general corporate purposes, support Briggs if free cash flow is not achieved, Phase 1 infrastructure development at Reward and debt service costs for the next 12 months.

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

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the Western United States. The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

Production at Briggs during 2010 included the mining of 2.4 million tons of gold ore containing 38,000 ounces of gold at a strip ratio of 3.3 tons of waste per tons of ore to produce 25,100 ounces of gold in dore. Approximately 25,100 ounces were sold at an average gold price of $1,210 per ounce. Estimated mined recoverable gold inventory at year end was 13,590 ounces in all stages of processing.

The Company’s primary focus for 2011 is to increase the value of its four core gold mining properties: Briggs, Pinson, Reward and the Columbia mining project (“Columbia”). The Company’s near-term strategy is to focus on producing positive cash flow from production operations at Briggs with the goal of reaching targeted production rates of approximately 35,000 to 39,000 ounces in 2011. The Company commenced Phase 1 infrastructure development activities at its Reward Mine project in January 2011 with the commencement of fence construction, water well drilling, power line development and initiation of final design engineering. The goal is to complete the financing of this project in 2011 to commence final construction activities by late 2011.  Additional metallurgical testwork and further baseline environmental studies will be conducted at Columbia and the Company is working with its partner at Pinson to further activities at that site. These activities will provide a long term pipeline of development opportunities for the Company.

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s 2008 sale of its royalty portfolio provided approximately $20 million of net proceeds, which was sufficient to re-start and operate Briggs without additional financing until October 2009 when Atna closed C$1.5 million in convertible debentures. In December 2009, the Company closed the Gold Bond Financing and in December 2010, the Company closed a $9.2 million bought deal equity offering. The Company does not expect the exercise of options and warrants to be a significant source of funds during 2011.

The Company’s other significant assets include exploration joint venture agreements with Yamana Gold Inc. (“Yamana Gold”) on the Clover property and with Golden Predator Royalty and Development Corporation (“GPRD”) on the Adelaide gold exploration property (“Adelaide”) located near Winnemucca, Nevada and the Tuscarora gold exploration property (“Tuscarora”) located near Elko, Nevada. Kendall is in the final stage of reclamation and closure activities, principally relating to a final EIS, top soil placement and water management.

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

The marketing of metals is affected by numerous factors, many of which are beyond our control. Such factors include the price of the mineral in the marketplace, imports of metals from other nations, demand for metals, the availability of adequate refining and milling facilities, and the market price of competitive metals used in the same industrial applications. The market price of metals is extremely volatile and beyond our control. Gold prices are generally influenced by basic supply/demand fundamentals, inflation, alternative investment markets, and the strength or weakness of the US Dollar. The market dynamics of supply/demand can be heavily influenced by economic policy; e.g., central banks sales/purchases, political unrest, conflicts between nations, and general perceptions about inflation. Fluctuating metal prices may have a significant impact on our results of operations and operating cash flow. Decreasing mineral prices will adversely affect the market values of our properties and may lead to the recording of asset impairments.

The decision to put a mine into production and the commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. Between 2006 and 2010, the average annual London PM Fix price per ounce of gold has steadily increased from $603 to $1,225. The economics of a mine may change over time due to gold price fluctuations during the project’s life. Although it is possible to protect against price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk to the mining industry. The Company’s open hedge positions as of December 31, 2010, consist solely of the Gold Bonds.

The exploration, development, and production programs conducted in the U.S. are subject to local, state, and federal regulations regarding environmental protection. A significant amount of the mining and exploration activities are conducted on public lands. The BLM regulations cover mining operations carried out on most other public lands. Exploration for or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of water sources, waste materials, odor, noise, dust and other environmental protection requirements adopted by federal, state and local governmental authorities. As a result, environmental assessment or environmental impact studies may be required before any proposed exploration work or production activities can be commenced. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations.

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

The Company owns all or the rights to all of the issued and outstanding shares of the common stock of Canyon, incorporated by virtue of the General Corporation Laws of the State of Delaware. The above organizational chart reflects the Company’s legal ownership of significant active subsidiaries and ownership interests in various gold properties as of the date of this Annual Report on Form 20-F. Properties are routinely acquired, sold, subjected to a joint-venture, or abandoned in the ordinary course of business.

D.	Property, Plant and Equipment

Summary of Mineral Reserves and Resources

Gold Mineral Reserves – Proven and Probable at December 31, 2010 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	4,794	0.021	103,000
Probable	4,853	0.020	98,000

Briggs reserves	9,647	0.021	201,000

Reward (2) - 100% Atna
Proven	1,444	0.026	38,140
Probable	6,264	0.023	142,710

Reward reserves	7,708	0.023	180,850

Total reserves	17,355	0.022	381,850

1.	Briggs 0.007 opt incremental leach cut-off grade using $1,025 per ounce gold
2.	Reward >$0.01 net incremental value using $1,025 per ounce gold
3.	Briggs reserves are current to December 31, 2010 and have been reconciled for mine production

Gold Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	10,326	0.022	231,964
Reward - 100% (2)	1,744	0.027	46,400
Pinson - 30% (3,4)	346	0.454	157,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	18,644	0.038	710,564

Indicated
Briggs - 100% (1)	20,331	0.019	379,927
Reward - 100% (2)	9,259	0.023	212,300
Pinson - 30% (3,4)	406	0.400	162,200
Columbia - 100% (5)	11,295	0.043	487,200
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	43,673	0.030	1,294,327

Measured & indicated
Briggs - 100% (1)	30,657	0.020	611,891
Reward - 100% (2)	11,003	0.024	258,700
Pinson - 30% (3,4)	752	0.424	319,200
Columbia - 100% (5)	16,665	0.045	741,600
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	62,317	0.032	2,004,891

Inferred
Briggs - 100% (1)	15,183	0.017	262,682
Reward - 100% (2)	2,819	0.018	51,300
Pinson - 30% (3,4)	1,012	0.340	344,000
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	34,863	0.035	1,210,982

Silver Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Technical Report Cecil R gold Property, March 2, 2010
7.	Resource estimates include proven and probable reserves

Mr. Alan Noble of Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on Briggs Project, March 2009.” Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and worked under the supervision of Mr. Robert L. Sandefur as independent qualified person for those sections of the technical report. Mineral Reserves and mineral resources and reserves were updated by Mr. Read as Principal Mining Engineer, under the supervision of Mr. Sandefur as Qualified Person, to December 31, 2010 to account for 2010 mining at Briggs, price, cost and design parameter changes.

Dr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of Reward feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, is the independent qualified person who updated the previous work and was responsible for preparing the ore reserve estimate and mine plan as of December 31, 2010.

The updated mineral resource calculation and technical report for Pinson with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by the technical reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

The Columbia resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate for the Cecil R satellite project (“Cecil R”). Mr. Sandefur is an independent Qualified Person and co-author of the technical report which will be filed for Cecil R on SEDAR.

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

PRODUCTION PROPERTY

Briggs Mine, California

Briggs was acquired by the Company in 1990.  It is located on the west side of the Panamint Range near Death Valley, California.  From the city of Ridgecrest, Briggs is accessed by State Highway 178, which passes through the mining town of Trona and to the ghost town of Ballarat, a distance of 42 miles.  The mine is reached from Ballarat by means of an improved dirt road which heads south and skirts the east side of Panamint Valley, a distance of eight miles.  The legal description of the project area is Townships 21 through 23, and Ranges 44 through 45 East, Mount Diablo Meridian.

The Company owns or controls 265 unpatented claims, including 15 mill site claims, covering approximately 3,300 acres, on land administered by the BLM, either directly or through leasehold interests. No royalties are payable at Briggs.  In addition to Briggs, the Company owns or controls four satellite projects located between two and four miles north of Briggs: Cecil R, the Jackson project (“Jackson”), the Mineral Hill project (“Mineral Hill”) and the Suitcase project (“Suitcase” and together with Cecil R, Jackson and Mineral Hill, the “Briggs Satellite Projects”). The Briggs Satellite Projects are located on a total of 22 unpatented claims and three patented claims either directly or through leasehold interests. All of the mining claims are located on land prescribed for multiple use management by the BLM.

Briggs was built by the Company in 1994. Mining at Briggs initially commenced in 1995 and ceased in early 2004 due to low gold prices. Mining and gold production re-commenced in 2009.  From 1995 through December 31, 2010, Briggs has produced over 585,000 ounces of gold.  During this time, over 91 million tons of rock has been mined by open-pit methods, including 28 million tons of ore.  Ore has been mined from a number of open-pits, including the Goldtooth, Briggs Main, Briggs South Ultimate (“BSU”), Argonaut and Briggs North, from south to north, respectively. In addition, a small amount of underground mining was performed from the bottom of the Briggs North open-pit in 2000 and 2001.

The 2011 operating plan for Briggs is expected to produce approximately 35,000 to 39,000 ounces of gold at an average cash cost for the year of between $750 and $820 per ounce produced. Approximately 60 percent of the gold produced for the year will be produced in the second half of 2011 under this plan. According to the plan, Briggs will crush and place on the leach pad approximately 2.8 million tons of ore containing 46,000 ounces of gold. The waste stripping ratio is projected to be 3.3 tons of waste per ton of ore. In-process gold inventory at year end 2010 was approximately 13,590 ounces, which provides a strong basis for 2011 production

All outstanding gold option hedge contracts for Briggs were closed out in 2010. The only remaining gold sales commitments are related to the Gold Bond Financing facility, which committed approximately 3,160 ounces per year at a price of $1,113 per ounce payable in installments over the remaining three years of such facility.

Production details for Briggs in 2010 and 2009 are shown in the following tables:

	First	Second	Third	Fourth	Total
Production Statistics for 2010	Quarter	Quarter	Quarter	Quarter	2010
Waste tons	1,418,700	2,081,900	2,042,500	2,289,400	7,832,500
Ore tons	644,200	485,400	649,500	601,900	2,381,000
Total tons	2,062,900	2,567,300	2,692,000	2,891,300	10,213,500
Ore grade (oz/ton)	0.015	0.014	0.019	0.016	0.016
Contained gold ounces mined	9,600	6,600	12,400	9,400	38,000
Gold ounces produced in doré	6,000	5,300	5,800	7,900	25,000
Gold ounces sold	5,500	5,700	6,200	7,800	25,200
Cash cost of gold production ($/oz)	$892	$1,021	$1,036	$878	$948

	First	Second	Third	Fourth	Total
Production Statistics for 2009	Quarter	Quarter	Quarter	Quarter	2009
Waste tons	280,600	1,008,200	1,171,900	792,700	3,253,400
Ore tons	232,500	180,100	330,000	591,600	1,334,200
Total tons	513,100	1,188,300	1,501,900	1,384,300	4,587,600
Ore grade (oz/ton)	0.039	0.014	0.015	0.013	0.018
Contained gold ounces mined	9,100	2,600	5,100	7,400	24,200
Gold ounces produced in doré	-	2,000	4,600	4,600	11,200
Gold ounces sold	-	2,000	3,900	5,000	10,900
Cash cost of gold production ($/oz)	na	na	$893	$923	$908

Note: Cash cost of gold production is a non-GAAP measure and is calculated utilizing Gold Institute standards.  Production accounting commenced at Briggs at the beginning of the third quarter.

Cash cost of production for 2010 and the fourth quarter bore period costs related to higher than life-of-mine average strip ratio. For full year 2010, the strip ratio was 3.3, while in the fourth quarter the strip ratio was 3.8. The Briggs mine plan is front end loaded with high waste stripping requirements due to deposit geometry. The remaining life-of-mine strip ratio is 2.8 which should result in lower future cash costs. Remaining life-of-mine average cash costs are currently projected to average $600 to $650 per ounce.

Additional factors that impacted operating costs in 2010 were increased costs for diesel fuel, lime, steel, and poor availability of timely equipment parts from equipment vendors. The major equipment vendors have already provided consignment inventories of spare parts to help mitigate this issue in the future.

Another factor contributing to high unit costs at Briggs was a poor reconciliation of mined ore to the mine model as mining progressed from the upper BSU pit through a peripheral transition zone to the lower Main Briggs pit. This issue resulted in the development of fewer ore tons than anticipated, reducing ore deliveries to the crusher and ultimately resulting in lower gold production than projected. Mining has progressed through this zone and the reconciliation of actual results to model is now performing as expected.

Capital spending for 2011 at Briggs is projected to be approximately $5.7 million. This amount includes approximately $1.2 million in capital lease and equipment note payments for major mining equipment, $3.0 million in spending towards completion of a 7.5 million ton expansion to the leach pad, and $1.2 million for exploration and development drilling. The leach pad project, due for completion in April 2011, is sufficient to meet life-of-mine stacking requirements and will allow Briggs to complete the current life-of-mine operating plan if no additional mineral reserves are added from ongoing exploration activities.

Additional infill and step-out drilling at Briggs began in January 2011 targeting several expansion opportunities that will provide a better understanding of the peripheral zones in the mine model and may increase reserves. Preliminary results of the drilling targeting the Briggs Deep zone has been successful in confirming the location and size of the mineralized zone and indicated the presence of a higher than average zone through the zone.

Gold reserves at Briggs have been updated to account for the following changes:

•	An increase in the three year trailing gold price outlook from $845 per ounce as of December 31, 2009 to $1,025 per ounce as of December 31, 2010,
•	2010 mine production,
•	An increase in slope angle in the east sector of the Briggs Main Pit,
•	A 5 percent increase in estimated direct operating costs between 2009 and 2010.

Briggs December 31, 2010 gold mineral reserves estimated using a 0.007 ounce per ton cut-off grade is shown in the following table:

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Briggs Main	Proven	2,711	0.016	44,600
	Probable	1,810	0.014	26,100
	Sub-Total	4,521	0.016	70,700
Briggs Main North	Proven	69	0.016	1,100
	Probable	223	0.023	5,100
	Sub-Total	292	0.021	6,200
Gold Tooth - North	Proven	827	0.031	25,600
	Probable	1,478	0.022	33,200
	Sub-Total	2,305	0.025	58,800
Gold Tooth - South	Proven	1,167	0.026	30,800
	Probable	1,287	0.025	31,900
	Sub-Total	2,454	0.026	62,700
Argonaut	Proven	19	0.051	900
	Probable	55	0.032	1,700
	Sub-Total	74	0.036	2,600
Total - Briggs Reserves	Proven	4,793	0.021	103,000
	Probable	4,853	0.020	98,000
	Grand Total	9,646	0.021	201,000

The cutoff grade utilized was calculated utilizing current operating cost structures and an estimated 80 percent gold recovery. The expected gold recovery was determined based on the historical recoveries from the mine during its previous operating period from 1996 to 2004. The estimate shown above does not include 715,000 tons of in-pit inferred material containing approximately 11,700 ounces of gold. This material is currently considered as waste in the overall mine plan. The remaining life of mine waste to ore stripping ratio decreased from 2.8 to 2.1. The decreased strip ratio was primarily due to the excess of waste mining during 2010.

The following table rolls forward the ounces of gold mineral reserves contained in Briggs for the year ended December 31, 2010:

	Beginning		Other	Ending
	2010	Production	Changes	2010
Proven	127,200			103,000
Probable	105,500			98,000

Total Briggs Reserves	232,700	(38,000)	6,300	201,000

Briggs December 31, 2010 mineral resources estimated using a 0.006 ounce per ton cut-off grade is shown in the following table:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	10,326	0.023	232,000
Indicated	20,331	0.019	379,900

Measured and Indicated	30,657	0.020	611,900

Inferred	15,183	0.017	262,700

Mobile equipment at Briggs includes seven 85- to 100-ton trucks, three 15-cubic-yard loaders, two blast-hole drills, four dozers, and two graders. The three-stage crushing plant at Briggs has a nominal capacity of 600 to 700 tons per hour depending on hardness of ore feed. Ore is typically crushed in three stages to 80 percent minus ¼ inch size and conveyor-stacked on the leach pad for leaching.  Gold recovery at this crush size is estimated to be approximately 80 percent. The gold recovery plant utilizes the carbon absorption and desorption process to recover gold from solution and the refinery utilizes conventional furnace technology. Power for the mine is currently supplied by four 1.1 megawatt diesel generators.

The life-of-mine plan for Briggs mining operations is located entirely within the existing permit boundary area. However, a portion of the mine plan area will require an amendment to the existing reclamation plan and placement of additional reclamation bonds prior to mining. Reclamation activities are conducted concurrently whenever possible as mining occurs. In areas of new mining, topsoil is being reclaimed and stockpiled for future reclamation work.

Briggs operates under the requirements of the following significant permits and agencies:  (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time.   High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss- amphibolites rock units..  The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900s and remains an important ore control at Briggs.

DEVELOPMENT PROPERTIES

Reward Mine, Nevada

Reward is located on approximately 1,600 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty.  Access is gained via state highway 95 to the site access road turnoff followed by a two mile gravel access road. Atna holds 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025. The leases carry a three percent NSR royalty.  During 2006, the Company acquired six patent placer claims totaling 220 acres for $0.1 million and a residual three percent NSR royalty. Atna now owns or leases 116 unpatented lode mining claims, three unpatented placer claims, and six patented placer claims.

In March 2008, the Company completed a positive economic feasibility study for Reward. The feasibility study recommended development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

Gold reserves at Reward have been updated to account for the following changes:

•	An increase in the three year trailing gold price outlook from $845 per ounce as of December 31, 2009 to $1,025 per ounce as of December 31, 2010,
•	A 5 percent increase in estimated direct operating costs between 2009 and 2010.

Reward December 31, 2010 gold mineral reserves estimated using a positive internal net value is shown in the following table:

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Reward	Proven	1,371	0.027	36,700
	Probable	5,960	0.023	135,900
	Sub-Total	7,331	0.024	172,600
Gold Ace	Proven	73	0.021	1,500
	Probable	305	0.022	6,800
	Sub-Total	378	0.022	8,300
Total Reward Reserves	Proven	1,444	0.026	38,200
	Probable	6,265	0.023	142,700
	Grand Total	7,709	0.023	180,900

The estimate shown above does not include 583,000 tons of in-pit inferred material containing approximately 10,500 ounces of gold. This material is currently considered as waste in the overall mine plan.

The following table rolls forward the ounces of gold mineral reserves contained in Reward for the year ended December 31, 2010:

	Beginning	Price & Cost	Ending
Category	2010	Changes	2010
Proven	37,200	1,000	38,200
Probable	136,500	6,200	142,700

Total Reward reserves	173,700	7,200	180,900

The Reward operation is expected to produce approximately 144,600 ounces of gold over a five year mine life at estimated average cash cost of $547 per ounce of gold produced. Reserve estimates were based on an updated estimate of operating costs and a target gold recovery of 80 percent. The life-of-mine waste to ore strip ratio is 2.7. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet and capitalized stripping of $24.4 million. The project capital and economic outlooks were updated by the Company to account for higher gold prices, increased ore reserves and higher consumable and labor costs.

Mining operations at Reward will utilize conventional 100-ton open pit trucks and 15-yard loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Target gold recovery is 80 percent for the project. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either Briggs in Inyo County, California, or to a third party processing facility.

Reward has received permits required to initiate development activities. A project office has been opened in Beatty, Nevada and fence construction and the drilling of the production water well commenced in January 2011. Other near term development activities include the completion of design engineering, development of contractor bid packages, access road upgrade and power line construction. Anticipated cost for this phase of work will be approximately $3.0 million. In addition to the development activities already commenced, the Company is planning a $1.0 million development and exploration drill program at the site to extend mineralization adjacent to the existing designed pit limits.

Phase 2 activities include the construction of leach pad facilities, purchase of a 500-ton per hour capacity semi-portable crushing plant, and installation of an office, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other construction activities. Timing on this construction phase will be dependent upon a number of factors including the availability of free cash flow from our Briggs operation, availability of equipment, staffing and other financing and logistical issues. We anticipate that Phase 2 construction could be completed within a nine to twelve month period after the completion of initial Phase 1 development activities.

Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately $2.5 million. The cost for reclamation and closure bonds of approximately $5.9 million was estimated using the State of Nevada statutory cost estimating model and has been approved by State regulatory authorities. An initial bond of $0.9 million backed by surety has been posted to cover Phase 1 activities. These amounts are in addition to the capital estimates stated above.

Reward contains an intensely sheeted, north-south shear zone and associated veins, which vary from steeply dipping to modest dip (45 degrees) to the east, within a sequence of quartzitic beds, schists, and dolomites. The Reward gold-mineralized structure has been sampled by more than 310 holes totaling more than 100,000 feet drilled by a number of mining entities over the past 15 years. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 400 feet along the Reward structure. The width of mineralization within the structural zone ranges from a few feet to up to 200 feet. The mineralized structure remains open and untested at depth and along strike to the south.

During 2009 work was completed on an Environmental Assessment for Reward and the BLM signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of reclamation bonds, will allow Atna to commence construction of the Reward mine facilities. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all weather road about ten miles north of the Golconda Exit from Interstate Highway 80.  The property is located on the Getchell Gold Belt in north-central Nevada where it intersects the north end of the Battle Mountain Eureka trend.  Prior to 2000, Pinson produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods.  Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged Comus Formation.  Mineralization is focused along and adjacent to the Getchell Fault zone.

In April 2009, Atna entered into a Mining Venture Agreement (the “MVA”) for Pinson with PMC. Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent. PMC is the project manager.

Over $50 million has been spent on Pinson by the joint venture partners since 2004 and as of December 30, 2010, the Company’s share of that expenditure is approximately $15.3 million, which has been expensed for accounting purposes. The 2011 budget for Pinson includes ongoing underground pumping and maintenance operations. Atna’s share of the 2011 budget is $0.4 million.

PMC has completed an in-house review of Pinson for both underground and open pit mining potential, but did not develop a project that was immediately attractive to Barrick for development. Atna believes that the underground development potential at Pinson is attractive. As a result, the MVA partners are engaged in an active dialogue concerning the future direction of this project.  Should PMC decide to sell their interest, then Atna retains a right of first refusal to match any offer within 60 days of that offer being presented to Atna.

Pinson is made up of a number of property parcels that are either wholly-owned or under lease/option  The property includes 3,800 acres of patented fee lands, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims, and 1,362 acres of leased federal unpatented lode claims. A total of 553 unpatented federal lode mining claims (both owned and leased) are included in the property position. Total acreage controlled by the joint venture is 14,018 acres. The property is subject to NSR royalties varying from 3.5 percent to 7.5 percent on various claim groups within the property.

In June 2007, the Company completed an updated technical report on Pinson and revised the mineral resource calculations based upon all available data from its work through June 2006. PMC completed substantial exploration work on Pinson subsequent to this resources estimate and that work has not been incorporated, as of the date of this Annual Report on Form 20-F, into a revised technical report compliant with National Instrument 43-101 (“NI 43-101”).

The June 2007 mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.20 oz/ton:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	1,152	0.454	523,200
Indicated	1,353	0.400	540,600

Measured and Indicated	2,505	0.425	1,063,800

Inferred	3,374	0.340	1,146,600

Atna commenced a drill program in August 2004, to define a resource and to acquire geotechnical data in two target areas from near surface to a depth of 1,500 to 2,000 feet. Drilling focused on the relatively shallow portions of the CX zone and on the Range Front zone. A total of 30 holes, including about 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails were completed in February 2005.

In 2006, PMC completed a detailed gravity survey within the area of interest. This work was followed by exploration and delineation drilling in 2007 and 2008. A total of 163 drill holes were completed consisting of 50,700 feet of RC drilling and 61,900 feet of core drilling. Surface drilling consisted of 103 drill holes, underground drilling total 60 drill holes. Combined drill footage was 112,600 feet. This drilling targeted the Summer Camp, HPRI04, Range Front, Ogee and CX underground resources areas and the Mag open pit resource area. In general, the drilling program did not extend any of the known resources significantly. Drilling was suspended in December of 2008. In 2008, underground exploration drifting was re-started with 2,000 feet, of drift excavation completed. The underground drift was designed to allow delineation drilling to be completed in the CX, Ogee and Range Front Zones. The underground excavation contract was terminated in January of 2009. Over 4,000 feet of underground drift and workings have been completed at the site.

Underground workings at Pinson are being de-watered using deep de-watering wells. A total of four wells have been drilled and two rapid infiltration basins have been constructed. Additional water rights to allow the underground project to be de-watered at rate required to support underground mining operations were applied for with the Nevada Division of Water resources and granted in February 2009. In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined ores. A second portal collar was also established for a planned secondary access to the underground workings. Under MSHA regulations, commercial stoping of ores may only be conducted once dual access has been established.

Pinson is currently being operated under a permit that authorized mining of less than 36,500 ore tons per year from underground workings. Modification of this permit by administrative amendment will be required before commercial production rates can be contemplated.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the properties is by dirt roads from a paved highway that crosses near the property.  The patented claims are subject to NSR royalties that range from zero to six percent.

The Company engaged an independent engineering firm with Qualified Persons (as deined in NI 43-101), to complete an NI 43-101 compliant “Technical Report and Mineral Resource Estimate for the Columbia Project”  in 2009 and an additional report titled “Technical Report and Preliminary Assessment on the Columbia Project” (“PEA”) was completed in May 2010. Results of these studies demonstrate favorable economic potential for the project.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.02 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the PEA with supporting metallurgical test work:

	Tons	Gold	Contained	Silver	Contained
Category	(x1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Measured	5,370	0.047	254,400	0.155	831,100
Indicated	11,294	0.043	487,300	0.116	1,304,400

Measured and Indicated	16,664	0.045	741,700	0.128	2,135,500

Inferred	10,705	0.042	453,600	0.097	1,035,800

Columbia PEA Highlights

•
Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life at an estimated cash cost of $639 per ounce of gold, net of by product credits.

•	Pre-tax discounted net present value at $1,025 per ounce of gold and $16.60 per ounce of silver of $111.5 million at discount rate of five percent, giving an internal rate of return of 27 percent.
•	Estimated capital expenditures of $72.2 million and a payback of 3.3 years.

The PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate.  Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The PEA is an estimate of the economic viability of the project and does not contemplate a number of important engineering or regulatory factors. Further study is required prior to making a production decision. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The PEA developed a number of recommendations for future work.  These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficient to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

The project’s geologic model is presently being updated to incorporate detailed geologic information to assist in proper placement of drillholes for metallurgical sampling. Metallurgical and geotechnical drilling and testing is planned for later this year. Ongoing work at the site includes data collection for use in baseline environmental studies.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, as well as in a lower grade shattered zones between the high grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

The Company is planning additional metallurgical test work, environmental base-line studies, and economic analysis of the process alternatives during 2011 with the goal of narrowing the project’s development alternatives and began mine permitting.

Columbia is not currently permitted for development. Columbia is located on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions. An environmental impact statement and the permitting process will require completion before any development activities can take place on the property.

Stonewall Mountain
N
To Great Falls MT
200
Krohn Lake
Keep Cool Lakes
Flesher Lakes
T15N
T14N
Blackfoot River
Lincoln
Lincoln Airport
Seven-up-Pete Creek
Swede Gulch
Swede Hollow
Columbia
Black Diamond
Horsefly Creek
Willow Creek
Liverpool Creek
Keep Cool Creek
Landers Fork
Humbug Creek
South Fork
Herrin Lakes
Crater Mountain
R6W
R7W
2 Miles
Lewis & Clark Co.
MONTANA
Explanation
Major Road
Secondary Road
River
Creek or Drainage
Gold Deposit
To Choteau
Augusta
237
To Great Falls
200
434
Craig
Detail Area
Lincoln
Wolf Creek
279
15
Canyon Creek
Marysville
Silver City
York
Lakeside
Helena
To Butte
20 Miles
Lewis & Clark Co.

Location Map
Columbia Gold Property
Lewis & Clark Co., Montana

Briggs Satellite Projects, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010.  The following table displays the mineral resource estimate using a cutoff grade of 0.01 oz/ton. This cutoff grade is higher than the cutoff grade utilized at Briggs to account for potentially the increased ore haulage costs at Cecil R.

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	858	0.024	20,800
Indicated	2,382	0.022	52,700

Measured and Indicated	3,240	0.023	73,500

Inferred	5,144	0.019	99,400

Work at Cecil R leading up to the new NI 43-101 resource estimated included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

Work on Cecil R will continue during 2011 with economic evaluation of the newly defined resource, baseline environmental studies, metallurgical testing, permitting and potentially infill drilling to upgrade resource classification.

In 2006, Atna acquired Suitcase and Mineral Hill for 30,000 shares of common stock of Atna. Suitcase and Mineral Hill are located east and upslope from the Cecil R and Jackson properties.  In addition, Atna will pay a total of $135,000 in ten yearly installments, plus a three percent NSR royalty that may be reduced to one percent for $0.5 million per point of reduction.

Both Suitcase and Mineral Hill have been actively explored by a number of mining companies since the early 1980s.  In 1990, Pegasus Gold Corp conducted detailed helicopter supported exploration work, including an 8,033 foot drilling program at the properties. Cimarron Resources completed a 3,625 foot drill program at Suitcase in 1997. These programs confirmed both areas as having significant quantities of gold mineralization. Most holes averaged only 100 to 200 feet in vertical depth and the deeper potential of both properties, particularly Mineral Hill with its steep structural controls on gold mineralization, remains to be tested.

Any new open-pit developments on the Briggs Satellite Projects outside the existing Briggs plan of operations area may be required to comply with the Backfill Regulation. However, certain California statutes and regulations recognizes that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover property (“Clover”) is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 2,000 acres. Access to Clover is via all weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. The topography on the property is moderate, rising to 6,400 feet above sea level off the 5,000 feet above sea level pediment covered valley bottom. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty and exercised that option to control the property.  The Company optioned Clover to Yamana Gold in November 2006. Yamana Gold has been exploring Clover since that time and has now completed all cash payments to Atna required under the terms of the earn-in agreement ($0.4 million), but must complete the remaining portion of the work requirements of its earn-in.

To date, Yamana Gold has spent approximately $1.3 million of the required $3.3 million in exploration expenditures. Over the course of the next 18 to 24 months, dependent upon when permits are received, Yamana Gold must spend an additional $2.0 million in exploration expenditures to complete the expenditure requirement and to earn a 51 percent venture interest in the project. Upon completion of these initial vesting requirements, Yamana Gold  may elect to earn an additional 19 percent interest in Clover (70 percent total) by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana Gold earn an interest in Clover, Atna will retain either a 49 percent or 30 percent interest.

During 2007, Yamana Gold carried out geological mapping, geochemical surveying and drilling on Clover. Yamana Gold completed seven drill holes totaling 5,300 feet before suspending the program due to winter weather conditions. The holes ranged in depth from 600 feet to 915 feet and were inclined at various angles to cut the structural zones thought to host the gold and silver mineralization.

Yamana Gold completed a second round of drilling in 2008 that included 10 RC drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. In 2008, Yamana Gold cut several zones of gold mineralization in the Clover target area including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

Yamana Gold is completing permitting activities required by the BLM to allow a third round of drilling. Yamana Gold anticipates that the BLM will grant the permits before the end of the second quarter of 2011 and drilling is to commence shortly thereafter. Planned work in 2011 includes drilling to extend and in-fill gold mineralization in the Clover area and an initial round of drilling on the Saddle target, located in the northern portion of Clover where seven new drill sites are planned.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains.  The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.  These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district.  Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (0.020-0.070 ppm). Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend.

Kelly Creek Ranch
R43E
R44E
THE KNOLLS
JAKE CREEK
Hamand Ranch
SNOWSTORM MOUNTAINS
LAKE CREEK MOUNTAIN
SOUTH LITTLE HUMBOLDT RIVER
JAKE CREEK MTN. X
Miners Gold Mine
Elk Prince Mine
Little Jewel Mine
Rex Mine
Link Mine
Midas
Midas Mine
Jackson Mine
Esmeralda Mine
OWYHEE BLUFFS
T39N
T38N
Wilkinson Ranch
SR 789
N
Desmond Ranch
LANDING STRIP
Upper Clover Ranch
SQUAW VALLEY
Clover Project
Lower Clover Ranch
T38N
T37N
HUMBOLDT CO., NV.
ELKO CO., NV.
Hot Springs Ranch
R44E
R45E
R45E
R46E
0 1 2 3 4 5
MILES
Paradise Valley
Detail Area
Tuscarora
Humboldt Co.
Midas
Elko Co.
Winnemucca
Golconda
80
Lander Co.
Eureka Co.
Elko
Battle Mountain
80
Carlin
Palisade
Beowawe
Pershing Co.
20 Miles
Nev.
Explanation
Major Road
Secondary Road
Gold Deposit
Clover Project
Elko County, Nevada

Tuscarora and Adelaide Properties, Nevada

On February 15, 2008, the Company entered into an Option Agreement with GPRD, whereby GPRD would assume the obligation of Atna regarding the option with Newmont Mining Corporation on Adelaide and Tuscarora. GPRD is obligated under its Option Agreement to complete $3.0 million in expenditures by end 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. At the end of 2010, a total of approximately $2.6 million had been spent toward the total spending requirements. As of March 2011, GPRD has informed the Company that they have reached the $3.0 million expenditure requirement to earn 100 percent equity position.

Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year. Atna received 0.3 million shares of GPRD as its 2010 option payment for the properties. In addition, Atna shall retain an NSR royalty of up to 1.5 percent but not less than 0.5 percent.  When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

Adelaide is located about 30 miles south of Winnemucca, Nevada and is accessed by state highway 294 to improved dirt road for two miles. Tuscarora located about 48 miles south of Elko Nevada via state highway 225 to highway 226.

The Adelaide property is part of the Gold Run Mining District, which has been active since the late 1870's. The largest past producer within the property, the Crown Mine, was operated intermittently from the early part of the century into the early 1940's. It has produced approximately 19,000 ounces of gold and 345,000 ounces of silver from a combination of open pit and underground workings. The most recent mining on the property took place from 1988 to 1991; a small open pit operation south of the Crown Mine that produced a total of 4,900 ounces of gold and 53,500 ounces of silver from the Margarite and Recovery vein zones.

In 2008 and 2009, GPRD completed two drilling programs and in August 2009, GPRD completed an NI 43-101 compliant technical report on Adelaide. The technical report summarized all past exploration, including successful exploration results from the company’s 2008-2009 drilling program, where several +1.0 ounce/ton gold intercepts were intersected. Potential for high grade, bonanza vein-style system was demonstrated in the drilling. A work plan was recommended consisting of detailed mapping, compilation work, RC and diamond drilling, and three dimensional modeling.

GPRD has initiated permitting with the BLM and the State of Nevada to drive an exploration drift on Adelaide to advance delineation drilling and metallurgical testing on the Margarite vein.The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling platforms. These drill platforms will allow GPRD to further delineate the know mineralization and to continue testing the same structure down-dip, and also test parallel vein targets.

At Adelaide, gold mineralization is hosted within Tertiary banded epithermal quartz-chalcedony veins and vein stockworks within the Cambrian Preble Formation phyllites. Gold grades within the veins vary widely, but bonanza-grades have been encountered in previous drilling by Newmont and the current operator GPRD.

Tuscarora hosts numerous gold mineralized low-sulfidation, quartz-chalcedony-adularia veins and mineralized shear zones.  Gold bearing veins are hosted within Eocene intermediate volcanic and volcaniclastic rocks. Tuscarora has seen recent production from the Dexter Mine (1988-1991) where a small open pit gold deposit was exploited by Horizon Gold Shares. Only limited work is being conducted by GPRD on this property.

Sand Creek Uranium Joint Ventures, Wyoming

In August 2006, the Company entered into a Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement (the “Sand Creek Agreement”) with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (the “Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Agreement (the “Sand Creek Supplemental Agreement”). Under the Sand Creek Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. During 2010, Uranium One spent approximately $0.2 million on Sand Creek JV activities. As a result, Uranium One’s equity interest in the Sand Creek JV increased to 35 percent while Atna’s interest decreased to 65 percent.

If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project.  At termination or completion of the Sand Creek Supplemental Agreement, the Sand Creek Agreement will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures.

The Sand Creek JV area was identified by the Company and its former joint venture partners during a uranium exploration program in the early 1980s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. Within the program area, uranium drill hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll front type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet thick.  All of the claims are underlain by the uranium host rocks of the Chadron Formation.

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

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8.  The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. The Company does not control the timing of future drilling operations under the terms of the supplemental agreement.

Douglas
Scott's Ranch
Wallis Ranch
Graves School
Orin Junction
North
Platte
River
Glendo Reservoir
Grey Hills
Fero Draw
CONVERSE CO.
PLATTE CO.
R72W
R71W
R70W
R69W
R68W
T 33 N
T 32 N
T 31 N

To Gillette
Bill
59
Rolling Hills
95
Glenrock
Orpha
To Casper
25
Douglas
Lost Springs
18/20
94
Mckinley
To Weatland
Esterbrook
N
20 Miles
Converse Co., Wyoming

Wyoming
Converse Co.

Explanation
Major Road
Secondary Road
River
Creek or Drainage
Uranium Deposit

Location Map
Sand Creek Venture
Uranium Property
Converse Co., WY

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana.  The fee mineral rights underlie surface rights owned by other parties.  The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential.  The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within 50 miles east and west of Missoula, extending to the Idaho State line, and within 60 miles west of Kalispell in north western Montana. The mineral rights contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. Approximately 860,000 acres of the total mineral rights package was placed under contract for sale in 2008, but failed to close. In 2010, the Company recovered escrowed funds in 2010 totaling $0.25 million in connection with this contract.  The Company is in the process of subdividing this package for exploration joint venture or sale.

Blue Bird Prospect, Montana

The company owns a 100% interest in 87 unpatented mining claims (the “Blue Bird Prospect”) in the Granite County, Montana located approximately 40 road miles southwest of the town of Phillpsburg, Montana. The property adjacent to the Blue Bird Prospect, which is not controlled by the Company, is located on a sedimentary-hosted copper-silver occurrence similar to the copper-gold mineralization at the Troy, Rock Creek and Montanore deposits located to the northwest in Lincoln County, Montana. Copper-silver mineralization is strataform and hosted by units of the Bonner Formation of the Precambrian Belt Supper Group. Anaconda Corporation drill tested the Blue Bird Prospect in the late-1970s and early-1980s and more recently by General Minerals Corporation had an option on the property. Historic Anaconda drill hole intercepts include 19 feet grading 1.93% copper and 0.88 oz/ton silver. The Company has not conducted any surface work on its claims but plans reconnaissance level sample and mapping in 2011.

Tram Prospect, Nevada

The Tram prospect (the “Tram Prospect”) consists of 22 load claims, is located at the very western end of Yucca Mountain about 15 miles north of Reward and 6 miles east of the town of Beatty in southern Nye County, Nevada.  The Tram Prospect covers an area of intense advanced argillic alteration, silicification and disseminated limonite after pyrite hosted in andesitic to dacitic volcanic rocks of Miocene Age. The setting is similar to the area surrounding the shutdown Bullfrog Mine (“Bullfrog”), which was operated by Barrick, about 8 miles to the west.  Two wide-spaced reconnaissance RC holes drilled on the Tram prospect in the mid-1980s intersected several 10-foot to 30-foot zones of 0.01 to 0.02 oz/ton gold. The area is thought to be floored by a major north dipping detachment-style low-angle fault that served as the primary plumbing control for gold bearing hydrothermal fluids at Bullfrog. The detachment fault has been mapped from Bullfrog to about 4 miles south of the Tram Prospect where it also hosts gold mineralization mined in two small open-pits in the 1980s. Production from these pits was about 130,000 ounces of gold.

No work is anticipated at the Tram Prospect for the 2011 field season. The Company is planning to offer this property for joint venture.

Atlanta Prospect, Nevada

The Atlanta gold prospect (the “Atlanta Prospect”) is located in Lincoln County, Nevada. Atna has 135 unpatented federal lode claims covering possible strike and dip extensions of gold-silver mineralization centered at the Atlanta Prospect. The Atlanta Prospect produced approximately 147,000 ounces of gold and three million ounces of silver grading 0.08 oz/ton gold (2.7 g/t gold) and 1.6 oz/ton silver (55.9 g/t silver) between 1979 and 1985 via open pit methods. Gold-silver mineralization is epithermal in nature and is hosted along the margin of the Oligocene Indian Peak caldera principally within the young volcanic rocks. Mineralization is associated with hydrothermal breccias, moderate to strong silicification, banded to massive chalcedonic veining, and pervasive argillization of the hanging wall volcaniclastics (intra-caldera fill). Surface geologic mapping and sampling at the Atlanta Prospect is planned for the 2011 field season.

Canadian Properties, Yukon and British Columbia

Atna holds mineral rights, and in one case patented mineral and surface rights, in four properties located in the Yukon and British Columbia. Two of the properties are volcanogenic base metal massive sulfide (“VMS”) targets; one property is a Sedex base metal and gold property and one property is a volcanic rock-hosted gold prospect.  Two of the properties have measured historic resources (non-NI 43-101 compliant), while the remaining two properties are at various stages of exploration. Since the 1997 field season, only a minimal amount of exploration work has been conducted on the properties as the Company shifted its primary interest to gold. Two properties with historic resources have seen a limited amount of core drilling while the other two properties remain undrilled. All of the properties have been explored to some extent in the past by means of geochemical sampling, geological mapping, and various geophysical techniques. All of the four properties have significant potential and warrant continued exploration for the discovery and development of base and precious metals.

No work program is presently contemplated for these properties and the Company is currently offering these properties for sale or joint venture.

ROYALTY INTERESTS

In January 2010, Atna acquired a 1.5 percent NSR royalty pertaining to approximately four sections of land within the area of interest of Pinson. One of these sections contains gold resources previously announced by Atna.

In May 2010, the Company sold its remaining minor interest in the Celeste copper property (“Celeste”) in Chile. Pursuant to this sale, the company retained an uncapped 0.5% NSR royalty to commence on the fifth year following the onset of commercial production at Celeste.

In June 2010, Atna relinquished its remaining minor interest in the Ty VMS property joint venture in Yukon, Canada in exchange for an uncapped 1.0% NSR royalty interest.

In September 2008, the Company sold a portfolio of royalty interests for $20 million. The royalty package was comprised of four royalty interests; a sliding scale precious metal NSR royalty on the Wolverine Project located in the Yukon Territory, a three percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina.

CLOSURE PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads. Atna controls approximately 1,052 acres in 70 patented claims and fee land. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and approximately 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste rock dump surfaces.

Kendall operated under permits issued by MDEQ and other regulatory agencies. The Company is negotiating details of final mine closure with the MDEQ and the MDEQ has approved portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, but discussions concerning long-term water handling and final heap closure continue.

Kendall permit area covers approximately 1,040 acres of which approximately 448 acres are disturbed.  As of December 31, 2010, a total of 370 acres or approximately 83 percent of the disturbed mining area has been reclaimed. Contouring and placement of top soil on all disturbed areas, with the exception of the leach pad areas was substantially completed by end of 2008.  CR Kendall has approximately $2.4 million on deposit in an interest bearing account with the MDEQ for reclamation at Kendall.

In February 2002, the MDEQ issued a decision that a comprehensive EIS is needed to study final closure approval at Kendall. The MDEQ has never completed this EIS. In 2006, CR Kendall was given approval to commence leach pad capping operations and a bentonite enhanced basal layer has now been placed on all leach pads.  Atna’s estimate of the cost to achieve mine closure could be impacted by the outcome of an agency decision following an EIS.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure. Kendall uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of operations of the Company for the last two years, should be read in conjunction with the consolidated financial statements of the Company included in Item 17 - Financial Statements.

The Company's consolidated financial statements are presented in U.S. Dollars and have been prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S. GAAP, as applicable to the Company, are set forth in Note 23 to the consolidated financial statements of the Company included in Item 17 - Financial Statements.

U.S. GAAP Reconciliation with Canadian GAAP

Prior to 2008, there was one significant difference between Canadian GAAP and US GAAP, which was the accounting for mineral properties. Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred.

Prior to May 2009, the Company issued options to US employees that were denominated in Canadian Dollars. According to the US GAAP guidance related to Share-Based Payments, those options would be classified as liabilities rather than as equity. As of December 31, 2010, the total liability related to this adjustment was $0.5 million and as of December 31, 2009 the total liability related to this adjustment was $0.7 million.

In 2009, a new statement was effective related to Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock, which provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It was determined that the Company’s outstanding warrants and the US denominated notes payable would be recorded as a liability for US GAAP. As of December 31, 2010, the total liability related to this adjustment was nil due to the immaterial fair value of the derivatives.

In 2009, the Company capitalized $1.2 million of transaction costs related to the issuance of the Gold Bonds. Canadian GAAP records the transaction costs as a discount to the liability. US GAAP records the transaction costs as an asset. Both GAAPs amortize transaction costs to interest expense using the effective interest method. As of December 31, 2010, the amortized balance of gold bond transaction costs is $0.6 million, which is shown as a difference in assets and liabilities.

The impact of these differences on the summary consolidated financial disclosures for the consolidated balance sheet, consolidated statement of operations and consolidated cash flows is as follows:

As of December 31,	2010	2009	2008
(a) Assets
Total assets - Canadian GAAP	$80,120,900	$79,857,300	$67,411,600
US GAAP adjustment - transaction costs	643,900	1,122,100	-
Total assets - US GAAP	$80,764,800	$80,979,400	$67,411,600

(b) Liabilities
Total liabilities - Canadian GAAP	$26,069,500	$25,819,900	$8,137,000
US GAAP adjustment - option/warrant/transaction costs	1,123,100	1,842,500	211,100
Total liabilities - US GAAP	$27,192,600	$27,662,400	$8,348,100

(c) Shareholders' equity
Total shareholders' equity - Canadian GAAP	$54,051,400	$54,037,400	$59,274,600
US GAAP adjustment - option/warrant liabilities	(479,200)	(720,400)	(211,100)
Total shareholders' equity - US GAAP	$53,572,200	$53,317,000	$59,063,500

For the Years Ended December 31,	2010	2009	2008
(d) Operations
Net loss - Canadian GAAP	$(8,796,800)	$(5,960,100)	$15,805,000
US GAAP adjustment - net option/warrant expense	8,700	(351,500)	285,500
Net income (loss) under U.S. GAAP	$(8,788,100)	$(6,311,600)	$16,090,500

(e) Earnings per share
Basic and diluted income (loss) per share - Canadian GAAP	$(0.10)	$(0.07)	$0.20
US GAAP adjustment - net option/warrant expense	-	-	-
Basic and diluted income (loss) per share - US GAAP	$(0.10)	$(0.07)	$0.20

(f) Cash flows from operating activities
Operating activities - Canadian GAAP	$(4,740,800)	$(9,578,500)	$(5,778,400)
US GAAP adjustment - net option/warrant expense	-	-	-
Operating activities - US GAAP	$(4,740,800)	$(9,578,500)	$(5,778,400)

(g) Cash flows from investing activities
Investing activities - Canadian GAAP	$(2,000,200)	$(7,897,300)	$18,484,200
US GAAP adjustment - none	-	-	-
Investing activities - US GAAP	$(2,000,200)	$(7,897,300)	$18,484,200

(h) Cash flows from financing activities
Financing activities - Canadian GAAP	$3,261,100	$13,820,000	$495,600
US GAAP adjustment - none	-	-	-
Financing activities - US GAAP	$3,261,100	$13,820,000	$495,600

A.	Operating Results

The Company has financed its operations principally through the sale of assets, issuance of debt and equity securities. The Company successfully restarted Briggs during 2009, and its gold production is currently the Company’s primary source of revenue. The Company is in the first phase of developing Reward as a second source of gold production and revenue. The long-term success of the Company depends on the Company continuing to be able to place into production its portfolio of advanced stage exploration/development properties or by discovering or acquiring additional advanced-stage properties with the potential to generate profit and cash flow.

The price of gold is denominated in U.S. Dollars, and our current gold production operations and significant properties are located primarily in the US. The Company owns foreign mineral rights primarily in the form of royalties which may create foreign currency exposure in the future when, and if, these foreign properties are placed in production. As of July 1, 2009, the Company changed its reporting currency from Canadian Dollars to U.S. Dollars to better match the Company’s primary exposure to the U.S. Dollar. Most of the Company’s current ongoing expenses, revenues and assets are denominated in U.S. Dollars and that is expected to continue in the foreseeable future.

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

Any new open pit developments on our properties outside the existing Briggs plan of operations area may be required to comply with the Backfill Regulation. However, certain California statutes and regulations recognizes that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

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

The cost of fuel to run machinery and generate electricity is closely correlated to the price of oil. Over the past two years the price of oil has risen significantly and has increased the operating cost of mines dependant on fuel and oil to run their business. Continued upward price pressures in operating costs may cause lower operating cash flows than expected which would have an adverse impact. The Company periodically enters into forward purchase agreements for diesel fuel in order to reduce price risk for a portion of its usage.

Results of Operations – Year Ended December 31, 2010 versus Year Ended December 31, 2009

For the year ended December 31, 2010, Atna recorded net loss of $8.8 million, or basic loss per share of $0.10, on revenues of $30.6 million. This compares to net loss of $6.0 million, or a basic loss per share of $0.07, on revenues of $8.7 million for the year ended December 31, 2009. Details of the $2.8 million total negative variances in the results between the years were as follows:

•	A negative variance of $2.6 million in realized and unrealized losses on derivatives were due to the $318 per ounce increase in the gold price, partially offset by call option deliveries
•	A negative variance of $2.2 million in interest income and expense due to lower cash balances and higher debt balances
•	A positive variance of $1.3 million due to profit on gold sales
•	A positive variance of $0.5 million due to a reduction in asset retirement costs
•	A positive variance of $0.4 million in exploration
•	A negative variance of $0.2 million in general and administrative expenses due primarily to legal fees in support of an insurance claim recovery

As of December 31, 2010, cash and cash equivalents were $9.6 million a decrease of $3.5 million from December 31, 2009. The net decrease in cash was due primarily to the following:

•	$8.3 million was provided by equity offerings
•	$5.9 million was provided by net profit from gold sales
•	$5.5 million was used to pay principal and interest for the Gold Bonds

•	$4.3 million was used to build additional gold inventory
•	$3.1 million was used for corporate overhead
•	$1.9 million was used to pay principal and interest for the capitalized leases and notes payable
•	$1.6 million was used for capital projects at Briggs
•	$1.1 million was used for exploration
•	$1.0 million was used to increase restricted cash primarily for the Phase 1 Reward bond
•	$0.6 million was provided by asset sales
•	$0.2 million was provided by working capital changes

Revenues for 2011 are expected to range between $45 million to $55 million, based on expected gold production of between 35,000 and 39,000 and average gold prices of between $1,300 and $1,400. Gold production and sales during 2010 amounted to 25,000 ounces and 25,200 ounces. Gold price realizations averaged $1,211 for 2010 including hedging impacts of gold option positions.

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at Briggs and Reward to the future tax liabilities that were generated as a result of the merger of the Canyon Merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2011 through 2030. As a result of the merger, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) due to the change in ownership.

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

•	A negative variance of $0.9 million related to increased exploration expense due to spending at the Cecil R, Briggs, Columbia and Pinson.
•	A positive variance of $1.2 million due to a lower revision to final site restoration costs in 2009.
•	A positive variance of $0.5 million due to no property write-downs during 2009.
•	A negative variance of $0.8 million in interest income and expense due to lower cash balances and higher debt balances.
•	A positive variance of $0.4 million due to no write downs of marketable securities during 2009.
•	A negative variance of $3.0 million due to no income tax benefits recorded in 2009.

At December 31, 2009, cash and cash equivalents totaled $13.1 million, which represented a net decrease of $3.6 million during the year. Net cash used in operating activities was $9.6 million and resulted from primarily the net loss from operations and cash used to build gold inventory-in-process. Net cash used in investing activities of $7.8 million was primarily due to purchases of property, plant and equipment at Briggs partially offset by proceeds from sales of assets. Net cash provided by financing activities of $13.8 million included $13.6 million net proceeds from the issuance of the Gold Bonds and $1.4 million of proceeds from the issuance of debentures partially offset by $1.1 million of payments on capital leases.

B.	Liquidity and Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, equity issuances. In December 2010, the Company raised approximately C$8.4 million of net proceeds through sale of equity. In September 2010 the Company extended C$1.3 million of convertible debentures for one year. In December 2009, the Company closed the Gold Bond Financing.

Gold production from Briggs was 25,000 ounces for 2010 and 11,200 ounces for 2009. Gold production is expected to range from 35,000 to 39,000 during 2011. Briggs 2011 gold production average cash cost is estimated to be $750 to $820 per ounce. Projected cash costs have increased from prior expectations due to an increase in fuel cost, the primary consumable at Briggs and general inflation of the other primary consumables. Briggs is expected to produce gold through the year 2016 based upon the current mine plan, which was determined using a gold price of $1,025 per ounce. Briggs is expected to generate positive cash flows during 2011 based on current gold prices, expected cash cost and production levels.

All outstanding gold option hedge contracts for Briggs were closed out in 2010. The only remaining gold sales commitments are related to the Gold Bond financing, which has committed approximately 3,257 ounces per year at a price of $1,113 per ounce. The Gold Bond is amortized by delivering 814.25 ounces per quarter over the remaining three years of such facility. The hedge position represents less than 10 percent of the expected production during 2011.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from Briggs will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from Briggs, debt markets, equity markets, joint ventures and asset sales. If Briggs fails to generate enough cash to implement management’s development plans and the debt and equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

Financing Transactions

A roll forward of the Company’s beginning and ending common shares outstanding as of December 31, 2010 is as follows:

Number of
Shares
Balance, beginning of the period	83,291,133
Option exercises	247,724
Conversions of notes payable	111,111
Equity offering	15,352,500

Balance, end of the period	99,002,468

Equity Issuance: On December 2, 2010, the Company closed a short form prospectus financing and issued a total of 15.4 million common shares for gross proceeds of C$9.2 million. In addition, there were a total of 8.7 million warrants issued with an exercise price of C$0.70 and a two year term.

During 2010, there were 0.2 million common shares issued related to the exercise of 0.3 million of stock options that resulted in net cash proceeds to the Company of $0.1 million. During 2010, the Company issued 0.1 million shares related to the conversion of C$0.1 million of debenture notes payable. During 2008, there were 0.9 million common shares issued for the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

In June 2008, the Company acquired certain additional mining claims at Columbia in order to consolidate the land package containing the known body of mineralization. The acquisition cost totaled $1.0 million, which consisted of 0.6 million shares valued at $0.5 million and $0.5 million in cash.

On March 18, 2008, the Company completed the Canyon Merger. Atna acquired all of Canyon’s issued and outstanding common shares, warrants, and debentures. As a result of the Canyon Merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and share capital increased by $29.8 million. Canyon is now a wholly-owned US subsidiary of Atna.

Notes Payable: As of December 31, 2010, there was $1.3 million of 12 percent debentures outstanding in current liabilities. The debentures are convertible until September 18, 2011, to common shares at any time at a conversion rate of C$0.50 per common share for a total of 2.6 million underlying common shares. The debentures are currently callable by the Company at anytime without penalty.

On March 10, 2011, the Company called the remaining C$1.3 million of outstanding debentures. On the cancellation date C$1.0 million of the debentures were converted into 2.0 million common shares and the remaining C$0.3 debenture was repaid.

As of December 31, 2010, there was $0.8 million of six percent debentures outstanding in current liabilities. These debentures were repaid in cash on their due date of March 1, 2011.

Gold Bonds Payable: On December 9, 2009, the Company closed the Gold Bond Financing. The Gold Bonds mature quarterly in equal installments through December 31, 2013, and bear interest at a rate of 10 percent. The Gold Bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The Gold Bond Financing facility limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production and required the Company to provide a negative pledge to prevent further indebtedness at Briggs, subject to approved exceptions.

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.1 million of transaction costs and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and the amount included in interest expense was $0.8 in 2010 and $0.1 million in 2009.

The embedded derivative has been separated from the Gold Bonds and is the result of the Gold Bonds being amortized by the Company delivering 13,028 ounces of gold over 16 equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. The change in fair value of the embedded derivative was a loss of $2.4 million during 2010 and a gain of $0.6 million during 2009, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives. There were no unrealized gains or losses related to the Gold Bonds during 2008. Realized losses related to the quarterly payments during 2010 resulted in a loss of $0.5 million, which was recorded in the consolidated statements of operations in realized losses on derivatives. There were no realized losses in 2009 or 2008.

Total interest expense recorded in connection with the Gold Bonds was $2.1 million and $0.1 million for the years ended 2010 and 2009, none of which was capitalized. Future gold bond principal payments will be $3.6 million, $3.6 million and $3.6 million for the years ended 2011, 2012, and 2013.

Investing Transactions

Asset Sales: During 2010, the Company sold $0.5 million in equity investments and mining equipment. During 2009, the Company sold $0.8 million in equity investments and mining equipment. In September 2008, the Company sold its portfolio of royalty interests for $20 million. The sale of the royalties resulted in a gain of approximately $19.8 million. During 2008, the Company sold $6.8 million of investments available-for-sale.

Capital Expenditures: Capital expenditures for 2010 totaled $1.6 million and were due primarily to the capitalization of mining equipment leases at Briggs. Capital expenditures for 2009 netted $8.6 million and were due primarily to the capitalization of development costs and mining equipment leases at Briggs. Capital expenditures for 2008 totaled $8.2 million and were due primarily to the capitalization of development costs at Briggs.

The projected capital requirements for 2011 to sustain Briggs operations are expected to be approximately $4.3 million primarily for the leach pad expansion cost and ancillary facilities. Briggs development drilling during 2011 is expected to be $1.4 million. During 2011, Reward is expected to incur development drilling and infrastructure spending of approximately $2.6 million. Additional capital spending will be required for facilities construction and pre-stripping of waste at Reward. This spending will be subject to availability of free cash flow from Briggs and financing from other sources.

Outstanding Warrants

The following is a summary of the outstanding warrants and weighted averages as of December 31, 2010:

		Underlying
Expiration Date	Exercise Price	Shares

May 25, 2011	USD$2.20	1,782,888
December 2, 2012	CAD$0.70	8,674,162

		10,457,050

During 2010, one warrant holder voluntarily cancelled 0.7 million warrants, each with an exercise price of $2.20. There were no warrant exercises during 2008 through 2010.

Surety Bonds

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and Lahontan. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.
Total bonding requirement for the Reward project was determined to be $5.9 million. The initial bond of $0.9 million has been posted. Initial development includes the installation of a tortoise and exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. In July 2010, the Company funded $0.7 million into a collateral account related to the Phase 1 surety bond.  All surety bonds are subject to annual review and adjustment.

C.	Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company with no research and development, the information required by this section is not applicable.

D.	Trend Information

	2010	2009	Percent Increase (Decrease)
Revenues	$30,606,900	$8,689,200	252
Operating loss	$4,071,900	$6,047,400	(33)
Net loss	$8,796,800	$5,960,100	48
Tons mined	10,213,500	4,587,600	123
Gold ounces mined	38,000	24,200	57
Gold ounces produced	25,000	11,200	123
Gold ounces sold	25,200	10,900	131
Cash cost of production	$948	$908	4
Gold price realized	$1,211	$962	26

The Company had a full year of production during 2010 compared to six months of commercial production during 2009. Briggs had operating cash flow of $1.0 million during 2010. Gold production from Briggs totalled 25,000 ounces in 2010, and is expected to range between 35,000 and 39,000 ounces in 2011.

The Company’s financial success will be dependent upon its ability to generate sufficient levels of cash flow from Briggs to support the debt service and corporate overhead during 2011. The completion of the Phase 2 development of Reward is dependent on securing adequate financing at reasonable terms and conditions. During 2011, the Company has allocated funds to complete the Phase 1 development work at Reward and complete an infill drilling program that could increase reserves and mine life. The market value of the Company’s assets is largely dependent upon factors beyond the Company’s control such as precious metal prices, availability of financing at reasonable terms and many other factors.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel is and will continue to be a significant operating and reclamation expense. The Company expects continued high fuel costs, increased hiring costs, and the cost of retaining qualified mining personnel to have an impact on continuing operations in the future.

E.           Off-Balance Sheet Arrangements

As of December 31, 2010, the Company had no outstanding off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The Company’s material contractual obligations as of December 31, 2010:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$16,115,700	$6,459,100	$9,656,600	$-	$-
Capital lease obligations	896,900	247,700	451,600	197,600	-
Operating lease obligations	551,300	97,400	291,800	162,100	-
Asset retirement obligations	6,364,100	735,500	2,021,100	3,103,400	504,100

Total	$23,928,000	$7,539,700	$12,421,100	$3,463,100	$504,100

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Names municipalities of residence, offices and principal occupations of the members of the board of directors of the Company (the “Board”) and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Director or Officer since	Other Principal Directorships	Principal Occupation
David H. Watkins British Columbia, Canada	Chairman	March 2000	Euro Ressources S.A.; Commander Resources Ltd.; Golden Minerals Company; Camino Minerals Corp.; Prodigy Gold Inc.; Valley High Ventures Ltd.	None
James K.B. Hesketh Colorado, United States	President, Chief Executive Officer and Director	September 2001	None	None
Glen D. Dickson(1 ,2) British Columbia, Canada	Director	December 2002	Gold-Ore Resources Ltd.; Brazilian Gold Corp.	Chairman and CEO of Gold-Ore Resources Ltd.
David K. Fagin(1, 2) Colorado, United States	Director	March 2008	Pacific Rim Mining Ltd.; Golden Star Resources Ltd.	Investor
Ronald D. Parker(1, 2) Missouri, United States	Director	March 2008	None	Chief Executive Officer of Gammill Inc.
Christopher E. Herald (1, 2) Colorado, United States	Director	August 2009	Solitario Exploration and Royalty Corp., Denver Gold Group	Chief Executive Officer of Solitario Exploration and Royalty Corp.
William R. Stanley Arizona, United States	Vice President – Exploration	January 2004	None	None
David P. Suleski Colorado, United States	Vice-President and Chief Financial Officer	March 2008	None	None

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

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company, are as follows:

David H. Watkins, 66, was appointed Executive Chairman in January 2009 and became Chairman July 1, 2010. Mr. Watkins has over 40 years experience in exploration, development, and mining operations.  During the early part of his career, he served as exploration geologist for Newmont and Noranda. He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper. Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining Atna in 1999. Mr. Watkins served as President and CEO of Atna from 1999 to 2008.

James K. B. Hesketh, 53, became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. Prior to Mr. Hesketh's current role, he was President and CEO of Canyon and served as a Director of Atna.

Glen D. Dickson, 61, has been a Director of the Company since 2002.  Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd from 1993 through 2002.  Mr. Dickson is currently the Chief Executive Officer of Gold-Ore Resources Ltd.

Ronald D. Parker, 60, was appointed a director of the Company on March 18, 2008. Mr. Parker was a former Director of Canyon. He joined the Board through the Canyon Merger. Mr. Parker currently serves as President and CEO of Gammill Inc, a manufacturing company. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

David K. Fagin, 72, was appointed a Director of the Company on March 18, 2008. Mr. Fagin was a former Director of Canyon. From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. He is currently Director of Pacific Rim Mining Ltd. and Golden Star Resources Ltd., both publicly held mining companies.

Christopher E. Herald, 57, joined the Board in August 2009. He has over 30 years of experience in the mining industry and has been President & CEO and a Director of Solitario Exploration and Royalty Corporation since 1992. Mr. Herald also serves as Chairman of the Denver Gold Group, a non-profit mining industry association recognized for organizing the preeminent North American, European and Asian gold precious metal forums for institutional investors. He was instrumental in discovering the 1.5 million ounce high-grade Buckhorn Mountain Gold deposit for Crown Resources and its subsequent sale to Kinross Gold for approximately $240 million in 2006. Chris was also responsible for the initial exploration successes of the 1.5 million ounce Kettle River open pit and underground deposits. During his career, he has held various positions in Anaconda Minerals, Echo Bay Mines and Crown Resources.

William R. Stanley, 55, was appointed Vice President of Exploration in 2004.  Mr. Stanley has over 30 years experience as a mineral exploration geologist.  While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand.  Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, a Master of Business Administration from Arizona State University. Prior to joining Atna, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms. He has held positions with Cyprus Amax as the U.S. Exploration Manager, and Homestake Mining Company as Senior Exploration Geologist where he was responsible for several gold deposit discoveries, two of which were placed into production.

David P. Suleski,50, was appointed Vice President, Chief Financial Officer and Corporate Secretary of the Company in March 2008.  Prior to that Mr. Suleski served as Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of Canyon since 2006.  Mr. Suleski is currently responsible for the Company’s internal and external financial reporting, risk management, treasury, Corporate Secretary, human resources functions for the Company.  Mr. Suleski has held various controller, assistant controller and treasurer positions with Golden Star Resources, Apex Silver Mines and Cyprus Amax.  Other related business experience includes NM Rothschild & Sons and PricewaterhouseCoopers.

(B)	Compensation

Name and principal position (a)	Year (b)	Fee or Salary ($) (c)	Option- based awards ($) (3) (e)	Non-equity incentive plan compensation Annual incentive plans ($) (3) (f1)	Total compensation ($) (i)

Glen D. Dickson	2010	21,500	27,720	nil	49,220

David K. Fagin	2010	31,750	27,720	nil	59,470

Ronald D. Parker	2010	24,000	27,720	nil	51,720

Christopher E. Herald	2010	25,500	27,720	nil	53,220

John Theobald (1)	2010	14,000	-	nil	14,000

David H. Watkins – Chairman of the Board (2)	2010	68,855	27,720	nil	96,575

James K. B. Hesketh – President, Chief Executive Officer	2010	236,000	92,400	30,000	358,400

David P. Suleski – Vice President, Chief Financial Officer	2010	147,000	46,200	15,000	208,200

William R. Stanley – Vice President, Exploration	2010	138,138	46,200	15,000	199,338

(1)	Mr. Theobald resigned on August 5, 2010.
(2)	Mr. Watkins resigned as Executive Chairman on June 30, 2010 and assumed the role of Chairman.
(3)
Dollar amounts provided for option-based awards reflect fair value on the date of grant and Dollar amounts for annual incentive plans, both are determined with reference to Compensation Discussion and Analysis below.

The foregoing table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the positions held as of the fiscal year ended December 31, 2010:

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

Termination of Employment, Change in Responsibilities and Employment Contracts

The following summary of the Employment Agreements of Mr. Hesketh, Mr. Suleski and Mr. Stanley (“Executives”). The Employment Agreements will terminate annually on December 31, unless sooner terminated in accordance with the provisions of the agreement, and may be renewed for periods of one year at a time thereafter. If Atna terminates the employment of the employee without cause, or the employee terminates employment for good reason (as defined in the agreement), then the employee will be entitled to: (i) accrued compensation including a pro rata bonus as defined in the agreement, (ii) a severance payment equal to one month of the employee’s annual salary for each year of service up to a maximum of twelve months; or if the termination by the Company without cause or by the Executive for Good Reason occurs upon or within ninety days after a Change of Control as defined in the agreement, then the severance payment shall be equal to twenty four months of the Executive’s annual salary, (iii) the Executive is eligible to receive COBRA continuation coverage paid by the Company for a period of up to twelve months, and (iv) subject to the terms of the agreement, all equity awards shall vest. Atna is also obligated to pay a tax gross-up payment to cover certain excise tax imposed by Section 4999 of the Code which may be incurred in connection with a severance payment.

The Employment Agreement contains a covenant not to compete with the company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from Atna.

Salary payments related to the above agreements are based on the current salary at the time of the event. The pro rata bonus payment is based on the average payments received from the previous two years. The option-based payment is based on the fair value of options received in the previous year. Assuming that an event triggered a contractual payment during 2010 the following estimated maximum payments would be required assuming a half year bonus payment:

Executive Name and Title	Maximum Employment Contract Payments
James K.B. Hesketh, President and Chief Executive Officer	$545,000
David P. Suleski, Vice President and Chief Financial Officer	$332,000
William R. Stanley, Vice President of Exploration	$314,000

Description of Board Committees

The Board has established two full-time committees, an audit committee (the “Audit Committee”) and a compensation committee (the “Compensation Committee”). These committees are comprised entirely of independent non-related directors. The Board has adopted a charter with respect to its Audit and Compensation Committees and a Code of Ethics for Officers, as more fully set forth below:

Audit Committee Charter

Purpose

The Committee serves as the representative of the Board for the general oversight of the Company’s affairs relating to:

•	the internal controls and management information systems of the Company;
•	the quality and integrity of the Company’s consolidated financial statements;
•	the Company’s compliance with legal and regulatory requirements;
•	the auditor’s qualifications and independence; and
•	the performance of the Company’s internal audit function and auditors.

Through its activities, the Committee facilitates open communication among directors, auditors and management by meeting in private sessions regularly with these parties.

The Committee also provides oversight regarding significant financial matters, including borrowing, currency exposure, dividends, share issuance and repurchases, and the financial aspects of the Company’s benefit plans.

Audit Committee Membership

The Audit Committee shall consist of at least three directors.  Each member of the Audit Committee shall meet the listing standards relating to independence of the Toronto Stock Exchange (the “TSX”) and all other applicable regulatory authorities.  Under the Sarbanes-Oxley Act, at least one member of the Committee must be a “financial expert,” whose qualifications include financial literacy, independence and accounting or related financial expertise. The Audit Committee shall report to the Board. A majority of the members of the Committee shall constitute a quorum. The following members of the Audit Committee shall be appointed and replaced by the Board.

Mr. Fagin (Chairman)
Mr. Parker
Mr. Dickson
Mr. Herald

Meetings and Procedures

The Audit Committee shall convene at least four times a year.

It shall endeavor to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

Responsibilities

The Audit Committee shall:

1.	Have the sole authority to select, compensate, oversee, evaluate and, where appropriate, replace the auditor.
2.	Annually review the management arrangements for the Company.
3.	Annually review and approve the proposed scope of each fiscal year’s internal and outside audit at the beginning of each new fiscal year.
4.	Review and approve any audit and non-audit services and fees to be provided by the Company’s auditor.
5.	At or shortly after the end of each fiscal year, review with the auditor and management, the audited consolidated financial statements and related opinion and costs of the audit of that year.
6.	Review funding and investment policies, implementation of funding policies and investment performance of the Company’s benefit plans.
7.
Provide any recommendations, certifications and reports that may be required by the Exchange or applicable regulatory authorities including the report of the Audit Committee that must be included in the Company’s annual proxy statement.

8.	Review and discuss the annual audited consolidated financial statements and quarterly consolidated financial statements with management and the auditor.

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

10.	Discuss with management and the auditor the Company’s policies with respect to risk assessment and risk management.
11.	Meet separately, periodically, with management and the auditor.
12.	In consultation with the auditor and management, review the integrity of the Company’s financial reporting process.
13.	Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company.
14.	Review with the auditor:
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

Compensation Committee Membership

The Compensation Committee shall consist of no fewer than three members, each of whom shall be a director of the Company. Each member of the Compensation Committee shall meet the listing standards relating to independence of the TSX and all other applicable regulatory authorities. The Compensation Committee shall report to the Board. A majority of the members of the Compensation Committee shall constitute a quorum. The following members of the Compensation Committee shall be appointed and replaced by the Board.

Mr. Dickson (Chairman)
Mr. Parker
Mr. Fagin
Mr. Herald

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

D.           Employees

As of December 31, 2010, the Company had approximately 127 full-time and part-time employees. The following table provides information on the activity and geographical location of the Company’s employees and contractors:

Activity	Geographical Location	Number of Employees	Average Number of Contractors
Corporate headquarters	Colorado USA	9	1
Briggs	California USA	113	5
Reward	Nevada USA	1	-
Kendall	Montana USA	4	-

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options to purchase common shares of the Company held by such persons at March 15, 2011:

Name	# of Common Shares Held	Number of Stock Options		Exercise Price Canadian Dollars$	Expiry Date
Glen D. Dickson	238,000	150,000	(1)	0.45	Dec 17/2013
		120,000	(3)	0.71	Dec 17/2014
		120,000	(3)	0.60	Dec 13/2015
David K. Fagin	31,754	64,000	(2)	1.32	Mar 18/2012
		150,000	(1)	0.45	Dec 17/2013
		120,000	(3)	0.71	Dec 17/2014
		120,000	(3)	0.60	Dec 13/2015
Ronald D. Parker	20,426	64,000	(2)	1.32	Mar 18/2012
		150,000	(1)	0.45	Dec 17/2013
		120,000	(3)	0.71	Dec 17/2014
		120,000	(3)	0.60	Dec 13/2015
Christopher E. Herald	nil	100,000		0.71	Aug 6/2014
		120,000	(3)	0.71	Dec 17/2014
		120,000	(3)	0.60	Dec 13/2015
David H. Watkins	1,174,880	400,000	(1)	0.45	Dec 17/2013
		120,000	(3)	0.71	Dec 17/2014
		120,000	(3)	0.60	Dec 13/2015
James K.B. Hesketh	177,400	196,800	(2)	1.32	Mar 18/2012
		400,000	(1)	0.45	Dec 17/2013
		400,000	(3)	0.71	Dec 17/2014
		400,000	(3)	0.60	Dec 13/2015
David P. Suleski	204,649	118,400	(2)	1.32	Mar 18/2012
		50,000	(1)	0.45	Dec 17/2013
		200,000	(3)	0.71	Dec 17/2014
		200,000	(3)	0.60	Dec 13/2015
William R. Stanley	285,000	200,000	(1)	0.45	Dec 17/2013
		200,000	(3)	0.71	Dec 17/2014
		200,000	(3)	0.60	Dec 13/2015
(1)	This option grant is fully vested.
(2)	These options were granted at the consummation of the Canyon Merger to replace outstanding Canyon options and are fully vested.
(3)	These option grants vest 1/3 on the grant date and 1/3 each year over the next two anniversary dates.

Incentive Stock Options Plan

In 2007, the Company adopted an incentive stock option plan pursuant to the policies of the TSX with the approval of the Company’s shareholders, which plan was amended in 2009 (as amended the “Option Plan”). A copy of the Option Plan, is available upon request from the Corporate Secretary of the Company, 14142 Denver West Parkway - Suite 250, Golden, Colorado, 80401. Key provisions of the Option Plan include:

•
persons who are eligible to receive options pursuant to the Option Plan are directors, officers and employees of the Company and its subsidiaries and others providing management or consulting services to the Company or an entity controlled by the Company;

•
a restriction that the maximum number of common shares issuable pursuant to options granted under the Option Plan will be a number equal to 10% of the issued and outstanding common shares on a non-diluted basis at any time;

•
a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis may be issuable to insiders of the Company pursuant to options granted to insiders under the Option Plan;

•
a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis are issued to insiders of the Company within any one-year period pursuant to options granted to insiders under the Option Plan;

•
the option price per common share is to be determined by the Board provided that such exercise price is not less than the market price on the date of grant of such options or such other minimum price as may be required by the TSX and the options may be priced in Canadian or U.S. Dollars as determined by the Board at the time the option is granted;

•
the market price is defined as the average of the daily high and low board lot trading prices of the common shares of the Company for three trading days immediately preceding the time the option is granted;

•	the vesting period of all options shall be determined by the Board;

•	options may be exercisable for a period of up to a maximum term of five years, subject to a blackout period allowance, such period to be determined by the Board, and the options are non-transferable;

•
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

•	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

•
options held by an individual who ceases to be employed by the Company due to death, disability or retirement in accordance with the Company’s retirement policy will terminate on the earlier of: (a) 365 days after the date of death, disability or retirement; and (b) the original expiry term of such options;

•	options which expire unexercised or are otherwise cancelled will be returned to the Option Plan and may be made available for future option grant pursuant to the provisions of the Option Plan;

•
optionees may, rather than exercise their options, elect to terminate such option, in whole or in part, and receive either the number of common shares, which have a value equivalent to the number of options terminated multiplied by the difference between the fair value of a common share and the option price of the options terminated, or cash payment in lieu thereof;

•
the Board may, without shareholder approval, from time to time, subject to applicable law and the prior approval, if required, of the TSX or any other applicable regulatory body~~,~~: (i) suspend, terminate, or discontinue the Option Plan, and (ii) amend or revise the terms of any option without the consent of the optionee, provided that such amendment does not adversely alter or impair the option (except as permitted under the adjustment provisions of the Option Plan), including amendments of a typographical, grammatical, clerical or administrative nature, to the vesting provisions of the Option Plan or any option, to change the termination provisions of any option that does not entail an extension beyond the original expiration date of the option and to change the eligible participants under the Option Plan; and

•	options issued to eligible U.S. Participants (as defined in the Option Plan) may qualify as an “incentive stock option” pursuant to Section 422 of the Code.

The rules of the TSX provide that a listed issuer having in place an evergreen plan such as the Option Plan must obtain shareholder approval within three years after the institution of the plan and every three years thereafter in order to continue to grant awards under it.

Maximum Shares Available

The maximum number of common shares of Atna that may be issuable under the Option Plan is a number equal to 10 percent of the number of issued and outstanding common shares of Atna on a non-diluted basis at any time. As of March 15, 2011 the maximum number of options underlying common shares was 10,100,247.

Maximum Shares Available to Insiders

To ensure that insiders of Atna have the opportunity to vote on certain approvals listed in Section 613(a) of the TSX Company Manual, the Option Plan restricts the maximum number of common shares of Atna that under the Option Plan are issued, or that may be issuable, to insiders (as defined under applicable securities law).  Under the Option Plan, no more than 10 percent of the total number of issued and outstanding common shares on a non-diluted basis may be:  (i) issuable to insiders of Atna pursuant to options granted to insiders under the Option Plan; or (ii) issued to insiders of Atna within any one year period pursuant to options granted to insiders under the Option Plan, in both cases together with all of Atna’s previously established and outstanding or proposed share compensation arrangements.

Share Appreciation Rights

The Option Plan introduces the concept of share appreciation rights.  Under the share appreciation rights, optionees have the right to receive a certain number of common shares calculated pursuant to the difference between the fair value of a common share and the option exercise price upon exercise or, subject to the consent of Atna, cash payment calculated pursuant to section 4.11(b) of the Option Plan in lieu of purchasing common shares of Atna upon the exercise of the option.  The cash settlement alternative, with the consent of the Company, may provide optionees with an alternative means to exercise their options and provides Atna with a means of reducing the dilution normally associated with option exercises.

Amending Provisions

The amending provisions in the Option Plan provide that the Board may, from time to time, subject to the Option Plan, applicable law and the prior approval, if required, of the TSX or any other regulatory body having authority, or of the shareholders of Atna, suspend, terminate, discontinue or amend the Option Plan.  The Board may not amend the Option Plan without the approval of the shareholders of Atna and the TSX with respect to the following; (a) altering the maximum number of shares available under the Option Plan; (b) amending the terms of an option granted to an insider of Atna; (c) extend the expiration term from a blackout period allowance; (d) making a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders; (e) adding any form of financial assistance; or (f) adding a deferred or restricted share unit or any other provision which results in an eligible participant receiving Shares while no cash consideration is received by Atna.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Atna on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Atna’s common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Atna does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Atna’s relatively small capitalization.

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

To the knowledge of the  Company, and based upon the Company’s review of current public filings, as at March 15, 2011, only the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over more than 5 percent of the voting rights attached to the common shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Anglo Pacific Group plc England, UK	8,296,000	8.2%
Lloyd I. Miller, III Florida, USA	11,759,633	11.6%
Libra Advisors LLC New York, USA	6,043,000	5.9%

The above-named shareholder did not possess voting rights different from those of other Company shareholders.

Anglo Pacific Group plc beneficially owned approximately 17 percent and 16 percent of the Company’s common shares as of December 31, 2009 and 2008.

Lloyd L. Miller, III beneficially owned approximately 7 percent and 6 percent of the Company’s common shares as of December 31, 2009 and 2008.

Libra Advisors LLC was not a beneficial owner prior to December 2010.

Sprott Asset Management beneficially owned approximately 6 percent and 9 percent of the Company’s common shares as of December 31, 2009 and 2008.

To the knowledge of the Company and based on current public filings as well as information provided by the Company’s transfer agent, the tabled below is the distribution of the shareholders of the Company at December 31, 2010:

Country	Total Holders	Holders %	Total Holdings	Holdings %
Canada	2,148	25	40,798,038	41
USA	6,323	74	46,667,105	47
Other Countries	118	1	11,336,200	11

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

Indebtedness to Company of Directors, Executive Officers and Senior Officers

No directors or senior officers of the Company are indebted to the Company or have been financially indebted to the Company since the beginning of the last financial year of the Company.

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

Neither Ehrhardt Keefe Steiner & Hottman PC, nor any director, officer, employee nor partner, as applicable, thereof is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Attached hereto as Exhibit 15.1 (i) to (vi) are the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2010, 2009 and 2008.  The consolidated financial statements are accompanied by auditors' reports and related notes.  See “Item 17. Financial Statements.”

Legal Proceedings

As of March 15, 2011, there are no legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Dividend Distributions

The Company is permitted to pay dividends under its governing documents. The Company has no current plans to pay any dividends.

B.	Significant Changes

Changes in Accounting Policies

Change in reporting currency: Effective July 1, 2009, the Company changed its reporting currency from the Canadian Dollars to the U.S. Dollar. The Company believes that U.S. Dollar reporting provides better information regarding the Company’s results of operations and related business activities. U.S. Dollar reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian Dollars. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the consolidated financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the consolidated statement of operations and consolidated cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. Dollars.

International Financial Reporting Standards: In February 2008, CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company has analyzed the impact of IFRS on its consolidated financial statements and anticipates that there will be changes in accounting policies that may affect the Company’s accounting policies. Management has completed a project plan that identified differences in accounting policies and is completing the final steps required to ensure a successful transition to IFRS that will be reflected in the first quarter 2011 reporting. Based on the analysis completed as of the date of this filing the expected adjustments to adopt IFRS will be insignificant to our consolidated financial statements.

Recent Accounting Pronouncements

Following are the recently issued accounting standards relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination. Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582. The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1601 – Consolidated Financial Statements – In January 2009, CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements. Section 1600 has been re-filed under “Superseded Accounting Recommendations”. The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602. The adoption of this section had no material impact on the Company’s consolidated financial statements.

U.S. Standards

In March 2008, the Financial Accounting Standards Board issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The adoption of this section had no material impact on the Company’s consolidated financial statements.

ITEM 9.                      THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock on the TSX are set forth below.

For the five most recent full financial years: the annual high and low market prices:

	High - $	Low - $

2006	2.41	0.95
2007	1.93	1.29
2008	1.75	0.31
2009	0.94	0.51
2010	0.75	0.45

For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

	High - $	Low - $

Fiscal 2009
First Quarter, ended 03/31/09	0.84	0.51
Second Quarter, ended 06/30/09	0.94	0.66
Third Quarter, ended 09/30/09	0.86	0.63
Fourth Quarter, ended 12/31/09	0.84	0.66

Fiscal 2010
First Quarter, ended 03/31/10	0.75	0.58
Second Quarter, ended 06/30/10	0.61	0.51
Third Quarter, ended 09/30/10	0.61	0.45
Fourth Quarter, ended 12/31/10	0.70	0.54

Fiscal 2011
Period ended 03/15/11	0.70	0.54

For the most recent 6 months: the high and low market prices and the average daily trading volumes for each month:

	High - $	Low - $	Average Volume
March 1-15, 2011	0.67	0.54	120,900
February-11	0.70	0.58	232,100
January-11	0.63	0.55	251,300
December-10	0.64	0.53	407,400
November-10	0.70	0.53	429,300
October-10	0.70	0.57	213,700
September-10	0.61	0.47	73,600

B.           Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

The Company’s common shares have been listed and traded in Canada on the TSX under the symbol “ATN” since March 14, 1996. The Company is also traded on the OTC Bulletin Board in the U.S. under the symbol “ATNAF”.

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

Effective April 9, 2009, the Company entered into the MVA, under which Atna will own a 30 percent equity interest in the joint venture and PMC will own a 70 percent equity interest.  PMC will manage the project.

Effective June 2, 2009, the Company entered into the Sand Creek Supplemental Agreement with Uranium One. Under the Sand Creek Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. During 2010, Uranium One spent approximately $0.2 million on Sand Creek JV activities. As a result, Uranium One’s equity interest in the Sand Creek JV increased to 35 percent while Atna’s interest decreased to 65 percent.

2010 and 2011

There were no material mineral property acquisitions or dispositions from January 1, 2010 until the date of this report.

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

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2013, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

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

As discussed below, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable years ended December 31, 2008 through December 31, 2010. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

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

If the Company is a CFC, a 10 percent Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10 percent Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10 percent Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10 percent Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10 percent Shareholder.

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

Based on currently available information, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable years ended December 31, 2008 through December 31, 2010.

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

The Company is subject to the information requirements of the Exchange Act and, to the extent required of Canadian companies, will file periodic reports and other information with the Commission. All such reports and information may be ready and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited consolidated financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

The Company’s SEC filing, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Judiciary Plaza, 100 F Street, NE, Room 1580, Washington, DC 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Commission at (202) 551-8090 for further information on the public reference rooms. These filings are also available at no charge at the SEC’s website at http//www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Derivatives

As of March 15, 2011 the Company had the following derivatives outstanding:

	US$	Expiry Date				US$
Derivative Contracts	Strike Price	2011	2012	2013	Total	Fair Value
Gold Bond Forwards - Ozs Embedded derivative	$1,113	3,257	3,257	3,257	9,771	$2,547,000

The Company’s open hedge positions as of December 31, 2010, consist solely of the Gold Bonds. The Gold Bonds will be repaid by delivering 9,771 remaining ounces of gold on a quarterly basis over the remaining 3 years of the Gold Bond Financing facility expiring on December 31, 2013. The remaining gold forward sales position related to the Gold Bonds expire quarterly from March 31, 2011 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2010, the outstanding hedge position covers less than 10 percent of the annual forward looking gold production from Briggs.

Under the terms of the gold bond forwards (embedded derivative contracts) in the gold bond agreements, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards are determined using observable market inputs of similar contracts and discounted using the Company’s unsecured market interest rate of 12 percent.

During 2010 the Company retired 6,000 ounces of gold put and call options that had expiry dates from January to December 2010 at the rate of 500 ounces per month. The collars consisted of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts were European style options that could be physically delivered or settled net at the expiry date. During 2010 5,000 ounces of call options with a strike price of $1,100 per ounce were exercised by the counterparty. The Company used the Black Scholes option valuation method to determine the market values of the option style derivatives.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on March 15, 2011 of $1,401. The net change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Qualitative Information about Market Risk

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the Board. Management sets policies approved by the Board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold, which was $1,406 based on the London PM Fix. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instruments. The Company fair values its derivative positions and does not employ hedge accounting. See notes 8 and 12 for more information on gold derivative contracts.

The sensitivity of the Company’s financial instruments to gold price changes:

A 10 percent increase in the gold price will increase the derivative liability for the embedded derivative in the Gold Bonds by $1.2 million. The increase in the derivative liability would be recorded as an unrealized loss on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

A 10 percent decrease in the gold price will decrease the derivative liability for the embedded derivative in the Gold Bonds by $1.2 million. The decrease in the derivative liability would be recorded as an unrealized gain on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in U.S. Dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in U.S. Dollars to mitigate the impact on its reporting of fluctuations in the U.S. Dollar and Canadian Dollar exchange rate.

Counterparty credit risk: The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of December 31, 2010 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

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

The Company had a Shareholder Rights Plan (the “Rights Plan”), which was last confirmed by the shareholders at the Annual and Extraordinary General Meeting held on June 8, 2001 and at the Annual and Extraordinary General Meeting held on April 14, 2005. Management did not request that the Rights Plan be confirmed at the Annual and Extraordinary General Meeting held on May 8, 2008 and therefore the Rights Plan is no longer valid.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were effective for the fiscal year ended December 31, 2010.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by the  independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

There were no significant changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. David Fagin has been determined to be such audit committee financial expert and is independent as defined in National Instrument 58-101, meaning that, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgement, and is not otherwise deemed not to be independent. The SEC has indicated that the designation of an audit committee financial expert does not make Mr. Fagin an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

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

Audit Fees

For the years ended December 31, 2010 and 2009, fees payable to the Company’s external auditors are shown below. The Company’s auditors Ehrhardt Keefe Steiner & Hottman PC was approved by the shareholders at the Annual General Meeting held June 7, 2010.

	December 31, 2010	December 31, 2009

Audit fees (1)	$119,800	$149,700
Tax fees	-	-
All other	$30,400	-

(1)	All figures based on fees paid to the principal accountant for the annual audit during 2010 and 2009.

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures.  All services rendered by Ehrhardt Keefe Steiner & Hottman PC during 2010 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the fiscal year ended December 31, 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

These consolidated financial statements were prepared in accordance with Canadian GAAP and are expressed in United States Dollars. A reconciliation of the consolidated financial statements to U.S. GAAP is set forth in Note 23 to the consolidated financial statements and in Item 5.B, titled “Liquidity and Capital Resources”.  For a history of exchange rates in effect for Canadian Dollars as against U.S. Dollars, see Item 3.A, titled “Selected Financial Data”.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Exhibit 15.1		Audited Consolidated Financial Statements and Notes thereto	(1)
	(i)	Report of Independent Registered Public Accounting Firm Ehrhardt Keefe Steiner & Hottman PC dated March 23, 2011.	(1)
	(ii)	Consolidated Balance Sheets as at December 31, 2010 and 2009.	(1)
	(iii)	Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008.	(1)
	(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008.	(1)
	(v)	Notes to Consolidated Financial Statements	(1)
	(vi)
Consolidated Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.
			N/A
Exhibit 15.2		Management’s Discussion and Analysis for the years ended December 31, 2010 and 2009.	(1)
Exhibit 12.1		Section 302 Certifications by the Chief Executive Officer and Chief Financial Officer as required by rule 13a-14(a) or Rule 15d-14(a).	(1)
Exhibit 13.1		Section 906 Certifications by the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.	(1)
Exhibit 14.1		Consent of Independent Registered Public Accounting Firm Ehrhardt Keefe Steiner & Hottman PC.	(1)
Exhibit 99.0
BC Business Corporation Act – Articles of Incorporation (Filed as Exhibit 99.0 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 0-29336), and incorporated herein by reference)

(1)	Attached hereto

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATNA RESOURCES LTD.

/s/ “James K.B. Hesketh”

James K.B. Hesketh
President and Chief Executive Officer
March 23, 2011