Form 20-F
period 2011-12-31
ATNA RESOURCES LTD
filed 2012-03-26
CIK 1041548

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________

Commission File Number: 000-29336

ATNA RESOURCES LTD.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Province of British Columbia (Canada)

(Jurisdiction of incorporation or organization)

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

United States

(Address of principal executive offices)

Rod Gloss

Vice President and Chief Financial Officer

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

United States

Telephone: (303) 278-8464

Fax: (303) 279-3772

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Title of Each Class	Issued and Outstanding as at December 31, 2011

Common Shares without par value	117,374,643
Preferred Shares without par value	Nil

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes ☒ No

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission (the “SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s prospects and make informed investment decisions. Certain statements contained in this document constitute forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. The use of any of the words “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof.

In particular, this document contains forward-looking statements pertaining to the following:

•	any projections of earnings, revenues, synergies, cost savings or other financial items;

•	any statements of the plans, strategies and objectives of management for future operations, including the development of the Reward gold mining property (“Reward”), development and initial production at the Pinson gold mining property ("Pinson") and production and operating costs at the Briggs gold mining property (“Briggs”);

•	any statements regarding future economic conditions or performance;

•	any statements of belief; and

•	any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors set forth below and elsewhere in this document from:

•	U.S. tax consequences of a passive foreign investment company or PFIC;

•	fluctuations in gold and other metals prices;

•	risks related to hedging metal production and key operating inputs;

•	risks related to operating hazards;

•	risks related to the exploration, permitting, development and mining of precious metals;

•	risks related to estimation of reserves and resources;

•	risks related to governmental regulation, including environmental regulation;

•	risks related to competition;

•	risks related to joint ventures;

•	risks related to the ability to fund or finance operations, development of mineral properties and other obligations;

•	uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;

•	risks related to the uncertainty of the title of assets;

•	uncertainty inherent in litigation, and the difficulty of predicting decisions of judges and juries;

•	the need to attract and retain qualified management and technical personnel;

•	risks related to reclamation activities on properties; and

•	other risks described in the section entitled “Risk Factors,” presented in Item 3. D. of this Form 20-F.

This list is not exhaustive of the factors that may affect any of the forward-looking statements of Atna Resources Ltd. or its subsidiaries (collectively, “Atna,” the “Company,” “we” or “us”). Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Report on Form 20-F, under the heading "Risk Factors'' and elsewhere. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

Grade: The metal content of sampled material, usually expressed in troy ounces per ton or grams per tonne. In this report we consistently use ounces per ton to describe our grades of reserves or mineralized material. (See “Ounces per Ton” or “Grams per Tonne” below).

Grams per Tonne (“g/t”): Metric units used to describe the grade of sampled material, reserve or resource. It represents the portion of a gram estimated to be contained in a metric ton of rock.

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

Ounces per Ton (“oz/ton”): English units used to describe the grade of ore or other material analyzed, reserve or resource. It represents the portion of an ounce estimated to be contained in a ton of rock.

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

MINERAL RESERVE AND RESOURCE DISCLOSURE

Mineral Reserves and Mineral Resources are defined under National Instrument 43-101 (“NI 43-101”) as follows. NI 43-101 technical reports referenced herein can be viewed on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

Mineral Reserve: A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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

Mineral Resource: A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Indicated Mineral Resource: An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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
5

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred mineral resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in this Annual Report on Form 20-F.

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

The following tables summarize certain consolidated financial information of the Company. Excerpts from the audited consolidated financial statements for 2009 through 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Excerpts from audited consolidated financial statements for 2007 and 2008 were prepared in accordance with Generally Accepted Accounting Practices (“GAAP”) in Canada. A reconciliations of Canadian GAAP and U.S. GAAP for 2007 and 2008 are presented below the table. The following information should be read in conjunction with the consolidated financial statements and notes thereto, included in Item 18 of this report. Monetary data not labeled herein is stated in United States Dollars (“U.S. Dollars” or “$”). Certain disclosures are reported in Canadian Dollars (“Canadian Dollars” or “C$”). See Exchange Rates Data in this section.

	IFRS			Canadian GAAP
Year ended	2011	2010	2009	2008	2007
Total revenues	$51,755,400	$30,606,900	$8,689,200	$155,100	Nil
Net income (loss)	$15,084,400	$(5,891,900)	$(5,779,800)	$15,805,000	$(3,116,400)
Basic and diluted income (loss) per share	$0.14	$(0.07)	$(0.07)	$0.20	$(0.05)
Working capital	$(4,726,500)	$11,734,800	$11,365,200	$14,884,300	$10,765,000
Total assets	$131,205,300	$83,206,100	$80,037,600	$67,411,600	$13,558,400
Total liabilities	$44,413,700	$26,069,500	$25,819,900	$8,137,000	$1,095,100
Total shareholders' equity	$86,791,600	$57,136,600	$54,217,700	$59,274,600	$12,463,300
Number of shares issued and outstanding	117,374,643	99,002,468	83,291,133	83,291,133	64,722,588

The reconciling items between Canadian GAAP and U.S. GAAP are nil for the year 2007 for all items and for the year 2008 are: nil for total revenues, a $285,500 increase in net income to $16,090,500 under U.S. GAAP due to the accounting treatment for warrants, nil for basic and diluted income per share, nil for working capital, nil for total assets, an increase in total liabilities of $211,100 for warrants to $8,348,100, and a decrease in total shareholders’ equity of $211,100 for warrants to $59,063,500.

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in U.S. Dollars. The exchange rates used herein were obtained from U. S. Federal Reserve Bank; however, they cannot be guaranteed.

As of December 31, 2011 and March 16, 2012, the noon rate as quoted by U. S. Federal Reserve Bank was Canadian Dollar $1.017 and Canadian Dollar $0.991 equals U.S. $1.00, respectively.

The following table sets out the U.S. Dollar to Canadian Dollar high and low exchange rates for each month during the previous six months, expressed as U.S. Dollars per Canadian Dollar.

	High for Period	Low for Period

February-2012	1.002	0.987
January-2012	1.027	0.999
December-2011	1.040	1.011
November-2011	1.049	1.013
October-2011	1.061	0.993
September-2011	1.039	0.975

The following table sets forth the average exchange rates for the past five years, expressed as U.S. Dollars per Canadian Dollar.

Year	Average
2011	0.996
2010	1.026
2009	1.132
2008	1.033
2007	1.045

B.	Capitalization and Indebtedness

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

Risk Factors Relating to the Company

The Company was not a Passive Foreign Investment Company, or PFIC, for the year ending December 31, 2011, although we may have been in prior years which could result in adverse U.S. Tax Consequences to U.S. Investors.

Shareholders who are U.S. taxpayers should be aware that Atna is not a passive foreign investment company (“PFIC”) for the current fiscal year, although it may have been a PFIC in prior years and could also be a PFIC in subsequent years. If Atna is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a timely and effective qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Atna. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Atna’s net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. Refer to additional details under “E. Taxation – U.S. Federal Income Tax Consequences” for more information.

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

Hedging Risks Related to Precious Metal Production and Key Operating Inputs

On December 9, 2009, the Company closed a private placement (the “Gold Bond Financing”) of $14.5 million of gold bonds (the “Gold Bonds”). The Gold Bond Financing pays the equivalent value of approximately 814 ounces of gold per quarter representing less than 7 percent of Briggs expected annual gold production in 2012 and 2013.

The Company may from time to time enter into gold hedge contracts to protect against declines in the price of gold or it may also enter into consumable off-take agreements that may protect against the increasing cost of consumables like diesel fuel. The Company’s goal is to protect the Company’s cash flows against declining gold prices or increasing diesel prices. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow against a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increasing gold prices or could increase diesel costs during periods of declining diesel prices.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected geologic structures and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all of the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company maintains liability insurance in an amount that it considers adequate for its operations; however, the Company may become subject to liabilities due to events of pollution, slope failure, cave-in, flood or other hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

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

Calculation of Reserves and Resources and Precious and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves and resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of reserves and resources may vary depending on metal prices, operating costs, and design parameters. Any material change in quantity of reserves, resources, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation and permitting in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

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

Ongoing Financing

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration, development and mining stage, the ability of the Company to conduct exploration, development and mining operations is affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects, asset sales and other means. In turn, the Company’s ability to obtain funding depends in part upon the market’s perception of its management and properties, the price of gold, the marketability of its securities, the attractiveness of its non-core assets for sale and its creditworthiness with potential lenders. There is no assurance that the Company will be successful in obtaining required financing.

Cash Flow

Briggs is the Company’s sole operating unit and source of operating cash flow. Any positive cash flow developed from Briggs may be used to fund some or all of the Company’s corporate overhead, exploration and project development costs. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to accomplish its stated goals or to fulfill its obligations on existing development, exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further development and/or exploration and the possible, partial or total loss of the Company’s interest in certain properties.

Conflict of Interest

Certain directors and officers of the Company are officers and/or directors of, or are associated with other natural resource companies that acquire interest in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transactions which are proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest in Canada and the U.S., there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of all of the claims in which its holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The majority of the Company’s properties are located in the U.S. where mineral title is held through either patented or unpatented mining claims, fee mineral rights, and as leased mineral interests. Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. If enacted, such legislation could change the cost of holding unpatented mining claims and could impact our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s financial performance.

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

Potential Litigation

From time to time, during the ordinary course of business, the Company and its subsidiaries and affiliates may be threatened with, or may be named as a defendant in various actions, disputes, and legal proceedings, including claims of breach of contract, lost profits or other consequential damage claims. A significant judgment against the Company or any of its subsidiaries or affiliates or a failure to settle any dispute on terms satisfactory to the Company could have a material adverse effect on the Company’s ability to continue operations.

Risk factors Specific to the Company

Gold Recovery at Briggs

CR Briggs Corporation, a wholly-owned subsidiary of the Company, operates Briggs. Briggs has been producing gold since the second quarter of 2009 and produced approximately 32,000 ounces of gold doré during 2011. Briggs uses a conventional gold heap-leach recovery process. This process involves the application of cyanide solutions by drip irrigation to crushed ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon that collects the gold from the solution. The gold laden carbon is further processed through pressure stripping the carbon into a more highly concentrated gold bearing solution. The gold bearing solution is further concentrated by an electrowinning circuit, which collects the gold onto electric cathodes which are then melted into gold doré bars. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining efficiencies, leach pad dynamics and other associated factors.

Production Costs and Risk Factors at Briggs

The cost of gold produced may be impacted by numerous variables including ore grade and gold recovery, stripping ratio, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs, and numerous other factors. Production risk factors may include labor strife, slope failure, poor gold recovery, unavailability of skilled labor and management, availability of mining equipment, lack of machine parts, availability of consumables used in mining, mine plan implementation, weather, governmental regulations and other operating factors.

California Legislation and Regulations May Cause the Development of Projects Adjacent To Briggs to Become Uneconomic.

On April 10, 2003, the California State Mining and Geology Board enacted a Backfill Regulation (the “Backfill Regulation”) that requires that all future metal mines, with certain exceptions, be backfilled to the approximate original contour of the landscape subject to certain limitations. Any new open pit developments on our properties outside the existing Briggs plan of operations area may be required to comply with the Backfill Regulation. However, certain California statutes and regulations recognizes that under certain circumstances existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement.

Atna Has Significant Obligations At Its Mines, Which May Adversely Impact Liquidity.

Briggs operates under permits granted by various agencies including the U.S. Department of the Interior Bureau of Land Management (the “BLM”), Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment. During 2010 (“2010), the Company posted an additional $0.9 million of reclamation bonds with the State of Nevada for Reward which is supported by a surety and in 2011 posted $0.6 million of reclamation bonds with the State of Nevada for Pinson.

Development of Reward

In January 2011, the Company commenced Phase 1 infrastructure development work on Reward. The majority of this construction, which included construction of wildlife exclusion fencing, drilling and completing the production water well, and extending power lines from local grid power sources to the mine site, has been completed. Final development of Reward including the construction of leach pad facilities, purchase or lease of a semi-portable crushing plant, the installation of offices, lab and shop facilities and pre-stripping of mine waste will commence once development of Pinson has been completed or when adequate financing becomes available.

Development of Pinson

In December 2011, the Company entered into an agreement with a contract miner to initiate development of the Pinson underground mine commencing in January 2012. The Company intends to complete development of Pinson and to initiate commercial gold production in 2012. It is anticipated this development will be funded from cash and Briggs’ cash flow. Supplemental financing, if required, may be generated from asset sales, new or extended lines of credit, or an equity issuance.

Montana Regulatory Authorities May Impose Additional Reclamation Requirements On Our Closure Of The Kendall Mining Property

Atna’s wholly-owned subsidiary, CR Kendall Corporation (“CR Kendall”), is reclaiming and closing the Kendall mining property (“Kendall”) located near Lewistown, Montana. In 1999 and 2000, the Montana Department of Environmental Quality (“MDEQ”) revised the required reclamation estimate from the existing $1.9 million to approximately $14.2 million. The Company believes the revised bond amount exceeds the cost of remaining work and our subsidiary filed an administrative appeal to the MDEQ’s actions, which is still pending. In February 2001, CR Kendall entered into an agreement with the MDEQ under which the $1.9 million supporting the then existing bond was transferred to an interest bearing account at the MDEQ for use in continuing reclamation at Kendall and the appeals regarding bond amounts were stayed.

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

Atna Resources Ltd. was incorporated under the Company Act of the Province of British Columbia, Canada, on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995. The Company’s business is to explore, acquire, develop, and mine precious metals, uranium and other mineral properties. The Company’s properties are primarily located in the United States and Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and a Foreign Private Issuer in the U.S. The Company’s common stock is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ATN” in Canada and on the over-the-counter Bulletin Board (the “OTCBB”) under the symbol “ATNAF” in the U.S.

Atna merged with Canyon Resources Corporation (“Canyon”) on March 18, 2008 (the “Canyon Merger”), at which time Canyon became a wholly-owned subsidiary of the Company. Canyon was incorporated under the General Corporation Laws of the State of Delaware in 1979.

Atna’s headquarters are located at 14142 Denver West Parkway, Suite 250, Golden, Colorado, USA, 80401. The toll free telephone number for the Atna headquarters is 877-692-8182. Bull, Housser & Tupper LLP is the Company’s Canadian legal counsel and registered agent and is located at 3000 Royal Centre, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3R3.

The Company’s expenditures have primarily included those for general corporate purposes (operations), exploration, capital and development, servicing debt, and the acquisition of a 70 percent interest in Pinson discussed below. General corporate purposes primarily include: profit or loss on sales, exploration expense, net interest expense, expenditures to build inventories and other working capital, and spending on asset retirement obligations. A summary of the Company’s significant expenditures is set forth below, as well as a summary of amounts expended on exploration, both capitalized and expensed.

Net Uses of Cash	2011	2010	2009	Total
Net use by Operations	N/A	$4,740,800	$9,578,500	$14,319,300
Purchases and development of property and equipment	9,929,500	1,558,300	8,633,100	20,120,900
Increases in restricted cash / surety deposits	686,700	988,400	54,700	1,729,800
Pinson purchase price	15,000,000	-	-	15,000,000
Capitalized loan interest - Pinson	700,100	-	-	700,100
Repayments of Debt	5,989,400	5,133,600	1,112,700	12,235,700
Effect of exchange rate changes	23,000	(12,800)	(8,800)	1,400
Total uses of cash	$32,328,700	$12,408,300	$19,370,200	$64,107,200

Exploration spending	$3,584,300	$1,562,800	$1,622,700	$6,769,800
Exploration capitalized	2,949,400	454,100	158,000	3,561,500
Exploration expensed	$634,900	$1,108,700	$1,464,700	$3,208,300

The Company’s expenditures have been financed primarily by operations, proceeds from the sale of investments and assets, debt financings, and equity financings as follows.

Financing Source	2011	2010	2009	Total
Net contributions by Operations	$11,464,900	N/A	N/A	$11,464,900
Proceeds from sale of investments	465,600	258,900	720,000	1,444,500
Proceeds from asset sales	471,500	287,600	70,500	829,600
Exercise of stock options	74,900	101,800	(7,400)	169,300
Exercise of warrants	122,800	-	-	122,800
Net Proceeds from equity financings	-	8,292,900	-	8,292,900
Net Proceeds from debt financings	20,098,900	-	14,940,100	35,039,000
Total financing sources	$32,698,600	$8,941,200	$15,723,200	$57,363,000

Atna expects that cash requirements during the next 12 months can be met through a combination of existing cash, selling short-term investments, cash flow from the Briggs and Pinson operations, asset sales, new or extended lines of credit, or an equity offering. The principal planned expenditure within the next 12 months is expected to be funding development of the Pinson underground mine at a cost of $18 to $22 million. The requirement to repay a C$20 million loan in 2012 has been deferred by an agreement signed February 2012 that extends the term of the loan into 2013.

In April 2009, Atna entered into a Mining Venture Agreement (the “MVA”) for Pinson with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, superseding a prior Exploration and Development Agreement. Under the MVA, Atna owned a 30 percent equity interest in the joint venture and PMC owned 70 percent. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011. In September 2011, Atna completed an Asset Purchase and Sale Agreement (“APSA”) with PMC to acquire PMC’s 70 percent interest in the Pinson Mine. The MVA was terminated by the APSA.

Upon closing of the APSA, Atna became the owner of four square miles of land containing the historic Pinson Mine and the related mineral resources. PMC became sole owner of 21 square miles of land and claims surrounding the four sections of land. As part of this transaction Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities. PMC retained a 10 percent, net profits royalty on production after the first 120,000 ounces of gold are sold. Exclusive of the qualitative value of the processing agreement and future royalty payments to PMC, Atna paid $27.9 million for the 70 percent interest in Pinson inclusive of: US$15.0 million in cash, 15 million common shares of Atna, $1.5 million in assumed reclamation obligations, and the net exchange of land.

B.	Business Overview

The Company is involved in all phases of the mining business from exploration, development drilling, preparation of feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the western United States. The Company conducts a portion of its mineral exploration and development activities through joint ventures with other companies.

Production at Briggs during 2011 included the mining of 2.6 million tons of gold ore containing 43,500 ounces of gold at a strip ratio of 3.7 tons of waste per ton of ore to produce 32,100 ounces of gold in doré. Approximately 32,400 ounces of gold were sold at an average gold price of $1,587 per ounce. Estimated mined recoverable gold inventory at year end was 15,540 contained ounces in all stages of processing.

The Company’s primary focus for 2012 is to increase the value of its four core gold mining properties: Briggs, Pinson, Reward and the Columbia mining project (“Columbia”). The Company’s near-term strategy is to focus on producing positive cash flow from production operations at Briggs with the goal of reaching targeted production rates of approximately 40,000 to 47,000 ounces in 2012. In September 2011, the Company acquired Barrick Gold's 70 percent interest in Pinson to consolidate its 100 percent control of the project. Development of the Pinson underground mine is now the Company's top development priority. The mine is anticipated to achieve commercial production in late 2012, budgeted to produce 10,000 to 15,000 ounces of gold in 2012. The Company substantially completed Phase 1 infrastructure development activities at Reward during 2011, but further work will be postponed until development activities at Pinson have been completed or until such time that additional cash funding becomes available. The Company intends to initiate feasibility and permitting work at Columbia and to initiate a feasibility study for open pit mining at Pinson during 2012. These activities will provide a long term pipeline of development opportunities for the Company.

Atna’s 2008 sale of its royalty portfolio provided approximately $20 million of net proceeds, which was sufficient to re-start and operate Briggs without additional financing until October 2009 when Atna closed C$1.5 million in convertible debentures. In December 2009, the Company closed the Gold Bond Financing of $14.5 million and in December 2010, the Company closed a $9.2 million bought deal equity offering. Briggs began operations in 2009 and has provided net positive operating cash flows during and since the fourth quarter of 2010. In September 2011, the Company closed a C$20 million debt facility to fund the acquisition of Pinson and to provide initial start-up capital for that project. The term of this debt facility (“Sprott Loan”) was extended in February 2012 and is now repayable in three increments in 2013. The Company expects the exercise of options and warrants to be a significant source of funds during 2012.

The Company is not affected by seasonality, but raw materials used in the production and processing of gold ores have increased significantly in price during the past three years. Fuel cost is a significant cost factor and fuel costs have been volatile and generally increasing over the last three years. Diesel fuel costs represented over 22% of the operating costs at Briggs in 2011; representing 17% of the operating costs in 2010. Diesel costs were lower than they otherwise would have been in 2011 due to benefits derived from purchase contracts for approximately 25% of Briggs’ diesel usage at delivered prices below then current market prices. In addition, there is strong competition for experienced mining staff that has also increased the general cost of doing business.

The Company’s strategy is to develop new mines organically using the cash flow from existing mines. In 2012, the Company plans to develop the underground mine at Pinson and bring it into production, principally using existing cash and the cash flows from Briggs. The Company will utilize its existing property positions to increase shareholder value by taking a property portfolio approach. The Company will sell or trade those properties that are not core to the Company’s business and seek to develop those properties that can be developed economically in a timely manner to create the cash flow that will support and pay for further growth. At the same time, the Company will seek to create an increasingly valuable pipeline of development properties through drilling in existing mine areas, property acquisitions and joint ventures to enhance future growth prospects.

Demand for gold as a safe haven against economic turmoil, currency devaluations and other factors in the financial marketplace has more of an impact on the price of gold than does the annual production of gold. Our principal acquisition objective is to acquire mining prospects that provide a reasonable return on capital upon development. The Company is positioned with a solid cash balance and existing and near term gold production to acquire mineral properties in a later stage of exploration. These opportunities may include properties that were closed due to lack of capital. The Company continually reviews acquisition opportunities that could provide potential long term value through further investment. The Company targets acquisitions that have the potential to provide positive cash flow over a significant operating reserve life and annually produces at least 50,000 ounces of gold. The target property would need to be located in a setting where positive community relations may exist, where development of that property would not create long term environmental issues and where there is a reasonable chance of obtaining the required permits.

Regulatory agencies, both state, county, and federal, having authority over the Company’s exploration, development and mining are numerous and include, but are not limited to, Mine Safety and Health Administration (“MSHA”), U.S. Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), U.S. Forest Service (“USFS”) U.S. Department of Alcohol Tobacco and Firearms (“BATF”), U.S. Department of Homeland Security, U.S. Environmental Protection Agency (“EPA”), U.S. Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), the Inyo County California, Nye County Nevada, and Humboldt County Nevada.

The marketing of metals is affected by numerous factors, many of which are beyond our control. Such factors include the price of the mineral in the marketplace, imports of metals from other nations, demand for metals, the availability of adequate refining and milling facilities, and the market price of competitive metals used in the same industrial applications. The market price of metals is extremely volatile and beyond our control. Gold and silver prices are generally influenced by basic supply/demand fundamentals, inflation, alternative investment markets, and the strength or weakness of the U.S. Dollar. The market dynamics of supply/demand can be heavily influenced by economic policy; e.g., central banks sales/purchases, political unrest, conflicts between nations, and general perceptions about inflation. Fluctuating metal prices may have a significant impact on our results of operations and operating cash flow. Decreasing mineral prices will adversely affect the market values of our properties and may lead to the recording of asset impairments.

The decision to put a mine into production and the commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. Between 2006 and 2011, the average annual London PM Fix price per ounce of gold has steadily increased from $603 to $1,575. The economics of a mine may change over time due to gold price fluctuations during the project’s life. Although it is possible to protect against price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk to the mining industry. The Company’s open hedge positions as of December 31, 2011, consist solely of the Gold Bonds.

The exploration, development, and production programs conducted in the U.S. are subject to local, state, and federal regulations regarding environmental protection. A significant amount of the mining and exploration activities are conducted on public lands. The BLM regulations cover mining operations carried out on most public lands. Exploration for or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of water sources, waste materials, odor, noise, dust and other environmental protection requirements adopted by federal, state and local governmental authorities. As a result, environmental assessment or environmental impact studies may be required before any proposed exploration work or production activities can be commenced. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations.

The U.S. has an extensive framework of environmental legislation that undergoes constant revision. We participate in the legislative process through independent contact with legislators and through trade organizations to assist legislative bodies in making informed decisions.

Historic mining activities have occurred on certain of the Company’s properties. In the event that such historic activities have resulted in releases or threatened releases of regulated substances into the environment there exists the potential for liability under federal or state remediation statutes. Except as discussed in the Company’s periodic filings with the SEC, the Company is not aware of any pending claims under these statutes at this time, and cannot predict whether any such claims will be asserted in the future.

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

The Company owns all or the rights to all of the issued and outstanding shares of the common stock of Canyon. The organizational chart below reflects the Company’s legal ownership of its significant subsidiaries and ownership interests in various gold properties as of the date of this Annual Report on Form 20-F. Properties are routinely acquired, sold, subjected to a joint-venture, or abandoned in the ordinary course of business.

16

D.	Property, Plant and Equipment

Summary of Mineral Reserves and Resources

Gold Mineral Reserves - Proven and Probable at December 31, 2011 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	6,296	0.020	128,788
Probable	5,942	0.020	118,141

Briggs reserves	12,238	0.020	246,929

Reward (2) - 100% Atna
Proven	3,673	0.025	90,636
Probable	8,183	0.021	175,174

Reward reserves	11,856	0.022	265,810

Total reserves	24,094	0.021	512,739

1.	Briggs Mine mineral reserve summary was updated March 16, 2012 and is based on a 0.007 ounces per ton incremental leach cut-off grade calculated using $1,300 per ounce gold
2.	Reward mineral reserve update completed March 20, 2012, using a >$0.01 net incremental value using $1,300 per ounce gold
3.	Briggs reserves are current to December 31, 2011 and have been reconciled for mine production

Gold Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	13,306	0.021	278,000
Reward - 100% (2)	4,692	0.023	106,400
Pinson - Underground 100% (3,4)	1,619	0.355	575,000
Pinson - Open pit 100% (3,4)	21,158	0.035	732,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	47,003	0.042	1,966,600

Indicated
Briggs - 100% (1)	20,293	0.019	383,700
Reward - 100% (2)	13,363	0.019	256,200
Pinson - Underground 100% (3,4)	1,301	0.383	498,000
Pinson Open pit 100% (3,4)	4,307	0.058	249,600
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	52,940	0.036	1,927,500

Measured & indicated
Briggs - 100% (1)	33,598	0.020	661,700
Reward - 100% (2)	18,055	0.020	362,600
Pinson - Underground 100% (3,4)	2,920	0.368	1,073,000
Pinson - Open pit 100% (3,4)	25,466	0.039	981,700
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	99,943	0.039	3,894,200

Inferred
Briggs - 100% (1)	12,940	0.018	228,600
Reward - 100% (2)	4,757	0.014	65,600
Pinson - Underground 100% (3,4)	2,236	0.378	845,900
Pinson - Open pit 100% (3,4)	824	0.034	28,300
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	36,606	0.047	1,721,400

Silver Mineral Resources - Measured, Indicated and Inferred

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009; Briggs Resource update, 1/19/2012, 0.006 oz/ton cut-off
2.	NI 43-101 Technical Report Reward Gold Project, March 2008; Reward Resource update, February 2012, 0.006 oz/ton cut-off
3.	Equity Interest Basis; 0.20 oz/ton cut-off grade underground; 0.010 oz/ton cut-off Open Pit.
4.	NI 43-101 Technical Report, Pinson Gold Property, March 2012
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Technical Report Cecil R gold Property, March 2010
7.	Resource estimates for Briggs and Reward include proven and probable reserves

Mr. Alan Noble of Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, acted as the independent Qualified Person in the preparation of “Technical Report on Briggs Project, March 2009” and produced the updated resource estimate for the Briggs Mine published January 19, 2012. Mr. Noble is a Qualified Person as defined under NI 43-101. Mr. Mike Read was responsible for preparing the ore reserve estimate and mine plan and worked under the supervision of Mr. Robert L. Sandefur, both of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, as independent Qualified Person for those sections of the technical report. Year-end 2011 Mineral Reserves were updated by Mr. Read as Principal Mining Engineer and Qualified Person as defined under NI 43-101 for the Briggs Mine. The reserves are stated to December 31, 2011 and reflect mining at Briggs, price, cost and design parameter changes and the January 2012 resource update.

Dr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as Qualified Persons in the development of Reward feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Robert Sandefur updated the Reward Gold mineral resource estimate, release dated February 27, 2012 and is an independent Professional Engineer and Qualified Person as defined under NI 43-101. Mr. Mike Read, an independent Professional Engineer and Qualified Person as defined under NI 43-101 and was responsible for preparing the Reward ore reserve estimate and mine plan as of December 31, 2011. The reserves are stated to December 31, 2011 and reflect gold price, cost and design parameter changes and the February 2012 resource update.

The updated 2012 mineral resource estimate and technical report entitled “NI 43-101 Technical Report of the Resources, Pinson Project, Humboldt County, Nevada, March 2012” for Pinson with an effective date of February 6, 2012, was prepared under the supervision of Mr. Donald Hulse P.E., and Mr. William Crowl R.G., MMSA QP of Gustavson Associates, of Lakewood, Colorado. Mr. Hulse and Mr. Crowl are independent Qualified Persons as defined under NI 43-101.

The Columbia resource estimate and Technical Report with an effective date of September 9, 2009 was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person as defined under NI 43-101. The “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” completed in May 2010 was also prepared by Mr. Donald E. Hulse, P.E.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate for the Cecil R satellite project (“Cecil R”). Mr. Sandefur is an independent Qualified Person as defined by NI 43-101 and co-author of the Technical Report which filed for Cecil R.

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

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This section uses the term “inferred resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

The Briggs Mine is located on 166 unpatented claims, including 15 mill site claims, covering approximately 3,095 acres, on land administered by the BLM, either directly or through leasehold interests. No royalties are payable at Briggs. In addition to Briggs, the Company owns or controls four satellite projects (“Briggs Satellite Projects”) totaling 2,040 acres located between two and four miles north of Briggs: Cecil R, which includes 48 claims; the Jackson project (“Jackson”) located on 40 unpatented claims, two patented claims and one patented mill site; and the Mineral Hill project (“Mineral Hill”) and Suitcase projects (“Suitcase”) located on 48 unpatented claims. All of the mining claims are located on land prescribed for multiple use management by the BLM.

Briggs was built by the Company in 1995. Mining at Briggs initially commenced in 1996 and ceased in early 2004 due to low gold prices. Mining and gold production re-commenced in 2009. From 1995 through December 31, 2011, Briggs has produced over 620,000 ounces of gold. During this time, over 104 million tons of rock has been mined by open-pit methods, including 31 million tons of ore. Ore has been mined from a number of open-pits, including the Goldtooth, Briggs Main, Briggs South Ultimate, Argonaut and Briggs North, from south to north, respectively. In addition, a small amount of underground mining was performed from the bottom of the Briggs North open-pit in 2000 and 2001.

The 2012 operating plan for Briggs is expected to produce approximately 40,000 to 47,000 ounces of gold at an average cash cost for the year of between $825 and $875 per ounce produced. According to the 2012 budget plan, Briggs will crush and place on the leach pad approximately 3.3 million tons of ore containing 57,900 ounces of gold. The waste stripping ratio is projected to be 2.1 tons of waste per ton of ore. In-process mined and estimated recoverable gold inventory on stockpiles, the heap-leach pad and in the gold plant at year end 2011 was approximately 15,543 ounces, which provides a strong basis for 2012 production.

The only gold sales commitments at Briggs are related to the Gold Bond Financing facility, which committed approximately 3,257 ounces per year at a price of $1,113 per ounce payable in installments through the end of 2013.

Production details for Briggs in 2011 and 2010 are shown in the following tables:

	First	Second	Third	Fourth	Total
Production Statistics for 2011	Quarter	Quarter	Quarter	Quarter	2011
Waste tons	2,766,400	2,627,900	2,512,300	1,983,100	9,889,700
Ore tons	608,400	662,600	615,800	759,100	2,645,900
Total tons	3,374,800	3,290,500	3,128,100	2,742,200	12,535,600
Strip ratio (waste / ore)	4.5	4.0	4.1	2.6	3.7
Ore grade (oz/ton)	0.015	0.016	0.018	0.017	0.016
Contained gold ounces mined	8,900	10,700	11,000	12,900	43,500
Gold ounces produced in doré	6,700	7,700	9,400	8,400	32,200
Gold ounces sold	6,600	7,700	9,700	8,400	32,400
Recoverable gold ounces inventory	14,100	14,500	12,700	15,500	15,500
Cash cost of gold production ($/oz)	$927	$908	$913	$941	$922

	First	Second	Third	Fourth	Total
Production Statistics for 2010	Quarter	Quarter	Quarter	Quarter	2010
Waste tons	1,418,700	2,081,900	2,042,500	2,289,400	7,832,500
Ore tons	644,200	485,400	649,500	601,900	2,381,000
Total tons	2,062,900	2,567,300	2,692,000	2,891,300	10,213,500
Strip ratio (waste / ore)	2.2	4.3	3.1	3.8	3.3
Ore grade (oz/ton)	0.015	0.014	0.019	0.016	0.016
Contained gold ounces mined	9,600	6,600	12,400	9,400	38,000
Gold ounces produced in doré	6,000	5,300	5,800	7,900	25,000
Gold ounces sold	5,500	5,700	6,200	7,800	25,200
Recoverable gold ounces inventory	11,300	10,900	13,700	13,500	13,500
Cash cost of gold production ($/oz)	$824	$865	$887	$760	$828

Note: Cash cost of gold production is a non-GAAP measure and is calculated utilizing Gold Institute standards.

In October 2011, a fourth production crew was added at the crusher to initiate 24 hour per day seven day per week crushing operations. During 2011, the company invested in replacing or substantially rebuilding worn crushing units in the tertiary crushing section of the crushing plant to improve and increase the operational availability of the plant. These two changes are anticipated to drive an increase in gold production for 2012. This increased production, combined with a reduced stripping ratio, is expected to positively impact unit cash operating costs. Additional work completed during 2011 included the construction of approximately one million square feet of additional leach pad space, capable of containing approximately 7.5 million tons of crushed ore and a doubling of the leach pad irrigation capacity and carbon capture systems. Effective gold recovery from the heap at year end was approximately 79 percent. The remaining life-of-mine strip ratio is 2.3, which should result in lower future cash costs.

Operating costs in 2011 were negatively impacted by diesel fuel costs, representing over 22 percent of the operating costs at Briggs. Diesel costs were lower than they otherwise would have been due to benefits derived from purchase contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below then current market prices. A profit sharing plan was initiated in 2011 for Briggs employees, costing four percent of the site’s profit and increasing costs by $0.6 million. This plan was implemented as an incentive to retain personnel in the face of an industry-wide shortage of trained mining personnel. Production was adversely impacted by crusher plant availability and maintenance. Labor costs were impacted in the second half of 2011 by adding and training personnel in order to operate 24 hours per day, seven days per week. The new personnel were included in existing operating crews, but produced only limited benefit to production during the training period. Timely availability of equipment parts from equipment vendors continues to be an issue, although significant improvement in this area has been seen over prior years. The mine is currently fully staffed for planned operational requirements.

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the prior two years.

Function	Basis	2011	2010
Mining	$/ton of material, ore & waste	$1.22	$1.37
Crushing	$/ton of ore processed	$2.64	$2.12
Leach and Plant	$/ton of ore processed	$3.24	$2.90
Site Gen and Admin	$/ton of ore processed	$1.08	$1.17

Capital spending, inclusive of development, was approximately $10.0 million in 2011. All planned project capital required under the existing mine plan has been spent. Sustaining capital expenditures in 2012 are expected to be between $2.5 million and $3.0 million. The majority of the capital is for component replacements on mining units and in the crushing plant. As of December 31, 2011, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $46.7 million, having a carrying-value of $28.4 million, net of depreciation.

Gold reserves and resources at Briggs have been updated to account for the following changes:

•	An increase in the three year trailing gold price outlook from $1,025 per ounce as of December 31, 2010 to $1,300 per ounce as of February 29, 2011;
•	2011 mine production;
•	December 31, 2011 end of year topography;
•	The results of a 68 hole, 30,000-foot drilling program conducted during 2011;
•	Actual and budgeted operating costs;
•	A gold recovery of 80 percent.

Briggs December 31, 2011 gold mineral reserves, estimated using a 0.007 ounce per ton cut-off grade, are shown in the following table:

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Briggs Main	Proven	3,264	0.017	53,910
	Probable	2,131	0.016	33,214
	Sub-Total	5,394	0.016	87,124
Briggs Main North	Proven	974	0.018	17,708
	Probable	1,090	0.019	20,912
	Sub-Total	2,064	0.019	38,620
Goldtooth - North	Proven	740	0.032	23,753
	Probable	1,284	0.023	29,453
	Sub-Total	2,024	0.026	53,206
Goldtooth - South	Proven	1,318	0.025	33,418
	Probable	1,437	0.024	34,562
	Sub-Total	2,755	0.025	67,980
Total - Briggs Reserves	Proven	6,296	0.020	128,788
	Probable	5,942	0.020	118,141
	Grand Total	12,238	0.020	246,929

The estimate shown above does not include 861,000 tons of in-pit inferred material containing approximately 13,000 ounces of gold. This material is currently considered as waste in the overall mine plan. The remaining life of mine waste to ore stripping ratio increased from 2.8 to 3.2.

The table below summarizes the change in gold reserves in contained ounces at Briggs in 2011.

	Beginning		Other	Ending
	2011	Production	Changes	2011
Proven	103,000			128,788
Probable	98,000			118,141

Total Briggs Reserves	201,000	(43,413)	89,342	246,929

Briggs December 31, 2011 mineral resources estimated using a 0.006 ounce per ton cut-off grade is shown in the following table:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	13,306	0.021	278,000
Indicated	20,293	0.019	383,700

Measured and Indicated	33,598	0.020	666,700

Inferred	12,940	0.018	228,600

Mobile equipment at Briggs includes seven 85 to 100-ton trucks, three 15-cubic-yard loaders, two blast-hole drills, four dozers, and two graders. The three-stage crushing plant at Briggs has a nominal capacity of 600 to 700 tons per hour depending on hardness of ore feed. Ore is typically crushed in three stages to 80 percent minus-¼-inch-size and conveyor-stacked on the leach pad for leaching. Gold recovery at this crush size is estimated to be approximately 80 percent. The gold recovery plant utilizes the carbon absorption and desorption process to recover gold from solution, and the refinery utilizes conventional furnace technology. Power for the mine is currently supplied by four 1.1 megawatt diesel generators.

The life-of-mine plan for Briggs mining operations is located entirely within the existing permit boundary area. However, a portion of the mine plan area required an amendment to the existing reclamation plan and possibly placement of additional reclamation bonds prior to mining. To accommodate this permit revision, an updated Environmental Assessment was completed and approved by the BLM on February 1, 2012, subject to a final appeal process. Reclamation activities are conducted concurrently whenever reasonable as mining occurs. In areas of new mining, topsoil is being reclaimed and stockpiled for future reclamation work.

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

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolites rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900s and remains an important ore control at Briggs.

DEVELOPMENT PROPERTIES

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about ten miles north of the Golconda Exit from Interstate Highway 80.  The property is located on the Getchell Gold Belt in north-central Nevada near where it intersects the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system.  Mineralization is focused along and adjacent to the Getchell Fault zone.

In April 2009, Atna entered into a Mining Venture Agreement (the “MVA”) for Pinson with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, superseding a prior Exploration and Development Agreement. Under the MVA, Atna owned a 30 percent equity interest in the joint venture and PMC owned 70 percent. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011. In September 2011, Atna completed an Asset Purchase and Sale Agreement (“APSA”) with PMC to acquire PMC’s 70 percent interest in the Pinson Mine. The MVA was terminated by the APSA.

Upon closing of the APSA, Atna became the owner of four square miles of land containing the historic Pinson Mine and the related mineral resources. PMC became sole owner of 21 square miles of land and claims surrounding the four sections of land. As part of this transaction Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities. PMC retained a 10 percent, net profits royalty on production after the first 120,000 ounces of gold are sold. Exclusive of the qualitative value of the processing agreement and future royalty payments to PMC, Atna paid $27.9 million for the 70 percent interest in Pinson inclusive of: US$15.0 million in cash, 15 million common shares of Atna, $1.5 million in assumed reclamation obligations, and the net exchange of land.

The four sections of land now controlled by Atna contain substantially all of the mineral resources developed by the former joint venture. The land position includes four square miles of leased and owned fee lands and unpatented mining claims. This includes 20 claims owned 100 percent, ownership of two additional sections of fee surface and mineral lands, ownership of 41.66 percent of 18 additional claims and a lease interest in 18 full and two fractional mining claims. Atna owns an additional 41.66 percent interest on an additional 120 acres of fee and mineral lands and leases the remainder of that interest. In total, there are 2,545 acres in the Pinson package. These lands have variable NSR royalty obligations, averaging around 6 percent. The 10% net profits royalty retained by PMC is in addition to these NSR royalties.

Pinson has a “small-mine” operating permit allowing underground mining of 36,500 tons of ore per year. The Company began redevelopment of the mine based on this permit in the fourth quarter of 2011. The decision to commence work is not based on the results of a technical report, but is based on an analysis of the critical path required to attain commercial production in the fourth quarter 2012. Updated NI 43-101 compliant mineral reserve estimates are expected to be released in the first half of 2012. Once these studies are completed, applications for additional permits to operate at increased rates will be prepared and filed with the State of Nevada. No Federal filing is required since the potential underground mining zones are located on private lands. New permits allowing increased levels of underground production are expected early in 2013.

The Company has commenced a program of personnel recruitment to provide staffing for the project. An underground mining contractor has been mobilized to the site and work on driving the secondary access has commenced. Under Mine, Safety and Health Administration regulations, commercial stoping of ores may only be conducted once dual access has been established. Once secondary access and ventilation circuits have been established, then ore stoping areas can be established. It is anticipated that an underhand cut-and-fill mining method will be utilized due to poor rock competency in the ore zones. The Company is in the process of mining a number of large-scale, bulk, oxidized ore samples. This material will be shipped in the first half of 2012 for test processing at the nearby processing plants. Atna's goal at Pinson over the next few years is to develop a mine capable of producing 75,000 to 100,000 ounces of gold per annum at a competitive cost structure. It may take several years to achieve this target production level as this will require the development of numerous working faces in the mine.

Approximately $20 million in development costs for Pinson have been budgeted for 2012. The Company expects to mine up to 36,500 tons as allowed under current permits to produce 10,000 to 15,000 ounces of gold in 2012. This production is budgeted to occur primarily in the fourth quarter of 2012. As of December 31, 2011, Pinson’s property plant, mine development, and mineral interests had a carrying cost of $29.9 million, net of $0.1 million in accumulated depreciation.

Approximately 4,000 feet of underground workings have been excavated at Pinson. These workings are de-watered using an existing deep de-watering well. Three additional wells have been drilled and the Company has pumps and related equipment on hand to put two of these wells into operation. Water is currently being discharged into two existing rapid infiltration basins and a third basin has been permitted for construction. Water rights to allow the underground project to be de-watered at a rate required to support underground mining operations were granted in 2009. In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined sulfide ores. A second portal collar was also established for a planned secondary access to the underground workings. Electrical power will be provided off the utility grid. Acquired buildings and equipment are in suitable condition for their intended purposes.

Atna has substantially completed the process of transferring the various operating and reclamation permits associated with Pinson from the name of PMC to the name of Atna Resources Inc., the subsidiary that now holds Pinson. Associated with these permits is approximately $1.9 million in reclamation bonding. Atna has provided the State of Nevada with approximately $0.6 million of this bonding, and expects to provide the balance of approximately $1.3 million in early 2012 in conjunction with the transfer of the remaining permits.

The Pinson mine had previously operated as an open pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Since 2004, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. Re-evaluation of this potential in the currently robust gold market environment has resulted in the development of a substantial measured and indicated resource containing 981,700 gold ounces that is believed to be amenable to open pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company is planning to commence a feasibility study analysis to determine the economic potential of the open pit resource. While permits exist to commence underground development and mining, the potential open pit is currently unpermitted and will be subject to the full permitting process prior to the commencement of mining. Even though this is a brown-field site, this process may include the requirement to complete a full environmental impact study.

In February 2012, Gustavson and Associates completed a resource estimation effort including all data available for the Pinson Mine property including the work completed by PMC. This work represents the first effort to produce a property-wide gold resource estimate and includes both potential open-pit resources (Mag Pit and South Area) and the resources potentially extractable by underground methods. The results of this study were released on February 6, 2012. A NI 43-101 Technical Report was filed in support of these new estimates in March 2012.

The February 2012 mineral resource estimate is summarized in the following tables utilizing a cut-off gold grade of 0.20 oz/ton for the Underground Resources and 0.01 oz/ton for the Open Pit Resources.

Underground Resources (0.20 oz/ton Au cut-off)

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	1,619	0.355	575,000
Indicated	1,301	0.383	498,000

Measured and Indicated	2,920	0.368	1,073,000

Inferred	2,236	0.378	845,900

Open Pit Resources (0.010 oz/ton Au cut-off)

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	21,158	0.035	732,000
Indicated	4,307	0.058	249,600

Measured and Indicated	25,466	0.039	981,700

Inferred	824	0.034	28,300

Reward Mine, Nevada

Reward is located on approximately 2,213.8 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Access is gained via state highway 95 to the site access road turnoff followed by a two-mile gravel access road. Atna holds eight placer claims and 14 unpatented lode claims under four mining leases, which expire in 2024 and 2025. Atna also owns 99 unpatented claims and six patented claims. The leases and patented claims each carry a 3 percent NSR royalty.

In March 2008, the Company completed a positive economic feasibility study for Reward (filed on SEDAR). The feasibility study recommended development of a conventional open pit mining, ore crushing, and heap-leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

Gold reserves at Reward have been updated to account for the following changes:

•	An increase in the three year trailing gold price outlook from $1,025 per ounce as of December 31, 2010 to $1,300 per ounce as of December 31, 2011;
•	Direct operating costs have been updated based on actual costs experienced at the nearby Briggs Mine; and
•	Drilling results during 2011 have been taken into consideration.

The following table depicts the change in ounces of contained gold reserve recognized in 2011.

	Beginning	Other	Ending
Category of Contained Ounces	2011	Changes	2011
Proven	38,200	52,400	90,600
Probable	142,700	32,500	175,200

Total Reward reserves	180,900	84,900	265,800

‘Other Changes’ include the impact on reserve estimation of changes in the three year trailing average price of gold, changes in operating costs and changes due to the addition of new drilling information.

The following table displays the mineral resources contained at Reward for the year ended December 31, 2011.

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	4,692	0.023	106,400
Indicated	13,363	0.019	256,200

Measured and Indicated	18,055	0.020	362,600

Inferred	4,757	0.014	65,600

Current reserve estimates are based on estimated future costs and the prior three-year average gold price, recently updated by the Company for this report. Reserves also assume an 80 percent processing recovery rate based on metallurgical test results. Reserves and resources presented later in this report reflect the results of drilling activity in 2011. The Reward operation is expected to produce approximately 212,600 ounces of gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 2.1. Capital costs have been updated and now total $32 million for crushing and process plants, facilities and infrastructure, mining fleet, capitalized stripping and funding of surety bonds; however this is likely to increase by the time the development occurs.

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

Reward has received permits required to initiate development activities. A project office has been opened in Beatty, Nevada and Phase 1 infrastructure development at the site has been substantially completed. This included the construction of wildlife exclusion fencing, completion of the production water well and the stringing of power line to connect the site to the local power grid. Capital expended for these projects in 2011 totaled $1.5 million. Reward’s carrying cost as of December 31, 2011 was $10.6 million, net of an insignificant amount of accumulated depreciation.

Phase 2 activities include the construction of leach pad facilities, purchase of a 500-ton per hour capacity semi-portable crushing plant, and installation of an office, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other construction activities. Timing on this construction phase will be dependent upon a number of factors including the completion of development activities at our Pinson Mine and availability of free cash flow from our Briggs operation. We anticipate that Phase 2 construction could be completed within a nine to twelve month period after the commencement of construction. Atna plans to place orders for long lead-time equipment for Reward in 2012 for delivery in 2013 and to complete construction engineering designs in 2012.

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

Reward contains an intensely sheeted, north-south shear zone and associated veins, which vary from steeply dipping to modest dip (45 degrees) to the east, within a sequence of phyllitic quartzite, schists, and dolomites. The Reward gold-mineralized structure has been sampled by more than 310 holes totaling more than 100,000 feet drilled by a number of mining entities over the past 15 years. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 400 feet along the Reward structure. The width of mineralization within the structural zone ranges from a few feet to up to 200 feet. The mineralized structure remains open and untested at depth and along strike to the south. To date, other than exploratory drilling, no mining operations have been conducted at Reward; it is a development project.

The project is permitted for mine operations. During 2009, work was completed on an Environmental Assessment for Reward and the BLM signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of reclamation bonds, will allow Atna to commence construction of the Reward mine facilities. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Total acreage is 1,776 acres. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR royalties that range from zero to six percent.

The Company engaged an independent engineering firm with Qualified Persons (as defined in NI 43-101), to complete an NI 43-101 compliant “Technical Report and Mineral Resource Estimate for the Columbia Project” in 2009 and an additional report titled “Technical Report and Preliminary Economic Assessment on the Columbia Project” (“PEA”) was completed in May 2010 with both filed on SEDAR. Results of these studies demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a feasibility level study to further define the economics of the project and justify commencing the permitting process.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.02 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the PEA with supporting metallurgical test work.

	Tons	Gold	Contained	Silver	Contained
Category	(x1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Measured	5,370	0.047	254,400	0.155	831,100
Indicated	11,294	0.043	487,300	0.116	1,304,400

Measured and Indicated	16,664	0.045	741,700	0.128	2,135,500

Inferred	10,705	0.042	453,600	0.097	1,035,800

Columbia PEA Highlights

•	Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life at an estimated cash cost of $639 per ounce of gold, net of by product credits.
•	Pre-tax discounted net present value at $1,025 per ounce of gold and $16.60 per ounce of silver of $111.5 million at discount rate of five percent, giving an internal rate of return of 27 percent.
•	Estimated capital expenditures of $72.2 million and a payback of 3.3 years. Capital costs are subject to inflationary increases.

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

The PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficient to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. The purpose of this work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality. This program focused on utilizing conventional gravity and flotation gold recovery methods to produce both gravity and flotation concentrate products. Both rougher and cleaner floatation circuits were utilized. Reverse circulation reject samples were composited to create representative oxide mineral samples for testing. The test work indicated that up to 65 percent of the gold and 20 percent of silver was recovered as a gravity concentrate. Simple flotation on the tail product recovered an additional 28 percent of the gold and 45 percent of the silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces of silver. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cyanide leach test on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

Periodic water sampling analysis is also being conducted for baseline quality analysis. Additional studies were completed to assess any fatal flaws that may prohibit the project from being permitted and no significant flaws were determined. A community stakeholder analysis has also been completed. These studies are all focused on providing support for the feasibility study and to begin permit applications in 2012.

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

Metallurgical test-work, drilling and mine planning are planned for the project in 2012. The goal is to complete a “Mine Plan of Operations” to initiate the formal permitting process at Columbia.

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

Work at Cecil R leading up to the NI 43-101 resource estimate included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

Work on Cecil R will continue during 2012 with baseline environmental studies, metallurgical testing, and potentially infill drilling to upgrade resource classification.

In 2006, Atna acquired Suitcase and Mineral Hill for 30,000 shares of common stock of Atna. Suitcase and Mineral Hill are located east and upslope from Cecil R and Jackson. In addition, Atna will pay a total of $135,000 in ten yearly installments, plus a 3 percent NSR royalty that may be reduced to 1 percent for $0.5 million per point of reduction.

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

Any new open-pit developments on the Briggs Satellite Projects outside the existing Briggs plan of operations area may be required to comply with the Backfill Regulation. However, certain California statutes and regulations recognize that under certain circumstances, existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement. Further study will be required to fully assess the impact of these regulations on all of the Briggs Satellite projects.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles (67.5 kilometers) northeast of Winnemucca in Elko County, north-central Nevada, and consists of 365 unpatented lode claims covering approximately 2,000 acres (810 hectares). Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has been exploring the project since that time. In February 2012, Yamana advised Atna of its intent to terminate it earn-in agreement on Clover.

In 2009 and 2010, Yamana Gold worked on completing permitting activities required by the BLM and completed a nine-hole drilling program (9,165.5 feet/2,793.5 meters). Yamana’s 2011 drilling failed to extend the gold mineralization encountered in previous drilling. Yamana interpreted a change in the strike and host lithology of the targeted structure as the cause of the tightening of the vein. Yamana drilled 26 holes totaling 23,905.5 feet (7,286 meters) during its option period.

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

Tuscarora and Adelaide Properties, Nevada

In February 2008, the Company entered into an option agreement with Golden Predator Corp. ("GPD"), whereby GPD would assume the obligation of Atna regarding the option with Newmont Mining Corporation on the Adelaide and Tuscarora gold prospects in Nevada. Atna received 0.2 million shares of GPD as its 2011 option payment for the properties. At the end of 2011, GPD informed Atna that they had completed the $3.0 million expenditure requirement required under the option agreement. With this notice, control of these properties was transferred to GPD. Atna retains an NSR royalty of up to 1.5 percent but not less than 0.5 percent. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

Adelaide is located about 30 miles south of Winnemucca, Nevada and is accessed by state highway 294 to improved dirt road for two miles. Tuscarora located about 48 miles south of Elko, Nevada via state highway 225 to highway 226.

Sand Creek Uranium Joint Ventures, Wyoming

In August 2006, the Company entered into a Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement (the “Sand Creek Agreement”) with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (the “Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement. Under the Sand Creek Supplemental Agreement (the “Supplemental Agreement”), Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. During 2010, Uranium One spent approximately $0.2 million on Sand Creek JV activities. As a result, Uranium One’s equity interest in the Sand Creek JV increased to 35 percent while Atna’s interest decreased to 65 percent.

If Uranium One does not earn up to a 51 percent interest in the Sand Creek JV, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek Agreement will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures.

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

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 foot-percent U3O8 with a highlight of 6 feet at 0.11 percent U3O8.

During 2011, Uranium One completed a total of 32 holes with 13 (41 percent) encountering grade-thickness values (GT’s) of greater than 0.25 percent U3O8 x feet thickness. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. Uranium One is working to update its mapping of the uranium trend and associated resources by integrating the new drilling. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement.

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential. The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within 50 miles east and west of Missoula, extending to the Idaho State line, and within 60 miles west of Kalispell in north western Montana. The mineral rights contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. The Company is in the process of subdividing this package for exploration joint venture or sale.

In February 2011, CR Montana Corporation signed a purchase agreement with the Montana Department of Fish, Wildlife & Parks to sell 29,488 acres of mineral rights in the Fish Creek State Park area for a price of $0.15 million. The purchase agreement was amended to extend the closing to June 3, 2012.

.

Blue Bird Prospect, Montana

The company owns a 100 percent interest in 87 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 road miles southwest of the town of Phillipsburg, Montana. The property adjacent to the Blue Bird Prospect, which is not controlled by the Company, is located on a sedimentary-hosted copper-silver occurrence similar to the copper-gold mineralization at the Troy, Rock Creek and Montanore deposits located to the northwest in Lincoln County, Montana. Copper-silver mineralization is strataform and hosted by units of the Bonner Formation of the Precambrian Belt Supper Group. Anaconda Corporation drill tested the Blue Bird Prospect in the late-1970s and early-1980s and more recently General Minerals Corporation, which had an option on the property. Historic Anaconda drill hole intercepts include 19 feet grading 1.93 percent copper and 0.88 oz/ton silver. No work is anticipated at the Blue Bird Prospect for the 2012 field season. The Company is offering this property for joint venture.

Canadian Properties, Yukon and British Columbia

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period and granting the Company a two percent NSR production royalty. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In July 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with Atna controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1.4 million over the next four years that will be split by the venture partners according to their respective interests. The venture partners will also retain a 2.0 percent NSR position that will be allocated to their respective accounts.

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the next four years and additionally shall retain a NSR of between 0.5 percent and one percent depending on underlying royalty structures.

The White Bull polymetallic prospect is located in the Cassiar Mountains of British Columbia in the Laird Mining Division. Atna will receive a total of $0.1 million in payments over the next four years and shall additionally retain a 1.0 percent NSR interest.

ROYALTY INTERESTS

In June 2011, Atna signed an agreement to sell 135 unpatented federal lode claims covering possible strike and dip extensions of gold-silver mineralization centered at the Atlanta Prospect in the Atlanta District, Lincoln County, Nevada. The purchase and sales agreement provides Meadow Bay Gold Corp. (TSX.V:MAY) a twelve month option to purchase the property. All payments required under the agreement were fulfilled during 2011. Atna has retained a 3.0 percent NSR, of which 1.0 percent can be purchased by Meadow Bay for US$1,000,000 prior to the fifth anniversary. The Atlanta Prospect produced approximately 147,000 ounces of gold and three million ounces of silver grading 0.08 oz/ton gold (2.7 g/t gold) and 1.6 oz/ton silver (55.9 g/t silver) between 1979 and 1985 via open pit methods. Gold-silver mineralization is epithermal in nature and is hosted along the margin of the Oligocene Indian Peak caldera principally within the young volcanic rocks. Mineralization is associated with hydrothermal breccias, moderate to strong silicification, banded to massive chalcedonic veining, and pervasive argillization of the hanging wall volcaniclastics (intra-caldera fill).

In May 2010, the Company sold its remaining minor interest in the Celeste copper property (“Celeste”) in Chile. Pursuant to this sale, the company retained an uncapped 0.5 percent NSR royalty to commence on the fifth year following the onset of commercial production at Celeste.

In June 2010, Atna relinquished its remaining minor interest in the Ty VMS property joint venture in Yukon, Canada in exchange for an uncapped 1.0 percent NSR royalty interest.

CLOSURE PROPERTY

Kendall, Montana

.

Kendall is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads. Atna controls approximately 52 Lots, fee lands and patented claims with a total of 644 acres. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area, and re-vegetation of waste rock dump surfaces.

Kendall operated under permits issued by MDEQ and other regulatory agencies. The Company is negotiating details of final mine closure with the MDEQ, and the MDEQ has approved portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, and heap closure, but discussions concerning long-term water handling continue.

The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres are disturbed.  As of December 31, 2011, a total of 370 acres or approximately 83 percent of the disturbed mining area has been reclaimed. Contouring and placement of top soil on all disturbed areas, with the exception of the leach pad areas was substantially completed by end of 2008. CR Kendall has approximately $2.3 million on deposit in an interest bearing account with the MDEQ for reclamation at Kendall.

In February 2002, the MDEQ issued a decision that a comprehensive EIS is needed to study final closure approval at Kendall. The MDEQ has never completed this EIS. In 2006, CR Kendall was given approval to commence leach pad capping operations and a bentonite enhanced basal layer has now been placed on all leach pads.  In 2011, Atna received permission from MDEQ to place the final topsoil cover on the leach pads, and this work is anticipated to be completed during the 2012 field season. Atna’s estimate of the cost to achieve mine closure could be impacted by the outcome of an agency decision following completion of a final EIS study. The Company expects to deposit an additional $0.2 million with the MDEQ in 2012 as a special purpose bond in connection with the late-2011 approval of the final leach pad capping plan.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. In 2011, Kendall completed sales of 304.8 acres of reclaimed land in three parcels. This is in addition to 58.4 acres which were donated to the Montana Council of the Boy Scouts of America in late 2010. Kendall retains the water rights associated with the sold parcels as well as right of access to conduct environmental monitoring and additional reclamation, if required.

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

The following discussion of the results of operations of the Company for the last two years should be read in conjunction with the consolidated financial statements of the Company included in Item 18 - Financial Statements.

A.	Operating Results

The Company’s expenditures were financed primarily by operations in 2011, proceeds from the sale of investments and assets, debt financings, and equity financings. The Company successfully restarted Briggs in 2009 and began recognizing positive operating cash flows in the fourth quarter of 2010 based on Briggs revenues. Briggs gold production is currently the Company’s primary source of revenue. The Company is presently developing the Pinson underground mine, which is expected to enter the commercial production phase in late 2012. The Company has substantially completed the first phase of developing Reward as another source of gold production and revenue. The long-term success of the Company depends on the Company continuing to place into production its portfolio of advanced stage exploration/development properties or to discover or acquire additional advanced-stage properties with the potential to generate profit and cash flow.

The price of gold is denominated in U.S. Dollars, and our current gold production operations and significant properties are located primarily in the U.S. The Company borrowed C$20 million in 2011 pursuant to the Sprott Loan and this gives rise to foreign currency exposure. The Company owns foreign mineral rights primarily in the form of royalties which may create foreign currency exposure in the future when, and if, these foreign properties are placed into production. As of July 1, 2009, the Company changed its reporting currency from Canadian Dollars to U.S. Dollars to better match the Company’s primary exposure to the U.S. Dollar. Most of the Company’s current ongoing revenues, expenses, and assets are denominated in U.S. Dollars, and that is expected to continue in the foreseeable future.

The global economy is currently experiencing a period of high commodity prices and as a result the mining industry is attempting to increase production. This has caused significant upward price pressures on the operating costs of mining companies especially in the area of skilled labor. The skilled labor needed by the mining industry is in tight supply and its cost is increasing. Many competitors have lower costs and their mines are located in better locations that may give them a competitive advantage in hiring and retaining qualified employees.

The cost of fuel to run machinery and generate electricity is closely correlated to the price of oil. Over the past two years, the price of oil has risen significantly and has increased the operating cost of mines dependent on fuel to run their business. Continued upward price pressures on operating costs may cause lower operating cash flows and have an adverse impact on the Company’s results of operations. Diesel fuel costs represented over 22 percent of the operating costs at Briggs in 2011. The Company periodically enters into forward purchase agreements for diesel fuel in order to reduce price risk for a portion of its usage. The Company entered into purchase contracts for approximately 25 percent of Briggs’ diesel usage in 2011 at delivered prices below then current market prices.

Results of Operations – Year Ended December 31, 2011 versus Year Ended December 31, 2010

Atna generated net income of $15.1 million ($0.14 per share) for 2011 compared to a net loss of $5.9 million (-$0.07 per share) for 2010. Significant elements of the $21.0 million favorable variance in net income between the two years are presented below.

•	Revenues increased $21.2 million, or 69 percent, from $30.5 million in 2010 to $51.7 million in 2011, inclusive of incidental sales of silver. This increase in revenues was primarily attributable to the Company selling 32,371 ounces of gold in 2011, a 29 percent increase over the 2010 volume of 25,094 gold ounces, and an increase in the average price per gold ounce sold to $1,588 in 2011 from $1,211 in 2010.
•	Cost of sales, exclusive of depreciation and amortization, increased $8.6 million, or 40 percent, in 2011 compared to 2010. Briggs uses diesel fuel both for the generation of power and for mobile mining equipment. Diesel fuel represented over 22 percent of operating costs in 2011 compared to 17 percent in 2010. Diesel fuel costs increased significantly in 2011, which was partially mitigated by purchase contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below then current market prices. 2011 costs were also adversely impacted by increased crusher and equipment maintenance and cyanide costs. Labor costs were impacted in the fourth quarter of 2011 by adding and training new personnel in order to operate 24 hours per day, seven days per week. The new personnel were included in existing operating crews, but produced only limited benefit to production during the training period. Labor costs were also impacted by a profit sharing plan which was initiated in 2011 for Briggs employees, costing 4 percent of the site’s gross profit (revenue less cost of sales).
•	Depreciation expense increased $2.1 million, or 39 percent, in 2011 compared to 2010. Expansions of the leach pad and gold recovery plant at Briggs were completed in 2011, but much of the increase followed from the use of the units-of-production method of depreciation applied to an increased production volume. 33,018 ounces of gold were recovered from the carbon circuit in 2011 relative to 25,784 ounces in 2010, a 28 percent increase. Estimated, recoverable, in-process gold inventory increased by 2,083 ounces in 2011, an additional 8 percent increase relative to the 2010 production statistic.
40

•	General and administrative expenses increased $0.8 million, or 23 percent, in 2011 compared to 2010. The increase was driven principally by (i) a Company-wide, share based compensation increase of $0.3 million, (ii) a combination of special bonuses related to the Pinson acquisition, (iii) the creation of the position of chief operating officer (COO), (iv) recruiting expenses for both a COO and a chief financial officer (CFO), and (v) increases in other executives’ compensation to more closely align with competitive market conditions.
•	Exploration expenses decreased $0.5 million, or 43 percent, in 2011 compared to 2010 as activities were focused within existing mine areas and $1.4 million of activity at Briggs was capitalized.
•	Interest expense decreased $0.7 million, or 27 percent, in 2011 compared to 2010 based largely on a lower average liability balance, reflecting repayment of debentures and scheduled reductions in the Gold Bonds described below.
•	The realized loss on derivatives increased from $0.5 million in 2010 to $1.5 million in 2011 largely reflecting the increased payments on the Gold Bonds as underlying gold prices increased.
•	The unrealized loss on derivatives decreased from $2.0 million in 2010 to $0.3 million in 2011 as previously recognized increases in the Gold Bond liabilities, driven by the market value of gold, were realized and as all other derivatives were eliminated in the second half of 2010.
•	In 2011, the Company sold its interest in the Atlanta property in Nevada for $0.7 million in cash largely leading to the recognized gain on asset disposal of $0.6 million.
•	2011 net income includes a $9.5 million deferred tax benefit recognized principally in expectation of being able to use more of Atna’s past NOL’s in future years. This was partially offset by a $0.4 million current tax liability for 2011, resulting in a net $9.1 million income tax benefit.

As of December 31, 2011, cash and cash equivalents were $10.0 million, an increase of $0.4 million from December 31, 2010. The primary elements of the net increase in cash in 2011 are presented below.

•	$20.1 million was provided through new debt financing, principally the C$20 million loan from Sprott, in 2011 compared to $8.4 million provided through the issuance of common shares in 2010.
•	$11.5 million was provided by operations, net of a $2.9 million increase in working capital, in 2011 compared to $4.7 million, inclusive of a $7.9 million increase in working capital, used by operations in 2010.
•	$0.9 million was provided through the sale of non-core properties and investments in 2011 compared to $0.5 million in 2010.
•	$0.2 million was provided through the exercise of stock options and warrants in 2011 compared to $0.1 million in 2010.
•	$15.0 million was used to pay for a portion of the purchase price of the 70 percent interest in Pinson in 2011.
•	$9.9 million was used to acquire capital equipment and for mine development, principally at Briggs, in 2011 compared to $1.6 million in 2010.
•	$6.0 million was used for the repayment, in part or in whole, of notes, Gold Bonds, and capital leases in 2011 compared to $5.1 million used for debt repayments in 2010.
•	$1.4 million was used to increase surety deposits and for capitalized interest, both principally related to the development of Pinson, in 2011 compared to $1.0 million in 2010, which was principally related to Reward.

As noted, 2011 net income includes a $9.5 million deferred tax benefit recognized principally in expectation of being able to use more of Atna’s past U.S. NOL’s based on expected results. A change of ownership under Section 382 of the Internal Revenue Code occurred due to the Atna/Canyon merger in 2008.   As a result of the ownership change, the utilization of U.S. NOL’s existing at the merger date is limited to approximately $1.0 million per annum.

The Company has budgeted to produce and sell approximately 58,000 ounces of gold in 2012. This is dependent both on realizing the benefits of capital improvements and labor additions in 2011 at Briggs and upon the start-up of the Pinson underground mine in 2012.

Results of Operations – Year Ended December 31, 2010 versus Year Ended December 31, 2009

These results have been restated for changes resulting from the adoption of IFRS. Please see the notes to the financial statements for descriptions of these changes.

For the year ended December 31, 2010, Atna recorded net loss of $5.9 million, or a basic loss per share of $0.07, on revenues of $30.6 million. This compares to a net loss of $5.8 million, or a basic loss per share of $0.07, on revenues of $8.7 million for the year ended December 31, 2009. Details of the $0.1 million negative variance in the results between the years were as follow.

•	A positive variance of $8.2 million resulted from an increased margin on gold sales, revenue less cost of sales, exclusive of depreciation expense. Gold sales increased from 8,931 ounces in 2009, a year in which Briggs commenced production, to 25,094 ounces in 2010. The average selling price in 2009 was $968 per ounce, increasing to $1,211 in 2010. The cost of sales, exclusive of depreciation, per unit sold changed little, decreasing from $863 per ounce in 2009 to $855 in 2010.
•	A negative variance of $4.2 followed from higher depreciation costs within cost of sales, in turn principally related to 2010 being Briggs first full year of production after restarting in 2009.
•	A negative variance of $2.6 million in realized and unrealized losses on derivatives related to the $318 per ounce increase in the gold price, partially offset by call option deliveries.
•	A negative variance of $2.2 million in interest income and expense was due to lower cash balances and higher average debt balances.
•	A positive variance of $0.5 million resulted from estimated reductions in provisions for site restoration.
•	A positive variance of $0.4 million resulted from lesser exploration activity.
•	A negative variance of $0.2 million in general and administrative expenses was due primarily to legal fees in support of an insurance claim recovery.
•	A negative variance of $0.1 million in other income and gains and losses on the sale of assets and investments.

As of December 31, 2010, cash and cash equivalents were $9.6 million a decrease of $3.5 million from December 31, 2009. The net decrease in cash in 2010 was due primarily to the following:

•	$8.3 million was provided by equity offerings
•	$5.9 million was provided by net profit from gold sales
•	$5.5 million was used to pay principal and interest for the Gold Bonds
•	$4.3 million was used to build additional gold inventory
•	$3.1 million was used for corporate overhead
•	$1.9 million was used to pay principal and interest for the capitalized leases and notes payable
•	$1.6 million was used for capital projects at Briggs
•	$1.1 million was used for exploration
•	$1.0 million was used to increase restricted cash primarily for the Phase 1 Reward bond
•	$0.6 million was provided by asset sales
•	$0.2 million was provided by working capital changes

B.	Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of existing cash, selling short-term investments and cash flow from the Briggs and Pinson operations. Supplemental financing, if required, may be generated from asset sales, new or extended lines of credit, or an equity issuance. The principal requirement within the next 12 months is expected to be funding development of the Pinson underground mine at a cost of $18 to $22 million. The requirement to repay the Sprott loan in 2012 has been deferred by an agreement signed February 2012 that extends the term of the loan into 2013. Funding requirements may be significantly affected by the future price of gold, any unforeseen prolonged production disruptions at Briggs, the working capital and mine development expenditures at Pinson prior to attainment of commercial production and other events. Atna is considering additional sources of financing to address any potential contingent risk of having inadequate capital to complete the Pinson underground development in 2012 and possibly to accelerate the development of Reward.

As of December 31, 2011, the Company had net current liabilities less cash of $21.4 million, inclusive of $19.0 million that became a non-current liability subsequent to yearend but that IFRS requires to still be reported as ‘current’ as of the date of the financial statements. In consideration of subsequent events and for purposes of this discussion of liquidity, current liabilities less cash may be better regarded to be $2.4 million as of yearend 2011. As of December 31, 2011, the Company had a recoverable gold inventory of approximately 15,500 ounces which had a gross market value of approximately $24.4 million based on the year-end gold price of $1,575 per ounce. Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In December 2010, the Company closed a $9.2 million equity offering. In September 2011, the Company acquired the remaining 70 percent of Pinson for $15 million in cash, 15 million shares of common stock and other consideration. In the third quarter of 2011, the Company arranged a C$20 million line of credit to finance the Pinson acquisition. In February of 2012, the term of this C$20 million credit line was extended into 2013. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“Options”) and stock warrants (“Warrants”) may be a potential additional source of funds in 2012.

With Briggs as Atna’s only operating mine in 2011, cash provided by operating activities was $11.5 million, net of $2.9 million in increased working capital. 32,400 ounces of gold were sold in 2011. Gold sales by Briggs in 2012 are expected to range from 40,000 to 47,000 ounces. Briggs’ cash cost of production per ounce in 2011 was $922 whereas Briggs’ cash cost per ounce is expected to average between $825 and $875 in 2012 as benefits from the increased production schedule, higher targeted plant availability and productivity gains from increased operator experience are realized.

While highly dependent on the development schedule and subsequent to the mine development, Atna expects to produce 10,000 to 15,000 ounces of gold from the new underground operations at Pinson in 2012. The cash cost per ounce during development and ramp-up will be relatively high and not indicative of ongoing costs.

The only existing gold hedge as of December 31, 2011 is a forward gold sales contract embedded in the Gold Bonds. The Gold Bonds are serviced through quarterly payments essentially equal to the market value of 814 ounces of gold, plus 10 percent interest on the declining principal balance. This gold sales commitment represents less than seven percent of the expected gold production from Briggs through the bond’s term.

Financing Transactions

A roll forward of the Company’s common shares outstanding during 2011 follows.

Number of
Shares
Balance, beginning of the period	99,002,468
Pinson acquisition	15,000,000
Conversions of notes payable	2,000,000
Sprott credit agreement	1,049,119
Warrant exercises	188,250
Option exercises	134,806

Balance, end of the period	117,374,643

Equity Issuance: During 2011, the Company issued: Two million shares related to the exercise of $1.0 million of convertible debentures at an exercise price of C$0.50 per share, 15 million shares related to the Pinson acquisition at a deemed price of C$.74 per share, and 1,049,119 shares for fees related to the credit line from Sprott to finance the Pinson acquisition at a deemed price of C$.67 per share.

During 2010, the Company issued (i) issued a total of 15.4 million common shares for gross proceeds of C$9.2 million and net proceeds of C$8.4 million in connection with the closing of a short form prospectus financing (ii) a total of 8.7 million warrants with an exercise price of C$0.70 and a two year term; (iii) 0.2 million common shares related to the exercise of 0.3 million stock options that resulted in net cash proceeds to the Company of $0.1 million; and (iv) 0.1 million shares related to the conversion of C$0.1 million of debenture notes payable.

Debt Issuance: On August 31, 2011, the Company closed the Sprott Loan, a C$20 million credit agreement to finance the Pinson acquisition and commence development. As amended in February of 2012, repayments of principal are due as follows: C$2.5 million due February 28, 2013; C$2.5 million due May 31, 2013, and C$15 million due August 31, 2013. Interest on unpaid principal balances accrues at an annual rate of nine percent per annum compounded monthly. Atna paid a structuring fee of C$0.15 million and, as consideration for advancing the facility, paid an arrangement fee of C$0.7 million. The arrangement fee was paid with the 1,049,119 common shares of Atna, noted in Equity Issuance above, determined on the basis of a price per share equal to a 10 percent discount to the five-day volume-weighted average trading price of the shares on the TSX immediately prior to the date the facility was advanced. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon, excluding interests in subsidiaries of CRC other than ARI, were pledged as security against the Sprott Loan. The loan origination costs of C$1.015 million were capitalized and will be amortized over the minimum contractual life of the Sprott Loan. The amortized loan fees are expected to be recapitalized as mine development costs.

Notes Payable: In September 2010, the Company extended C$1.3 million of convertible debentures for one year. On March 1, 2011, the Company repaid $0.8 million in debentures due on that date. On March 10, 2011, the Company prepaid C$1.3 million of 12 percent debentures of which C$1.0 million was converted into two million shares of common stock.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds. The Gold Bonds will mature on December 31, 2013 and have an interest rate of 10 percent. The Gold Bonds are redeemed in equal quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter. The Gold Bond Financing limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions.

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the gold bond principal and is the result of the gold bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent.

Financial metrics related to the Gold Bonds follow.

	As of December 31, 2011	As of December 31, 2010

Current gold bond derivative liaibility	$1,459,000	$969,100
Long-term gold bond derivative liability	1,386,100	1,562,500
Total gold bond derivative liability	$2,845,100	$2,531,600

Current gold bond liaibility	$3,286,400	$3,078,100
Long-term gold bond liability	3,494,800	6,781,000
Total gold bond liability	$6,781,200	$9,859,100

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010

Realized gain (loss) on gold bond derivatives	$(1,545,100)	$(456,100)
Unrealized gain (loss) on gold bond derivatives	$(313,500)	$(1,984,000)
Interest on gold bond liabilities	$(951,600)	$(1,313,900)

Investing Transactions

Asset Sales: During 2011 and 2010, the Company received $0.9 million and $0.5 million in cash for investments, property and mining equipment sold.

Capital Expenditures: Cash expended for the acquisition of property and equipment in the year ended December 31, 2011 was $9.9 million. These capital expenditures were principally for increased leach pad and process plant capacities at Briggs, improvements to and overhauls of mining and crushing equipment at Briggs, development drilling at Briggs and Reward, and initial infrastructure development at Reward and Pinson. The Company paid $15 million of cash as partial consideration for its acquisition of the 70 percent interest in Pinson in September of 2011. Subsequent to the Pinson acquisition, $0.7 million of interest was capitalized related directly to the financing of the acquisition and initial development of Pinson.

The principal capital expenditure anticipated in 2012 is for the underground mine development at Pinson. Approximately $20 million has been budgeted principally for a secondary access, primary and secondary mine development, ventilation, and other direct mine development. An underground mining contractor has been mobilized to the Pinson site and work on driving the secondary access has commenced. The mining contractor engaged is providing most of their own mining equipment, reducing Atna’s investment. The Company does not anticipate having to invest in processing equipment as the Company has entered into agreements to either sell or process ore at third party facilities. Atna has a non-exclusive Ore Milling and Gold Purchase Agreement to process, at its option, Pinson sulfide ores at Barrick's Goldstrike processing facilities. In addition, Atna is negotiating an ore sales agreement to process oxide ore at other nearby facilities. Net collateral anticipated to be required for the placement of reclamation bonds is included in the budgeted cash requirement.

Sustaining capital expenditures for Briggs are anticipated to be between $2.5 million and $3 million for 2012. Capital expenditures at Reward for development drilling and power-related infrastructure development are being viewed as discretionary and will be taken up later in 2012 as funding permits; possibly costing up to $2.5 million. Development drilling at Columbia is also being viewed as discretionary and may be taken up later in 2012 as funding permits; possibly costing up to $2.0 million.

The capital expenditures stated above are approved for expenditure by the Company on a case by case basis and may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2011. Based on the Company’s current stock price, the Company expects that the exercise of stock warrants may be a potential additional source of funds in 2012.

			Underlying
Expiration Date	Exercise Price		Shares

December 2, 2012	CAD$	0.70	8,485,911

			8,485,911

As of the reporting date, March 23, 2012; 3,112,187 of these warrants had been exercised leaving a balance of 5,373,724 warrants outstanding.

Surety Bonds

All surety bonds are subject to annual review and adjustment. Additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect surety requirements.

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. Restricted cash held as collateral by the surety amounts to $1.7 million.

The total bonding requirement for Reward was determined to be $5.9 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company placed $0.8 million into a collateral account related to the surety bond. The remaining $5.0 million in bonding is not expected to be required until mine development is continued in 2013.

The total bonding requirement for Pinson is roughly $1.9 million of which Atna has already replaced one bond of $0.6 million. The remainder of the bonds, approximately $1.3 million, is expected to be placed in 2012 when the authorities have completed a review of the requirement.

The Company has on deposit with the MDEQ of $2.3 million in an interest bearing account for reclamation at the Kendall Mine. The Company expects to deposit an additional $0.2 million with the MDEQ in 2012 as a special purpose bond in connection with the late-2011 approval of the final leach pad capping plan. The Company expects to spend approximately $0.6 million in 2012 to complete the capping.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

	2011	2010	Percent Increase (Decrease)
Revenues	$51,755,400	$30,606,900	69
Operating income(loss)	$9,047,400	$(679,500)	1431
Net income(loss)	$15,084,400	$(5,891,900)	356
Tons mined	12,535,600	10,213,500	23
Gold ounces mined	43,500	38,000	14
Gold ounces produced	32,500	25,000	30
Gold ounces sold	32,400	25,200	29
Cash cost of production	$922	$828	11
Gold price realized	$1,588	$1211	31

Briggs was the Company’s only operating mine in 2010 and 2011. Briggs reopened in 2009 and had a full year of production in 2010. Briggs continued to increase production in 2011 through further mine development and production stripping, crusher circuit improvements, and a leach-pad expansion. The Company benefited from increasing gold prices, but was negatively impacted by increasing costs of fuel, consumables, equipment, and maintenance parts and by a shortage of skilled mining labor. Briggs gold production was 32,500 ounces in 2011 and is expected to range between 40,000 and 47,000 ounces in 2012 as the mine realizes benefits from an added shift of labor and from crusher and other capital improvements completed in 2011. The Pinson underground mine is expected to commence commercial production in the fourth quarter of 2012 and is expected to produce 10,000 to15,000 ounces of gold in 2012.

The Company’s financial success is dependent upon Briggs generating sufficient levels of cash flow to support debt service, corporate overhead, and the development of Pinson during 2012. The long-term success of the Company depends on the Company continuing to place into production its portfolio of advanced stage exploration and development properties or to discover or acquire additional advanced-stage properties with the potential to generate profit and cash flow. The Company will be ordering long lead-time equipment for Reward in 2012 and expects to begin the second stage of development for Reward in earnest in 2013. The Company also anticipates commencing the permitting process for Columbia in 2012. The market value of the Company’s assets is largely dependent upon factors beyond the Company’s control such as precious metal prices, availability of financing at reasonable terms and many other factors.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel is and will continue to be a significant operating and reclamation expense. The Company expects continued high fuel costs, increased hiring costs, and the cost of retaining qualified mining personnel to have an impact on continuing operations in the future.

E.	Off-Balance Sheet Arrangements

As of December 31, 2011, the Company had no outstanding off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company’s material contractual obligations as of December 31, 2011:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$29,345,200	$4,484,000	$24,861,200	$-	$-
Finance lease obligations	2,477,300	746,000	1,731,300	-	-
Operating lease obligations	416,700	105,300	296,500	14,900	-
Asset retirement obligations	8,377,900	1,287,400	1,590,300	2,879,800	2,620,400

Total	$40,617,100	$6,622,700	$28,479,300	$2,894,700	$2,620,400

Based on subsequent events, specifically the extension of the Sprott loan, now due in three increments in 2013; this table includes the reclassification of $19.7 million from the ‘Less than 1-year’ column to the ‘1-3 years’ column.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Names, state or province of residence, offices and principal occupations of the members of the board of directors of the Company (the “Board”) and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Director or Officer since	Other Principal Directorships	Principal Occupation
David H. Watkins British Columbia, Canada	Chairman	March 2000	Euro Resources, Paris Bourse (Euronext) Golden Minerals Company Prodigy Gold Inc., Commander Resources Ltd., Bearing Resources Ltd. Camino Minerals Corp. Rio Novo Gold Inc. Landdrill International Inc	None
Glen D. Dickson(1,2,3) British Columbia, Canada	Director	December 2002	Gold-Ore Resources Ltd.; Brazilian Gold Corp. and Venerable Ventures Ltd.	Chairman and CEO of Gold-Ore Resources Ltd.
David K. Fagin(1,2,3) Colorado, United States	Director	March 2008	Pacific Rim Mining Ltd.	Investor
Christopher E. Herald(1,2,3) Colorado, United States	Director	August 2009	Solitario Exploration and Royalty Corp., Denver Gold Group	President and Chief Executive Officer of Solitario Exploration and Royalty Corp.
Ronald D. Parker(1,2,3) Missouri, United States	Director	March 2008	None	Chief Executive Officer of Gammill Inc.
Paul H. Zink(1,2,3) Colorado, United States	Director	April 2011	Rare Element Resources Ltd.	President, Eurasian Capital
James K. B. Hesketh Colorado, United States	President, Chief Executive Officer and Director	September 2001	None	None

Name and Municipality of Residence	Office held with the Company	Director or Officer since	Other Principal Directorships	Principal Occupation
William R. Stanley Arizona, United States	Vice President – Exploration	January 2004	None	None
Rodney D. Gloss Colorado, United States	Vice President and Chief Financial Officer	October 2011	None	None
Douglas R. Stewart Colorado, United States	Vice President and Chief Operating Officer	August 2011	None	None
David P. Suleski Colorado, United States	Vice-President and Chief Financial Officer	March 2008- Resigned August 2011	None	None

(1) Member of the Audit Committee.

(2) Member of the Executive Compensation and Corporate Governance Committee.

(3) Member of the Nomination Committee

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

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company, are as follows:

David H. Watkins, 67, was appointed Executive Chairman in January 2009 and stepped down as Executive Chairman becoming Chairman on July 1, 2010. Mr. Watkins has over 40 years experience in exploration, development, and mining operations. During the early part of his career, he served as exploration geologist for Newmont and Noranda. He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper. Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining Atna in 1999. Mr. Watkins served as President and CEO of Atna from 1999 to 2008.

Glen D. Dickson, 62, has been a Director of the Company since 2002. Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd from 1993 through 2002. Mr. Dickson is currently the Chief Executive Officer of Gold-Ore Resources Ltd.

David K. Fagin, 73, was appointed a Director of the Company on March 18, 2008. Mr. Fagin was a former Director of Canyon. From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. He is currently Director of Pacific Rim Mining Ltd.

Christopher E. Herald, 58, joined the Board in August 2009. He has over 30 years of experience in the mining industry and has been President and CEO and a Director of Solitario Exploration and Royalty Corporation since 1992. Mr. Herald also serves as Chairman of the Denver Gold Group, a non-profit mining industry association recognized for organizing the preeminent North American, European and Asian gold precious metal forums for institutional investors. He was instrumental in discovering the 1.5 million ounce high-grade Buckhorn Mountain Gold deposit for Crown Resources and its subsequent sale to Kinross Gold for approximately $240 million in 2006. Chris was also responsible for the initial exploration successes of the 1.5 million ounce Kettle River open pit and underground deposits. During his career, he has held various positions in Anaconda Minerals, Echo Bay Mines and Crown Resources.

Ronald D. Parker, 61, was appointed a director of the Company on March 18, 2008. Mr. Parker was a former Director of Canyon. He joined the Board through the Canyon Merger. Mr. Parker currently serves as President and CEO of Gammill Inc, a manufacturing company. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

Paul H. Zink, 56 joined the Company's board in April, 2011. He has been President of Eurasian Capital, the royalty and merchant banking division of Eurasian Minerals Inc., since July, 2010. He has more than 30 years of experience in the financial and extractive industries. He began his career in the metals and mining industry with a 17-year tenure at J.P. Morgan & Co., Inc., where he performed merger and acquisition analysis, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc. From 2008-2010, Mr. Zink served as President and Director of International Royalty Corporation ("IRC") and was a key member of the senior management team that negotiated IRC's successful sale to Royal Gold, Inc. in February, 2010.

James K. B. Hesketh, 54, became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. Prior to Mr. Hesketh's current role, he was President and CEO of Canyon and served as a Director of Atna.

William R. Stanley, 56, was appointed Vice President of Exploration in 2004.  Mr. Stanley has over 35 years experience as a mineral exploration geologist.  While the vast majority of Mr. Stanley’s exploration experience is in the western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, and a Master of Business Administration from Arizona State University. Prior to joining Atna, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms. He has held positions with Cyprus Amax as the U.S. Exploration Manager, and Homestake Mining Company as Senior Exploration Geologist where he was responsible for several gold deposit discoveries, two of which were placed into production.

Rodney D. Gloss, 55 joined Atna in October of 2011 as Vice President and Chief Financial Officer. Mr. Gloss has an extensive background in the global mining and manufacturing sectors with experience in managing all aspects of accounting and finance. He is an experienced and proven leader with the analytical and financial know-how to reduce costs and grow enterprises in a profitable manner. Mr.Gloss has served as Corporate Controller for Alacer Gold; VP, Chief Accounting Officer, and Corporate Controller for Intrepid Potash; and CFO, VP, Controller, and Director of Treasury for Timminco Ltd. Mr. Gloss holds an MBA in Finance and Marketing from the University of California, Los Angeles and a BS in Mathematics from Northern Arizona University. He is a CPA in the State of California.

Douglas E. Stewart, 60, joined Atna in August of 2011 as Vice President and Chief Operating Officer. He previously spent 14 years as Vice President of Project Development with Gold Reserve Corporation. He focused on the development of their Brisas project in Venezuela. He was responsible for overseeing feasibility studies, environmental and social assessments, engineering and construction work and off take agreements with smelter companies. Prior to his position with Gold Reserve, Mr. Stewart was employed by Pegasus Gold Inc. as General Manager of the Florida Canyon Mine in Nevada and as General Manager and Mine Manager at the Montana Tunnels Mine in Montana. Mr. Stewart has over 37 years experience in the mining industry that includes various management positions with FMC Corporation, Getty Oil Minerals Division, Consolidation Coal Company and AMAX Coal Company. Mr. Stewart has a Bachelor of Science degree in Mining Engineering from South Dakota School of Mines and Technology. In addition, he is a Registered Professional Engineer in Colorado.

(B)	Compensation

Name and principal position	Year	Fee or Salary ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation Annual incentive plans ($) (1)	Total compensation ($)
Glen D. Dickson – Director	2011	27,200	45,952	nil	73,152
David K. Fagin – Director	2011	30,000	45,952	nil	75,952
Ronald D. Parker – Director	2011	24,500	45,952	nil	70,452
Christopher E. Herald – Director	2011	24,000	45,952	nil	69,952
Paul H. Zink – Director	2011	18,500	80,418	nil	98,918
David H. Watkins – Chairman of the Board	2011	28,683	45,952	nil	74,635
James K. B. Hesketh – Director, President, Chief Executive Officer	2011	266,108	153,174	150,000	569,282
Rodney D. Gloss – Vice President and Chief Financial Officer – started October 2011	2011	45,000	77,197	10,000	132,197
Douglas E. Stewart – Vice President and Chief Operating Officer – started August 2011	2011	75,769	90,770	15,000	181,539
William R. Stanley – Vice President, Exploration	2011	165,929	91,904	80,000	337,833
David P. Suleski – Vice President, Chief Financial Officer –resigned August 2011	2011	94,172	nil	nil	94,172

(1)	Dollar amounts provided for option-based awards reflect fair value on the date of grant. Both option-based awards and dollar amounts for annual incentive plans are determined as discussed in the Compensation Discussion and Analysis below.

The foregoing table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the positions held during 2011.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

The following summarizes the employment agreements (the “Employment Agreements”) of Mr. Hesketh, Mr. Stewart, Mr. Gloss and Mr. Stanley (“Executives”). The Employment Agreements will terminate annually on December 31, unless sooner terminated in accordance with the provisions of the Employment Agreements, and may be renewed for periods of one year at a time thereafter. If Atna terminates the employment of the employee without cause, or the employee terminates employment for good reason (as defined in the Employment Agreements), then the employee will be entitled to: (i) accrued compensation including a pro rata bonus as defined in the agreement, (ii) a severance payment equal to one month of the employee’s annual salary for each year of service up to a maximum of twelve months; or if the termination by the Company without cause or by the Executive for good reason occurs upon or within ninety days after a Change of Control, as defined in the Employment Agreements, then the severance payment shall be equal to twenty four months of the Executive’s annual salary, (iii) the Executive is eligible to receive COBRA continuation coverage paid by the Company for a period of up to twelve months, and (iv) subject to the terms of the Employment Agreements, all equity awards shall vest. Atna is also obligated to pay a tax gross-up payment to cover certain excise tax imposed by Section 4999 of the Code which may be incurred in connection with a severance payment.

The Employment Agreements contain a covenant not to compete with the Company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from Atna.

Salary payments related to the above Employment Agreements are based on the current salary at the time of the event. The pro rata bonus payment is based on the average payments received from the previous two years. The option-based payment is based on the fair value of options received in the previous year. Assuming that an event triggered a contractual payment at the end of 2011, the following estimated maximum payments would be required assuming a half year bonus payment.

Executive Name and Title	Maximum Employment Contract Payments
James K.B. Hesketh, President and Chief Executive Officer	$817,300
Douglas E. Stewart, Vice President and Chief Operating Officer	$521,400
Rodney D. Gloss, Vice President and Chief Financial Officer	$459,000
William R. Stanley, Vice President of Exploration	$534,800

(C)	Board Practices

Election of Directors

Directors of the Company are elected at the annual general meeting to hold office until the next general meeting or until that person ceases to be a Director before then.

Description of Board Committees

The Board has established two full-time committees, an audit committee (the “Audit Committee”), and an executive compensation and corporate governance committee (the “ECCGC”). These committees are comprised entirely of independent non-related directors. The Board has adopted a charter with respect to its Audit and Executive Compensation and Corporate Governance, Committees and a Code of Ethics for Officers, as more fully set forth below.

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

Mr. Zink

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

Executive Compensation and Corporate Governance Committee Charter

Purpose

The Executive Compensation and Corporate Governance Committee is appointed by the Board and among other duties is to discharge the Board’s responsibilities relating to compensation of the Company’s executives. The Executive Compensation Committee has overall responsibility for approving and evaluation the executive compensation plans, policies and programs of the Company. The Executive Compensation Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement, in accordance with applicable rules and regulations.

Executive Compensation Committee Membership

The Executive Compensation Committee must consist of no fewer than three members, each of whom shall be a director of the Company. Each member of the Executive Compensation Committee must meet the listing standards relating to independence of the TSX and all other applicable regulatory authorities. The Executive Compensation Committee shall report to the Board. A majority of the members of the Executive Compensation Committee constitutes a quorum. The Board appoints the members of the Executive Compensation Committee and each member serves at the will and pleasure of the Board.

The members of the Executive Compensation Committee are Mr. Glen Dickson, who serves as Chairman, Mr. Ron Parker, Mr. Christopher Herald and Mr. Paul Zink. The Board has determined that each member of the Executive Compensation Committee is independent pursuant to the rules and regulations of the TSX.

Committee Authority and Responsibilities

1.	The Executive Compensation Committee annually reviews and approves corporate goals and objectives relevant to compensation, evaluate management’s performance in light of those goals and objectives, and determine management’s compensation levels based on this evaluation. In determining the long-term incentive component of management compensation, the Executive Compensation Committee considers the Company’s performance and relative shareholder return, the value of similar incentive awards to management at comparable companies, the awards given to management in past years, and other factors it deems appropriate.

2.	The Executive Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of management compensation and shall have sole authority to approve the consultant’s fees and other retention terms, all at the Company’s expense.

3.	The Executive Compensation Committee annually reviews and determines the compensation of management, including incentive-compensation plans and equity-based plans.

4.	The Executive Compensation Committee annually reviews and approves, for management of the Company:

(a)	the annual base salary level;
(b)	the annual incentive opportunity level;
(c)	the long-term incentive opportunity level;
(d)	the terms of any employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate; and
(e)	any special or supplemental benefits.

5.	The terms of any employment agreements or contracts, including those for new hire, temporary employees or consultants, are reviewed and approved by the Executive Compensation Committee.

6.	The Executive Compensation Committee may form and delegate authority to subcommittees, when appropriate.

7.	The Executive Compensation Committee makes regular reports to the Board.

8.	The Executive Compensation Committee reviews and reassess the adequacy of this Charter annually and recommends any proposed changes to the Board for approval. The Executive Compensation Committee annually evaluates its own performance.

9.	The Executive Compensation Committee, and each member of the Executive Compensation Committee in his or her capacity as such, is entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by:

(a)	officers and other employees of the Company, whom such member believes to be reliable and competent in the matters presented; and
(b)	counsel, public accountants or other persons as to matters, which the member believes to be within the professional competence of such person.

D.	Employees

As of December 31, 2011, the Company had approximately 148 full-time and part-time employees. The following table provides information on the activity and geographical location of the Company’s employees and contractors:

Activity	Geographical Location	Number of Employees	Average Number of Contractors
Corporate headquarters	Colorado USA	11	1
Briggs	California USA	129	10
Reward	Nevada USA	2	-
Pinson	Nevada USA	2	9
Kendall	Montana USA	4	-

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options to purchase common shares of the Company held by such persons at March 23, 2012:

Name	# of Common(3) Shares Held	Number of Stock Options		Exercise Price Canadian Dollars$	Expiry Date
Glen D. Dickson	238,000	150,000	(1)	0.45	Dec 17/2013
		120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
David K. Fagin	38,536	150,000	(1)	0.45	Dec 17/2013
		120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
Ronald D. Parker	26,496	150,000	(1)	0.45	Dec 17/2013
		120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
Christopher E. Herald	nil	100,000	(1)	0.71	Aug 06/2014
		120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
Paul H. Zink	nil	150,000	(2)	0.52	Apr 05/2016
		150,000	(2)	0.90	Dec 13/2015
David H. Watkins	1,174,880	400,000	(1)	0.45	Dec 17/2013
		120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
James K.B. Hesketh	305,870	200,000	(1)	0.45	Dec 17/2013
		400,000	(1)	0.71	Dec 17/2014
		400,000	(2)	0.60	Dec 13/2015
		500,000	(2)	0.90	Dec 13/2015
Rodney D. Gloss	nil	200,000	(2)	0.75	Oct 03/2016
		75,000	(2)	0.90	Dec 13/2015
Douglas E. Stewart	nil	200,000	(2)	0.72	Aug 15/2016
		110,000	(2)	0.90	Dec 13/2015
William R. Stanley	285,000	200,000	(1)	0.45	Dec 17/2013
		200,000	(1)	0.71	Dec 17/2014
		200,000	(2)	0.60	Dec 13/2015
		300,000	(2)	0.90	Dec 13/2015

(1)	This option grant is fully vested.
(2)	These option grants vest 1/3 on the grant date and 1/3 each year over the next two anniversary dates.
(3)	At March 23, 2012, persons listed in item 6B above independently owned less than one percent of the Company’s shares outstanding and collectively own 1.7 percent of the shares outstanding.

Incentive Stock Options Plan

In 2007, the Company adopted an incentive stock option plan pursuant to the policies of the TSX with the approval of the Company’s shareholders, which plan was amended in 2009 (as amended the “Option Plan”). A copy of the Option Plan is available upon request from the Corporate Secretary of the Company, 14142 Denver West Parkway - Suite 250, Golden, Colorado, 80401. Key provisions of the Option Plan include:

•	persons who are eligible to receive options pursuant to the Option Plan are directors, officers and employees of the Company and its subsidiaries and others providing management or consulting services to the Company or an entity controlled by the Company;

•	a restriction that the maximum number of common shares issuable pursuant to options granted under the Option Plan will be a number equal to 10 percent of the issued and outstanding common shares on a non-diluted basis at any time;

•	a restriction that no more than 10 percent of the total number of issued and outstanding common shares on a non-diluted basis may be issuable to insiders of the Company pursuant to options granted to insiders under the Option Plan;

•	a restriction that no more than 10 percent of the total number of issued and outstanding common shares on a non-diluted basis are issued to insiders of the Company within any one-year period pursuant to options granted to insiders under the Option Plan;

•	the option price per common share is to be determined by the Board provided that such exercise price is not less than the market price on the date of grant of such options or such other minimum price as may be required by the TSX and the options may be priced in Canadian or U.S. Dollars as determined by the Board at the time the option is granted;

•	the market price is defined as the average of the daily high and low board lot trading prices of the common shares of the Company for three trading days immediately preceding the time the option is granted;

•	the vesting period of all options are determined by the Board;

•	options may be exercisable for a period of up to a maximum term of five years, subject to a blackout period allowance, such period to be determined by the Board, and the options are non-transferable;

•	options held by individuals who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (a) the original expiry term of such options; (b) 30 days after the Optionee ceases active employment with the Company; or (c) 30 days after the date of delivery of written notice of retirement, resignation or termination;

•	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

•	options held by an individual who ceases to be employed by the Company due to death, disability or retirement in accordance with the Company’s retirement policy will terminate on the earlier of: (a) 365 days after the date of death, disability or retirement; and (b) the original expiry term of such options;

•	options which expire unexercised or are otherwise cancelled will be returned to the Option Plan and may be made available for future option grant pursuant to the provisions of the Option Plan;

•	optionees may, rather than exercise their options, elect to terminate such option, in whole or in part, and receive the number of common shares, which have a value equivalent to the number of options terminated multiplied by the difference between the fair value of a common share and the option price of the options terminated;

•	the Board may, without shareholder approval, from time to time, subject to applicable law and the prior approval, if required, of the TSX or any other applicable regulatory body: (i) suspend, terminate, or discontinue the Option Plan, and (ii) amend or revise the terms of any option without the consent of the optionee, provided that such amendment does not adversely alter or impair the- option (except as permitted under the adjustment provisions of the Option Plan), including amendments of a typographical, grammatical, clerical or administrative nature, to the vesting provisions of the Option Plan or any option, to change the termination provisions of any option that does not entail an extension beyond the original expiration date of the option and to change the eligible participants under the Option Plan; and

•	options issued to eligible U.S. Participants (as defined in the Option Plan) may qualify as an “incentive stock option” pursuant to Section 422 of the Code.

The rules of the TSX provide that a listed issuer having in place an evergreen plan such as the Option Plan must obtain shareholder approval within three years after the institution of the plan and every three years thereafter in order to continue to grant awards under it. The Company’s shareholders last approved the renewal of the Option Plan on June 7, 2010.

Maximum Shares Available

The maximum number of common shares of Atna that may be issuable under the Option Plan is a number equal to 10 percent of the number of issued and outstanding common shares of Atna on a non-diluted basis at any time. As of March 23, 2012, the maximum number of common shares issuable under the Option Plan was 12,154,284. As of March 23, 2012, approximately 8,572,835 million common shares were issuable upon the exercise of outstanding options issued under the Option Plan leaving 3,581,449 common shares reserved for future issuance of the Option Plan.

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

Share Appreciation Rights

The Option Plan introduces the concept of share appreciation rights. Under the share appreciation rights, upon exercise, optionees have the right to receive a certain number of common shares calculated pursuant to the difference between the fair value of a common share and the option exercise price.

Amending Provisions

The amending provisions in the Option Plan provide that the Board may, from time to time, subject to the Option Plan, applicable law and the prior approval, if required, of the TSX or any other regulatory body having authority, or of the shareholders of Atna, suspend, terminate, discontinue or amend the Option Plan. The Board may not amend the Option Plan without the approval of the shareholders of Atna and the TSX with respect to the following; (a) altering the maximum number of shares available under the Option Plan; (b) amending the terms of an option granted to an insider of Atna; (c) extending the expiration term from a blackout period allowance; (d) making a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders; (e) adding any form of financial assistance; or (f) adding a deferred or restricted share unit or any other provision which results in an eligible participant receiving common shares while no cash consideration is received by Atna.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (i.e. a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Atna’s common shares by a non-Canadian (other than a “WTO Investor” as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Atna was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Atna and the value of the assets of Atna, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Atna. An investment in the common shares by a WTO Investor, or by a non-Canadian when Atna was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Atna and the value of the assets of Atna, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which currently exceeds approximately C$250 million. A non-Canadian would acquire control of Atna for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Atna unless it could be established that, on the acquisition, Atna was not controlled in fact by the acquirer through the ownership of the common shares.

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

To the knowledge of the Company, and based upon the Company’s review of current public filings, as at March 23, 2012, only the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over more than five percent of the voting rights attached to the common shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Hedgehog Capital	13,200,000	8.8 percent
Sheldon Inwentash and Associates	11,400,000	9.4 percent

The above-named shareholder did not possess voting rights different from those of other Company shareholders. Hedgehog Capital and Sheldon Inwentash and Associates acquired the common shares of the Company in the public market.

Anglo Pacific Group plc beneficially owned approximately 11.9 percent and 17 percent of the Company’s common shares as of December 31, 2010 and 2009. During 2011, Anglo liquidated their holdings of Atna in the open market and as of November 9, 2011, was no longer a shareholder of Atna.

Lloyd L. Miller, III beneficially owned approximately 11.6 percent and six percent of the Company’s common shares as of December 31, 2010 and 2009. During 2011, Miller liquidated his holdings of Atna in the open market. To the Company’s knowledge, Lloyd Miller is no longer a shareholder.

Sprott Asset Management beneficially owned approximately six percent of the Company’s common shares as of December 31, 2009, and less than a five percent interest as of the reporting dates in 2010 and 2011.

To the knowledge of the Company and based on current public filings as well as information provided by the Company’s transfer agent, the tabled below is the distribution of the shareholders of the Company at January 31, 2012:

Country	Total Holders	Holders percent	Total Holdings	Holdings percent
Canada	2,273	28.91	64,391,490	54.81
USA	5,480	69.69	44,223,123	37.64
Other Countries	110	1.4	8,862,530	7.54

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person severally or jointly. The Company knows of no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

During 2011 and 2010, the Company had no related party transactons

Indebtedness to Company of Directors, Executive Officers and Senior Officers

No directors or senior officers of the Company are indebted to the Company or have been financially indebted to the Company since the beginning of the last full fiscal year of the Company.

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

Neither Ehrhardt Keefe Steiner & Hottman PC, or any director, officer, employee, or partner, as applicable, thereof is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Attached hereto as Exhibit 15.1 (i) to (vi) are the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2011, 2010 and 2009. The consolidated financial statements are accompanied by auditors' reports and related notes. See “Item 18. Financial Statements.”

Legal Proceedings

As of March 23, 2012, there are no legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Dividend Distributions

The Company is permitted to pay dividends under its governing documents. The Company has no current plans to pay any dividends.

B.	Significant Changes

Changes in Accounting Policies

Change in reporting currency: Effective July 1, 2009, the Company changed its reporting currency from the Canadian Dollars to the U.S. Dollar. The Company believes that U.S. Dollar reporting provides better information regarding the Company’s results of operations and related business activities. U.S. Dollar reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian Dollars. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency. The subsequent adoption of IFRS did not affect the financial statements presentation.

Based on EIC-130, the consolidated financial statements for all years and periods presented were translated into the new reporting currency using the current rate method. Under this method, the consolidated statement of operations and consolidated cash flow statement items for each year and period were translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities were translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 were translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 were translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. Dollars.

International Financial Reporting Standards: The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian GAAP for public enterprises for financial periods beginning on and after January 1, 2011. The Company adopted IFRS effective January 1, 2011. The financial statements attached to this Annual Report on Form 20-F are the Company’s first annual consolidated financial statements prepared under IFRS and have been prepared in accordance with IFRS 1, “First Time Adoption of International Financial Reporting Standards”. The Company’s opening IFRS balance sheet is as of January 1, 2010 (the “Transition Date”). Financial results for 2009 and 2010 have been restated in accordance with IFRS. The conversion to IFRS has resulted in differences in recognition, measurement, and disclosure of balances and transactions in the financial statements. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the notes to the financial statements.

In preparing its opening IFRS balance sheet at January 1, 2010, the Transition Date, the Company has adjusted amounts reported previously under Canadian GAAP. Under IFRS 1, standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for exemptions and elections that help to facilitate the transition to IFRS. The Company has chosen to apply the following optional exemptions.

Business combinations: The Company elected the business combinations exemption to not apply IFRS 3 retrospectively to past business combinations. Accordingly the Company has not restated past business combinations that took place prior to the Transition Date.

Fair value or revaluation as deemed cost: The Company elected not to re-measure any of its PP&E at fair value or revalue amounts at deemed cost previously determined under Canadian GAAP as of the Transition Date.

Cumulative translation adjustments: The Company elected to zero out the ending balance in the accumulated translation account as of the Transition Date and record the balance in retained earnings.

Recent Accounting Pronouncements

Following are the recently issued accounting standards relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine – In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine on the Company’s opening IFRS balance sheet date of January 1, 2010.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low closing prices in Canadian Dollars for the Company’s common stock on the TSX:ATN, expressed in Canadian dollars and on the OTCBB:ATNAF, in U. S. Dollars, are set forth below.

For the five most recent full financial years: the annual high and low market prices:

	TSX		OTCBB
	High - $	Low - $	High - $	Low - $

2007	1.93	1.29	1.97	1.08
2008	1.75	0.31	1.73	0.23
2009	0.94	0.51	0.87	0.40
2010	0.75	0.45	0.73	0.42
2011	1.02	0.52	0.96	0.54

For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter follow:

	TSX		OTCBB
	High - $	Low - $	High - $	Low - $
Fiscal 2010
First Quarter, ended 03/31/10	0.75	0.58	0.73	0.57
Second Quarter, ended 06/30/10	0.61	0.51	0.61	0.49
Third Quarter, ended 09/30/10	0.61	0.45	0.61	0.42
Fourth Quarter, ended 12/31/10	0.70	0.54	0.70	0.54

Fiscal 2011
First Quarter, ended 03/31/11	0.70	0.53	0.70	0.55
Second Quarter, ended 06/30/11	0.67	0.52	0.68	0.54
Third Quarter, ended 09/30/11	0.96	0.52	0.95	0.54
Fourth Quarter, ended 12/31/11	1.02	0.66	0.96	0.62

Fiscal 2012
Period ended 03/23/11	1.49	0.87	1.50	0.84

For the most recent six months: the high and low market prices and the average daily trading volumes for each month:

	TSX			OTCBB
	High - $	Low - $	Average Daily Volume	High - $	Low - $	Average Daily Volume

March 1-23, 2012	1.49	1.14	589,080	1.50	1.14	112,497
February-12	1.49	1.00	1,460,802	1.50	0.98	136,050
January-12	1.12	0.87	310,001	1.12	0.84	46,990
December-11	0.96	0.78	171,183	0.96	0.75	34,252
November-11	0.98	0.77	243,816	0.96	0.74	71,881
October-11	0.83	0.68	203,351	0.82	0.62	62,271
September-11	0.95	0.71	750,281	0.95	0.70	84,338

B.	Plan of Distribution

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

The information required by this Item 10.B is contained in the Company's registration statements on Form 20-FR filed under the Exchange Act with the SEC on June 23, 1997 and on Form F-4/A (File No. 333-147973) filed under the Securities Act with the SEC on January 17, 2008, including any amendments or reports filed for the purpose of updating such description.

C.	Material Contracts

The acquisition of the 70 percent interest in Pinson in September of 2011 and the related C$20 million financing with Sprott in August of 2011 are considered the only material contracts entered, other than contracts entered in the ordinary course of business, during the two years immediately preceding the date of this report.

In April 2009, Atna entered into a Mining Venture Agreement (the “MVA”) for Pinson with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, superseding a prior Exploration and Development Agreement. Under the MVA, Atna owned a 30 percent equity interest in the joint venture and PMC owned 70 percent. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011. In September 2011, Atna completed an Asset Purchase and Sale Agreement (“APSA”) with PMC to acquire PMC’s 70 percent interest in the Pinson. The MVA was terminated by the APSA.

Upon closing of the APSA, Atna became the owner of four square miles of land containing the historic Pinson Mine and the related mineral resources. PMC became sole owner of 21 square miles of land and claims surrounding the four sections of land. As part of this transaction Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities. PMC retained a 10 percent, net profits royalty on production after the first 120,000 ounces of gold are sold. Exclusive of the qualitative value of this processing agreement and future royalty payments to PMC, Atna paid $27.9 million for the 70 percent interest in Pinson inclusive of: $15.0 million in cash, 15 million common shares of Atna, $1.5 million in assumed reclamation obligations, and the net exchange of land.

On August 31, 2011, the Company closed a C$20 million Credit Agreement with Sprott to finance the Pinson acquisition and commence development. As amended in February of 2012, repayments of principal are due as follows: February 28, 2013, C$2.5 million; May 31, 2013, C$2.5 million, and August 31, 2013, C$15 million. Interest on unpaid principal balances accrues at annual rate of nine percent per annum compounded monthly. Atna paid a structuring fee of C$150,000 and, as consideration for advancing the facility, paid an arrangement fee of C$0.7 million. The arrangement fee was paid with common shares of Atna determined on the basis of a price per share equal to a 10 percent discount to the five-day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility was advanced. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against the note. The loan origination costs of C$1.015 million were capitalized and will be amortized over the minimum contractual life of the loan facility. The amortized loan fees are expected to be recapitalized as mine development costs.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in Item 10. E., “Taxation” below.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. Dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10 percent or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

As discussed below, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable years ended December 31, 2008 through December 31, 2011. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

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

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payer or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28 percent, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

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

Passive Foreign Investment Company

The Company was not a “passive foreign investment company” (a “PFIC”) in 2010 and 2011. The Company would be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75 percent or more of the gross income of the Company for such taxable year is passive income or (b) 50 percent or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

Based on currently available information, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable years ended December 31, 2008 through December 31, 2011.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125 percent of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Company believes that its Common Shares should qualify as marketable stock.

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to a pay 3.8 percent Medicare surtax on “net investment income” including, among other things, dividends and get gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

The Company is subject to the information requirements of the Exchange Act and, to the extent required of Canadian companies, will file periodic reports and other information with the SEC. All such reports and information may be ready and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited consolidated financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

The Company’s SEC filing, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, 100 F Street, NE, Room 1580, Washington, DC 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at (202) 551-8090 for further information on the public reference rooms. These filings are also available at no charge at the SEC’s website at http//www.sec.gov.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Derivatives

As of December 31, 2011 the Company had the following derivatives outstanding:

	US$	Ounces			US$
Derivative Contracts	Strike Price	2012	2013	Total	Fair Value
Gold bond forwards Embedded derivative	$1,113	3,257	3,257	6,514	$2,845,100

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on December 31, 2011 of $1,575 and discounting using an unsecured market interest rate of 12 percent. The change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

The Company’s open hedge positions as of December 31, 2011 consist solely of the Gold Bonds. The Gold Bonds will be repaid by delivering 814 ounces per quarter through and including December 31, 2013. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2011, the outstanding hedge position covers less than seven percent of the annual forward looking gold production from Briggs.

Under the terms of the gold bond forwards (embedded derivative contracts) in the gold bond agreements, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards is determined using observable market inputs of similar contracts.

During 2010 the Company retired 6,000 ounces of gold put and call options that had expiry dates from January to December 2010 at the rate of 500 ounces per month. The collars consisted of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts were European style options that could be physically delivered or settled net at the expiry date. During 2010 5,000 ounces of call options with a strike price of $1,100 per ounce were exercised by the counterparty. The Company used the Black Scholes option valuation method to determine the market values of the option style derivatives. Other than the embedded forward sales contracts within the Gold Bonds, no derivatives were utilized in 2011.

Qualitative Information about Market Risk

Risk management: The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate, the Board. Management sets policies approved by the Board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases could be structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

As to the sensitivity of the embedded gold bond derivative liabilities existing as of December 31, 2011, a 10 percent change in gold price would impact the liability by $0.9 million. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Foreign exchange risk: A credit facility of C$20 million is denominated in Canadian dollars. Changes in the Canadian / US dollar exchange rate will proportionately affect the reported value of this liability. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$20 million credit facility would increase or decrease by approximately $2.0 million, respectively. Otherwise the Company’s assets, liabilities, revenues and costs are primarily denominated in U.S. dollars, and not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the U.S. dollar and Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Counterparty credit risk: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company’s sales of gold expose the Company to the credit risk of nonpayment by the buyer. The Company sells all of its gold to one or two customers, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial credit risks.

The Company maintains cash accounts and collateral for surety bonds with several financial institutions. The balances in U.S. institutions in interest bearing accounts may exceed the $250,000 limit insured by the Federal Deposit Insurance Corporation and balances in Canadian institutions may exceed the C$100,000 limit insured by the Canada Deposit Insurance Corporation.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. The Company believes that its liquidity requirements, including investments in mine development and servicing existing debt, can be funded through a combination of existing cash, cash flow from the Briggs operation, asset sales, new or extended lines of credit, or an equity issuance.

Regulatory risk: Changes in the regulatory environment in the U.S. may affect the recoverability of mineral reserves, the costs of operating, the costs of reclamation, and other factors having a material impact upon the business. The Company works diligently and in good faith to meet or exceed all applicable permitting requirements, reclamation obligations, and other regulations, but is subject to the authoritative changes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.	Warrants and Rights

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.	Other Securities

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company anticipates submitting a shareholders rights plan for approval at the 2012 annual meeting of shareholders. Previously, the Company had a Shareholder Rights Plan (the “Rights Plan”), which was confirmed by the shareholders at the Annual and Extraordinary General Meeting held on June 8, 2001 and at the Annual and Extraordinary General Meeting held on April 14, 2005. The Rights Plan expired on May 8, 2008.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were effective for 2011.

Management’s Annual Report on Internal Control Over Financial Reporting

Management, including the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2011.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by the independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

There were no significant changes in internal control over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it has at least two audit committee financial experts (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. David Fagin and Mr. Paul Zink have been determined to be such audit committee financial experts and are independent as defined in National Instrument 58-101, meaning that, they have no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of their independent judgment, and are not otherwise deemed not to be independent. The SEC has indicated that the designation of an audit committee financial expert does not make Mr. Fagin or Mr. Zink an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

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

Audit Fees

For the years ended December 31, 2011 and 2010, fees paid to the Company’s external auditors are shown below. The Company’s auditor, Ehrhardt Keefe Steiner & Hottman PC, was approved by the shareholders at the Annual General Meeting held May 6, 2011.

	December 31, 2011	December 31, 2010

Audit fees	$104,500	$104,300
Tax fees	-	-
All other	$11,000	$6,400

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures. All services rendered by Ehrhardt Keefe Steiner & Hottman PC during 2011 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the fiscal year ended December 31, 2011.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is attached hereto as Exhibit 16.1 and incorporated herein by reference.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

These consolidated financial statements were prepared in accordance with IFRS and are expressed in U.S. Dollars. For a history of exchange rates in effect for Canadian Dollars as against U.S. Dollars, see Item 3.A, titled “Selected Financial Data”.

ITEM 19.	EXHIBITS

Exhibit 1.1		BC Business Corporation Act – Articles of Incorporation (Filed as Exhibit 99.0 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 0-29336), and incorporated herein by reference).
Exhibit 3.1		Employment Agreements for last two years.	(1)
Exhibit 4.1		Pinson Purchase Agreement (edited).	(1)
Exhibit 4.2		Sprott Loan Agreement.	(1)
Exhibit 4.3		Gold Bond Agreement without attachments/exhibits.	(1)
Exhibit 8.1		List of Subsidiaries.
Exhibit 12.1		Section 302 Certifications by the chief executive officer and chief financial officer as required by rule 13a-14(a) or Rule 15d-14(a).	(1)
Exhibit 13.1		Section 906 Certifications by the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.	(1)
Exhibit 14.1		Consent of Independent Registered Public Accounting Firm Ehrhardt Keefe Steiner & Hottman PC.	(1)
Exhibit 15.1		Audited Consolidated Financial Statements and Notes thereto.	(1)
	(i)	Report of Independent Registered Public Accounting Firm Ehrhardt Keefe Steiner & Hottman PC dated March 23, 2011.	(1)
	(ii)	Consolidated Balance Sheets as at December 31, 2011 and 2010.	(1)
	(iii)	Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009.	(1)
	(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009.	(1)
	(v)	Notes to Consolidated Financial Statements	(1)
	(vi)	Consolidated Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.	N/A
Exhibit 15.2		Management’s Discussion and Analysis for the years ended December 31, 2011 and 2010.	(1)
Exhibit 16.1		Mine safety disclosure, as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.	(1)

(1)	Attached hereto

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATNA RESOURCES LTD.

/s/ “James K.B. Hesketh”

James K.B. Hesketh

President and Chief Executive Officer

March 26, 2012

