Form 20-F
period 2012-12-31
ATNA RESOURCES LTD
filed 2013-03-22
CIK 1041548

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Title of Each Class	Issued and Outstanding as at December 31, 2012

Common Shares without par value	144,989,922
Preferred Shares without par value	Nil

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒ No

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes ☒ No

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the report date or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this Annual Report are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

In particular, this Annual Report and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Reward, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent; and
•	Any assumptions regarding the foregoing.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in the sections of thE MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s other filings with Canadian Securities Administrators and the US Securities and Exchange Commission (“SEC”):

•	Fluctuations in gold and other metals prices;
•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;
•	Actual results of current exploration activities;

•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;
•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the report date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

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

Stope: An area developed in an underground mine for the purpose of extracting ore.

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

MINERAL RESERVE AND RESOURCE DISCLOSURE

Mineral Reserves and Mineral Resources are defined under National Instrument 43-101 (“NI 43-101”) as follows. NI 43-101 technical reports referenced herein can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

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

PART I

ITEM	1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

The following tables summarize certain consolidated financial information of the Company. Excerpts from the audited consolidated financial statements for 2009 through 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Excerpts from audited consolidated financial statements for 2008 were prepared in accordance with Generally Accepted Accounting Practices (“GAAP”) in Canada. A reconciliation of Canadian GAAP and U.S. GAAP for 2008 is presented below the table. The following information should be read in conjunction with the consolidated financial statements and notes thereto, included in Item 18 of this report. Monetary data not labeled herein is stated in United States Dollars (“U.S. Dollars” or “$”). Certain disclosures are reported in Canadian Dollars (“Canadian Dollars” or “C$”). See Exchange Rates Data in this section.

	IFRS				Canadian GAAP
Year ended	2012	2011	2010	2009	2008
Total revenues	$59,763,300	$51,755,400	$30,606,900	$8,689,200	$155,100
Net income (loss)	$6,886,000	$15,084,400	$(5,891,900)	$(5,779,800)	$15,805,000
Basic and diluted income (loss) per share	$0.05	$0.14	$(0.07)	$(0.07)	$0.20
Working capital	$6,429,000	$(4,726,500)	$11,734,800	$11,365,200	$14,884,300
Total assets	$160,184,700	$131,205,300	$83,206,100	$80,037,600	$67,411,600
Total liabilities	$42,816,200	$44,413,700	$26,069,500	$25,819,900	$8,137,000
Total shareholders' equity	$117,368,500	$86,791,600	$57,136,600	$54,217,700	$59,274,600
Number of shares issued and outstanding	144,989,922	117,374,643	99,002,468	83,291,133	83,291,133

The reconciling items between Canadian GAAP and U.S. GAAP for the year 2008 are: nil for total revenues, a $285,500 increase in net income to $16,090,500 under U.S. GAAP due to the accounting treatment for warrants, nil for basic and diluted income per share, nil for working capital, nil for total assets, an increase in total liabilities of $211,100 for warrants to $8,348,100, and a decrease in total shareholders’ equity of $211,100 for warrants to $59,063,500.

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in U.S. Dollars. The exchange rates used herein were obtained from U. S. Federal Reserve Bank; however, they cannot be guaranteed.

As of December 31, 2012 and March 20, 2013, the noon rate as quoted by Bank of Canada was Canadian Dollar $1.005 and Canadian Dollar $0.9739 equals U.S. $1.00, respectively.

The following table sets out the U.S. Dollar to Canadian Dollar high and low exchange rates for each month during the previous six months, expressed as U.S. Dollars per Canadian Dollar.

	High for Period	Low for Period
February-2013	1.029	0.996
January-2013	1.008	0.984
December-2012	0.995	0.984
November-2012	1.003	0.993
October-2012	1.000	0.976
September-2012	0.990	0.971

The following table sets forth the average exchange rates for the past five years, expressed as U.S. Dollars per Canadian Dollar.

Year	Average
2012	1.000
2011	0.989
2010	1.030
2009	1.142
2008	1.066

B.	Capitalization and Indebtedness

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

Risk Factors Relating to the Company

The Company was not a Passive Foreign Investment Company, or PFIC, for the year ending December 31, 2012, although we may have been in prior years which could result in adverse U.S. Tax Consequences to U.S. Investors.

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

Hedging Risks Related to Precious Metal Production and Key Operating Inputs

On December 9, 2009, the Company closed a private placement (the “Gold Bond Financing”) of $14.5 million of gold bonds (the “Gold Bonds”). The Gold Bond Financing pays the equivalent value of approximately 814 ounces of gold per quarter representing less than 9 percent of Briggs expected annual gold production in 2013.

The Company may from time to time enter into gold hedge contracts to protect against declines in the price of gold or it may also enter into consumable off-take agreements that may protect against the increasing cost of consumables such as diesel fuel. The Company’s goal is to protect the Company’s cash flows against declining gold prices or increasing diesel prices. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow against a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increasing gold prices or could increase diesel costs during periods of declining diesel prices.

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

Ongoing Financing

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration, development and mining stage, the ability of the Company to conduct exploration, development and mining operations is affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint ventures or joint operations of projects, asset sales and other means. In turn, the Company’s ability to obtain funding depends in part upon the market’s perception of its management and properties, the price of gold, the marketability of its securities, the attractiveness of its non-core assets for sale and its creditworthiness with potential lenders. There is no assurance that the Company will be successful in obtaining required financing.

Cash Flow

Briggs is the Company’s sole operating unit and source of operating cash flow. Any positive cash flow developed from Briggs may be used to fund some or all of the Company’s corporate overhead, exploration and project development costs. Pinson underground is under development and is not yet a source of operating cash flow. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to accomplish its stated goals or to fulfill its obligations on existing development, exploration or joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further development and/or exploration and the possible, partial or total loss of the Company’s interest in certain properties.

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

Joint Arrangements

Certain of the properties in which the Company has an interest are operated through joint operations and joint ventures with other mining companies. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company’s interests held through joint arrangements and on the Company’s future cash flows, earnings, results of operations and financial condition: (i) disagreements with joint arrangement partners on how to develop and operate mines efficiently; (ii) inability of joint arrangement partners to meet their obligations to the joint arrangement or third parties; (iii) litigation between joint arrangement partners regarding joint arrangement matters; (iv) the sale of a joint arrangement partner’s interest to a third party; and (v) limited legal rights to influence the direction of project development where Atna is not the operator of the project.

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

Risk Factors Specific to the Company

Gold Recovery at Briggs

CR Briggs Corporation, a wholly-owned subsidiary of the Company, operates Briggs. Briggs has been producing gold since the second quarter of 2009 and produced approximately 37,000 ounces of gold doré during 2012. Briggs uses a conventional gold heap-leach recovery process. This process involves the application of cyanide solutions by drip irrigation to crushed ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon that collects the gold from the solution. The gold laden carbon is further processed through pressure stripping the carbon into a more highly concentrated gold bearing solution. The gold bearing solution is further concentrated by an electrowinning circuit, which collects the gold onto electric cathodes which are then melted into gold doré bars. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining efficiencies, leach pad dynamics and other associated factors.

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

Atna Has Significant Obligations At Its Mines, Which May Adversely Impact Liquidity.

Briggs operates under permits granted by various agencies including the U.S. Department of the Interior Bureau of Land Management (the “BLM”), Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted reclamation bonds with these agencies in the amount of $4.4 million, supported by sureties with the exception of a $30,000 cash bond.

Pinson is beginning operations under permits granted by various agencies including the BLM and the State of Nevada. The Company has posted reclamation bonds with these agencies in the amount of $0.8 million, which is supported by a surety.

The Company has posted an additional $0.9 million of reclamation bonds with the State of Nevada for Reward, which is supported by a surety.

Please refer to the discussion of “Kendall, Montana” property and reclamation requirements below. In addition to $2.3 million of cash deposits held as reclamation bonds, the Company has posted an additional $0.2 million of reclamation bonds, supported by a surety, with the Montana Department of Environmental Quality (“MDEQ”).

All surety bonds are subject to annual review and adjustment.

Development of Pinson

The Company commenced development of the Pinson underground mine in January 2012 and expects to initiate commercial gold production in 2013. This development has been funded from cash, debt, equity sale, and Briggs’ cash flow. Supplemental financing to complete development, if required, may be generated from asset sales, new or extended lines of credit, or an equity issuance. The Company’s 2013 budget and recent forecasts indicate that supplemental financing will not be required; however this is contingent upon Pinson developing on schedule and at projected costs.

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

Montana Regulatory Authorities May Impose Additional Reclamation Requirements On Our Closure Of The Kendall Mining Property

Atna’s wholly-owned subsidiary, CR Kendall Corporation (“CRK”), is reclaiming and closing the Kendall mining property (“Kendall”) located near Lewistown, Montana. In April 2012, CRK entered into an Agreement with the MDEQ, whereby Atna will provide financial support to complete the final EIS closure study. As part of this Agreement, CRK submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has agreed to perform a completeness review of this plan supported by a closure EIS. The EIS will be managed by the MDEQ in consultation with CRK. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ. In 2001, CRK deposited with the MDEQ approximately $1.9 million in a fund to accomplish required reclamation work. This fund was never utilized and with accumulated interest now totals approximately $2.3 million. Once a final Record of Decision on the final closure plan has been issued by the MDEQ, as part of the Agreement, CRK will create a trust fund to provide for any future operation, maintenance and replacement of water treatment and closure facilities. Funds remaining in the current funds on deposit with the MDEQ will be utilized in funding this trust.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Atna Resources Ltd. was incorporated under the Company Act of the Province of British Columbia, Canada, on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995. The Company’s business is to explore, acquire, develop, and mine precious metals, uranium and other mineral properties. The Company’s properties are primarily located in the United States and Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and a Foreign Private Issuer in the U.S., based on the residency of stockholders as of June 30, 2012. The Company’s common stock is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ATN” in Canada and on the over-the-counter Bulletin Board (the “OTCQB”) under the symbol “ATNAF” in the U.S.

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

The Company’s expenditures have included those primarily for general corporate purposes (operations), exploration, capital and development, servicing debt, and the acquisition of a 70 percent interest in Pinson discussed below. General corporate purposes primarily include: profit or loss on sales, exploration expense, net interest expense, expenditures to build inventories and other working capital, and spending on asset retirement obligations. A summary of the Company’s significant expenditures is set forth below, as well as a summary of amounts expended on exploration, both capitalized and expensed. Virtually all of the Company’s investments in the last three years have been in the western U.S.

Net Uses of Cash	2012	2011	2010	Total

Net use by Operations	N/A	N/A	$259,500	$259,500
Purchases and development of property and equipment	$21,705,700	$9,929,500	1,558,300	33,193,500
Increases in restricted cash / surety deposits	N/A	686,700	988,400	1,675,100
Pinson purchase price	N/A	15,000,000	-	15,000,000
Capitalized loan interest - Pinson	2,161,400	700,100	-	2,861,500
Additions of stripping activity assets	540,500	4,033,900	4,481,300	9,055,700
Repayments of Debt	5,573,900	5,989,400	5,133,600	16,696,900
Effect of exchange rate changes	6,500	23,000	(12,800)	16,700
Total uses of cash	$29,988,000	$36,362,600	$12,408,300	$78,758,900

Exploration spending	$2,155,000	$3,584,300	$1,562,800	$7,302,100
Exploration capitalized	421,700	2,949,400	454,100	3,825,200
Exploration expensed	$1,733,300	$634,900	$1,108,700	$3,476,900

The Company’s expenditures have been financed primarily by operations, proceeds from the sale of investments and assets, debt financings, and equity financings as follows.

Net Sources of Cash	2012	2011	2010	Total

Net contributions by Operations	$13,590,500	$15,498,700	N/A	$29,089,200
Proceeds from sale of investments	833,600	465,600	$258,900	1,558,100
Preproduction gold sales	1,353,100	-	-	1,353,100
Proceeds from insurance settlement	435,800	-	-	435,800
Decrease in restricted cash/surety deposits	391,000	N/A	N/A	391,000
Proceeds from asset sales	135,800	471,500	287,600	894,900
Exercise of stock options	337,400	74,900	101,800	514,100
Exercise of warrants	5,960,100	122,900	-	6,083,000
Net Proceeds from equity financings	16,330,500	-	8,292,900	24,623,400
Net Proceeds from debt financings	-	20,098,900	-	20,098,900
Total financing sources	$39,367,800	$36,732,500	$8,941,200	$85,041,500

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of cash flow from the Briggs and Pinson operations, existing cash, and equipment financing. Supplemental financing, if required, may be generated from the issuance of debt, convertible bonds, or equity; new lines of credit; asset sales; or combinations thereof. As of December 31, 2012, the Company had net working capital (current assets less current liabilities) of $6.4 million. Current assets included cash of $19.3 million and recoverable gold inventories of approximately 16,600 ounces at Briggs and approximately 820 payable ounces at Pinson which had a combined cost or recorded value of $19.7 million. The gold inventory had a gross market value of approximately $29.0 million based on the period-end gold price of $1,664 per ounce.

The two principal uses of funds anticipated within the next 12 months is expected to be completion of development funding for the Pinson underground mine. The total project cost is expected to be approximately $31 million, of which $22.8 million has been spent through December 31, 2012 net of pre-production sales and asset retirement obligation adjustments. The second principal use of funds anticipated within the next 12 months is expected to be the reduction of debt. C$1.46 million is due to Sprott Resource Lending Partnership (“Sprott”) for each of the 12 months beginning September 30, 2013. Quarterly principal and estimated derivative payments of $1.3 million are due to the 2009 Gold Bond holders through December 31, 2013.

B.	Business Overview

The Company is involved in all phases of the mining business from exploration, development drilling, preparation of feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the western United States. The Company conducts a portion of its mineral exploration and development activities through joint arrangements with other companies.

Production at Briggs during 2012 included the mining of 2.5 million tons of gold ore containing 45,900 ounces of gold at a strip ratio of 2.4 tons of waste per ton of ore to produce 36,900 ounces of gold in doré. Approximately 35,700 ounces of gold were sold at an average gold price of $1,667 per ounce. Estimated mined recoverable gold inventory at year-end was 16,600 contained ounces in all stages of processing.

The Company’s primary focus for 2013 is to increase the value of its four core gold mining properties: Briggs, Pinson, Reward and the Columbia mining project (“Columbia”). The Company’s near-term strategy is to focus on increasing positive cash flow from production operations at Briggs with the goal of reaching targeted production rates of 35,000 to 43,000 ounces in 2013. Development of the Pinson underground mine is now the Company's top development priority. The mine is anticipated to achieve commercial production in 2013 with a production target of 50,000 to 57,000 ounces for the year. The Company substantially completed Phase 1 infrastructure development activities at Reward during 2011, but further work is being postponed until development activities at Pinson have been completed or until such time that additional cash funding becomes available. The Company intends to initiate feasibility and permitting work at Columbia and to complete a feasibility study for open pit mining at Pinson during 2013. The Company believes these activities will provide a long term pipeline of development opportunities for the Company.

Atna’s 2008 sale of its royalty portfolio provided approximately $20 million of net proceeds, which was sufficient to re-start and operate Briggs without additional financing until October 2009 when Atna closed C$1.5 million in convertible debentures. In December 2009, the Company closed the Gold Bond Financing of $14.5 million and in December 2010, the Company closed a $9.2 million bought deal equity offering. Briggs began operations in 2009 and has provided net positive operating cash flows since the fourth quarter of 2010. In September 2011, the Company closed a C$20 million debt facility to fund the acquisition of the remaining 70 percent interest in Pinson as further described under “D. Property, Plant and Equipment – Production Property – Pinson Mine Property, Nevada” and to provide initial start-up capital for that project. The term of this debt facility (“Sprott Loan”) was extended in February 2012, C$2.5 million was repaid in February 2013, and in March 2013 the term of the remaining C$17.5 million was amended to be payable in 12 monthly increments beginning September 30, 2013. The exercise of options and warrants during 2012 resulted in net proceeds to the Company of $6,297,500. In September 2012, the Company closed a $17.25 million stock offering, netting $16.3 million in proceeds.

The Company’s financial results are not significantly impacted by seasonality. Quarterly expenses and income vary depending on the volume of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, and maintenance costs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors. Consumable materials used in the production and processing of gold ores have increased significantly in price during the past three years. Maintenance costs increased in 2012 due the consumption of wear-items and as related to the crushing circuit at Briggs, prior to rebuilding or replacing much of the circuit. Competition for experienced mining staff has also increased the costs of doing business. Fuel cost is a significant cost factor and fuel costs have been volatile and generally increasing over the last three years. In 2012, diesel fuel represented over 21 percent of cost of sales whereas in 2011, diesel fuel represented over 25 percent of cost of sales. In 2012 relative to 2011, diesel fuel prices increased 4 percent and were more than offset by a five percent decrease in the volume consumed. In 2011 relative to 2010, diesel fuel costs increased approximately 57 percent, approximately 19 percent due to the volume consumed as operations expanded and approximately 32 percent due to increased prices.

The Company’s strategy is to develop new mines organically using the cash flow from existing mines. In 2013, the Company intends to complete the development the underground mine at Pinson and bring it into commercial production, principally using existing cash and the cash flows from Briggs and proceeds from the September 2012 stock offering. The Company intends to utilize its existing property positions to increase shareholder value by taking a property portfolio approach. The Company intends to sell or trade those properties that are not core to the Company’s business and seek to develop those properties that can be developed economically in a timely manner to create the cash flow that will support and pay for further growth. At the same time, the Company intends to create an increasingly valuable pipeline of development properties through drilling in existing mine areas, property acquisitions and joint ventures to enhance future growth prospects.

Demand for gold as a safe haven against economic turmoil, currency devaluations and other factors in the financial marketplace has more of an impact on the price of gold than does the annual production of gold. Our principal acquisition objective is to acquire mining prospects that provide a reasonable return on capital upon development. The Company believes it is positioned with a solid cash balance and existing and near term gold production to acquire mineral properties in a later stage of exploration. These opportunities may include properties that were closed due to lack of capital. The Company continually reviews acquisition opportunities that could provide potential long term value through further investment. The Company targets acquisitions that have the potential to provide positive cash flow over a significant operating reserve life and annually produce over 100,000 ounces of gold. The target property would need to be located in a setting where positive community relations may exist, where development of that property would not create long term environmental issues, and where there is a reasonable chance of obtaining the required permits.

Regulatory agencies, both state, county, and federal, having authority over the Company’s exploration, development and mining are numerous and include, but are not limited to, Mine Safety and Health Administration (“MSHA”), U.S. Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), U.S. Forest Service (“USFS”) U.S. Department of Alcohol Tobacco and Firearms (“BATF”), U.S. Department of Homeland Security, U.S. Environmental Protection Agency (“EPA”), U.S. Corp of Engineers on the Federal level. On the State level the Company is subject to regulation by the California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”) and the Montana Department of Environmental Protection ("MDEP").

Numerous factors affect the marketing of metals, many of which are beyond our control. Such factors include the price of the mineral in the marketplace, imports of metals from other nations, demand for metals, the availability of adequate refining and milling facilities, and the market price of competitive metals used in the same industrial applications. The market price of metals is extremely volatile and beyond our control. Gold and silver prices are generally influenced by basic supply/demand fundamentals, inflation, alternative investment markets, and the strength or weakness of the U.S. Dollar. The market dynamics of supply/demand can be heavily influenced by economic policy; e.g., central banks sales/purchases, political unrest, conflicts between nations, and general perceptions about inflation. Fluctuating metal prices may have a significant impact on our results of operations and operating cash flow. Decreasing mineral prices will adversely affect the market values of our properties and may lead to the recording of asset impairments.

The decision to put a mine into production and the commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. Over the last five years, between 2008 and 2012, the average annual London PM Fix price per ounce of gold has steadily increased from $847 to $1,664. The economics of a mine may change over time due to gold price fluctuations during the project’s life. Although it is possible in certain circumstances to protect against price fluctuations by hedging, at a cost, the volatility of mineral prices represents a substantial risk to the mining industry. The Company’s open hedge positions as of December 31, 2012, consist solely of those embedded in the 2009 Gold Bonds.

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

Environmental regulations add to the cost and time needed to bring new mines into production and add to operating and closure costs for mines already in operation. As mines are placed into production, the costs associated with regulatory compliance can be expected to increase. Such costs are a normal cost of doing business in the mining industry, and may require significant capital and operating expenditures in the future. The Company believes that it is currently in material compliance with all applicable environmental regulations and there are no material enforcement procedures currently ongoing.

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

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's Vice President Exploration, and Daniel Saint Don, a Professional Engineer in the province of Ontario, both “qualified persons” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred.

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) – 100% Atna
Proven	4,536	0.020	89,281
Probable	4,753	0.020	94,170
Briggs Reserves	9,290	0.020	183,451
Reward (2) – 100% Atna
Proven	3,810	0.024	91,602
Probable	8,536	0.021	177,645
Reward Reserves	12,347	0.022	269,248
Pinson Underground (3) – 100% Atna
Proven	1,003	0.366	367,736
Probable	736	0.373	274,500
Pinson Underground Reserves	1,739	0.369	642,236

Total Reserves	23,376	0.047	1,094,935

(1)	Briggs mineral reserve summary is based on a 0.007 oz/ton incremental leach cut-off grade calculated using $1,490 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., V.P. and COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled for mine production in 2012 and is current as of December 31, 2012.
(2)	Reward mineral reserve is current as of December 31, 2012, using a >$0.01 net incremental value and $1,490 per ounce gold price, and is supported by the Reward Report filed on SEDAR on July 9, 2012.
(3)	Pinson Underground reserve is current as of December 31, 2012, reported using a $1,300 gold price and a cutoff grade of 0.2oz/ton and has been reconciled for mine development production in 2012, as supported by the Pinson Report filed on SEDAR on May 31, 2012.

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs (1, 2)	10,358	0.021	214,522
Reward (1, 3)	4,692	0.023	106,400
Pinson Underground (1, 4)	1,611	0.355	572,636
Pinson Open Pit (4)	21,158	0.035	732,000
Columbia (5)	5,730	0.047	254,400
Cecil R (6)	858	0.024	20,800
Total Measured	44,407	0.042	1,900,758
Indicated
Briggs (1, 2)	20,293	0.019	383,700
Reward (1, 3)	13,363	0.019	256,200
Pinson Underground (1, 4)	1,301	0.383	498,000
Pinson Open Pit (4)	4,307	0.058	249,600
Columbia (5)	11,294	0.043	487,300
Cecil R (6)	2,382	0.022	52,700
Total Indicated	52,940	0.036	1,927,500
Measured and Indicated
Briggs ( 1, 2)	30,651	0.020	598,222
Reward (1, 3)	18,055	0.020	362,600
Pinson Underground (1, 4)	2,912	0.368	1,070,636
Pinson Open Pit (4)	25,466	0.039	981,700
Columbia (5)	16,664	0.045	741,700
Cecil R (6)	3,240	0.023	73,500
Total Measured and Indicated	96,988	0.039	3,828,358

Inferred
Briggs (2)	12,940	0.018	228,600
Reward (3)	4,757	0.014	65,600
Pinson Underground (4)	2,236	0.378	845,900
Pinson Open Pit (4)	824	0.034	28,300
Columbia (5)	10,705	0.042	453,600
Cecil R (6)	5,144	0.019	99,400
Total Inferred	36,606	0.047	1,721,400

Silver Mineral Resources (Columbia)- Measured, Indicated and Inferred (5)

Category	Tons (x 1,000)	Ag (oz/ton)	Contained Ounces
Measured (5)	5,370	0.155	831,100
Indicated (5)	11,295	0.115	1,304,400
Total Measured and Indicated	16,665	0.128	2,135,500

Total Inferred (5)	10,705	0.097	1,035,000

1.	Mineral Resources for Briggs, Reward and Pinson Underground include Proven and Probable Reserves
2.	NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 oz/ton gold cut-off, adjusted for 2012 production and other changes during production.
3.	NI 43-101 Technical Report Reward Gold Project, dated June 29, 2012; 0.006 oz/ton gold cut-off
4.	NI 43-101 Technical Report, Pinson Project, May 25, 2012; 0.20 oz/ton gold cut-off (Underground); 0.010 oz/ton gold cut-off (Open Pit)
5.	NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.010 oz/ton gold cut-off.
6.	NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 oz/ton gold cut-off.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

PRODUCTION PROPERTY

Briggs Mine, California

The Briggs gold mining property (“Briggs”) was acquired by the Company in 1990. The Briggs mine was initially constructed in 1995; production ceased in 2004 due to gold-market conditions, and commercial production recommenced in mid-2009. Briggs is a conventional open pit mine that uses heap leach gold recovery. Ore is crushed to a targeted 80 percent passing a 1/4 inch-slot prior to placement on the leach pad, and targeted gold recovery is 80 percent.

Briggs is located on the west side of the Panamint Range near Death Valley, California. From the city of Ridgecrest, Briggs is accessed by State Highway 178, which passes through the mining town of Trona and to the ghost town of Ballarat, a distance of 42 miles. The mine is reached from Ballarat by means of an improved dirt road which heads south and skirts the east side of Panamint Valley, a distance of eight miles. The legal description of the project area is Townships 21 through 23 South, and Ranges 44 through 45 East, Mount Diablo Meridian.

The Briggs mine is located on 156 unpatented claims, including 15 mill site claims, covering approximately 2,890 acres, on land administered by the BLM. No royalties are payable at Briggs. In addition to Briggs, the Company owns or controls four satellite projects (“Briggs Satellite Projects”) totaling 2,505 acres located between two and four miles north of Briggs: Cecil R, which includes 48 claims; the Jackson project (“Jackson”) located on 40 unpatented claims, two patented claims and one patented mill site; and the Mineral Hill project (“Mineral Hill”) and Suitcase projects (“Suitcase”) located on 48 unpatented claims. All of the mining claims are located on land prescribed for multiple use management by the BLM.

In 2013, Briggs is expected to produce and sell approximately 35,000 to 43,000 ounces of gold at an annual average cash cost of between $850 and $900 per ounce. Full cost, including sustaining capital and depreciation, is budgeted to be between $1,070 and $1,120 per ounce. Briggs is budgeted to crush and place on the leach pad approximately 3.0 to 3.2 million tons of ore containing 58,000 to 66,000 ounces of gold. The waste stripping ratio is projected to be 3.8 tons of waste per ton of ore. The Company and Briggs are committed by terms of the 2009 Gold Bonds to pay bondholders the equivalent of 3,257 ounces of gold in 2013 in equal quarterly installments at near-quarter-end market prices, however these 2013 payments will retire the obligation.

Ballarat
N
Pleasent Canyon
Middle Park Canyon
Shephard Canyon
Alkali Flats
Anthony Mill
South Park Canyon
T22S
Big Horn Canyon
T23S
R42E
R43E
Water Canyon
Briggs Mine
178
PANAMINT
Redlands Canyon
Manly Peak
PANAMINT
RANGE
R43E
R44E
Fish Canyon
R44E
R45E
T23S
Coyote Canyon
T24S
RANGE
VALLEY
Valley Wells
SLATE
Wilson Canyon
ARGUS
Trone Airport
T24S
Copper Queen Canyon
Naval Reservation
T25S
Pioneer Point
Trona
RANGE
2 Miles
Argus
Searles Lake
R43E
R44E
R44E
R45E
Bishop
Big Pine
Fort Independence
Independence
Lone Pine
Keeler
Olancha
Furnace Creek
Death Valley Junction
Nevada
California
Detail Area
Little Lake
Homewood Canyon
Shoshone
Tecopa
Charleston View
25 Miles
Inyo Co., California
California
Inyo Co.
Explanation
Major Road
Secondary Road
Gold Deposit
Briggs Mine
Inyo County, California
03/1/2012

Production details for Briggs in 2012 and 2011 are shown in the following tables:

	First	Second	Third	Fourth	Total
Production Statistics for 2012	Quarter	Quarter	Quarter	Quarter	2012
Waste tons	1,719,500	1,348,100	1,201,100	1,718,900	5,987,600
Ore tons	712,400	581,500	634,600	599,200	2,527,700
Total tons	2,431,900	1,929,600	1,835,700	2,318,100	8,515,300
Strip ratio (waste / ore)	2.4	2.3	1.9	2.9	2.4
Ore grade (oz/ton)	0.018	0.020	0.017	0.019	0.018
Contained gold ounces mined	12,500	11,600	10,700	11,100	45,900
Gold ounces sold	9,400	8,100	8,600	9,600	35,700
Recoverable gold ounces inventory	16,600	17,700	16,700	16,600	16,600
Cash cost of gold sales ($/oz)	$911	$928	$1,037	$1,061	$985

	First	Second	Third	Fourth	Total
Production Statistics for 2011	Quarter	Quarter	Quarter	Quarter	2011
Waste tons	2,766,400	2,627,900	2,512,300	1,983,100	9,889,700
Ore tons	608,400	662,600	615,800	759,100	2,645,900
Total tons	3,374,800	3,290,500	3,128,100	2,742,200	12,535,600
Strip ratio (waste / ore)	4.5	4.0	4.1	2.6	3.7
Ore grade (oz/ton)	0.015	0.016	0.018	0.017	0.016
Contained gold ounces mined	8,900	10,700	11,000	12,900	43,500
Gold ounces sold	6,600	7,700	9,700	8,400	32,400
Recoverable gold ounces inventory	14,100	14,500	12,700	15,500	15,500
Cash cost of gold sales ($/oz)	$898	$920	$908	$931	$915

Note: Cash cost of gold production is a non-GAAP measure and is calculated utilizing Gold Institute Standards.

Cash cost per gold ounce sold is a common gold mining industry measure and is therefore provided for benchmarking purposes. The measure may be useful as an indication of the average cash cost per ounce sold; but the measure does not reflect incremental costs or cash expenditures because fixed costs are included in the calculation and capital spending is ignored by the measure. Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, secondary development costs, changes in inventory, and mine-site depreciation, amortization, depletion.

The following schedule reconciles cost of sales to cash cost per gold ounce sold for the periods indicated.

	2012	2011
Total cost of sales	$43,580,700	$37,638,500
Less - mining related depreciation and amortization	(8,095,100)	(7,655,600)
Less - silver by-product credits	(357,300)	(360,500)
Total cash cost of sales	$35,128,300	$29,622,400

Ounces sold	35,646	32,375

Total cash cost per ounce	$985	$915

Briggs produced $7.2 million in operating cash flow and $3.8 million of income before tax in the Fourth Quarter 2012. Gold ounces sold in Fourth Quarter 2012 exceeded Third Quarter 2012 sales by approximately 12 percent. This positive performance was primarily driven by higher gold grades placed on the leach pad through an upgraded crushing circuit. The volume of ore and waste mined increased by 26 percent in Fourth Quarter 2012 from Third Quarter 2012 due to the need to remove more waste in newer pits. During Fourth Quarter 2012, the last three benches of the Briggs Main Pit were mined, which lowered ore-mining productivity due to reduced working space in the pit bottom. Operations in this pit were further impacted by the unusual presence of water, which limited mining rates. During this period, waste stripping operations were focused on pioneer activities in the upper benches of the Goldtooth South Pit. The principal ore supply in Fourth Quarter 2012 was the Goldtooth North Pit which has a narrow approach posing a bottleneck limiting ore production. These factors resulted in a reduction of approximately 6 percent in tons of ore supplied to the crusher, which was offset by approximately a 12 percent increase in the average ore grade, which originated principally from the Goldtooth North Pit. Contained gold ounces stacked on the leach pad increased by approximately 4 percent relative to Third Quarter 2012. Estimated recoverable gold inventory in stockpiles, on the heap-leach pad and in the processing plant at year-end 2012 was approximately 16,600 ounces.

The sequencing of stripping operations continued to impact the availability of ore tonnages in First Quarter 2013. The Company expects the decreased ore production will be at least partially offset by higher ore grades. As stripping progresses in the Goldtooth South Pit, ore supplies are expected to increase with continued availability of higher ore grades. Stripping operations have also commenced on the Upper Briggs Main Pit to bring down another phase of mining, and which will deepen the existing Main Briggs Pit. Pioneering work is also commencing on the Briggs Main North Pit to insure future ore supplies. In First Quarter 2013 significant maintenance work is being conducted on Briggs’ fleet of loaders, and a loader has been purchased for the crushing plant to eliminate competition between the mine and crusher for loader capacity. These actions are expected to increase the availability of the primary loader fleet.

The cash cost of gold per ounce sold increased in Fourth Quarter 2012 by approximately 2 percent over Third Quarter 2012. While direct operating expenditures at Briggs declined 7 percent in Fourth Quarter 2012, this decline was more than offset by an increase in preproduction stripping and a draw-down of higher cost gold inventory into cost of sales.

Briggs produced $22.5 million in operating cash flow and $15.4 million of income before tax in 2012. Gold ounces sold from Briggs increased approximately 10 percent in 2012 over 2011, with a corresponding increase of approximately 15 percent in total revenue. Cost of sales, including depreciation and amortization, increased approximately 16 percent in 2012, much of the increase resulting from increased volume. The average annual cash cost per ounce sold increased approximately 8 percent in 2012. This increase in cost was primarily driven by reduced operational productivity as a result of mechanical issues in the crushing plant during the first half of 2012 (described below), with corresponding increases in maintenance costs, and by tight mining conditions related to longer ore and waste haul-cycles and lower loader-availabilities in the second half of the year.

The Briggs crushing plant has crushed over 34 million tons of ore in its lifespan. Plant maintenance issues were experienced in the first half of 2012, reducing crushed-ore placements on the leach pad. Turnaround maintenance was required, which was completed in the second half of 2012 and early 2013. These activities included replacement of the primary jaw crusher and vibrating feeder, rebuild of the secondary crusher, purchase of two new tertiary crushers and rebuild of the third, and rebuild of the screening plant and conveyor systems. In late 2012 and early 2013, additional conveyors were purchased to allow stacking on the upper lifts of the leach pad in the future. This work has improved the maintenance status of the plant and the Company believes that it will allow for higher operational productivities in the future as ore supplies are available.

The budgeted waste to ore stripping ratio for Briggs in 2013 is expected to be 3.8 versus an actual stripping ratio of 2.4 in 2012 and 3.7 in 2011. This increased stripping ratio will be combined with longer haulage cycles. Two new 100-ton haul trucks and one new blast-hole drill have been acquired in early 2013 to accommodate this increase. Briggs is converting one of the mine’s older 85-ton haul-trucks into a water truck in 2013 and will retire an existing water truck.

Actions have been taken and other actions are underway to foster continuous improvement in production and reliability while cutting costs at Briggs. Actions have included reinforcing business goals with personnel, changes in personnel, revisions to authority levels for expenditures, additional training in tracking and analysis of costs, and increased attention to planned maintenance programs. Further, the Company is implementing changes to operating schedules and an active cost-cutting program is being put in place.

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the prior two years.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	2012	2011
Mining	$/ton of material, ore & waste	$1.77	$1.22
Mining	$/ton of ore crushed	$5.90	$5.80
Crushing	$/ton of ore crushed	$3.60	$2.66
Leach and Plant	$/ton of ore crushed	$1.79	$1.94
Site Gen and Admin	$/ton of ore crushed	$3.16	$2.60
Total Operating Cost	$/ton of ore crushed	$14.45	$13.00

Capital additions, inclusive of mine development, aggregated approximately $5.0 million in 2012. Project and sustaining capital expenditures in 2013 are expected to be between $4.0 million and $4.5 million. The majority of the anticipated capital spending is for mining equipment as previously noted. The capital additions in 2012 included replacement of the primary jaw crusher and vibrating feeder, rebuild of the secondary crusher, purchase of two new tertiary crushers and rebuild of the third, rebuild of the screening plant and conveyor systems, and component replacements on mining units. As of December 31, 2012, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $51.2 million, having a carrying-value of $25.0 million, net of depreciation and amortization.

Mobile equipment at Briggs includes eight 85 to 100-ton trucks, three 15-cubic-yard loaders, three blast-hole drills, four dozers, and two graders. The three-stage crushing plant at Briggs has a nominal capacity of 600 to 700 tons per hour depending on hardness of ore feed. Ore is typically crushed in three stages to 80 percent minus-¼-inch-size and conveyor-stacked on the leach pad for leaching. Gold recovery at this crush size is estimated to be approximately 80 percent. The gold recovery plant utilizes the carbon absorption and desorption process to recover gold from solution, and the refinery utilizes conventional furnace technology. Power for the mine is currently supplied by four 1.1 megawatt diesel generators.

Briggs mining operations are planned to be entirely within the existing permit boundary area. However, an amendment to the existing reclamation plan was required to address a portion of the mine-area. To accommodate this permit revision, an updated Environmental Assessment was completed and approved by the BLM on February 1, 2012. Reclamation activities are conducted concurrently with mining operations whenever reasonable. For example, in areas of new mining, topsoil is being stockpiled for future reclamation work.

Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. All surety bonds are subject to annual review and adjustment.

Briggs is hosted by Precambrian quartz-rich gneiss and amphibolite which have undergone ductile folding during Precambrian time and subsequently subject to brittle deformation by high and low-angle faulting during Mesozoic and Tertiary time. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the Precambrian gneiss and amphibolites rock units. The principal gold mineralized high-angle fault zone at the mine is the north-south trending Goldtooth fault. The Goldtooth fault was developed historically by underground methods in the early 1900s and remains an important source of ore at Briggs.

The table below summarizes the change in gold reserves in contained ounces at Briggs in 2012.

	Beginning		Other	Ending
Contained Ounces	2012	Production	Changes	2012
Proven	128,788			89,281
Probable	118,141			94,170

Total Briggs Reserves	246,929	(45,978)	(17,500)	183,451

Other Changes include the impacts of changes to mine design and changes in ore mined versus modeled ore in reserve.

Detailed proven and probable reserves by pit area as of December 31, 2012, estimated utilizing a 0.007 oz/ton cutoff grade, are shown in the following table. (See section D. Property, Plant and Equipment, Summary of Mineral Reserves and Resources for certification.)

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Briggs Main	Proven	2,060	0.016	32,975
	Probable	1,793	0.015	27,604
	Sub-Total	3,852	0.016	60,579
Briggs Main North	Proven	992	0.018	17,668
	Probable	1,112	0.019	20,896
	Sub-Total	2,104	0.018	38,564
Gold Tooth - North	Proven	158	0.042	6,576
	Probable	385	0.031	11,842
	Sub-Total	543	0.034	18,418
Gold Tooth - South	Proven	1,326	0.024	32,061
	Probable	1,465	0.023	33,828
	Sub-Total	2,791	0.024	65,889
Total - Briggs Reserves	Proven	4,536	0.020	89,281
	Probable	4,754	0.020	94,170
	Grand Total	9,290	0.020	183,451

Pinson Mine Property, Nevada

The Pinson underground mine commenced operations during development in August of 2012. Pinson underground is expected to attain commercial production levels in 2013. All expenditures and revenues recognized during the development stage and having a future benefit are capitalized. The Pinson open pit property is discussed separately in a later section as a development property.

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about ten miles north of the Golconda Exit from Interstate Highway 80.  The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system.  Mineralization is focused along and adjacent to the Getchell Fault zone.

In September 2011, Atna completed an Asset Purchase and Sale Agreement ("APSA") with Pinson Mining Company ("PMC") a subsidiary of Barrick Gold to acquire PMC’s 70 percent interest in Pinson. The site had previously been operated as a joint venture with PMC owning 70% and Atna owning 30%. Atna now controls four square miles of land containing the historic Pinson Mine and the related mineral resources. Atna had originally entered into an Exploration and Development Agreement with PMC at Pinson in 2004 and ultimately earned a 30% equity interest in the project. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011.

The land now controlled by the Company contains substantially all of the mineral resources developed by the former joint venture. The land position includes four square miles of leased and owned fee lands and unpatented mining claims. This includes 30 claims owned 100 percent, ownership of two additional sections of fee surface and mineral lands, ownership of 41.66 percent of 18 additional claims and a lease interest in 18 full and two fractional mining claims. The Company owns an additional 41.66 percent interest on an additional 120 acres of fee and mineral lands and leases the remainder of that interest, with the remainder controlled by local landowners. In total, there are 2,545 acres in the Pinson package. The Pinson underground ores are subject to a 6.0% Net Smelter Return ("NSR") royalty payable to underlying landholders. A NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. PMC also retained a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold have been sold.

R39E
R40E
R40E
R41E
R41E
R42E
R42E
R43E
T38N
T37N
T37N
T36N
T36N
HOT SPRINGS RANGE
OSGOOD MOUNTAINS
HOGSHEAD CANYON
Pinson Project
N
SR 789
Red House
HUMBOLDT RIVER
HUMBOLDT
RIVER
WESTERN PACIFIC R.R.
SOUTHERN PACIFIC R.R.
EMIGRANT CANYON
IRON POINT
EDNA MTN.
80
GOLCONDA
White House Ranch
0 1 2 3 4 5
MILES
Paradise Valley
Humboldt Co.
Midas
Tuscarora
Detail Area
Elko Co.
Winnemucca
Golconda
Lander Co.
Eureka Co.
Elko
Battle Mountain
Carlin
Palisade
Beowawe
Pershing Co.
20 Miles
Nev.
Explanation
Major Road
Secondary Road
Gold Deposit
Pinson Project
Humboldt County, Nevada
03/1/2012

Mining is by mechanized methods utilizing underground loaders, trucks, and jumbo drills. The Pinson mine will utilize an underhand cut and fill mining method using cemented rock fill (“CRF”). This method was chosen due to the variable nature of the various ore bodies and the low strengths of the ore and country rock. This method is designed to maximize safety and minimize ore dilution, while recovering a high percentage of ore reserve to maximize economic return. The underhand cut and fill mining method is currently being used in a number of mines in Nevada where ore and country rock characteristics necessitate a conservative support design to enhance miner safety. Golder Associates, a globally recognized geotechnical and engineering consulting firm, has been retained to provide geotechnical review and to evaluate the ground control design in development and ore headings; to review and provide technical guidance on the mixing and placement of CRF in the stopes; and to provide ongoing ventilation design and support.

Pinson ores will be trucked to nearby third party processing plants for gold recovery. As part of the APSA, Atna entered into a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike processing facilities (“Goldstrike Plant”). This agreement is evergreen through the life of the Pinson underground project. Sulfide ore will be shipped in lots of 15,000 tons under the contract, equivalent to one day of processing capacity at the Goldstrike Plant. All gold produced under this Agreement will be sold to Barrick at market-indexed prices. The Goldstrike Plant is approximately 135 miles from Pinson.

An ore sales agreement has been signed for the sale of oxide ores from Pinson to Newmont's Twin Creek's oxide mill. Under this agreement, ore will be sold, based on a payable/recoverable gold content basis, to Newmont in 3,000 ton lots, representing the daily capacity of that oxide mill. This agreement is valid through December of 2013. Newmont’s Twin Creeks plant is approximately eight miles from Pinson. Oxide ore represents approximately 15% of stated reserves at Pinson, and dependent on sulfide sulfur content, may also be blended into sulfide ore shipments to other processors.

Mined ore is transported to surface stockpiles. Once assay data is received, the ore is separated into both oxide and sulfide, high and low grade stockpiles. Once a sufficient lot size has been accumulated, the ores will be shipped to either the oxide or sulfide mills, depending on ore characteristics. The rate of production, the batch sizes of the ore shipments, and roughly a 30-day receivable cycle will potentially result in months elapsing between the ore being mined, ore sales, and cash receipts. This will result periodically in large working capital balances, building inventory and receivables.

The workings are being de-watered using two existing wells. Two additional wells have been drilled and the Company is purchasing additional pumps and related equipment to put these de-watering wells into operation. Water is currently being discharged into two existing rapid infiltration basins and a third basin is permitted for construction.

Development work at Pinson commenced in early 2012 and has continued to accelerate. Pinson is expected to transition from development to commercial production in 2013. During 2012, the Company expended $22.5 million on development of and on property, plant, and equipment for the Pinson Mine, net of pre-production sales. Major milestones completed to date include the following:

•	DMC Mining Services, an underground mining contractor, was mobilized to the site in early 2012 to commence mining operations and the rehabilitation of prior workings.

•	The secondary escape-way / access into the mine was completed in June and the spiral decline has been driven to the 4585 level from the 4770 adit level.

•	Major upgrades to underground utilities have been completed including the upgrade and installation of ventilation systems, compressed air and water lines, communications systems, and electrical distribution and control systems.

•	Laterals have been driven into the OG zone on the 4770, 4740, 4650 and 4600 levels and into the Otto zone at the 4690, 4640 and 4620 levels. A crosscut is currently being driven from the 4620 level to access the Range Front zone.

•	Top-cuts have been completed in the 4650 and 4740 Ogee ("OG") stopes and the first undercuts are being successfully mined using underhand cut and fill methods.

•	2012 ore production during development totals approximately 7,860 tons, containing approximately 2,370 ounces of gold.

•	Boart-Longyear started underground RC drilling for stope delineation in early October and has been operating continuously under a long-term contract.

•	A CRF plant has been built for use in backfilling ore mining areas.

•	A mobile crushing plant was purchased and is used to crush aggregate for CRF.

•	Power lines have been extended to provide power to additional de-watering wells and the crusher-plant location. A second dewatering well was commissioned in September, and installation of a third well commenced in February 2013.

•	Construction of the assay lab was completed in the fourth quarter. The lab has been commissioned and the turnaround of assay results is improving.

•	The construction of a lined, ore stockpile area has been completed and is in operation.

•	Two ore shipments totaling 4,957 tons were made to the Newmont’s Twin Creeks oxide mill in 2012. Total revenue from gold sales of $1.4 million was credited against development cost. Oxide ore mill recovery averaged 91 percent.

•	Additions to staff and personnel are ongoing to support increased levels of operations and mine development. Simultaneously, DMC Mining Services, the underground mining contractor is also increasing its personnel levels and equipment fleet.

Mine development statistics for 2012 are shown in the following table.

	Fourth	Third	Second	First
Production Statistic	Quarter 2012	Quarter 2012	Quarter 2012	Quarter 2012	Total
Oxide tons	3,027	454	340	1,413	5,234
Oxide grade (opt)	0.215	0.455	0.381	0.333	0.278
Oxide ore ounces	650	207	130	471	1,457
Sulfide tons	1,160	1,468	-	-	2,628
Sulfide grade (opt)	0.353	0.341	-	-	0.346
Sulfide ore ounces	409	501	-	-	910
Total gold ounces mined	1,059	707	130	471	2,366

Payable oxide ounces	438	-	375	-	813
Payable sulfide ounces	-	-	-	-	-
Payable ounces sold	438	-	375	-	813

Escapeway (feet)	-	247	765	61	1,073
Spiral (feet)	450	366	-	-	816
Lateral Development (ft)	444	428	-	-	872
Total Development (ft)	894	1,041	765	61	2,761

Active stope areas	2	2	bulk sample	bulk sample
Stopes under devel.	3	2	-	-

In order to achieve ore production rates and the appropriate number of ore stopes, capital development activities will continue to be prioritized.  The two main areas of focus include the Pinson Spiral and the Range Front lateral drive.  The Pinson Spiral is located adjacent to the Ogee ore zone which is the current production area.  Ground conditions are generally very good but some water has been encountered which decreased advance rates.  A dewatering plan is currently being designed to address any possible inflow situation.  The Range Front lateral began in late January and heads through numerous faults and structural features. Advance rates have been slower through this ground and extra care is needed to maintain a long term drift for primary haulage. This drive will access additional reserve blocks for production in the second half of 2013.

The placement of CRF into the top-cuts of two ore stoping areas commenced during the fourth quarter with satisfactory results and undercut mining, beneath CRF commenced in the first quarter 2013, also with satisfactory results. Operations were impacted in late December and early January by extremely cold weather, before the plants could be fully winterized. These weather related issues caused freezing of pipes and prevented the mixing of CRF, which slowed the initial ramp-up of operations and resulted in lower than anticipated mine development rates and ore mining during the first quarter of 2013. Ore production rates at Pinson are expected to increase now that underhand stoping activities have been established. The Company’s goal for 2013 is to end the year with a total of nine to twelve operating ore stopes, with additional stopes being continuously developed to replace depleting stopes. Together with underground truck haulage, the Company believes this number of working faces can achieve a daily production rate in the 750 to 1,000 ton per day range. Ore production is expected to increase throughout 2013 as additional ore stopes are developed. Based on current forecasts, Pinson is expected to produce between 50,000 and 57,000 ounces of gold in 2013 at a projected cash cost of between $900 to $950 per ounce, inclusive of contract mining services, equipment rentals, third-party processing costs, transportation of ore to third-party processors, all royalties, and severance taxes. The majority of this production is expected to occur in the second half of 2013. Total production cost including sustaining capital and depreciation is projected to be between $1,025 and $1,180 per ounce.

An intended focus of work at Pinson in 2013 is development of ore grade control systems in an effort to maximize revenues earned under Pinson's third party processing agreements. Additional focus is being placed on gaining a stronger understanding of ground control requirements, development of data for validation of reserve models, and stope sequencing and development planning as additional working faces are added. These actions are importantto success at Pinson.

On February 5th, 2013, Pinson's application for modification to its Mine Water Pollution Control Permit became effective. This permit approval authorizes Atna to construct and operate the Pinson Mine and to extract by underground mining up to 400,000 tons of ore per year for offsite processing. The modification replaces the former Pinson Exploration Project permit which allowed the mining of up to 36,500 tons of ore per year.

On July 20, 2012, the Company received Notice of Approval of the Class II Air Quality Operating Permit from the Nevada Division of Environmental Protection (“NDEP”). This permit covers the operation of an ore-crushing facility, a crusher facility for aggregate for backfill, a shotcrete plant, a backfill plant and an assay laboratory.

Associated with the existing permits is approximately $2.0 million in reclamation bonding. Atna provided the State of Nevada with approximately $0.8 million of this bonding to date and expects to provide the balance of approximately $1.2 million in 2013 when the State and Federal agencies complete their reviews of the bonding requirement.

Gustavson Associates, LLC, an independent engineering firm, completed the “NI 43-101 Technical Report, Pinson Project, Humboldt County, Nevada” dated May 30, 2012 with an effective date of May 18, 2012 (the “Pinson Report”) prepared by William J. Crowl, R.G., MMSA SME-RM, and Donald E. Hulse, P.E. each a qualified person as defined in NI 43-101 for the Pinson Underground Gold Mine. The Pinson Report demonstrates that Pinson is an economically attractive gold mining project. The Pinson Report includes Mineral Resource and Mineral Reserve estimates, mining and processing plans, detailed project economics and sensitivity analyses. The Pinson Report envisions a six-year life after the 2012 development period to recover approximately 550,000 ounces of gold at an average rate of approximately 90,000 ounces per year from current Proven and Probable Mineral Reserves. This projection does not include possible conversion of Inferred Mineral Resource into Mineral Reserve or any additional contribution from the adjacent potential open pit project.

Project economics from the Pinson Report at varying gold prices are demonstrated in the following table.

Gold Price		$1,300	$1,500	$1,700
IRR		103%	171%	239%
NPV 10% (Million)	(Million)	$72	$129	$185
Payback (Years)	(Years)	2.2	1.6	1.4
Cash Operating Cost (C1)*	($/oz)	829	829	829
Total Cash Cost (C2) *	($/oz)	935	972	1,010
Full Cost (C3)*	($/oz)	1,067	1,104	1,142

*Gold Institute Cost Standards:

C1: Total direct costs of production

C2: C1 plus royalty payments and Nevada severance tax

C3: C2 plus depletion, depreciation, and the amortization of capital costs

Mineral Reserves for Pinson were estimated in the May 2012 NI43-101 compliant technical report using a 0.20 oz/ton cutoff grade. Due to the minor amount of reserve mined in 2012 the only modification to reserve since May 2012 is the small amount of ore mined during development.

The change in reserve due to mining in 2012 is shown in the following table:

	May 18,		Other	Ending
Contained Ounces	2012	Production	Changes	2012
Proven	370,100	(2,364)		367,736
Probable	274,500			274,500

Total Pinson Reserves	644,600	(2,364)	0	642,236

"Other Changes" include the impact of reserve estimation of changes in the three year trailing price of gold, changes in operating costs and changes due to the addition of new drilling information.

Ore reserves remaining at Pinson as of December 31, 2012, estimated using a 0.20 oz/ton cutoff grade are as follows (See section D. Property, Plant and Equipment, Summary of Mineral Reserves and Resources for certification.).

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Ogee Zone	Proven	305,438	0.412	125,836
	Probable	283,400	0.343	97,300
	Sub-Total	588,838	0.379	223,136
Line Hole	Proven	-	-	-
	Probable	112,200	0.544	61,000
	Sub-Total	112,200	0.544	61,000
Range Front	Proven	286,900	0.338	96,900
	Probable	257,400	0.343	88,200
	Sub-Total	544,300	0.340	185,100
Adams Peak	Proven	273,800	0.341	93,400
	Probable	39,400	0.299	11,800
	Sub-Total	313,200	0.336	105,200
CX Zone	Proven	136,600	0.378	51,600
	Probable	43,600	0.372	16,200
	Sub-Total	180,200	0.376	67,800
Total - Pinson Reserves	Proven	1,002,738	0.367	367,736
	Probable	736,000	0.373	274,500
	Grand Total	1,738,738	0.369	642,236

DEVELOPMENT PROPERTIES

Pinson Open Pit Project, Nevada

The Pinson mine had previously operated as an open-pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits. The Company has evaluated this potential, which resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that the Company believes to be amenable to open-pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company has initiated a feasibility study to determine the economic feasibility of developing the section 33 pit, which resides on private property. Engineering work on this project commenced in January 2013. A second goal of this study is to develop information needed to produce a Mine Plan of Operations to be submitted to the NDEP to commence the permitting process. This project is currently unpermitted and will be subject to the permitting process prior to the commencement of mining.

A metallurgical-sample drilling program in the Mag open pit was completed in May, 2012. A total of four PQ core holes were drilled totaling 2,086 feet to acquire samples for column leach testing of the potential open-pit, heap-leach gold resources in the Mag pit. Column leach testing was the focus of the metallurgical work with attention to crush-size optimization, gold recovery optimization, evaluation of reagent costs, and the evaluation of any recovery issues associated with carbon or gold encapsulation. Drill cores from this program were delivered to a reputable third-party lab, and assaying and setting-up the test programs continues in 2013. Initial bottle roll test work has been completed and the data from this work is being utilized to design column leach test parameters.

Reward Mine, Nevada

Reward is located on approximately 2,214 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Access is gained via state highway 95 to the site access road turnoff followed by a two-mile gravel access road. The Company holds eight placer claims and 14 unpatented lode claims under four mining leases, which expire in 2024 and 2025. The Company also owns 99 unpatented claims and six patented claims. The leases and patented claims each carry a 3 percent NSR royalty. No modern commercial mining activities have been undertaken previously at Reward; it is a ‘green-field’ project which the Company believes it can develop with a comparatively low capital investment relative to many other properties.

Reward
Beatty
Burton Mtn
Beatty Mtn
Beatty Airport
BARE MOUNTAIN
Bare Mountain Peak
Meiklejohn Peak
Crescent Canyon
Tarantula
Chuckwalla Canyon
Bore Mtn
Fluorspar Canyon
Carara Canyon
Tungsten Canyon
Amargosa River
R46E
R47E
R47E
R48E
T12S
T13S
2 Miles
N
To Fallon
To Austin
To Eureka
To Ely
Gabbs
Callaway
Warm Springs
Nyala
Tonapah
To Ash Springs
Detail Area
Beatty
To Las Vegas
Lathrop
Johnnie
Pahrump
To Las Vegas
40 Miles
Nye Co., Nevada
Nevada
Nye Co.
Explanation
Major Road
Secondary Road
River
Creek or Drainage
Gold Deposit
Reward Project
Gold Property
Nye County, Nevada
03/1/2012

Upon completion of the planned construction activities, Reward will be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Mining operations at Reward will utilize conventional 100-ton open pit trucks and 15-yard loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Target gold recovery is 80 percent for the project. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. A recent trade-off study recommends the processing of loaded carbon at Reward versus transport for processing at either Briggs in Inyo County, California, or at a third party processing facility.

In July 2012, the Company announced the results of the “NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada” dated June 29, 2012 with an effective date of December 31, 2011 (the “Reward Report”) prepared by Fred Barnard, Ph.D, AIPG-CM, Greg Chlumsky, MMSA, Michael J. Read, SME-RM, Matthew P. Reilly, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC, an independent engineering firm. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Reward Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward. Projected project economics at varying gold prices are shown in the following table.

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct operating costs, royalties and severance taxes

** C3, full cost, includes C2 costs plus capital cost recovery

Reward Report Highlights (M=million)

Mine Production Rate: 6,500 ore tons per day

Mine Life: seven years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch

Life of Mine Strip Ratio: 3.1:1 (waste: ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

Planned start-up capital costs total $34.5 million for crushing and process plants, facilities and infrastructure, mobile mining fleet, capitalized stripping and funding of surety bonds; however this is likely to increase by the time the development occurs. Offsite infrastructure development requirements for the project have been completed. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011. Capital expended at Reward in 2012 totaled $0.1 million. Reward’s carrying cost as of December 31, 2012 was $10.8 million, net of accumulated depreciation.

Phase 1 development bonds have been posted and substantially all permits required for mine development and operating activities have been received. During 2009, work was completed on an Environmental Assessment for Reward. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

The Company expects to commence construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna's balance sheet. This strategy will provide the opportunity for funding the sequential development of Reward in a measured and controlled manner. Once commenced, a nine-month construction period is anticipated; with gold production commencing three months after construction is completed.

Current reserve estimates are based on estimated future costs and the prior three-year average gold price of $1,490 as of December 31, 2012, supported by an NI 43-101 compliant report dated 29 June 2012. Reserves assume an 80 percent processing recovery rate based on metallurgical test results. The Reward operation is expected to produce approximately 215,000 ounces of recovered gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 2.9.

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	4,692	0.023	106,400
Indicated	13,363	0.019	256,200

Measured and Indicated	18,055	0.020	362,600

Inferred	4,757	0.014	65,600

Gold mineralization at Reward is controlled principally by the Good Hope fault zone; a sheeted, steeply dipping, north-south-trending quartz-vein zone. Adjacent to the Good Hope fault, the phyllitic quartzite, siltstone, and shales dip moderately to the east (45 degrees) and are host to more disseminated gold mineralization associated with narrow iron oxide veinlets (after pyrite) and minor quartz veining. The Reward gold deposit has been sampled by 339 holes totaling more than 125,000 feet drilled by a number of mining entities over the past 15 years including the Company. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 700 feet along the Reward structure. The width of mineralization within the structural zone ranges from a few feet to up to 200 feet and the bedded zones along the southeastern flank of the main Reward deposit attains thicknesses in excess of 300 feet. Mineralization in the Good Hope structure and the bedded zones along the southeastern margins of the deposit remains open at depth and along strike to the south. To date, other than exploration and development drilling, no mining operations have been conducted at Reward.

During the first quarter of 2013, the Company began a limited exploration and development drill program to continue to evaluate the southern and southeastern margins of the main Reward gold deposit. This drilling continues to find extensions of the known zones of mineralization, but the drill-hole penetrations are not sufficiently dense to produce expansions of either the reserves or resources at the current time. Additional drilling will be required to move these promising extensions into either reserves or resources, although the Company provides no assurances that such reclassification can or will be achieved. Gold resources at Reward therefore have not been updated since the Reward Report dated June 29, 2012 with an effective date of December 31, 2011.

Detailed Drill Results – Q1-2013 Drill Program

	From-feet (meters)	To-feet (meters)	Length-feet (meters)	*True Thickness- feet (meters)	ounces/ton Au (grams/tonne Au)
RW13-039 (Azimuth 0, Angle -90)
	225 (68.6)	310 (94.5)	85 (25.9)	36 (11.0)	0.016 (0.54)
RW13-040 (Azimuth 0, Angle -90)
	420 (128.0)	505 (153.9)	85 (25.9)	61 (18.6)	0.017 (0.57)
RW13-041 (Azimuth 0, Angle -90)
	75 (22.9)	100 (30.5)	25 (7.6)	20 (6.1)	0.028 (0.95)
	245 (74.7)	255 (77.7)	10 (3.0)	8 (2.4)	0.014 (0.43)
RW13-044 (Azimuth 0, Angle -90)
	130 (39.6)	310 (94.5)	180 (54.9)	175 (53.3)	0.022 (0.74)
including	215 (65.5)	310 (94.5)	95 (29.0)	83 (25.3)	0.029 (0.98)
RW13-046 (Azimuth 0, Angle -90)
	340 (103.6)	355 (108.2)	15 (4.6)	14 (4.3)	0.024 (0.81)
	395 (120.4)	740 (225.6)	345 (105.2)	320 (97.5)	0.022 (0.76)
including	400 (121.9)	420 (128.0)	20 (6.1)	18.5 (5.6)	0.059 (2.02)
including	570 (173.7)	670 (204.2)	100 (30.5)	93 (28.3)	0.030 (1.01)
RW13-048 (Azimuth 0, Angle -90)
	345 (105.2)	530 (161.5)	185 (56.4)	170.5 (52.0)	0.025 (0.84)

* True thickness is an estimated value based upon interpreted strike and dip of the mineralized zone and drill hole intercept orientation through the mineralization. The actual thickness may be less than or greater than the estimated value given in the table if geologic interpretation changes with increased drill hole density.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Total acreage is 3,697 acres. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a commercial modern mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a feasibility level study to further define the economics of the project and justify commencing the permitting process.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

Lincoln
Lincoln Airport
Columbia
T15N
T14N
200
R8W
R7W
2 Miles
MONTANA
Lewis & Clark Co.
Explanation
Major Road
Secondary Road
River
Creek or Drainage
Gold Deposit
To Choteau
Augusta
287
To Great Falls
200
434
Craig
Wolf Creek
279
15
Canyon Creek
Marysville
City
Helena
To Butte
Detail Area
Lincoln
20 Miles
Lewis & Clark Co.
Location Map
Columbia Gold Property
Lewis & Clark Co., Montana
03/1/2012

The Columbia mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.02 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the Columbia PEA with supporting metallurgical test work.

	Tons	Gold	Contained	Silver	Contained
Category	(x1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Measured	5,370	0.047	254,400	0.155	831,100
Indicated	11,294	0.043	487,300	0.116	1,304,400

Measured and Indicated	16,664	0.045	741,700	0.128	2,135,500

Inferred	10,705	0.042	453,600	0.097	1,035,800

Columbia PEA Highlights:

•	Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life at an estimated cash cost of $639 per ounce of gold, net of by-product credits.
•	Pre-tax discounted net present value at $1,025 per ounce of gold and $16.60 per ounce of silver of $111.5 million at discount rate of five percent, yielding an internal rate of return of 27 percent.
•	Estimated capital expenditures of $72.2 million and a payback of 3.3 years.

The economic results of the Columbia PEA are dated, , having been prepared in 2010, and both capital and operating costs are subject to change due to inflation of costs over time. The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality. This program focused on utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Both rougher and cleaner floatation circuits were utilized. Reverse circulation reject samples were composited to create representative oxide mineral samples for testing. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach test on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

During the Third Quarter 2012, the Company completed seven reverse circulation rotary holes drilled to obtain metallurgical samples for additional process optimization studies. Total footage drilled was 3,468 feet (1,057 m). Holes in this program were drilled down the structural zones to obtain large quantities of mineralized sample material and the intercept lengths do not represent true thicknesses. The long, down-structure intercepts provide strong support for the down-dip continuity of the gold and silver grades in both the Columbia and Donnely vein systems and provide additional support for the resource estimate detailed in the Columbia PEA.

All of the holes drilled in this program encountered mineralized intercepts over potentially minable intervals along the strike and down the dip of the Columbia and Donnely vein systems.

Detailed Drill Results:

Drill Hole	From-feet (meters)	To-feet (meters)	Length-feet (meters)	oz/ton Au (grams/tonne Au)	oz/ton Ag (grams/tonne Ag)
COL12-001	0 (0)	190 (57.9)	190 (57.9)	0.067 (2.3)	0.423 (14.5)
including	15 (4.6)	95 (29.0)	80 (24.4)	0.123 (4.2)	0.807 (27.7)
	220 (67.1)	240 (73.1)	20 (6.1)	0.014 (0.5)	0.091 (3.1)
	410 (125.0)	435 (132.6)	25 (7.6)	0.020 (0.7)	0.066 (2.3)

COL12-002	0 (0)	305 (93.0)	305 (93.0)	0.074 (2.5)	0.619 (21.2)
including	50 (15.2)	90 (27.4)	40 (12.2)	0.173 (5.9)	0.195 (6.7)
including	145 (44.2)	160 (48.8)	15 (4.6)	0.131 (4.5)	0.253 (8.7)
including	205 (62.5)	250 (76.2)	45 (13.7)	0.201 (6.9)	2.847 (97.6)
	335 (102.1)	500 (152.4)	165 (50.3)	0.029 (1.0)	0.259 (8.9)

COL12-003	140 (42.7)	310 (94.5)	170 (51.8)	0.084 (2.9)	0.340 (11.7)
including	185 (56.4)	210 (64.0)	20 (6.1)	0.205 (7.0)	1.392 (47.7)
including	255 (77.7)	300 (91.4)	45 (13.7)	0.135 (4.6)	0.271 (9.3)
	350 (106.7)	435 (132.6)	85 (25.9)	0.024 (0.8)	0.039 (1.3)
	450 (137.2)	485 (147.8)	35 (10.7)	0.011 (0.4)	0.024 (0.8)
	495 (150.9)	630 (192.0)	135 (41.1)	0.039 (1.3)	0.130 (4.5)

COL12-004	115 (35.1)	205 (62.5)	90 (27.4)	0.033 (1.1)	0.146 (5.0)
	290 (88.4)	320 (97.5)	30 (9.1)	0.028 (1.0)	0.109 (3.7)

COL12-005	65 (19.8)	520 (158.5)	455 (138.7)	0.033 (1.1)	0.103 (3.5)
including	325 (99.1)	360 (109.7)	35 (10.7)	0.059 (2.0)	0.087 (3.0)
including	385 (117.3)	520 (158.5)	135 (41.1)	0.061 (2.1)	0.191 (6.5)

COL12-006	35 (10.7)	70 (21.3)	35 (10.7)	0.035 (1.2)	0.165 (5.7)
	95 (29.0)	125 (38.1)	30 (9.1)	0.023 (0.8)	0.034 (1.2)
	150 (45.7)	200 (61.0)	50 (15.2)	0.020 (0.7)	0.087 (3.0)
Hole lost in workings	235 (71.6)	288 (87.8)	53 (16.2)	0.020 (0.7)	0.244 (8.4)

COL12-017	340 (103.6)	400 (121.9)	60 (18.3)	0.014 (0.5)	0.373 (12.8)

* Intercept length may not represent true thicknesses of the mineralized body due to oblique intersection of the mineralized zone by the drill-hole.

Additional metallurgical test work will be conducted utilizing samples from this drilling program to further support the currently selected flotation and gravity gold recovery process. Atna's goal is to continue to develop base data to support the completion over the next year of a Mine Plan of Operations as a basis to commence the permitting process at Columbia.

In addition to drilling, the Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Monitoring included surveys for threatened, endangered, or sensitive species. These investigations will continue through the 2013 field season.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet (2,100 m) in a north-south direction and have been explored to a depth of over 500 feet (150 m) vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

Columbia is not currently permitted for development. Management’s goal is to collect sufficient baseline data to commence a feasibility study and a “Mine Plan of Operations” in 2013. Submission of this work will initiate the formal, multi-year permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a US National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Briggs Satellite Projects, California

Cecil R is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report titled “NI 43-101 Technical Report Mineral Resource Estimate Cecil R Gold Deposit, Inyo County, California USA” dated March 2, 2010 (the “Cecil Report”) prepared by Fred Barnard, Ph.D and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. The following table displays the mineral resource estimate using a cutoff grade of 0.01 oz/ton. This cutoff grade is higher than the cutoff grade utilized at Briggs to account for potentially increased ore haulage costs at Cecil R.

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

In late 2012, a scoping level economic study was commenced on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project. Additional work will be planned as financing becomes available. The Cecil R open-pit project may be required to comply with the California Backfill Regulation. However, certain California statutes and regulations recognize that under certain circumstances, existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement. Further study and legal review will be required to fully assess the impact of these regulations on the Cecil R project.

In 2006, Atna acquired Suitcase and Mineral Hill for 10,000 shares of common stock of Atna. Suitcase and Mineral Hill are located east and upslope from Cecil R and Jackson. In addition, Atna will pay a total of $135,000 in ten yearly installments, plus a 3 percent NSR royalty that may be reduced to 1 percent for $0.5 million per point of reduction.

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

None of the Jackson, Suitcase or Mineral Hill deposits are permitted for operation. Permitting will be required before any operation may be contemplated.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles (67.5 kilometers) northeast of Winnemucca in Elko County, north-central Nevada, and consists of 365 unpatented lode claims covering approximately 2,000 acres (810 hectares). Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has terminated its interest in the property and returned the project to the Company.

The Company is currently in the process of transferring the existing Bureau of Land Management Plan of Operations permit from Yamana Gold. Yamana completed the required reclamation work to eliminate any future liability due to its exploration activities during Third Quarter 2012. After the permit is transferred to the Company, the Company will seek a new venture partner to carry out additional exploration at the property.

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

Sand Creek Uranium Joint Arrangement, Wyoming

In August 2006, the Company entered into the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement (the “Sand Creek Agreement”) with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (the “Sand Creek JV”) (This is a “joint operation” and not a “joint venture” as defined by IFRS.). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in December 2012 (“the “Supplemental Agreement”). Under the Supplemental Agreement, , Uranium One assumed the role of project manager and may spend up to $1.6 million before June 30, 2013 to increase its interest in the project from 30 percent to 51 percent. As of December 31, 2012, Uranium One reports having spent $1.1 million of the $1.6 million, and having increased their interest to 39.3%. If Uranium One does not earn up to a 51 percent interest in Sand Creek JV, then the Company may assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek Agreement will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, as applicable.

The Sand Creek JV area was identified by the Company and its former joint venture partners during a uranium exploration program in the early 1980s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. Within the program area, uranium drill-hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll-front-type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet in thickness. All of the claims are underlain by the uranium host rocks of the Chadron Formation.

In late 2006, a drilling program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007. Three of the 16 holes intercepted significant grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet.

During 2009, Uranium One completed 24 drill holes to an average depth of 755 feet and totaling 18,074 feet. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 foot-percent U3O8 with a highlight of 6 feet at 0.11 percent U3O8.

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

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential. The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within 50 miles east and west of Missoula, extending to the Idaho State line, and within 60 miles west of Kalispell in northwestern Montana. The mineral rights contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. The Company is in the process of subdividing this package for exploration joint venture or sale.

In February 2011, CR Montana Corporation, a wholly owned Company subsidiary, signed an agreement with the Montana Department of Fish, Wildlife & Parks to sell 29,488 acres of mineral rights in the Fish Creek State Park area for a price of $0.15 million to the State of Montana. The sale was completed November 29, 2012.

Bird Prospect, Montana

The Company owns a 100 percent interest in 92 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 road miles southwest of the town of Phillipsburg, Montana. The Blue Bird Prospect, which was acquired by the Company in January, 2013 by staking the BB II #1 through #6 claims, is located on a sedimentary-hosted copper-silver occurrence similar to the copper-gold mineralization at the Troy, Rock Creek and Montanore deposits located to the northwest in Lincoln County, Montana. Copper-silver mineralization is strataform and hosted by units of the Bonner Formation of the Precambrian Belt Super Group. Anaconda Corporation drill-tested the Blue Bird Prospect in the late-1970s and early-1980s and more recently General Minerals Corporation, which had an option on the property, tested the property. Historic Anaconda drill-hole intercepts include 19 feet grading 1.93 percent copper and 0.88 oz/ton silver. The Company is offering this property for joint venture.

Canadian Properties, Yukon and British Columbia

In April 2011, the Company entered into an agreement to option the Uduk Lake gold prospect in the Yukon to Canarc Resource Corporation (TSX:CCM). Under the option, Canarc can acquire 100 percent interest in the Uduk claims by making option payments of $750,000 over a four year period ending in April 2015 and granting the Company a two percent NSR production royalty. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In July 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation. The White Bull claims were returned in 2012 and the claims lapsed in January of 2013.

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Yukon Nevada Gold Corporation (TSX:YNG) controlling 34.4 percent. Mindat will make option payments totaling $1.4 million over the four years ending in June 2015 that will be split by the venture partners according to their respective interests. The venture partners will also retain a 2.0 percent NSR position that will be allocated to their respective accounts. Mindat is current on its option payments for Wolf.

The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. Atna expects to receive $0.6 million in payments over the four years ending June 2016 and additionally shall retain a NSR of between 0.5 percent and one percent depending on underlying royalty structures. Mindat is current on its option payments.

ROYALTY INTERESTS

Atna controls a number of NSR royalty interests on properties in both North and South America. These royalties are the result of property sales and property option exercises. The summary list is shown below:

Property	Location	Operator	Atna NSR	Metal
Ty	Yukon, Canada	Pacific Bay Minerals	1.00%	Pb, Zn, Au, Ag
Adelaide	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Tuscarora	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Celeste	Chile, Region II	Coro Mining	0.50%	Copper
Atlanta	Nevada, USA	Meadow Bay	300%	Gold

CLOSURE PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads. Atna controls approximately 52 lots, fee lands and patented claims covering a total of 644 acres. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area and re-vegetation of waste rock dump surfaces.

The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres are disturbed.  As of December 31, 2012, a total of 432 acres or approximately 97 percent of the disturbed mining area has been reclaimed. CR Kendall has approximately $2.3 million on deposit in an interest bearing account with the Montana Department of Environmental Quality (“MDEQ”) for reclamation at Kendall. A further $0.2 million surety bond is on deposit.

Kendall operated under permits issued by MDEQ and other regulatory agencies. The Company is negotiating details of final mine closure with the MDEQ, and the MDEQ has approved portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, and heap closure, but discussions concerning long-term water handling continue. In February 2002, the MDEQ issued a decision that a comprehensive EIS is needed to study final closure approval at Kendall. The MDEQ has not completed this EIS. In 2006, Kendall was given approval to commence leach pad capping operations and a bentonite enhanced basal layer was placed on all leach pads. Contouring and placement of top soil on all disturbed areas at Kendall, with the exception of the leach pad areas, was substantially completed by the end of 2008. In 2011, Kendall received permission from the MDEQ to place the final topsoil cover on the leach pads. The Company posted a $0.2 million surety bond with the MDEQ for this capping project in Second Quarter 2012. Soil placement was completed in September 2012 and seed is currently being placed to provide final vegetative cover. The Company believes that with completion of this cover, reclamation earthwork at the site will be substantially complete. Water management and treatment at the site will be continued for the foreseeable future. Since mine closure in 1996, approximately $14.9 million has been expended on closure and reclamation activities at Kendall.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete the final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has agreed to perform a completeness review of this plan supported by a closure EIS. The MDEQ is currently soliciting bids for its scope of work on the EIS. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. In 2011, Kendall completed sales of 304.8 acres of reclaimed land in three parcels. This is in addition to 58.4 acres which were donated to the Montana Council of the Boy Scouts of America in late 2010. Kendall retains the water rights associated with the sold parcels as well as right-of-access to conduct environmental monitoring and additional reclamation, if required.

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

The Company’s expenditures were financed primarily by cash from operations in 2012 and 2011, debt financings, equity financings including the exercise of warrants and options, and proceeds from the sale of investments and assets. The Company restarted Briggs in 2009 and began recognizing positive operating cash flows in the fourth quarter of 2010 based on Briggs revenues. Briggs gold production is currently the Company’s primary source of revenue. The Company is presently developing the Pinson underground mine, which is expected to enter the commercial production phase in 2013. The Company has substantially completed the first phase of developing Reward. The Company expects to commence construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna's balance sheet. The long-term success of the Company depends on the Company continuing to place into production its portfolio of advanced stage exploration/development properties or to discover or acquire additional advanced-stage properties with the potential to generate profit and cash flow.

The price of gold is denominated in U.S. Dollars, and our current gold production operations and significant properties are located primarily in the U.S. The Company borrowed C$20 million in 2011 pursuant to the Sprott Loan which gives rise to foreign currency exposure. The Company owns foreign mineral rights primarily in the form of royalties which may create foreign currency exposure in the future if, and when, these foreign properties are placed into production. Most of the Company’s current ongoing revenues, expenses, and assets are denominated in U.S. Dollars, which the Company expects to continue in the foreseeable future.

The global economy has been experiencing a period of high commodity prices and as a result the mining industry has been attempting to increase production. This has caused significant upward price pressures on the operating costs of mining companies especially in the area of skilled labor. The skilled labor needed by the mining industry is in tight supply and its cost is increasing. Many competitors have lower costs and their mines are located in better locations that may give them a competitive advantage in hiring and retaining qualified employees.

The cost of fuel to run machinery and generate electricity is closely correlated to the price of oil. Over the past two years, the price of oil has been range bound at what was previously considered a high level. Upward price pressures on operating costs may cause lower operating cash flows and have an adverse impact on the Company’s results of operations. Diesel fuel costs represented over 21 percent of cost of sales in 2012 and over 25 percent of cost of sales in 2011. The Company periodically enters into forward purchase agreements for diesel fuel in order to reduce price risk for a portion of its usage. The Company entered into purchase contracts for approximately 25 percent of Briggs’ diesel usage in 2011 at delivered prices below then current market prices. While the Company entered into purchase contracts for approximately 25 percent of Briggs’ diesel usage in 2012, the impact upon the financial results was not material.

Results of Operations – Year Ended December 31, 2012 versus Year Ended December 31, 2011

Atna generated net income of $6.9 million, $0.05 per basic share, in 2012. Income before income tax was $7.1 million in 2012. These 2012 results compare to a net income of $15.1 million, $0.14 per basic share, for 2011. Income before income tax was $6.0 million in 2011. Significant elements of the $1.1 million increase in income before income tax and the $8.2 million decrease in net income between the two periods are presented below.

•	Gold and silver revenues increased $8.0 million, or 15 percent, to $59.8 million in 2012 relative to 2011. Gold ounces sold increased from 32,371 to 35,641 ounces, a 10 percent increase, and the average price realized per gold ounce increased from $1,588 to $1,667, a 5 percent increase.
•	Cost of sales, excluding depreciation, increased $5.4 million, or 18 percent, in 2012. Sales volumes increased 10 percent, so a net 8 percent increase relates to increased per unit costs. Ore-mining productivity decreased in the fourth quarter of 2012 due to sequencing issues in accessing ore, including: reduced working space in the bottom of the Main pit, the unusual presence of water in the Main pit, and the narrow approach to and bottleneck in the Goldtooth North Pit. Costs per unit increased in 2012 as a result of the secondary crusher outage; an unusual cycling of high-cost wear items, primarily tires and conveyor belts; relocation and repair of the leach pad stacking system; and increasing diesel fuel prices. Stripping activities are capitalized to the extent that they exceed an expected average stripping ratio for each pit / component, but these costs are not later reported as depreciation but rather as cost of sales, excluding depreciation, when underlying minerals are mined. Hence, $3.1 million of cost of greater-than-average stripping activities in years prior to 2012 were carried forward into the 2012 inventory and cost of sales.
•	Depreciation and amortization within cost of sales increased $0.5 million, or 7 percent, in 2012 relative to 2011. The units-of-production method of calculating depreciation generally causes depreciation to vary with the volume sold. The increase in depreciation was not as great as the increase in ounces sold due largely to a declining / older asset base at Briggs.
•	General and administrative expenses increased $0.4 million, or 8 percent, to $4.8 million in 2012 due to legal and consulting support, slightly higher levels of staff, and Sarbanes-Oxley compliance audit fees.
•	Exploration expenses increased $1.1 million to $1.7 million in 2012 due to drilling programs at Pinson open-pit and Columbia that will contribute to feasibility studies for those sites, and at Briggs for a study of uncertain future benefit. Much of the drilling at Briggs and Reward in 2011 was capitalized.

•	The provision for site restoration increased $0.5 million to $0.4 million in 2012 due to an increase in estimated future reclamation costs at Kendall.
•	Interest expense decreased $1.0 million, or 42 percent, to $1.3 million for 2012 principally as the result of the retirement of scheduled portions of the 2009 Gold Bonds and capitalization of interest associated with the Pinson project.
•	The realized and unrealized gains and losses on derivatives decreased income by $0.8 million in 2012, whereas in 2011 they decreased income by $1.9 million, an increase in income of $1.1 million. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drove these gains and losses. In 2012, a realized loss of $1.9 million and an unrealized gain of $1.1 million were recognized for changes in the market value of the embedded 2009 Gold Bond derivatives.
•	Gains and losses on the disposal of assets decreased income by $0.9 million in 2012 relative to 2011. In 2012, losses on disposals aggregated $0.4 million, principally related to early disposals of a haul-truck engine and pond netting. In 2011, the Atlanta property in Nevada and miscellaneous other properties were sold, resulting in gain of $0.6 million.
•	In 2012, other income included a gain of $0.2 million realized as a result of an insurance settlement of $0.4 million for the principal property damage claim related to the failure of the secondary crusher.
•	2011 net income included a one-time $9.5 million deferred tax benefit, recognized principally in expectation of being able to use more of Atna’s past NOL’s in future years. This was partially offset by a $0.4 million current tax liability for 2011, resulting in a net $9.1 million income tax benefit. 2012 current tax expense was $0.1 million and deferred tax expense was $0.1 million.

As of December 31, 2012, cash and cash equivalents were $19.3 million, an increase of $9.4 million since December 31, 2011. The significant elements underlying the net increase in cash in 2012 are presented below with comparisons to 2011.

•	A stock offering in Third Quarter 2012 netted $16.3 million. The proceeds of the stock offering will principally be used toward the development of Pinson-underground. In 2011, a new debt obligation contributed $20.1 million; $15.0 million of this cash being used in 2011 toward the acquisition of a 100 percent ownership interest in Pinson.
•	$21.7 million was used for mine development and to acquire capital equipment principally at Pinson ($16.7 million) and Briggs ($3.4 million) in 2012 while $9.9 million was used principally at Briggs and Pinson in 2011.
•	Additionally, $2.2 million of interest was capitalized for Pinson in 2012 whereas $0.7 million of interest was capitalized for Pinson in 2011.
•	In 2012, $1.4 million was received for Pinson ore shipments, while Pinson was in development, reducing net capital spending.
•	In 2012, $0.5 million was expended on stripping activity assets at Briggs whereas $4.0 million was expended on stripping activity assets in 2011.
•	$0.4 million was received in 2012 as an insurance settlement for the principal claim related to the mechanical failure of the secondary crusher at Briggs in June of 2012.
•	$13.6 million was provided by operations in 2012, inclusive of a $2.4 million increase in working capital, compared to $15.5 million provided by operations in 2011, inclusive of a $1.1 million decrease in working capital. The $1.9 million decrease in cash flows from operations principally resulted from the $3.5 million aggregate increase/change in working capital in turn largely resulting from inventory build-ups at Briggs.
•	$5.6 million was used for the scheduled repayments of notes, 2009 Gold Bonds, and capital leases in 2012 compared to $6.0 million used for debt repayments in 2011.

•	Warrants and option exercised in 2012 contributed $6.3 million whereas warrants and options exercised in 2011 contributed $0.2 million.
•	In 2012, $0.4 million was provided by decreasing reclamation-bond security deposits in turn related to decreased collateral requirements by a surety, net of new requirements. In 2011, $0.7 million was used principally for Pinson’s reclamation bond.
•	In 2012, $0.8 million was provided through the sale of investments while proceeds from the sale of investments in 2011 contributed $0.5 million.
•	Disposition of property provided $0.1 million in 2012. In 2011, $0.5 million was provided through the sale of the Atlanta property.
•	Other changes in cash flows in 2012 netted $0.1 million in contributions and in 2011 netted $0.1 million in uses.

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

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of cash flow from the Briggs and Pinson operations, existing cash, and equipment financing. Supplemental financing, if required, may be generated from the issuance of debt, convertible bonds, or equity; new lines of credit; asset sales; or combinations thereof. The Company’s 2013 budget and recent forecasts indicate that supplemental financing will not be required; however this is principally contingent upon Pinson developing on schedule and at projected costs as well as upon Briggs realizing operating cash flows and other factors.

Funding requirements could be significantly affected by the future price of gold, any unforeseen, prolonged production disruptions at Briggs or Pinson, the working capital and mine development expenditures at Pinson prior to attainment of commercial production, and other events. Drilling and development projects at Reward, Pinson open-pit, and Columbia are progressed only as funds become available. Atna is considering additional sources of financing to address any potential contingent risk of having inadequate capital to complete the Pinson underground development in 2013 and possibly to accelerate the development of Reward.

As of December 31, 2012, the Company had net working capital (current assets less current liabilities) of $6.4 million. Current assets included cash of $19.3 million and recoverable gold inventories of approximately 16,600 ounces at Briggs and approximately 820 payable ounces at Pinson which had a combined cost or recorded value of $19.7 million. The gold inventory had a gross market value of approximately $29.0 million based on the period-end gold price of $1,664 per ounce.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In December 2010, the Company completed a $9.2 million equity offering. In August 2011, the Company arranged a C$20 million line of credit with Sprott to finance the acquisition of the remaining 70 percent interest of Pinson. In September 2011, the Company acquired the remaining 70 percent of Pinson for 15 million shares of common stock, $15 million in cash, and other consideration. In February of 2012, the term of the C$20 million credit facility with Sprott was extended into 2013; and in first quarter 2013, the remaining credit facility of C$17.5 million with Sprott was extended with C$1.46 million due each month commencing September 30, 2013 and ending on August 29, 2014. In September of 2012, the Company completed a C$17.25 million equity offering, principally to complete funding for the Pinson-underground mine development.

The two principal uses of funds anticipated within the next 12 months is expected to be completion of development funding for the Pinson underground mine. The total project cost is expected to be approximately $31 million, of which $22.8 million has been spent through December 31, 2012, net of pre-production sales and ARO adjustments. The second principal use of funds anticipated within the next 12 months is expected to be the reduction of debt. C$1.46 million is due to Sprott for each of the 12 months beginning September 30, 2013. Quarterly principal and estimated derivative payments of $1.3 million are due to the 2009 Gold Bond holders through December 31, 2013.

With Briggs as Atna’s only operating mine in 2012 and in 2011, net cash provided by operating activities was $13.6 million and $15.5 million, respectively. Briggs sold 35,641 ounces of gold in 2012 at an average price of $1,667, and including silver byproduct sales, generated $59.8 million in revenue. In 2013, Briggs is expected to produce and sell 35,000 to 43,000 ounces of gold at an annual average cash cost of between $850 and $900 per ounce. Both higher production and lower costs per unit are expected in the latter half of 2013 after incremental mine development has been completed at Briggs in the first half of 2013. The waste stripping ratio is projected to be 3.8 tons of waste per ton of ore, which would lead to an increase in the stripping activity asset of roughly $6 million. Briggs capital spending in 2013 is expected to be between $3.6 million and $4.6 million.

Pinson ore production is expected to increase throughout 2013 as additional ore stopes are developed. Pinson is expected to produce between 50,000 and 57,000 ounces of gold in 2013 at a projected cash cost of between $900 to $950 per ounce, including all royalties and severance taxes. The majority of this production is expected to occur in the second half of 2013. The cash cost per ounce during development and ramp-up in early 2013 may be relatively high, and the Company believes it may not be indicative of ongoing costs. The net capital spending in 2013 to complete the initial development of the Pinson underground mine is expected to be $8 million to $10 million. In order to continue to access ore, there will also be ongoing primary and secondary mine development costs after Pinson completes its initial development, estimated to range from $5.0 million to $7.0 million in the second half of 2013.

The only existing gold hedge as of December 31, 2012 and of the date of this report is a forward gold sales contract embedded in the 2009 Gold Bonds. The 2009 Gold Bonds are serviced through quarterly payments essentially equal to the market value of 814 ounces of gold, plus 10 percent interest on the declining principal balance. This gold sales commitment represents less than nine percent of the expected gold production from Briggs in 2012.

Financing Transactions

Equity Issuance: On September 12, 2012, the Company completed a short-form prospectus financing and issued 17.25 million common shares for gross proceeds of C$17.25 million and net proceeds of C$16.0 million. In addition, the Company issued a total of 1,035,000 brokers’ warrants with an exercise price of C$1.00 and an eighteen-month term. The warrants were determined to have a fair value at the time of issuance of C$0.3 million.

In 2012, the Company issued 8.5 million shares upon the exercise of outstanding warrants at C$.70 per share providing $6.0 million, 1.3 million shares upon the exercise of vested options providing $0.3 million, and 0.6 million shares for fees related to the extension of the credit line with Sprott at a deemed price of $0.97 per share, valued at $0.6 million. In first quarter 2013, 0.7 million shares are being issued for fees related to the second extension of the credit line with Sprott at a deemed price of $0.78 per share, valued at $0.5 million.

A roll forward of the Company’s common shares outstanding during 2012 follows.

Number of
Shares
Balance, beginning of the period	117,374,643
Sprott credit agreement	618,556
Warrant exercises	8,459,911
Option exercises	1,286,812
Equity Offering	17,250,000

Balance, end of the period	144,989,922

As of March 20, 2013; 145,140,466 common shares were outstanding. This figure excludes the 675,240 common shares payable to Sprott, pending final approval by the TSX.

Debt Issuance: In February of 2012, Atna and Sprott agreed to extend the existing C$20 million credit facility with repayments of principal due as follows: C$2.5 million on February 28, 2013, C$2.5 million on May 31, 2013, and C$15 million on August 31, 2013. However, in March of 2013, Atna and Sprott agreed to an extension of the remaining C$17.5 million credit facility with 12 equal monthly payments due Sprott commencing September 30, 2013 and ending on August 29, 2014. Interest on unpaid principal balances continues to accrue at an annual rate of 9 percent compounded monthly and payable quarterly. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against this loan. Covenants also restrict equipment financings to $20 million, preclude the issuance of new debt with the exception that up to $35 million of new debt for the construction of the Reward mine may be incurred after the Sprott loan has been reduced to C$11.5 million; and require Sprott’s consent for material asset sales. The loan origination costs, including those for the extensions, were capitalized and will be amortized over the minimum contractual life of the loan facility. The amortized loan fees are expected to be recapitalized as Pinson mine development costs.

Notes Payable: On March 1, 2011, the Company repaid $0.8 million in convertible debentures due on that date. On March 10, 2011, the Company prepaid C$1.3 million of 12 percent debentures of which C$1.0 million was converted into 2.0 million shares of common stock, thereby retiring the entirety of the debentures.

2009 Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “2009 Gold Bonds”). The 2009 Gold Bonds will mature on December 31, 2013 and have an annual interest rate of 10 percent. The 2009 Gold Bonds are redeemed in quarterly installments each equivalent to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter. The 2009 Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as for equipment financing.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the 2009 Gold Bond principal and is the result of the 2009 Gold Bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113, the spot price of gold at the time the bonds were issued. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. Financial metrics related to the 2009 Gold Bonds follow.

	As of December 31,	As of December 31,
	2012	2011

Current gold bond derivative liaibility	$1,733,500	$1,459,000
Long-term gold bond derivative liability	-	1,386,100
Total gold bond derivative liability	$1,733,500	$2,845,100

Current gold bond liaibility	$3,494,800	$3,286,400
Long-term gold bond liability	-	3,494,800
Total gold bond liability	$3,494,800	$6,781,200

	Twelve Months 2012	Twelve Months 2011

Realized loss on gold bond derivatives	$(1,865,300)	$(1,545,100)
Unrealized gain loss on gold bond derivatives	$1,111,700	$(313,500)
Interest on gold bond liabilities	$(589,100)	$(951,600)
Bond discount amortized as interest expense	$(338,600)	$(547,000)

Investing Transactions

Disposition of Assets: In 2012 and 2011, the Company received $0.8 million and $0.5 million, respectively, in cash for investments sold. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

In 2012, the Company received $0.4 million from the settlement of an insurance claim related to the mechanical failure of the secondary crusher at Briggs, $0.4 million from the reduction in collateral for reclamation surety bonds, and $0.1 million from the sale of other property and equipment. In 2011, the Company increased its reclamation surety deposits by $0.7 million and received $0.5 million from the sale principally of the Atlanta property, unpatented mining claims in Nevada.

Capital Expenditures: Cash expended for mine development and capital purchases in 2012 was $21.7 million. These capital expenditures were principally for development of the underground mine at Pinson and crusher improvements at Briggs. Additionally, in 2012, capitalized interest of $2.2 million was paid for financing and development of Pinson and capital was reduced by $1.4 million as a result of ore sales by Pinson. $0.5 million was expended in 2012 for stripping activity assets at Briggs, whereas $4.0 million was expended in 2011.

The principal capital expenditure in 2012 and expected in 2013 is the underground mine development at Pinson. Approximately $31 million has been budgeted in aggregate through 2013, principally for a secondary access, primary and secondary mine development, ventilation, and other direct mine development. An underground mining contractor was mobilized to the Pinson site early in 2012. The mining contractor is providing most of their own mining equipment, which reduces Atna’s investment. The Company does not anticipate investing in processing equipment at Pinson because the Company has entered into agreements to either sell or process ore at third-party facilities. Net collateral anticipated to be required for the placement of reclamation bonds is included in the budgeted cash requirement.

Briggs’ additions to capital and development were $3.4 million in 2012. Capital spending at Briggs related principally to crusher improvements and the replacements of a generator, haul-truck engine, and other equipment. Drilling and development projects at Reward, Pinson open-pit, and Columbia are progressed as funds become available.

The capital expenditures stated above have been approved for expenditure by the Company on a case-by-case basis and may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2012. Based on the Company’s current stock price, the Company expects that the exercise of stock warrants may be a potential additional source of funds in 2013.

		Underlying
Expiration Date	Exercise Price	Shares

11-Mar-14	CAD$1.00	1,035,000

		1,035,000

As of the reporting date, March 20, 2013; none of the above 1,035,000 warrants had been exercised.

Surety Bonds

All surety bonds are subject to annual review and adjustment. Additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect surety requirements.

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.3 million are reclamation bonds supported by a surety. Restricted cash held as collateral by the sureties and government agencies amounts to $1.8 million.

The total bonding requirement for Reward was determined to be $6.2 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company placed $0.8 million into a collateral account related to the surety bond. The remaining $5.3 million in bonding is not expected to be required until mine development is continued in 2013.

The total bonding requirement for Pinson is roughly $2.0 million of which Atna has already replaced one bond of $0.8 million. The remainder of the bonds, approximately $1.2 million, is pending review Federal and State agencies.

The Company has on deposit with the MDEQ $2.3 million in an interest bearing account for reclamation at the Kendall Mine. The Company deposited an additional $0.2 million with the MDEQ in 2012 as a special purpose bond in connection with the 2011 approval of the final leach pad capping plan. The Company expects to spend approximately $0.6 million in 2013 to complete the capping.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

	2012	2011	Percent Increase (Decrease)
Revenues	59,763,300	$51,755,400	15
Operating income(loss)	9,153,800	$9,047,400	1
Net income(loss)	6,886,000	$15,084,400	(54)
Tons mined	8,515,300	12,535,600	(32)
Gold ounces mined	45,900	43,500	6
Gold ounces produced	36,900	32,500	14
Gold ounces sold	35,700	32,400	10
Cash cost per Ounce sold	$985	$915	8
Gold price per Ounce	$1,667	$1,588	5

Briggs was the Company’s only operating mine in 2012 and 2011. Briggs continued to increase production in 2012 benefiting from mine development and production stripping, crusher circuit improvements, and a leach-pad expansion in 2011. The Company benefited from increasing gold prices, but was negatively impacted by increasing costs of maintenance, consumables, fuel, and equipment, and by a shortage of skilled mining labor. Briggs gold production was 36,900 ounces in 2012 and is expected to range between 35,000 and 43,000 ounces in 2013. While the Company expects to realize benefits from crusher and other capital improvements completed in 2012, additional stripping and mine development are required in the first half of 2013 that will limit production in those quarters but that the Company expects will provide a benefit for the next several years. Briggs annual average cash cost in 2013 is expected to be between $850 and $900 per ounce, however lower costs per unit are expected in the latter half of 2013 after higher mine development activities have been completed and production rates are expected to increase.

The Company expects to complete the initial development of the Pinson underground mine in the first half of 2013. Pinson is expected to produce between 50,000 and 57,000 ounces of gold in 2013 at a projected cash cost of between $900 to $950 per ounce, including all royalties and severance taxes. The majority of this production is expected to occur in the second half of 2013. The Company expects the cash cost per ounce during development and ramp-up in early 2013 may be relatively high and not indicative of ongoing costs.

The Company believes its short-term financial success is dependent upon 1) ramping-up Pinson to commercially sustainable production levels within a reasonable time and with capital expenditures not exceeding those projected, and 2) Briggs generating sufficient levels of cash flow to support its own mine development and equipment additions in 2013, the 2009 Gold Bond debt-service, and corporate overhead. The Company believes its long-term success depends on the Company continuing to place into production its portfolio of advanced stage exploration and development properties or to discover or acquire additional advanced-stage properties with the potential to generate profit and cash flow. The Company’s strategy is to sequentially develop mining properties, commencing with construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen its balance sheet. In 2013, the Company also anticipates completing the feasibility study for the Pinson open pit project and commencing the feasibility study for the Columbia project. The market value of the Company’s assets is largely dependent upon factors beyond the Company’s control such as precious metal prices, availability of financing at reasonable terms and many other factors.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel is and will continue to be a significant operating and reclamation expense. The Company expects continued high fuel costs, increased hiring costs, and the cost of retaining qualified mining personnel to have an impact on continuing operations in the future.

E.	Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011, the Company had no outstanding off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company’s material contractual obligations as of December 31, 2012 follow.

	Payments due by Period as of December 31, 2012
			Between 3
		Less than	months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

Based on subsequent events, specifically the extension of C$17.5 million of the Sprott loan otherwise due by August 31, 2013, now due in twelve equal monthly increments of C$1,458,333 starting September 30, 2013; this table includes the reclassification of C$11.7 million from the ‘Less than 1-year’ column to the ‘1-3 years’ column.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Names, state or province of residence, offices and principal occupations of the members of the board of directors of the Company (the “Board”) and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Director or Officer since	Other Principal Directorships	Principal Occupation
David H. Watkins(3) British Columbia, Canada	Chairman and Director	March 2000	EURO Ressources SA, Golden Minerals Company, Argonaut Gold, Commander Resources Ltd., Bearing Resources Ltd. Camino Minerals Corporation & Rio Novo Gold Inc.	Retired

Glen D. Dickson(1,2) British Columbia, Canada	Director	December 2002	Brazilian Gold Corporation, Venerable Ventures Ltd. and Elgin Mining Inc.	Retired

David K. Fagin(1,3) Colorado, United States	Director	March 2008	Pacific Rim Mining Corp.	Investor

Christopher E. Herald(2,3,4) Colorado, United States	Director	August 2009	Solitario Exploration and Royalty Corp., and Denver Gold Group	President and Chief Executive Officer of Solitario Exploration and Royalty Corp.
Ronald D. Parker(2,4) Missouri, United States	Director	March 2008	None	Retired

Paul H. Zink(1,3) Colorado, United States	Director	April 2011	Rare Element Resources Ltd.	Chief Executive Officer, Americas Bullion Royalty Corp

James K. B. Hesketh(4) Colorado, United States	President, Chief Executive Officer and Director	September 2001	None	President & Chief Executive Officer of the Company

William R. Stanley Arizona, United States	Vice President Exploration	January 2004	None	Vice President Exploration of the Company

Name and Municipality of Residence	Office held with the Company	Director or Officer since	Other Principal Directorships	Principal Occupation
Rodney D. Gloss Colorado, United States	Vice President and Chief Financial Officer	October 2011	None	Vice President & Chief Financial Officer of the Company

Daniel Saint Don Utah, United States	Vice President and Chief Operating Officer	January 2013	None	Vice President & Chief Operating Officer of the Company

Douglas R. Stewart(5) Colorado, United States	Vice President and Chief Operating Officer	August 2011-December 2012	None	None

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Nomination and Corporate Governance Committee.

(4) Member of the Health Safety and Environment Committee.

(5) Mr. Stewart resigned from the Company as of December 31, 2012.

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

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company, are as follows:

David H. Watkins, 68, has been a Director of the Company since 2000, he was appointed Executive Chairman in January 2009 and he stepped down as Executive Chairman becoming Chairman on July 1, 2010. Mr. Watkins has over 40 years experience in exploration, development, and mining operations. During the early part of his career, he served as exploration geologist for Newmont and Noranda. He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper. Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining Atna in 1999. Mr. Watkins served as President and CEO of Atna from 1999 to 2008.

Glen D. Dickson, 63, has been a Director of the Company since 2002. Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd from 1993 through 2002. Most recently, Mr. Dickson was the Chief Executive Officer and Director of Gold-Ore Resources Ltd., until it merged with Elgin Mining Inc. on April 30, 2012. Mr. Dickson currently serves as a Director of Elgin Mining Inc.

David K. Fagin, 74, was appointed a Director of the Company on March 18, 2008. From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. He is currently Director of Pacific Rim Mining Ltd.

Christopher E. Herald, 59, joined the Board in August 2009. He has over 30 years of experience in the mining industry and has been President and CEO and a Director of Solitario Exploration and Royalty Corporation since 1992. Mr. Herald also serves as Chairman of the Denver Gold Group, a non-profit mining industry association recognized for organizing the preeminent North American, European and Asian gold precious metal forums for institutional investors. He was instrumental in discovering the 1.5 million ounce high-grade Buckhorn Mountain Gold deposit for Crown Resources and its subsequent sale to Kinross Gold for approximately $240 million in 2006. Chris was also responsible for the initial exploration successes of the 1.5 million ounce Kettle River open pit and underground deposits. During his career, he has held various positions in Anaconda Minerals, Echo Bay Mines and Crown Resources.

Ronald D. Parker, 62, was appointed a director of the Company on March 18, 2008. From 2002 to 2012, Mr. Parker served as President and CEO of Gammill Inc, a manufacturing company. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

Paul H. Zink, 57, joined the Company's board in April, 2011. Paul was appointed Chief Executive Officer of Americas Bullion Royalty Corp. in March 2013. Prior to that he served as President of Eurasian Capital, the royalty and merchant banking division of Eurasian Minerals Inc., from July 2010 through January 2013. He has more than 30 years of experience in the financial and extractive industries. He began his career in the metals and mining industry with a 17-year tenure at J.P. Morgan & Co., Inc., where he performed merger and acquisition analysis, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc. From 2008-2010, Mr. Zink served as President and Director of International Royalty Corporation ("IRC") and was a key member of the senior management team that negotiated IRC's successful sale to Royal Gold, Inc. in February, 2010.

James K. B. Hesketh, 55, became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. He has been a Director of the Company since 2001.

William R. Stanley, 57, was appointed Vice President of Exploration in 2004.  Mr. Stanley has over 35 years experience as a mineral exploration geologist.  While the vast majority of Mr. Stanley’s exploration experience is in the western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, and a Master of Business Administration from Arizona State University. Prior to joining Atna, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms. He has held positions with Cyprus Amax as the U.S. Exploration Manager, and Homestake Mining Company as Senior Exploration Geologist where he was responsible for several gold deposit discoveries, two of which were placed into production.

Rodney D. Gloss, 56, joined Atna in October of 2011 as Vice President and Chief Financial Officer. Mr. Gloss has an extensive background in the global mining and manufacturing sectors with experience in managing all aspects of accounting and finance. He is an experienced and proven leader with the analytical and financial know-how to reduce costs and grow enterprises in a profitable manner. Mr.Gloss has served as Corporate Controller for Alacer Gold; VP, Chief Accounting Officer, and Corporate Controller for Intrepid Potash; and CFO, VP, Controller, and Director of Treasury for Timminco Ltd. Mr. Gloss holds an MBA in Finance and Marketing from the University of California, Los Angeles and a BS in Mathematics from Northern Arizona University. He is a CPA in the State of California.

Daniel Saint Don, 49, joined Atna in January 2013 as Vice President and Chief Operating Officer. Daniel is a mining professional with over 26 years of experience in Engineering, Project Management, Operations and Business Management. Mr. Saint Don has held positions of increased responsibility in Canada and the US for DMC Mining Services, Boart Longyear, Stillwater Mining Co., Copper Range Co, (Inmet Mining), Winston Lake, (Minnova Inc.), and International Minerals and Chemicals, (currently Mosaic). Mr. Saint Don received a Bachelor of Science degree from Michigan Technological University in 1987. Daniel also attended the Haileybury School of Mines in Haileybury, Ontario and received his MBA from the Gore School of Business, (Westminster College) in Salt Lake City, Utah. Mr. Saint Don is a licensed Professional Engineer in the province of Ontario.

B.	Compensation

Name and principal position	Year	Fee or Salary ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation Annual incentive plans ($) (1)	Total compensation ($)
Glen D. Dickson – Director	2012	27,000	60,264	nil	87,264

David K. Fagin – Director	2012	29,000	60,264	nil	89,264

Ronald D. Parker – Director	2012	23,500	60,264	nil	83,764

Christopher E. Herald – Director	2012	24,000	60,264	nil	84,264

Paul H. Zink – Director	2012	23,500	60,264	nil	83,764

David H. Watkins – Director & Chairman of the Board	2012	29,500	60,264	nil	89,764

James K. B. Hesketh – Director, President, Chief Executive Officer	2012	309,774	231,785	75,000	607,559

Rodney D. Gloss – Vice President and Chief Financial Officer	2012	189,170	115,892	40,000	345,062

Douglas E. Stewart – Vice President and Chief Operating Officer – August 2011-December 2012	2012	223,188	nil	nil	223,188

William R. Stanley – Vice President, Exploration	2012	210,374	115,892	40,000	366,266

(1)	Dollar amounts provided for option-based awards reflect fair value on the date of grant. Both option-based awards and dollar amounts for annual incentive plans are determined as discussed in the Compensation Discussion and Analysis below.

The foregoing table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the positions held during 2012.

No part of this compensation was paid pursuant to a profit sharing plan. There were no amounts set aside for a pension, retirement or similar benefits plans for any director or officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

The following summarizes the employment agreements (the “Employment Agreements”) of Mr. Hesketh, Mr. Saint Don, Mr. Gloss and Mr. Stanley (the “Executives”). The Employment Agreements will terminate annually on December 31st, unless sooner terminated in accordance with the provisions of the Employment Agreements, and may be renewed for periods of one year at a time thereafter. If Atna terminates the employment of the Executive without cause, or the Executive terminates employment for good reason (as defined in the Employment Agreements), then the Executive will be entitled to: (i) accrued compensation including a pro rata bonus as defined in the Employment Agreement, (ii) a severance payment equal to one year’s salary plus one month’s salary of each year of service to the Company up to a maximum of 18 months’ salary; or if the termination by the Company without cause or by the Executive for good reason occurs upon or within ninety days after a Change of Control, as defined in the Employment Agreements, then the severance payment shall be equal to twenty four months of the Executive’s annual salary, (iii) the Executive is eligible to receive COBRA continuation coverage paid by the Company for a period of up to twelve months, and (iv) subject to the terms of the Employment Agreements, all equity awards shall vest. Atna is also obligated to pay a tax gross-up payment to cover certain excise tax imposed by Section 4999 of the Code which may be incurred in connection with a severance payment. The Employment Agreements contain a covenant not to compete with the Company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from Atna.

Salary payments related to the above Employment Agreements are based on the current salary at the time of the event. The pro rata bonus payment is based on the average payments received by the Executive in the previous two years. The option-based payment is based on the fair value of options received in the previous year. Assuming that an event triggered a contractual payment at the end of 2012, the following estimated maximum payments would be required assuming a half year bonus payment.

Executive Name and Title	Maximum Employment Contract Payments
James K.B. Hesketh, President and Chief Executive Officer	$966,831
Daniel A. Saint Don, Vice President and Chief Operating Officer	$478,591
Rodney D. Gloss, Vice President and Chief Financial Officer	$538,292
William R. Stanley, Vice President of Exploration	$580,689

No amounts have been set aside for the Company to provide pension, retirement, or similar benefits. As for all eligible employees who elect to contribute to the Company’s 401(k) plan, the Company will match up to 4 percent of compensation.

C.	Board Practices

Election of Directors

Directors of the Company are elected at the annual general meeting to hold office until the next general meeting or until that person ceases to be a Director before then.

No service contracts exist with the directors providing for benefits upon termination.

Description of Board Committees

The Board has established two full-time committees, an audit committee (the “Audit Committee”), and the compensation committee (the “Compensation Committee”). These committees are comprised entirely of independent non-related directors. The Board has adopted a charter with respect to its Audit and Compensation Committees and a Code of Ethics for Officers, as more fully set forth below.

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

Audit Committee Membership

The Audit Committee must consist of at least three directors. Each member of the Audit Committee must meet the listing standards relating to independence of the Toronto Stock Exchange (the “TSX”) and all other applicable regulatory authorities. Under the Sarbanes-Oxley Act, at least one member of the Committee must be a “financial expert,” whose qualifications include financial literacy, independence and accounting or related financial expertise. The Audit Committee reports to the Board. A majority of the members of the committee constitute a quorum. The following members of the Audit Committee have been appointed by and replaced at the will of the Board.

Mr. Fagin (Chairman)

Mr. Dickson

Mr. Zink

Meetings and Procedures

The Audit Committee must convene at least four times a year, and endeavors to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

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

Compensation Committee Charter

I. Mandate

The mandate of the Compensation Committee (the "Committee") is to discharge the responsibilities of the Board relating to compensation of Atna's officers and directors, to provide general oversight of Atna's compensation structure including equity compensation plans and benefits programs and to perform the additional specific duties and responsibilities set out herein.

II. Membership

The Compensation Committee will consist of at least two members, a majority of whom will be independent directors of Atna, and one of whom will act as chairperson. An "independent" director is a director who is independent, as determined by the Board, within the definitions prescribed for executive compensation committee members by applicable stock exchange listing standards, and applicable laws and, if and as applicable, SEC rules. Compensation Committee members will be appointed, and the Chairperson of the Compensation Committee will be selected from among them, by the Board of Directors.

Members are as follows:

Mr. Glen Dickson- Chairman

Mr. Ronald Parker

Mr. Christopher Herald

III. Meetings and Procedures

The Compensation Committee will meet as often as may be considered necessary or appropriate, in its judgment. The Committee may meet either in person or by telephone, and at such times and places as the Committee determines. At least two members of the Committee must be present to constitute a quorum for the transaction of Compensation Committee business. The Chairperson will preside over the meetings, but will have no greater voting rights or decision-making authority than the other member(s) of the Compensation Committee. The Compensation Committee will report regularly to the full Board with respect to its activities. As a matter of practice, the Compensation Committee will discuss significant matters, as determined by the Committee, with the full Board prior to taking final action on such matters. All recommendations of the Compensation Committee with respect to the awarding of compensation to the executive (senior) officers of the Company will be submitted to the full Board for approval before implementation.

IV. Outside Advisers

The Compensation Committee will have the authority, acting reasonably, to retain, at the Company's expense, such outside consultants, legal counsel, and other advisors as it determines is appropriate to assist it in the full performance of its functions, including the authority to approve such advisors' fees and other engagement terms. The Compensation Committee will notify the Board prior to retaining any outside consultant, legal counsel, or advisor.

V. Duties and Responsibilities

(a) Human Resources and Compensation Strategies. The Compensation Committee will oversee and evaluate Atna's overall human resources and compensation structure, policies and programs, with the objective of ensuring that these establish appropriate incentives and leadership development for management and other employees.

(b) Executive Compensation. The Compensation Committee will review and approve corporate goals and objectives relevant to the compensation of the President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and the other executive officers of Atna, evaluate the performance of the President, CEO, CFO, COO and the other executive officers in light of those goals and objectives and approve their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation.

(c) Employment Agreements. The Compensation Committee will review and approve all employment related agreements and severance arrangements for the President, CEO, CFO, COO, and other executive officers, including, without limitation, change-of-control agreements.

(d) External Reporting of Compensation Matters. The Compensation Committee will prepare an annual report on executive officer compensation for publication in Atna's proxy circulars, as required by the securities regulatory authorities having jurisdiction over the Company. The Chairperson of the Compensation Committee will make him or herself available for questions from shareholders of the Company at the Company's Annual General Meeting.

(e) Stock Option and Incentive Compensation Plans. The Compensation Committee will supervise and administer Atna's stock option or any other equity-based compensation programs, and the incentive compensation plan, and may approve, amend, modify, interpret, ratify the terms of, or terminate any such plan, to the extent that such plans and applicable laws so permit, and will make recommendations to the Board with respect to equity-based plans and incentive-compensation plans as appropriate.

(f) Employee Benefit Plans. The Compensation Committee will monitor the effectiveness of benefit plan offerings, in particular benefit plan offerings pertaining to executive officers, and will review and approve any new employee benefit plan or change to an existing plan that creates a material financial commitment by Atna. In its discretion, the Compensation Committee may otherwise approve, amend, modify, ratify, interpret the terms of, or terminate any benefit plan.

(g) Leadership Development and Succession Planning. The Compensation Committee will review the leadership development and succession planning processes for senior management positions and ensure that appropriate compensation, incentive and other programs are in place in order to promote appropriate leadership development.

(h)      Director Compensation. The Compensation Committee will annually review the compensation of directors for service on the Board and its committees and recommend to the Board the annual board member compensation package, including retainer, committee member and chair retainers, board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

(i)       Annual Evaluation. The Compensation Committee will annually evaluate the performance of the Compensation Committee and the adequacy of the Compensation Committee's charter and recommend to the Board such changes as it deems appropriate.

(j)       General. The Compensation Committee will perform such other duties and responsibilities as are consistent with the purpose of the Compensation Committee and as the Board or the Compensation Committee deems appropriate.

VI.	Delegation

The Compensation Committee may delegate any of the foregoing duties and responsibilities to one or more members of the Compensation Committee. In addition, the Compensation Committee may delegate to one or more executive officers of the Company the administration of equity incentive or employee benefit plans, unless otherwise prohibited by such plans, or applicable law or stock exchange rules. Any such delegation may be revoked by the Compensation Committee at any time.

D.	Employees

As of December 31, 2012, the Company had approximately 161 full-time and part-time employees. The following table provides information on the activity and geographical location of the Company’s employees and contractors.

Activity	Geographical Location	Number of Employees at December 31, 2012	Average Number of Contractors in 2012
Corporate headquarters	Colorado USA	12	1
Briggs	California USA	128	12
Reward	Nevada USA	2	-
Pinson	Nevada USA	15	31
Kendall	Montana USA	4	-

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6B above and includes details of all options to purchase common shares of the Company held by such persons at March 20, 2013.

Name	# of Common(3) Shares Held	Number of Stock Options		Exercise Price Canadian Dollars$	Expiry Date
Glen D. Dickson	188,000	150,000	(1)	0.45	Dec 17/2013
		120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
		130,000	(2)	1.13	Dec 11/2016

Name	# of Common(3) Shares Held	Number of Stock Options		Exercise Price Canadian Dollars$	Expiry Date
David K. Fagin	188,536	120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
		130,000	(2)	1.13	Dec 11/2016
Ronald D. Parker	26,496	150,000	(1)	0.45	Dec 17/2013
		120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
		130,000	(2)	1.13	Dec 11/2016
Christopher E. Herald	60,000	40,000	(1)	0.71	Aug 06/2014
		120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
		130,000	(2)	1.13	Dec 11/2016
Paul H. Zink	50,000	100,000	(2)	0.52	Apr 05/2016
		150,000	(2)	0.90	Dec 13/2015
		130,000	(2)	1.13	Dec 11/2016
David H. Watkins	1,574,880	120,000	(1)	0.71	Dec 17/2014
		120,000	(2)	0.60	Dec 13/2015
		150,000	(2)	0.90	Dec 13/2015
		130,000	(2)	1.13	Dec 11/2016
James K. B. Hesketh	334,370	150,000	(1)	0.45	Dec 17/2013
		400,000	(1)	0.71	Dec 17/2014
		400,000	(2)	0.60	Dec 13/2015
		500,000	(2)	0.90	Dec 13/2015
		500,000	(2)	1.13	Dec 11/2016
Rodney D. Gloss	20,150	200,000	(2)	0.75	Oct 03/2016
		75,000	(2)	0.90	Dec 13/2015
		250,000	(2)	1.13	Dec 11/2016
William R. Stanley	285,000	200,000	(1)	0.45	Dec 17/2013
		200,000	(1)	0.71	Dec 17/2014
		200,000	(2)	0.60	Dec 13/2015
		300,000	(2)	0.90	Dec 13/2015
		250,000	(2)	1.13	Dec 11/2016

(1)	This option grant is fully vested.
(2)	These option grants vest 1/3 on the grant date and 1/3 each year over the next two anniversary dates.
(3)	At March 20, 2013, persons listed in item 6B above independently owned less than two percent of the Company’s shares outstanding and collectively own two percent of the shares outstanding.

Incentive Stock Options Plan

In 2007, the Company adopted an incentive stock option plan pursuant to the policies of the TSX with the approval of the Company’s shareholders, which plan was amended in 2008 and 2009 (as amended the “Option Plan”). A copy of the Option Plan is available upon request from the Corporate Secretary of the Company, 14142 Denver West Parkway - Suite 250, Golden, Colorado, 80401. Key provisions of the Option Plan include:

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

The rules of the TSX provide that a listed issuer having in place an evergreen plan such as the Option Plan must obtain shareholder approval within three years after the institution of the plan and every three years thereafter in order to continue to grant awards under it. The Company’s shareholders last approved the renewal of the Option Plan on June 7, 2010 and will request its shareholders to approve the renewal of the Option Plan at the Annual General Meeting to be held on May 7, 2013. In addition, at the 2013 Annual General Meeting, the shareholders will be asked to approve proposed amendments to the Option Plan to accommodate the introduction of a proposed Restricted Share Unit Plan.

Maximum Shares Available

The maximum number of common shares of Atna that may be issuable under the Option Plan is a number equal to 10 percent of the number of issued and outstanding common shares of Atna on a non-diluted basis at any time. As of March 20, 2013, the maximum number of common shares issuable under the Option Plan was 14,514,046. As of March 20, 2013, approximately 9,152,835 common shares were issuable upon the exercise of outstanding options issued under the Option Plan leaving 5,361,211 common shares reserved for future issuance of the Option Plan.

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

Share Appreciation Rights

The Option Plan includes the concept of share appreciation rights. Under the share appreciation rights, upon exercise, optionees have the right to receive a certain number of common shares calculated pursuant to the difference between the fair value of a common share and the option exercise price.

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

To the knowledge of the Company, and based upon the Company’s review of current public filings, as at March 20, 2013, there are no known shareholders who beneficially owned, directly or indirectly, or exercised control or direction over more than five percent of the voting rights.

On December 31, 2011, Sheldon Inwentash and Associates is believed to have beneficially owned approximately 11,400,000 shares, 9.4 percent of the outstanding shares. In February 2012, Sheldon Inwentash and Associates filed a report indicating that firm held 11,565,000 shares, 7.9 percent of the now outstanding shares, but nothing more recent has been filed. As of December 31, 2011, Hedgehog Capital is believed to have beneficially owned approximately 13,200,000 shares, 8.8 percent of the outstanding shares, however in a December 31, 2012 filing, Hedgehog Capital indicated beneficial ownership had declined to 6,700,000 shares, 4.6 percent of the now outstanding shares. These named shareholders did not possess voting rights different from those of other Company shareholders. Both Hedgehog Capital and Sheldon Inwentash and Associates acquired the common shares of the Company in the public market.

To the knowledge of the Company and based on current public filings as well as information provided by the Company’s transfer agent, the table below is the distribution of the shareholders of the Company at February 28th 2013.

Country	Total Holders	Holders percent	Total Holdings	Holdings percent

Canada	3290	35.09	62,258,644	42.90

USA	5937	63.33	64,357,394	44.34

Other Countries	148	1.58	18,524,428	12.76

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person severally or jointly. The Company knows of no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

During 2012 and 2011, and through the date of this report, the Company had no related party transactions.

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

EKS&H LLLP, auditors of the Company, has advised the Company that it is independent within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of applicable securities laws of Canada.

Neither EKS&H LLLP, or any director, officer, employee, or partner, as applicable, thereof is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Attached hereto as Exhibit 15.1 (i) to (vi) are the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2012, 2011 and 2010. The consolidated financial statements are accompanied by auditors' reports and related notes. See “Item 18. Financial Statements.”

Legal Proceedings

As of March 20, 2013, there are no legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Dividend Distributions

The Company is permitted to pay dividends under its governing documents. The Company has no current plans to pay any dividends.

B.	Significant Changes

Changes in Accounting Policies

International Financial Reporting Standards: The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS would replace Canadian GAAP for public enterprises for financial periods beginning on and after January 1, 2011. The Company adopted IFRS effective January 1, 2011; presented the opening IFRS balance sheet as of January 1, 2010 (the “Transition Date”) within the 2011 financials; and restated the 2010 results in accordance with IFRS. An explanation of how the transition from Canadian GAAP to IFRS affected the Company’s financial position, financial performance and cash flows is set out in the footnotes to the 2011 financial statements, previously disclosed. As all periods shown in the 2012 financial statements are comparable and the changes to the 2010 statements were previously disclosed, no reconciliation is provided in the 2012 financial statements or footnotes.

In preparing its opening IFRS balance sheet at January 1, 2010, the Transition Date, the Company adjusted amounts reported previously under Canadian GAAP. Under IFRS 1, standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for exemptions and elections that help to facilitate the transition to IFRS. The Company chose to apply the following optional exemptions.

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

Cumulative translation adjustments: The Company elected to zero-out the ending balance in the accumulated translation account as of the Transition Date and record the balance in retained earnings.

Recent Accounting Pronouncements

Following are the recently issued accounting standards relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including additional disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. Although early adoption is permitted, in December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. Management has determined this has no present bearing on the Company.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption requires no changes to the already existing Company practices.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption has no present impact.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. Management has early-adopted the standard and has determined adoption has no present impact.

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

For the five most recent full financial years: the annual high and low market prices:

	TSX		OTCQB
	High - $	Low - $	High - $	Low - $

2008	1.75	0.31	1.73	0.23
2009	0.94	0.51	0.87	0.40
2010	0.75	0.45	0.73	0.42
2011	0.98	0.52	0.96	0.54
2012	1.49	0.77	1.50	0.76

For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter follow:

	TSX		OTCQB
	High - $	Low - $	High - $	Low - $
Fiscal 2011
First Quarter, ended 03/31/11	0.68	0.53	0.70	0.55
Second Quarter, ended 06/30/11	0.65	0.52	0.68	0.54
Third Quarter, ended 9/30/2011	0.95	0.53	0.95	0.54
Fourth Quarter, ended 12/31/11	0.98	0.68	0.96	0.62

Fiscal 2012
First Quarter, ended 03/31/12	1.49	0.87	1.50	0.84
Second Quarter, ended 06/30/12	1.28	0.77	1.30	0.76
Third Quarter, ended 09/30/12	1.32	0.86	1.35	0.84
Fourth Quarter, ended 12/31/12	1.35	1.08	1.36	1.10

Fiscal 2013
Period ended 03/20/13	1.29	0.82	1.32	0.80

For the most recent six months: the high and low market prices and the average daily trading volumes for each month.

	TSX			OTCQB
	High - $	Low - $	Average Daily Volume	High - $	Low - $	Average Daily Volume
March 1-20, 2013	0.95	0.82	296,700	0.92	0.80	61,700
February-13	1.13	0.94	289,100	1.13	0.92	54,500
January-13	1.29	1.00	248,500	1.32	1.00	70,400
December12	1.19	1.08	246,800	1.20	1.08	37,300
November12	1.35	1.14	296,700	1.35	1.15	41,500
October12	1.37	1.18	453,400	1.39	1.18	75,100
September-12	1.33	1.05	598,000	1.36	1.07	73,400

B.	Plan of Distribution

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

During the two years preceding this report, the following are considered to be material contracts entered, all of which have to do with developing and bringing into operation the Pinson mine: 1) the acquisition of the 70 percent interest in Pinson in September of 2011, 2) the related C$20 million financing of the Pinson acquisition with Sprott in August of 2011 as amended in February 2012 and in March 2013, and 3) the DMC Mining Services Agreement with Pinson in December 2011.

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

Upon closing of the APSA, Atna became the owner of four square miles of land containing the historic Pinson Mine and the related mineral resources. PMC became sole owner of 21 square miles of land and claims surrounding the four sections of land. As part of this transaction Atna also signed a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike Plant. PMC retained a 10 percent, net profits royalty on production after the first 120,000 ounces of gold are sold. Exclusive of the qualitative value of this processing agreement and future royalty payments to PMC, Atna paid $27.9 million for the 70 percent interest in Pinson inclusive of: $15.0 million in cash, 15 million common shares of Atna, $1.5 million in assumed reclamation obligations, and the net exchange of land.

On August 31, 2011, the Company closed a C$20 million Credit Agreement with Sprott to finance the Pinson acquisition and commence development. C$2.5 million was repaid to Sprott in February 2013. As amended in February of 2012 and March of 2013, repayments of the remaining C$17.5 million principal balance are due in 12 equal monthly installments of C$1.46 million starting September 30, 2013. Interest on unpaid principal balances accrues at annual rate of nine percent per annum compounded monthly. Atna paid a structuring fee of C$150,000 and, as consideration for advancing the facility, paid an arrangement fee of C$0.7 million. The arrangement fee was paid with common shares of Atna determined on the basis of a price per share equal to a 10 percent discount to the five-day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility was advanced. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against the note. The loan origination costs of C$1.015 million were capitalized and will be amortized over the minimum contractual life of the loan facility. The amortized loan fees are expected to be recapitalized as mine development costs.

Atna entered into an agreement in December 2011 for DMC Mining Services to perform the underground mining functions at Pinson using their own equipment. The contract is a basic time and materials agreement. All hours are billed according to actual time sheets. Equipment is rented monthly and operating hours for all equipment is logged and paid at each unit’s standard hourly rates.  Any materials and supplies purchased by DMC are invoiced to Atna on a cost plus 15% fee. This current contract has no specific duration.  In the event that Atna elects to cancel, terminate or suspend the contract, Atna is obligated to negotiate an equitable settlement with DMC. Atna and DMC are currently discussing a change to the contract structure to an “earned-fee” structure wherein payments would be based on key measurable results.  Atna believes this potential new structure would provide more of an incentive on the contractor to perform.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other ..payments to non-resident holders of the Company's securities, except as discussed in Item 10.E., “Taxation” below.

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

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if: (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

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

Based on currently available information, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable years ended December 31, 2008 through December 31, 2012.

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

The Company’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, 100 F Street, NE, Room 1580, Washington, DC 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at (202) 551-8090 for further information on the public reference rooms. These filings are also available at no charge at the SEC’s website at http//www.sec.gov/edgar.shtml.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information about Market Risk

Derivatives

As of December 31, 2012 the Company had the following derivatives outstanding:

Derivative Contracts	Strike Price	Ounces in 2013	Fair Value
Gold bond forwards Embedded derivative (Note 12)	$1,113	3,257	$1,733,500

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on December 31, 2012 of $1,664 and discounting using an unsecured market interest rate of 12 percent. The change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

The Company’s open hedge positions as of December 31, 2012 consist solely of the Gold Bonds. The Gold Bonds must be repaid by delivering 814 ounces per quarter through and including December 31, 2013. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2012, the outstanding hedge position covers less than 9 percent of the annual forward looking gold production from Briggs.

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

During 2010 the Company retired 6,000 ounces of gold put and call options that had expiry dates from January to December 2010 at the rate of 500 ounces per month. The collars consisted of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts were European style options that could be physically delivered or settled net at the expiry date. During 2010 5,000 ounces of call options with a strike price of $1,100 per ounce were exercised by the counterparty. The Company used the Black-Scholes option valuation method to determine the market values of the option style derivatives. Other than the embedded forward sales contracts within the Gold Bonds, no derivatives were utilized in 2012 and 2011.

Qualitative Information about Market Risks

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. Credit risks and liquidity risks may be significantly impacted by market conditions and risks as well. The Company has risk management policies and programs that involve senior management and when appropriate, the Board. The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes is permitted.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For 2012, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $6.0 million, respectively. For 2011, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $5.2 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

The only derivative contracts existing as of December 31, 2012 and December 31, 2011 were embedded forward gold sales in the 2009 Gold Bonds. If the price of gold increases or decreases by 10 percent, the Company’s gold bond derivative liabilities existing as of December 31, 2012, would increase or decrease by $0.5 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. The Company is seeking revolving lines of credit and undrawn committed borrowing facilities in order to better manage liquidity risks, but such facilities do not yet exist. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

Equipment financing is restricted to $10 million at Briggs by a covenant in the 2009 Gold Bond agreement and to $20 million for the Company as a whole by a covenant in the Sprott credit agreement. The 2009 Gold Bond agreement includes a negative covenant preventing additional encumbrances at Briggs through its termination in December 2013. The Sprott credit agreement, as amended in March 2013: precludes additional borrowing for the construction of the Reward mine until the balance due Sprott has been reduced below C$11.5 million; precludes material sales of assets and material issuances of secured debt during its term; and includes a negative covenant preventing additional encumbrances at Briggs through the term of the facility. The Sprott credit agreement may be terminated early, however under the March 2013 amendment, an early prepayment fee of 2 percent would be due Sprott.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In both 2012 and in 2011, extensions, subsequent to year-ends, of obligations due Sprott have been reclassified to the later appropriate columns.

		Payments due by Period as of December 31, 2012
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

		Payments due by Period as of December 31, 2011
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$4,783,400	$4,053,700	$729,700	$-	$-	$-
Finance lease obligations	2,477,300	181,800	564,200	1,731,300	-	-
Derivative financial instruments	2,845,100	371,400	1,087,600	1,386,100	-	-
Long term debt obligations	29,345,200	1,117,500	3,366,500	24,861,200	-	-

Total	$39,451,000	$5,724,400	$5,748,000	$27,978,600	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again with the intent to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 27 percent at December 31, 2012 and 34 percent at December 31, 2011. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: The Sprott debt facility of C$20 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$20 million debt obligation will increase or decrease by $1.8 million or $2.2 million, respectively.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

To the extent Pinson sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. In October 2012, Pinson entered into an agreement to sell oxide ore under specified terms through December 31, 2013 to a third-party processor, Newmont Mining Corporation. Pinson is presently dependent on this one customer to buy oxide ore. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy under agreed-upon terms the resultant doré. Pinson is presently dependent on this one customer to process and buy sulfide ore.

The embedded derivative in the 2009 Gold Bond was the only derivative contract outstanding as of December 31, 2012 and December 31, 2011. Since the 2009 Gold Bonds do not require further cash payments to the Company, they do not generate third party credit risk to the Company.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at December 31, 2012 and December 31, 2011 were $83,900 and $323,900, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

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

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability or impair our reported deferred tax asset. The Company has only taken more-likely-than-not positions in determining its deferred tax asset.

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

At the Annual General & Special Meeting of the Company held on June 5, 2012, the shareholders approved a shareholders rights plan. Previously, the Company had a Shareholder Rights Plan (the “Rights Plan”), which was confirmed by the shareholders at the Annual and Extraordinary General Meeting held on June 8, 2001 and at the Annual and Extraordinary General Meeting held on April 14, 2005. The Rights Plan expired on May 8, 2008.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were effective for 2012 and 2011.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 and December 31, 2011. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2012 and December 31, 2011.

Pursuant to rules of the SEC, this annual report does include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial report.

There were no significant changes in internal control over financial reporting that occurred during 2012 or 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

The appointment of the Company’s auditor, EKS&H LLLP, was approved by the shareholders at the Annual General and Special Meeting held June 5, 2012. For the years ended December 31, 2012 and 2011, fees charged by the Company’s external auditors are shown below.

	2012	2011

Audit fees	$103,700	$104,500
Tax fees	-	-
Internal control audit	$46,000	-
All other, including comfort letter for equity financing	$20,500	$11,000

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures. All services rendered by EKS&H LLLP during 2012 and 2011 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the fiscal years ended December 31, 2012 and 2011.

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

See the Exhibits listed in Item 19 of this document and filed as part of this annual report.

The consolidated financial statements were prepared in accordance with IFRS and are expressed in U.S. Dollars. For a history of exchange rates in effect for Canadian Dollars as against U.S. Dollars, see Item 3.A, titled “Selected Financial Data”.

ITEM 19.	EXHIBITS

Exhibit 1.1	BC Business Corporation Act – Articles of Incorporation (Filed as Exhibit 99.0 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 0-29336), and incorporated herein by reference).
Exhibit 3.1	Employment Agreements for last two years. (Those for Hesketh, Gloss, and Stanley were filed as Exhibit 3.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and incorporated herein by reference.) Employment Agreement between Dan Samt Don and Atna.	(1)
Exhibit 4.1	Pinson Purchase Agreement (edited). (Filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and incorporated herein by reference.)
Exhibit 4.2	Sprott Loan Agreement with Amendments of February 2012 and March 2013	(1)
Exhibit 4.3	Gold Bond Agreement without attachments/exhibits. (Filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and incorporated herein by reference.)
Exhibit 4.4	Shareholder Rights Plan adopted in June 2012	(1)
Exhibit 4.5	Short Form Offering – September 2012	(1)
Exhibit 4.6	Majority Voting & Advance Notice policies	(1)
Exhibit 4.7	DMC Mining Services – General Services Agreement Pinson	(1)
Exhibit 8.1	List of Subsidiaries.	(1)
Exhibit 12.1	Section 302 Certifications by the chief executive officer and chief financial officer as required by rule 13a-14(a) or Rule 15d-14(a).	(1)
Exhibit 13.1	Section 906 Certifications by the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.	(1)
Exhibit 14.1	Consent of Independent Registered Public Accounting Firm EKS&H LLLP.	(1)
Exhibit 15.1	Audited Consolidated Financial Statements and Notes thereto.	(1)

	(i)	Report of Independent Registered Public Accounting Firm EKS&H LLLP dated March 20, 2012.	(1)
	(ii)	Consolidated Balance Sheets as at December 31, 2012 and 2011.	(1)
	(iii)	Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010.	(1)
	(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.	(1)
	(v)	Notes to Consolidated Financial Statements	(1)
	(vi)	Consolidated Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.	N/A
Exhibit 15.2		Management’s Discussion and Analysis for the years ended December 31, 2012 and 2011.	(1)
Exhibit 16.1		Mine safety disclosure, as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.	(1)

(1)	Attached hereto

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATNA RESOURCES LTD.

/s/ “James K.B. Hesketh”

James K.B. Hesketh

President and Chief Executive Officer

March 21, 2013

