Form 20-F
period 2014-12-31
ATNA RESOURCES LTD
filed 2015-03-17
CIK 1041548

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

Title of Each Class	Issued and Outstanding as at December 31, 2014

Common Shares without par value	207,347,362
Preferred Shares without par value	Nil

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

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and other minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

In particular, this Annual Report and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the Briggs mine production, development of the Pinson-underground, Pinson Mag open-pit, Cecil-R, and Columbia gold mining projects;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent; and
•	Any assumptions regarding the foregoing.

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

Ounces per Ton (“opt or Oz/Ton”): English units used to describe the grade of ore or other material analyzed, reserve or resource. It represents the portion of an ounce estimated to be contained in a ton of rock.

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

The following tables summarize certain consolidated financial information of the Company. Excerpts from the audited consolidated financial statements for 2010 through 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The following information should be read in conjunction with the consolidated financial statements and notes thereto, included in Item 18 of this report. Monetary data not labeled herein is stated in United States Dollars (“U.S. Dollars” or “$”). Certain disclosures are reported in Canadian Dollars (“Canadian Dollars” or “C$”). See Exchange Rates Data in this section.

Year ended	2014	2013	2012	2011	2010
Total revenues	$41,484,300	$45,035,100	$59,763,300	$51,755,400	$30,606,900
Net (loss) income	$(15,360,200)	$(49,619,600)	$6,886,000	$15,084,400	$(5,891,900)
Basic and diluted (loss) income per share	$(0.08)	$(0.32)	$0.05	$0.14	$(0.07)
Working capital	$12,098,400	$(7,039,800)	$6,429,000	$(4,726,500)	$11,734,800
Total assets	$96,245,400	$112,277,300	$160,184,700	$131,205,300	$83,206,100
Total liabilities	$33,666,200	$35,767,300	$42,816,200	$44,413,700	$26,069,500
Total shareholders' equity	$62,579,200	$76,510,000	$117,368,500	$86,791,600	$57,136,600
Number of shares issued and outstanding	207,347,362	189,922,144	144,989,922	117,374,643	99,002,468

Exchange Rate Data

There is no requirement to provide any information under this item.

B.	Capitalization and Indebtedness

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

Government Regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by government regulations and laws relating to matters such as, but not limited to, environmental protection; health, safety and labour; changes to mining law; homeland security; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation and permitting requirements in the various jurisdictions in which the Company operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

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

Cash Flow

The Company operates the Briggs and Pinson gold mines which are its principal sources of operating cash flow. Any cash flow provided by Briggs or Pinson may be used to fund some or all of the Company’s working capital (current assets less current liabilities), capital expenditures, exploration, project development, and other general corporate costs. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to accomplish its stated goals or to fulfil its obligations with regard to existing debt, development, exploration, and joint venture properties. Failure to obtain additional financing could result in delay or indefinite postponement of further development and/or exploration and the possible, partial or total loss of the Company’s interest in certain properties.

Our ability to make payments on and to refinance our indebtedness, including the obligations under our January 2014 credit facility with Waterton (the “Waterton Loan”), and to fund working capital, capital expenditures, exploration, project development, and other general corporate purposes will depend on our ability to generate cash flow from operations. This, to a certain extent, is subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In the past, our cash flow from operations, available cash and available borrowings have been adequate to meet our liquidity needs; however, that does not mean that this will remain the case in the future. If our business does not generate sufficient cash flows from operations, we do not realize desired cost savings and operating improvements or future borrowing is not available to us, including on acceptable terms, we may be unable to service our indebtedness or to fund our other liquidity needs.

We may need to refinance all or a portion of our indebtedness, including the Waterton Loan, on or before maturity. We can provide no assurances that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

In the absence of sufficient cash flow from operations, available cash, available borrowings under our credit facilities or a refinancing of our indebtedness, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The Waterton Loan restricts our ability to dispose of material assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds from such dispositions, or the proceeds may not be adequate to meet any debt service obligations then due.

Restrictive Covenants

The Waterton Loan agreement contains a number of covenants that limit the discretion of our management with respect to certain business matters and may impair our ability to respond to changing business and economic conditions. For example, under the terms of the Waterton Loan, certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. are pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens. If we fail to comply with any of these covenants or the other restrictions contained in the Waterton Loan agreement or any future financing agreements, an event of default could occur. An event of default could result in the acceleration of some or all of our debt. If the debt is accelerated, we may not have, and may not be able to obtain, sufficient funds to repay our debt.

Our Indebtedness

As of December 31, 2014, we had total indebtedness (notes and finance leases) of $23.8 million and total liabilities of $33.7 million. Our indebtedness could have important consequences. For example, it could:

•	make it more difficult to satisfy other financial obligations;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, exploration, project development, and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limit our ability to borrow additional funds; and

•	limit our ability to make future acquisitions or investments.

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

The Company’s Canadian mineral claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. To the best of the Company’s knowledge, none of the Company’s properties in the Yukon Territory or British Columbia cover areas where the Federal Crown proposes to transfer mineral rights to the First Nations. However, there is no guarantee that this will not change before settlements are finalized.

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

Risk Factors Specific to the Company

Gold Recovery

Atna operates two gold mines, the Briggs Mine in Inyo County, California and the Pinson Mine located in Humboldt County, Nevada through wholly owned subsidiaries of the Company. Briggs has been producing gold since the second quarter of 2009 and produced approximately 30,900 ounces of gold during 2014. Briggs is a conventional open pit mine that utilizes a gold heap-leach and carbon absorption/desorption process to collect gold in solution from mined ores. The gold bearing solution is further concentrated by an electrowinning circuit, which collects the gold onto electric cathodes which are then melted into gold doré bars. Gold doré is shipped to a third party for final refining.

Operations at Pinson re-started in June 2014 and ores containing approximately 3,620 ounces of gold were sold in 2014. Gold ore is mined by underground methods and sold to third parties who pay for a percentage of the recoverable gold content of the ore based on actual gold recovery, grade of the ores sold, carbon content of the ores, and other factors.

Numerous factors impacting gold recovery include variation in ore grade, rock type, chemistry, solution concentration, leach pad or autoclave dynamic lime-addition, grind or crush size, pH, cyanide concentration, temperature, rainfall, irrigation time, pressure stripping, refining efficiencies, autoclave feed rates, and other factors.

Production Costs and Risk Factors

The cost of gold produced may be impacted by numerous variables including ore grade and gold recovery, and depending on mining method and processing methods: stripping ratio, mining rates, stope backfill requirements, contractor costs, haulage distances, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs, availability of third party ore processing capacity, and numerous other factors. Production risk factors may include labor strife, slope failure, collapse of underground workings, poor gold recovery, unavailability of skilled labor and management, availability of mining equipment, lack of machine parts, availability of consumables used in mining, mine plan implementation, weather, governmental regulations, other operating factors, and the lack of sufficient amounts of cash or available financing necessary to fund operations and project development.

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

Atna Has Significant Obligations At Its Mines, Which May Adversely Impact Liquidity.

Briggs operates under permits granted by various agencies including the U.S. Department of the Interior Bureau of Land Management (the “BLM”), Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted reclamation bonds with these agencies in the amount of $4.5 million, supported by sureties.

The Company has posted reclamation bonds for Pinson with the BLM and the State of Nevada in the amount of $1.7 million, which is supported by a surety.

Please refer to the discussion below of the “Kendall, Montana” property and its reclamation requirements. In addition to $2.4 million of cash deposits held as reclamation bonds, the Company has posted an additional $0.2 million of reclamation bonds, supported by a surety, with the Montana Department of Environmental Quality (“MDEQ”).

All surety bonds are subject to annual review and adjustment. Surety bonds totaling $1.0 million for the Reward and Clover properties, which were sold in November 2014, were outstanding at December 31, 2014 and will be outstanding until authorities release them, having replaced them with bonds provided by the buyer of the properties. Surety bonds presently totaling another $0.1 million are outstanding for Columbia, and other properties.

Development Risks at Pinson

Mine development is subject to numerous risks. These risks are typically quantified through technical and economic estimates generated in Pre-Feasibility and Feasibility Studies. There is no guarantee that these estimates will be correct or realized once the mine is developed.

The Company commenced development of the Pinson Underground mine in January 2012. In June of 2013, Pinson Underground mine development activities were halted and the mine was placed on care and maintenance. In June 2014, operations re-started at Pinson, and the mining rate is currently being increased.

A Pre-Feasibility Study for the Mag open-pit mine at Pinson was completed in October 2014. This study will be utilized as the basis for the submission of a mine-plan-of-operation to support Mine Reclamation and Water Pollution Control permit applications with State regulatory authorities. No guarantee exists that permits for this project can be obtained.

Montana Regulatory Authorities May Impose Additional Reclamation Requirements On Our Closure Of The Kendall Mining Property

Kendall operated under permits issued by MDEQ and other regulatory agencies. In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. In October 2014, Atna was advised by the MDEQ that it had reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and had determined that the amendment application is complete and complies with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. Based on this determination, the MDEQ will issue a draft permit amendment. Changes to regulation may impact the outcome and cost of final closure requirements.

The Company was not a Passive Foreign Investment Company, or PFIC, for the year ending December 31, 2014, although we may have been in prior years which could result in adverse U.S. Tax Consequences to U.S. Investors.

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

Atna Resources Ltd. was incorporated under the Company Act of the Province of British Columbia, Canada, on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company was extra-territorially registered in the Yukon Territory on April 13, 1995. The Company’s business is to explore, acquire, develop, and mine precious metals, uranium and other mineral properties. The Company’s properties are primarily located in the United States and Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and a Foreign Private Issuer in the U.S., based on the residency of stockholders as of June 30, 2014. The Company’s common stock is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ATN” in Canada and on the OTCQB Marketplace (the “OTCQB”) under the symbol “ATNAF” in the U.S.

Atna merged with Canyon Resources Corporation (“Canyon”) on March 18, 2008, at which time Canyon became a wholly-owned subsidiary of the Company. Canyon was incorporated under the General Corporation Laws of the State of Delaware in 1979.

The Company’s principal expenditures in recent years include those for general corporate purposes; mine development, primarily at Pinson and Briggs; and servicing debt. General corporate purposes primarily include: profit or loss on sales from mining operations, exploration expense, property maintenance expense, expenditures to build inventories and working capital, spending on asset retirement obligations, and net interest expense. Virtually all of the Company’s investments in the last three years have been in the western U.S.

A summary of the Company’s significant net cash outflows is set forth below, as well as a summary of amounts expended on exploration, property maintenance, and general and administrative expenses.

Net Uses of Cash	2014	2013	2012	3-Year Total
Mine development and purchases of property and equipment	$6,939,400	$26,410,800	$21,705,700	$55,055,900
Capitalized loan interest - Pinson	-	1,185,600	2,161,400	3,347,000
Addition of stripping activity assets - Briggs	1,108,700	3,187,500	540,500	4,836,700
Changes in operating assets and liabilities	1,033,300	-	2,484,700	3,518,000
Repayments of Debt	24,581,600	9,559,500	5,573,900	39,715,000
Effect of exchange rate changes	18,000	167,700	6,500	192,200
Total net uses of cash	$33,681,000	$40,511,100	$32,472,700	$106,664,800

Exploration expense	$308,400	$703,900	$1,733,300	$2,745,600
Property maintenance expense	797,400	1,132,200	-	1,929,600
General and administrative expense	$3,588,500	$4,842,100	$4,834,000	$13,264,600

The Company’s expenditures have been financed primarily by cash flows from operations, debt refinancing, equity financings, and proceeds from the sale of assets as follows.

Net Sources of Cash	2014	2013	2012	3-Year Total
Net contribution by Operations, less Changes in operating assets and liabilities	$390,100	$4,239,000	$16,075,200	$20,704,300
Changes in operating assets and liabilities	-	4,068,100	-	4,068,100
Preproduction gold sales	-	6,532,400	1,353,100	7,885,500
Proceeds from sale of investments	141,000	42,100	833,600	1,016,700
Proceeds from asset sales	11,387,300	736,600	135,800	12,259,700
Proceeds from insurance settlement	-	368,800	435,800	804,600
Decrease in restricted-cash / surety-deposits	3,400	645,000	391,000	1,039,400
Exercise of stock options	-	31,400	337,400	368,800
Exercise of warrants	-	-	5,960,100	5,960,100
Net Proceeds from equity financings	1,826,700	5,294,700	16,330,500	23,451,900
Net Proceeds from debt refinancing	21,304,800	-	-	21,304,800
Total net sources	$35,053,300	$21,958,100	$41,852,500	$98,863,900

In January of 2014, the Company entered into a $22.0 million credit facility, the Waterton Loan, with Waterton Precious Metals Fund II Cayman, LP (“Waterton”) pursuant to which debt and other obligations were refinanced with a note due January 31, 2016. (See “Item 5”, “B. Liquidity and Capital Resources, “Financing Transactions”, “Debt” below for a complete description of the refinancing.) In November 2014, the Company sold CR Reward Corporation (Reward), which held the Reward Gold Mine near Beatty, Nevada, and its Clover gold-exploration property (Clover) in Elko County, Nevada, for $10.0 million. $5.0 million of the proceeds was applied to paying-down principal and interest owed to Waterton, reducing the balance of the Waterton Loan, inclusive of accrued fees, at December 31, 2014 to $18.2 million. The remaining $5.0 million of proceeds were available for general working capital purposes. The principal uses of funds anticipated within the next 12 months are the accumulation of cash to pay-down or pay-off the Waterton Loan and for general corporate working capital uses.

B.	Business Overview

The Company is involved in all phases of the mining business including exploration, preparation of Pre-Feasibility and Feasibility studies, permitting, construction and development, operation, and final closure of mining properties. Atna offers value to its investors through leverage to gold price through the development and operation of precious-metal mines in the politically stable western United States. The Company owns or controls a number of properties with well-defined gold resources, providing a call on future value that can be unlocked either through direct development and production or through the development and sale of assets.

The Company is targeting production of 55,000 to 65,000 ounces of gold, combined, from both Briggs and Pinson in 2015. The consolidated average cash cost of gold production is expected to be between $800 and $900 per ounce, and all-in sustaining cost (AISC) is expected to be between $890 and $990 per ounce in 2015.

The Company is focused on generating cash by taking full advantage of past investments in mine development and recovering in-process gold inventories, while also embracing technical and contractual improvements to its operations to reduce operating costs. Cash flows in 2015 are expected to be enhanced by a number of factors:

•	The Pinson Underground mine was substantially developed for production in 2012-2013. Only minimal development expenditures are required to continue and increase production at the property. Our anticipated operating strategy is to fund ongoing development with profits from mine operations.
•	Long-hole stoping was successfully tested at Pinson in the Third Quarter 2014. This mining method results in higher productivity and lower operating costs than the underground drift and fill method exclusively utilized during prior operations at Pinson Underground. A combination of both mining methods will be utilized as appropriate in future mine operations.
•	The Company has entered into favorable agreements for the sale of Pinson ore to Newmont’s nearby Twin Creeks’ metallurgical facilities. This substantially reduces transportation and working capital costs, while the modern processing facilities at Twin Creeks have improved gold recoveries.
•	Pinson has entered into a productivity-based mining agreement with an experienced contract-mining group reducing overall mining costs.
•	Pre-stripping activities in the Briggs Main North (BMN) pit were completed in the Third Quarter 2014. This pit is providing a strong source of ore with declining waste stripping ratios. Mining in this pit is anticipated to continue into the second half of 2015, substantially reducing working capital requirements at Briggs. Additional pre-stripping activity may be planned to open other pits as justified by improvements in the gold market.
•	The Briggs mine retains a substantial inventory of work-in-progress gold inventory in the leach pad and gold plant. Incremental costs to complete and recover the gold from the leach pad are limited to leaching and processing costs. Plant and leach operations will focus on the recovery of this gold inventory over the next several years.

The Company’s financial results are not significantly impacted by seasonality. Expenses and income vary depending on gold price; the tons of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, aggregate, and maintenance costs; contract mining and processing costs; gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors. Significant operating costs include: labor and benefits, fuel, maintenance and supplies, chemicals, explosives, and outside services. Competition for experienced mining staff continues to be an issue and has been a factor in increasing the costs of doing business. Fuel cost is a significant cost factor at Briggs. In 2014 and 2013, diesel fuel represented approximately 23 percent and 22 percent of “Cost of sales, excluding depreciation”, respectively. The prices of consumable materials, used in the production and processing of gold ores, stabilized in 2013 after rapid price increases over the prior three years and declined in late 2014, led by recent declines in the price of oil.

In August 2011, the Company issued a C$20 million note (“Sprott Loan”) to Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition and initial development of Pinson, through the acquisition of the remaining 70 percent interest in the Pinson Property, further described under “D. Property, Plant and Equipment – Production Property – Pinson Mine Property, Nevada”. Pinson Underground was developed in 2012 and 2013 and placed on care and maintenance in June 2013. In June of 2014, the Company re-commenced mining operations at Pinson Underground. (See descriptions of historical financings under “Item 5, B. Liquidity and Capital Resources, Debt”.)

In November 2014, the Company sold Reward and Clover, by way of a $10.0 million Share Purchase Agreement with Waterton Nevada Splitter, LLC, a portfolio company of Waterton. Approximately $5.0 million of the proceeds was applied to paying down principal and interest owed under the Waterton Loan. The remaining $5.0 million of proceeds were available for general corporate purposes. The tax- and cost- basis in these properties was $4.4 million.

The Company reviews acquisition opportunities that could provide potential long term value through further investment. The target property would need to be located in a setting where positive community relations may exist, where development of that property would not create long term environmental issues, and where there is a reasonable chance of obtaining the required permits and a profitable gold mine can be developed.

County, state, and federal regulatory agencies having authority over the Company’s exploration, development and mining are numerous and include, but are not limited to: Mine Safety and Health Administration, U.S. Department of Occupational Safety and Health, Department of the Interior, Bureau of Land Management (BLM), U.S. Forest Service, U.S. Department of Alcohol Tobacco and Firearms, U.S. Department of Homeland Security, U.S. Environmental Protection Agency, U.S. Corp of Engineers, California Department of Occupational Safety and Health, California Air Resources Board, Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency, Nevada Division of Environmental Protection (NDEP), the Montana Department of Environmental Quality (MDEQ), Inyo County California, Nye County Nevada, and Humboldt County Nevada.

Numerous factors affect the marketing of metals, many of which are beyond our control. Products are dictated by the ore reserves located, developed, and mined. Metals are widely traded on international markets, so the sale of products does not require significant marketing except to the extent milling and refining capacities become a limitation. Metal prices are determined by volatile international market factors beyond the Company’s control. Such factors include marketplace speculation as to gold’s value as a safe haven, basic supply/demand fundamentals, inflation, conditions in alternative investment markets, the strength or weakness of the U.S. Dollar, governmental economic policies, central banks’ sales and purchases, political unrest, and other factors noted under “Item 3. D. Risk Factors”. Fluctuating metal prices may have a significant impact on our results of operations and operating cash flow. Decreasing mineral prices will adversely affect the market values of our properties and may lead to the recording of asset impairments.

The decision to put a mine into production and the commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. The economics of a gold mine change over time due to gold price fluctuations during the project’s life. Although it is possible in certain circumstances to protect against price fluctuations by hedging, at a cost and given adequate credit facilities, the volatility of mineral prices represents a substantial risk to the realization of adequate returns. In the last five years, the London PM Fix price per ounce of gold has been between $1,142 (November 2014) and $1,895 (September 2011). The range of price movements in 2014 was between $1,142 and $1,385 per ounce, with the average London PM Fix price being $1,266 per ounce.

Exploration, development, and production programs conducted in the U.S. are subject to local, state, and federal regulations regarding environmental protection. A significant amount of the mining and exploration activities are conducted on public lands, which are administered by either the BLM or the US Forest Service. Exploration for or the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of water sources, waste materials, odor, noise, dust and other environmental protection requirements adopted by federal, state and local governmental authorities. As a result, environmental assessment or environmental impact studies are generally required before any proposed exploration work or production activities can be commenced. The requirements imposed by such authorities may be costly, time consuming, and may delay or restrict the conduct of exploration, development, and mining operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations.

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

21

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

A NI 43-101 Technical Report and Pre-Feasibility Study on the Pinson property titled “NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” dated October 17, 2014 with an effective date of June 30, 2014 (the “Pinson Technical Report”) was endorsed by Richard E. Kiel, PE, Edward H. Minnes, PE, and Russ Browne, PE, all of Golder Associates Inc., Joseph M. Keane, PE of SGS Metcon/KD Engineering, Donald E. Hulse, P.E. of Gustavson Associates, LLC and Mark A. Odell, PE and Karl T. Swanson, SME, MAusIMM, of Practical Mining LLC. The Company is currently mining the new underground reserve and progressively ramping-up production levels. Additional permitting is required to commence development of the open pit reserves at the project.

Gold Mineral Reserves - Proven and Probable (1 & 2)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs(1) 100% Atna
Proven	2,157	0.017	37,584
Probable	1,862	0.017	31,314

Briggs reserves	4,019	0.017	68,899

Pinson Underground(2) 100% Atna
Proven	62	0.375	23,224
Probable	327	0.408	133,144

Pinson Underground reserves	389	0.402	156,368

Total reserves	4,408	0.051	225,267

(1)	Briggs mineral reserve summary is based on a 0.0069 opt gold incremental leach cut-off grade calculated using $1,300 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., former V.P. and COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled by Mr. Read for mine production through 2014 and is current as of December 31, 2014.

(2)	Both the Pinson Open Pit –Mag Pit and Pinson Underground reserves are supported by the NI 43-101 Technical Report and Pre-Feasibility Study on the Pinson property titled “NI 43-101 Technical Report, Pinson Project, Preliminary Feasibility Study, Humboldt County, Nevada” dated October 17, 2014 with an effective date June 30, 2014 (filed on SEDAR in October 2014) (the “Pinson Technical Report”), endorsed by Richard E. Kiel, PE, Edward H. Minnes, PE, and Russ Browne, PE, all of Golder Associates Inc., Joseph M. Keane, PE of SGS Metcon/KD Engineering, Donald E. Hulse, P.E. of Gustavson Associates, LLC and Mark A. Odell, PE and Karl T. Swanson, SME, MAusIMM, of Practical Mining LLC. Mineral reserves have been updated and reconciled for mine production in 2014 and are current as of December 31, 2014.

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, and 5)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1,2)	9,503	0.021	197,034
Pinson - Underground 100% (1,3)	61	0.558	34,129
Pinson - Open pit 100% (1,3)	21,159	0.035	732,000
Columbia - 100% (4)	5,370	0.047	254,400
Cecil-R - 100% (5)	858	0.024	20,800

Total measured	36,951	0.034	1,238,363

Indicated
Briggs - 100% (1,2)	16,378	0.019	306,504
Pinson - Underground 100% (1,3)	737	0.419	309,011
Pinson Open pit 100% (1,3)	4,307	0.058	249,600
Columbia - 100% (4)	11,294	0.043	487,300
Cecil-R - 100% (5)	2,382	0.022	52,700

Total indicated	35,098	0.040	1,405,115

Measured & indicated
Briggs - 100% (1,2)	25,881	0.018	503,538
Pinson - Underground 100% (1,3)	798	0.430	343,140
Pinson - Open pit 100% (1,3)	25,466	0.039	981,700
Columbia - 100% (4)	16,664	0.045	741,700
Cecil-R - 100% (5)	3,240	0.023	73,500

Total measured & indicated	72,049	0.037	2,643,578

Inferred
Briggs - 100% (2)	11,949	0.018	213,181
Pinson - Underground 100% (3)	1,672	0.419	700,757
Pinson - Open pit 100% (3)	824	0.034	28,300
Columbia - 100% (4)	10,705	0.042	453,600
Cecil-R - 100% (5)	5,144	0.019	99,400

Total inferred	30,294	0.049	1,495,238

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred (5)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	Mineral Resources for Briggs, Pinson Underground, and Pinson Open Pit include Proven and Probable Reserves.
2.	Briggs Report, NI 43-101 Technical Report Briggs Mine, dated May 29, 2012; 0.006 opt gold cut-off, adjusted for actual production through December 31st, 2014 and other changes during production.
3.	Pinson Technical Report, NI 43-101 Technical Report, dated October 17, 2014: using 0.22 opt sulphide and 0.190 opt oxide cut-off (underground) and 0.010 opt cut-off (open pit). The underground resource has been reconciled against development and mining completed through December 31, 2014.
4.	Columbia Report, NI 43-101 Technical Report Columbia Gold Property, June 2010; 0.020 opt gold cut-off.
5.	Cecil R Report, NI 43-101 Technical Report Cecil R Gold Property, March 2010; using a 0.010 opt gold cut-off.

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

PRODUCTION PROPERTIES

Briggs Mine, California

The Briggs gold mining property (“Briggs”) was acquired by the Company in 1990. The Briggs mine was initially constructed in 1995; mining ceased in 2004 due to gold-market conditions, and commercial production recommenced in mid-2009. Briggs is a conventional open pit mine that uses heap leach gold recovery methods. Ore is crushed to a targeted 80 percent passing a ¼-inch-screen prior to placement on the leach pad; and targeted gold recovery from the leaching process is 80 percent.

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

N
Ballarat
Pleasent Canyon
Middle Park Canyon
Shephard Canyon
Anthony Mill
Alkali Flats
South Park Canyon
T22S
T23S
Big Horn Canyon
Water Canyon
R42E
R43E
178
Briggs Mine
PANAMINT
Redlands Canyon
Manly Peak
PANAMINT
RANGE
R43E
R44E
Fish Canyon
R44E
R45E
T23S
T24S
Coyote Canyon
RANGE
ARGUS
VALLEY
SLATE
Valley Wells
Wilson Canyon
Trone Airport
T24S
T25S
Copper Queen Canyon
Naval Reservation
Pioneer Point
RANGE
Trona
2 Miles
Argus
Searles Lake
R43E
R44E
R44E
R45E
Bishop
Big Pine
Independence
Lone Pine
Nevada
California
Furnace Creek
Olancha
Detail Area
Little Lake
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

Briggs met production targets in 2014 for total tonnages mined, but did not meet ore production targets. Through the first three quarters of 2014, mined ore originated primarily from the Goldtooth pit where mineralization is controlled by proximity to the Goldtooth fault structure. High grade ore zones associated with the fault were modeled to be relatively continuous, but in actuality were found to be in pods, with limited continuity, reducing ore tons available for mining. As a result, actual ore production reconciled poorly against the resources modeled in this pit. This shortfall resulted in periods of low or no ore supply to the crusher, reducing ore tons placed on the leach pad, which ultimately reduced overall gold production at Briggs for the year. Mining in the Goldtooth pit ended several months before expected due to a slope failure in the lower reaches of the pit and the presence of water in the lower benches. The Company impaired $1.0 million of residual book-value for this pit when it was depleted in Fourth Quarter 2014.

In the Third Quarter 2014, the primary ore supply transitioned from the Goldtooth pit to the Briggs Main North (BMN) pit as stripping activities were completed. Ore mining in the BMN pit is expected to continue under the current operating plan through August of 2015. To date, ore tons and grades mined from the BMN pit have exceeded resource model projections. A decision was made to stop ongoing stripping activity on the Briggs Main (BM) pit, the next pushback in the sequence, due to limited profit potential under current gold market conditions. Should gold prices improve for a sustained period, re-commencement of stripping activity may be considered. Approximately 2.5 million tons of waste stripping is required to access an additional two years of ore supply in the BM pit. Water pumping from the bottom of the BM pit will be required to maintain dry working conditions.

The crushing plant at Briggs continues to be a bottleneck to production. No major component failures were experienced in the plant in 2014, but design bottlenecks and numerous small mechanical and electrical failures continued to hamper operations. Additional maintenance and capital investments in the power plant, conveying equipment, and the crushing/screening plant will be required to improve availability and operating rates in the crushing, power and process plants.

Targeted production for Briggs in 2015 is 25,000 to 30,000 ounces of gold, with the average full-year cash cost expected to be in the range of $800 to $900 per ounce. This cash cost is improved relative to recent historical periods due to a declining stripping ratio in the first half of 2015 and to a lower cost of gold recovery from inventory in the second half of 2015. AISC of $1,000 to $1,100 per ounce is expected in 2015 for Briggs.

Production details for Briggs in 2014 and 2013 are shown in the following tables.

	First	Second	Third	Fourth	Total
Production Statistics for 2014	Quarter	Quarter	Quarter	Quarter	2014
Waste tons	2,522,000	2,767,800	2,835,700	2,464,500	10,590,000
Ore tons	599,300	474,700	431,400	484,000	1,989,400
Total tons	3,121,300	3,242,500	3,267,100	2,948,500	12,579,400
Strip ratio (waste tons / ore tons)	4.2	5.8	6.6	5.1	5.3
Ore grade (oz/ton)	0.019	0.020	0.023	0.020	0.020
Contained gold ounces mined	11,400	9,290	9,800	9,800	40,290
Gold ounces sold	7,800	8,200	7,300	7,600	30,900
Recoverable gold ounces in inventory	19,000	18,100	18,000	17,900	17,900
Cash cost of gold sales ($/oz)	$1,038	$1,056	$1,042	$1,013	$1,037
All-in sustaining cost (AISC) ($/oz)	$1,175	$1,215	$1,190	$1,156	$1,184

	First	Second	Third	Fourth	Total
Production Statistics for 2013	Quarter	Quarter	Quarter	Quarter	2013
Waste tons	2,635,600	2,505,800	1,975,100	2,369,300	9,485,800
Ore tons	371,800	562,200	624,100	581,500	2,139,600
Total tons	3,007,400	3,068,000	2,599,200	2,950,800	11,625,400
Strip ratio (waste tons / ore tons)	7.1	4.5	3.2	4.1	4.4
Ore grade (oz/ton)	0.022	0.019	0.019	0.018	0.019
Contained gold ounces mined	8,000	10,800	11,600	10,600	41,000
Gold ounces sold	7,700	6,800	9,100	8,100	31,700
Recoverable gold ounces in inventory	15,100	17,300	17,300	18,100	18,100
Cash cost of gold sales ($/oz)	$1,098	$1,131	$986	$977	$1,042
All-in sustaining cost (AISC) ($/oz)	$1,452	$1,409	$1,084	$1,109	$1,249

Note: Cash cost of gold per ounce sold is a non-IFRS measure and is calculated utilizing Gold Institute Standards. All-in sustaining cost (AISC) is also a non-IFRS measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of IFRS measures to these non-IFRS measures follows later in this section.

Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, changes in inventory, and mine-site depreciation, amortization, and depletion.

AISC is a non-IFRS performance measure developed by the World Gold Council. This measure uses cash costs per ounce sold as its basis and adds sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions, as allocable to Briggs.

The following schedule reconciles cost of sales to cash cost and AISC per gold ounce sold for the periods indicated.

	2014	2013
Total cost of sales	$43,879,500	$42,910,500
Less - mining related depreciation and amortization	(7,571,300)	(7,015,100)
Less - silver by-product credits	(223,600)	(286,300)
Less - adjustment of inventory to net realizable value	(4,087,400)	(2,595,600)
Total cash cost of sales	$31,997,200	$33,013,500

Ounces sold	30,845	31,687

Total cash cost per ounce	$1,037	$1,042

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$20	$25
Accretion of Asset Retirement Obligation	7	7
Sustaining exploration expenditures	4	5
Sustaining capital expenditures	116	170
AISC	$1,184	$1,249

Briggs produced $0.1 million in operating cash flow in Fourth Quarter 2014, net of $1.3 million used to increase working capital, principally to pay-down trade payables and increase trade-receivables and inventory. Gold ounces sold increased 4 percent in Fourth Quarter 2014 relative to Third Quarter 2014. The cash cost of gold per ounce sold decreased in Fourth Quarter 2014 by approximately 3 percent over Third Quarter 2014. This change in the average cash cost per ounce was driven largely by cost reduction efforts and declining diesel prices.

Briggs produced $6.7 million in operating cash flow and reported a loss of $6.2 million in 2014 before tax and intercompany allocations. Gold ounces sold by Briggs decreased approximately 3 percent in 2014 over 2013, and the average sales price of gold declined by approximately 11 percent. As a consequence, revenues declined by $5.9 million, or by 13 percent. Cost of sales, excluding depreciation and amortization and inventory adjustments to net realizable value, decreased $1.1 million, or by 3 percent in 2014 relative to 2013. This decrease was primarily due to fewer ore tons being available for crushing as explained above, which reduced overall crushing and processing costs. Fewer ounces were produced and sold as a result of this same shortfall.

Briggs’ production costs on a per ton-mined and ton-processed basis are summarized below for 2014 and 2013.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	2014	2013
Mining	$/ton of material, ore & waste	$1.38	$1.54

Mining	$/ton of ore crushed	$8.76	$8.64
Crushing	$/ton of ore crushed	$3.59	$3.19
Leach and Plant	$/ton of ore crushed	$2.91	$2.79
Site Gen and Admin	$/ton of ore crushed	$3.70	$3.34
Total Operating Cost	$/ton of ore crushed	$18.96	$17.96

Mining costs per ton of material mined decreased as Briggs effectively mined 8 percent more tons of material in 2014 relative to 2013. Total operating cost on a per ore-ton-crushed basis increased primarily due to a 6.5 percent reduction in the total ore tons crushed in 2014 for reasons previously discussed.

Capital expenditures in 2015 are expected to be between $0.8 million and $1.2 million and are for mining equipment rebuilds. No equipment additions are planned at Briggs in 2015. As of December 31, 2014, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $67.2 million, having a carrying-value of $22.1 million, net of depreciation and amortization.

Mobile equipment at Briggs includes six 85 to 100-ton trucks, three 15-cubic-yard loaders, one 9-cubic-yard loader, three blast-hole drills, four dozers, and two graders. Power for the mine is currently supplied by three 1.1 megawatt diesel generators. The three-stage crushing plant at Briggs has a nominal capacity of 600 to 700 tons per hour depending on hardness of ore-feed. Ore is typically crushed in three stages to a targeted 80 percent minus-¼-inch-size and conveyor-stacked on the leach-pad. Gold recovery at this crush size is estimated to be approximately 80 percent. Briggs uses a gold recovery process that involves the application of cyanide solutions by drip irrigation to crushed ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon that collects the gold from the solution. The gold laden carbon is further processed by pressure stripping the carbon into a more highly concentrated gold bearing solution. The gold bearing solution is further concentrated by an electrowinning circuit, which collects the gold onto electric cathodes which are then melted into gold doré bars. The gold doré bars are shipped to a third party refiner for final processing.

Briggs operates under the requirements of the following significant permits and agencies: (1) Plan of Operations, BLM; (2) Mining and Reclamation Plan, Inyo County; (3) Waste Discharge Requirements, Lahontan; (4) Permits to Operate, Great Basin Unified Air Pollution Control District; and (5) a stream bed alteration permit with California Fish and Game. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.5 million. All surety bonds are subject to annual review and adjustment.

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

The table below summarizes the change in gold reserves in contained ounces at Briggs in 2014.

	Beginning		Other	Ending
Contained Ounces	2014	Production	Changes	2014
Proven	69,013			37,584
Probable	75,264			31,314

Total Briggs Reserves	144,277	(40,290)	(35,089)	68,898

Detailed proven and probable reserves by pit area as of December 31, 2014, estimated utilizing a 0.006 opt gold incremental leach cutoff grade, are shown in the following table. (See “Section D. Property, Plant and Equipment, Summary of Mineral Reserves and Resources” for certification.)

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Briggs Main	Proven	1,388	0.017	23,012
	Probable	1,159	0.016	18,000
	Sub-Total	2,547	0.016	41,012
Briggs Main North	Proven	769	0.019	14,572
	Probable	703	0.019	13,314
	Sub-Total	1,472	0.019	27,887
Total - Briggs Reserves	Proven	2,157	0.017	37,584
	Probable	1,862	0.017	31,314
	Grand Total	4,019	0.017	68,898

Pinson Mine Property, Nevada

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all-weather road about ten miles north of the Golconda Exit from Interstate Highway 80. The property is located on the Getchell Gold Belt in north-central Nevada near its intersection with the north end of the Battle Mountain-Eureka trend. Prior to 2000, Pinson produced over 987,000 ounces of gold from oxidized ore by open pit mining and oxide heap-leach and mill recovery. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Period Comus Formation and is considered a Carlin-type, sedimentary host gold system. Mineralization is focused along and adjacent to the Getchell Fault zone. Mineralization is emplaced as karst fillings and carbonate replacements. Mineralization includes oxide, mixed, and sulfide ores that require different processing methods for gold recovery.

In September 2011, Atna completed an Asset Purchase and Sale Agreement ("APSA") with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold, to acquire PMC’s 70 percent interest in Pinson. The site had previously been operated as a joint venture with PMC owning 70 percent and Atna owning 30 percent. Atna controls approximately four square miles of land containing the historic Pinson Mine and the related mineral resources. Atna had originally entered into an Exploration and Development Agreement with PMC at Pinson in 2004 and ultimately earned a 30% equity interest in the project. The joint venture spent over $50 million on drilling and development work at Pinson from 2004 through 2011.

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

R39E
R40E
R40E
R41E
R41E
R42E
R42E
R43E
T38N
T37N
T37N
T36N
T36N
HOT SPRINGS RANGE
OSGOOD MOUNTAINS
HOGSHEAD CANYON
Pinson Project
N
SR 789
Red House
HUMBOLDT
HUMBOLDT RIVER
EMIGRANT CANYON
IRON POINT
EDNA MTN.
SOUTHERN PACIFIC R.R.
WESTERN PACIFIC R.R.
RIVER
White House Ranch
80
GOLCONDA
0 1 2 3 4 5
MILES
Paradise Valley
Humboldt Co.
Midas
Tuscarora
Detail Area
Elko Co.
Winnemucca
Golconda
Lander Co.
Eureka Co.
Elko
Carlin
Battle Mountain
Palisade
Beowawe
Pershing Co.
20 Miles
Nev.
Explanation
Major Road
Secondary Road
Gold Deposit
Pinson Project
Humboldt County, Nevada
03/1/2012

Pinson Underground

Pinson Underground contains numerous ore zones. The principal zones are the Ogee (OG), Range Front, Otto, Adams Peak, and the CX. To date, ore has been developed and mined in the OG and Otto zones. Development of the Pinson underground mine commenced in early 2012 and mine ramp-up began in late 2012. A total of 4,100 feet of primary and secondary development was completed during 2013 and 2012. The primary spiral was driven to the 4530 level from the 4650 adit level (120 feet below the mine portal) and both top cut and underhand ore mining occurred in three OG-zone stope blocks during development. A total of 30,150 tons of ore mined during development was shipped for processing from which 6,834 ounces were recovered. In June 2013, the mine was placed on care and maintenance status due to deteriorating gold market conditions.

In June 2014, Atna re-started mining at the Pinson Underground mine. This re-start was made possible by new operating contracts and changes to the mine design and operating plan:

•	Pinson entered into ore sale agreements to sell both oxide and refractory sulfide ores to the nearby Twin Creeks operation of Newmont. These agreements include the ability to sell small lots of ore, thus reducing working capital requirements. The close proximity of Twin Creeks to Pinson (8 miles) substantially reduced ore transportation cost.
•	Sulfide-ore gold recovery has averaged 94% to 95% in the Twin Creeks autoclave facility, a substantial improvement over the 85% to 86% recovery achieved when sulfide ore was processed in a roasting facility in 2013.
•	Pinson successfully tested its first long-hole mining stope in 2014, producing approximately 6,300 tons of ore at a grade of 0.357 ounces per ton from a stope measuring 100 feet long by 45 feet high and 40 feet wide. This test proved the quality of ground conditions and rock strength required to support this low-cost mining method. Prior mining had exclusively utilized the substantially higher-cost underhand cut-and-fill mining method.
•	Mine plans have been developed to optimize production and costs, using long-hole stoping wherever feasible.
•	A local underground mining contractor was retained on a productivity-based mining contract, replacing the previous time-and-material contract. This resulted in substantially lower mining costs than were experienced in the 2012-2013 development of Pinson.
•	The ability to screen waste rock from mined ores with a three-inch screen deck is increasing the grade of ores shipped and reducing shipped tonnages, resulting in lower transportation and process costs with a negligible loss of gold content.
•	A focus on minimizing overhead and administrative functions has also contributed to cost savings.

Production statistics and operating costs for 2014 are shown in the following table.

	Second	Third	Fourth	Total
Pinson Underground Production Statistics	Quarter	Quarter	Quarter	2014
Oxide Ore tons mined	350	3,270	590	4,210
Sulfide Ore tons mined	-	1,150	3,650	4,800
Total Ore tons mined	350	4,420	4,240	9,010
Oxide ore grade (oz/ton)	0.336	0.366	0.464	0.377
Sulfide ore grade (oz/ton)	-	0.430	0.420	0.423
Contained gold ounces mined	120	1,700	1,800	3,620
Payable gold ounces sold	70	520	1,355	1,945
Payable gold ounces in inventory at period-end	-	560	530	530

Cash cost per gold ounce sold ($/oz)	$275	$1,382	$933	$1,030
All-in sustaining cost (AISC) ($/oz)	$2,419	$1,816	$1,077	$1,325

Underground Mining cost - $/ore ton	$56	$217	$265	$233
Surface support cost - $/ore ton	$0	$9	$18	$13
G&A cost - $/ore ton	$0	$21	$23	$21
Total Direct Cost - $/ore ton	$56	$247	$306	$267

Note: Cash cost per gold ounce sold is a non-IFRS measure and is calculated utilizing Gold Institute Standards. AISC is also a non- IFRS measure and is calculated utilizing guidance from the World Gold Council. A reconciliation of IFRS measures to these non- IFRS measures follows later in this section. Please see Briggs section for descriptions and definitions of these measures.

Cash cost of production and AISC at Pinson declined through 2014 as a result of adopting lower cost structures and increasing gold production. During 2014, one full time operating crew was employed on a 12 hour-per-day, four day-per-week operating schedule. At the start of 2015, a second crew was added, increasing operating time to 24 hours per day, four days per week. During 2015, the Company anticipates adding additional crews to increase the operating time to a 24 hour–per-day, seven day-per-week schedule. Additional crews will be added as additional working faces are developed in the underground mine. Cash costs are expected to decrease through 2015 as ore sales are increased and additional gold units are produced. Targeted production for Pinson in 2015 is 30,000 to 35,000 ounces. Cash costs are expected to settle into the $700 to $800 per ounce range. AISC is expected to settle into the $800 to $900 per ounce range.

The payment for ore sold to the Twin Creeks mine is based the recoverable gold content of the ore, the market price of gold and a payable-percentage based on a sliding scale with higher grade ores receiving a higher payable-percentage. A discount to the payable-percentage may result based on higher organic carbon content.

The following schedule reconciles cost of sales to the cash cost and to AISC per gold ounce sold.

2014
Total cost of sales	$2,489,300
Less - mining related depreciation and amortization	(421,100)
Less - adjustment of inventory to net realizable value	(63,000)
Total cash cost of sales	$2,005,200

Payable-ounces sold	1,947

Total cash cost per ounce	$1,030

Additional sustaining costs per ounce sold:
General & administrative costs - Corporate allocation	$68
Accretion of Asset Retirement Obligation	24
Sustaining exploration expenditures	142
Sustaining capital expenditures	60
All-in sustaining cost per ounce sold	$1,324

Atna completed an NI 43-101 compliant Technical Report dated October 17, 2014 titled “Pinson Project, Preliminary Feasibility Study” that details resources and reserves for the Pinson Underground. The results of this study are summarized below.

Pinson Underground, Summary of Preliminary Feasibility Study

•	Proven and Probable reserves contain 160,000 ounces at a grade of 0.403 opt
•	4-year mine life with upside: a high resource to reserve conversion potential with infill drilling
•	Mining methods: Long-hole stoping with delayed fill, and underhand drift and fill
•	Gold Production: 30,000 to 45,000 ounces per year
•	Average cash cost: $658/oz; Average AISC cost: $767/oz
•	Sustaining capital: $14.3 million over 4 years
•	Pre-tax NPV @ 8% discount: $61 million at $1,300 per gold ounce
•	Project economics remain positive over a wide range of operating costs, capital costs and gold prices.

Practical Mining of Elko, Nevada completed the underground resources, mine plans, and economic costing for this report. A new resource model and mine design for the Pinson Underground project was developed based on all drill results and experience gained from previous development work. Criteria and grade shells used to develop the mineral resource model reflect tighter grade shell constraints and reduced projections along strike and down-dip to reflect experience gained during the mining campaign of 2012 to 2013.

The Pinson Underground resources are summarized in the tables below. The CX resources within section 32 include only Atna’s 41.66% ownership interest.

Pinson Underground Mineral Resources by Area

		Measured			Indicated			Measured + Indicated			Inferred
Redox	Area	ktons	opt	koz	ktons	opt	koz	ktons	opt	koz	ktons	opt	koz
Oxide	CX Section 32	0.3	0.449	0.1	24.6	0.360	8.9	25.0	0.361	9.0	49.1	0.346	17.0
	CX Excluding Section 32	0.0	0.000	0.0	98.8	0.317	31.3	98.8	0.317	31.3	192.5	0.297	57.2
	CX West	3.2	0.366	1.2	67.2	0.342	23.0	70.4	0.343	24.2	16.7	0.288	4.8
	Line Hole North	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	6.8	0.463	3.2
	Line Hole South	6.0	0.374	2.3	4.1	0.399	1.6	10.1	0.384	3.9	0.0	0.000	0.0
	Ogee	19.9	0.515	10.3	46.6	0.478	22.3	66.5	0.489	32.5	13.1	0.314	4.1
	Otto	1.3	0.352	0.5	3.8	0.302	1.2	5.2	0.315	1.6	1.5	0.310	0.5
	Range Front	0.0	0.000	0.0	0.0	0.000	0.0	0.0	0.000	0.0	86.6	0.631	54.7
	Subtotal Oxide	30.8	0.464	14.3	245.1	0.360	88.2	275.9	0.372	102.5	366.2	0.386	141.4
Sulfide	Adams Peak	4.2	0.338	1.4	67.9	0.380	25.8	72.1	0.378	27.2	43.6	0.395	17.2
	CX Section 32	0.0	0.000	0.0	10.9	0.507	5.5	11.0	0.506	5.6	15.9	0.465	7.4
	CX Excluding Section 32	0.0	0.000	0.0	20.6	0.340	7.0	20.7	0.340	7.0	232.6	0.344	79.9
	CX West	2.1	0.545	1.1	54.4	0.320	17.4	56.5	0.329	18.6	38.1	0.430	16.4
	Line Hole North	0.0	0.000	0.0	10.4	0.472	4.9	10.4	0.472	4.9	231.1	0.520	120.1
	Line Hole South	3.8	0.632	2.4	1.3	0.631	0.8	5.0	0.632	3.2	0.0	0.000	0.0
	Ogee	24.6	0.697	17.1	90.1	0.619	55.7	114.7	0.635	72.9	297.0	0.491	145.8
	Otto	4.3	0.351	1.5	83.2	0.493	41.0	87.5	0.486	42.5	69.8	0.457	31.9
	Range Front	0.0	0.000	0.0	152.9	0.409	62.6	152.9	0.409	62.6	377.7	0.372	140.5
	Subtotal Sulfide	39.0	0.605	23.6	491.7	0.449	220.8	530.7	0.461	244.4	1,305.7	0.428	559.3
	Total	67.7	0.543	37.9	736.9	0.419	309.1	806.6	0.43	346.9	1,671.9	0.419	700.7

The Technical Report dated October 17, 2014, with an effective date of June 30, 2014, used a $1,500 gold price to determine the cut-off grades for resource estimates. Cut-off grades of 0.22 opt and 0.19 opt for oxide and refractory sulfide mineral resources, respectively, were used to estimate Pinson Underground mineral resources. Oxide and sulfide mineral reserves have been estimated at cutoff grades of 0.23 opt and 0.22 opt respectively using a gold price of $1,300 per ounce. Mineral Reserves include allowances for 5% mining losses and 10% unplanned dilution at zero grade. These Pinson Underground mineral reserves and resources do not reflect mining depletion in 2014.

Pinson Underground Mineral Reserves

	Proven			Probable			Proven + Probable
Area	Ktons	Opt	Koz.	Ktons	opt	Koz.	Ktons	opt	Koz.
Adams Peak	4.4	0.230	1.0	52	0.353	18	56	0.344	19
CX West	2.8	0.233	0.7	4.7	0.348	1.6	7.5	0.305	2.3
Linehole South	7.4	0.357	2.6	2.3	0.399	0.9	9.6	0.367	3.5
Ogee	48	0.443	21	103	0.480	50	151	0.468	71
Otto	7.5	0.187	1.4	70	0.399	28	77	0.379	29
Range Front				95	0.367	35	95	0.367	35
Total	70	0.384	27	327	0.408	133	397	0.403	160

Underground mining at Pinson consists of two primary mining methods: long-hole stoping with delayed backfill and underhand drift and fill. The preferred sequence for long-hole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. Previous mining at Pinson was exclusively underhand drift and fill. The mine plan initially assumes a two-crew operation with production expanding thereafter to a maximum mining rate of 520 tons per day in 2016. Forecasted production declines in 2017 with the depletion of known proven and probable reserves. Additional infill and step-out drilling from the underground workings will be required to convert additional resources to reserves and extend mine life. The four-year mine plan based on proven and probable reserves is shown in the following table.

	2014	2015	2016	2017	Total
Oxide Ore Mined (Ktons)	13	23	48	27	110
Grade (opt)	0.290	0.156	0.238	0.263	0.233
Contained Gold (koz)	3.6	3.5	11.5	7.1	25.7

Refractory Ore Mined (Ktons)	9	103	142	33	287
Grade (opt)	0.696	0.431	0.471	0.510	0.468
Contained Gold (koz)	6.1	44.4	67.0	17.0	134.4

Total Ore Mined (Ktons)	21	126	190	60	397
Grade (opt)	0.457	0.381	0.412	0.399	0.403
Contained Gold (koz)	9.7	47.9	78.5	24.0	160.1

Gold Sales (koz)	7.7	40.0	64.8	18.9	131.5

Stope Development Drift Ore (Ktons)	9	60	64	8	141
Mechanized Stope Ore Mined (Ktons)	12	65	121	52	251
Shrink Stope Ore Mined (Ktons)	-	-	6	-	6

Expensed Waste Mined (Ktons)	1	30	25	10	65

Primary Development Drifting (feet)	-	3,267	3,179	236	6,682
Secondary Development Drifting (feet)	-	1,053	547	40	1,640
Raise Development (feet)	-	247	142	186	575

The infrastructure necessary to support the initially planned level of underground mining is currently in place. This infrastructure includes a 10,000 KVA connection into the northern Nevada electrical power grid. This service is ample to support both the Pinson Underground and the future Mag Pit project. Additional infrastructure includes three deep dewatering wells with total pumping capacity of over 2,000 gallons per minute and two re-infiltration basins to re-introduce pumped water into the valley gravels, a lined ore stock-pad area, weight-scales, warehouse, change facilities and offices.

Capital expenditures and periods of time for training and ramp-up have been minimized by using a contractor. Future capital spending over the indicated mine life is largely limited to that required to develop 6,700 feet of the decline to access reserves below the current level of development between the 4600 level and the 4100 level.

Economic analysis of the Pinson Underground project, based on proven and probable reserves and a gold price of $1,300 per ounce, shows a net pre-tax Net Present Value (NPV) at an 8% discount rate of $61 million. The after-tax NPV at an 8% discount rate is $51.7 million. Federal income taxes were estimated on a project stand-alone basis using statutory tax rates and do not take into account loss-carryforwards, depreciation of acquisition costs, or the effect of corporate overheads and may therefore overstate actual taxes payable. The Pinson Underground results are estimated on a stand-alone basis with no operating synergies being considered in combination with the Mag Pit project.

The financial results projected by the Study follow, inclusive of non-IFRS measures. The Study included “EBITDA”; as defined here, differently than defined by the Company later in this document; as a measure of expected operating performance and as an indicator of cash expected to be generated through operations. The closest IFRS measure for EBITDA, as used in the Study, is operating profit. From operating profit, the Study excludes depreciation expense. The Study made no assumption as to the financing of the project and consequently did not include interest expense within projected net income, however, the determination of a discounted present value inherently assumes financing costs within the discount factor.

Calendar Year	Total	2014	2015	2016	2017

Pinson Underground Study’s Projected Income Statement in ($000’s) —

Total Gold Sales (revenue)	170,971	10,051	52,039	84,253	24,628

Total Operating Cost	(71,922)	(4,045)	(23,464)	(33,261)	(11,152)
Royalties	(10,258)	(603)	(3,122)	(5,055)	(1,478)
Nevada Net Proceeds Tax	(4,352)	(270)	(1,254)	(2,263)	(564)
Total Cash Cost	(86,532)	(4,918)	(27,841)	(40,579)	(13,194)
EBITDA	84,439	5,133	24,198	43,673	11,434

Depreciation	(14,340)	0	(2,351)	(8,582)	(3,407)
Pre-Tax Income	70,099	5,133	21,847	35,091	8,027
Income Tax	(18,375)	(1,339)	(7,288)	(8,124)	(1,624)

Net Income	51,724	3,795	14,559	26,967	6,403

Calendar Year	Total	2014	2015	2016	2017

Cash Flow Statement (000's)

Net Income	51,724	3,795	14,559	26,967	6,403
Depreciation	14,340	0	2,351	8,582	3,407
Working Capital	0	(567)	(2,645)	(1,470)	3,160
Operating Cash Flow	66,064	3,227	14,265	34,079	12,970

Capital Costs
Capitalized Development	(13,740)	0	(6,870)	(5,972)	(899)
Mine Capital	(600)	0	(400)	(200)	0
Total Capital	(14,340)	0	(7,270)	(6,172)	(899)

Net Cash Flow	50,202	3,227	6,995	27,908	12,072
Cumulative Cash Flow		3,227	10,222	38,130	50,202

Project economics remain positive with a wide range of variations in operating costs, capital costs and gold prices. Following is a table indicating sensitivities to possible changes.

Variance		-40%	-20%	0%	20%	40%
Gold Price	NPV($M)	$7.1	$33.9	$60.7	$87.4	$114.2
	PI	1.56	3.66	5.76	7.87	9.97

Oper. Costs	NPV($M)	$84.9	$72.8	$60.7	$48.6	$36.5
	PI	7.66	6.71	5.76	4.81	3.86

Capital Costs	NPV($M)	$65.7	$63.2	$60.7	$58.1	$55.6
	PI	9.60	7.20	5.76	4.80	4.12

Notes:

1.	Profitability Index (PI) is the ratio of the present value of cash flows to investment.
2.	The internal rate of return is undefined when, as in this case, the cash flow is positive for all years of the project including in the first year.

Study recommendations for the Pinson Underground are to expand the current underground contract mining program to a full-scale production schedule, to continue mining mineral reserves accessed by the existing development, and to resume development of the Pinson spiral in 2015. Underground drilling will be required to convert additional resources to reserves to extend the mine life beyond that shown.

Pinson Underground is permitted to extract by underground mining up to 400,000 tons of ore per year for off-site processing and for the placement in waste dumps of approximately 1.0 million tons of material. Atna has provided the State of Nevada with approximately $1.7 million of bonding for the property and the underground mine.

Production in 2014 reduced mineral reserves from those shown above as demonstrated in the following table:

	31-Dec		Other	Ending
Contained Ounces	2014	Production	Changes	2014
Proven	23,224	3,749	0	26,973
Probable	133,144	0	0	133,144

Total Briggs Reserves	156,368	3,749	0	160,117

For additional information on Pinson reserves and resources see section “D. Property, Plant and Equipment, Summary of Mineral Reserves and Resources”.

DEVELOPMENT PROPERTIES

Mag Pit at Pinson

The Mag Pit deposit is adjacent to and separate from the Pinson Underground deposit. Pinson was previously operated as an open-pit mine that produced gold from oxide ores by heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open pits providing new information and expanding the mineral resource base in and around the old pits.

Mag Pit mineralization is typical of a Carlin-type system in that mineralization will range from fully oxidized in nature to fully refractory sulfide at depth with a range of mixed oxide-sulfide mineralization between these ranges. It was determined from metallurgical test work and past operating experience that cyanide soluble gold assays can be utilized as a good proxy for recoverable gold content. Cyanide soluble content may range from as high as 90 percent in highly oxidized material to zero percent in the refractory sulfide. Gold recovery approximately tracks cyanide soluble gold content which is expected to average approximately 60 percent across all ore types.

Atna completed an NI 43-101 compliant technical report dated October 17, 2014 titled “Pinson Project, Preliminary Feasibility Study” with an effective date of June 30, 2014, that details resources and reserves for the Mag Pit. A number of reputable firms and their Qualified Persons worked on the study. Golder Associates Inc. (Golder) of Lakewood, Colorado was the primary author of the report and was responsible for open pit and heap leach design and costing, and Golder takes overall responsibility for its content except as noted below. SGS-Metcon/KD Engineering of Tucson, Arizona was responsible for open pit metallurgy, crushing and recovery plant designs and for the cost estimates of those facilities. Open pit resources were estimated by Gustavson Associates of Lakewood, Colorado.

The Mag Pit resource is disseminated and near surface. It is suitable for exploitation by surface mining methods. The Mag Pit mineral resource, as previously reported in the May 18, 2012 Technical Report, is shown in the following table. The grade of mineralization shown reflects total contained gold ounces per ton (opt).

Mag Pit Mineral Resources

Open Pit Mineral Resource by Area, 0.010 opt Au Cutoff
	Measured			Indicated			Measured + Indicated			Inferred
Zone	Tons (1,000)	Gold Grade (opt)	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)	Tons (1,000)	Gold Grade opt	Gold Ounces (1,000)
Mag Pit	20,631	0.034	711	2,704	0.074	201	23,335	0.039	912	533	0.038	20
South Zone	528	0.040	21	1,604	0.030	49	2,131	0.033	70	291	0.028	8
Total	21,159	0.035	732	4,307	0.058	250	25,466	0.039	982	824	0.034	28

The life-of-mine mineral reserves for the open pit, as shown in the following table, are based on a gold price of $1,250. Mineral reserves are calculated at an internal cyanide-soluble gold cutoff grade of 0.006 opt. Cyanide soluble gold grade (AuCN), versus total gold grade, was utilized to drive the reserve estimate for the Mag Pit due to the presence of refractory sulfide, non-heap-leach-recoverable gold mineralization in the resource.

Mag Pit Mineral Reserves

Reserve Summary at 0.006 opt AuCN Cutoff (Imperial)
		Proven			Probable			Proven + Probable
Zone		Ounces	Tons (1,000)	Grade (opt)	Ounces	Tons (1,000)	Grade opt	Ounces	Tons (1,000)	Grade opt
Mag Pit	Au	250,579	6,323	0.0396	72,065	837	0.0861	322,644	7,160	0.0451
Mag Pit	AuCN	140,554	6,323	0.0222	43,047	837	0.0514	183,600	7,160	0.0256

Note: Grade reported in both total gold grade (Au) & heap leach recoverable gold (AuCN)

The reserves are currently constrained by the limits of private fee-owned property that contain portions of the Mag Pit mineralization zones within Sections 33 and 28 of the property. Potential to develop additional mineralized resources exists outside of these constraints. This potential development would require pit expansion beyond the limits of the private fee-owned lands onto federal lands and is not under consideration at this time. An additional study is recommended to evaluate the potential to develop these resources.

The mining method proposed for the Mag Pit consists of traditional drill and blast operations followed by loading rear-dump haul trucks for ore transport to the crushing plant and the waste rock storage facilities. A fleet of 100-ton haul trucks and 16 cubic-yard wheel loaders will be utilized. The mining fleet has been selected to match the mine plan’s targeted production rate of 1.5 million ore tons per year. The proposed mining schedule employs two ten-hour shifts per day, seven days per week. This study assumes that new mining equipment is purchased and mining is conducted by Atna employees.

Metallurgical test work supports the processing of the Mag Pit ores by crushing, heap leaching, with metal recovery by carbon adsorption, desorption, and electrowinning. The development plan for the Mag Pit envisions two-stage crushing, recovery by heap leaching, and gold recovery in an ADR plant.

The Mag Pit mine is projected to have a life of 6 years with a payback of 4.4 years at a gold price of $1,300 per ounce. The project’s expected cash-operating cost is estimated to be $627 per ounce of gold. The cash flow assumes that all equipment, including mining equipment, is purchased outright versus being financed over time or purchased used, the latter less capital intensive options being more likely. Contract mining was not reviewed as an option, but due to the relatively short project life, would likely improve economic returns and reduce up-front capital costs. Additionally, the leaching of run-of-mine ore, the recovery method historically used at Pinson, may also be a viable option for reducing capital and operating costs and increasing overall returns, relative to the two-stage crushing operation assumed in the Study.

Economic analysis of the Mag Pit project, at a gold price of $1,300 per oz shows a pre-income tax Net Present Value at 8% (NPV8) of $28.1 million, after inclusion of the Nevada Net Proceeds tax, using a 0.0064 opt cyanide soluble cutoff grade. This yields an internal rate of return of 19.5%. These results are estimated on a stand-alone basis with no operating synergies assumed with Pinson Underground.

The capital and operating cost estimates for the Mag Pit project have been developed assuming that it is developed and mined by Atna. Given the project’s short mine life, the plan calls for minimal sustaining capital. The estimated equipment salvage value (US$11.6M) is included in the cash flow analysis shown below.

Summary of Estimated Open Pit Capital Costs (US$)

Item	Total
Open Pit Mine Capital (Initial and sustaining)	$25,657,274
Surface Facilities (Heap Leach Facility and Shop)	$9,788,000
Processing Equipment, Leach Pad, & Facilities	$30,160,960
Misc: Bonding Cost	$1,273,000
Total	$66,879,234

Annual operating cash flows using a gold price of $1,300 per ounce are shown in the following table, inclusive of non-IFRS measures defined in the Study.

Mag Pit Estimated Yearly Production and Cash Flow Summary ($000s)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	TOTAL
Production Statistics
Waste Tons Mined (000s tons)	11,965	8,528	7,561	1,355	558	96	30,064
Ore Tons Mined (000s tons)	391	1,547	1,474	1,540	1,531	678	7,160
Ore Tons Processed (000s tons)	380	1,521	1,510	1,521	1,521	707	7,160
Au Oz’s Mined (Ounces)	5,519	39,198	27,314	41,166	46,412	23,991	183,601
Au Oz’s Sold (Ounces)	4,195	31,115	30,166	37,842	45,153	35,130	183,601
Cumulative Oz’s Sold (Ounces)	4,195	35,310	65,476	103,318	148,471	183,601	183,601
GROSS SALES REVENUE ($000) @ $1,300/oz	$5,453	$40,450	$39,216	$49,194	$58,699	$45,669	$238,681
Selling Costs @ $ 1.57/oz ($000)	$7	$49	$47	$59	$71	$55	$288
NET SALES REVENUE ($000)	$5,446	$40,401	$39,169	$49,135	$58,628	$45,614	$238,393
Cash Production Costs ($000)
Direct Operating Costs	$14,031	$22,675	$23,168	$16,881	$15,962	$8,031	$100,748
Mine Indirect Costs	$1,365	$1,362	$1,359	$1,224	$1,171	$1,164	$7,644
Royalties	$138	$848	$609	$1,312	$2,274	$1,403	$6,583
TOTAL CASH COSTS ($000)	$15,534	$24,885	$25,136	$19,416	$19,406	$10,598	$114,976
Cash Cost Per Au oz ($/oz)	$2,814	$635	$920	$472	$418	$442	$626
EBITDA ($000)	$(10,087)	$15,515	$14,033	$29,719	$39,221	$35,016	$123,417
EBITDA Per Au Oz ($/oz)	$(1,828)	$396	$514	$722	$845	$1,460	$672
Capital Expenditures ($000)	$66,521	$0	$0	$(4,461)	$(502)	$(6,309)	$55,248
Nevada Net Proceeds Taxes ($000)	$7	$439	$353	$1,173	$1,679	$1,441	$5,092
NET-PRE INCOME TAX CASH FLOW ($000)	$(76,615)	$15,076	$13,680	$32,313	$38,045	$39,885	$63,078
Pre-Tax Cash Flow Cumulative ($000)	$(76,615)	$(61,538)	$(47,859)	$(14,852)	$23,193	$63,078	$63,078
Federal Income Tax	$0	$0	$0	$(836)	$(5,806)	$(8,319)	$(14,960)
NET AFTER TAX CASH FLOW ($000)	($76,615)	$15,076	$13,680	$32,171	$32,239	$31,566	$48,117

NPV PRE-TAX ($000) = $28,133 at 8% – IRR = 19.5%
NPV AFTER-TAX ($000) = $18,325 at 8% - IRR = 16%

Mag Pit Project Economic Summary

Gold Price $/oz	$1,300
Total Au Ozs	183,600
Pre-Tax NPV 8%	$28,133,000
After-Tax NPV 8%	$18,325,000
Pre-Tax IRR	19.5%
Pre-Tax Payback (yrs)	4.4
Cash Cost/Oz	$627

The following table shows the results of ±10 percent changes in gold price, operating expenditures, and capital expenditure assumptions. It is apparent that the NPV is more sensitive to sales price than to capital or operating cost changes.

Open Pit Sensitivity Analysis for Price, OPEX, CAPEX ($000s)

%Change	Pre-Tax NPV @ 5%	Pre-Tax NPV @ 8%	Pre-Tax NPV @ 10%
Gold Price
-10%	20,726	11,551	6,327
0%	39,252	28,133	21,768
+10%	57,926	44,854	37,343
Operating Cost
-10%	48,535	36,643	29,817
0%	39,252	28,133	21,768
+10%	29,968	19,623	13,720
Capital Cost
-10%	44,710	33,533	27,124
0%	39,252	28,133	21,768
+10%	33,794	22,733	16,413

Submitting a Mine-Plan-of-Operations and Mine Reclamation and Water Pollution Control Permit applications to the NDEP are the steps required to commence the permitting process for the Mag Pit.

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

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a study to further define the economics of the project which may potentially justify commencing the permitting process.

The Columbia mineral resource estimate is summarized in the Summary of Mineral Resources and Reserves section utilizing a cut-off gold grade of 0.02 opt, which is calculated utilizing expected operating cost and recovery parameters as developed in the Columbia PEA with supporting metallurgical test work. The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia PEA was prepared in 2010. As a result, both capital and operating costs are dated and are no longer quoted. The Columbia PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce an average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life of both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

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

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to approximately 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach tests on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

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

The Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental data collection program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Extensive logging operations and timber sales were conducted from the property throughout the summers of 2013 and 2014.

Gold mineralization at Columbia is considered a Tertiary-age, low-sulfidation, epithermal volcanic-hosted quartz-adularia vein system. Mineralization is associated with two high-angle fault zones which host the two principal vein and stockwork vein zones known as the Columbia and Donnely veins. The veins are exposed on the surface for over 7,000 feet in a north-south direction and have been explored to a depth of over 500 feet vertically. Gold and silver mineralization is accompanied by broad zones of argillic to propylitic alteration of the dominantly mafic volcanic flows which host the deposit.

Columbia is not currently permitted for development. As with virtually all mining projects in the United States, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

Stonewall Mountain
N
To Great Falls MT
200
T15N
T14N
Blackfoot River
Lincoln
Lincoln Airport
Blackfoot River
Columbia Mine Project
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

In 2006, Atna acquired the Suitcase and Mineral Hill gold properties located east and upslope from Cecil R and Jackson for 10,000 shares of common stock of Atna. In addition, Atna will pay a total of $135,000 in ten yearly installments, plus a 3 percent NSR royalty that may be reduced to 1 percent for $0.5 million per point of reduction.

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

None of the Cecil R, Jackson, Suitcase or Mineral Hill deposits are permitted for operation. Permitting will be required before any operation may be contemplated.

EXPLORATION PROPERTIES

Sand Creek Uranium Joint Arrangement, Wyoming

In August 2006, the Company and Uranium One Exploration USA Inc, (“Uranium One”) formed the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 20,900 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in later periods (“the “Supplemental Agreement”). Under the Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before June 2015 to increase its interest in the project from 30 percent to 51 percent. As of December 31, 2014, Uranium One reported having spent $1.4 million of the $1.6 million, resulting in their ownership interest being increased to 40.4 percent. At termination or completion of the Supplemental Agreement, the Sand Creek JV will remain effective and the parties’ operating interests will be set in proportion to the amount of their respective expenditures.

The Sand Creek JV area was identified by the Company and its former joint venture partners during a uranium exploration program in the 1980s. Since that time a total of 174 drill-holes have been completed totaling approximately 130,000 feet of drilling. Within the program area, uranium drill-hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll-front-type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet in thickness. This work has confirmed the presence of “roll front” style uranium mineralization. The Company does not control the timing of future drilling operations under the terms of the Supplemental Agreement.

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

In November 2012, 29,488 acres of mineral rights in the Fish Creek State Park was sold to the Montana Department of Fish, Wildlife & Parks. In March 2014, the Company closed the sale of 26,689 acres of mineral rights in Missoula and Granite Counties to Kennecott Exploration Company. CR Montana Corporation, an Atna subsidiary, retained a 1.5 percent NSR royalty on the purchased rights. In Second Quarter 2014, the Company sold an additional 640 acres of Montana Mineral Rights to a third party.

Blue Bird Prospect, Montana

The Company owns a 100 percent interest in 6 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 road miles southwest of the town of Phillipsburg, Montana. The Blue Bird Prospect was acquired by the Company in January 2013 by claim-staking. The property is located on a sedimentary-hosted copper-silver occurrence similar to the copper-gold mineralization at the Troy, Rock Creek and Montanore deposits located to the northwest in Lincoln County, Montana. Copper-silver mineralization is strataform and hosted by units of the Bonner Formation of the Precambrian Belt Super Group.

Anaconda Corporation drill-tested the Blue Bird Prospect in the late-1970s and early-1980s and more recently General Minerals Corporation tested the property. Historic Anaconda drill-hole intercepts include 19 feet grading 1.93 percent copper and 0.88 opt silver. The foregoing historic numbers are being disclosed in reliance on Anaconda Company’s February 1980 drill-hole report and have not been confirmed by a NI 43-101 Technical Report and the Company is not treating these historic numbers as current resources or reserves. The Company is offering this property for joint venture or sale.

Canadian Properties, Yukon and British Columbia

The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Veris Gold Corporation controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. These two properties are available for joint venture or sale.

CLOSURE PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. Kendall produced approximately 302,000 ounces of gold and 136,000 ounces of silver from 1988 through 1998.  Kendall operated under permits issued by MDEQ and other regulatory agencies. The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres were disturbed. Leach pad capping and surface reclamation and re-vegetation of the site are substantially completed. Water management and treatment at the site will be continued for the foreseeable future.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. In October 2014, Atna was advised by the MDEQ that it has reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and has determined that the amendment application is complete and complies with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. Based on this determination, the MDEQ will issue a draft permit amendment. The MDEQ has awarded a contract to an independent engineering firm to write the environmental analysis for the draft and final Environmental Impact Study to support the final closure plan. Work is expected to commence on this project in the Second Quarter of 2015.

CR Kendall has approximately $2.4 million on deposit in an interest-bearing account with the MDEQ for reclamation at Kendall. A further $0.2 million surety bond is also in place. Once a final Record of Decision on the Plan has been issued by the MDEQ, as part of the amended agreement, CRK will use any cash remaining on deposit with the MDEQ to fund any future operation, maintenance and replacement of water treatment and closure facilities. All facilities required to implement the amended plan, consisting primarily of long-term water treatment facilities, are in place.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. From 2010 through 2014, Kendall has sold or donated a total of 598.2 acres of reclaimed and natural land parcels in a number of transactions. Kendall retains the water rights associated with the sold parcels as well as rights-of-access to conduct environmental monitoring and additional reclamation, if required.

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

The Company’s expenditures were financed in 2014 and 2013 primarily by cash from its Briggs and Pinson operations, debt re-financings and restructurings, proceeds from the sale of investments and assets, equity financings, and equipment debt-financings.

The long-term success of the Company depends on the Company continuing to place into production its portfolio of advanced stage development properties or to discover or acquire additional advanced-stage properties to generate profit and cash flow. Development of the Pinson Underground mine commenced in early 2012 and continued through June 2013 when it was placed on care and maintenance. In June 2014 operations re-commenced at the Pinson Underground and production is currently being ramped-up. The Company completed a Pre-Feasibility study of the Mag open-pit mine at Pinson in 2014, which demonstrated positive economics at current gold prices. The Company plans to submit applications to pursue operating permits for that mine.

Most of the Company’s revenues, expenses, assets, and liabilities are denominated in U.S. Dollars, which the Company expects to continue in the foreseeable future. The Company’s C$17.5 million senior debt facility was repaid in January of 2014, leaving little exposure to foreign exchange risks, other than to the extent that currency fluctuations affect gold prices.

The global economy experienced a period of high commodity prices through 2012. Throughout 2013 and 2014, the global economy experienced a period of severe pullbacks in commodity prices, causing significant retrenchment and restructuring in the resource industries. This placed significant pressure on mining companies to slow the development of new mines and to reduce operating and administrative costs, while creating a focus on optimizing existing operations. While retrenchment has occurred as a result, the industry is still experiencing a shortage of qualified mining personnel as an aging workforce has chosen retirement over re-employment. This has maintained cost pressures on salaries, while consumable and equipment prices have stabilized or declined, as recently in the case of diesel prices.

Cash Flow Perspective

In 2014 and 2013, the Company faced a number of adverse conditions including: diminished market-prices paid for gold, difficult capital markets in which to raise debt or equity, a market adverse to the development of new mines, and the impairment of specific non-current assets. As a result, the Company has focused on the generation of cash flows and the re-start of production at the Pinson Underground mine to further augment cash flow.

In 2014, $0.6 million of cash was used in operating activities. Cash flows from investing activities, consisting principally of the sale of properties for $11.4 million and a stock issue that netted $1.8 million, permitted investments in mine development and stripping activity assets of $8.0 million and net repayments of principal on debt obligations of $3.3 million. Overall, our cash balance increased $1.4 million in 2014.

In 2013, operating cash flows provided $8.3 million, and this, plus net proceeds of a stock issuance of $5.3 million and preproduction gold sales (not included in operating cash flows) of $6.5 million permitted $29.0 million to be invested in long-term assets and a net reduction in debt of $9.6 million. Overall, our cash balance decreased $18.6 million in 2013 principally as a result of the investing activities.

Management believes that certain supplemental measures are valuable in reviewing cash flows and liquidity important to continuing as a going concern. EBITDA and “Operating cash flows exclusive of changes in working capital” are two such supplemental measures intended to provide additional information that have no standardized definition under IFRS. Neither is necessarily indicative of underlying operating results or operating profits. Both are used by management in internal budgets and forecasts, and consequently, the presentation of both may enable investors and analysts to better understand the underlying operating performance of our business through the eyes of management. EBITDA is also frequently used by investors and analysts for valuation purposes, for fixed-charge coverage ratios, and as an indicator of cash generated to service debt. Other companies may calculate these measures differently. The closest IFRS measure for EBITDA is net (loss) income and for “Operating cash flows exclusive of changes in working capital” is cash flow from operations. The following table reconciles to the IFRS measures, defines the measures, and shows the derivations of EBITDA and “Operating cash flows exclusive of changes in working capital”.

	For the years ended December 31,
	2014	2013	2012
Net (loss) income	$(15,360,200)	$(49,619,600)	$6,886,000
Deferred income tax expense adjustments	-	10,327,500	95,500
Loss on asset disposals	1,690,400	330,600	352,400
Unrealized loss (gain) on derivatives	14,500	(1,080,800)	(1,111,700)
Provision for site restoration	676,700	(568,600)	392,800
Impairment, net of recoveries, of non-current assets	935,300	33,090,100	-
Current tax expense (recovery)	2,600	(299,200)	98,100
Interest expense	4,844,100	3,445,600	1,324,800
Depreciation and amortization, cost of sales	7,992,400	7,015,100	8,095,100
Adjust inventory to net realizable value, cost of sales, otherwise reportable as depreciation	4,150,400	2,595,600	-
Depreciation - G&A only	132,300	173,500	68,700
EBITDA	$5,078,500	$5,409,800	$16,201,700

Net cash (used in) provided by operating activities	$(643,200)	$8,307,100	$13,590,500
Cash (used for) provided by funding of Changes in operating assets and liabilities	(1,033,300)	4,068,100	(2,484,700)
Operating cash flows exclusive of changes in working capital	$390,100	$4,239,000	$16,075,200

Note that what are largely non-cash expenses and gains, as well as interest, income taxes, and depreciation, have been deducted from Net (loss) income to derive EBITDA. EBITDA remained positive in 2014 and 2013, with $5.1 million and $5.4 million being shown for the respective years.

“Operating cash flows exclusive of changes in working capital” merely backs out the change in cash resulting from changes in working capital from operating cash flows. “Operating cash flows exclusive of changes in working capital” remained positive in 2014 and 2013, with $0.4 million and $4.2 million being shown for the respective years.

Results of Operations – Year Ended December 31, 2014 versus Year Ended December 31, 2013

Atna recognized a net loss of $15.4 million, $(0.08) per basic share for 2014. These results compare to a net loss of $49.6 million, ($0.32) per basic share, for 2013. Significant elements of the $34.2 million decrease in the net loss between the two periods are presented below.

•	Gold and silver revenues decreased $3.6 million, or 8 percent, to $41.5 million in 2014 compared to 2013 with the gold ounces sold increasing from 31,700 ounces to 32,800 ounces, a 3 percent increase, and the average revenue realized per gold ounce sold decreasing from $1,421 to $1,265, an 11 percent decrease. The difference in price times the 31,700 ounces sold in 2013 indicates a $4.9 million decline in revenue and in income were attributable to the decrease in price.
•	Cost of sales, excluding depreciation and excluding adjustments to inventory valuations, was $34.2 million in 2014 and $33.3 million in 2013, an increase of $0.9 million, or 3 percent. Ounces sold increased 3 percent, so there was a minor change in the average net unit cost.
•	Depreciation and amortization cost of sales, increased $1.0 million, or 14 percent, in 2014 relative to 2013. The relative increase in depreciation exceeded the relative change in ounces sold due to a higher basis in historic capital per reserve-ounce at Briggs. Depreciation of pre-stripping costs for the Goldtooth pit, haul trucks acquired in 2013, and equipment rebuilds in 2013 and 2014 increased depreciation expense per ounce produced. Without the adjustments to inventory’s net realizable value, the increase in depreciation expense would have been greater.
•	In 2014 and 2013, inventory was written-down to net realizable value less estimated costs of completion. The net write-downs were $4.2 million and $2.6 million, respectively. The increased write-down principally followed from increased depreciation per ounce added to inventory. The year-end market price for gold, $1,206 for 2014 and $1,205 for 2013, and the average cost of sales per unit, excluding depreciation, changed little between the two years.
•	General and administrative expenses declined $1.3 million, or 26 percent, to $3.6 million in 2014. This reflects a focus on cost reduction.
•	Exploration expenses decreased $0.4 million to $0.3 million in 2014. Few exploration activities were undertaken in the periods, and the costs of the Pinson studies in 2014 were capitalized as development.
•	Property maintenance expense decreased $0.3 million to $0.8 million in 2014. Property maintenance expenses for Pinson Underground were relatively high in the Second Half 2013 when the site was transitioning to its care and maintenance status, whereas Pinson Underground recommenced operations in June of 2014.
•	An impairment of $1.0 million was recognized in 2014 upon the completion of mining in the Goldtooth Pit (See “Briggs Mine, California” above). Impairments and write-offs of $33.1 million were recognized in 2013. The properties impaired in 2013 were all pre-commercial-production properties at various stages of development. Please see Footnote 4, “Property, plant, mine development, and mineral interests, net, as of December 31:”, to the financial statements for a complete description.
•	The Company recognized site restoration expense of $0.7 million in 2014 and a site restoration recovery of $0.6 million in 2013. The expense recognized in 2014 resulted primarily from an updated time table for reclamation work at Briggs and a change in estimated future costs at Kendall. In 2013, estimated future Briggs reclamation costs were decreased, leading to the recovery.

•	Interest expense increased $1.4 million to $4.8 million in 2014, principally as interest was no longer capitalized to Pinson Underground development after June 2013. Effective interest rates and the amortization of loan discounts have increased, also causing an increase in interest expense. Interest paid in cash, whether capitalized or expensed, in 2014 was $3.0 million, whereas it was $2.4 million in 2013.
•	In 2013, an unrealized gain of $1.1 million and a realized loss of $0.2 million were recognized for the embedded derivatives in the 2009 Gold Bonds. These bonds were retired in December 2013, and a negligible loss was recognized for outstanding forward-sales positions in 2014.
•	In November 2014, Reward and the Clover were sold for $10.0 million. An aggregate loss of $1.1 million was recognized upon the sale. The Company also recognized losses of $0.6 million on the disposition in 2014 of equipment, principally the sale of an idle rock crusher at Pinson and an idle haul-truck at Briggs. In 2013, losses of $0.3 million on assets sold were principally related to disposals of mineral rights.
•	A foreign-exchange gain of $2.3 million was realized upon settlement of the loan with Sprott, denominated in Canadian dollars, in 2014. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in 2014 upon realization. No other material foreign-exchange gains or losses were realized in 2014 or 2013.
•	In 2014, Other income of $0.2 million was recognized from miscellaneous sources. In 2013, Other income of $0.6 million resulted principally from recoveries in excess of basis from insurance claims and from the sale of an exploration property.
•	In 2014, a negligible current tax and no deferred tax expense were recognized. In 2013, income tax expense of $10.0 million was recognized, consisting of a $0.3 million current recovery and a $10.3 million deferred tax expense. In 2013, the Company updated and recognized reductions of $10.3 million in its deferred tax assets (“DTA”) attributable to its US net operating loss carryforwards and all other sources. Until the timing and magnitude of future taxable profits become clearer, the Company determined that there was not a sufficient probability to utilize tax loss carryforwards and deductible temporary differences.

As of December 31, 2014, cash and cash equivalents were $2.2 million, a $1.4 million increase since December 31, 2013. The significant elements underlying this net increase in cash are presented below with comparisons to cash flows in 2013.

•	“Operating cash flows exclusive of changes in working capital” were $0.4 million in 2014 and $4.2 million in 2013. The $3.8 million decrease in operating cash flows is largely attributable to the $4.9 million decrease in revenues attributable to lower gold prices, as partially offset by a $1.3 million increase in revenues from the production and sale of an increased number of gold ounces, inclusive of those from Pinson Underground. Decreases in general and administrative expenses improved operating cash flows by approximately $1.3 million. The reclassification of interest expense payments from investing activities in 2013 to operating activities in 2014 led to the presentation of a decrease in cash flows from operations of $1.2 million. All other changes in expenses decreased operating cash flows by $0.2 million.
•	Operating cash flows decreased by $5.1 million in 2014 as a result of changes in working capital. In 2014, operating assets and liabilities used $1.0 million of cash, principally to pay-down trade payables. In 2013, operating assets and liabilities provided $4.1 million in cash principally from the extension of trade-payables and the use / reduction of prepaid assets.
•	Net cash provided by investing activities in 2014 was $3.5 million. In 2013, investing activities consumed $22.5 million of cash. Significant components of these cash flows are noted below.

1.	In 2014, principally through the sale of Reward, Clover, and certain idle equipment, $11.4 million was provided. Surplus equipment sales in 2013 provided $0.7 million.
2.	In 2014, $6.0 million was spent for stripping of the BMN pit, $0.5 million was spent for equipment and equipment rebuilds at Briggs, $0.3 million was spent on Pinson mine studies, and $0.1 was spent principally for mineral interests at Columbia. In 2013, $26.4 million was spent on mine development and capital equipment at Pinson and Briggs. Of this $26.4 million, $5.1 million was spent at Briggs and $3.3 million of this latter amount was for stripping of the Goldtooth South pit.
3.	$1.2 million of capitalized interest was recognized for Pinson in 2013, and no interest was capitalized in 2014.
4.	$6.5 million of pre-production gold sales from Pinson Underground were netted with capital development in 2013, but sales of $2.4 million by Pinson Underground in 2014 were recognized as operating revenue.
5.	Briggs expended $1.1 million on stripping activity assets in 2014 and $3.2 million in 2013. These relate to production stripping within active pits and not to pre-stripping of new pits recognized as development.
6.	Cash-collateral required by a surety in connection with outstanding reclamation bonds was reduced by $0.7 million in 2013. Despite an increase in the surety bonds placed in 2014, the collateral required changed negligibly.
7.	Proceeds from the sales of investments-held-for-sale and from insurance settlements totaled $0.1 million in 2014 and $0.4 million in 2013.
•	Net cash used in financing activities in 2014 was $1.5 million. In 2013, net cash used in financing activities was $4.2 million. Significant elements of these cash flows are noted below.
1.	The Waterton Loan provided net $21.3 million early in 2014, refinancing the Sprott Loan and other current obligations.
2.	Inclusive of repayments of the Sprott Loan and 2009 Gold Bonds, repayments of debt consumed $24.6 million in 2014 and $9.6 million in 2013.
3.	Stock was issued in the third quarter of both years, netting $1.8 million in 2014 and $5.3 million in 2013. In both cases, the proceeds were used for general corporate purposes.

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

•	Gold and silver revenues decreased $14.7 million, or 25 percent, to $45.0 million in 2013 relative to 2012. Gold ounces sold decreased from 35,641 to 31,683 ounces, an 11 percent decrease, and the average price realized per gold ounce decreased from $1,667 to $1,412, a 15 percent decrease.
•	Cost of sales, excluding depreciation and inventory adjustments to net realizable value, decreased $2.2 million, or 6 percent, in 2013. Ounces sold decreased 11 percent, so a net 5 percent increase relates to increased per unit costs. Much of the increase in per unit costs resulted from fixed costs being spread over the decreased ounces sold. Fewer ounces produced and sold resulted principally from a shortfall in ounces mined.
•	Depreciation and amortization within cost of sales decreased $1.1 million, or 13 percent, in 2013 relative to 2012. The units-of-production method of calculating depreciation generally causes depreciation to vary with the ounces sold. Approximately a $0.8 million decrease in recognized depreciation expense resulted in 2013 from less depreciation being reclassified from inventory to cost of sales in the third quarter of 2013 as the depreciation associated with the inventory sold had been diminished by the June 30, 2013 write-down of inventory to its net realizable value. Please see next bullet point.

•	In 2013, the Company recognized a write-down of $2.6 million in its inventory carrying-cost, adjusting to net realizable value less estimated costs of completion. There were no similar adjustments in 2012. In Second Quarter 2013, when the London pm fix price was $1,192 per ounce of gold, a $1.4 million write-down in the value of the inventory was recognized. In Third Quarter 2013, the Second Quarter 2013 adjustment was reversed, however $0.6 million of the adjustment was not revered due largely to gold sales in the quarter, when cost flowed through cost of sales. At December 30, 2013, the London pm fix price was $1,205 per ounce of gold, and as Briggs’ weighted average cost per ounce was greater than this estimated net realizable value less estimated costs of completion, a $1.8 million write-down in the value of the inventory was recognized. This $1.8 million write-down of inventories on-hand at year-end plus the $0.8 million net write-down carried forward from Second Quarter 2013equals the $2.6 million recognized on the Statement of Operations.
•	An impairment loss for non-current assets of $33.1 million was recognized at December 31, 2013, whereas no impairment was recognized in 2012. $30.7 million of the loss was for the impairment of certain secondary-mine development at Pinson Underground, and $2.4 million of the loss followed from fair-value adjustments for exploration properties, land, and mineral rights.
•	General and administrative expenses changed little between 2013 and 2012. Increased legal and outside-service expenses were offset by the elimination of a few positions and the reduced use of consultants.
•	Exploration expenses decreased $1.0 million to $0.7 million in 2013. In 2012, drilling programs were undertaken at Pinson’s Mag open-pit, at Columbia, and at Briggs whereas in 2013, exploration expenses principally were incurred only for continuing studies at Pinson’s Mag open-pit.
•	Property maintenance expenses increased from $0 to $1.1 million in 2013, relative to 2012. These expenses principally related to costs of winding-down Pinson Underground, placing it on care and maintenance at the end of June 2013, and maintaining Pinson Underground in the latter half of 2013. As Reward was a development project on care and maintenance pending financing and market improvements, its maintenance costs were also included in this expense-category in 2013.
•	The provision for site restoration decreased $1.0 million to a recovery of $0.6 million in 2013 due principally to the determination of lower estimated future costs for the reclamation of the Briggs mine.
•	Interest expense increased $2.1 million to $3.4 million for 2013 principally as interest was no longer capitalized to Pinson’s development after that project was placed on care and maintenance in June of 2013. Interest expense also includes the amortization of loan discounts and in the fourth quarter of 2013 the write-off of the Sprott Loan-amendment costs of $1.1 million. As noted in the Supplemental disclosures of cash flow information with the 2013 Financial Statements, interest paid decreased from $2.8 million in 2012 to $2.4 million in 2013.
•	The realized and unrealized gains and losses on derivatives provided income of $0.9 million in 2013, whereas in 2012 they yielded a loss of $0.8 million, an increase in income of $1.7 million. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drove these gains and losses. In 2013, a realized loss of $0.2 million and an unrealized gain of $1.1 million were recognized for changes in the market value of the embedded 2009 Gold Bond derivatives. The 2009 Gold Bonds were retired, inclusive of the closure of their derivative elements, in December 2013.
•	Losses on the disposal of assets aggregated $0.3 million in 2013, little changed from results in 2012. In 2013, losses on disposals were principally related to disposals of mineral rights. In 2012, losses on disposals were principally related to early disposals of a haul-truck engine and pond netting.
•	A loss of $0.1 million was realized in 2013 on the sale of investments, whereas a gain of $0.1 million was realized in 2012 on the sale of investments.

•	In 2013, Other income was $0.6 million consisting principally of recoveries in excess of basis from insurance claims and from the sale of an exploration property. In 2012, Other income was $0.3 million and included a gain of $0.2 million realized as a result of an insurance settlement.
•	In 2013, income tax expense was $10.0 million consisting of a $0.3 million current recovery and a $10.3 million deferred tax expense. During 2013, the Company updated and recognized reductions of $10.3 million in its DTA attributable to its US net operating loss carryforwards and all other sources. As development efforts were suspended for the time being and until the timing and magnitude of future taxable profits became clearer, the Company determined that there was not a sufficient probability that future taxable profits will be available to utilize tax loss carryforwards and deductible temporary differences. In 2012, current tax expense was $0.1 million and deferred tax expense was $0.1 million.

As of December 31, 2013, cash and cash equivalents were $0.8 million, a decrease or net use of $18.5 million since December 31, 2012. The significant elements underlying the net decrease in cash in 2013 are presented below with comparisons to 2012.

•	A stock offering in Third Quarter 2013 netted $5.3 million, used principally for general corporate purposes and to pay for development at Pinson. A stock offering in Third Quarter 2012 netted $16.3 million. The proceeds of this stock offering were principally used toward the development of Pinson Underground.
•	In 2013, $26.4 million was used for mine development and to acquire capital equipment principally at Pinson ($20.6 million) and Briggs ($5.1 million). In 2012, $21.7 million was used for mine development and to acquire capital equipment principally at Pinson ($16.7 million) and Briggs ($3.4 million).
•	Additionally, $1.2 million of interest-paid was capitalized for Pinson in 2013 whereas in 2012, $2.2 million of interest-paid was capitalized for Pinson.
•	In 2013, $6.5 million was received for Pinson ore shipments, while Pinson was in development, reducing net capital spending. In 2012, the equivalent figure for ore shipments was $1.4 million.
•	In 2013, $3.2 million was expended on stripping activity assets at Briggs whereas in 2012, $0.5 million was expended.
•	$0.4 million was received in 2013 and also in 2012 from insurance settlements for premature mechanical-failure claims.
•	$8.3 million was provided by operations in 2013, inclusive of a $4.0 million decrease in working capital / source of funds. This compares to $13.6 million provided by operations in 2012, inclusive of a $2.4 million increase in working capital / use of funds. The $5.3 million decrease in cash flows from operations principally resulted from decreased revenues of $14.7 million, offset to a large degree by the $6.4 million change in working capital and a $3.0 million net decrease in cash-costs.
•	$9.6 million of cash was used for the scheduled repayments of notes, the 2009 Gold Bonds, and finance leases in 2013 compared to $5.6 million used for debt repayments in 2012.
•	Minor quantities of warrants and options were exercised in 2013, whereas warrants and options exercised in 2012 contributed $6.3 million.
•	In 2013 and 2012, $0.6 million and $0.4 million, respectively, were provided by decreasing reclamation-bond security deposits in turn related to decreased collateral requirements by a surety, net of new bonding requirements.
•	In 2013 and 2012, less than $0.1 million and $0.8 million, respectively, were provided through the sale of investments.
•	The disposition of various property and equipment provided $0.7 million and $0.1 million in 2013 and 2012, respectively.

B.	Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months can be met with cash flow from the Briggs and Pinson operations and existing cash, and that these sources may be supplemented with equipment financings and equipment or asset sales. The Company’s 2015 budget and recent forecasts indicate that supplemental financing will not be required; however, this is principally contingent upon Briggs and Pinson realizing operating cash flow targets. Capital requirements in 2015 are expected to be minimal at Briggs and development requirements at Pinson are expected to be funded from operations. No material spending is expected for the Mag Pit or Columbia projects. The Company anticipates either paying-down the balance due on the Waterton Loan or arranging for refinancing of the balance prior to the credit line’s termination on January 31, 2016. However, the Company cannot provide any assurances that it will have sufficient cash flows from operations to repay the Waterton Loan at or prior to maturity, in which case, the Company may be required to seek additional liquidity from the issuance or refinancing of debt, convertible bonds, or equity; new lines of credit; asset sales; or by combinations of these. There can be no assurances that any of these additional sources of liquidity would be available to the Company, or on acceptable terms. In addition, funding requirements could be significantly affected by the future price of gold and any unforeseen, prolonged production disruptions at either mine.

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. See descriptions of recent historical financings in this section and below

As of December 31, 2014, the Company had net working capital of $12.1 million. Current assets as of December 31, 2014 included recoverable gold inventories of approximately 17,900 ounces at Briggs.

“Operating cash flows exclusive of changes in working capital” provided $0.4 million in 2014, $4.2 million in 2013, and $16.1 million in 2012. In 2015, we expect to ramp-up production at the Pinson Underground mine and to ramp-down mining and crushing activities at Briggs, while continuing processing operations at Briggs for several years. The Company is expected to sell 55,000 to 65,000 ounces of gold in 2015. Briggs and Pinson Underground are expected to provide improved, positive, net operating cash flows in 2015. In both cases, operating cash flows will be enhanced by prior investments in development, equipment, inventory, and other assets. Capital spending at Briggs in 2015 is expected to be roughly $1.0 million, principally for sustaining capital / equipment rebuilds. Capital spending at Pinson in 2015 is expected to be between $2.0 million and $2.5 million, principally for vertical spiral development and vent raises.

Financing Transactions

Equity Issuance:

In August 2014, the Company completed a non-brokered private placement by issuing 15.38 million common shares for gross proceeds of C$2.0 million and net proceeds of $1.8 million. As part of this private placement, the Company also issued 15.38 million common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term. In November 2014, 9,453,991 of these warrants were cancelled, leaving a balance outstanding of 5,926,009 warrants.

In accordance with the terms of the Waterton Loan, in January 2014, the Company issued 10.0 million common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term. All of these warrants were cancelled in November of 2014.

In September 2013, the Company completed a bought-deal private placement conducted by Dundee Securities Ltd. and Sprott Private Wealth LP by issuing 36.4 million common shares for gross proceeds of C$5.8 million and net proceeds of $5.3 million.

In 2014, 1,035,000 brokers’ warrants expired unexercised. These warrants had an exercise price of C$1.00 and an eighteen-month term and were issued in conjunction with a short-form prospectus financing of 17.25 million common shares for gross proceeds of C$17.25 million and net proceeds of C$16.0 million in 2012.

No warrants and few options were exercised in 2014 and 2013. Options and Restricted Share Units (“RSU’s”) are granted and issued in accordance with the Company’s compensation plans. Exercises of warrants and options and issuances of RSU’s are summarized in a table below for 2014 and 2013.

In connection with extensions and amendments to the Sprott Loan, the Company in 2013 issued 7.2 million shares with a value of $1.5 million for fees and in 2012 issued 0.6 million shares for fees with a value of $0.6 million.

A roll-forward of the Company’s common shares outstanding during 2014 and 2013 follows.

	Number of Shares
	December 31,	December 31,
	2014	2013
Share Balance, beginning of the period	189,922,144	144,989,922
Issued in conjunction with Sprott credit agreement and amendments	-	7,237,740
Option exercises	35,377	150,544
Compensation and payments with Restricted Shares	2,009,841	1,143,938
Equity Offerings	15,380,000	36,400,000
Share Balance, end of the period	207,347,362	189,922,144

As of March 13, 2015; 208,404,732 common shares were outstanding.

Debt:

In 2014 and 2013, finance leases and equipment-financing notes of $2.0 million and $5.8 million, respectively, were issued for mining equipment and principal repayments for finance leases and equipment-financing notes aggregated $4.1 million and $3.5 million, respectively.

The balance of the Sprott Loan was reduced from C$20 million to C$17.5 million in February of 2013 via a C$2.5 million repayment. The Sprott Loan was extended via amendments through mid-2014. The $1.1 million balance of capitalized loan origination and amendment fees related to the Sprott Loan were written-off to interest expense in December of 2013 in the expectation of closing the Waterton Loan next described.

On January 31, 2014, the Company entered into the Waterton Loan. The Company used this new $22.0 million credit facility to pay the current liability due to Sprott of approximately C$18.1 million, inclusive of early repayment and other fees, under the Sprott Loan, and the balance was used for general working capital purposes including a reduction in trade payables. The Waterton Loan is a non-revolving, senior secured facility, that bears interest at a coupon rate of 10 percent per annum and matures on the earlier of (i) January 31, 2016 and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily (as in the case of the facility having been accelerated in the event of a default) prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5 percent of the original credit facility and (ii) if the payment date occurs on or after the first anniversary of the date of the Waterton Loan, Atna will pay an additional cash fee equal to 5 percent of the credit facility less any prepayments made during the first 12 months of the Waterton Loan. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of US$440,000 and issued to Waterton 10,000,000 non-transferable common share purchase warrants, which warrants were cancelled in November 2014. Certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. have been pledged as security under the Waterton Loan. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Waterton Loan also precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment penalty.

2009 Gold Bonds Payable:

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (“2009 Gold Bonds”). The 2009 Gold Bonds matured and were retired in December 2013. The following provides a roll-forward of the Gold Bonds and related discounts for the twelve months ended December 31, 2013.

		Discounts
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, December 31, 2012	$3,625,000	$(82,500)	$(47,700)	$3,494,800
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	82,500	47,700	130,200
Balance, December 31, 2013	$-	$-	$-	-
Less: gold bonds - current				-
Gold bonds - non-current				$-

Investing Transactions

Disposition of Assets:

In 2014 the Company sold Reward and Clover, an idle crusher, an idle haul truck and other surplus equipment, in total providing $11.4 million of cash. In 2013, the Company received $0.7 million in cash principally for surplus equipment. In 2014 and 2013, respectively, the Company received $0.1 million and less than $0.1 million in cash for investments sold. The investments sold were principally stock in other mining companies acquired in exchange for joint venture or property option interests.

In 2013, the Company received $0.4 million from settlements of two insurance claims related to premature mechanical failures of crushing equipment and $0.6 million from the reduction in collateral for reclamation surety bonds.

Capital Expenditures:

Cash expended for mine development and capital purchases in 2014 and 2013 was $6.9 million and $26.4 million, respectively. These capital expenditures were principally for stripping of the BMN pit in 2014, development of Pinson Underground in 2013, and stripping of the Goldtooth South pit at Briggs in 2013. Additionally, in 2013, capitalized interest of $1.2 million was paid for financing the development of Pinson Underground. Capital spending was reduced by $6.5 million in 2013 as a result of ore sales by Pinson Underground during development. $1.1 million and $3.2 million, respectively, were expended in 2014 and 2013 for stripping activity assets at Briggs.

Capital expenditures are approved for expenditure by the Company on a case-by-case basis, and capital spending may be modified over time based on judgments as to potential benefits, project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of December 31, 2014.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

August 22, 2017	2.64	CAD$0.18	5,926,009

Surety Bonds

Atna is working with a surety company to provide bonds for its operations. Collateral is posted with this company to cover new or increased bond requirements. All surety bonds are subject to annual review and adjustment and additional permitting, extension of mine life, areas of mining activity and changes in the regulatory environment affect bond requirements.

The Company has posted reclamation / surety bonds and a minor cash-bond for Briggs in the amount of $4.5 million. Restricted cash held as collateral by the surety and a government agency amounts to $1.3 million.

The Reward and Clover properties were sold in November 2014, however at December 31, 2014, surety bonds of $1.0 million and collateral deposits of $310,000 had not yet been released to the Company. At March 13, 2015, the Company had been informed that the buyer had replaced the bonds and the BLM was sending releases.

Bonds in place for Pinson total $1.7 million. The Company has placed $0.2 million into a collateral account related to the Pinson surety bonds.

The Company has on deposit with the MDEQ $2.4 million in an interest-bearing account for reclamation at the Kendall Mine. The Company has placed an additional surety bond of $0.2 million with the MDEQ. The surety of the latter bond is holding $0.1 million in collateral.

There is an outstanding surety bond for Columbia of $0.1 million, having a minor amount of collateral associated with it.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

	2014	2013 *	Percent Increase (Decrease)

Revenues	$41,484,300	$45,035,100	-8%
Impairments & adjustments to net realizable value	$5,085,700	$35,685,700	N/A
All other operating expenses	$47,721,700	$46,598,000	2%
Operating (loss) income	$(11,323,100)	$(37,248,600)	-70%
Interest and Other expenses	$4,034,500	$2,342,700	72%
Income tax expense	$2,600	$10,028,300	-100%
Net (loss) income	$(15,360,200)	$(49,619,600)	-69%
Operating cash flow	$(643,200)	$8,307,100	-108%

Tons mined	12,588,410	11,625,400	8%
Gold ounces mined	43,910	41,000	7%
Gold ounces produced	34,370	32,780	5%
Gold ounces sold	32,800	31,700	3%

Gold price per Ounce sold	$1,259	$1,412	-11%
Cash cost per Ounce sold	$1,037	$1,042	0%
AISC	$1,193	$1,184	1%

* For 2013, consistent with the financial presesntation, production statistics exclude capitalized activities by Pinson Underground. For example, 5,200 contained gold ounces were mined and 4,600 gold ounces were sold, the proceeds partially offsetting development costs.

Gold ounces sold increased from 31,700 ounces in 2013 to 32,800 ounces in 2014, a 3 percent increase, basically due to the recommencement of operations at the Pinson Underground mine in mid-2014. 1,950 payable ounces were sold by Pinson Underground in 2014. In 2015, we expect to ramp-up production at the Pinson Underground mine and we plan to ramp-down mining and crushing activities at Briggs, while continuing processing operations at Briggs for several years. The Company is expected to sell 55,000 to 65,000 ounces of gold in 2015. From our budgeting and planning exercises, we expect Briggs and Pinson Underground to provide improved, positive, net operating cash flows in 2015.

The average price realized per gold ounce sold decreased from $1,421 in 2013 to $1,265 in 2014, an 11 percent decrease, having a negative impact of $4.9 million upon revenue. The Company also suffered from decreasing gold prices in 2013 when the average price fell 15 percent. Financial results are heavily dependent on the world-wide market price of gold and other risk-factors. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and “Item 3. Key Information, D. Risk Factors”.

As a result of Company-wide cost reduction efforts, in combination, general and administrative, exploration, and care and maintenance expenses declined $2.0 million, or 30 percent in 2014; and the average cost per ounce remained about the same, decreasing $5 per ounce, or less than 1 percent. See “Item 5. Operating and Financial Review and Prospects, A. Operating Results” for a comparison of revenues, costs, cash flows, and other metrics in 2014 and 2013.

Pinson Underground’s cash costs are expected to decrease through 2015, as ore sales are increased and additional gold units are produced. Targeted production for Pinson in 2015 is 30,000 to 35,000 ounces. Cash costs are expected to settle into the $700 to $800 per ounce range. AISC is expected to settle into the $800 to $900 per ounce range. These compare to a cash cost of $1,030 per ounce and an AISC of $1,325 per ounce in 2014.

Also see “Item 5, B. Liquidity and Capital Resources, Debt” and the “Outlook and Strategy” section in Management’s Discussion and Analysis for 2014.

E.	Off-Balance Sheet Arrangements

As of December 31, 2014 and December 31, 2013, the Company had no outstanding off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company’s material undiscounted contractual obligations as of December 31, 2014 follow.

		Payments due by Period as of December 31, 2014
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long-term debt obligations	$21,483,600	$1,830,500	$19,653,100	$-	$-
Finance lease obligations	3,162,900	1,685,100	1,477,800	-	-
Operating lease obligations	520,500	118,300	201,000	201,200	-
Asset retirement obligations	7,195,200	1,549,100	1,384,700	2,873,100	1,388,300

Total	$32,362,200	$5,183,000	$22,716,600	$3,074,300	$1,388,300

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Names, state or province of residence, offices and principal occupations of the members of the board of directors of the Company (the “Board”) and senior executives of the Company are as follows.

Name and Municipality of Residence	Office held with the Company	Director or Officer since	Other Principal Directorships	Principal Occupation
David H. Watkins(3) British Columbia, Canada	Chairman and Director	March 2000	EURO Ressources SA, Golden Minerals Company, Argonaut Gold Inc., Commander Resources Ltd., Camino Minerals Corporation & Rio Novo Gold Inc.	Director
Glen D. Dickson(1,2) British Columbia, Canada	Director	December 2002	Venerable Ventures Ltd.	Retired
David K. Fagin(1,4) Colorado, United States	Director	March 2008	None	Investor

Name and Municipality of Residence	Office held with the Company	Director or Officer since	Other Principal Directorships	Principal Occupation
Christopher E. Herald(2,3) Colorado, United States	Director	August 2009	Solitario Exploration and Royalty Corp.	President and Chief Executive Officer of Solitario Exploration and Royalty Corp.
Ronald D. Parker(2,4) Missouri, United States	Director	March 2008	None	Retired
Paul H. Zink(1,3) Colorado, United States	Director	April 2011	None	Senior Vice President and Chief Financial Officer, Rare Element Resources Ltd.
James K. B. Hesketh(4) Colorado, United States	President, Chief Executive Officer and Director	September 2001	None	President & Chief Executive Officer of the Company
William R. Stanley Arizona, United States	Vice President Exploration	January 2004	None	Vice President Exploration of the Company
Rodney D. Gloss Colorado, United States	Vice President and Chief Financial Officer	October 2011	None	Vice President & Chief Financial Officer of the Company

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

The business experience, functions and areas of experience of each director and officer, including activities performed outside the Company, are as follows:

David H. Watkins, 70, has been a Director of the Company since 2000, he was appointed Executive Chairman in January 2009 and he stepped down as Executive Chairman becoming Chairman on July 1, 2010. Mr. Watkins has over 40 years experience in exploration, development, and mining operations. During the early part of his career, he served as exploration geologist for Newmont and Noranda. He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper. Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining Atna in 1999. Mr. Watkins served as President and CEO of Atna from 1999 to 2008.

Glen D. Dickson, 65, has been a Director of the Company since 2002. Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd from 1993 through 2002. Most recently, Mr. Dickson was the Chief Executive Officer and Director of Gold-Ore Resources Ltd., until it merged with Elgin Mining Inc. on April 30, 2012. Mr. Dickson served as a Director of Elgin Mining Inc. through May 22, 2013.

David K. Fagin, 76, was appointed a Director of the Company on March 18, 2008. From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. He served as a Director of Pacific Rim Mining Ltd. until November 27, 2013.

Christopher E. Herald, 61, joined the Board in August 2009. He has over 30 years of experience in the mining industry and has been President and CEO and a Director of Solitario Exploration and Royalty Corporation since 1992. He was instrumental in discovering the 1.5 million ounce high-grade Buckhorn Mountain Gold deposit for Crown Resources and its subsequent sale to Kinross Gold for approximately $240 million in 2006. Chris was also responsible for the initial exploration successes of the 1.5 million ounce Kettle River open pit and underground deposits. During his career, he has held various positions in Anaconda Minerals, Echo Bay Mines, Crown Resources, and as Chairman of The Denver Gold Group.

Ronald D. Parker, 64, was appointed a director of the Company on March 18, 2008. From 2002 to 2012, Mr. Parker served as President and CEO of Gammill Inc, a manufacturing company. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

Paul H. Zink, 59, joined the Board in April, 2011. Paul was appointed Chief Financial Officer of Rare Element Resources in December 2013. Prior to that he was Chief Executive Officer of Americas Bullion Royalty Corp. Paul served as President of Eurasian Capital, the royalty and merchant banking division of Eurasian Minerals Inc., from July 2010 through January 2013. He has more than 30 years of experience in the financial and extractive industries. He began his career in the metals and mining industry with a 17-year tenure at J.P. Morgan & Co., Inc., where he performed merger and acquisition analysis, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc. From 2008-2010, Mr. Zink served as President and Director of International Royalty Corporation ("IRC") and was a key member of the senior management team that negotiated IRC's successful sale to Royal Gold, Inc. in February, 2010.

James K. B. Hesketh, 57, became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. He has been a Director of the Company since 2001.

William R. Stanley, 59, was appointed Vice President of Exploration in 2004.  Mr. Stanley has over 35 years experience as a mineral exploration geologist.  While the vast majority of Mr. Stanley’s exploration experience is in the western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, and a Master of Business Administration from Arizona State University. Prior to joining Atna, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms. He has held positions with Cyprus Amax as the U.S. Exploration Manager, and Homestake Mining Company as Senior Exploration Geologist where he was responsible for several gold deposit discoveries, two of which were placed into production.

Rodney D. Gloss, 58, joined Atna in October of 2011 as Vice President and Chief Financial Officer. Mr. Gloss has an extensive background in the global mining and manufacturing sectors with experience in managing all aspects of accounting and finance. He is an experienced and proven leader with the analytical and financial know-how to reduce costs and grow enterprises in a profitable manner. Mr. Gloss has served as Corporate Controller for Alacer Gold; VP, Chief Accounting Officer, and Corporate Controller for Intrepid Potash; and CFO, VP, Controller, and Director of Treasury for Timminco Ltd. Mr. Gloss holds an MBA in Finance and Marketing from the University of California, Los Angeles and a BS in Mathematics from Northern Arizona University. He is a CPA in the State of California.

B.	Compensation

The following table and notes set forth all compensation earned by directors and senior management for the positions held during 2014. As such, deferred compensation and awards earned in 2014 but paid or issued subsequently are included.

Name and principal position	Fee or Salary, incl. 401k Match ($)	RSU awards ($) (1)	Option awards ($) (1)	Cash incentive plan ($) (1)	Total compensation ($)
Glen D. Dickson – Director	nil	48,131	9,095	nil	57,226
David K. Fagin – Director	nil	28,010	9,095	nil	37,105
Ronald D. Parker – Director	nil	23,178	9,095	nil	32,273
Christopher E. Herald – Director	nil	23,783	9,095	nil	32,877
Paul H. Zink – Director	nil	24,678	9,095	nil	33,773
David H. Watkins – Director & Chairman of the Board	nil	32,450	9,095	nil	41,545

Name and principal position	Fee or Salary, incl. 401k Match ($)	RSU awards ($) (1)	Option awards ($) (1)	Cash incentive plan ($) (1)	Total compensation ($)
James K. B. Hesketh – Director, President, Chief Executive Officer	304,480	33,000	33,833	1,000	372,313
Rodney D. Gloss – Vice President and Chief Financial Officer	181,780	19,500	18,190	1,000	220,470
William R. Stanley – Vice President, Exploration	193,896	20,800	18,190	1,000	233,886

(1)	Dollar amounts provided for option-based and restricted-stock-unit (RSU) awards reflect fair value on the date of grant. Option-based awards, RSU’s, and dollar amounts for annual incentives are determined as discussed in the Compensation Discussion and Analysis below.

No part of this compensation was paid pursuant to a profit sharing plan. Except for the Company’s 401(k) plan, the Company does not provide pension or retirement benefits, and no amounts have been set aside for such benefits. As for all eligible employees who elected to contribute to the Company’s Safe Harbour 401(k) plan, the Company matched up to 4 percent of the contributed compensation through December 31, 2014. Effective January 1, 2015, the Company amended its 401(k) plan to only make discretionary matching contributions.

Termination of Employment, Change in Responsibilities and Employment Contracts

The following summarizes the employment agreements (the “Employment Agreements”) of Mr. Hesketh, Mr. Gloss and Mr. Stanley (the “Executives”). The Employment Agreements will terminate annually on December 31st, unless sooner terminated in accordance with the provisions of the Employment Agreements, and may be renewed for periods of one year at a time thereafter. If Atna terminates the employment of the Executive without cause, or the Executive terminates employment for good reason (as defined in the Employment Agreements), then the Executive will be entitled to: (i) accrued compensation already earned through the date of termination, (ii) a bonus equal to the average of the bonuses paid in the last two years and pro-rated for the portion of the current year elapsed through the termination event, (iii) a severance payment equal to one year’s salary plus one month’s salary for each year of service to the Company up to a maximum of either 18 or 24 months’ salary; or if the termination by the Company without cause or by the Executive for good reason occurs upon or within ninety days after a Change of Control, as defined in the Employment Agreements, then the severance payment shall be equal to twenty four months of the Executive’s annual salary, (iv) the Executive is eligible to receive COBRA continuation coverage paid by the Company for a period of up to twelve months, and (v) subject to the terms of the Employment Agreements, all equity awards shall vest. Atna is also obligated to pay a tax gross-up payment to cover certain excise tax imposed by Section 4999 of the Code which may be incurred in connection with a severance payment. The Employment Agreements contain a covenant not to compete with the Company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from Atna.

Salary payments related to the above Employment Agreements are based on the current salary at the time of the event. The value of equity awards vesting early due to a termination event is based on the fair value of the options and RSU’s at the time of the event. The following estimated payments would be required, assuming the conditions leading to a maximum pay-out, other than in the case of the pro-rata bonus, which assumes a mid-year event.

Executive Name and Title	Maximum Employment Contract Payments
James K.B. Hesketh, President and Chief Executive Officer	$780,772
Rodney D. Gloss, Vice President and Chief Financial Officer	$425,711
William R. Stanley, Vice President of Exploration	$450,592

C.	Board Practices

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

Audit Committee Membership

The Audit Committee must consist of at least three directors. Each member of the Audit Committee must meet the listing standards relating to independence of the TSX and all other applicable regulatory authorities. Under the Sarbanes-Oxley Act, at least one member of the Committee must be a “financial expert,” whose qualifications include financial literacy, independence and accounting or related financial expertise. The Audit Committee reports to the Board. A majority of the members of the committee constitute a quorum. The following members of the Audit Committee have been appointed by and replaced at the will of the Board.

Mr. Paul Zink (Chairman)

Mr. David Fagin

Mr. Glen Dickson

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

Members are as follows:

Mr. Christopher Herald (Chairman)

Mr. Glen Dickson

Mr. Ronald Parker

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

(e)        Stock Option, Restricted Share Unit, and Incentive Compensation Plans. The Compensation Committee will supervise and administer Atna's stock option, restricted stock unit, or any other equity-based compensation programs, and the incentive compensation plan, and may approve, amend, modify, interpret, ratify the terms of, or terminate any such plan, to the extent that such plans and applicable laws so permit, and will make recommendations to the Board with respect to equity-based plans and incentive-compensation plans as appropriate.

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

As of December 31, 2014, the Company had approximately 116 full- and part-time employees, having decreased from approximately 143 employees at December 31, 2013. The following table provides information on the activity and geographical location of the Company’s employees and contractors.

Activity	Geographical Location	Number of Employees at December 31, 2014	Number of Contractors at December 31, 2014
Corporate headquarters	Colorado USA	8	3
Briggs Mine	California USA	102	1
Pinson Property	Nevada USA	3	5
Kendall Mine in Reclamation	Montana USA	3	-

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6B above and includes details of all options to purchase common shares of the Company held by such persons at March 14, 2014.

Name	# of Common Shares Held (3)	Number of Stock Options		Exercise Price Canadian $	Expiry Date
Glen D. Dickson	323,142	120,000	(1)	0.60	Dec 13/2015
		150,000	(1)	0.90	Dec 13/2015
		130,000	(1)	1.13	Dec 11/2016
		207,200	(2)	0.105	Dec 12/2018
		250,000	(2)	0.0675	Dec 9/2019
David K. Fagin	721,369	120,000	(1)	0.60	Dec 13/2015
		150,000	(1)	0.90	Dec 13/2015
		130,000	(1)	1.13	Dec 11/2016
		207,200	(2)	0.105	Dec 12/2018
		250,000	(2)	0.0675	Dec 9/2019
Ronald D. Parker	504,157	120,000	(1)	0.60	Dec 13/2015
		150,000	(1)	0.90	Dec 13/2015
		130,000	(1)	1.13	Dec 11/2016
		207,200	(2)	0.105	Dec 12/2018
		250,000	(2)	0.0675	Dec 9/2019
Christopher E. Herald	548,941	120,000	(1)	0.60	Dec 13/2015
		150,000	(1)	0.90	Dec 13/2015
		130,000	(1)	1.13	Dec 11/2016
		207,200	(2)	0.105	Dec 12/2018
		250,000	(2)	0.0675	Dec 9/2019
Paul H. Zink	541,749	100,000	(1)	0.54	Apr 05/2016
		150,000	(1)	0.90	Dec 13/2015
		130,000	(1)	1.13	Dec 11/2016
		207,200	(2)	0.105	Dec 12/2018
		250,000	(2)	0.0675	Dec 9/2019
David H. Watkins	1,591,125	120,000	(1)	0.60	Dec 13/2015
		150,000	(1)	0.90	Dec 13/2015
		130,000	(1)	1.13	Dec 11/2016
		207,200	(2)	0.105	Dec 12/2018
		250,000	(2)	0.0675	Dec 9/2019
James K. B. Hesketh	1,050,712	400,000	(1)	0.60	Dec 13/2015
		500,000	(1)	0.90	Dec 13/2015
		500,000	(1)	1.13	Dec 11/2016
		796,900	(2)	0.203	Jan 11/2019
		930,000	(2)	0.0675	Dec 9/2019
Rodney D. Gloss	419,811	200,000	(1)	0.75	Oct 03/2016
		75,000	(1)	0.90	Dec 13/2015
		250,000	(1)	1.13	Dec 11/2016
		398,400	(2)	0.105	Dec 12/2018
		500,000	(2)	0.0675	Dec 9/2019
William R. Stanley	719,282	200,000	(1)	0.60	Dec 13/2015
		300,000	(1)	0.90	Dec 13/2015
		250,000	(1)	1.13	Dec 11/2016
		398,400	(2)	0.105	Dec 12/2018
		500,000	(2)	0.0675	Dec 9/2019

(1)	This option grant is fully vested.
(2)	These option grants vest 1/3 on the grant date and 1/3 each year over the next two anniversary dates.
(3)	At March 13, 2015, persons listed in item 6B above independently owned less than two percent of the Company’s shares outstanding and collectively own approximately 3.1 percent of the shares outstanding.

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

Maximum Shares Available

The maximum number of common shares of Atna that may be issuable under the Option Plan and the RSU Plan (together “the Equity Incentive Plans”) is a number equal to 10 percent of the number of issued and outstanding common shares of Atna on a non-diluted basis at any time, less the aggregate total number of common shares of the Company that are, from time to time, subject to issuance under outstanding rights that have been granted by the Company under any other share compensation arrangement, including outstanding stock options issued by the Company under its Option Plan and outstanding RSUs issued by the Company under its RSU Plan. As of March 13, 2015, the maximum number of common shares issuable under the Equity Incentive Plans was 20,840,473. As of March 13, 2015, approximately 13,696,773 common shares were issuable upon the exercise of outstanding options and 130,143 shares were issuable upon the vesting of outstanding RSUs issued under the Equity Incentive Plans leaving 7,013,557 common shares reserved for future issuance.

Maximum Shares Available to Insiders

To ensure that insiders of Atna have the opportunity to vote on certain approvals listed in Section 613(a) of the TSX Company Manual, the Equity Incentive Plans restrict the maximum number of common shares of Atna that are issued under these plans, or that may be issuable, to insiders (as defined under applicable securities law). Under the Equity Incentive Plans, unless permitted by regulatory approval and, if required by applicable law, shareholder approval is obtained: (i) the aggregate number of common shares of the Company which may be issuable to insiders of Atna pursuant to options granted under the Option Plan or RSUs granted under the RSU Plan, and under any other share compensation arrangement, shall not exceed 10% of the total number of issued and outstanding common shares of Atna at the date of grant of the option or the RSU on a non-diluted basis; and (ii) the aggregate number of common shares of Atna which may be issued to insiders of Atna pursuant to options granted under the Option Plan or RSUs granted under the RSU Plan, and under any other share compensation arrangement, within any one-year period, shall not exceed 10% of the total number of issued and outstanding common shares of Atna at the end of such period on a non-diluted basis.

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

Based upon the Company’s review of current public filings and to the Company’s knowledge, as of March 13, 2015, the following shareholder beneficially owned, directly or indirectly, or exercised control or direction over more than five percent (a US threshold) of the voting rights of the Company.

Name	Number of Shares	Percentage of Shares Outstanding
Sprott Inc.	35,844,748	17.2%

On September 19, 2013, Sprott Inc. acquired 33,400,000 common shares in a private placement at C$0.16 per share. On January 12, 2015, Sprott Inc. reported owing 35,844,748 common shares of the Company, representing 17.2 percent of the current shares outstanding.

On August 22, 2014, Waterton Precious Metals Fund II Cayman, LP (Waterton) acquired in a private placement 15,380,000 Units at C$0.13 per Unit; each Unit consisting of one common share and one warrant exercisable at C$0.18 per share for up to three years. In November 2014, 9,453,991 of these warrants were cancelled, leaving a balance outstanding of 5,926,009 warrants. Under the terms of the Waterton Loan, entered on January 31, 2014, the Company issued 10,000,000 common-share purchase-warrants to Waterton with an exercise price of C$0.25 per common share for a three year term. All of these latter warrants were cancelled in November of 2014.

In February 2012, Sheldon Inwentash filed a report indicating that he, together with his associates, held 11,565,000 common shares of the Company, representing 5.5 percent of the current outstanding common shares. Sheldon Inwentash and his associates acquired the common shares of the Company in the public market.

These named shareholders did not possess voting rights different from those of other Company shareholders.

To the knowledge of the Company and based on current public filings as well as information provided by the Company’s transfer agent, the table below is the distribution of the shareholders of the Company at December 31, 2014.

Country	Total Holders	Holders percent	Total Holdings	Holdings percent
Canada	2,754	34.69	83,338,372	40.19
USA	5,086	64.07	70,204,132	33.86
Other Countries	98	1.23	53,804,858	25.95

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person severally or jointly. The Company knows of no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

During 2014 and 2013, and through the date of this report, the Company had no related party transactions.

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

A.	Consolidated Financial Statements and Other Financial Information

Attached hereto as Exhibit 15.1 (i) to (vi) are the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2014, 2013 and 2012. The consolidated financial statements are accompanied by auditors' reports and related notes. See “Item 18. Financial Statements”.

Legal Proceedings

As of March 13, 2015, there are no legal or arbitration proceedings, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Dividend Distributions

The Company is permitted to pay dividends under its governing documents. The Company has no current plans to pay any dividends. Dividends are also currently restricted under the terms of the Waterton Loan.

B.	Significant Changes

Changes in Accounting Policies

International Financial Reporting Standards:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”). IFRS has been consistently applied and all periods shown in the 2014 consolidated financial statements are comparable.

Recent Accounting Pronouncements

Following are the recently issued accounting standards relevant to our Company and business that may impact the Company in the future. IFRS 15 – Revenue from Contracts with Customers – On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. This Standard outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers. It supersedes current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations. The key principle of this Standard is that an entity will recognize revenue when it transfers promised goods or services to customers for an amount that reflects its expected consideration. The Standard introduces far more prescriptive and detailed implementation guidance than was included in IAS 18, IAS 11 and the related interpretations. The effective date for the Standard is for reporting periods beginning on or after 1 January 2017, with earlier adoption permitted. The Company is currently assessing the impact, if any, of the new Standard.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low market prices in Canadian Dollars for the Company’s common stock on the TSX:ATN, expressed in Canadian dollars and on the OTCQB:ATNAF, in U. S. Dollars, are set forth below.

For the five most recent full financial years: the annual high and low market prices:

	TSX		OTCQB
	High - $	Low - $	High - $	Low - $

2010	0.770	0.430	0.75	0.40
2011	1.020	0.520	1.00	0.53
2012	1.540	0.760	1.58	0.75
2013	1.290	0.090	1.32	0.09
2014	0.24	0.060	0.22	0.05

For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter follow.

	TSX		OTCQB
	High - $	Low - $	High - $	Low - $
Fiscal 2013
First Quarter, ended 03/31/13	1.290	0.800	1.32	0.78
Second Quarter, ended 06/30/13	0.830	0.095	0.82	0.10
Third Quarter, ended 09/30/13	0.235	0.105	0.23	0.10
Fourth Quarter, ended 12/31/13	0.160	0.090	0.16	0.09

Fiscal 2014
First Quarter, ended 03/31/14	0.240	0.095	0.22	0.08
Second Quarter, ended 06/30/14	0.150	0.090	0.14	0.08
Third Quarter, ended 09/30/14	0.165	0.095	0.14	0.09
Fourth Quarter, ended 12/31/14	0.105	0.060	0.10	0.05

Fiscal 2015
Period ended 03/13/15	0.120	0.065	0.10	0.06

For the most recent six months: the high and low market prices and the average daily trading volumes for each month follow.

	TSX		OTCQB
	High - $	Low - $	High - $	Low - $
March 1-13, 2014	0.110	0.095	0.09	0.08
February-15	0.120	0.090	0.10	0.07
January-15	0.110	0.065	0.09	0.06
December-14	0.075	0.060	0.07	0.05
November-14	0.080	0.065	0.08	0.06
October-14	0.105	0.075	0.10	0.07
September-14	0.125	0.095	0.12	0.09

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

The Company’s common shares have been listed and traded in Canada on the TSX under the symbol “ATN” since March 14, 1996. The Company is also traded on the OTCQB Marketplace in the U.S. under the symbol “ATNAF”.

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

During the two years preceding this report, the following are considered to be material contracts: 1) the Waterton Loan of January 2014, 2) the private placement of Units, stock and warrants, with Waterton in August 2014, and 3) the share purchase agreement of November 2014 to sell Reward and Clover to Waterton Nevada Splitter, LLC.

On January 31, 2014, the Company entered into the Waterton Loan, a $22.0 million credit facility agreement under terms previously described. (See descriptions of the Waterton Loan in “Item 5, B. Liquidity and Capital Resources, Debt” and Exhibits to this 20-F.)

On August 22, 2014, Waterton acquired in a private placement 15,380,000 Units at C$0.13 per Unit; each Unit consisting of one common share and one warrant exercisable at C$0.18 per share for up to three years.

In November of 2014, Reward and Clover, held by Atna Resources Inc., were sold for $10.0 million to Waterton Nevada Splitter, LLC, pursuant to a share purchase agreement dated November 14, 2014. (Also see “Item 4. Information on the Company, B. Business Overview” and Exhibits to this 20-F.)

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2014, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

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

As discussed below, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable years ended December 31, 2008 through December 31, 2014. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

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

Based on currently available information, the Company reasonably believes that it was not a “passive foreign investment company” for the taxable years ended December 31, 2008 through December 31, 2014.

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds have been required to a pay 3.8 percent Medicare surtax on “net investment income” including, among other things, dividends and get gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Documents referred to in this Annual Report may be inspected during normal business hours at the head office of the Company at Suite 250, 14142 Denver West Parkway, Golden, Colorado 80401 or the Company's Canadian legal counsel’s office located at 1800 - 510 West Georgia Street, Vancouver, BC Canada V6B 0M3.

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

Quantitative Information about Market Risk

Derivatives:

Other than the embedded forward sales contracts within the 2009 Gold Bonds, which were retired in December of 2013, , derivatives have not been utilized to any material extent. The Company may enter into derivative contracts (hedges) to manage related risks. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. Entering into and managing gold hedges has been limited in the aggregate by counter-party credit agreements stipulating margin lines of $500,000 to $600,000. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

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

For 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $4.1 million, respectively. For 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $4.5 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of changes in gold prices on its operations. Please see “Derivatives” section just-above. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

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

Under the terms of the Waterton Loan, certain assets owned by Atna in Canyon Resources Corp. (CRC) and assets owned by CRC in CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. are pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment penalty.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In 2013, the debt refinancing subsequent to year-end has been reclassified to the later appropriate columns. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of December 31, 2014
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$5,298,000	$4,736,900	$561,100	$-	$-	$-
Finance lease obligations	3,162,900	$388,300	$1,296,800	$1,477,800	$-	$-
Long term debt obligations	21,483,600	$509,900	$1,320,600	$19,653,100	$-	$-

Total	$29,944,500	$5,635,100	$3,178,500	$21,130,900	$-	$-

		Payments due by Period as of December 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,196,300	$6,745,100	$451,200	$-	$-	$-
Finance lease obligations	5,842,800	$537,400	$1,598,700	$3,706,700	$-	$-
Long term debt obligations	19,006,900	$100,500	$1,048,200	$17,858,200	$-	$-

Total	$32,046,000	$7,383,000	$3,098,100	$21,564,900	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 35 percent at December 31, 2014 and 32 percent at December 31, 2013. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

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

Pinson Underground sells ore and/or doré and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ore to Newmont USA Limited, a subsidiary of Newmont Mining Corp., with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Goldstrike Mines, Inc., a subsidiary of Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at December 31, 2014 and December 31, 2013 were nil and $56,400, respectively, representing the maximum potential losses from changes in prices of equity investments.

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

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability, impair deferred tax assets, or give rise to impairment of long-term assets.

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

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2014. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in May of 2013. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2014.

As the capitalization of the Company as of June 30, 2014 did not meet the threshold required pursuant to rules of the SEC, this Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.

There were no significant changes in internal control over financial reporting that occurred during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk. The relevant controls may become inadequate due to changes in circumstances or the degree of compliance with the underlying policies or procedures may deteriorate.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it has at least two audit committee financial experts (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. David Fagin and Mr. Paul Zink have been determined to be such audit committee financial experts and are independent as defined in National Instrument 58-101, meaning that, they have no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of their independent judgment, and are not otherwise deemed not to be independent. The SEC has indicated that the designation of an audit committee financial expert does not make Mr. Fagin or Mr. Zink an “expert” for any purpose, impose on them any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

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

Audit Fees

The appointment of the Company’s auditor, EKS&H LLLP, was approved by the shareholders at the Annual General Meeting held on June 4, 2014. For the years ended December 31, 2014 and 2013, fees charged by the Company’s external auditors are shown below.

	2014	2013

Audit fees	$110,500	$111,100
Tax fees	-	-
Internal control audit	-	-
All other	$13,300	$19,600

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures. All services rendered by EKS&H LLLP during 2014 and 2013 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the fiscal years ended December 31, 2014 and 2013.

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

ITEM 19.	EXHIBITS

Exhibit 1.1	BC Business Corporation Act – Articles of Incorporation (Filed as Exhibit 99.0 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 0-29336), and are incorporated herein by reference).
Exhibit 3.1	Employment Agreements for last two years. (Those for continuing officers; Hesketh, Gloss, and Stanley; were filed as Exhibit 3.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and are incorporated herein by reference.)
Exhibit 4.2	The Sprott Loan Agreement Amendments were filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and December 31, 2013, and are incorporated herein by reference.
Exhibit 4.3	Gold Bond Agreement without attachments/exhibits. (Filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and incorporated herein by reference.)
Exhibit 4.4	Shareholder Rights Plan adopted in June 2012 (Filed as Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and incorporated herein by reference.)
Exhibit 4.5	Short Form Offering – September 2012 (Filed as Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and incorporated herein by reference.)
Exhibit 4.6	Majority Voting & Advance Notice policies (Filed as Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and is incorporated herein by reference.)
Exhibit 4.7	Restricted Share Unit Plan adopted May 7, 2013 was filed as Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and is incorporated herein by reference.
Exhibit 4.8	Amended Stock Option Plan, May 7, 2013 was filed as Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and is incorporated herein by reference.
Exhibit 4.9	Documents related to Private Placement of common shares in September of 2013 were filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and is incorporated herein by reference.
Exhibit 4.10	Waterton Credit Agreement, January 31, 2014 (Filed on SEDAR on February 7, 2014 and as 6-K on EDGAR on February 13, 2014 and incorporated herein by reference.)
Exhibit 4.11	Private placement 15,380,000 Units at C$0.13 per Unit; each Unit consisting of one common share and one warrant exercisable at C$0.18 per share for up to three years.	(1)
Exhibit 4.12	Agreement to Sell CR Reward Corporation and the Clover Property to Waterton Nevada Splitter LLC, dated November 14, 2014.	(1)
Exhibit 8.1	List of Subsidiaries.	(1)
Exhibit 12.1	Section 302 Certifications by the chief executive officer and chief financial officer as required by rule 13a-14(a) or Rule 15d-14(a).	(1)
Exhibit 13.1	Section 906 Certifications by the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code.	(1)
Exhibit 14.1	Consent of Independent Registered Public Accounting Firm EKS&H LLLP.	(1)

Exhibit 15.1		Audited Consolidated Financial Statements and Notes thereto.	(1)
	(i)	Report of Independent Registered Public Accounting Firm EKS&H LLLP dated March 13, 2015.	(1)
	(ii)	Consolidated Balance Sheets as of December 31, 2014 and 2013.	(1)
	(iii)	Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012.	(1)
	(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.	(1)
	(v)	Notes to Consolidated Financial Statements	(1)
	(vi)	Consolidated Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.	N/A
Exhibit 15.2		Management’s Discussion and Analysis for the years ended December 31, 2014 and 2013.	(1)
Exhibit 16.1		Mine safety disclosure, as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.	(1)

(1)	Attached hereto

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATNA RESOURCES LTD.

/s/ “James K.B. Hesketh”

James K.B. Hesketh

President and Chief Executive Officer

March 13, 2015

